miax®

June 1, 2022

Jeannette Jackson
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: Miami International Securities Exchange, LLC ("MIAX")
Amendment 2022-7 to Form 1 Application

Dear Ms. Jackson:

Enclosed for official filing pursuant to Rule 6a-2(c) is Amendment 2022-7 to the Form 1 Application of MIAX, which includes the following changes:

Exhibits A, B, C & J – Triennial filing pursuant to Rule 6a-2(c)

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc: Marlene Olsen

7 Roszel Road, Suite 1A
Princeton, New Jersey 08540

1450 Brickell Avenue
Suite 1100, 11th Floor Loft
Miami, Florida 33131

miaxoptions.com

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 06/01/22	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

22001072

5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   Miami International Securities Exchange, LLC
   7 Roszel Road, Suite 1A
   Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership
   ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 9/10/07 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Date: June 1, 2022

By: *Barbara J. Comly*
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this ___ day of _____, 2022.

Based upon relief from Commission Staff and difficulties arising from COVID-19,
Miami International Securities Exchange, LLC is making this filing without a notarization.

____
Notary Public of the State of New Jersey

**This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.**

EXHIBIT A

Exhibit Request:

A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Response:

The following materials are submitted by Miami International Securities Exchange, LLC ("MIAX" or the "Exchange") in response to this Exhibit A:

1. The Amended and Restated Certificate of Formation of Miami International Securities Exchange, LLC dated November 12, 2020 is attached.

2. The Third Amended and Restated Limited Liability Agreement of Miami International Securities Exchange, LLC dated November 12, 2020 is attached.

3. The Amended and Restated By-Laws of Miami International Securities Exchange, LLC dated November 12, 2020 are attached.

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:49 AM 11/12/2020
FILED 09:49 AM 11/12/2020
SR 20208353710 - File Number 4420452

STATE OF DELAWARE
AMENDED AND RESTATED
CERTIFICATE OF FORMATION
OF
MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

This filing has been executed and filed in accordance with Section 18-208 of the Limited Liability Company Act. This document is being executed for the purpose of amending and restating the Amended and Restated Certificate of Formation, filed on June 17, 2011 under file number: 4420452.

FIRST: The name of the limited liability company is **Miami International Securities Exchange, LLC**.

SECOND: The address of its registered office in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle, ZIP Code 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The members agree to be bound by the signed limited liability company agreements except as they may be contradicted by the Limited Liability Company Act of the State of Delaware.

FOURTH: The duration of this limited liability company will be perpetual.

IN WITNESS WHEREOF, the undersigned, an authorized person, has executed this Amended and Restated Certificate of Formation on this date of November 12, 2020.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

By: Barbara J. Comly
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

(a Delaware limited liability company)

Miami International Holdings, Inc., a Delaware corporation, the sole member (the "LLC Member") of **Miami International Securities Exchange, LLC**, a Delaware limited liability company (the "Company"), pursuant to and in accordance with the Delaware Limited Liability Company Act, 6 Del.C. § 18-101, et seq. (the "LLC Act"), hereby declares the following to be the Third Amended and Restated Limited Liability Company Agreement (the "LLC Agreement") of the Company which amends and restates in its entirety the Second Amended and Restated Limited Liability Company Agreement dated December 1, 2012 of the Company. Capitalized terms not otherwise defined herein shall have the meanings set forth on Schedule A to this LLC Agreement.

Section 1. Formation of the Company. The Company has been formed as a limited liability company under the LLC Act by the filing of a Certificate of Formation with the Office of the Secretary of State of the State of Delaware. The LLC Member agrees to be bound by and comply with the provisions thereof and hereof.

Section 2. Name. The name of the Company is "Miami International Securities Exchange, LLC".

Section 3. Principal Place of Business. The location of the principal place of business of the Company shall be 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540, or such other place as determined by the Board of Directors from time to time.

Section 4. Registered Office; Registered Agent. The registered office of the Company required by the LLC Act to be maintained in the State of Delaware shall be 1209 Orange Street in the City of Wilmington, County of New Castle, ZIP Code 19801 or such other office as the Board of Directors may designate from time to time. The registered agent for the Company shall be The Corporation Trust Company or such other registered agent as the Board of Directors may designate from time to time.

Section 5. Term. The Company shall continue until the Company is terminated in accordance with the provisions of this LLC Agreement.

Section 6. LLC Member. Miami International Holdings, Inc. is the sole LLC Member of the Company. The mailing address of the LLC Member is 7 Roszel Road, Suite 1A, Princeton, NJ 08504.

Section 7. Purpose of the Company. The purpose of the Company shall be to conduct the operations of an "exchange" within the meaning of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and to conduct any lawful business or activity whatsoever, as

permitted by applicable law and as determined from time to time by the board of directors of the Company (the "Board of Directors").

Section 8. Powers. The Company, and the Board of Directors and the Officers of the Company on behalf of the Company, (i) shall have and exercise all powers necessary, convenient or incidental to accomplish its purposes as set forth in Section 7 and (ii) shall have and exercise all of the powers and rights conferred upon limited liability companies formed pursuant to the LLC Act.

Section 9. Management.

(a) Board of Directors. The business and affairs of the Company shall be managed by or under the direction of a Board of Directors. Each Director is hereby designated as a "manager" within the meaning of the LLC Act. All Directors shall be elected by the LLC Member in the manner described in the By-Laws (as defined below). Each Director shall execute and deliver an instrument accepting such appointment and agreeing to be bound by all the terms and conditions of this LLC Agreement and the By-Laws. A Director need not be an LLC Member or an Exchange Member.

(b) Powers. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. The Board of Directors has the authority to bind the Company.

(c) By-Laws. The Company, the LLC Member and the Board of Directors have adopted By-Laws of the Company, as the same may be amended from time to time in accordance with the terms therein and in this LLC Agreement (the "By-Laws"). Each member of the Board of Directors, each Officer and the LLC Member shall be subject to the express provisions of this LLC Agreement and of the By-Laws. In case of any conflict between the provisions of this LLC Agreement and any provisions of the By-Laws, the provisions of this LLC Agreement shall control.

(d) Directors as Agents. To the extent of their powers set forth in this LLC Agreement, the Directors are agents of the Company for the purpose of the Company's business, and the actions of the Directors taken in accordance with such powers set forth in this LLC Agreement shall bind the Company. Notwithstanding the last sentence of Section 18-402 of the LLC Act, except as provided in this LLC Agreement, the By-Laws or in a resolution of the Directors, a Director may not bind the Company.

Section 10. Officers.

(a) Officers of the Company. Except as provided herein, the Board may, from time to time as it deems advisable, select natural persons who are employees or agents of the Company and designate them as officers of the Company (the "Officers") and assign titles (including, without limitation, Chief Executive Officer, Vice President, Chief Financial Officer, Chief Regulatory Officer, Secretary and Treasurer) to any such person. The Board may appoint

such other Officers and agents as it shall deem necessary or advisable who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board. The salaries of all Officers and agents of the Company shall be fixed by or in the manner prescribed by the By-Laws. The Officers of the Company shall hold office until their successors are chosen and qualified. Any Officer may be removed at any time, with or without cause, by the Board. Any vacancy occurring in any office of the Company shall be filled by the Board.

(b) Officers as Agents. The Officers, to the extent of their powers set forth in this LLC Agreement, the By-Laws or otherwise vested in them by action of the Board not inconsistent with this LLC Agreement, are agents of the Company for the purpose of the Company's business, and the actions of the Officers taken in accordance with such powers shall bind the Company.

(c) Duties of Board and Officers. Except to the extent otherwise modified herein, each Director and Officer shall have a fiduciary duty of loyalty and care similar to that of directors and officers of business corporations organized under the General Corporation Law of the State of Delaware.

Section 11. Advisory Board. The LLC Member may appoint any person or persons to act in an advisory capacity to the Company. Such a group shall be known as the Advisory Board.

Section 12. Limited Liability. Except as otherwise expressly provided by the LLC Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise (including, without limitation, those arising as member, owner or shareholder of another company, partnership or entity), shall be the debts, obligations and liabilities solely of the Company, and neither the LLC Member nor any Director or Officer shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being an LLC Member or Director or Officer of the Company.

Section 13. Capital Contributions. The LLC Member has contributed to the Company the amounts set forth in the books and records of the Company.

Section 14. Additional Contributions. The LLC Member is not required to make any additional capital contribution to the Company. However, the LLC Member may make additional capital contributions to the Company at any time upon the consent of such LLC Member. To the extent that the LLC Member makes an additional capital contribution to the Company, the LLC Member shall revise the books and records of the Company. The provisions of this LLC Agreement, including this Section 14, are intended to benefit the LLC Member and, to the fullest extent permitted by law, shall not be construed as conferring any benefit upon any creditor of the Company (and no such creditor of the Company shall be a third-party beneficiary of this LLC Agreement), and the LLC Member shall not have any duty or obligation to any creditor of the Company to make any contribution to the Company or to issue any call for capital pursuant to this LLC Agreement.

Section 15. **<u>Allocation of Profits and Losses</u>.** The Company's profits and losses shall be allocated to the LLC Member.

Section 16. **<u>Distributions</u>.** Distributions shall be made to the LLC Member at the times and in the aggregate amounts determined by the Board. Notwithstanding any provision to the contrary contained in this LLC Agreement, (i) the Company shall not be required to make a distribution to the LLC Member on account of its interest in the Company if such distribution would violate the LLC Act or any other applicable law, and (ii) the Company shall not make a distribution to the LLC Member using Regulatory Funds.

Section 17. **<u>Books and Records</u>.**

(a) The Board shall keep or cause to be kept complete and accurate books of account and records with respect to the Company's business. The books and records of the Company shall at all times be maintained by the Board at a location within the United States. The LLC Member and its duly authorized representatives shall have the right to examine the Company books, records and documents during normal business hours. The Company, and the Board on behalf of the Company, shall not have the right to keep confidential from the LLC Member any information that the Board would otherwise be permitted to keep confidential from the LLC Member pursuant to Section 18-305(c) of the LLC Act. The Company's books of account shall be kept using the method of accounting determined by the LLC Member. The Company's independent auditor shall be an independent public accounting firm selected by the Board.

(b) All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Company, members of the Board, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 18. **<u>Reports</u>.** The Board shall, after the end of each fiscal year, use reasonable efforts to cause the Company's independent accountants to prepare and transmit to the LLC Member as promptly as possible any such tax information as may be reasonably necessary to enable the LLC Member to prepare its federal, state and local income tax returns relating to such fiscal year.

Section 19. **<u>Other Business</u>.** Unless otherwise restricted by law, the LLC Member, and any Officer, Director, employee or agent of the Company and any Affiliate of the LLC Member may engage in or possess an interest in other business ventures (unconnected with the Company) of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this LLC Agreement.

Section 20. Exculpation and Indemnification.

(a) Neither the LLC Member nor any Officer, Director, employee or agent of the Company nor any employee, representative, agent or affiliate of the LLC Member (collectively, the "Covered Persons") shall be liable to the Company or any other Person who is bound by this LLC Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this LLC Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's willful misconduct.

(b) To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this LLC Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under this Section 20 by the Company shall be provided out of and to the extent of Company assets only, and the LLC Member shall not have personal liability on account thereof.

(c) To the fullest extent permitted by applicable law, expenses (including reasonable legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in this Section 20.

(d) A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities or any other facts pertinent to the existence and amount of assets from which distributions to the LLC Member might properly be paid.

(e) To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this LLC Agreement shall not be liable to the Company or to any other Covered Person who is bound by this LLC Agreement for its good faith reliance on the provisions of this LLC Agreement or any approval or authorization granted by the Company or any other Covered Person.

(f) The foregoing provisions of this Section 20 shall survive any termination of this LLC Agreement and are in addition to any indemnification of Covered Persons provided

by any agreement between the Company and a Covered Person, the By-Laws, by statute, or otherwise.

Section 21. Assignments. The LLC Member may assign, in whole or in part, its limited liability company interest in the Company (the "LLC Interest"); provided, however, such assignment will be subject to prior approval by the Securities and Exchange Commission (the "Commission") pursuant to the rule filing procedure under Section 19 of the Exchange Act. The assignment of the LLC Interest shall entitle the assignee to exercise the rights of the LLC Member of the Company under this LLC Agreement and to enjoy all of the benefits of the LLC Interest.

Section 22. Dissolution.

(a) The Company shall be dissolved and its affairs shall be wound up upon the first to occur of the following: (i) the consent of the LLC Member and a majority of the whole Board, (ii) the termination of the legal existence of the LLC Member or the occurrence of any other event that terminates the continued membership of the LLC Member in the Company unless the Company is continued without dissolution in a manner permitted by this LLC Agreement or the LLC Act or (iii) the entry of a decree of judicial dissolution under Section 18-802 of the LLC Act.

(b) Notwithstanding any other provision of this LLC Agreement, the Bankruptcy of the LLC Member shall not cause the LLC Member to cease to be an LLC Member of the Company and upon the occurrence of such an event, the Company shall continue without dissolution.

(c) In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority, set forth in Section 18-804 of the LLC Act.

(d) The Company shall terminate when (i) all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company, shall have been distributed to the LLC Member in the manner provided for in this LLC Agreement and (ii) the Certificate of Formation shall have been canceled in the manner required by the LLC Act.

Section 23. Benefits of LLC Agreement - No Third-Party Rights. None of the provisions of this LLC Agreement shall be for the benefit of or enforceable by any creditor of the Company or by any creditor of the LLC Member. Nothing in this LLC Agreement shall be deemed to create any right in any Person (other than Covered Persons and to the extent provided in Article II of the By-Laws, Exchange Members) not a party hereto, and this LLC Agreement shall not be construed in any respect to be a contract in whole or in part for the benefit of any third Person (other than the Covered Persons and to the extent provided in Article II of the By-Laws, Exchange Members).

Section 24. Severability of Provisions. Each provision of this LLC Agreement shall be considered severable and if for any reason any provision or provisions herein are determined to

be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this LLC Agreement which are valid, enforceable and legal.

Section 25. Entire LLC Agreement. This LLC Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof.

Section 26. Binding Agreement. Notwithstanding any other provision of this LLC Agreement, the LLC Member agrees that this LLC Agreement constitutes a legal, valid and binding agreement of the LLC Member and is enforceable against the LLC Member, in accordance with its terms.

Section 27. Governing Law. This LLC Agreement shall be governed by and construed under the laws of the State of Delaware (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

Section 28. Amendments.

(a) This LLC Agreement may be modified, altered, supplemented or amended by a resolution adopted by the Board and a written agreement executed and delivered by the LLC Member.

(b) Before any amendment to, or repeal of, any provision of this LLC Agreement shall be effective, those changes shall be submitted to the Board of Directors of the Company and if such amendment or repeal must be filed with or filed with and approved by the Commission, then the proposed changes to this LLC Agreement shall not become effective until filed with or filed with and approved by the Commission, as the case may be.

Section 29. Notices. Any notices required to be delivered hereunder shall be in writing and personally delivered, mailed or sent by telecopy, electronic mail or other similar form of rapid transmission, and shall be deemed to have been duly given upon receipt (i) in the case of the Company, to the Company at its address in Section 3, (ii) in the case of the LLC Member, to the LLC Member at its address as set forth in Section 6, and (iii) in the case of either of the foregoing, at such other address as may be designated by written notice to the other party.

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Third Amended and Restated Limited Liability Company Agreement as of the 12th day of November, 2020.

MEMBER:

MIAMI INTERNATIONAL HOLDINGS, INC.

By: /s/ Thomas P. Gallagher
Thomas P. Gallagher
Chairman and Chief Executive Officer

SCHEDULE A

Definitions

A. Definitions

When used in this LLC Agreement, the following terms not otherwise defined herein have the following meanings:

An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

"Bankruptcy" means, with respect to any Person, if (A) such Person (i) makes an assignment for the benefit of creditors, (ii) files a voluntary petition in bankruptcy, (iii) is adjudged a bankrupt or insolvent, or has entered against it an order for relief, in any bankruptcy or insolvency proceedings, (iv) files a petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or regulation, (v) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against it in any proceeding of this nature, or (vi) seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of the Person or of all or any substantial part of its properties; or (B) (i) 120 days after the commencement of any proceeding against the Person seeking reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or regulation, the proceeding has not been dismissed, or (ii) within 90 days after the appointment without such Person's consent or acquiescence of a trustee, receiver or liquidator of such Person or of all or any substantial part of its properties, the appointment is not vacated or stayed, or within 90 days after the expiration of any such stay, the appointment is not vacated. The foregoing definition of "Bankruptcy" is intended to replace and shall supersede and replace the definition of "Bankruptcy" set forth in Sections 18-101(1) and 18-304 of the LLC Act.

"Board" or "Board of Directors" means the Board of Directors of the Company.

"By-Laws" has the meaning set forth in Section 9(c).

"Certificate of Formation" means the Certificate of Formation of the Company filed with the Secretary of State of the State of Delaware on September 10, 2007 as amended or amended and restated from time to time.

"Commission" means the Securities and Exchange Commission.

"Company" means Miami International Securities Exchange, LLC, a Delaware limited liability company.

"Covered Persons" has the meaning set forth in Section 20.

"Directors" means the Persons elected or appointed to the Board of Directors from time to time in accordance with this LLC Agreement and the By-Laws, in their capacity as managers of the Company.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a member of the Company by reason of being an Exchange Member.

"LLC Act" has the meaning set forth in the preamble to this LLC Agreement.

"LLC Agreement" means this Limited Liability Company Agreement of the Company, together with the schedules attached hereto, as amended, restated, supplemented or otherwise modified from time to time.

"LLC Interest" has the meaning set forth in Section 21.

"LLC Member" means Miami International Holdings, Inc., as the sole member of the Company.

"Officer" means an officer of the Company described in Section 10.

"Person" means any individual, corporation, partnership, joint venture, limited liability company, limited liability partnership, association, joint stock company, trust, unincorporated organization or other organization, whether or not a legal entity, and any governmental authority.

"Regulatory Funds" means fees, fines, or penalties derived from the regulatory operations of the Company. "Regulatory Funds" shall not be construed to include revenues derived from listing fees, market data revenues, transaction revenues, or any other aspect of the commercial operations of the Company, even if a portion of such revenues are used to pay costs associated with the regulatory operations of the Company.

B. Rules of Construction

Definitions in this LLC Agreement apply equally to both the singular and plural forms of the defined terms. The words "include" and "including" shall be deemed to be followed by the phrase "without limitation." The terms "herein," "hereof" and "hereunder" and other words of similar import refer to this LLC Agreement as a whole and not to any particular Section, paragraph or subdivision. The Section titles appear as a matter of convenience only and shall not affect the interpretation of this LLC Agreement. All Section, paragraph, clause, Exhibit or Schedule references not attributed to a particular document shall be references to such parts of this LLC Agreement.

AMENDED AND RESTATED
BY-LAWS
OF
MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC
(a Delaware limited liability company)

These Amended and Restated By-Laws have been established as the By-Laws of Miami International Securities Exchange, LLC, a Delaware limited liability company (the "Company"), pursuant to the Limited Liability Company Agreement of the Company (as amended from time to time, the "LLC Agreement"), and, together with the LLC Agreement, constitute the limited liability company agreement of the Company within the meaning of the LLC Act (as defined in the LLC Agreement). In the event of any inconsistency between the LLC Agreement and these By-Laws, the provision of the LLC Agreement shall control.

ARTICLE I
Definitions

When used in these By-Laws, unless the context otherwise requires, the terms set forth below shall have the following meanings:

(a) "Act" means the Securities Exchange Act of 1934, as amended.

(b) An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(c) "Board" or "Board of Directors" means the Board of Directors of the Company.

(d) "broker" shall have the same meaning as in Section 3(a)(4) of the Act.

(e) "Certificate of Formation" means the Certificate of Formation of the Company filed with the office of the Secretary of State of the State of Delaware on September 10, 2007 as amended or amended and restated from time to time.

(f) "Commission" means the Securities and Exchange Commission.

(g) "Company" means Miami International Securities Exchange, LLC, a Delaware limited liability company.

(h) "day" means calendar day.

(i) "dealer" shall have the same meaning as in Section 3(a)(5) of the Act.

(j) "<u>Director</u>" means the persons elected or appointed to the Board of Directors from time to time in accordance with the LLC Agreement and these By-Laws in their capacity as managers of the Company.

(k) "<u>Effective Date</u>" means the date of effectiveness of these Amended and Restated By-Laws.

(l) "<u>ERP Agreement</u>" means the agreement pursuant to which Units were issued.

(m) "<u>ERP Director</u>" means an Industry Director who has been nominated by an ERP Member and appointed to the Board of Directors.

(n) "<u>ERP Member</u>" means an Exchange Member who acquired Units pursuant to an ERP Agreement sufficient to acquire an ERP Director or an Observer position.

(o) "<u>Exchange</u>" means the national securities exchange operated by the Company.

(p) "<u>Exchange Member</u>" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a member of the Company by reason of being an Exchange Member. An Exchange Member will have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Act.

(q) "<u>Executive Representative</u>" means the person identified to the Company by an Exchange Member as the individual authorized to represent, vote, and act on behalf' of the Exchange Member. An Exchange Member may change its Executive Representative or appoint a substitute for its Executive Representative upon giving notice thereof to the Secretary of the Company via electronic process or such other process as the Company may prescribe. An Executive Representative of an Exchange Member or a substitute shall be a member of senior management of the Exchange Member.

(r) "<u>Independent Director</u>" means a Director who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member; *provided*, however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is a Director of the Company or its LLC Member.

(s) "<u>Independent member</u>" means a member of any committee who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member, other than as a committee member. The term Independent member may but is not required to refer to an Independent Director who serves on a committee.

(t) "<u>Industry Director</u>" means a Director who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than 10% of the equity

of a broker or dealer, and the broker or dealer accounts for more than 5% of the gross revenues received by the consolidated entity; (iii) owns more than 5% of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed 10% of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20% or more of the professional revenues received by the Director or 20% or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50% or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20% or more of the professional revenues received by the Director or member or 20% or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(u) "Industry member" means a member of any committee or hearing panel who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than 10% of the equity of a broker or dealer, and the broker or dealer accounts for more than 5% of the gross revenues received by the consolidated entity; (iii) owns more than 5% of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed 10% of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20% or more of the professional revenues received by the Director or 20% or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50% or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20% or more of the professional revenues received by the Director or member or 20% or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(v) "List of Candidates" means the list of nominees for Member Representative Director positions as nominated by the Member Nominating Committee and amended by petitions filed by Exchange Members. The List of Candidates is submitted to Exchange Members for the final selection of nominees to be elected by the LLC Member to serve as Member Representative Directors.

(w) "LLC Act" means the Delaware Limited Liability Company Act, 6 §18-101, et seq.

(x) "LLC Member" means any person who maintains a direct ownership interest in the Company. The sole LLC Member of the Company shall be Miami International Holdings, Inc.

(y) "Measurement Period" means the time period over which Units are vested.

(z) "Member Nominating Committee" means the Member Nominating Committee elected pursuant to these By-Laws.

(aa) "Member Representative Director" means a Director who has been elected by the LLC Member after having been nominated by the Member Nominating Committee or by an Exchange Member pursuant to these By-Laws and confirmed as the nominee of Exchange Members after majority vote of Exchange Members, if applicable. A Member Representative Director may, but is not required to be an officer, director, employee, or agent of an Exchange Member.

(bb) "Member Representative member" means a member of any committee or hearing panel appointed by the Board who has been elected or appointed after having been nominated by the Member Nominating Committee pursuant to these By-Laws and who is an officer, director, employee, or agent of an Exchange Member.

(cc) "Nominating Committee" means the Nominating Committee elected pursuant to these By-Laws.

(dd) "Non-Industry Director" means a Director who is (i) an Independent Director; or (ii) any other individual who would not be an Industry Director.

(ee) "Non-Industry member" means a member of any committee who is (i) an Independent member; or (ii) any other individual who would not be an Industry member.

(ff) "Observer" has the meaning set forth in Article II, Section 2.2 of these By-Laws.

(gg) "Performance Criteria" means the trades on MIAX in an amount equal to a percentage of the average daily volume of contracts traded on all options exchanges for all option classes listed on MIAX as reported to The Options Clearing Corporation for a specified Measurement Period in an amount such that the ERP Member earns Units during such specified Measurement Period.

(hh) "person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

(ii) "person associated with an Exchange Member" or "associated person of an Exchange Member" means any partner, officer, or director of an Exchange Member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such Exchange Member, or any employee of such Exchange Member.

(jj) "Record Date" means a date at least thirty-five (35) days before the date announced as the date for the annual meeting of the LLC Member and set as the last date on which Exchange Members may petition to add to the List of Candidates and used to determine whether Exchange Members are entitled to vote on the final List of Candidates.

(kk) “registered broker or dealer” means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(ll) “Regulatory Funds” means fees, fines, or penalties derived from the regulatory operations of the Company. “Regulatory Funds” shall not be construed to include revenues derived from listing fees, market data revenues, transaction revenues, or any other aspect of the commercial operations of the Company, even if a portion of such revenues are used to pay costs associated with the regulatory operations of the Company.

(mm) “Rules” or “Exchange Rules” shall have the same meaning as set forth in Section 3(a)(27) of the Act.

(nn) “statutory disqualification” shall have the same meaning as in Section 3(a)(39) of the Act.

(oo) “Unit” means a combination of securities or types of securities packaged together as one.

ARTICLE II
Board of Directors

Section 2.1 Powers

(a) The business and affairs of the Company shall be managed by its Board, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to these By-Laws or the Rules. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. To the fullest extent permitted by applicable law and these By-Laws, the Board may delegate any of its powers to a committee appointed pursuant to Article IV or to any officer, employee or agent of the Company.

(b) The Board shall have the power to adopt, amend or repeal the Rules in accordance with Article IX, Section 9.1.

(c) The Board may adopt such rules, regulations, and requirements for the conduct of the business and management of the Company, not inconsistent with law, the Certificate of Formation, the LLC Agreement or these By-Laws, as the Board may deem proper. A Director shall, in the performance of such Director’s duties, be fully protected, to the fullest extent permitted by law, in relying in good faith upon the books of account or reports made to the Company by any of its officers, by an independent certified public accountant, by an appraiser selected with reasonable care by the Board or any committee of the Board or by any agent of the Company, or in relying in good faith upon other records of the Company.

(d) In connection with managing the business and affairs of the Company, the Board shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Act, including, without limitation, the requirements that (i) the Rules shall be designed to protect investors and the public interest and (ii) the Company shall be so organized and have the capacity to carry out the purposes of the Act and to enforce compliance by its "members," as that term is defined in Section 3 of the Act (such statutory members being referred to in these By-Laws as "Exchange Members") and persons associated with Exchange Members, with the provisions of the Act, the rules and regulations under the Act, and the Rules of the Exchange. In furtherance of the foregoing, the Board shall, among other things, approve the Exchange's budget which shall be adequate for the operation of the Exchange and for the Exchange to carry out its responsibilities under the Act. In connection therewith, the Board shall approve the Exchange's regulatory budget which shall be adequate for the regulation of the Exchange.

(e) In light of the unique nature of the Company and its operations and in light of the Company's status as a self-regulatory organization, the Board, when evaluating any proposal, shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, without limitation, to the extent deemed relevant: (i) the potential impact thereof on the integrity, continuity and stability of the national securities exchange operated by the Company and the other operations of the Company, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such would promote just and equitable principles of trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

Section 2.2 Composition of the Board and Observer Rights

(a) The number of Directors shall be not less than ten (10) including the Chief Executive Officer of the Company. The number of Directors may be fixed from time to time by the LLC Member at any time in its sole and absolute discretion, upon notice to all Directors subject to the minimum number provided for in this Section 2.2(a). No decrease in the number of Directors shall have the effect of shortening the term of any incumbent Director.

(b) At all times the Board of Directors shall consist of one (1) Director who is the Chief Executive Officer of the Company and sufficient numbers of Non-Industry (including Independent), Industry and Member Representative Directors to meet the following composition requirements:

(i) The number of Non-Industry Directors, including at least one Independent Director, shall equal or exceed the sum of the number of Industry Directors (including the ERP Directors) and Member Representative Directors elected pursuant to Article II, or Section 2.4; and

(ii) The number of Member Representative Directors (which shall not include the ERP Directors) shall be at least twenty (20) percent of the Board.

(c) The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Member Representative, Non-Industry or Independent Director, if applicable, and the Secretary shall certify to the Nominating Committee or Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(d) A Director may not be subject to a statutory disqualification.

(e) Any ERP Member (either by itself or with its affiliates) that is not otherwise represented on the Board may have the right to nominate one (1) ERP Director or appoint an Observer to the Board of Directors. If at any time such ERP Member is otherwise able to nominate an ERP Director hereunder but is unable to fill such position as a result of such ERP Member already having a representative on the Board, such ERP Member will have the right to nominate such Director in accordance with this Article II, Section 2.2(e) upon the resignation or removal of such Director already serving on the Board. The ERP Member's right to nominate a Director or appoint an Observer pursuant to this Section 2.2(e) shall be perpetual, subject to the provisions of Section 2.3 below. The nominee shall be appointed at the first annual meeting of the Company following the Effective Date.

(f) If an ERP Director position needs to be added pursuant to Article II, Section 2.2(e), such ERP Director shall be nominated by the applicable ERP Member and elected by the LLC Member and additional Director positions shall be added and filled at the same time as the election of the new ERP Director, as required to comply with the requirements set forth in Article II, Section 2.2(a) and (b).

(g) As per Section 2.2(e), a person may be invited to attend meetings of the Board in a nonvoting observer capacity as follows ("<u>Observers</u>"):

(i) Any ERP Member that is not otherwise represented on the Board shall have the right to appoint one individual as an Observer. If the ERP Member is otherwise able to nominate an ERP Director, an Observer appointment would be in lieu of such ERP Director nomination.

(ii) The ERP Member's right to appoint an Observer pursuant to this Section 2.2(g) shall be perpetual, subject to the provisions of Section 2.3 below. An Observer may not be subject to a statutory disqualification.

(iii) The Company shall invite the Observers to attend all meetings of its Board of Directors in a nonvoting observer capacity and, in this respect, shall give such representative copies of all notices, minutes, consents, and other materials that it provides to its Directors at the same time and in the same manner as provided to such Directors; provided, however, that such representative shall agree to hold in confidence and trust and to act in a fiduciary manner with respect to all information so provided; and provided further, that the Company reserves the right to withhold any information and to exclude such representative from any meeting or portion

thereof if access to such information or attendance at such meeting could adversely affect the attorney-client privilege between the Company and its counsel or result in disclosure of trade secrets or a conflict of interest.

Section 2.3 Terms of Office

(a) The Board term of the Chief Executive Officer shall expire when such individual ceases to be Chief Executive Officer of the Company.

(b) Each of the Non-Industry and Industry Directors (including Member Representative Directors) other than the ERP Directors shall be divided into three (3) classes, designated Class I, Class II and Class III, which shall be as nearly equal in number and classification as the total number of such Directors then serving on the Board permits. Directors other than the Chief Executive Officer or the ERP Directors shall serve staggered three-year terms, with the term of office of one class expiring each year. A Director may serve for any number of terms, consecutive or otherwise. In order to commence such staggered three-year terms, Directors in Class I shall hold office until the second annual election of the Board of Directors, Directors in Class II shall initially hold office until the third annual election of the Board of Directors, and Directors in Class III shall initially hold office until the fourth annual election of the Board of Directors. Commencing with the second annual election of the Board of Directors, the term of office for each class of Directors elected at such time shall be three years from the date of their election. Notwithstanding the foregoing, in the case of any new Director as contemplated by Article II, Section 2.2(a), such Director shall be added to a class, as determined by the Board at the time of such Director's initial election or appointment, and shall have an initial term expiring at the same time as the term of the class to which such Director has been added. The Board term of the ERP Directors shall expire as set forth in Article II, Section 2.3 (c), (d) and (e) below.

(c) In the event that an ERP Member (either by itself or with its affiliates) who has the right to nominate an ERP Director and which fails to meet its Performance Criteria for three consecutive Measurement Periods such that it only meets the required performance criteria of an ERP Member that may appoint an Observer, the individual designated by the non-performing ERP Member shall immediately cease to be an ERP Director of the Company and such ERP Member shall cease to have the right to nominate an ERP Director. Such non-performing ERP Member shall continue to maintain Observer rights as set forth in Article II, Section 2.2(g), subject to the provisions of Section 2.3(e) below. Notwithstanding the foregoing, in the event that the non-performing ERP Member satisfies the Performance Criteria for a subsequent Measurement Period, then such ERP Member may renominate an ERP Director for election at the immediately following annual meeting of the Company.

(d) In the event that an ERP Member (either by itself or with its affiliates) who has the right to appoint an Observer and which fails to meet its Performance Criteria for three consecutive Measurement Periods, the individual designated by the non-performing ERP Member shall immediately cease to be an Observer and such non-performing ERP Member shall cease to have the right to appoint an Observer. Notwithstanding the foregoing, in the event that the non-performing ERP Member satisfies the Performance Criteria for a subsequent Measurement Period, then such ERP Member may reappoint an Observer.

(e) An individual ERP Director or Observer position shall be immediately terminated following the transfer of common stock or warrants of the LLC Member acquired pursuant to the ERP Agreement by an ERP Member which, after giving effect to such transfer, results in such ERP Member holding less than 20% of the aggregate number of shares of common stock of the LLC Member issued or issuable pursuant to the Units acquired pursuant to the ERP Agreement collectively.

Section 2.4 Nomination and Election

(a) The Nominating Committee each year shall nominate Directors for each Director position standing for election at the annual meeting of the LLC Member that year. For positions requiring persons who qualify as Member Representative Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Section 2.4. For Director positions requiring persons who qualify as ERP Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the applicable ERP Members having the right to nominate such person pursuant to Article II, Section 2.2 of these By-Laws.

(b) The Member Nominating Committee shall consult with the Nominating Committee, the Chairman and Chief Executive Officer, and shall solicit comments from Exchange Members for the purpose of approving and submitting names of candidates for election to the position of Member Representative Director. A Member Representative Director may, but is not required to be an officer, director, employee, or agent of an Exchange Member.

(c) Not later than sixty (60) days prior to the date announced as the date for the annual meeting of the LLC Member, the Member Nominating Committee shall report to the Nominating Committee and the Secretary the initial nominees for Member Representative Director positions on the Board that have been approved and submitted by the Member Nominating Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("Petition Candidates" for purposes of this Section 2.4) for the Member Representative Director positions by delivering to the Secretary, at least thirty-five (35) days before the date announced as the date for the annual meeting of the LLC Member (the "Record Date" for purposes of this Section 2.4), a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Member Representative Director positions to be filled. No Exchange Member, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(d) Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member).

(e) If no valid petitions from Exchange Members are received by the Record Date, the initial nominees approved and submitted by the Member Nominating Committee shall be nominated as Member Representative Directors by the Nominating Committee. If one or more valid petitions from Exchange Members are received by the Record Date, the Secretary shall include such additional nominees, along with the initial nominees nominated by the Member Nominating Committee, on a list of nominees (the "List of Candidates"). Upon completion, the List of Candidates shall be sent by the Secretary to all Exchange Members that were Exchange Members on the Record Date, by any means, including electronic transmission, to confirm the nominees for the Member Representative Director positions. The List of Candidates shall be accompanied by a notice regarding the time and date of an election to be held at least twenty (20) days prior to the annual LLC Member meeting to confirm the Exchange Members' selections of nominees for Member Representative Directors.

(f) With respect to the election held to determine the final nomination of Member Representative Directors, each Exchange Member shall have the right to cast one (1) vote for each available Member Representative Director nomination; provided, however, that any such vote must be cast for a person on the List of Candidates and that no Exchange Member, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by written ballot, electronic transmission or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 5:00 p.m. Eastern Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Candidates who receive the most votes shall be selected as the nominees for the Member Representative Director positions to be elected by the LLC Member. Tie votes by the Exchange Members shall be decided by the Member Nominating Committee.

Section 2.5 [Reserved]

Section 2.6 Chairman of the Board

The Board shall appoint one of the Directors to serve as the Chairman of the Board ("Chairman"). The Chairman shall preside at all meetings of the Board at which the Chairman is present; provided, however, that if the Chairman is the Chief Executive Officer he or she shall not participate in executive sessions of the Board. The Chairman shall exercise such other powers and perform such other duties as may be assigned to the Chairman from time to time by the Board. If the Chairman is the Chief Executive Officer, the Board of Directors shall designate a Lead Director from among the Board's Independent Directors to preside over executive sessions of the Board. The Board shall publicly disclose the identity of the Lead Director, if any, and the means by which interested parties may communicate with such Lead Director.

Section 2.7 Vice Chairman

Each year following the annual election of the Directors, the Board may select a Vice Chairman of the Board (the "Vice Chairman") to serve for a term of one year and until a successor is elected or appointed and qualified. The Vice Chairman shall (i) preside over the meetings of the Board in the event the Chairman of the Board is absent or unable to do so, and (ii) exercise such other powers and perform such other duties as are delegated to the Vice Chairman of the Board by the Board.

Section 2.8 Vacancies

(a) Whenever any Director position becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal, or resignation, the Nominating Committee shall nominate, and the LLC Member shall elect, a person satisfying the classification (Industry, Non-Industry, or Independent Director), if applicable, for the directorship as provided in Article II, Section 2.2(b) to fill such vacancy; *provided*, however, that if the remaining term of office of a Member Representative Director at the time of such Director's termination is not more than six months, during the period of vacancy the Board shall not be deemed to be in violation of Article II, Section 2.2(b) by virtue of such vacancy.

(b) If the LLC Member fills a vacancy resulting from a Member Representative Director position becoming vacant prior to the expiration of such Member Representative Director's term, or resulting from the creation of an additional Member Representative Director position required by an increase in the size of the Board, then the LLC Member shall follow the procedures set forth in this Section 2.8(b). In such an event, the Member Nominating Committee shall either (i) recommend an individual to the LLC Member to be elected to fill such vacancy or (ii) provide a list of recommended individuals to the LLC Member from which the LLC Member shall elect the individual to fill such vacancy. The LLC Member shall elect, pursuant to this Section 2.8(b), only individuals recommended by the Member Nominating Committee.

(c) If an ERP Director position becomes vacant for a reason other than failure by an ERP Member to meet its Performance Criteria as set forth in Article II, Section 2.3(c), then the LLC Member shall follow the procedures set forth in this Section 2.8(c). In such an event, the Nominating Committee shall recommend an individual to the LLC Member to be elected to fill such vacancy that has been nominated by the applicable ERP Member having the right to nominate such person pursuant to Article II, Section 2.2 of these By-Laws. The LLC Member shall elect, pursuant to this Section 2.8(c), only individuals recommended by the Nominating Committee.

Section 2.9 Removal and Resignation

(a) Except as hereinafter provided, any Director may be removed or expelled with or without cause by the LLC Member, and may be removed by the Board of Directors in the manner provided by Article II, Section 2.9(b) below; provided, however, that any Member Representative Director or ERP Director may only be removed for cause, which shall include, without limitation, such Director being subject to a statutory disqualification.

(b) A Director shall be removed immediately upon a determination by the Board, by a majority vote of the remaining Directors: (i) that the Director no longer satisfies the classification for which the Director was elected; and (ii) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Article II, Section 2.2(b).

(c) Any Director may resign at any time either upon notice of resignation to the Chairman of the Board, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 2.10 Place of Meetings; Mode

Any meeting of the Board may be held at such place, within or without the State of Delaware, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting will be held at the principal business office of the Company. Members of the Board or any committee of the Board may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 2.11 Regular Meetings

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board.

Section 2.12 Special Meetings

(a) Special meetings of the Board may be called on a minimum of two (2) days' notice to each Director by the Chairman, the Chief Executive Officer or the President, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

(b) The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting. Notice of any special meeting shall be given to each Director at his or her business address or such other address as he or she may have advised the Secretary to use for such purpose. If delivered, notice shall be deemed to be given when delivered to such address or to the Director to be notified. If mailed, such notice shall be deemed to be given five (5) business days after deposit in the United States mail, postage prepaid, of a letter addressed to the appropriate location. Notice may also be given by telephone, electronic transmission or other means not specified in this section, and in each such case shall be deemed to be given when actually received by the Director to be notified.

Section 2.13 Exchange Member Meetings

The Company shall not be required to hold meetings of the Exchange Members.

Section 2.14 Voting, Quorum and Action by the Board

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Formation, the LLC Agreement or these By-Laws.

Section 2.15 Presumption of Assent

A Director of the Company who is present at a duly convened meeting of the Board or of a committee of the Board at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent or election to abstain shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent or election to abstain to such action with the person acting as the secretary of the meeting before the adjournment of the meeting or shall forward such dissent or election to abstain by registered or certified mail to the Secretary of the Company immediately after the adjournment of the meeting. Such right to dissent or abstain shall not apply to a Director who voted in favor of such action.

Section 2.16 Action in Lieu of Meeting

Unless otherwise restricted by statute, the Certificate of Formation, the LLC Agreement or these By-Laws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

Section 2.17 Waiver of Notice

(a) Whenever notice is required to be given by law, the Certificate of Formation, the LLC Agreement or these By-Laws, a waiver thereof by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board, or members of a committee, need be specified in any waiver of notice.

(b) Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 2.18 Compensation of Board and Committee Members

The Board may provide for reasonable compensation of the Chairman, the Directors and the members of committees. The Board may also provide for reimbursement of reasonable expenses incurred by such persons in connection with the business of the Company.

Section 2.19 Interpretation of By-Laws

The Board shall have the power to interpret these By-Laws and any interpretation made by it shall be final and conclusive.

Section 2.20 Conflicts of Interest; Contracts and Transactions Involving Directors

(a) A Director or a member of any committee may not participate in the consideration or decision of any matter relating to a particular Exchange Member, company, or individual if such Director or committee member has a material interest in, or a professional, business, or personal relationship with, that Exchange Member, company, or individual, or if such participation shall create an appearance of impropriety. In any such case, the Director or committee member shall recuse himself or herself or shall be disqualified. If a member of the Board or any committee is recused from consideration of a matter, any decision on the matter shall be by a vote of a majority of the remaining members of the Board or applicable committee.

(b) No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association, or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason if: (i) the material facts pertaining to such Director's or officer's relationship or interest and the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or (ii) the material facts are disclosed or become known to the Board or committee after the contract or transaction is entered into, and the Board or committee in good faith ratifies the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum.

ARTICLE III
The LLC Member

Section 3.1 Annual Meeting; Election of Directors and Other Matters

The annual meeting of the LLC Member shall be held at such place and time as determined by the Board for the purpose of electing Directors and members of the Nominating Committee and Member Nominating Committee, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting.

Section 3.2 Special Meetings

Special meetings of the LLC Member, for any purpose or purposes, may be called by the Chairman, the Board, the Chief Executive Officer or the President, and shall be called by the Secretary at the request in writing of the LLC Member. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of the LLC Member shall be limited to the purpose(s) stated in the notice of the meeting.

Section 3.3 Action in Lieu of Meeting

Any action upon which a vote of the LLC Member is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the LLC Member.

Section 3.4 Assignment

The LLC Member may not transfer or assign in whole or in part its limited liability company interest in the Company to any entity, unless such transfer or assignment shall be filed with and approved by the Commission under Section 19 of the Exchange Act and the rules promulgated thereunder.

ARTICLE IV
Committees

Section 4.1 Designation of Committees

(a) **Committees of the Board**. The committees of the Board shall consist of a Compensation Committee, an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, and such other committees as may be provided in these By-Laws or the Rules or as may be from time to time established by the Board. Committees shall have such authority as is vested in them by these By-Laws or the Rules, or as is delegated to them by the Board. All committees are subject to the control and supervision of the Board.

(b) **Committees of the Exchange.** The Exchange also shall have such other committees as may be provided in these By-Laws or the Rules or as may be from time to time created by the Board. Except as may be otherwise provided in these By-Laws, the Rules or the resolution of the Board establishing any such other committee, the Chairman or his or her designee, with the approval of the Board, shall appoint the members of such Exchange committees (other than the committees of the Board) and may designate, with the approval of the Board, a Chairman thereof. Except as may be otherwise provided in these By-Laws or the Rules, the Chairman or his or her designee may, at any time, with or without cause, remove any member of any such Exchange committee.

Section 4.2 Board Committees - Appointment and Removal; Vacancies; Term

(a) Except as may be otherwise provided in these By-Laws, the Rules or the resolution of the Board establishing any committee, the Chairman, with the approval of the Board, shall appoint, consistent with these By-Laws, the members of all committees of the Board, and the Chairman may, at any time, with or without cause, remove any member of a committee so appointed, with the approval of the Board. Each committee shall be comprised of at least three (3) people and except as provided in these By-Laws may include persons who are not members of the Board; provided, however, that such committee members who are not also members of the Board shall only participate in committee actions to the extent permitted by law. In appointing members to committees of the Board, the Chairman is responsible for determining that any such committee meets the composition requirements set forth in this Article IV.

(b) Upon request of the Secretary, each prospective committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective committee member's classification as an Industry, Non-Industry, or Independent member. The Secretary shall certify to the Board each prospective committee member's classification. Such committee members shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information. A committee member may not be subject to a statutory disqualification.

(c) The term of office of a committee member shall terminate immediately upon a determination by the Board, by a majority vote of the Directors, (i) that the committee member no longer satisfies the classification for which the committee member was selected; and (ii) that the committee member's continued service as such would violate the compositional requirements of such committee set forth in this Article IV.

(d) Any vacancy occurring in a committee shall be filled by the Chairman for the remainder of the term, with the approval of the Board.

(e) Except as otherwise provided by the By-Laws, members of a committee shall hold office for a one-year period.

Section 4.3 Conduct of Proceedings

Except as otherwise provided in these By-Laws, the Rules, the Charter of the committee or by the Board by resolution, each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. In the absence of any such established procedures, each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these By-Laws. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 4.4 Voting, Quorum and Action by Committees

Each committee member shall be entitled to one (1) vote. Unless otherwise required by the By-Laws, the Rules or the Charter of the committee, the presence of a majority of the number of committee members serving on a committee shall constitute a quorum for the transaction of business of such committee. If a quorum shall not be present at any meeting of a committee, the committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the committee members present at any meeting at which there is a quorum shall be the act of such committee except as may be otherwise specifically provided by statute or these By-Laws, the Rules or the Charter of the committee.

Section 4.5 Specified Board Committees

(a) **Compensation Committee**. The Chairman, with the approval of the Board, shall appoint a Compensation Committee consisting of Non-Industry Directors. The Compensation Committee shall consider and recommend compensation policies, programs, and practices for officers and other employees of the Company.

(b) **Audit Committee**. The Chairman, with the approval of the Board, shall appoint an Audit Committee consisting of Directors. A majority of the Audit Committee members shall be Non-Industry Directors. A Non-Industry Director shall serve as Chairman of the Audit Committee. The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (i) provide oversight over the Company’s financial reporting process and the financial information that is provided to the LLC Member and others; (ii) provide oversight over the systems of internal controls established by management and the Board and the Company’s legal and compliance process; and (iii) direct and oversee all the activities of the Company’s internal audit function, including but not limited to management’s responsiveness to internal audit recommendations. The Audit Committee shall have exclusive authority to: (i) hire or terminate the head of the Company’s Internal Audit Department; (ii) determine the compensation of the head of the Internal Audit Department; and (iii) determine the budget for the Internal Audit Department. The Internal Audit Department and its head shall report directly to the Audit Committee. The Audit Committee may, in its discretion, direct that the Internal Audit Department also report to senior management of the Company on matters the Audit Committee deems appropriate and may request that senior management of the Company perform such operational oversight as necessary and proper, consistent with preservation of the independence of the internal audit function.

(c) **Regulatory Oversight Committee**. The Chairman, with the approval of the Board, shall appoint a Regulatory Oversight Committee consisting of Non-Industry Directors. The Regulatory Oversight Committee shall oversee the adequacy and effectiveness of Exchange’s regulatory and self-regulatory organization responsibilities, and shall be responsible for assessing the Exchange’s regulatory performance and recommending compensation and personnel actions involving the Chief Regulatory Officer and senior regulatory personnel to the Board’s Compensation Committee for action. The Regulatory Oversight Committee shall also assist the Board and committees of the Board in reviewing the regulatory plan and the overall effectiveness

of Exchange's regulatory functions. In furtherance of its functions, the Regulatory Oversight Committee (i) shall review the Exchange's regulatory budget, which shall be approved by the Board of Directors, and shall specifically inquire into the adequacy of resources available in the budget for regulatory activities; and (ii) shall meet regularly with the Chief Regulatory Officer in executive session.

(d) **Appeals Committee**. The Chairman, with the approval of the Board, shall appoint an Appeals Committee. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules. The Appeals Committee shall consist of one Independent Director, one Industry Director, and one Member Representative Director. If the Independent Director recuses himself or herself from an appeal, due to a conflict of interest or otherwise, such Independent Director may be replaced by a Non-Industry Director for purposes of the applicable appeal if there is no other Independent Director able to serve as the replacement.

(e) **Executive Committee**. The Chairman, with the approval of the Board, may appoint an Executive Committee consisting of Directors, which shall, to the fullest extent permitted by Delaware law and other applicable law, have and be permitted to exercise all the powers and authority of the Board in the management of the business and affairs of the Company between meetings of the Board. The number of Non-Industry Directors on the Executive Committee shall equal or exceed the number of Industry Directors on the Executive Committee. The percentage of Independent Directors on the Executive Committee shall be at least as great as the percentage of Independent Directors on the whole Board, and the percentage of Member Representative Directors on the Executive Committee shall be at least as great as the percentage of Member Representative Directors on the whole Board.

(f) **Finance Committee**. The Chairman, with the approval of the Board, may appoint a Finance Committee consisting of Directors. A majority of the Finance Committee members shall be Non–Industry Directors. The Finance Committee shall advise the Board with respect to the oversight of the financial operations and conditions of the Company, including recommendations for Company's annual operating and capital budgets.

Section 4.6 Quality of Markets Committee.

The Chairman, with the approval of the Board, shall appoint a Quality of Markets Committee. The Quality of Markets Committee shall provide advice and guidance to the Board on issues relating to the fairness, integrity, efficiency and competitiveness of the information, order handling and execution mechanisms of the Exchange from the perspective of investors, both individual and institutional, retail firms, market making firms, Exchange listed companies and other market participants. The Quality of Markets Committee shall include broad representation of participants in the Exchange, including investors, market makers, integrated retail firms and order entry firms. The Quality of Markets Committee shall include a number of Member Representative members that is equal to at least 20 percent of the total number of members of the Quality of Markets Committee. The number of Non-Industry members of the Quality of Markets Committee shall equal or exceed the sum of the number of Industry members and Member Representative members.

Section 4.7 Business Conduct Committee

There shall be a Business Conduct Committee which shall not be a Board Committee but shall be a committee of the Exchange. The Chairman shall appoint a Business Conduct Committee composed of such number of Exchange Members and individuals who are not Exchange Members as the Chairman shall deem necessary, none of whom shall be Directors. The Business Conduct Committee or any panel thereof shall include at least one officer, director or employee of an Exchange Member.

The jurisdiction, function and powers shall be exercised by the Business Conduct Committee in accordance with the provisions set forth in the MIAX Rules.

ARTICLE V
Nominating Committees

Section 5.1 Election of Nominating Committee and Member Nominating Committee

The Nominating Committee and the Member Nominating Committee shall each be elected on an annual basis by vote of the LLC Member. The LLC Member shall appoint the initial Nominating Committee and Member Nominating Committee consistent with the compositional requirements of this Article V within fifteen (15) days after the Exchange's application for registration as a national securities exchange is granted. Because the first annual meeting of the LLC Member is intended to be held within ninety (90) days after the Exchange's application for registration as a national securities exchange is granted, the initial Nominating Committee and Member Nominating Committee shall serve until the second annual meeting of the LLC Member. Not later than sixty (60) days prior to the date announced as the date for each annual meeting of the LLC Member commencing with the second annual meeting of the LLC Member, the Nominating Committee and the Member Nominating Committee shall nominate candidates to serve on the succeeding year's Nominating Committee and Member Nominating Committee, as applicable, and notify the Secretary of such nominees. Such candidates shall be voted on by the LLC Member at the annual meeting of the LLC Member. Additional candidates for the Member Nominating Committee may be nominated and elected pursuant to the same process as provided for in Article II, Section 2.4.

Section 5.2 Nominating Committee

The Nominating Committee shall nominate candidates for election to the Board at the annual LLC Member meeting and all other vacant or new Director positions on the Board. The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of Article II, Section 2.2(b). The number of Non-Industry members on the Nominating Committee shall equal or exceed the number of Industry members on the Nominating Committee. A Nominating Committee member may not simultaneously serve on the Nominating Committee and the Board, unless such member is in his or her final year of service on the Board, and following that year, that member may not stand for election to the Board until such time as he or she is no longer a member of the Nominating Committee. No more than one (1)

member of the Nominating Committee shall be a current Director, and such Director shall be a Non-Industry Director.

Section 5.3 Member Nominating Committee

The Member Nominating Committee shall nominate candidates for each Member Representative Director position on the Board that is to be elected by Exchange Members or the LLC Member under the terms of these By-Laws. Each member of the Member Nominating Committee shall be a Member Representative member and shall not be required to be a Director of the Company.

ARTICLE VI
Officers, Agents and Employees

Section 6.1 General

The officers of the Company shall include a Chief Executive Officer, a President, a Chief Financial Officer, a Chief Regulatory Officer, a Secretary, a Treasurer, and such other officers as in the Board's opinion are desirable for the conduct of the business of the Company, including but not limited to a Vice Chairman. Any two or more offices may be held by the same person, except that the offices of the President and Secretary may not be held by the same person. No person that is subject to any statutory disqualification may be an officer of the Company.

Section 6.2 Appointment and Tenure

Each officer of the Company shall be appointed by the Board on an annual basis, and shall hold office until his or her successor is appointed and qualified or until his or her earlier death, disability, disqualification, removal or resignation. An officer may serve for any number of terms, consecutive or otherwise.

Section 6.3 Resignation and Removal of Officers; Vacancies

(a) Any officer may resign at any time upon notice of resignation to the Chairman and Chief Executive Officer, the President, or the Secretary. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein, or if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

(b) Any officer of the Company may be removed, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of the affected officer, if any, with the Company.

(c) Vacancies in any office of the Company may be filled for the unexpired term by the Board.

Section 6.4 Compensation

The Compensation of the Chairman, the Vice Chairman and the Chief Executive Officer shall be fixed by the Compensation Committee. The salaries of all other officers and agents of the Company shall be fixed by the Chief Executive Officer, in consultation with the Compensation Committee.

Section 6.5 Powers and Duties; Delegation

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

Section 6.6 Chief Executive Officer

The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 6.7 President

The President shall, in the absence of the Chairman, the Vice Chairman and Chief Executive Officer, preside at all meetings of the Board at which the President is present. The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board.

Section 6.8 Vice President

The Board shall appoint one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President's title as the Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the Chief Executive Officer or the

President. The term "Vice President" used in this Section shall include the positions of Executive Vice President, Senior Vice President, and Vice President.

Section 6.9 Chief Financial Officer

The Chief Financial Officer shall perform such duties and possess such powers as the Board or the Chief Executive Officer may from time to time prescribe. The Chief Financial Officer shall have the custody of the Company's funds and securities; shall keep full and accurate all books and accounts of the Company as shall be necessary or desirable in accordance with applicable law or generally accepted accounting principles; shall deposit all monies and other valuable effects in the name and to the credit of the Company as may be ordered by the Chief Executive Officer or the Board; shall cause the funds of the Company to be disbursed when such disbursements have been duly authorized, taking proper vouchers for such disbursements; and shall render to the Board, at its regular meeting or when the Board so requires, an account of the Company.

Section 6.10 Chief Regulatory Officer

An officer of the Company with the position of Vice President, Senior Vice President or Executive Vice President shall be designated as the Chief Regulatory Officer of the Company. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company's surveillance, examination, and enforcement functions and for administering any regulatory services agreements with another self-regulatory organization to which the Company is a party. The Chief Regulatory Officer shall report to the Regulatory Oversight Committee. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may, but is not required to, also serve as the General Counsel of the Company.

Section 6.11 Secretary

The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

Section 6.12 Assistant Secretary

In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties

of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

Section 6.13 Treasurer

The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

Section 6.14 Assistant Treasurer

In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.

ARTICLE VII
Indemnification and Insurance

Section 7.1 Right to Indemnification

Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or an officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of any other corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to any employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent authorized by the LLC Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than the LLC Act permitted the Company to provide prior to such amendment), against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement) reasonably incurred by such indemnitee in connection therewith; provided, however, that except as provided in Section 7.3 with respect to proceedings seeking to enforce rights to indemnification, the Company shall indemnify any such indemnitee seeking indemnification in

connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors.

Section 7.2 Right to Advancement of Expenses

The right to indemnification conferred in Section 7.1 shall include the right to be paid by the Company the expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the LLC Act requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Company of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section 7.2 or otherwise.

Section 7.3 Right of Indemnitee to Bring Suit

If a claim under Section 7.1 or Section 7.2 is not paid in full by the Company within thirty (30) days after a written claim has been received by the Company, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall also be entitled to be paid the expense of prosecuting or defending such suit.

In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right of an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the Company shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the LLC Act. Neither the failure of the Company (including its Board of Directors, independent legal counsel or the LLC Member) to have made a determination prior to the commencement of such action that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Act, nor an actual determination by the Company (including its Board of Directors, independent legal counsel or the LLC Member) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VII or otherwise shall be on the Company.

Section 7.4 Non-Exclusivity of Rights

The right to indemnification and the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the LLC Agreement, provision of these By-Laws, agreement, vote of the LLC Member or disinterested directors or otherwise.

Section 7.5 Insurance

The Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the law.

Section 7.6 Indemnification of Employees and Agents of the Company

The Company may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to the advancement of expenses, to any employee or agent of the Company to the fullest extent of the provisions of this Article VII with respect to the indemnification and advancement of expenses of directors and officers of the Company.

Section 7.7 Contract Rights

The rights to indemnification and to the advancement of expenses conferred in Section 7.1 and Section 7.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

Section 7.8 Company Not Liable

Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member growing out of the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its subsidiaries.

ARTICLE VIII
Amendments; Emergency By-Laws

Section 8.1 By the LLC Member or Board

These By-Laws may be altered, amended, or repealed, or new By-Laws may be adopted, (i) by the written consent of the LLC Member, or (ii) at any regular or special meeting of the Board by a resolution adopted by the Board.

Section 8.2 Emergency By-Laws

The Board may adopt emergency By-Laws subject to repeal or change by action of the LLC Member which shall, notwithstanding any different provision of law, the Certificate of Formation, the LLC Agreement or these By-Laws, be operative during any emergency resulting from any nuclear or atomic disaster, an attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action. Such emergency By-Laws may make any provision that may be practicable and necessary under the circumstances of the emergency.

Section 8.3 Authority to Take Action Under Extraordinary Market Conditions

The Board, or such person or persons as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding:

(a) the trading in or operation of the national securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system or any or all persons or the trading therein of any or all securities; and

(b) the operation of any or all systems of Exchange Members, if, in the opinion of the Board or the person or persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.

Section 8.4 Commission Approval

Before any amendment to, alteration or repeal of any provision of the By-Laws of the Company under this Article VIII shall be effective, those changes shall be submitted to the Board and if the same must be filed with or filed with and approved by the Commission, then the proposed changes to the By-Laws of the Company shall not become effective until filed with or filed with and approved by the Commission, as the case may be.

ARTICLE IX
Exchange Authorities

Section 9.1 Rules

The Board, acting in accordance with the terms of these By-Laws and the Rules, shall be vested with all powers necessary for the government of the Company as an "exchange" within the meaning of the Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and in general to carry out the purposes of the Company and of the Act, the Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time

to time, deem necessary or appropriate. If any such rules or amendments thereto are approved by the Commission or otherwise become effective as provided in the Act, they shall become operative Exchange Rules as of the date of Commission approval or effectiveness under the Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of these By-Laws and the Act, to administer, enforce, interpret, issue exemptions from, suspend, or cancel any Rules adopted hereunder.

Section 9.2 Disciplinary Proceedings

(a) The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their associated persons.

(b) The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension, or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions, and operations of an Exchange Member, or any other fitting sanction, and to impose appropriate sanctions applicable to persons associated with Exchange Members, including censure, fine, suspension, or barring a person associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions, and operations of a person associated with an Exchange Member, or any other fitting sanction, for:

(i) a breach by an Exchange Member or a person associated with an Exchange Member of any covenant with the Company or its LLC Member;

(ii) violation by an Exchange Member or a person associated with an Exchange Member of any of the terms, conditions, covenants, and provisions of the By-Laws, the Rules, or the federal securities laws, including the rules and regulations adopted thereunder;

(iii) failure by an Exchange Member or person associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Rules; (B) appear or produce any document in the Exchange Member's or person's possession or control as directed pursuant to the Rules; (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv) failure by an Exchange Member or person associated with an Exchange Member to adhere to any ruling, order, direction, or decision of or to pay any sanction, fine, or costs imposed by the Board or any entity to which the Board has delegated its powers.

Section 9.3 Membership Qualifications

(a) The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members, and persons associated with applicants or Exchange Members, establishing specified and appropriate standards with

respect to the training, experience, competence, financial responsibility, operational capability, and such other qualifications as the Board finds necessary or desirable.

(b) The Board may from time to time make such changes in such rules, regulations, and standards as it deems necessary or appropriate.

(c) Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming an Exchange market maker, shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

Section 9.4 Fees, Dues, Assessments, and Other Charges

The Board shall have authority to fix and levy the amount of fees, dues, assessments, and other charges to be paid by Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls; provided, however, that such fees, dues, assessments, and other charges shall be equitably allocated among Exchange Members and any other persons using any facility or system that the Company operates or controls. Any Regulatory Funds will not be used for non-regulatory purposes or distributed to the LLC Member, but rather, shall be applied to fund the legal and regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

ARTICLE X
Miscellaneous Provisions

Section 10.1 Operational Date of Exchange

The Company has been formed in anticipation of its registration by the Commission as a national securities exchange. During the period between formation and the first date on which the Company commences operating a national securities exchange (the "Operational Date"):

(a) references in the Agreement and By-Laws to "the national securities exchange operated by the Company" shall be construed as references to "the national securities exchange to be operated by the Company"; and

(b) the Board of Directors of the Company may appoint members of the committees to be established under the By-Laws, but shall not be required to appoint all such committee members until the date immediately prior to the Operational Date.

Section 10.2 Fiscal Year

The fiscal year of the Company shall be as determined from time to time by the Board.

Section 10.3 Participation in Board and Committee Meetings

All meetings of the Board (and any committees of the Company) pertaining to the self-regulatory function of the Company (including disciplinary matters) shall be closed to all persons other than members of the Board, Observers, officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of Miami International Holdings, Inc. who are not also members of the Board, Observers, or any officers, staff, counsel or advisors of Miami International Holdings, Inc. who are not also officers, staff, counsel or advisors of the Company (or any committees of the Company), be allowed to participate in any meetings of the Board (or any committee of the Company) pertaining to the self-regulatory function of the Company (including disciplinary matters).

Section 10.4 Books and Records; Confidentiality of Information and Records Relating to SRO Function

The books and records of the Company shall be maintained at a location within the United States. All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Company, members of the Board, Observers, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 10.5 Execution of Instruments, Contracts, etc.

(a) All checks, drafts, bills of exchange, notes, or other obligations or orders for the payment of money shall be signed in the name of the Company by such officer or officers or person or persons as the Board, or a duly authorized committee thereof, may from time to time designate. Except as otherwise provided by law, the Board, any committee given specific authority in the premises by the Board, or any committee given authority to exercise generally the powers of the Board during intervals between meetings of the Board may authorize any officer, employee, or agent, in the name of and on behalf of the Company, to enter into or execute and deliver deeds, bonds, mortgages, contracts, and other obligations or instruments, and such authority may be general or confined to specific instances.

(b) All applications, written instruments, and papers required by any department of the United States government or by any state, county, municipal, or other governmental authority may be executed in the name of the Company by any officer of the Company, or, to the extent designated for such purpose from time to time by the Board, by an employee or agent of the Company. Such designation may contain the power to substitute, in the discretion of the person named, one or more other persons.

Section 10.6 Power to Vote Stock

Unless otherwise instructed by the Board, the Chairman or the Chief Executive Officer of the Company shall have the power and authority on behalf of the Company to attend and to vote at any meeting of the stockholders, partners or equity holders of any corporation, partnership or any other entity in which the Company may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board may from time to time confer like powers upon any other person or persons.

Section 10.7 Severability

If any provision of these By-Laws, or the application of any provision of these By-Laws to any person or circumstances, is held invalid, the remainder of these By-Laws and the application of such provision to other persons or circumstances shall not be affected.

Effective Date: November 12, 2020

EXHIBIT B

Exhibit Request:

A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Response:

The Rules of the Exchange dated as of May 27, 2022, are attached.

MIAX Options Exchange

Rules

As of May 27, 2022

Table of Contents

CHAPTER I. DEFINITIONS **1**
Rule 100. Definitions 1
CHAPTER II. ACCESS **10**
Rule 200. Trading Permits 10
Rule 201. Denial of and Conditions to Being a Member 12
Rule 202. Persons Associated with Member 13
Rule 203. [Reserved] 13
Rule 204. Members and Persons Associated with a Member Who Are or Become Subject to a Statutory Disqualification 13
Rule 205. Dissolution and Liquidation of Members 15
Rule 206. Obligations of Terminating Members 15
Rule 207. Responsible Person 15
Rule 208. MIAX Billing System 15
Rule 209. Letter of Guarantee 15
Rule 210. Sponsored Access to the Exchange 16
CHAPTER III. BUSINESS CONDUCT **19**
Rule 300. Adherence to Law 19
Rule 301. Just and Equitable Principles of Trade 19
Rule 302. Rumors 20
Rule 303. Prevention of the Misuse of Material Nonpublic Information 20
Rule 304. Disciplinary Action by Other Organizations 21
Rule 305. Other Restrictions on Members 21
Rule 306. Significant Business Transactions 21
Rule 307. Position Limits 24
Rule 308. Exemptions from Position Limits 26
Rule 309. Exercise Limits 33
Rule 310. Reports Related to Position Limits 34
Rule 311. Liquidation Positions 34
Rule 312. Limit on Outstanding Uncovered Short Positions 35
Rule 313. Other Restrictions on Options Transactions and Exercises 35
Rule 314. Mandatory Systems Testing 36

Rule 315. Anti-Money Laundering Compliance Program 37
Rule 316. Sharing of Offices and Wire Connections 38
Rule 317. False Statements 38
Rule 318. Manipulation 39
Rule 319. Forwarding of Proxy and Other Issuer-Related Materials 39
Rule 320. Trading Ahead of Research Reports 40
Rule 321. Business Continuity and Disaster Recovery Plans Testing Requirements for Designated Members 41
Rule 322. Disruptive Quoting and Trading Activity Prohibited 41
CHAPTER IV. OPTION CONTRACTS TRADED ON THE EXCHANGE 43
Rule 400. Designation of Securities 43
Rule 401. Rights and Obligations of Holders and Writers 43
Rule 402. Criteria for Underlying Securities 43
Rule 403. Withdrawal of Approval of Underlying Securities 51
Rule 404. Series of Option Contracts Open for Trading 54
Rule 404A. Select Provisions of Options Listing Procedures Plan 62
Rule 405. Adjustments 63
Rule 406. Long-Term Option Contracts 63
CHAPTER V. DOING BUSINESS ON THE EXCHANGE 65
Rule 500. Access to and Conduct on the Exchange 65
Rule 501. Days and Hours of Business 65
Rule 502. Message Packets 66
Rule 503. Openings on the Exchange 66
Rule 504. Trading Halts 74
Rule 505. Member Electronic Connectivity 76
Rule 506. Collection and Dissemination of Quotations 76
Rule 507. Give Up of a Clearing Member 77
Rule 508. Unit of Trading 78
Rule 509. Meaning of Premium Bids and Offers 79
Rule 510. Minimum Price Variations and Minimum Trading Increments 79
Rule 511. Acceptance of Quotes and Orders 81
Rule 512. [Reserved] 81
Rule 513. Submission of Orders and Clearance of Transactions 81
Rule 514. Priority of Quotes and Orders 81

Rule 515. Execution of Orders and Quotes.. 85
Rule 515A. MIAX Price Improvement Mechanism (“PRIME”) and PRIME Solicitation Mechanism..... 92
Rule 516. Order Types Defined...101
Rule 517. Quote Types Defined 104
Rule 518. Complex Orders...107
The following rule changes [SR-MIAX-2019-45] and [SR-MIAX-2022-13] will be implemented on a date to be announced by the Exchange through a Regulatory Circular...129
Rule 518. Complex Orders...129
Rule 519. MIAX Order Monitor (See below for amended Rule 519 which will become operative on June 13, 2022, however, its implementation date will be announced by the Exchange through a Regulatory Circular.)...152
This following Rule will become operative on June 13, 2022 however its implementation date will be announced by the Exchange through a Regulatory Circular...154
Rule 519. MIAX Order Monitor 154
Rule 519A. Risk Protection Monitor..156
Rule 519B. [Reserved]...158
Rule 519C. Mass Cancellation of Trading Interest 158
Rule 520. Limitations on Orders..159
Rule 521. Nullification and Adjustment of Options Transactions Including Obvious Errors *(See below for amended Rule 521 which will become operative on February 7, 2022, however, its implementation date will be announced by the Exchange through a Regulatory Circular.*..160
This following Rule will become operative on February 7, 2022, however, its implementation date will be announced by the Exchange through a Regulatory Circular. 170
Rule 521. Nullification and Adjustment of Options Transactions Including Obvious Errors 170
Rule 522. Price Binding Despite Erroneous Report..180
Rule 523. Authority to Take Action Under Emergency Conditions 180
Rule 524. Reporting of Matched Trades to Clearing Corporation..180
Rule 525. Limitation on Dealings...181
Rule 526. Limitation on the Liability of Index Licensors for Options on Exchange-Traded Fund Shares 181
Rule 527. Exchange Liability...181
Rule 528. Legal Proceedings Against the Exchange and its Directors, Officers, Employees, Contractors or Agents..182
Rule 529. Order Routing to Other Exchanges..183
Rule 530. Limit Up-Limit Down 186
Rule 531. Reports and Market Data Products...191
Rule 532. Order and Quote Price Protection Mechanisms and Risk Controls 194

CHAPTER VI. MARKET MAKERS **199**
Rule 600. Registration of Market Makers 199
Rule 601. Registered Option Traders 199
Rule 602. Appointment of Market Makers 200
Rule 603. Obligations of Market Makers 202
Rule 604. Market Maker Quotations 204
Rule 605. Market Maker Orders 207
Rule 606. Trade Reporting and Comparison 208
Rule 607. Securities Accounts and Orders of Market Makers 208
Rule 608. Letters of Guarantee 209
Rule 609. Financial Requirements for Market Makers 209
Rule 610. [Reserved] 210
Rule 611. Financial Arrangements of Market Makers 210
Rule 612. Aggregate Risk Manager (ARM) 210
CHAPTER VII. EXERCISES AND DELIVERIES **213**
Rule 700. Exercise of Option Contracts 213
Rule 701. Allocation of Exercise Notices 217
Rule 702. Delivery and Payment 217
CHAPTER VIII. RECORDS, REPORTS AND AUDITS **218**
Rule 800. Maintenance, Retention and Furnishing of Books, Records and Other Information 218
Rule 801. Reports of Uncovered Short Positions 218
Rule 802. Financial Reports 219
Rule 803. Audits 219
Rule 804. Automated Submission of Trade Data 220
Rule 805. Regulatory Cooperation 221
Rule 806. Risk Analysis of Market Maker Accounts 222
Rule 807. Fingerprint-Based Background Checks 222
CHAPTER IX. SUMMARY SUSPENSION **224**
Rule 900. Imposition of Suspension 224
Rule 901. Investigation Following Suspension 224
Rule 902. Reinstatement Following Suspension 224
Rule 903. Failure to Obtain Reinstatement 225
Rule 904. Termination of Rights by Suspension 225
CHAPTER X. DISCIPLINE **226**

Rule 1000. Disciplinary Jurisdiction 226
Rule 1001. Requirement to Furnish Information 226
Rule 1002. Investigation 227
Rule 1003. Letters of Consent 227
Rule 1004. Charges 227
Rule 1005. Answer 228
Rule 1006. Hearing 228
Rule 1007. Decision 230
Rule 1008. Summary Proceedings 230
Rule 1009. Offers of Settlement 231
Rule 1010. Review 231
Rule 1011. Judgment and Sanction 232
Rule 1012. Procedural Matters 232
Rule 1013. Reporting to the Central Registration Depository 233
Rule 1014. Imposition of Fines for Minor Rule Violations 233
Rule 1015. Disciplinary Functions 238
Rule 1016. Contracts of Suspended Members 238
Rule 1017. Failure to Pay Premium 239
Rule 1018. Expedited Suspension Proceeding 239
CHAPTER XI. HEARINGS, REVIEW AND ARBITRATION 242
Rule 1100. Scope of Chapter 242
Rule 1101. Submission of Application to Exchange 242
Rule 1102. Procedure Following Applications for Hearing 242
Rule 1103. Hearing 243
Rule 1104. Review 243
Rule 1105. Miscellaneous Provisions 244
Rule 1106. Hearing and Review Functions 244
Rule 1107. Arbitration 244
CHAPTER XII. ORGANIZATION AND ADMINISTRATION 246
Rule 1200. Divisions of the Exchange 246
Rule 1201. Designees 246
Rule 1202. Membership Dues 246
Rule 1203. Other Fees and Charges 247
Rule 1204. Liability for Payment of Fees 247

Rule 1205. Exchange's Costs of Defending Legal Proceedings 247
Rule 1206. Committees of the Exchange..248
Rule 1207. Sales Value Fee..248
CHAPTER XIII. DOING BUSINESS WITH THE PUBLIC 249
Rule 1300. Eligibility 249
Rule 1301. Registration of Registered Options Principals 249
Rule 1302. Registration of Representatives...249
Rule 1303. [Reserved]..250
Rule 1304. [Reserved]..250
Rule 1305. Discipline, Suspension, Expulsion of Registered Persons 250
Rule 1306. Branch Offices 250
Rule 1307. Opening of Accounts...252
Rule 1308. Supervision of Accounts...254
Rule 1309. Suitability of Recommendations...261
Rule 1310. Discretionary Accounts...261
Rule 1311. Confirmation to Customers...262
Rule 1312. Statement of Accounts to Customers...263
Rule 1313. Statements of Financial Condition to Customers...263
Rule 1314. Addressing of Communications to Public Customers..263
Rule 1315. Delivery of Current Options Disclosure Documents and Prospectus 264
Rule 1316. Restrictions on Pledge and Lending of Customers' Securities 265
Rule 1317. Transactions of Certain Customers...265
Rule 1318. Guarantees...266
Rule 1319. Profit Sharing..266
Rule 1320. Assuming Losses...266
Rule 1321. Transfer of Accounts 266
Rule 1322. Options Communications 266
Rule 1323. Brokers' Blanket Bonds 271
Rule 1324. Customer Complaints...272
Rule 1325. Telemarketing 273
Rule 1326. Transfer of Positions 280
CHAPTER XIV. ORDER PROTECTION, LOCKED AND CROSSED MARKETS 283
Rule 1400. Definitions..283
Rule 1401. Order Protection..284

Rule 1402. Locked and Crossed Markets 286
CHAPTER XV. MARGINS 287
Rule 1500. General Rule 287
Rule 1501. Time Margin Must Be Obtained 287
Rule 1502. Margin Requirements 287
Rule 1503. Meeting Margin Calls by Liquidation Prohibited 287
Rule 1504. Margin Required is Minimum 287
Rule 1505. Margin Requirements Exception 288
CHAPTER XVI. NET CAPITAL REQUIREMENTS 289
Rule 1600. Minimum Requirements 289
Rule 1601. "Early Warning" Notification Requirements 289
Rule 1602. Power of President to Impose Restrictions 289
Rule 1603. Joint Back Office Arrangements 289
CHAPTER XVII. CONSOLIDATED AUDIT TRAIL COMPLIANCE RULE 291
Rule 1701. Consolidated Audit Trail Compliance Rule – Definitions 291
Rule 1702. Consolidated Audit Trail Compliance Rule – Clock Synchronization 296
Rule 1703. Consolidated Audit Trail Compliance Rule – Industry Member Data Reporting 297
Rule 1704. Consolidated Audit Trail Compliance Rule – Customer Information Reporting 304
Rule 1705. Consolidated Audit Trail Compliance Rule – Industry Member Information Reporting 304
Rule 1706. Consolidated Audit Trail Compliance Rule – Time Stamps 304
Rule 1707. Consolidated Audit Trail Compliance Rule – Clock Synchronization Rule Violation 305
Rule 1708. Consolidated Audit Trail Compliance Rule – Connectivity and Data Transmission 305
Rule 1709. Consolidated Audit Trail Compliance Rule – Development and Testing 306
Rule 1710. Consolidated Audit Trail Compliance Rule – Recordkeeping 306
Rule 1711. Consolidated Audit Trail Compliance Rule – Timely, Accurate and Complete Data 306
Rule 1712. Consolidated Audit Trail Compliance Rule – Compliance Dates 307
Rule 1713. Consolidated Audit Trail – Fee Dispute Resolution 308
CHAPTER XVIII. INDEX OPTIONS 312
Rule 1800. Application of Index Rules 312
Rule 1801. Definitions 312
Rule 1802. Designation of an Index 314
Rule 1803. Dissemination of Information 317
Rule 1804. Position Limits for Broad-Based Index Options 317
Rule 1805. Position Limits for Industry Index Options 318

Rule 1805A. Position Limits for Foreign Currency Index Options..319
Rule 1806. Exemptions from Position Limits...319
Rule 1807. Exercise Limits...325
Rule 1808. Trading Sessions...325
Rule 1809. Terms of Index Options Contracts 327
Rule 1810. Debit Put Spread Cash Account Transactions...332
Rule 1811. Disclaimers...333
Rule 1812. Exercise of American-Style Index Options 334
CHAPTER XIX. REGISTRATION, QUALIFICATION AND CONTINUING EDUCATION......................335
Rule 1900. Registration Requirements 335
Rule 1901. Registration Categories...340
Rule 1902. Associated Persons Exempt from Registration...346
Rule 1903. Continuing Education Requirements...347
Rule 1904. Electronic Filing Requirements for Uniform Forms...350

CHAPTER I. DEFINITIONS

Rule 100. Definitions

ABBO or Away Best Bid or Offer
The term **"ABBO"** or **"Away Best Bid or Offer"** means the best bid(s) or offer(s) disseminated by other Eligible Exchanges (defined in Rule 1400(g)) and calculated by the Exchange based on market information received by the Exchange from OPRA.

Affiliate or affiliated with
The term **"affiliate"** of or person "affiliated with" another person means a person who, directly, or indirectly, controls, is controlled by, or is under common control with, such other person.

Aggregate Exercise Price
The term **"aggregate exercise price"** means the exercise price of an option contract multiplied by the number of units of the underlying security covered by the option contract.

American-Style Option
The term **"American-style option"** means an option contract that, subject to the provisions of Rule 700 (relating to the cutoff time for exercise instructions) and to the Rules of the Clearing Corporation, can be exercised on any business day prior to its expiration date and on its expiration date.

Associated Person or Person Associated with a Member
The term **"associated person"** or **"person associated with a Member"** means any partner, officer, director, or branch manager of a Member (or any person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with a Member, or any employee of a Member, except that any person associated with a Member whose functions are solely clerical or ministerial shall not be included in the meaning of such term for purposes of these Rules.

Bid
The term **"bid"** means a limit order or quote to buy one or more option contracts.

Board
The term **"Board"** means the Board of Directors of Miami International Securities Exchange, LLC.

Book
The term **"Book"** means the electronic book of simple buy and sell orders and quotes maintained by the System.

By-Laws
The term **"By-Laws"** means the By-Laws of Miami International Securities Exchange, LLC, as the same may be amended from time to time.

Call
The term **"call"** means an option contract under which the holder of the option has the right, in accordance with the terms of the option, to purchase from the Clearing Corporation the number of units of the underlying security covered by the option contract.

Class of Options or Option Class
The terms **"class of options"** or **"option class"** mean all option contracts covering the same underlying security.

Clearing Corporation
The term **"Clearing Corporation"** means The Options Clearing Corporation.

Clearing Member
The term **"Clearing Member"** means a Member that has been admitted to membership in the Clearing Corporation pursuant to the provisions of the rules of the Clearing Corporation.

Closing Purchase Transaction
The term **"closing purchase transaction"** means an Exchange Transaction which will reduce or eliminate a short position in an option contract.

Closing Writing Transaction
The term **"closing writing transaction"** means an Exchange Transaction which will reduce or eliminate a long position in an option contract.

Composite Market
The term **"Composite Market"** means the market for a series comprised of (1) the higher of the then-current best appointed Market Maker bid quote on the Exchange and the ABB (if there is an ABB) and (2) the lower of the then-current best appointed Market Maker offer quote on the Exchange and the ABO (if there is an ABO). The term "Composite Bid (Offer)" means the bid (offer) used to determine the Composite Market.

Composite Width
The term **"Composite Width"** means the width of the Composite Market (i.e., the width between the Composite Bid and the Composite Offer) of a series.

Control
The term **"control"** means the power to exercise a controlling influence over the management or policies of a person, unless such power is solely the result of an official position with such person. Any person who owns beneficially, directly or indirectly, more than 20% of the voting power in the election of directors of a corporation, or more than 25% of the voting power in the election of directors of any other corporation which directly or through one or more affiliates owns beneficially more than 25% of the voting power in the election of directors of such corporation, shall be presumed to control such corporation.

Covered
The term **"covered"** in respect of a short position in a call option contract means that the writer's obligation is secured by a "specific deposit" or an "escrow deposit" meeting the conditions of Rule 610(f) or 610(h), respectively, of the Rules of the Clearing Corporation, or the writer holds in the same account as the short position, on a share-for-share basis, a long position either in the underlying security or in an option contract of the same class of options where the exercise price of the option contract in such long position is equal to or less than the exercise price of the option contract in such short position. The term "covered" in respect of a short position in a put option contract means that the writer holds in the same account as the short position, on a share-for-share basis, a long position in an option contract of the same type and class of options where the exercise price of the option contract in such long position is equal to or greater than the exercise price of the option contract in such short position.

Directed Order
A **"Directed Order"** is an order entered into the System by an Electronic Exchange Member with a designation for a Lead Market Maker (referred to as a "Directed Lead Market Maker"). Only Priority Customer Orders will be eligible to be entered into the System as a Directed Order by an Electronic Exchange Member.

Discretion
The term **"discretion"** means the authority of a broker or dealer to determine for a customer the type of option, the class or series of options, the number of contracts, or whether options are to be bought or sold.

Electronic Exchange Member
The term **"Electronic Exchange Member"** or **"EEM"** means the holder of a Trading Permit who is not a Market Maker. Electronic Exchange Members are deemed "members" under the Exchange Act.

European-Style Option
The term **"European-style option"** means an option contract that, subject to the provisions of Rule 700 (relating to the cutoff time for exercise instructions) and to the Rules of the Clearing Corporation, can be exercised only on its expiration date.

Exchange
The term **"Exchange"** means the national securities exchange known as Miami International Securities Exchange, LLC or MIAX.

Exchange Act
The term **"Exchange Act"** means the Securities Exchange Act of 1934, as amended.

Exchange Transaction
The term **"Exchange Transaction"** means a transaction involving a security that is effected on the Exchange.

Exercise Price
The term **"exercise price"** means the specified price per unit at which the underlying security may be purchased or sold upon the exercise of an option contract.

Federal Reserve Board
The term **"Federal Reserve Board"** means the Board of Governors of the Federal Reserve System.

Foreign Broker-Dealer
The term **"foreign broker-dealer"** means any person or entity that is registered, authorized or licensed by a foreign governmental agency or foreign regulatory organization (or is required to be so registered, authorized or licensed) to perform the function of a broker or dealer in securities, or both. For the purposes of this definition, the terms "broker" and "dealer" have the same meaning as provided in Section 3(a)(4) and 3(a)(5) of the Exchange Act, except that a "broker" or "dealer" may be a bank.

He, Him or His
The terms **"he," "him" or "his"** shall be deemed to refer to persons of female as well as male gender, and to include organizations, as well as individuals, when the context so requires.

Help Desk
The term **"Help Desk"** means the Exchange's control room consisting of Exchange staff authorized to make certain trading determinations on behalf of the Exchange. The Help Desk shall report to and be supervised by a senior executive officer of the Exchange.

Individual Option
The term **"individual option"** means an option contract that is either a put or a call, covering a specific underlying security and having a specific exercise price and expiration date.

Lead Market Maker
The term **"Lead Market Maker"** means a Member registered with the Exchange for the purpose of making markets in securities traded on the Exchange and that is vested with the rights and responsibilities specified in Chapter VI of these Rules with respect to Lead Market Makers. When a Lead Market Maker is appointed to act in the capacity of a Primary Lead Market Maker, the additional rights and responsibilities of a Primary Lead Market Maker specified in Chapter VI of these Rules will apply.

Long Position
The term **"long position"** means a person's interest as the holder of one or more units of trading of a given option contract.

Market Makers
The term **"Market Makers"** refers to "Lead Market Makers", "Primary Lead Market Makers" and "Registered Market Makers" collectively.

Maximum Composite Width
The term **"Maximum Composite Width"** means the amount that the Composite Width of a series may generally not be greater than for the series to open. The Maximum Composite Widths for all classes are as follows (based on the Composite Bid for a series):

Low end of range (bid)	High end of range (bid)	Maximum Composite Width
$0.00	$1.99	$5.00
$2.00	$5.00	$5.00
$5.01	$10.00	$5.00
$10.01	$20.00	$5.00
$20.01	+	$5.00

The Exchange may modify these amounts when it deems necessary to maintain a fair and orderly opening process (which modifications the Exchange will announce to Members via Regulatory Circular).

MBBO
The term **"MBBO"** means the best bid or offer on the Exchange.

Member
The term **"Member"** means an individual or organization approved to exercise the trading rights associated with a Trading Permit. Members are deemed "members" under the Exchange Act.

Membership
The term **"Membership"** refers to the trading privileges held by a Member.

MIAX
The term **"MIAX"** means the Miami International Securities Exchange, LLC, or the Exchange.

MIAX Emerald
The term **"MIAX Emerald"** means MIAX Emerald, LLC.

MIAX Pearl
The term **"MIAX Pearl"** means MIAX PEARL, LLC.

NBBO
The term **"NBBO"** means the national best bid or offer as calculated by the Exchange based on market information received by the Exchange from OPRA.

Non-Customer
The term **"Non-Customer"** means a person or entity that is a broker or dealer in securities.

Non-Customer Order
The term **"Non-Customer Order"** means an order for the account of a Non-Customer.

Non-Proprietary Product
The term **"Non-Proprietary Product"** means a class of options that is not a Proprietary Product.

Offer
The term **"offer"** means a limit order or quote to sell one or more option contracts.

Opening Purchase Transaction
The term **"opening purchase transaction"** means an Exchange Transaction which will create or increase a long position in an option contract.

Opening Writing Transaction
The term **"opening writing transaction"** means an Exchange Transaction which will create or increase a short position in an option contract.

OPRA
The term **"OPRA"** means the Options Price Reporting Authority, LLC.

Option Contract
The term **"option contract"** means a put or a call issued, or subject to issuance, by the Clearing Corporation pursuant to the Rules of the Clearing Corporation.

Order
The term **"order"** means a firm commitment to buy or sell option contracts.

Outstanding
The term **"outstanding"** in respect of an option contract means an option contract which has been issued by the Clearing Corporation and has neither been the subject of a closing writing transaction nor has reached its expiration date.

Person
The term **"person"** shall refer to a natural person, corporation, partnership (general or limited), limited liability company, association, joint stock company, trust, trustee of a trust fund, or any organized group of persons whether incorporated or not and a government or agency or political subdivision thereof.

Primary Lead Market Maker
The term **"Primary Lead Market Maker"** means a Lead Market Maker appointed by the Exchange to act as the Primary Lead Market Maker for the purpose of making markets in securities traded on the Exchange. The Primary Lead Market Maker is vested with the rights and responsibilities specified in Chapter VI of these Rules with respect to Primary Lead Market Makers.

Primary Market
The term **"primary market"** means the principal market in which an underlying security is traded.

Principal Shareholder
The term **"principal shareholder"** means any person beneficially owning, directly or indirectly, equity securities representing 5% of the voting power in elections of directors, or 5% of the net worth, or a 5% participation in the net profits, of a corporation.

Priority Customer
The term **"Priority Customer"** means a person or entity that (i) is not a broker or dealer in securities, and (ii) does not place more than 390 orders in listed options per day on average during a calendar month for its own beneficial account(s). The number of orders shall be counted in accordance with the following Interpretation and Policy .01 hereto.

Interpretations and Policies:

.01 For purposes of counting the number of orders in listed options per day on average during a calendar month for its own beneficial account(s) for designation as Priority Customer, or Professional Interest, under Rule 100:

(a) Except as noted below, each order of any type, regardless of the options exchange on which the order is entered or to which the order is routed, shall be counted as one (1) order toward the number of orders, except that Flexible Exchange Option (FLEX) orders shall not be counted.

(b) Complex orders comprised of eight (8) options legs or fewer shall be counted as a single order. For complex orders comprised of nine (9) options legs or more, each leg shall count as its own separate order. Stock orders shall not be counted toward the number of legs.

(c) A "parent" order placed for the beneficial account(s) of a person or entity not a broker or dealer that is broken into multiple subordinate "child" orders on the same side (buy/sell) and series as the parent order, by a broker or dealer or an algorithm housed at a broker or dealer or licensed from a broker dealer but housed with the customer, shall be counted as one (1) order, even if the orders are routed away. A "parent" order (including a strategy order) that is broken into multiple subordinate "child" orders on both sides (buy/sell) of a series and/or multiple series shall be counted as multiple orders, with each child order counted as a new and separate order per side and series.

(d) (1) An order that cancels and replaces a prior order shall be counted as a second order, or multiple new orders in the case of a complex order comprised of nine (9) options legs or more, including "single-strike algorithms." A series of cancel and replace orders in an individual strike, which track the MBBO or NBBO, shall be counted as separate new orders. A cancel message is not an order.

(2) Except as noted in paragraph (d)(3) below, an order that cancels and replaces a subordinate "child" order on the same side and series as the "parent" order shall not be counted as a new order.

(3) An order that cancels and replaces a subordinate "child" order and results in multiple sides/series shall be counted as a new order per side and series. An order that cancels and replaces a subordinate "child" order pegged to the MBBO or NBBO, shall be counted as a new order each time a cancel/replace is used to follow the MBBO or NBBO.

Priority Customer Order
The term "**Priority Customer Order**" means an order for the account of a Priority Customer.

Priority Quote
The term "**priority quote**" has the meaning set forth in Rule 517(b)(1)(i).

Professional Interest
The term "**Professional Interest**" means (i) an order that is for the account of a person or entity that is not a Priority Customer, or (ii) an order or non-priority quote for the account of a Market Maker.

Proprietary Product
The term **"Proprietary Product**" means a class of options that is listed exclusively on the Exchange.

Proprietary Trading
The term **"proprietary trading"** for purposes of Rule 1900 means trading done by a Member having the following characteristics: (i) the Member is not required by Section 15(b)(8) of the Act to become a FINRA member but is a Member of another registered securities exchange not registered solely under Section 6(g) of the Act; (ii) all funds used or proposed to be used by the Member are the trading Member's own capital, traded through the Member's own accounts; (iii) the Member does not, and will not, have customers; and (iv) all persons registered on behalf of the Member acting or to be acting in the capacity of a trader must be owners of, employees of, or contractors to the Member.

Proprietary Trading Firm
The term "**proprietary trading firm**" for purposes of Rule 1900 means a Member organization or applicant with the following characteristics: (i) the applicant is not required by Section 15(b)(8) of the Act to become a FINRA Member but is a Member of another registered securities exchange not registered solely under Section 6(g) of the Act; (ii) all funds used or proposed to be used by the applicant for trading are the applicant's own capital, traded through the applicant's own accounts; (iii) the applicant does not, and will not have customers; and (iv) all principals and representatives of the applicant acting or to be acting in the capacity of a trader must be owners of, employees of, or contractors to the applicant.

Public Customer
The term "**Public Customer**" means a person that is not a broker or dealer in securities.

Public Customer Order
The term "**Public Customer Order**" means an order for the account of a Public Customer.

Put
The term "**put**" means an option contract under which the holder of the option has the right, in accordance with the terms and provisions of the option, to sell to the Clearing Corporation the number of units of the underlying security covered by the option contract.

Quarterly Options Series
The term "**Quarterly Options Series**" is a series in an options class that is approved for listing and trading on the Exchange in which the series is opened for trading on any business day and that expires at the close of business on the last business day of a calendar quarter.

Quote or Quotation
The term "**quote**" or "**quotation**" means a bid or offer entered by a Market Maker that is firm and may update the Market Maker's previous quote, if any. The Rules of the Exchange provide for the use of different types of quotes, including Standard quotes and eQuotes, as more fully described in Rule 517. A Market Maker may, at times, choose to have multiple types of quotes active in an individual option.

Registered Market Maker
The term "**Registered Market Maker**" means a Member registered with the Exchange for the purpose of making markets in securities traded on the Exchange, who is not a Lead Market Maker and is vested with the rights and responsibilities specified in Chapter VI of these Rules with respect to Registered Market Makers.

Registered Options Principal
The term "**Registered Options Principal**" has the meaning set forth in Rule 1901(b)(7).

Responsible Person
The term "**Responsible Person**" shall mean an individual designated by an organization that is the holder of a Trading Permit to represent the organization with respect to that Trading Permit in all matters relating to the Exchange. The Responsible Person must be a United States-based officer, director or management-level employee of the Trading Permit holder, who is responsible for the direct supervision and control of Associated Persons of that Trading Permit holder.

Rules
The term "**Rules**" means the Rules of the Exchange as the same may be in effect from time to time.

Rules of the Clearing Corporation
The term "**Rules of the Clearing Corporation**" means the Certificate of Incorporation, the By-laws and the Rules of the Clearing Corporation, and all written interpretations thereof, as the same may be in effect from time to time.

SEC or Commission
The term "**SEC**" or "**Commission**" means the United States Securities and Exchange Commission.

Series of Options
The term "**series of options**" means all option contracts of the same class having the same exercise price and expiration date.

Short Position
The term "**short position**" means a person's interest as the writer of one or more units of trading of a given option contract.

Short Term Option Series
The term **"Short Term Option Series"** is a series in an option class that is approved for listing and trading on the Exchange in which the series is opened for trading on any Monday, Tuesday, Wednesday, Thursday or Friday that is a business day and that expires on the Monday, Wednesday or Friday of the next business week, or, in the case of a series that is listed on a Friday and expires on a Monday, is listed one business week and one business day prior to that expiration. If a Tuesday, Wednesday, Thursday or Friday is not a business day, the series may be opened (or shall expire) on the first business day immediately prior to that Tuesday, Wednesday, Thursday or Friday, respectively. For a series listed pursuant to this section for Monday expiration, if a Monday is not a business day, the series shall expire on the first business day immediately following that Monday.

SRO
The term "**SRO**" means a self-regulatory organization as defined in Section 3(a)(26) of the Exchange Act.

System
The term "**System**" means the automated trading system used by the Exchange for the trading of securities.

Trading Permit
The term "**Trading Permit**" means a permit issued by the Exchange that confers the ability to transact on the Exchange.

Type of Option
The term "**type of option**" means the classification of an option contract as either a put or a call.

Uncovered
The term "**uncovered**" in respect of a short position in an option contract means that the short position is not covered.

Underlying Security
The term "**underlying security**" in respect of an option contract means the security which the Clearing Corporation shall be obligated to sell (in the case of a call option contract) or purchase (in the case of a put option contract) upon the valid exercise of the option contract.

Voluntary Professional
The term "**Voluntary Professional**" means any Public Customer that elects, in writing, to be treated in the same manner as a broker or dealer in securities for purposes of Rule 514, as well as the Exchange's schedule of fees.

[Adopted: December 3, 2012; amended May 1, 2013 (SR-MIAX-2013-20); amended May 6, 2016 (SR-MIAX-2016-11); amended September 2, 2016 (SR-MIAX-2016-31); amended February 12, 2018 (SR-MIAX-2018-05); amended February 15, 2019 (SR-MIAX-2018-35); amended May 24, 2019 (SR-MIAX-2019-21); amended December 3, 2019 (SR-MIAX-2019-48); amended January 9, 2020 (SR-MIAX-2019-50); amended March 12, 2020 (SR-MIAX-2020-04); amended April 22, 2021 (SR-MIAX-2021-14); amended March 3, 2022 (SR-MIAX-2021-58)]

CHAPTER II. ACCESS

Rule 200. Trading Permits

(a) **Issuance**. The Exchange shall issue Trading Permits that confer the ability to transact on the Exchange. There is no limit on the number of Trading Permits that may be issued by the Exchange; however the Exchange shall have the authority to limit or decrease the number of Trading Permits it has determined to issue. The Exchange shall announce in advance any limitation or decrease it plans to impose pursuant to this Rule. In the event the Exchange imposes a limitation or decrease pursuant to this Rule, the Exchange, in doing so, may not eliminate the ability of an existing Member to trade on the Exchange unless the Exchange is permitted to do so pursuant to a rule filing submitted to the Commission under Section 19(b) of the Exchange Act. In addition, in no event shall the Exchange act in a manner under this subparagraph that does not comply with the provisions of Section 6(c)(4) of the Exchange Act.

(b) **Qualification Requirements**. A Member must be registered as a broker-dealer pursuant to Section 15 of the Exchange Act. If a Member intends to transact business with the public, it must obtain approval to transact business with the public pursuant to Rule 1300 or be approved to transact business with the public by another national securities exchange as set forth in Rule 1300.

(c) **Application Process**.

(1) **Holders of MIAX Emerald or MIAX Pearl Trading Permits.** A holder of a MIAX Emerald or MIAX Pearl trading permit in good standing is eligible to receive one MIAX Trading Permit in the same Membership category to trade on MIAX (i.e., a MIAX Emerald Primary Lead Market Maker Member is eligible to become a MIAX Primary Lead Market Maker Member, a MIAX Emerald Lead Market Maker Member is eligible to become a MIAX Lead Market Maker Member, a MIAX Emerald Registered Market Maker Member is eligible to become a MIAX Registered Market Maker Member, a MIAX Emerald Electronic Exchange Member is eligible to become a MIAX Electronic Exchange Member, a MIAX Pearl Market Maker is eligible to become a MIAX Registered Market Maker and a MIAX Pearl Electronic Exchange Member is eligible to become a MIAX Electronic Exchange Member). A holder of a MIAX Emerald or MIAX Pearl trading permit who wishes to apply to the Exchange is not required to complete and submit an Exchange application. Instead only Exchange forms concerning election to trade on the Exchange, submitting to Exchange jurisdiction, and operational matters need be completed and tendered.

(2) **Applicants Not Holding MIAX Emerald or MIAX Pearl Trading Permits.** An applicant not holding a MIAX Emerald or MIAX Pearl trading permit seeking to hold a MIAX Trading Permit ("Applicant") must submit an application to the Exchange in accordance with such procedures as shall be established by the Exchange. In addition, the following shall apply:

(i) Each Applicant shall promptly update the application materials submitted to the Exchange if any of the information provided in these materials becomes inaccurate or incomplete after the date of submission of the application to the Exchange and prior to any approval of the application.

(ii) The Exchange shall investigate each Applicant applying to be a Member (with the exception of any Applicant that was a Member within 9 months prior to the date of receipt of that Applicant's application by the Exchange, and any Applicant that was investigated by the Exchange within 9 months prior to the date of receipt of that Applicant's application by the Exchange). The Exchange may investigate any Applicant that is not required to be investigated pursuant to this paragraph. In connection with an investigation conducted pursuant to this paragraph, the Exchange may (A) conduct a fingerprint based criminal records check of the Applicant and its Responsible

Person; or (B) utilize the results of a fingerprint based criminal records check of the Applicant and its Responsible Person conducted by the Exchange or another self-regulatory organization within the prior year.

(iii) The Exchange may approve an application submitted pursuant to this Rule only if any investigation pursuant to paragraph (ii) above has been completed, and any applicable orientation and/or exam requirements established by the Exchange have been satisfied.

(iv) Each Applicant that submits an application pursuant to paragraph (c) of this Rule shall submit to the Exchange any additional information requested by the Exchange in connection with the Exchange's review of the application and may be required to appear before the Exchange for an in-person interview or interviews.

(v) Upon completion of the application process, the Exchange shall determine whether to approve or disapprove the application, unless there is just cause for delay. One such just cause for delay is when an Applicant is the subject of an inquiry, investigation, or proceeding conducted by a self-regulatory organization or governmental authority that involves the Applicant's fitness to be a Member. In such an instance, the Exchange need not act on any application submitted by that Applicant until the matter has been resolved.

(vi) Written notice of the action regarding an application to become a Member, specifying in the case of disapproval of an application the grounds thereof, shall be provided to the Applicant.

(d) **Membership in Another Registered National Securities Exchange or FINRA**. Every Trading Permit holder must have and maintain membership in another registered national securities exchange other than MIAX Emerald or MIAX Pearl (that is not registered solely under Section 6(g) of the Exchange Act). If such other registered national securities exchange has not been designated by the Commission, pursuant to Rule 17d-1 under the Exchange Act, to examine Members for compliance with financial responsibility rules, then such Applicant must have and maintain a membership in FINRA.

(e) **Rights of Member**. No rights shall be conferred upon a Member except those set forth in the By-Laws or Rules as amended from time to time. A Trading Permit shall not convey any ownership interest in the Exchange. Trading Permits may not be leased and are not transferable except in the event of a change in control or corporate reorganization involving a Member. In such a case, Member status may be transferred to a qualified affiliate or successor upon written notice to the Exchange.

(f) **Fees and Charges for Trading Permits**. Trading Permits shall be subject to such fees and charges as are established by the Exchange from time to time pursuant to Rule 1202 and Rule 1203 and the Exchange Fee Schedule. An organization holding a Trading Permit in its name shall be responsible for paying all fees and charges for that Trading Permit. An individual holding a Trading Permit in his or her name shall be responsible for paying all fees and charges for that Trading Permit.

(g) **Exchange Jurisdiction over Trading Members**. Every Member shall be subject to the regulatory jurisdiction of the Exchange under the Exchange Act and the Rules, including without limitation the Exchange's disciplinary jurisdiction under Chapter X of the Rules.

[Adopted: December 3, 2012; amended June 9, 2014 (SR-MIAX-2014-27); amended May 24, 2019 (SR-MIAX-2019-21); amended March 1, 2021 (SR-MIAX-2021-03); amended March 1, 2021 (SR-MIAX-2020-03); amended April 22, 2021 (SR-MIAX-2021-14)]

Rule 201. Denial of and Conditions to Being a Member

(a) The Exchange shall deny Membership where an Applicant (as defined in Rule 200(c)) has failed a required Membership test.

(b) The Exchange may deny (or may condition) Membership or may prevent a person from becoming associated (or may condition an association) with a Member for the same reasons that the Commission may deny or revoke a broker- dealer registration and for those reasons required or allowed under the Exchange Act.

(c) The Exchange also may deny (or may condition) Membership or may prevent a person from becoming associated (or may condition an association) with a Member when the Applicant:

(1) is a broker-dealer and (i) has a net worth (excluding personal assets) below $25,000 if the applicant is an individual, (ii) has a net worth (excluding personal assets) below $50,000 if the applicant is an organization, (iii) has financial difficulties involving an amount that is more than 5% of the applicant's net worth, or (iv) has a pattern of failure to pay just debts;

(2) is unable satisfactorily to demonstrate a capacity to adhere to all applicable Exchange, Commission, Clearing Corporation, and Federal Reserve Board policies, rules, and regulations, including those concerning record-keeping, reporting, finance, and trading procedures; or

(3) for such other cause as the Exchange reasonably may decide.

(d) The Exchange may determine not to permit a Member or a person associated with a Member to continue in Membership or association with a Member or may condition such continuance as a Member if the Member:

(1) fails to meet any of the qualification requirements for Membership or association after the Membership or association has been approved;

(2) fails to meet any condition placed by the Exchange on such Membership or association; or

(3) violates any agreement with the Exchange.

(e) Any decision made by the Exchange pursuant to paragraphs (a), (b) or (c) this Rule must be consistent with both the provisions of this Rule and the provisions of the Exchange Act.

(f) Any Applicant who has been denied Membership or association with a Member or granted only conditional Membership or association pursuant to paragraph (a), (b) or (c) of this Rule, and any Member or person associated with a Member who is not permitted to continue in Membership or association or whose continuance in Membership or association is conditioned pursuant to paragraph (d) of this Rule, may appeal the Exchange's decision under Chapter XI (Hearings, Review and Arbitration). No determination of the Exchange to discontinue or condition a person's Membership or association with a Member pursuant to paragraph (d) of this Rule shall take effect until the review procedures under Chapter XI (Hearings, Review and Arbitration) have been exhausted or the time for review has expired.

(g) Without prior Commission approval, the Exchange or any entity with which it is affiliated shall not directly or indirectly through one or more intermediaries acquire or maintain an ownership interest in an Exchange Member. In addition, without prior Commission approval, no Member shall be or become affiliated with (1) the Exchange; or (2) any affiliate of the Exchange. Nothing herein shall prohibit a Member from acquiring or holding an equity interest

in (i) Miami International Holdings, Inc. that is permitted by the Certificate of Incorporation of Miami International Holdings, Inc. or (ii) Miami International Securities Exchange, LLC that is permitted by the Amended and Restated Limited Liability Company Agreement of Miami International Securities Exchange, LLC.

(h) Nothing in this Rule shall prohibit any Member from being or becoming an affiliate of the Exchange, or any facility of the Exchange, or an affiliate of any affiliate of the Exchange or any facility of the Exchange solely by reason of any officer, director or partner of such Member being or becoming a Director or Advisory Board member of Miami International Holdings, Inc. or Miami International Securities Exchange, LLC.

[Adopted: December 3, 2012]

Rule 202. Persons Associated with Member

(a) Persons associated with Members shall be bound by the Bylaws and Rules of the Exchange and of the Clearing Corporation. The Exchange may bar a person from becoming or continuing to be associated with a Member if such person does not agree in writing, in a manner and form prescribed by the Exchange, to furnish the Exchange with information with respect to such person's relationship and dealings with the Member, and information reasonably related to such person's other securities business, as may be required by the Exchange, and to permit the examination of its books and records by the Exchange to verify the accuracy of any information so supplied.

(b) Each associated person of a Member that is required to be disclosed on Exchange Act Form BD as a direct owner or executive officer is required to submit to the Exchange pursuant to Rule 200 an application for approval to become associated with the Member in that capacity. No person may become associated with a Member in the capacity of a direct owner or executive that is required to be disclosed on Form BD unless and until the Exchange approves the association.

(c) A claim of any associated person required to be approved by the Exchange pursuant to paragraph (b) of this Rule against the Member with which that person is associated shall be subordinate in right of payment to customers and other Members.

[Adopted: December 3, 2012]

Rule 203. [Reserved]

[Adopted: December 3, 2012; amended December 8, 2015 (SR-MIAX-2015-71); amended September 27, 2018 (SR-MIAX-2018-26); amended January 9, 2020 (SR-MIAX-2019-50)]

Rule 204. Members and Persons Associated with a Member Who Are or Become Subject to a Statutory Disqualification

(a) The Exchange may determine in accordance with the provisions of this Rule not to allow a Member or associated person of a Member to continue being a Member or associated with a Member, or to condition such continuance as a Member or associated person, if the Member or associated person is or becomes subject to a statutory disqualification under the Exchange Act.

(b) If a Member or associated person of a Member who is or becomes subject to a statutory disqualification under the Exchange Act wants to continue being a Member or associated with a Member, the Member or associated person must, within 30 days of becoming subject to a statutory disqualification, submit an application to the Exchange, in a form and manner prescribed by the Exchange, seeking to continue being a Member or associated

with a Member notwithstanding the statutory disqualification. The application shall be accompanied by copies of all documents that are contained in the record of the underlying proceeding that triggered the statutory disqualification. Failure to timely file such an application is a factor that may be taken into consideration by the Exchange in making determinations pursuant to paragraph (c) of this Rule.

(c) Following the receipt of an application submitted pursuant to paragraph (b) of this Rule, or in the event the Exchange becomes aware that a Member or associated person of a Member is subject to a statutory disqualification and has failed to submit an application pursuant to paragraph (b) of this Rule within the required time period, the Exchange shall appoint a panel to conduct a hearing concerning the matter pursuant to the procedure set forth in Chapter XI (Hearings, Review and Arbitration).

(d) Subject to Chapter IX (Summary Suspension) of the Rules, any applicant whose application to become a Member is denied or conditioned, or any person whose association with a Member is denied or conditioned pursuant to paragraph (a), (b) or (c) of Rule 201, and any Member or person associated with a Member who is not permitted pursuant to this Rule to continue as a Member or to be associated with a Member or which continuance as a Member or association is conditioned, may appeal the Exchange's decision under Chapter XI (Hearings, Review and Arbitration) of the Rules.

(e) No determination to discontinue or condition a person as a Member or associated person pursuant to this Rule shall take effect until the review procedures under paragraph (d) of this Rule have been exhausted or the time for review has expired.

Interpretations and Policies:

.01 The Exchange may waive the provisions of this Rule when a proceeding is pending before another self-regulatory organization to determine whether to permit a Member or an associated person of a Member to continue being a Member or associated with the Member notwithstanding a statutory disqualification. In the event the Exchange determines to waive the provisions of this Rule with respect to a Member or associated person, the Exchange shall determine whether it will concur in any Exchange Act Rule 19h-1 filing made by another self-regulatory organization with respect to the Member or associated person.

.02 If a Member or an associated person of a Member is or becomes subject to a statutory disqualification under the Exchange Act, the Member shall immediately provide written notice to the Exchange of the name of the Member or associated person, the associated person's capacity with the Member, and the nature of the statutory disqualification.

.03 In those instances where Exchange Act Rule 19h-1(a)(2) does not require the Exchange to make a notice filing with the Commission to permit an associated person to continue in association with a Member, and where the Exchange intends to grant the associated person's application for continued association, the Exchange may waive the hearing provisions of paragraph (c) above with respect to that associated person.

[Adopted: December 3, 2012]

Rule 205. Dissolution and Liquidation of Members

Every Member shall promptly provide written notice to the Exchange of any adoption of a plan of liquidation or dissolution of the Member and of any actual liquidation or dissolution of the Member. Upon receipt of such a notice, the Member may be suspended in accordance with Chapter IX (Summary Suspension) of the Rules.

[Adopted: December 3, 2012]

Rule 206. Obligations of Terminating Members

Each terminating Member shall promptly (a) make any outstanding filings required under Exchange Rules, and (b) pay any outstanding fees, assessments, charges, fines, or other amounts due to the Exchange, the Commission, or the Securities Investor Protection Corporation. If a Member fails to make all such filings, or to pay all such dues, fees and charges, the Exchange may, notwithstanding the other applicable provisions of this Chapter, delay the effectiveness of the termination until such failures have been remedied.

[Adopted: December 3, 2012]

Rule 207. Responsible Person

Each Member must designate an individual as the Responsible Person (as defined in Rule 100) for the Member. The Responsible Person must be affiliated with the Member.

[Adopted: December 3, 2012]

Rule 208. MIAX Billing System

Every Member must designate a Clearing Member for the payment of the Member's Exchange invoices and vendor invoices for Exchange-related services assessed by the Exchange by means of the Exchange's MIAX Billing System ("MBS"). The designated Clearing Member shall pay to the Exchange on a timely basis the full amount of each monthly Exchange invoice. Such payments shall be drafted by the Exchange against the designated Clearing Member's account at the Clearing Corporation.

[Adopted: December 3, 2012; amended June 9, 2014 (SR-MIAX-2014-27)]

Rule 209. Letter of Guarantee

Each Member shall provide a letter of guarantee for the Member's trading activities on the Exchange from a Clearing Member in a form and manner prescribed by the Exchange.

[Adopted: December 3, 2012]

Rule 210. Sponsored Access to the Exchange

(a) **General**. This Rule governs electronic access for the entry and execution of orders by Sponsored Users with authorized access to the System and the applicable requirements that Sponsored Users and Sponsoring Members are required to satisfy in order to engage in a Sponsoring Member/Sponsored User relationship. For purposes of this Rule, a "Sponsored User" is a person or entity that has entered into a sponsorship arrangement with a Sponsoring Member for purposes of receiving access to the System.

(b) **Sponsored User.** A Sponsored User may obtain and maintain authorized access to the System, only if such access is authorized in advance by one or more Sponsoring Members as follows:

(1) Sponsored Users must enter into a sponsorship arrangement with a "Sponsoring Member," which is defined as a Member that agrees to sponsor the Sponsored User's access to the System. The sponsorship arrangement consists of three separate components:

(i) The Sponsored User must enter into and maintain a customer agreement(s) with its Sponsoring Member(s), establishing a proper relationship(s) and account(s) through which the Sponsored User will be permitted to trade on the System.

(ii) For a Sponsored User to obtain and maintain authorized access to the System, the Sponsored User and its Sponsoring Member must enter into a written agreement that incorporates the following sponsorship provisions:

(A) The Sponsored User and its Sponsoring Member must have entered into and maintained a Sponsored User Agreement with the Exchange.

(B) The Sponsoring Member acknowledges and agrees that:

1. all orders entered by its Sponsored User, any person acting on behalf of such Sponsored User (e.g., employees or agents of the Sponsored User), or any person acting in the name of such Sponsored User (e.g., customers of the Sponsored User) and any executions occurring as a result of such orders are binding in all respects on the Sponsoring Member; and

2. the Sponsoring Member is responsible for any and all actions taken by such Sponsored User and any person acting on behalf of or in the name of such Sponsored User.

(C) The Sponsoring Member agrees that it will be bound by and comply with the Exchange's By-Laws, Rules and procedures, as well as any other equivalent documents pertaining to the System (collectively, the "Exchange Rules"), and the Sponsored User agrees that it will be bound by and comply with the Exchange Rules as if the Sponsored User were a Member.

(D) Both the Sponsoring Member and the Sponsored User will agree to comply with all applicable federal securities laws, rules and regulations in connection with the Sponsoring Member/Sponsored User relationship.

(E) The Sponsored User agrees that it will maintain, keep current and provide to the Sponsoring Member a list of persons who have been granted access to the System on behalf of the Sponsored User ("Authorized Traders").

(F) The Sponsored User agrees that it will familiarize its Authorized Traders with all of the Sponsored User's obligations under this Rule and will assure that they receive appropriate training prior to any use of or access to the System.

(G) The Sponsored User agrees that it will not permit anyone other than Authorized Traders to use or obtain access to the System.

(H) The Sponsored User agrees that it will take reasonable security precautions to prevent unauthorized use of or access to the System, including unauthorized entry of information into the System, or the information and data made available therein. The Sponsored User understands and agrees that it is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of the Sponsored User and any person acting on behalf of or in the name of such Sponsored User, and for the trading and other consequences thereof.

(I) The Sponsored User acknowledges its responsibility for establishing adequate procedures and controls that permit it to effectively monitor use of and access to the System by any person acting on behalf of or in the name of Sponsored User for compliance with the terms of these sponsorship provisions.

(J) The Sponsored User agrees that it will pay when due all amounts, if any, payable to the Sponsoring Member, the Exchange or any other third parties that arise from the Sponsored User's use of or access to the System. Such amounts include, but are not limited to, applicable Exchange and regulatory fees.

(iii) The Sponsored User and Sponsoring Member must provide the Exchange with a Sponsored User Agreement acknowledging and agreeing to the requirements of this Rule, including an acknowledgement by the Sponsoring Member of its responsibility for the orders, executions and actions of its Sponsored User. To the extent the Sponsoring Member is not a clearing firm, the Sponsoring Member's clearing firm, which must be a Member, must provide the Exchange with a Letter of Authorization, which specifically accepts responsibility for the clearance of the Sponsored User's transactions. Upon approval by the Clearing Corporation, if applicable, and filing with the Exchange, an existing Letter of Authorization may be amended to include the Sponsoring Member/Sponsored User relationship. Sponsored User Agreements and Letters of Authorization filed with the Exchange will remain in effect until a written notice of revocation has been filed with the Exchange. If such a written notice of revocation has not been filed with the Exchange at least one hour prior to the opening of trading on the particular business day, such revocation shall not become effective until the close of trading on such day. A revocation shall in no way relieve the Sponsoring Member or, if applicable, the Sponsored Member's clearing firm of responsibility for transactions guaranteed prior to the effective date of the revocation.

(c) **Sponsoring Member.**

(1) Each Sponsoring Member must have an effective process for vetting and approving persons who may obtain access to the System on behalf of its Sponsored Users (*i.e.*, Authorized Traders);

(2) Each Sponsoring Member must maintain an up-to-date list of Authorized Traders and must provide that list to the Exchange upon request; and

(3) Each Sponsoring Member must have reasonable procedures to ensure that Sponsored User and all of its Sponsored Users' Authorized Traders: (i) maintain the physical security of the Exchange and the System, which includes, but is not limited to, the equipment for accessing the facilities of the Exchange and the System, to prevent the unauthorized use or access to the Exchange or the System, including the unauthorized entry of information into

the Exchange or the System, or the information and data made available therein; and (ii) otherwise comply with the Exchange Rules and all applicable federal securities laws, rules and regulations.

(d) If the Exchange determines that a Sponsored User or an Authorized Trader has caused a Sponsoring Member to violate the Exchange Rules or Exchange Act Rule 15c3-5, the Exchange may direct the Sponsoring Member to suspend or withdraw the Sponsored User's status as a Sponsored User or the person's status as an Authorized Trader and, if so directed, the Sponsoring Member must suspend or withdraw such status.

[Adopted: December 3, 2012]

CHAPTER III. BUSINESS CONDUCT

Rule 300. Adherence to Law

No Member shall engage in conduct in violation of the Exchange Act, the By-Laws or the Rules of the Exchange, or the Rules of the Clearing Corporation insofar as they relate to the reporting or clearance of any Exchange Transaction, or any written interpretation thereof. Every Member shall so supervise persons associated with the Member as to assure compliance therewith.

[Adopted: December 3, 2012]

Rule 301. Just and Equitable Principles of Trade

No Member shall engage in acts or practices inconsistent with just and equitable principles of trade. Persons associated with Members shall have the same duties and obligations as Members under the Rules of this Chapter.

Interpretations and Policies:

.01 It will be a violation of Rule 301 for a Member to have a relationship with a third party regarding the disclosure of agency orders. Specifically, a Member may not disclose to a third party information regarding agency orders represented by the Member prior to entering such orders into the System to allow such third party to attempt to execute against the Member's agency orders. A Member's disclosing information regarding agency orders prior to the execution of such orders on the Exchange would provide an inappropriate informational advantage to the third party in violation of Rule 301. For purposes of this paragraph .01, a third party includes any other person or entity, including affiliates of the Member. Nothing in this paragraph is intended to prohibit a Member from soliciting interest to execute against an order it represents as agent (a "solicited order"), the execution of which is governed by Rule 520(c) and Interpretations and Policies .02 to Rule 520.

.02 It may be considered conduct inconsistent with just and equitable principles of trade for any person associated with a Member who has knowledge of all material terms and conditions of:

(a) an order and a solicited order,
(b) an order being facilitated, or
(c) orders being crossed;

the execution of which are imminent, to enter, based on such knowledge, an order to buy or sell an option for the same underlying security as any option that is the subject of the order, or an order to buy or sell the security underlying such class, or an order to buy or sell any related instrument until (1) the terms of the order and any changes in the terms of the order of which the person associated with the Member has knowledge are disclosed to the trading crowd, or (2) the trade can no longer reasonably be considered imminent in view of the passage of time since the order was received. The terms of an order are "disclosed" to the trading crowd on the Exchange when the order is entered into the System.

.03 It shall be considered conduct inconsistent with just and equitable principles of trade and a violation of Rule 301 for a Member to split an order into multiple smaller orders for any purpose other than seeking the best execution of the entire order.

[Adopted: December 3, 2012; amended January 20, 2016 (SR-MIAX-2016-02); amended June 14, 2017 (SR-MIAX-2017-21)]

Rule 302. Rumors

No Member shall circulate, in any manner, rumors of a character which might affect market conditions in any security; provided, however, that this Rule shall not prohibit discussion of unsubstantiated information, so long as its source and unverified nature are disclosed.

[Adopted: December 3, 2012]

Rule 303. Prevention of the Misuse of Material Nonpublic Information

Each Member must establish, maintain and enforce written procedures reasonably designed, taking into consideration the nature of such Member's business, to prevent the misuse of material, non-public information by such Member or persons associated with such Member. Members for whom the Exchange is the Designated Examining Authority ("DEA") that are required to file SEC form X-17A-5 with the Exchange on an annual or more frequent basis must file contemporaneously with the submission for the calendar year end ITSFEA compliance acknowledgements stating that the procedures mandated by this Rule have been established, enforced and maintained. Any Member or associated person of a Member who becomes aware of a possible misuse of material, non-public information must notify the Exchange's Regulatory Department.

Interpretations and Policies:

.01 For purposes of this Rule, conduct constituting the misuse of material, non-public information includes, but is not limited to, the following:

(a) Trading in any securities issued by a corporation, or in any related securities or related options or other derivative securities, while in possession of material, non-public information concerning that issuer; or

(b) Trading in a security or related options or other derivative securities, while in possession of material non-public information concerning imminent transactions in the security or related securities; or

(c) Disclosing to another person or entity any material, non-public information involving a corporation whose shares are publicly traded or an imminent transaction in an underlying security or related securities for the purpose of facilitating the possible misuse of such material, non-public information.

.02 This Rule provides that, at a minimum, each Member establish, maintain, and enforce the following policies and procedures:

(a) All associated persons of the Member must be advised in writing of the prohibition against the misuse of material, non-public information; and

(b) All associated persons of the Member must sign attestations affirming their awareness of, and agreement to abide by the aforementioned prohibitions. These signed attestations must be maintained for at least three years, the first two years in an easily accessible place; and

(c) Each Member must receive and retain copies of trade confirmations and monthly account statements for each account in which an associated person: has a direct or indirect financial interest or makes investment decisions. The activity in such brokerage accounts should be reviewed at least quarterly by the Member for the purpose of detecting the possible misuse of material, non-public information; and

(d) All associated persons must disclose to the Member whether they, or any person in whose account they have a direct or indirect financial interest, or make investment decisions, are an officer, director or 10% shareholder in a company whose shares are publicly traded. Any transaction in the stock (or option thereon) of such company shall be reviewed to determine whether the transaction may have involved a misuse of material non-public information.

Maintenance of the foregoing policies and procedures will not, in all cases, satisfy the requirements and intent of this Rule; the adequacy of each Member's policies and procedures will depend upon the nature of such Member's business.

[Adopted: December 3, 2012; amended June 2, 2014 (SR-MIAX-2014-16)]

Rule 304. Disciplinary Action by Other Organizations

Every Member shall promptly notify the Exchange in writing of any disciplinary action, including the basis therefor, taken by any national securities exchange or registered securities association, clearing corporation, commodity futures market or government regulatory body against the Member or its associated persons, and shall similarly notify the Exchange of any disciplinary action taken by the Member itself against any of its associated persons involving suspension, termination, the withholding of commissions or imposition of fines in excess of $2,500, or any other significant limitation on activities.

[Adopted: December 3, 2012]

Rule 305. Other Restrictions on Members

Whenever the Exchange shall find that a Member has failed to perform on his or its contracts or is insolvent or is in such financial or operational condition or is otherwise conducting business in such a manner that it cannot safely conduct business with customers or creditors or the Exchange, the Exchange may summarily suspend the Member in accordance with Chapter IX (Summary Suspension) or may impose such conditions and restrictions upon the Member as the Exchange considers reasonably necessary for the protection of the Exchange and the customers of such Member.

[Adopted: December 3, 2012]

Rule 306. Significant Business Transactions

(a) Except as provided in paragraph (c) below, a Member that clears Market Maker trades is required to notify the Exchange in writing fifteen (15) days prior to any of the following proposed significant business transactions ("SBT"):

(1) the combination, merger or consolidation between the Member and another person engaged in the business of effecting, executing, clearing or financing transactions in securities or futures products;

(2) the transfer from another person of Market Maker, broker dealer, or customer securities or futures accounts that are significant in size or number to the business of the Member;

(3) the assumption or guarantee by the Member of liabilities of another person engaged in the business of effecting, executing, clearing or financing transactions in securities or futures products, in connection with a direct or indirect acquisition of all or substantially all of the person's assets; or

(4) termination of the Member's clearing business or any material part thereof.

(b) Notification of any of the following SBTs shall be made in writing to the Exchange, not later than five (5) business days from the date on which the SBT becomes effective:

(1) the sale by the Clearing Member of a significant part of its assets to another person;

(2) a change in the identity of any general partner or a change in the beneficial ownership of ten percent (10%) or more of any class of the outstanding stock of any corporate general partner;

(3) a change in the beneficial ownership of twenty percent (20%) or more of any class of the outstanding stock of the Member or the issuance of any capital stock of the Member; or

(4) the acquisition by the Clearing Member of assets of another person that would constitute a "business" that is "significant," as those terms are defined in Section 11-01 of Regulation S-X under the Exchange Act.

(c) A Clearing Member is required to notify the Exchange in writing thirty (30) days prior to a proposed SBT included in paragraph (a) of this Rule, and such SBT shall be subject to the prior approval of the Exchange, if the Member's Market Maker clearance activities exceed, or would exceed as a result of the proposed SBT, any of the following parameters:

(1) fifteen percent (15%) of cleared Exchange Market Maker contract volume for the most recent three (3) months;

(2) an average of fifteen percent (15%) of the number of Exchange Market Makers as of each month and for the most recent three (3) months; or

(3) twenty-five percent (25%) of Exchange Market Maker gross deductions (haircuts) defined by Rule 15c3-1(a)(6) or (c)(2)(x) under the Exchange Act carried by the Clearing Member in relation to the aggregate of such haircuts carried by all other Clearing Members for any month end within the most recent three (3) months.

(d) An SBT that comes within paragraph (c) of this Rule may be disapproved or conditioned within the thirty (30) day period if the Exchange determines that such SBT has the potential to threaten the financial or operational integrity of Market Maker transactions. In making this determination, the Exchange may consider, among other relevant matters, the following:

(1) The effect of the proposed SBT on the capital size and structure of the resulting Clearing Member(s), the potential for financial failure and the consequences of any such failure on the Exchange market as a whole, and the potential for increased or decreased operational efficiencies arising from the proposed transaction;

(2) The effect of the proposed SBT upon overall concentration of Market Makers, including a comparison of the following measures before and after the proposed transaction:

(i) proportion of Exchange Market Maker contract volume cleared;

(ii) proportion of Exchange Market Makers cleared; and

(iii) proportion of Market Maker gross deductions (haircuts) as defined by Rule 15c3-1(a)(6) or (c)(2)(x) under the Exchange Act carried by the Clearing Member(s) in relation to the aggregate of such deductions carried by other Members that clear Market Maker transactions;

and

(3) The regulatory history of the affected Members, specifically as it may indicate a tendency to financial or operational weakness.

(e) Transactions that come within paragraph (c) of this Rule shall be reviewed according to the following procedures:

(1) A Member must provide promptly, in writing, all information reasonably requested by the Exchange. Any information disclosed by Members pursuant to the requirements of this Rule shall be kept confidential by the Exchange until such information is otherwise publicly disclosed and shall be used only for purposes of reviewing the proposal;

(2) If the Exchange determines, prior to the expiration of the thirty (30) day period, that a proposed SBT may be approved without conditions, the Exchange shall promptly so advise the Member;

(3) All decisions to disapprove or condition a proposed SBT or to impose extraordinary requirements shall be in writing, shall include a statement setting forth the grounds for the decision, and the Member shall be promptly notified of any such decisions by the Exchange;

(4) Notwithstanding any other provisions of the Rules, the Member may appeal a decision to disapprove or condition a proposed SBT directly to the Board by filing an application for review with the Secretary of the Exchange within fifteen (15) days of the date of service of the decision. Appeal to the Board shall be the exclusive method of reviewing such a decision;

(5) An appeal to the Board of a decision to disapprove or condition a proposed SBT shall not operate as a stay of that decision during the pendency of the appeal; and

(6) The Exchange shall file notice with the SEC in accordance with the provisions of Section 19(d)(1) of the Exchange Act of all final decisions to disapprove or condition a proposed SBT.

(f) The Exchange may impose additional financial and/or operational requirements on a Member that clears Market Maker trades at any time when it determines that the Member's continuance in business without such requirements has the potential to threaten the financial or operational integrity of Market Maker transactions.

(g) The provisions of this Rule do not preclude summary Exchange action under Rule 305, under Chapter IX (Summary Suspension) or other Exchange action pursuant to the Rules.

(h) The Exchange, upon approval by the Chief Regulatory Officer, may exempt a Member from the requirements of this Rule, either generally or in respect of specific types of transactions, based on the limited proportion of Market Maker trades on the Exchange that are cleared by the Member or on the limited importance that the clearing of Market Maker trades bears to the total business of the Member.

[Adopted: December 3, 2012]

Rule 307. Position Limits

(a) Except in accordance with Rule 308 or with the prior permission of the President or his designee, to be confirmed in writing, no Member shall make, for any account in which it has an interest or for the account of any customer, an opening transaction on any exchange if the Member has reason to believe that as a result of such transaction the Member or its customer would, acting alone or in concert with others, directly or indirectly:

(1) control (as defined in paragraph (f) below) an aggregate position in an option contract traded on the Exchange in excess of 25,000 or 50,000 or 75,000 or 200,000 or 250,000 option contracts (whether long or short) of the put type and the call type on the same side of the market respecting the same underlying security, combining for purposes of this position limit long positions in put options with short positions in call options, and short positions in put options with long positions in call options, or such other number of option contracts as may be fixed from time to time by the Exchange as the position limit for one or more classes or series of options; or

(2) exceed the applicable position limit fixed from time to time by another exchange for an option contract not traded on the Exchange, when the Member is not a member of the other exchange on which the transaction was effected.

(b) Should a Member have reason to believe that a position in any account in which it has an interest or for the account of any customer is in excess of the applicable limit, such Member shall promptly take the action necessary to bring the position into compliance.

(c) Reasonable notice shall be given of each new position limit fixed by the Exchange.

(d) Limits shall be determined in the following manner:

(1) A 25,000 contract limit applies to those options having an underlying security that does not meet the requirements for a higher option contract limit.

(2) To be eligible for the 50,000 contract limit, either the most recent six (6) month trading volume of the underlying security must have totaled at least twenty (20) million shares, or the most recent six (6) month trading volume of the underlying security must have totaled at least fifteen (15) million shares and the underlying security must have at least forty (40) million shares currently outstanding.

(3) To be eligible for the 75,000 contract limit, either the most recent six (6) month trading volume of the underlying security must have totaled at least forty (40) million shares or the most recent six (6) month trading volume of the underlying security must have totaled at least thirty (30) million shares and the underlying security must have at least 120 million shares currently outstanding.

(4) To be eligible for the 200,000 contract limit, either the most recent six (6) month trading volume of the underlying security must have totaled at least eighty (80) million shares or the most recent six (6) month trading

volume of the underlying security must have totaled at least sixty (60) million shares and the underlying security must have at least 240 million shares currently outstanding.

(5) To be eligible for the 250,000 contract limit, either the most recent six (6) month trading volume of the underlying security must have totaled at least 100 million shares or the most recent six (6) month trading volume of the underlying security must have totaled at least seventy-five (75) million shares and the underlying security must have at least 300 million shares currently outstanding.

(e) Every six (6) months, the Exchange will review the status of underlying securities to determine which limit should apply. A higher limit will be effective on the date set by the Exchange, while any change to a lower limit will take effect after the last expiration then trading, unless the requirement for the same or a higher limit is met at the time of the intervening six (6) month review. If, however, subsequent to a six (6) month review, an increase in volume and/or outstanding shares would make a stock eligible for a higher position limit prior to the next review, the Exchange in its discretion may immediately increase such position limit.

(f) Control exists under this Rule 307 when it is determined that an individual or entity makes investment decisions for an account or accounts, or materially influences directly or indirectly the actions of any person who makes investment decisions.

(1) Control will be presumed in the following circumstances, and will be presumed to continue until determined otherwise pursuant to paragraph (f)(2) below:

(i) among all parties to a joint account who have authority to act on behalf of the account.

(ii) among all general partners to a partnership account.

(iii) when an individual or entity holds an ownership interest of ten percent (10%) or more in an entity (ownership interest of less than ten percent (10%) will not preclude aggregation), or shares in ten percent (10%) or more of profits and losses of an account.

(iv) when accounts have common directors or management.

(v) where a person has the authority to execute transactions in an account.

(2) Control, presumed by one or more of the above findings or circumstances, can be rebutted by proving that the factor does not exist or by showing other factors which negate the presumption of control. The rebuttal proof must be submitted by affidavit and/or such other documentary evidence as may be appropriate in the circumstances. The Exchange will also consider the following factors in determining if aggregation of accounts is required:

(i) similar patterns of trading activity among separate entities.

(ii) the sharing of kindred business purposes and interests.

(iii) whether there is common supervision of the entities which extends beyond assuring adherence to each entity's investment objectives and/ or restrictions.

(3) Initial determinations under this paragraph (f) shall be made by the Regulatory Division. The initial determination may be reviewed by the President or his designee, based upon a report by the Regulatory Division. A Member or customer directly affected by such a determination may ask the President or his designee to reconsider,

but may not request any other review or appeal except in the context of a disciplinary proceeding. The decision to grant non-aggregation under this paragraph (f) shall not be retroactive.

Interpretations and Policies:

.01 The position limits applicable to option contracts on the securities listed in the chart below are as follows:

Security Underlying Option	Position Limit
SPDR® Dow Jones® Industrial Average℠ ETF Trust ("DIA")	300,000 contracts
SPDR® S&P 500® ETF Trust ("SPY")	3,600,000 contracts
iShares® Russell 2000 ETF ("IWM")	1,000,000 contracts
iShares® MSCI Emerging Markets ETF ("EEM")	1,000,000 contracts
Invesco QQQ Trust℠ ("QQQ")	1,800,000 contracts
iShares® China Large-Cap ETF ("FXI")	1,000,000 contracts
iShares® MSCI EAFE ETF ("EFA")	1,000,000 contracts
iShares® MSCI Brazil ETF ("EWZ")	500,000 contracts
iShares® 20+ Year Treasury Bond ETF ("TLT")	500,000 contracts
iShares® MSCI Japan ETF ("EWJ")	500,000 contracts
iShares® iBoxx® $ High Yield Corporate Bond ETF ("HYG")	500,000 contracts
Financial Select Sector SPDR® Fund ("XLF")	500,000 contracts
iShares® iBoxx® $ Investment Grade Corporate Bond ETF ("LQD")	500,000 contracts
VanEck Vectors Gold Miners ETF ("GDX")	500,000 contracts

.02 Whenever the Exchange determines that a higher margin requirement is warranted in light of the risks associated with an under-hedged options position, the Exchange may impose additional margin upon the account maintaining such under-hedged position, pursuant to its authority under Rule 1503(b). The Clearing Member carrying the account will be subject to capital charges under SEC Rule 15c3-1 to the extent of any margin deficiency resulting from the higher margin requirements.

.03 For purposes of determining compliance with the position limits under this Rule 307, ten mini-option contracts (as permitted under Rule 404.08) shall equal one standard contract overlying 100 shares.

[Adopted: December 3, 2012; amended March 4, 2013 (SR-MIAX-2013-06); amended April 16, 2013 (SR-MIAX-2013-17); amended November 26, 2013 (SR-MIAX-2013-53); amended December 11, 2014 (SR-MIAX-2014-64); amended July 10, 2015 (SR-MIAX-2015-46); amended June 10, 2016 (SR-MIAX-2016-17); amended June 20, 2017 (SR-MIAX-2017-30); amended March 8, 2018 (SR-MIAX-2018-10); amended June 25, 2018 (SR-MIAX-2018-11); amended May 8, 2020 (SR-MIAX-2020-10); amended December 3, 2021 (SR-MIAX-2021-61)]

Rule 308. Exemptions from Position Limits

(a) **Equity Hedge Exemption**. The following qualified hedging transactions and positions described in paragraphs (1) through (5) and (7) below shall be exempt from established position limits as prescribed under Rule 307(d). Hedge transactions and positions established pursuant to paragraphs six (6) and eight (8) below are subject to a position limit equal to five (5) times the standard limit established under Rule 307(d). The equity hedge exemption is in addition to the standard limit and other exemptions available under Rules.

(1) Where each option contract is "hedged" or "covered" by 100 shares of the underlying security or securities convertible into such underlying security, or, in the case of an adjusted option contract, the same number of shares

represented by the adjusted contract; (i) long call and short stock; (ii) short call and long stock; (iii) long put and long stock; (iv) short put and short stock.

(2) A long call position accompanied by a short put position, where the long call expires with the short put, and the strike price of the long call and short put is equal, and where each long call and short put position is hedged with 100 shares (or other adjusted number of shares) of the underlying security or securities convertible into such stock ("reverse conversion").

(3) A short call position accompanied by a long put position where the short call expires with the long put, and the strike price of the short call and long put is equal, and where each short call and long put position is hedged with 100 shares (or other adjusted number of shares) of the underlying security or securities convertible into such stock ("conversion").

(4) A short call position accompanied by a long put position, where the short call expires with the long put, and the strike price of the short call equals or exceeds the long put, and where each short call and long put position is hedged with 100 shares of the underlying security (or other adjusted number of shares). Neither side of the short call, long put position can be in-the-money at the time the position is established ("collar").

(5) A long call position accompanied by a short put position where the long call expires with the short put and the strike price of the long call equals or exceeds the short put and where each long call and short put position is hedged with 100 shares of the underlying security (or other adjusted number of shares). Neither side of the long call, short put position can be in-the-money at the time the position is established ("reverse collar").

(6) A long call position accompanied by a short put position with the same strike price and a short call position accompanied by a long put position with a different strike price ("box spread").

(7) An equity option position is delta neutral, subject to the following:

(i) The term "delta neutral" refers to an equity options position that is hedged, in accordance with a permitted pricing model as defined in paragraph (iii) below, by a position in the underlying security or one or more instruments relating to the underlying security, for the purpose of offsetting the risk that the value of the options position will change with incremental changes in the price of the security underlying the option position.

(ii) An equity options position of a Member or non-Member affiliate of a Member that is delta neutral shall be exempt from established position limits. An equity options position that is not delta neutral shall be subject to position limits in accordance with Rule 307 (subject to the availability of other position limit exemptions). Only the option contract equivalent of the net delta of such position shall be subject to the appropriate position limit. The "option contract equivalent of the net delta" is the net delta divided by the number of shares underlying the option contract. The term "net delta" means, at any time, the number of shares (either long or short) required to offset the risk that the value of an equity option position will change with incremental changes in the price of the security underlying the option position, as determined in accordance with a permitted pricing model.

(iii) A "permitted pricing model" means:

(A) A pricing model maintained and operated by the Options Clearing Corporation ("OCC Model");

(B) A pricing model maintained and used by a Member subject to consolidated supervision by the SEC pursuant to Appendix E of SEC Rule 15c3-1, or by an affiliate that is part of such Member's consolidated

supervised holding company group, in accordance with its internal risk management control system and consistent with the requirements of Appendices E or G, as applicable, to SEC Rule 15c3-1 and SEC Rule 15c3-4 under the Exchange Act, as amended from time to time, in connection with the calculation of risk-based deductions from capital or capital allowances for market risk thereunder, provided that the Member or affiliate of a Member relying on this exemption in connection with the use of such model is an entity that is part of such Member's consolidated supervised holding company group;

(C) A pricing model maintained and used by a financial holding company or a company treated as a financial holding company under the Bank Holding Company Act of 1956, or by an affiliate that is part of either such company's consolidated supervised holding company group, in accordance with its internal risk management control system and consistent with:

1. the requirements of the Board of Governors of the Federal Reserve System, as amended from time to time, in connection with the calculation of risk based adjustments to capital for market risk under capital requirements of the Board of Governors of the Federal Reserve System, provided that the Member or affiliate of a Member relying on this exemption in connection with the use of such model is an entity that is part of such company's consolidated supervised holding company group; or

2. the standards published by the Basel Committee on Banking Supervision, as amended from time to time and as implemented by such company's principal regulator, in connection with the calculation of risk-based deductions or adjustments to or allowances for the market risk capital requirements of such principal regulator applicable to such company – where "principal regulator" means a member of the Basel Committee on Banking Supervision that is the home country consolidated supervisor of such company – provided that the Member or affiliate of a Member relying on this exemption in connection with the use of such model is an entity that is part of such company's consolidated supervised holding company group.

(D) A pricing model maintained and used by an OTC derivatives dealer registered with the SEC pursuant to SEC Rule 15c3-1(a)(5) in accordance with its internal risk management control system and consistent with the requirements of Appendix F to SEC Rule 15c3-1 and SEC Rule 15c3-4 under the Exchange Act, as amended from time to time, in connection with the calculation of risk-based deductions from capital for market risk thereunder, provided that only such OTC derivatives dealer and no other affiliated entity (including a Member) may rely on this subparagraph (D); or

(E) A pricing model used by a national bank under the National Bank Act maintained and used in accordance with its internal risk management control system and consistent with the requirements of the Office of the Comptroller of the Currency, as amended from time to time, in connection with the calculation of risk-based adjustments to capital for market risk under capital requirements of the Office of the Comptroller of the Currency, provided that only such national bank and no other affiliated entity (including a Member) may rely on this subparagraph (E).

(iv) **Effect on Aggregation of Account Positions**.

(A) Members and non-Member affiliates who rely on this exemption must ensure that the permitted pricing model is applied to all positions in or relating to the security underlying the relevant option position that are owned or controlled by such Member or non-Member affiliate.

(B) Notwithstanding subparagraph (iv)(A), the net delta of an option position held by an entity entitled to rely on this exemption, or by a separate and distinct trading unit of such entity, may be calculated

without regard to positions in or relating to the security underlying the option position held by an affiliated entity or by another trading unit within the same entity, provided that:

1. the entity demonstrates to the Exchange's satisfaction that no control relationship, as defined in Rule 307(f), exists between such affiliates or trading units; and

2. the entity has provided the Exchange written notice in advance that it intends to be considered separate and distinct from any affiliate or, as applicable, which trading units within the entity are to be considered separate and distinct from each other for purposes of this exemption.

(C) Notwithstanding subparagraph (iv)(A) or (iv)(B), a Member or non-Member affiliate who relies on this exemption shall designate, by prior written notice to the Exchange, each trading unit or entity whose option positions are required under Rules to be aggregated with the option positions of such Member or non-Member affiliate that is relying on this exemption for purposes of compliance with Exchange position limits or exercise limits. In any such case:

1. the permitted pricing model shall be applied, for purposes of calculating such Member's or affiliate's net delta, only to the positions in or relating to the security underlying any relevant option position owned and controlled by those entities and trading units who are relying on this exemption; and

2. the net delta of the positions owned or controlled by the entities and trading units who are relying on this exemption shall be aggregated with the nonexempt option positions of all other entities and trading units whose options positions are required under Rules to be aggregated with the option positions of such Member or affiliate.

(v) **Obligations of Members and Affiliates**.

(A) A Member that relies on this exemption for a proprietary equity options position:

1. must provide a written certification to the Exchange that it is using a permitted pricing model pursuant to subparagraph (iii) above; and

2. by such reliance authorizes any other person carrying for such Member an account including, or with whom such Member has entered into, a position in or relating to a security underlying the relevant option position to provide to the Exchange or the Clearing Corporation such information regarding such account or position as the Exchange or Clearing Corporation may request as part of the Exchange's confirmation or verification of the accuracy of any net delta calculation under this exemption.

(B) The equity option positions of a non-Member relying on this exemption must be carried by a Member with which it is affiliated.

(C) A Member carrying an account that includes an equity option position for a non-Member affiliate that intends to rely on this exemption must obtain from such non-Member:

1. a written certification to the Exchange that it is using a permitted pricing model pursuant to subparagraph (iii) above; and

2. a written statement confirming that such non-Member affiliate:

a. is relying on this exemption;

b. will use only a permitted pricing model for purposes of calculating the net delta of its option positions for purposes of this exemption;

c. will promptly notify the Member if it ceases to rely on this exemption;

d. authorizes the Member to provide to the Exchange or the Clearing Corporation such information regarding positions of the non-Member affiliate as the Exchange or Clearing Corporation may request as part of the Exchange's confirmation or verification of the accuracy of any net delta calculation under this exemption; and

e. if the non-Member affiliate is using the OCC Model, has duly executed and delivered to the Exchange such documents as the Exchange may require to be executed and delivered to the Exchange as a condition to reliance on this exemption.

(vi) **Reporting**. Each Member that holds or carries an account that relies on this exemption shall report, in accordance with Rule 310, all equity option positions (including those that are delta neutral) that are reportable thereunder. Each such Member on its own behalf or on behalf of a designated aggregation unit pursuant to Rule 308(a)(7)(iv) shall also report, in accordance with Rule 310, for each such account that holds an equity option position subject to this exemption in excess of the levels specified in this Rule 308, the net delta and the option contract equivalent of the net delta of such position.

(vii) **Records**. Each Member relying on this exemption shall:

(A) retain, and undertake reasonable efforts to ensure that any non-Member affiliate of the Member relying on this exemption retains, a list of the options, securities and other instruments underlying each option position net delta calculation reported to the Exchange hereunder, and

(B) produce such information to the Exchange upon request.

(8) A listed option position hedged on a one-for-one basis with an over-the-counter (“OTC”) option position on the same underlying security. The strike price of the listed option position and corresponding OTC option position must be within one strike of each other and no more than one expiration month apart.

(9) For those strategies described under (2), (3), (4), and (5) above, one component of the option strategy can be an OTC option contract guaranteed or endorsed by the firm maintaining the proprietary position or carrying the customer account.

(10) An OTC option contract is defined as an option contract that is not listed on a National Securities Exchange or cleared at the Options Clearing Corporation.

(b) **Market Maker Exemption**. The provisions set forth below apply only to Market Makers seeking an exemption to the standard position limits in all options traded on the Exchange for the purpose of assuring that there is sufficient depth and liquidity in the marketplace, and not to confer a right upon the Market Maker applying for an exemption.

(1) In light of the procedural safeguards, the purpose of this exemption process, and the prohibition against the granting of retroactive exemptions, decisions granting or denying exemptions are not subject to review under Chapter XI (Hearings, Review and Arbitration) of the Rules.

(2) An exemption may be granted for the purpose of maintaining a fair and orderly market in the options on a given underlying security.

(3) Generally, an exemption will be granted only to a Market Maker who has requested an exemption, who is appointed to the options class in which the exemption is requested pursuant to Rule 602, whose positions are near the current position limit and who is significant in terms of daily volume. The positions must generally be within ten percent (10%) of the limits contained in Rule 307 for equity options and narrow-based index options, and twenty percent (20%) of those limits for broad-based index options.

(4) If an exemption is granted, it will be effective at the time the decision is communicated, and retroactive exemptions will not be granted.

(5) The size and length of an exemption will be determined on a case by case basis; however, an exemption usually will be granted until the nearest expiration. The exemption may specify the extent to which the resulting position may be carried in options in one or more expiration cycles.

(6) Procedures for Market Makers nearing the limits due to general market conditions:

(i) A request for an exemption from the established position and exercise limits must be in writing and must state the specific reasons why an exemption should be granted.

(ii) The request should be submitted to the Exchange no later than 1:00 p.m. for same-day review.

(iii) Review of the request will be conducted informally, i.e., the Exchange may receive information in such manner as is most effective, in its discretion, to ascertain whether an exemption is necessary to maintain depth and liquidity in the market.

(iv) The Exchange will communicate the exemption decision to the requesting Market Maker and his or its Clearing Member as soon as possible, generally on the day following review.

(7) Requests for instant exemptions may be made for extraordinary situations, such as when there is an order imbalance or a Market Maker is near the limits intraday. Following immediate review of the situation, the Exchange will decide whether an exemption is warranted.

(8) **Exemptions Granted by Other Options Exchanges.** A Market Maker may rely upon any available exemptions from applicable position limits granted from time to time by another options exchange for any options contract traded on the Exchange provided that such Market Maker:

(i) provides the Exchange with a copy of any written exemption issued by another options exchange or a written description of any exemption issued by another options exchange other than in writing containing sufficient detail for Exchange regulatory staff to verify the validity of that exemption with the issuing options exchange, and

(ii) fulfills all conditions precedent for such exemption and complies at all times with the requirements of such exemption with respect to the Market Maker's trading on the Exchange.

(c) **Firm Facilitation Exemption**. To the extent that the following procedures and criteria are satisfied, a Member may receive and maintain for its proprietary account an exemption ("facilitation exemption") from the applicable

standard position limit in non-multiply-listed options traded on the Exchange for the purpose of facilitating, pursuant to the provisions of Rule 520(b), (1) orders for its own Public Customer (one that will have the resulting position carried with the firm) or (2) orders received from or on behalf of a Public Customer for execution only against the Member firm's proprietary account.

(i) The Member must receive approval from the Exchange prior to executing facilitating trades.

(ii) The facilitation exemption shall be granted to the Member owning or controlling the account in which the exempt options positions are held. For purposes of this paragraph (c), control shall be determined in accordance with the provision of Rule 307(f).

(iii) Exchange approval may be given on the basis of verbal representations, in which event the Member shall, within a period of time to be designated by the Exchange, furnish the appropriate forms and documentation substantiating the basis for the exemption. The approval for the facilitation exemption will specify the maximum number of contracts that may be exempt under this paragraph (c). In no event may the aggregate exempted position under this paragraph (c) exceed twice the applicable standard limit.

(iv) The facilitation exemption is in addition to the standard limit and other exemptions available under these Rules. A Member so approved is hereinafter referred to as a "facilitation firm."

(v) The facilitation firm must provide all information required by the Exchange on approved forms and keep such information current. The facilitation firm shall promptly provide to the Exchange any information or documents requested concerning the exempted options positions and the positions hedging them.

(vi) The facilitation firm shall comply with the following provisions regarding the execution of its Public Customer Order and its own facilitating order:

(A) neither order may be contingent on a "fill-or-kill" instruction.

(B) the orders must be executed pursuant to Rule 520(b).

(vii) To remain qualified, a facilitation firm must, within five (5) business days after the execution of a facilitation exemption order, hedge all exempt options positions that have not previously been liquidated, and furnish the Exchange with documentation reflecting the resulting hedging positions.

(viii) The facilitation firm shall:

(A) liquidate and establish its Public Customer's and its own options and stock positions or their equivalent in an orderly fashion, and not in a manner calculated to cause unreasonable price fluctuations or unwarranted price changes; and not initiate or liquidate its Public Customer's or its own stock position or its equivalent with an equivalent index options position with a view toward taking advantage of any differential in price between a group of securities and an overlying stock index option.

(B) promptly notify the Exchange of any material change in the exempted options position or the hedge.

(C) not increase the exempted options position once it is closed unless approval is received again pursuant to a reapplication under this paragraph (c).

(ix) Violation of any of these provisions, absent reasonable justification or excuse, shall result in withdrawal of the facilitation exemption and may form the basis for subsequent denial of an application for a facilitation exemption hereunder.

[Adopted: December 3, 2012; amended June 14, 2017 (SR-MIAX-2017-21); amended September 27, 2017 (SR-MIAX-2017-39)]

Rule 309. Exercise Limits

(a) Except with the prior permission of the President or his designee, to be confirmed in writing, no Member shall exercise, for any account in which it has an interest or for the account of any customer, a long position in any option contract where such Member or customer, acting alone or in concert with others, directly or indirectly, has or will have:

(1) exercised within any five (5) consecutive business days aggregate long positions in any class of options traded on the Exchange in excess of 25,000 or 50,000 or 75,000 or 200,000 or 250,000 option contracts or such other number of option contracts as may be fixed from time to time by the Exchange as the exercise limit for that class of options; or

(2) exceeded the applicable exercise limit fixed from time to time by another exchange for an options class not traded on the Exchange, when the Member is not a member of the other exchange which lists the options class.

(b) Reasonable notice shall be given of each new exercise limit fixed by the Exchange by posting notice thereof by the Exchange.

(c) Limits shall be determined in the manner described in Rule 307.

(d) For a Member that has been granted an exemption to position limits pursuant to Rule 308(a), the number of contracts which can be exercised over a five (5) business day period shall equal the Member's exempted position.

Interpretations and Policies:

.01 The exercise limits applicable to option contracts on the securities listed in the chart below are as follows:

Security Underlying Option	Exercise Limit
SPDR® Dow Jones® Industrial Average℠ ETF Trust ("DIA")	300,000 contracts
SPDR® S&P 500® ETF Trust ("SPY")	3,600,000 contracts
iShares® Russell 2000 ETF ("IWM")	1,000,000 contracts
iShares® MSCI Emerging Markets ETF ("EEM")	1,000,000 contracts
Invesco QQQ Trust℠ ("QQQ")	1,800,000 contracts
iShares® China Large-Cap ETF ("FXI")	1,000,000 contracts
iShares® MSCI EAFE ETF ("EFA")	1,000,000 contracts
iShares® MSCI Brazil ETF ("EWZ")	500,000 contracts
iShares® 20+ Year Treasury Bond ETF ("TLT")	500,000 contracts
iShares® MSCI Japan ETF ("EWJ")	500,000 contracts
iShares® iBoxx® $ High Yield Corporate Bond ETF ("HYG")	500,000 contracts
Financial Select Sector SPDR® Fund ("XLF")	500,000 contracts
iShares® iBoxx® $ Investment Grade Corporate Bond ETF ("LQD")	500,000 contracts
VanEck Vectors Gold Miners ETF ("GDX")	500,000 contracts

[Adopted: December 3, 2012; amended April 16, 2013 (SR-MIAX-2013-17); amended November 26, 2013 (SR-MIAX-2013-53); amended December 11, 2014 (SR-MIAX-2014-64); amended July 10, 2015 (SR-MIAX-2015-46); amended June 10, 2016 (SR-MIAX-2016-17); amended June 20, 2017 (SR-MIAX-2017-30); amended March 8, 2018 (SR-MIAX-2018-10); amended June 25, 2018 (SR-MIAX-2018-11); amended May 8, 2020 (SR-MIAX-2020-10); amended December 3, 2021 (SR-MIAX-2021-61)]

Rule 310. Reports Related to Position Limits

(a) Each Member shall file with the Exchange the name, address and social security or tax identification number of any customer, as well as any Member, any general or special partner of the Member, any officer or director of the Member or any participant, as such, in any joint, group or syndicate account with the Member or with any partner, officer or director thereof, who, on the previous business day held aggregate long or short positions of 200 or more option contracts of any single class of options traded on the Exchange. The report shall indicate for each such class of option contracts the number of option contracts comprising each such position and, in case of short positions, whether covered or uncovered.

(b) Electronic Exchange Members that maintain an end of day position in excess of 10,000 non-FLEX equity option contracts on the same side of the market on behalf of its own account or for the account of a customer, shall report whether such position is hedged and provide documentation as to how such position is hedged. This report is required at the time the subject account exceeds the 10,000 contract threshold and thereafter, for customer accounts, when the position increases by 2,500 contracts and for proprietary accounts when the position increases by 5,000 contracts.

(c) In addition to the reports required by paragraph (a) and (b) of this Rule, each Member shall report promptly to the Exchange any instance in which the Member has reason to believe that a person included in paragraph (a), acting alone or in concert with others, has exceeded or is attempting to exceed the position limits established pursuant to Rule 307.

Interpretations and Policies:

.01 For purposes of calculating the aggregate long or short position under paragraph (a) above, Members shall combine (i) long positions in put options with short positions in call options, and (ii) short positions in put options with long positions in call options.

[Adopted: December 3, 2012]

Rule 311. Liquidation Positions

(a) Whenever the Exchange shall find that a person or group of persons acting in concert holds or controls, or is obligated in respect of, an aggregate position (whether long or short) in all option contracts or one or more classes or series traded on the Exchange in excess of the applicable position limit established pursuant to Rule 307, it may order all Members carrying a position in option contracts of such classes or series for such person or persons to liquidate such positions as expeditiously as possible, consistent with the maintenance of a fair and orderly market.

(b) Whenever such an order is given, no Member shall accept any order to purchase, sell or exercise any option contract for the account of the person or persons named in the order, unless and until the Exchange expressly approves such person or persons for options transactions.

[Adopted: December 3, 2012]

Rule 312. Limit on Outstanding Uncovered Short Positions

(a) Whenever it is determined from the reports of uncovered short positions submitted pursuant to Rule 801 (Reports of Uncovered Short Positions), viewed in light of current market conditions in options and in underlying securities, that there are outstanding an excessive number of uncovered short positions in option contracts of a given class traded on the Exchange or that an excessively high percentage of outstanding short positions in option contracts of a given class traded on the Exchange are uncovered, the Board or a committee or Exchange official designated by the Board may determine to prohibit Members from any further opening writing transactions on any exchange in option contracts of that class unless the resulting short position will be covered, and it may prohibit the uncovering of any existing covered short positions in one or more series of options of that class, as it deems appropriate in the interest of maintaining a fair and orderly market in option contracts or in underlying securities.

(b) The Board or a committee or Exchange official designated by the Board may exempt transactions of Market Makers from restrictions imposed under this Rule. Such restrictions shall be rescinded upon a determination that they are no longer appropriate.

[Adopted: December 3, 2012]

Rule 313. Other Restrictions on Options Transactions and Exercises

(a) The Exchange may impose such restrictions on transactions or exercises in one or more series of options of any class traded on the Exchange as the Exchange in its judgment deems advisable in the interests of maintaining a fair and orderly market in option contracts or in underlying securities, or otherwise deems advisable in the public interest or for the protection of investors.

(1) During the effectiveness of such restrictions, no Member shall, for any account in which it has an interest or for the account of any customer, engage in any transaction or exercise in contravention of such restrictions.

(2) Notwithstanding the foregoing, during the ten (10) business days prior to the expiration date of a given series of options, other than index options, no restriction on exercise under this Rule may be in effect with respect to that series of options. With respect to index options, restrictions on exercise may be in effect until the opening of business on the last business day before the expiration date.

(3) Exercises of American-style, cash-settled index options shall be prohibited during any time when trading in such options is delayed, halted, or suspended, subject to the following exceptions:

(i) The exercise of an American-style, cash-settled index option may be processed and given effect in accordance with and subject to the Rules of the Clearing Corporation while trading in the option is delayed, halted, or suspended if it can be documented, in a form prescribed by the Exchange, that the decision to exercise the option was made during allowable time frames prior to the delay, halt, or suspension;

(ii) Exercises of expiring American-style, cash-settled index options shall not be prohibited on the last business day prior to their expiration;

(iii) Exercises of American-style, cash-settled index options shall not be prohibited during a trading halt that occurs at or after 4:00 p.m. Eastern time. In the event of such a trading halt, exercises may occur through 4:20 p.m. Eastern time. In addition, if trading resumes following such a trading halt (such as by closing rotation), exercises may occur during the resumption of trading and for five (5) minutes after the close of the resumption of

trading. The provisions of this subparagraph (a)(3)(iii) are subject to the authority of the Exchange to impose restrictions on transactions and exercises pursuant to paragraph (a) of this Rule; and

(iv) The Exchange may determine to permit the exercise of American-style, cash-settled index options while trading in such options is delayed, halted, or suspended.

(b) Whenever the issuer of a security underlying a call option traded on the Exchange is engaged or proposes to engage in a public underwritten distribution ("public distribution") of such underlying security or securities exchangeable for or convertible into such underlying security, the underwriters may request that the Exchange impose restrictions upon all opening writing transactions in such options at a "discount" where the resulting short position will be uncovered ("uncovered opening writing transactions").

(1) In addition to a request, the following conditions are necessary for the imposition of restrictions:

(i) less than a majority of the securities to be publicly distributed in such distribution are being sold by existing security holders;

(ii) the underwriters agree to notify the Exchange upon the termination of their stabilization activities; and

(iii) the underwriters initiate stabilization activities in such underlying security on a national securities exchange when the price of such security is either at a "minus" or "zero minus" tick.

(2) Upon receipt of such a request and determination that the conditions contained in paragraph (b)(1) are met, the Exchange shall impose the requested restrictions as promptly as possible but no earlier than fifteen (15) minutes after Members shall have been notified and shall terminate such restrictions upon request of the underwriters or when the Exchange otherwise discovers that stabilizing transactions by the underwriters has been terminated.

(3) For purposes of this paragraph (b), an uncovered opening writing transaction in a call option will be deemed to be effected at a "discount" when the premium in such transaction is either:

(i) in the case of a distribution of the underlying security not involving the issuance of rights and in the case of a distribution of securities exchangeable for or convertible into the underlying security, less than the amount by which the underwriters' stabilization bid for the underlying security exceeds the exercise price of such option; or

(ii) in the case of a distribution being offered pursuant to rights, less than the amount by which the underwriters' stabilization bid in the underlying security at the subscription price exceeds the exercise price of such option.

[Adopted: December 3, 2012; amended September 27, 2017 (SR-MIAX-2017-39)]

Rule 314. Mandatory Systems Testing

(a) Each Member that the Exchange designates as required to participate in a system test must conduct or participate in the testing of its computer systems to ascertain the compatibility of such systems with the Exchange's Systems in the manner and frequency prescribed by the Exchange. The Exchange will designate Members as required to participate in a system test based on:

(1) the category of Membership (Lead Market Maker, Registered Market Maker and Electronic Exchange Member);

(2) the computer system(s) the Member uses; and

(3) the manner in which the Member connects to the Exchange. The Exchange will give Members reasonable notice of any mandatory systems test, which notice will specify the nature of the test and Members' obligations in participating in the test.

(b) Every Member required by the Exchange to conduct or participate in testing of computer systems shall provide to the Exchange such reports relating to the testing as the Exchange may prescribe. Members shall maintain adequate documentation of tests required by this Rule and results of such testing for examination by the Exchange.

(c) A Member or Member organization that is subject to this Rule and that fails to conduct or participate in the tests, fails to file the required reports, or fails to maintain the required documentation, may be subject to disciplinary action pursuant to the Exchange's Rules.

[Adopted: December 3, 2012]

Rule 315. Anti-Money Laundering Compliance Program

Each Member shall develop and implement a written anti-money laundering program reasonably designed to achieve and monitor the Member's compliance with the requirements of the Bank Secrecy Act (31 U.S.C. 5311, et seq.) and the implementing regulations promulgated thereunder by the Department of the Treasury. Each Member's anti-money laundering program must be approved, in writing, by a member of senior management. The anti-money laundering programs required by this Rule shall, at a minimum:

(a) Establish and implement policies and procedures that can be reasonably expected to detect and cause the reporting of transactions required under 31 U.S.C. 5318(g) and the implementing regulations thereunder;

(b) Establish and implement policies, procedures, and internal controls reasonably designed to achieve compliance with the Bank Secrecy Act and the implementing regulations thereunder;

(c) Provide for annual (on a calendar year basis) independent testing for compliance to be conducted by the Member's personnel or by a qualified outside party, unless the Member does not execute transactions for customers or otherwise hold customer accounts or act as an introducing broker with respect to customer accounts (e.g., engages solely in proprietary trading or conducts business only with other broker-dealers), in which case such "independent testing" is required every two years (on a calendar-year basis);

(d) Designate and identify to the Exchange (by name, title, mailing address, e-mail address, telephone number, and facsimile number) an individual or individuals responsible for implementing and monitoring the day-to-day operations and internal controls of the program (such individual or individuals must be an associated person of the Member) and provide prompt notification to the Exchange regarding any change in such designation(s);

(e) Provide ongoing training for appropriate personnel; and

(f) Include appropriate risk-based procedures for conducting ongoing customer due diligence, to include, but not be limited to:

(1) Understanding the nature and purpose of customer relationships for the purpose of developing a customer risk profile; and

(2) Conducting ongoing monitoring to identify and report suspicious transactions and, on a risk basis, to maintain and update customer information. For purposes of this subparagraph (f)(2), customer information shall include information regarding the beneficial owners of legal entity customers (as defined in 31 CFR 1010.230(e)).

Interpretations and Policies:

.01 **Independent Testing Requirements**

(a) All members should undertake more frequent testing than required if circumstances warrant.

(b) Independent testing, pursuant to Rule 315(c), must be conducted by a designated person with a working knowledge of applicable requirements under the Bank Secrecy Act and its implementing regulations.

(c) Independent testing may not be conducted by:

(1) a person who performs the functions being tested,

(2) the designated anti-money laundering compliance person, or

(3) a person who reports to a person described in either subparagraphs (1) or (2) above.

.02 **Review of Anti-Money Laundering Compliance Person Information**

Each member must identify, review, and, if necessary, update the information regarding its anti-money laundering compliance person designated pursuant to Rule 315(d) in the manner prescribed by NASD Rule 1160.

[Adopted: December 3, 2012; amended June 2, 2014 (SR-MIAX-2014-16); amended January 21, 2020 (SR-MIAX-2019-52)]

Rule 316. Sharing of Offices and Wire Connections

No Member, without the prior written consent of the Exchange, shall establish or maintain wire connections or office sharing arrangements with other Members or with non-member broker-dealers.

[Adopted: December 3, 2012]

Rule 317. False Statements

No Member, person associated with a Member or applicant to become a Member shall make any false statements or misrepresentations in any application, report or other communication to the Exchange, and no Member or person associated with a Member shall make any false statement or misrepresentation to the Clearing Corporation with respect to the reporting or clearance of any Exchange Transaction or adjust any position at the Clearing Corporation in any class of options traded on the Exchange except for the purpose of correcting a bona fide error in recording or transferring the position to another account.

[Adopted: December 3, 2012]

Rule 318. Manipulation

(a) No Member shall effect or induce the purchase, sale or exercise of any security for the purpose of creating or inducing a false, misleading, or artificial appearance of activity in such security or in the underlying security, or for the purpose of unduly or improperly influencing the market price of such security or of the underlying security or for the purpose of making a price which does not reflect the true state of the market in such security or in the underlying security.

(b) No Member or any other person or organization subject to the jurisdiction of the Exchange shall directly or indirectly participate in or have any interest in the profit of a manipulative operation or knowingly manage or finance a manipulative operation. For the purposes of this paragraph but without limitation:

(1) any pool, syndicate or joint account, whether in corporate form or otherwise, organized or used intentionally for the purposes of unfairly influencing the market price of any security by means of options or otherwise and for the purpose of making a profit thereby, shall be deemed to be a manipulative operation.

(2) the soliciting of subscriptions to any such pool, syndicate or joint account shall be deemed to be managing a manipulative operation.

(3) the carrying on margin of either a “long” or a “short” position in securities for, or the advancing of credit through loans of money or of securities to, any such pool syndicate or joint account shall be deemed to be financing a manipulative operation.

[Adopted: December 3, 2012]

Rule 319. Forwarding of Proxy and Other Issuer-Related Materials

(a) A Member when so requested by an issuer and upon being furnished with: (1) sufficient copies of proxy material, annual reports, information statements or other material required by law to be sent to security holders periodically, and (2) satisfactory assurance that it will be reimbursed by such issuer for all out-of-pocket expenses, including reasonable clerical expenses, shall transmit promptly to each beneficial owner of securities (or the beneficial owner’s designated investment adviser) of such issuer which are in its possession and control and registered in a name other than the name of the beneficial owner all such material furnished. In the event of a proxy solicitation, such material shall include a signed proxy indicating the number of shares held for such beneficial owner and bearing a symbol identifying the proxy with proxy records maintained by the Member, and a letter informing the beneficial owner (or the beneficial owner's designated investment adviser) of the time limit and necessity for completing the proxy form and forwarding it to the person soliciting proxies prior to the expiration of the time limit in order for the shares to be represented at the meeting. A Member shall furnish a copy of the symbols to the person soliciting the proxies and shall also retain a copy thereof pursuant to the provisions of Exchange Act Rule 17a-4. This paragraph shall not apply to beneficial owners residing outside of the United States of America though Members may voluntarily comply with the provisions hereof in respect of such persons if they so desire.

(b) No Member shall give a proxy to vote stock that is registered in its name, unless: (i) such Member is the beneficial owner of such stock; (ii) such proxy is given pursuant to the written instructions of the beneficial owner; or (iii) such proxy is given pursuant to the rules of any national securities exchange or association of which it is a member provided that the records of the Member clearly indicate the procedure it is following.

(c) Notwithstanding the foregoing, a Member that is not the beneficial owner of a security registered under Section 12 of the Exchange Act is prohibited from granting a proxy to vote the security in connection with a shareholder vote on the election of a member of the board of directors of an issuer (except for a vote with respect to uncontested election of a member of the board of directors of any investment company registered under the Investment Company Act of 1940), executive compensation, or any other significant matter, as determined by the Commission, by rule, unless the beneficial owner of the security has instructed the Member to vote the proxy in accordance with the voting instructions of the beneficial owner.

(d) Notwithstanding the foregoing, a Member may give a proxy to vote any stock registered in its name if such Member holds such stock as executor, administrator, guardian, trustee, or in a similar representative or fiduciary capacity with authority to vote. A Member that has in its possession or within its control stock registered in the name of another Member and that desires to transmit signed proxies pursuant to the provisions of paragraph (a) of this Rule, shall obtain the requisite number of signed proxies from such holder of record. Notwithstanding the foregoing: (1) any Member designated by a named Employee Retirement Income Security Act of 1974 (as amended) ("ERISA") Plan fiduciary as the investment manager of stock held as assets of the ERISA Plan may vote the proxies in accordance with the ERISA Plan fiduciary responsibilities if the ERISA Plan expressly grants discretion to the investment manager to manage, acquire, or dispose of any plan asset and has not expressly reserved the proxy voting right for the named ERISA Plan fiduciary; and (2) any designated investment adviser may vote such proxies.

Interpretations and Policies:

.01 For purposes of this Rule, the term "designated investment adviser" is a person registered under the Investment Advisers Act of 1940, or registered as an investment adviser under the laws of a state, who exercises investment discretion pursuant to an advisory contract for the beneficial owner and is designated in writing by the beneficial owner to receive proxy and related materials and vote the proxy, and to receive annual reports and other material sent to security holders.

(a) For purposes of this Rule, the term "state" shall have the meaning given to such term in Section 202(a)(19) of the Investment Advisers Act (as the same may be amended from time to time).

(b) The written designation must be signed by the beneficial owner; be addressed to the Member; and include the name of the designated investment adviser.

(c) Members that receive such a written designation from a beneficial owner must ensure that the designated investment adviser is registered with the SEC pursuant to the Investment Advisers Act, or with a state as an investment adviser under the laws of such state, and that the investment adviser is exercising investment discretion over the customer's account pursuant to an advisory contract to vote proxies and/or to receive proxy soliciting material, annual reports and other material. Members must keep records substantiating this information.

(d) Beneficial owners have an unqualified right at any time to rescind designation of the investment adviser to receive materials and to vote proxies. The rescission must be in writing and submitted to the Member.

[Adopted: January 24, 2013 (SR-MIAX-2013-02); amended June 2, 2014 (SR-MIAX-2014-16)]

Rule 320. Trading Ahead of Research Reports

(a) No Member shall establish, increase, decrease or liquidate an inventory position in a security or a derivative of such security based on non-public advance knowledge of the content or timing of a research report in that security.

(b) Members must establish, maintain and enforce policies and procedures reasonably designed to restrict or limit the information flow between research department personnel, or other persons with knowledge of the content or timing of a research report, and trading department personnel, so as to prevent trading department personnel from utilizing non-public advance knowledge of the issuance or content of a research report for the benefit of the Member or any other person.

[Adopted: June 2, 2014 (SR-MIAX-2014-16)]

Rule 321. Business Continuity and Disaster Recovery Plans Testing Requirements for Designated Members

(a) Pursuant to Regulation Systems Compliance and Integrity ("Regulation SCI"), 17 CFR 242.1000 et seq. and with respect to the Exchange's business continuity and disaster recovery plans, including its disaster recovery systems, the Exchange is required to establish standards for the designation of Members that the Exchange reasonably determines are, taken as a whole, the minimum necessary for the maintenance of fair and orderly markets in the event of the activation of such plans. The Exchange has established standards and will designate Members according to those standards as set forth below. All Members are permitted to connect to the Exchange's disaster recovery systems and to participate in testing of such systems.

(b) Certain Members are required to connect to the Exchange's disaster recovery systems and participate in functional and performance testing as announced by the Exchange, which shall occur at least once every 12 months. The following Members must participate in mandatory testing of the Exchange's disaster recovery systems: Members that have been determined by the Exchange to contribute a meaningful percentage of the Exchange's overall volume.

Interpretations and Policies:
.01 For purposes of identifying Members that contribute a meaningful percentage of the Exchange's overall volume ("meaningful percentage"), the Exchange will measure volume executed on the Exchange during a calendar quarter determined by the Exchange (the "measurement quarter") and published in a circular distributed to Members. The meaningful percentage will be determined by the Exchange and will be published in a circular distributed to Members. The meaningful percentage applicable in any measurement quarter will be published in advance of such measurement quarter and will not apply retroactively to any measurement quarter completed or in progress. The Exchange will also individually notify all Members that will be subject to paragraph (b) based on the meaningful percentage following the completion of the measurement quarter.

[Adopted: October 21, 2015 (SR-MIAX-2015-61)]

Rule 322. Disruptive Quoting and Trading Activity Prohibited

(a) No Member shall engage in or facilitate disruptive quoting and trading activity on the Exchange, as described in subsections (1) and (2) of this Rule, including acting in concert with other persons to effect such activity.

(1) For purposes of this Rule, disruptive quoting and trading activity shall include a frequent pattern in which the following facts are present:

(i) Disruptive Quoting and Trading Activity Type 1:

(A) a party enters multiple limit orders on one side of the market at various price levels (the "Displayed Orders"); and

(B) following the entry of the Displayed Orders, the level of supply and demand for the security changes; and

(C) the party enters one or more orders on the opposite side of the market of the Displayed Orders (the “Contra-Side Orders”) that are subsequently executed; and

(D) following the execution of the Contra-Side Orders, the party cancels the Displayed Orders.

(ii) Disruptive Quoting and Trading Activity Type 2:

(A) a party narrows the spread for a security by placing an order inside the NBBO; and

(B) the party then submits an order on the opposite side of the market that executes against another market participant that joined the new inside market established by the order described in paragraph (ii)(A).

(2) **Applicability**. For purposes of this Rule, disruptive quoting and trading activity shall include a frequent pattern in which the facts listed above are present. Unless otherwise indicated, the order of the events indicating the pattern does not modify the applicability of the Rule. Further, disruptive quoting and trading activity includes a pattern or practice in which all of the quoting and trading activity is conducted on the Exchange as well as a pattern or practice in which some portion of the quoting or trading activity is conducted on the Exchange and the other portion of the quoting or trading activity is conducted on one or more other exchanges.

[Adopted: November 21, 2016 (SR-MIAX-2016-40)]

CHAPTER IV. OPTION CONTRACTS TRADED ON THE EXCHANGE

Rule 400. Designation of Securities

The Exchange trades option contracts, each of which is designated by reference to the issuer of the underlying security, expiration month or expiration date, exercise price and type (put or call).

[Adopted: December 3, 2012]

Rule 401. Rights and Obligations of Holders and Writers

The rights and obligations of holders and writers shall be set forth in the Rules of the Clearing Corporation.

[Adopted: December 3, 2012]

Rule 402. Criteria for Underlying Securities

(a) Underlying securities with respect to which put or call option contracts are approved for listing and trading on the Exchange must meet the following criteria:

(1) the security must be registered and be an “NMS stock” as defined in Rule 600 of Regulation NMS under the Exchange Act; and

(2) the security shall be characterized by a substantial number of outstanding shares that are widely held and actively traded.

(b) In addition, the Exchange shall from time to time establish guidelines to be considered in evaluating potential underlying securities for Exchange options transactions. There are many relevant factors which must be considered in arriving at such a determination, and the fact that a particular security may meet the guidelines established by the Exchange does not necessarily mean that it will be selected as an underlying security. Further, in exceptional circumstances an underlying security may be selected by the Exchange even though it does not meet all of the guidelines. The Exchange may also give consideration to maintaining diversity among various industries and issuers in selecting underlying securities. Notwithstanding the foregoing, however, absent exceptional circumstances, an underlying security will not be selected unless:

(1) There are a minimum of seven (7) million shares of the underlying security which are owned by persons other than those required to report their stock holdings under Section 16(a) of the Exchange Act.

(2) There are a minimum of 2,000 holders of the underlying security.

(3) The issuer is in compliance with any applicable requirements of the Exchange Act.

(4) Trading volume (in all markets in which the underlying security is traded) has been at least 2,400,000 shares in the preceding twelve (12) months.

(5) Either:

(i) If the underlying security is a "covered security" as defined under Section 18(b)(1)(A) of the Securities Act of 1933 (the "Securities Act"), the market price per share of the underlying security has been at least $3.00 for the previous three (3) consecutive business days preceding the date on which the Exchange submits a certificate to the Clearing Corporation for listing and trading, as measured by the closing price reported in the primary market in which the underlying security is traded; or

(ii) If the underlying security is not a "covered security," the market price per share of the underlying security has been at least $7.50 for the majority of business days during the three (3) calendar months preceding the date of selection, as measured by the lowest closing price reported in any market in which the underlying security traded on each of the subject days.

(6) Notwithstanding the requirements set forth in paragraphs (1), (2), (4) and (5) above, the Exchange may list and trade an option contract if:

(i) the underlying security meets the guidelines for continued approval in Rule 403; and

(ii) options on such underlying security are traded on at least one other registered national securities exchange.

(c) **Securities of Restructured Companies.**

(1) **Definitions.** The following definitions shall apply to the provisions of this paragraph (c):

(i) "**Restructuring Transaction**" refers to a spin-off, reorganization, recapitalization, restructuring or similar corporate transaction.

(ii) "**Restructure Security**" refers to an equity security that a company issues, or anticipates issuing, as the result of a Restructuring Transaction of the company.

(iii) "**Original Equity Security**" refers to a company's equity security that is issued and outstanding prior to the effective date of a Restructuring Transaction of the company.

(iv) "**Relevant Percentage**" refers to either:

(A) twenty-five percent (25%), when the applicable measure determined with respect to the Original Equity Security or the business it represents includes the business represented by the Restructure Security; or

(B) thirty-three and one-third percent (33-1/3%), when the applicable measure determined with respect to the Original Equity Security or the business it represents excludes the business represented by the Restructure Security.

(2) **"Share" and "Number of Shareholder" Guidelines**. In determining whether a Restructure Security satisfies the share guideline set forth in Rule 402(b)(1) (the "Share Guideline") or the number of holders guideline set forth in Rule 402(b)(2) (the "Number of Shareholders Guideline"), the Exchange may rely upon the facts and circumstances that it expects to exist on the option's intended listing date, rather than on the date on which the Exchange selects for options trading the underlying Restructure Security.

(i) The Exchange may assume that:

(A) both the "Share" and "Number of Shareholders" Guidelines are satisfied if, on the option's intended listing date, the Exchange expects no fewer than forty (40) million shares of the Restructure Security to be issued and outstanding; and

(B) either such Guideline is satisfied if, on the option's intended listing day, the Exchange expects the Restructure Security to be listed on an exchange or automatic quotation system that has, and is subject to, an initial listing requirement that is no less stringent than the Guideline in question.

(ii) The Exchange may not rely on any such assumption, however, if a reasonable Exchange investigation or that of another exchange demonstrates that either the Share Guideline or Number of Shareholders Guideline will not in fact be satisfied on an option's intended listing date.

(iii) In addition, in the case of a Restructuring Transaction in which the shares of a Restructure Security are issued or distributed to the holders of shares of an Original Equity Security, the Exchange may determine that either the Share Guideline or the Number of Shareholders Guideline is satisfied based upon the Exchange's knowledge of the outstanding shares or number of shareholders of the Original Equity Security.

(3) **"Trading Volume" Guideline**. In determining whether a Restructure Security that is issued or distributed to the holders of shares of an Original Equity Security (but not a Restructure Security that is issued pursuant to a public offering or rights distribution) satisfies the trading volume guideline set forth in Rule 402(b)(4) (the "Trading Volume Guideline"), the Exchange may consider the trading volume history of the Original Equity Security prior to the "ex-date" of the Restructuring Transaction if the Restructure Security satisfies the "Substantiality Test" set forth in subparagraph (c)(5) below.

(4) **"Market Price" Guideline.** In determining whether a Restructure Security satisfies the market price history guideline set forth in Rule 402(b)(5) (the "Market Price Guideline"), the Exchange may consider the market price history of the Original Equity Security prior to the "ex-date" of the Restructuring Transaction if:

(i) the Restructure Security satisfies the "Substantiality Test" set forth in subparagraph (c)(5) below.

(ii) in the case of the application of the Market Price Guideline to a Restructure Security that is distributed pursuant to a public offering or a rights distribution:

(A) the Restructure Security trades "regular way" on an exchange or automatic quotation system for at least the five (5) trading days immediately preceding the date of selection; and

(B) at the close of trading on each trading day on which the Restructure Security trades "regular way" prior to the date of selection, and the opening of trading on the date of selection, the market price of the Restructure Security was at least $7.50, or, if the Restructure Security is a "covered security," as defined in Rule 402(b)(5)(i), the market price of the Restructure Security was at least $3.00.

(5) **The "Substantiality Test"**. A Restructure Security satisfies the "Substantiality Test" if:

(i) the Restructure Security has an aggregate market value of at least $500 million; or

(ii) at least one of the following conditions is met:

(A) the aggregate market value of the Restructure Security equals or exceeds the Relevant Percentage of the aggregate market value of the Original Equity Security;

(B) the aggregate book value of the assets attributed to the business represented by the Restructure Security equals or exceeds both $50 million and the Relevant Percentage of the aggregate book value of the assets attributed to the business represented by the Original Equity Security; or

(C) the revenues attributed to the business represented by the Restructure Security equals or exceeds both $50 million and the Relevant Percentage of the revenues attributed to the business represented by the Original Equity Security.

(6) A Restructure Security's aggregate market value may be determined from "when issued" prices, if available.

(7) In calculating comparative aggregate market values for the purpose of assessing whether a Restructure Security qualifies to underlie an option, the Exchange shall use the Restructure Security's closing price on its primary market on the last business day prior to the selection date or the Restructure Security's opening price on its primary market on the selection date and shall use the corresponding closing or opening price of the related Original Equity Security.

(8) In calculating comparative asset values and revenues, the Exchange shall use (i) the issuer's latest annual financial statements or (ii) the issuer's most recently available interim financial statements (so long as such interim financial statements cover a period of not less than three months), whichever are more recent. Those financial statements may be audited or unaudited and may be pro forma.

(9) Except in the case of a Restructure Security that is distributed pursuant to a public offering or rights distribution, the Exchange may not rely upon the trading volume or market price history of an Original Equity Security as this paragraph (c) permits for any trading day unless it relies upon both of those measures for that trading day.

(10) Once the Exchange commences to rely upon a Restructure Security's trading volume and market price history for any trading day, the Exchange may not rely upon the trading volume and market price history of the security's related Original Equity Security for any trading day thereafter.

(11) **"When Issued" Trading Prohibited**. The Exchange shall not list for trading option contracts that overlie a Restructure Security that is not yet issued and outstanding, regardless of whether the Restructure Security is trading on a "when issued" basis or on another basis that is contingent upon the issuance or distribution of shares.

(d) In considering underlying securities, the Exchange shall ordinarily rely on information made publicly available by the issuer and/or the markets in which the security is traded.

(e) The word "security" shall be broadly interpreted to mean any equity security, as defined in Rule 3a11-1 under the Exchange Act, which is appropriate for options trading, and the word "shares" shall mean the unit of trading of such security.

(f) Securities deemed appropriate for options trading shall include nonconvertible preferred stock issues and American Depositary Receipts ("ADRs") if they meet the criteria and guidelines set forth in this Rule 402 and if, in the case of ADRs:

(1) the Exchange has in place an effective surveillance sharing agreement with the primary exchange in the home country where the security underlying the ADR is traded; or

(2) the combined trading volume of the ADR and other related ADRs and securities (as defined below) occurring in the U.S. ADR market or in markets with which the Exchange has in place an effective surveillance sharing agreement represents (on a share equivalent basis) at least fifty percent (50%) of the combined worldwide trading volume in the ADR, the security underlying the ADR, other classes of common stock related to the underlying security, and ADRs overlying such other stock (together "other related ADRs and securities") over the three month period preceding the date of selection of the ADR for options trading; or

(3) (i) the combined trading volume of the ADR and other related ADRs and securities occurring in the U.S. ADR market and in markets where the Exchange has in place an effective surveillance sharing agreement, represents (on a share equivalent basis) at least twenty percent (20%) of the combined worldwide trading volume in the ADR and in other related ADRs and securities over the three month period preceding the date of selection of the ADR for options trading, (ii) the average daily trading volume for the security in the U.S. markets over the three (3) months preceding the selection of the ADR for options trading is 100,000 or more shares, and (iii) the trading volume is at least 60,000 shares per day in U.S. markets on a majority of the trading days for the three (3) months preceding the date of selection of the ADR for options trading ("Daily Trading Volume Standard"); or

(4) the SEC otherwise authorizes the listing.

(g) Securities deemed appropriate for options trading shall include shares issued by registered closed-end management investment companies that invest in the securities of issuers based in one or more foreign countries ("International Funds") if they meet the criteria and guidelines set forth in this Rule 402 and either:

(1) the Exchange has a market information sharing agreement with the primary home exchange for each of the securities held by the fund; or

(2) the International Fund is classified as a diversified company as that term is defined by section 5(b) of the Investment Company Act of 1940, as amended, and the securities held by the fund are issued by issuers based in five or more countries.

(h) A "market information sharing agreement" for purposes of this Rule is an agreement that would permit the Exchange to obtain trading information relating to the securities held by the fund including the identity of the member of the foreign exchange executing a trade. International Fund shares not meeting criteria of paragraph (i) shall be deemed appropriate for options trading if the SEC specifically authorizes the listing.

(i) Securities deemed appropriate for options trading shall include shares or other securities ("Exchange-Traded Fund Shares") that are traded on a national securities exchange and are defined as an "NMS stock" under Rule 600 of Regulation NMS, and that:

(1) represent interests in registered investment companies (or series thereof) organized as open-end management investment companies, unit investment trusts or similar entities that hold portfolios of securities and/or financial instruments ("Funds"), including, but not limited to, stock index futures contracts, options on futures, options on securities and indices, equity caps, collars and floors, swap agreements, forward contracts, repurchase agreements and reverse repurchase agreements (the "Financial Instruments"), and money market instruments, including, but not limited to, U.S. government securities and repurchase agreements (the "Money Market Instruments") comprising or otherwise based on or representing investments in broad-based indexes or portfolios of securities and/or Financial Instruments and Money Market Instruments (or that hold securities in one or more other

registered investment companies that themselves hold such portfolios of securities and/or Financial Instruments and Money Market Instruments);

(2) represent interests in a trust or similar entity that holds a specified non-U.S. currency or currencies deposited with the trust which when aggregated in some specified minimum number may be surrendered to the trust or similar entity by the beneficial owner to receive the specified non-U.S. currency or currencies and pays the beneficial owner interest and other distributions on the deposited non-U.S. currency or currencies, if any, declared and paid by the trust ("Currency Trust Shares");

(3) represent commodity pool interests principally engaged, directly or indirectly, in holding and/or managing portfolios or baskets of securities, commodity futures contracts, options on commodity futures contracts, swaps, forward contracts and/or options on physical commodities and/or non-U.S. currency ("Commodity Pool ETFs");

(4) are issued by the SPDR® Gold Trust or the iShares COMEX Gold Trust or the iShares Silver Trust or the ETFS Silver Trust or the ETFS Gold Trust or the ETFS Palladium Trust or the ETFS Platinum Trust or the Sprott Physical Gold Trust; or

(5) represent an interest in a registered investment company ("Investment Company") organized as an open-end management company or similar entity, that invests in a portfolio of securities selected by the Investment Company's investment adviser consistent with the Investment Company's investment objectives and policies, which is issued in a specified aggregate minimum number in return for a deposit of a specified portfolio of securities and/or a cash amount with a value equal to the next determined net asset value ("NAV"), and when aggregated in the same specified minimum number, may be redeemed at a holder's request, which holder will be paid a specified portfolio of securities and/or cash with a value equal to the next determined NAV ("Managed Fund Share"); provided that all of the following conditions are met:

(i) the Exchange-Traded Fund Shares either:

(A) meet the criteria and guidelines set forth in paragraphs (a) and (b) above; or

(B) the Exchange-Traded Fund Shares are available for creation or redemption each business day from or through the issuing trust, investment company, commodity pool or other entity in cash or in kind at a price related to net asset value, and the issuer is obligated to issue Exchange-Traded Fund Shares in a specified aggregate number even if some or all of the investment assets and/or cash required to be deposited have not been received by the issuer, subject to the condition that the person obligated to deposit the investment assets has undertaken to deliver them as soon as possible and such undertaking is secured by the delivery and maintenance of collateral consisting of cash or cash equivalents satisfactory to the issuer of the Exchange-Traded Fund Shares, all as described in the Exchange-Traded Fund Shares' prospectus; and

(C) For Commodity Pool ETFs that engage in holding and/or managing portfolios or baskets commodity futures contracts, options on commodity futures contracts, swaps, forward contracts, options on physical commodities, options on non-U.S. currency and/or securities, the Exchange has entered into a comprehensive surveillance sharing agreement with the marketplace or marketplaces with last sale reporting that represent(s) the highest volume in such commodity futures contracts and/or options on commodity futures contracts on the specified commodities or non-U.S. currency, which are utilized by the national securities exchange where the underlying Commodity Pool ETFs are listed and traded.

(ii) the Exchange-Traded Fund Shares meet the following criteria:

(A) are listed pursuant to generic listing standards for series of portfolio depositary receipts and index fund shares based on international or global indexes under which a comprehensive surveillance agreement is not required; or

(B) (1) any non-U.S. component securities of an index or portfolio of securities on which the Exchange-Traded Fund Shares are based that are not subject to comprehensive surveillance agreements do not in the aggregate represent more than 50% of the weight of the index or portfolio;

(2) component securities of an index or portfolio of securities on which the Exchange-Traded Fund Shares are based for which the primary market is in any one country that is not subject to a comprehensive surveillance agreement do not represent 20% or more of the weight of the index;

(3) component securities of an index or portfolio of securities on which the Exchange-Traded Fund Shares are based for which the primary market is in any two countries that are not subject to comprehensive surveillance agreements do not represent 33% or more of the weight of the index; and

(4) For Currency Trust Shares, the Exchange has entered into an appropriate comprehensive surveillance sharing agreement with the marketplace or marketplaces with last sale reporting that represent(s) the highest volume in derivatives (options or futures) on the specified non-U.S. currency or currencies, which are utilized by the national securities exchange where the underlying Currency Trust Shares are listed and traded.

(j) Securities deemed appropriate for options trading shall include shares or other securities ("Trust Issued Receipts") that are principally traded on a national securities exchange or through the facilities of a national securities association and reported as a national market security, and that represent ownership of the specific deposited securities held by a trust, provided:

(1) the Trust Issued Receipts (i) meet the criteria and guidelines for underlying securities set forth in paragraph (b) to this Rule; or (ii) must be available for issuance or cancellation each business day from the Trust in exchange for the underlying deposited securities; and

(2) not more than 20% of the weight of the Trust Issued Receipt is represented by ADRs on securities for which the primary market is not subject to a comprehensive surveillance agreement.

(k) (1) Securities deemed appropriate for options trading shall include shares or other securities ("Equity Index-Linked Securities," "Commodity-Linked Securities," "Currency-Linked Securities," "Fixed Income Index-Linked Securities," "Futures-Linked Securities," and "Multifactor Index-Linked Securities," collectively known as "Index-Linked Securities") that are principally traded on a national securities exchange and an "NMS Stock" (as defined in Rule 600 of Regulation NMS under the Securities Exchange Act of 1934), and represent ownership of a security that provides for the payment at maturity, as described below:

(i) Equity Index-Linked Securities are securities that provide for the payment at maturity of a cash amount based on the performance of an underlying index or indexes of equity securities ("Equity Reference Asset");

(ii) Commodity-Linked Securities are securities that provide for the payment at maturity of a cash amount based on the performance of one or more physical commodities or commodity futures, options on

commodities, or other commodity derivatives or Commodity-Based Trust Shares or a basket or index of any of the foregoing ("Commodity Reference Asset");

(iii) Currency-Linked Securities are securities that provide for the payment at maturity of a cash amount based on the performance of one or more currencies, or options on currencies or currency futures or other currency derivatives or Currency Trust Shares (as defined in Rule 402(h)), or a basket or index of any of the foregoing ("Currency Reference Asset");

(iv) Fixed Income Index-Linked Securities are securities that provide for the payment at maturity of a cash amount based on the performance of one or more notes, bonds, debentures or evidence of indebtedness that include, but are not limited to, U.S. Department of Treasury securities ("Treasury Securities"), government-sponsored entity securities ("GSE Securities"), municipal securities, trust preferred securities, supranational debt and debt of a foreign country or a subdivision thereof or a basket or index of any of the foregoing ("Fixed Income Reference Asset");

(v) Futures-Linked Securities are securities that provide for the payment at maturity of a cash amount based on the performance of an index of (A) futures on Treasury Securities, GSE Securities, supranational debt and debt of a foreign country or a subdivision thereof, or options or other derivatives on any of the foregoing; (B) interest rate futures or options or derivatives on the foregoing in this subparagraph (B); or (C) CBOE Volatility Index (VIX) Futures ("Futures Reference Asset"); and

(vi) Multifactor Index-Linked Securities are securities that provide for the payment at maturity of a cash amount based on the performance or the leveraged (multiple or inverse) performance of any combination of two or more Equity Reference Assets, Commodity Reference Assets, Currency Reference Assets, Fixed Income Reference Assets, or Futures Reference Assets ("Multifactor Reference Asset").

(2) For purposes of this Rule 402(k), Equity Reference Assets, Commodity Reference Asset, Currency Reference Assets, Fixed Income Reference Assets, Futures Reference Assets together with Multifactor Reference Assets, collectively will be referred to as "Reference Assets."

(3) (i) The Index-Linked Securities must meet the criteria and guidelines for underlying securities set forth in Rule 402(b); or

(ii) the Index-Linked Securities must be redeemable at the option of the holder at least on a weekly basis through the issuer at a price related to the applicable underlying Reference Asset. In addition, the issuing company is obligated to issue or repurchase the securities in aggregation units for cash, or cash equivalents, satisfactory to the issuer of Index-Linked Securities which underlie the option as described in the Index-Linked Securities prospectus.

(4) The Exchange will implement surveillance procedures for options on Index-Linked Securities, including adequate comprehensive surveillance sharing agreements with markets trading in non-U.S. components, as applicable.

[Adopted: December 3, 2012; amended November 26, 2013 (SR-MIAX-2013-55); amended March 13, 2015 (SR-MIAX-2015-04); amended February 22, 2018 (SR-MIAX-2018-06); amended May 24, 2019 (SR-MIAX-2019-21); amended October 25, 2021 (SR-MIAX-2021-40)]

Rule 403. Withdrawal of Approval of Underlying Securities

(a) Whenever the Exchange determines that an underlying security previously approved for Exchange options transactions does not meet the then current requirements for continuance of such approval or for any other reason should no longer be approved, the Exchange will not open for trading any additional series of options of the class covering that underlying security and may prohibit any opening purchase transactions in series of options of that class previously opened (except that opening transactions by Market Makers executed to accommodate closing transactions of other market participants may be permitted) to the extent it deems such action necessary or appropriate; provided, however, that where exceptional circumstances have caused an underlying security not to comply with the Exchange's current approval maintenance requirements regarding number of publicly held shares, number of shareholders, trading volume or market price, the Exchange may, in the interest of maintaining a fair and orderly market or for the protection of investors, determine to continue to open additional series of option contracts of the class covering that underlying security. When all option contracts with respect to any underlying security that is no longer approved have expired, the Exchange may make application to the SEC to strike from trading and listing all such option contracts.

(b) Absent exceptional circumstances, an underlying security will not be deemed to meet the Exchange's requirements for continued approval whenever any of the following occur:

(1) There are fewer than 6,300,000 shares of the underlying security held by persons other than those who are required to report their security holdings under Section 16(a) of the Exchange Act.

(2) There are fewer than 1,600 holders of the underlying security.

(3) The trading volume (in all markets in which the underlying security is traded) has been less than 1,800,000 shares in the preceding twelve (12) months.

(4) The underlying security ceases to be an "NMS stock" as defined in Rule 600 of Regulation NMS under the Exchange Act.

(5) If an underlying security is approved for options listing and trading under the provisions of Rule 402(c), the trading volume of the Original Equity Security (as therein defined) prior to but not after the commencement of trading in the Restructure Security (as therein defined), including "when-issued" trading, may be taken into account in determining whether the trading volume requirement of subparagraph (3) is satisfied.

(c) In considering whether any of the events specified in paragraph (b) of this Rule have occurred with respect to an underlying security, the Exchange shall ordinarily rely on information made publicly available by the issuer and/or the markets in which such security is traded.

(d) If prior to the delisting of a class of option contracts covering an underlying security that has been found not to meet the Exchange's requirements for continued approval, the Exchange determines that the underlying security again meets the Exchange's requirements, the Exchange may open for trading additional series of options of that class and may lift any restriction on opening purchase transactions imposed by this Rule.

(e) Whenever the Exchange announces that approval of an underlying security has been withdrawn for any reason or that the Exchange has been informed that the issuer of an underlying security has ceased to be in compliance with SEC reporting requirements, each Member shall, prior to effecting any transaction in option contracts with respect to such underlying security for a customer, inform such customer of such fact and of the fact that the Exchange may

prohibit further transactions in such option contracts to the extent it shall deem such action necessary and appropriate.

(f) If an ADR was initially deemed appropriate for options trading on the grounds that fifty percent (50%) or more of the worldwide trading volume (on a share equivalent basis) in the ADR and other related ADRs and securities takes place in U.S. markets or in markets with which the Exchange has in place an effective surveillance sharing agreement, or if an ADR was initially deemed appropriate for options trading based on the daily trading volume standard Rule 402(f)(3), the Exchange may not open for trading additional series of options on the ADR unless:

(1) The percentage of worldwide trading volume in the ADR and other related securities that takes place in the U.S. and in markets with which the Exchange has in place effective surveillance sharing agreements for any consecutive three (3) month period is either:

(i) at least thirty percent (30%) without regard to the average daily trading volume in the ADR, or

(ii) at least fifteen percent (15%) when the average U.S. daily trading volume in the ADR for the previous three (3) months is at least 70,000 shares;

(2) the Exchange then has in place an effective surveillance sharing agreement with the primary exchange in the home country where the security underlying the ADR is traded; or

(3) the SEC has otherwise authorized the listing.

(g) Exchange-Traded Fund Shares approved for options trading pursuant to Rule 402(i) will not be deemed to meet the requirements for continued approval, and the Exchange shall not open for trading any additional series of option contracts of the class covering such Exchange-Traded Fund Shares if the Exchange-Traded Fund Shares are delisted from trading as provided in subparagraph (b)(4) of this Rule or the Exchange-Traded Fund Shares are halted or suspended from trading on their primary market. In addition, the Exchange shall consider the suspension of opening transactions in any series of options of the class covering Exchange-Traded Fund Shares in any of the following circumstances:

(1) In the case of options covering Exchange-Traded Fund Shares approved pursuant to Rule 402(i)(5)(i)(A), in accordance with the terms of subparagraphs (b)(1), (2) and (3) of this Rule 403;

(2) In the case of options covering Exchange-Traded Fund Shares approved pursuant to Rule 402(i)(5)(i)(B), following the initial twelve-month period beginning upon the commencement of trading in the Exchange-Traded Fund Shares on a national securities exchange and are defined as an “NMS stock” under Rule 600 of Regulation NMS, there were fewer than 50 record and/or beneficial holders of such Exchange-Traded Fund Shares for 30 or more consecutive trading days;

(3) the value of the index or portfolio of securities or non-U.S. currency, portfolio of commodities including commodity futures contracts, options on commodity futures contracts, swaps, forward contracts, options on physical commodities and/or Financial Instruments and Money Market Instruments, on which the Exchange-Traded Fund Shares are based is no longer calculated or available; or

(4) such other event occurs or condition exists that in the opinion of the Exchange makes further dealing in such options on the Exchange inadvisable.

(h) Absent exceptional circumstances, securities initially approved for options trading pursuant to paragraph (j) of Rule 402 (such securities are defined and referred to in that paragraph as “Trust Issued Receipts”) shall not be deemed to meet the Exchange’s requirements for continued approval, and the Exchange shall not open for trading any additional series of option contracts of the class covering such Trust Issued Receipts, whenever the Trust Issued Receipts are delisted and trading in the Receipts is suspended on a national securities exchange, or the Trust Issued Receipts are no longer traded as national market securities through the facilities of a national securities association. In addition, the Exchange shall consider the suspension of opening transactions in any series of options of the class covering Trust Issued Receipts in any of the following circumstances:

(1) in accordance with the terms of paragraph (b) this Rule 403 in the case of options covering Trust Issued Receipts when such options were approved pursuant to subparagraph (j)(1)(i) under Rule 402;

(2) upon annual review, the Trust has more than 60 days remaining until termination and there are fewer than 50 record and/or beneficial holders of Trust Issued Receipts for 30 or more consecutive trading days;

(3) the Trust has fewer than 50,000 receipts issued and outstanding;

(4) the market value of all receipts issued and outstanding is less than $1,000,000; or

(5) such other event shall occur or condition exist that in the opinion of the Exchange makes further dealing in such options on the Exchange inadvisable.

(i) For Holding Company Depositary Receipts (HOLDRs), the Exchange will not open additional series of options overlying HOLDRs (without prior SEC approval) if:

(1) the proportion of securities underlying standardized equity options to all securities held in a HOLDRs trust is less than 80% (as measured by their relative weightings in the HOLDRs trust); or

(2) less than 80% of the total number of securities held in a HOLDRs trust underlie standardized equity options.

Interpretations and Policies:

.01 If an option series is listed but restricted to closing transactions on another national securities exchange, the Exchange may list such series (even if such series would not otherwise be eligible for listing under the Exchange’s rules), which shall also be restricted to closing transactions on the Exchange.

.02 If an option class is open for trading on another national securities exchange, the Exchange may delist such option class immediately. If an option class is open for trading solely on the Exchange, the Exchange: may determine to not open for trading any additional series in that option class; may restrict series with open interest to closing transactions, provided that, opening transactions by Market Makers executed to accommodate closing transactions of other market participants may be permitted; and may delist the option class when all series within that class have expired. In all instances, delisting shall be preceded by a notice to members concerning the delisting.

[Adopted: December 3, 2012; amended March 13, 2015 (SR-MIAX-2015-04); amended March 23, 2018 (SR-MIAX-2018-07); amended May 24, 2019 (SR-MIAX-2019-21); amended October 25, 2021 (SR-MIAX-2021-40)]

Rule 404. Series of Option Contracts Open for Trading

(a) After a particular class of options has been approved for listing and trading on the Exchange, the Exchange from time to time may open for trading series of options in that class. Only option contracts in series of options currently open for trading may be purchased or written on the Exchange. Prior to the opening of trading in a given series, the Exchange will fix the type of option, expiration month, year and exercise price of that series. Exercise-price setting parameters adopted as part of the Options Listing Procedures Plan ("OLPP") are set forth in Rule 404A. For Short Term Option Series, the Exchange will fix a specific expiration date and exercise price of that series, as provided in Interpretations and Policies .02. For Quarterly Options Series, the Exchange will fix a specific expiration date and exercise price of that series, as provided in Interpretations and Policies .03.

(b) Except as otherwise provided in this Rule 404 and Interpretations and Policies hereto, at the commencement of trading on the Exchange of a particular type of option of a class of options, the Exchange shall open a minimum of one expiration month and series for each class of options open for trading on the Exchange. The exercise price of each series will be fixed at a price per share, which is reasonably close to the price per share at which the underlying stock is traded in the primary market at about the time that class of options is first opened for trading on the Exchange.

(c) Additional series of options of the same class may be opened for trading on the Exchange when the Exchange deems it necessary to maintain an orderly market, to meet customer demand or when the market price of the underlying stock moves more than five strike prices from the initial exercise price or prices. The opening of a new series of options shall not affect the series of options of the same class previously opened.

(d) Except as otherwise provided in this Rule 404 and the Interpretations and Policies hereto, the interval between strike prices of series of options on individual stocks will be:

(1) $2.50 or greater where the strike price is $25.00 or less;

(2) $5.00 or greater where the strike price is greater than $25.00; and

(3) $10.00 or greater where the strike price is greater than $200.00.

(e) New series of options on an individual stock may be added until the beginning of the month in which the option contract will expire. Due to unusual market conditions, the Exchange, in its discretion, may add new series of options on an individual stock until the close of trading on the business day prior to expiration.

(f) The Exchange may select up to 60 options classes on individual stocks for which the interval of strike prices will be $2.50 where the strike price is greater than $25 but less than $50 (the "$2.50 Strike Price Program"). On any option class that has been selected as part of this $2.50 Strike Price Program, $2.50 strike prices between $50 and $100 may be listed, provided that $2.50 strike prices between $50 and $100 are no more than $10 from the closing price of the underlying stock in its primary market on the preceding day. For example, if an options class has been selected as part of the $2.50 Strike Price Program, and the underlying stock closes at $48.50 in its primary market, the Exchange may list the $52.50 strike price and the $57.50 strike price on the next business day. If an underlying security closes at $54, the Exchange may list the $52.50 strike price, the $57.50 strike price and the $62.50 strike price on the next business day. The Exchange may also list $2.50 strike price series on any option classes that are selected by other securities exchanges that have a similar program under their respective rules.

(g) The interval between strike prices of series of options on Exchange-Traded Fund Shares approved for options trading pursuant to Rule 402(i) shall be fixed at a price per share which is reasonably close to the price per share at which the underlying security is traded in the primary market at or about the same time such series of options is first

open for trading on the Exchange, or at such intervals as may have been established on another options exchange prior to the initiation of trading on the Exchange.

Interpretations and Policies:

.01 **$1 Strike Price Interval Program.**

(a) The interval between strike prices of series of options on individual stocks may be $1.00 or greater provided the strike price is $50.00 or less, but not less than $1. Except as provided in subparagraph (c) below, the listing of $1 strike price intervals shall be limited to options classes overlying no more than 150 individual stocks (the "$1 Strike Price Interval Program") as specifically designated by the Exchange. The Exchange may list $1 strike prices on any other options class if those classes are specifically designated by other securities exchanges that employ a $1 Strike Price Interval Program under their respective rules. If a class participates in the $1 Strike Price Interval Program, $2.50 strike price intervals are not permitted between $1 and $50 for non-LEAPs and LEAPs.

(b) **Eligibility for the $1 Strike Price Interval Program.** To be eligible for inclusion into the $1 Strike Price Interval Program, an underlying stock must close below $50 in its primary market on the previous trading day.

(c) **Strike Prices to be Added.** After a stock is added to the $1 Strike Price Interval Program, the Exchange may list $1 strike price intervals from $1 to $50 according to the following parameters:

(1) If the price of the underlying stock is equal to or less than $20, the Exchange may list series with an exercise price up to 100% above and 100% below the price of the underlying stock. However, the foregoing restriction shall not prohibit the listing of at least five (5) strike prices above and below the price of the underlying stock per expiration month in an option class. For example, if the price of the underlying stock is $2, the Exchange would be permitted to list the following series: $1, $2, $3, $4, $5, $6 and $7.

(2) If the price of the underlying stock is greater than $20, the Exchange may list series with an exercise price up to 50% above and 50% below the price of the underlying security up to $50.

(3) For the purpose of adding strikes under the $1 Strike Price Interval Program, the "price of the underlying stock" shall be measured in the same way as "the price of the underlying security" is as set forth in Rule 404A(b)(1).

(4) No additional series in $1 strike price intervals may be listed if the underlying stock closes at or above $50 in its primary market. Additional series in $1 strike price intervals may not be added until the underlying stock closes again below $50.

(d) **Long-Term Option Series ("LEAPS®")**.

(1) The Exchange may list $1 strike prices up to $5 in LEAPS in up to 200 classes on individual stocks. The Exchange may not list strike prices with $1 intervals within $0.50 of an existing $2.50 strike price in the same series.

(2) For stocks in the $1 Strike Price Interval Program, the Exchange may list one $1 strike price interval between each standard $5 strike interval, with the $1 strike price interval being $2 above the standard strike for each interval above the price of the underlying stock, and $2 below the standard strike for each interval below the price of the underlying stock. For example, if the price of the underlying stock is $24.50, the Exchange may list the following standard strikes in $5 intervals: $15, $20, $25, $30 and $35. Between these standard $5 strikes, the Exchange may list the following $2 wings: $18, $27 and $32.

(3) In addition, the Exchange may list the $1 strike price interval which is $2 above the standard strike just below the underlying price at the time of listing. In the above example, since the standard strike just below the underlying price ($24.50) is $20, the Exchange may list a $22 strike. The Exchange may add additional long-term options series strikes as the price of the underlying stock moves, consistent with the Options Listing Procedures Plan. Additional long-term option strikes may not be listed within $1 of an existing strike until less than nine months to expiration.

(e) **$1 Strike Price Interval Program Delisting Policy.**

(1) For options classes selected to participate in the $1 Strike Price Interval Program, the Exchange will, on a monthly basis, review series that were originally listed under the $1 Strike Price Interval Program with strike prices that are more than $5 from the current value of an options class and delist those series with no open interest in both the put and the call series having a: (i) strike higher than the highest strike price with open interest in the put and/or call series for a given expiration month; and (ii) strike lower than the lowest strike price with open interest in the put and/or call series for a given expiration month.

(2) If the Exchange identifies series for delisting pursuant to this policy, the Exchange shall notify other options exchanges with similar delisting policies regarding eligible series for delisting, and shall work jointly with such other exchanges to develop a uniform list of series to be delisted so as to ensure uniform series delisting of multiply listed options classes.

(3) Notwithstanding the above delisting policy, Member requests to add strikes and/or maintain strikes in series of options classes traded pursuant to the $1 Strike Price Interval Program that are eligible for delisting may be granted.

(f) A stock shall remain in the $1 Strike Price Interval Program until otherwise designated by the Exchange.

.02 **Short Term Option Series Program.** After an option class has been approved for listing and trading on the Exchange, the Exchange may open for trading on any Thursday or Friday that is a business day ("Short Term Option Opening Date") series of options on that class that expire at the close of business on each of the next five Fridays that are business days and are not Fridays in which monthly options series or Quarterly Options Series expire ("Short Term Option Expiration Dates"). The Exchange may have no more than a total of five Short Term Option Expiration Dates. Monday and Wednesday SPY Expirations, Monday and Wednesday QQQ Expirations, and Monday and Wednesday IWM Expirations (described in the paragraphs below) are not included as part of this count. If the Exchange is not open for business on the respective Thursday or Friday, the Short Term Option Opening Date will be the first business day immediately prior to that respective Thursday or Friday. Similarly, if the Exchange is not open for business on a Friday, the Short Term Option Expiration Date will be the first business day immediately prior to that Friday.

The Exchange may open for trading on any Tuesday or Wednesday that is a business day ("Wednesday SPY Expiration Opening Date," "Wednesday QQQ Expiration Opening Date," and "Wednesday IWM Expiration Opening Date") series of options on the SPDR S&P 500 ETF Trust ("SPY"), the INVESCO QQQ Trust℠, Series 1 ("QQQ"), and the iShares Russell 2000 ETF (IWM) that expire at the close of business on each of the next five Wednesdays that are business days and are not Wednesdays on which Quarterly Options Series expire ("Wednesday SPY Expirations," "Wednesday QQQ Expirations," and "Wednesday IWM Expirations"). The Exchange may have no more than a total of five Wednesday SPY Expirations, no more than a total of five Wednesday QQQ Expirations, and no more than a total of five Wednesday IWM Expirations. Non-Wednesday SPY Expirations, Non-Wednesday QQQ Expirations, and Non-Wednesday IWM Expirations (described in the paragraph above) are not included as part of this count. If the Exchange is not open for business on the respective Tuesday or Wednesday, the Wednesday SPY

Expiration Opening Date, the Wednesday QQQ Expiration Opening Date, and the Wednesday IWM Expiration Opening Date will be the first business day immediately prior to that respective Tuesday or Wednesday. Similarly, if the Exchange is not open for business on a Wednesday, the expiration date for a Wednesday SPY Expiration, a Wednesday QQQ Expiration, and a Wednesday IWM Expiration will be the first business day immediately prior to that Wednesday. References to “Short Term Option Series” below shall be read to include “Wednesday SPY Expirations,” “Wednesday QQQ Expirations,” and “Wednesday IWM Expirations,” except where indicated otherwise.

With respect to Wednesday SPY Expirations, Wednesday QQQ Expirations, and Wednesday IWM Expirations, the Exchange may open for trading on any Tuesday or Wednesday that is a business day series of options on the SPDR S&P 500 ETF Trust (“SPY”), the INVESCO QQQ Trust℠, Series 1 (“QQQ”), and the iShares Russell 2000 ETF (IWM) to expire on any Wednesday of the month that is a business day and is not a Wednesday in which Quarterly Options Series expire (“Wednesday SPY Expirations,” “Wednesday QQQ Expirations,” and “Wednesday IWM Expirations”). With respect to Monday SPY Expirations, Monday QQQ Expirations, and Monday IWM Expirations, the Exchange may open for trading on any Friday or Monday that is a business day series of options on SPY, QQQ, or IWM to expire on any Monday of the month that is a business day and is not a Monday in which Quarterly Options Series expire (“Monday SPY Expirations,” “Monday QQQ Expirations,” and “Monday IWM Expirations”), provided that Monday SPY Expirations, Monday QQQ Expirations, and Monday IWM Expirations that are listed on Friday must be listed at least one business week and one business day prior to the expiration. The Exchange may list up to five consecutive Wednesday SPY Expirations, five consecutive Wednesday QQQ Expirations, five consecutive Wednesday IWM Expirations, five consecutive Monday SPY Expirations, five consecutive Monday QQQ Expirations, and five consecutive Monday IWM Expirations at one time; the Exchange may have no more than a total of five Wednesday SPY Expirations, five Wednesday QQQ Expirations, five Wednesday IWM Expirations, five Monday SPY Expirations, five Monday QQQ Expirations, and five Monday IWM Expirations. Monday and Wednesday SPY Expirations, Monday and Wednesday QQQ Expirations, and Monday and Wednesday IWM Expirations will be subject to the provisions of this Rule.

Regarding Short Term Option Series:

(a) **Classes**. The Exchange may select up to fifty (50) currently listed option classes in which Short Term Option Series may be opened on any Short Term Option Opening Date. In addition to the 50 option class restriction, the Exchange may also list Short Term Option Series on any option classes that are selected by other securities exchanges that employ a similar Program under their respective rules. For each option class eligible for participation in the Short Term Option Series Program, the Exchange may open up to thirty (30) Short Term Option Series for each expiration date in that class.

(b) **Expiration**. No Short Term Option Series (excluding Monday and Wednesday SPY Expirations, Monday and Wednesday QQQ Expirations, and Monday and Wednesday IWM Expirations) may expire in the same week in which monthly option series on the same class expires. In the case of Quarterly Options Series, no Short Term Option Series may expire on the same day as an expiration of Quarterly Options Series in the same class.

(c) **Initial Series.** The Exchange may open up to thirty (30) initial series for each option class that participates in the Short Term Option Series Program. The strike price of each Short Term Option Series will be fixed at a price per share, with approximately the same number of strike prices above and below the value of the underlying security at about the time that Short Term Option Series are initially opened for trading on the Exchange (e.g., if seven series are initially opened, there will be at least three strike prices above and three strike prices below the value of the underlying security). Any strike prices listed by the Exchange shall be reasonably close to the price of the underlying equity security and within the following parameters: (i) if the price of the underlying security is less than or equal to $20, strike prices shall be not more than one hundred percent (100%) above or below the price of the underlying

security; and (ii) if the price of the underlying security is greater than $20, strike prices shall be not more than fifty percent (50%) above or below the price of the underlying security.

(d) **Additional Series.** If the Exchange opens less than thirty (30) Short Term Option Series for a Short Term Option Expiration Date, additional series may be opened for trading on the Exchange when the Exchange deems it necessary to maintain an orderly market, to meet customer demand or when the market price of the underlying security moves substantially from the exercise price or prices of the series already opened. Any additional strike prices listed by the Exchange shall be reasonably close to the price of the underlying equity security and within the following parameters: (i) if the price of the underlying security is less than or equal to $20, strike prices shall be not more than one hundred percent (100%) above or below the price of the underlying security; and (ii) if the price of the underlying security is greater than $20, strike prices shall be not more than fifty percent (50%) above or below the price of the underlying security. The Exchange may also open additional strike prices on Short Term Option Series that are more than 50% above or below the current price of the underlying security (if the price is greater than $20) provided that demonstrated customer interest exists for such series, as expressed by institutional, corporate or individual customers or their brokers. Market Makers trading for their own account shall not be considered when determining customer interest under this provision. In the event that the underlying security has moved such that there are no series that are at least 10% above or below the current price of the underlying security, the Exchange will delist any series with no open interest in both the call and the put series having a: (i) strike higher than the highest strike price with open interest in the put and/or call series for a given expiration week; and (ii) strike lower than the lowest strike price with open interest in the put and/or the call series for a given expiration week. The opening of new Short Term Option Series shall not affect the series of options of the same class previously opened. Notwithstanding any other provisions in this Rule 404, Short Term Option Series may be added up to and including on the Short Term Option Expiration Date for that options series.

(e) **Strike Price Interval.** The strike price interval for Short Term Option Series may be $0.50 or greater for option classes that trade in $1 strike price intervals and are in the Short Term Option Series Program. If the class does not trade in $1 strike price intervals, the strike price interval for Short Term Option Series may be $0.50 or greater where the strike price is less than $100 and $1.00 or greater where the strike price is between $100 and $150, and $2.50 or greater for strike prices greater than $150. A non-Short Term Option series that is included in a class that has been selected to participate in the Short Term Option Series Program is referred to as a “Related non-Short Term Option.” Notwithstanding any other provision regarding strike prices in this Rule, Related non-Short Term Option series shall be opened during the month prior to expiration in the same manner as permitted in Rule 404, Interpretations and Policies .02, and in the same strike price intervals for the Short Term Option Series permitted in this Rule 404, Interpretations and Policies .02(e).

(f) Notwithstanding (e) above, when Short Term Options Series in equity options, excluding Exchange-Traded Funds (“ETFs”) and ETNs, have an expiration more than twenty-one (21) days from the listing date, the strike interval for each options class shall be based on the table within Policy .11.

.03 **Quarterly Options Series Program.** The Exchange may list and trade options series that expire at the close of business on the last business day of a calendar quarter (“Quarterly Options Series”). The Exchange may list Quarterly Options Series for up to five (5) currently listed options classes that are options on exchange traded funds (“ETFs”). In addition, the Exchange may also list Quarterly Options Series on any options classes that are selected by other securities exchanges that employ a similar program under their respective rules.

(a) The Exchange may list series that expire at the end of the next consecutive four (4) calendar quarters, as well as the fourth quarter of the next calendar year.

(b) The Exchange will not list a Short Term Option Series on an options class whose expiration coincides with that of a Quarterly Options Series on that same options class.

(c) **Initial Series**. The strike price of each Quarterly Options Series will be fixed at a price per share, with at least two strike prices above and two strike prices below the approximate value of the underlying security at about the time that a Quarterly Options Series is opened for trading on the Exchange. The Exchange shall list strike prices for a Quarterly Options Series that are within $5 from the closing price of the underlying on the preceding day.

(d) **Additional Series**. Additional Quarterly Options Series of the same class may be opened for trading on the Exchange when the Exchange deems it necessary to maintain an orderly market, to meet customer demand or when the market price of the underlying security moves substantially from the initial exercise price or prices. To the extent that any additional strike prices are listed by the Exchange, such additional strike prices shall be within thirty percent (30%) above or below the closing price of the underlying ETF or Exchange-Traded Fund Shares as defined in Rule 402(i)) on the preceding day. The Exchange may also open additional strike prices of Quarterly Options Series in ETF options that are more than 30% above or below the current price of the underlying ETF provided that demonstrated customer interest exists for such series, as expressed by institutional, corporate or individual customers or their brokers. Market Makers trading for their own account shall not be considered when determining customer interest under this provision. The opening of new Quarterly Options Series shall not affect the series of options of the same class previously opened.

(e) The interval between strike prices on Quarterly Options Series shall be the same as the interval for strike prices for series in that same options class that expire in accordance with the normal monthly expiration cycle.

(f) **Delisting Policy**. With respect to Quarterly Options Series in ETF options added pursuant to the above paragraphs, the Exchange will, on a monthly basis, review series that are outside a range of five (5) strikes above and five (5) strikes below the current price of the underlying ETF, and delist series with no open interest in both the put and the call series having a: (1) strike higher than the highest strike price with open interest in the put and/or call series for a given expiration month; and (2) strike lower than the lowest strike price with open interest in the put and/or call series for a given expiration month.

(g) Notwithstanding the above referenced delisting policy, customer requests to add strikes and/or maintain strikes in Quarterly Options Series in ETF options in series eligible for delisting shall be granted.

(h) In connection with the above referenced delisting policy, if the Exchange identifies series for delisting, the Exchange shall notify other options exchanges with similar delisting policies regarding eligible series for delisting, and shall work with such other exchanges to develop a uniform list of series to be delisted, so as to ensure uniform series delisting of multiply listed Quarterly Options Series in ETF options.

.04 **$0.50 Strike Program.** The interval of strike prices of series of options on individual stocks may be $0.50 or greater beginning at $0.50 where the strike price is $5.50 or less, but only for options classes whose underlying security closed at or below $5.00 in its primary market on the previous trading day and which have national average daily volume that equals or exceeds 1,000 contracts per day as determined by The Options Clearing Corporation during the preceding three calendar months. The listing of $0.50 strike prices shall be limited to options classes overlying no more than 20 individual stocks (the "$0.50 Strike Program") as specifically designated by the Exchange. The Exchange may list $0.50 strike prices on any other option classes if those classes are specifically designated by other securities exchanges that employ a similar $0.50 Strike Program under their respective rules. A stock shall remain in the $0.50 Strike Program until otherwise designated by the Exchange.

.05 Notwithstanding Interpretations and Policies .01 above, the interval between strike prices of series of options on Indexed-Linked Securities, as defined in Rule 402(k)(1), will be $1 or greater when the strike price is $200 or less and $5 or greater when the strike price is greater than $200.

.06 Notwithstanding Interpretations and Policies .01 above, the interval between strike prices of series of options on Trust Issued Receipts, including Holding Company Depository Receipts (HOLDRs), will be $1 or greater where the strike price is $200 or less and $5 or greater where the strike price is greater than $200.

.07 **$0.50 and $1.00 Strike Price Intervals for Options Used to Calculate Volatility Indexes.** Notwithstanding the requirements set forth in Rule 404(f) and Interpretations and Policies .01, .05 and .06 above, the Exchange may open for trading series at $0.50 or greater strike price intervals where the strike price is less than $75, and $1.00 or greater strike price intervals where the strike price is between $75 and $150 for options that are used to calculate a volatility index.

.08 **Mini Option Contracts.**

(a) After an option class on a stock, exchange-traded fund (ETF) share, Trust Issued Receipt (TIR), and other Equity Index-Linked Security with a 100 share deliverable has been approved for listing and trading on the Exchange, series of option contracts with a 10 share deliverable on that stock, ETF share, TIR, and other Equity Index-Linked Security may be listed for all expirations opened for trading on the Exchange. Mini-option contracts may currently be listed on SPDR S&P 500 (SPY), Apple Inc. (AAPL), SPDR Gold Trust (GLD), Alphabet Inc. (GOOGL) and Amazon.com, Inc. (AMZN).

(b) Strike prices for mini-options shall be set at the same level as for standard options. For example, a call series strike price to deliver 10 shares of stock at $125 per share has a total deliverable value of $1,250, and the strike price will be set at $125.

(c) No additional series of mini-options may be added if the underlying security is trading at $90 or less. The underlying security must trade above $90 for five consecutive days prior to listing mini-option contracts in an additional expiration month.

(d) The minimum price variation for bids and offers for mini-options shall be the same as permitted for standard options on the same security. For example, if a security participates in the Penny Interval Program, mini-options on the same underlying security may be quoted in the same minimum increments, e.g., $0.01 for all quotations in series that are quoted at less than $3 per contract and $0.05 for all quotations in series that are quoted at $3 per contract or greater, $0.01 for all SPY option series, and mini-options do not separately need to qualify for the Penny Interval Program.

.09 Notwithstanding any other provision regarding strike prices in this rule, Related non-Short Term Option series shall be opened during the month prior to expiration in the same manner as permitted in Rule 404, Interpretations and Policies .02, and in the same strike price intervals for the Short Term Option Series permitted in this Rule 404, Interpretations and Policies .02(e).

.10 Notwithstanding any other provision regarding the interval of strike prices of series of options on Exchange-Traded Fund Shares in this rule, the interval of strike prices on SPDR S&P 500 ETF ("SPY"), iShares S&P 500 Index ETF ("IVV"), Invesco QQQ Trust ("QQQ"), iShares Russell 2000 Index Fund ("IWM"), and the SPDR Dow Jones Industrial Average ETF ("DIA") options will be $1 or greater.

.11 With respect to listing Short Term Option Series in equity options, excluding Exchange-Traded Fund Shares and ETNs, which have an expiration date more than twenty-one (21) days from the listing date, the following table will apply as noted within Policy .02(f). The below table indicates the applicable strike intervals and supersedes Policy .02(d) which permits additional series to be opened for trading on the Exchange when the Exchange deems it necessary to maintain an orderly market, to meet customer demand or when the market price of the underlying security moves substantially from the exercise price or prices of the series already opened.

Tier	Average Daily Volume	Share Price				
		Less than $25	$25 to less than $75	$75 to less than $150	$150 to less than $500	$500 or greater
1	Greater than 5,000	$0.50	$1.00	$1.00	$5.00	$5.00
2	Greater than 1,000 to 5,000	$1.00	$1.00	$1.00	$5.00	$10.00
3	0 to 1,000	$2.50	$5.00	$5.00	$5.00	$10.00

The Share Price is the closing price on the primary market on the last day of the calendar quarter. In the event of a corporate action, the Share Price of the surviving company is utilized.

The Average Daily Volume is the total number of options contracts traded in a given security for the applicable calendar quarter divided by the number of trading days in the applicable calendar quarter. Beginning on the second trading day in the first month of each calendar quarter, the Average Daily Volume shall be calculated by utilizing data from the prior calendar quarter based on Customer-cleared volume at The Options Clearing Corporation. For options listed on the first trading day of a given calendar quarter, the Average Daily Volume shall be calculated using the quarter prior to the last trading calendar quarter.

Short Term Options Series that are newly eligible for listing pursuant to Exchange Rule 402 will not be subject to this proposed Policy .11 until after the end of the first full calendar quarter following the date the option class was first listed for trading on any options market.

Notwithstanding the limitations imposed by this Policy .11, this proposal does not amend the range of strikes that may be listed pursuant to Policy .02 above, regarding the Short Term Option Series Program.

[Adopted: December 3, 2012; amended March 4, 2013 (SR-MIAX-2013-06); amended March 15, 2013 (SR-MIAX-2013-10); amended May 20, 2013 (SR-MIAX-2013-22); amended May 20, 2013 (SR-MIAX-2013-23); amended June 12, 2013 (SR-MIAX-2013-30); amended December 23, 2013 (SR-MIAX-2013-60); amended December 23, 2013 (SR-MIAX-2013-61); amended January 13, 2014 (SR-MIAX-2014-01); amended April 16, 2014 (SR-MIAX-2014-15); amended August 15, 2014 (SR-MIAX-2014-44); amended September 18, 2014 (SR-MIAX-2014-49); amended February 9, 2015 (SR-MIAX-2015-10); amended October 15, 2015 (SR-MIAX-2015-59); amended September 2, 2016 (SR-MIAX-2016-31); amended June 14, 2017 (SR-MIAX-2017-21); amended July 18, 2017 (SR-MIAX-2017-33); amended August 18, 2017 (SR-MIAX-2017-35); amended February 12, 2018 (SR-MIAX-2018-05); amended October 12, 2018 (SR-MIAX-2018-14); amended November 28, 2018 (SR-MIAX-2018-37); amended March 21, 2019 (SR-MIAX-2019-15); amended May 7, 2019 (SR-MIAX-2019-24); amended July 1, 2020 (SR-MIAX-2020-13); amended April 22, 2021 (SR-MIAX-2021-16); amended May 21, 2021 (SR-MIAX-2021-12); implemented July 1, 2021; amended October 1, 2021 (SR-MIAX-2021-47); amended October 25, 2021 (SR-MIAX-2021-40)]

Rule 404A. Select Provisions of Options Listing Procedures Plan

(a) The provisions set forth in this Rule 404A were adopted by the Exchange as a quote mitigation strategy and are codified in the Options Listing Procedures Plan ("OLPP"). A complete copy of the current OLPP may be accessed at: https://www.theocc.com/Clearance-and-Settlement/Industry-Services.

(b) The exercise price of each options series listed by the Exchange shall be fixed at a price per share which is reasonably close to the price of the underlying equity security, Exchange Traded Fund ("ETF" and referred to as "Exchange Traded Fund Shares" in Rule 402(i)) or Trust Issued Receipt ("TIR") at or about the time the Exchange determines to list such series. Additionally,

(1) Except as provided in subparagraphs (2) through (4) below, if the price of the underlying security is less than or equal to $20, the Exchange shall not list new options series with an exercise price more than 100% above or below the price of the underlying security. However, the foregoing restriction shall not prohibit the listing of at least three exercise prices per expiration month in an options class. Except as provided in Interpretation and Policy .02(d) to Rule 404, if the price of the underlying security is greater than $20, the Exchange shall not list new options series with an exercise price more than 50% above or below the price of the underlying security. The price of the underlying security is measured by:

(i) for intra-day add-on series and next-day series additions, the daily high and low of all prices reported by all national securities exchanges;

(ii) for new expiration months, the daily high and low of all prices reported by all national securities exchanges on the day the Exchange determines its preliminary notification of new series;

(iii) for options series to be added as a result of pre-market trading, the most recent share price reported by all national securities exchanges between 8:45 a.m. and 9:30 a.m. Eastern Time; and

(iv) for options series to be added based on trading following regular trading hours, the most recent share price reported by all national securities exchanges between 4:15 p.m. and 6:00 p.m. Eastern Time.

(2) The series exercise price range limitations contained in subparagraph (i) above do not apply with regard to:

(i) the listing of $1 strike prices in options classes participating in the $1 Strike Program. Instead, the Exchange shall be permitted to list $1 strike prices to the fullest extent as permitted under its rules for the $1 Strike Program; or

(ii) the listing of series of Flexible Exchange Options.

(3) The Exchange may designate up to five options classes to which the series exercise price range may be up to 100% above and below the price of the underlying security (which underlying security price shall be determined in accordance with subparagraph (i) above). Such designations shall be made on an annual basis and shall not be removed during the calendar year unless the options class is delisted by the Exchange, in which case the Exchange may designate another options class to replace the delisted class. If a designated options class is delisted by the Exchange but continues to trade on at least one options exchange, the options class shall be subject to the limitations on listing new series set forth in subparagraph (i) above unless designated by another exchange.

(4) If the Exchange that has designated five options classes pursuant to subparagraph (3) above requests that one or more additional options classes be excepted from the limitations on listing new series set forth in subparagraph (1) above, the additional options class(es) shall be so designated upon the unanimous consent of all exchanges that trade the options class(es). Additionally, pursuant to the Exchange's request, the percentage range for the listing of new series may be increased to more than 100% above and below the price of the underlying security for an options class, by the unanimous consent of all exchanges that trade the designated options class. Exceptions for an additional class or for an increase of the exercise price range shall apply to all standard expiration months existing at the time of the vote, plus the next standard expiration month to be added, and also to any non-standard expirations that occur prior to the next standard monthly expiration.

(5) The provisions of this subparagraph (b) shall not permit the listing of series that are otherwise prohibited by the rules of the Exchange or the OLPP. To the extent the rules of the Exchange permit the listing of new series that are otherwise prohibited by the provisions of the OLPP, the provisions of the OLPP shall govern.

(6) The Exchange may list an options series that is listed by another options exchange, provided that at the time such series was listed it was not prohibited under the provisions of the OLPP or the rules of the exchange that initially listed the series.

[Adopted: December 3, 2012; amended December 23, 2013 (SR-MIAX-2013-61); amended August 30, 2018 (SR-MIAX-2018-24); amended April 26, 2021 (SR-MIAX-2021-08); amended October 25, 2021 (SR-MIAX-2021-40)]

Rule 405. Adjustments

Option contracts shall be subject to adjustments in accordance with the Rules of the Clearing Corporation. When adjustments have been made, the Exchange will announce that fact, and such changes will be effective for all subsequent transactions in that series at the time specified in the announcement.

[Adopted: December 3, 2012]

Rule 406. Long-Term Option Contracts

(a) Notwithstanding conflicting language in Rule 404, the Exchange may list long-term option contracts that expire from twelve (12) to thirty-nine (39) months from the time they are listed ("long-term expiration months"). There may be up to ten long-term expiration months for options on the SPDR® S&P 500® exchange-traded fund ("SPY") and up to six (6) long-term expiration months for all other option classes. Strike price interval (Rule 404), bid/ask differential (Rule 603(b)(4)) and continuous quoting (Rule 604(e)(2) and (3)) rules shall not apply to such options series until the time to expiration is less than nine (9) months.

(b) With regard to the listing of new January LEAPS series on equity options classes, options on Exchange Traded Funds ("ETFs"), or options on Trust Issued Receipts ("TIRs"), the Exchange shall not add new LEAP series on a currently listed and traded option class earlier than the Monday prior to the September expiration (which is 28 months before the expiration).

Pursuant to the Options Listing Procedures Plan, exchanges that list and trade the same equity option class, ETF option class, or TIR option class are authorized to jointly determine and coordinate with the Options Clearing Corporation on the date of introduction of new LEAP series for that option class consistent with this paragraph (b).

(c) The Exchange shall not list new LEAP series on equity option classes, options on ETFs, or options on TIRs in a new expiration year if the national average daily contract volume, excluding LEAP and FLEX series, for that option

class during the preceding three (3) calendar months is less than 1,000 contracts, unless the new LEAP series has an expiration year that has already been listed on another exchange for that option class. The preceding volume threshold does not apply during the first six (6) months an equity option class, option on an ETF, or option on a TIR is listed on any exchange.

[Adopted: December 3, 2012; amended March 8, 2013 (SR-MIAX-2013-08); amended July 6, 2017 (SR-MIAX-2017-27); amended August 30, 2018 (SR-MIAX-2018-24); amended November 16, 2018 (SR-MIAX-2018-28)]

CHAPTER V. DOING BUSINESS ON THE EXCHANGE

Rule 500. Access to and Conduct on the Exchange

(a) **Access to Exchange.** Unless otherwise provided in the Rules, no one but a Member or a person associated with a Member shall effect any Exchange Transactions. The Exchange may share any Member-designated risk settings in the MIAX trading system with the Clearing Member that clears Exchange Transactions on behalf of the Member.

(b) **Exchange Conduct.** Members and persons employed by or associated with any Member, while using the facilities of the Exchange, shall not engage in conduct (1) inconsistent with the maintenance of a fair and orderly market; (2) apt to impair public confidence in the operations of the Exchange; or (3) inconsistent with the ordinary and efficient conduct of business. Activities that may violate the provisions of this paragraph (b) include, but are not limited to, the following:

(i) failure of a Market Maker to provide quotations in accordance with Rule 604.

(ii) failure of a Market Maker to bid or offer within the ranges specified by Rule 603(b)(4).

(iii) failure of a Member to supervise a person employed by or associated with such Member adequately to ensure that person's compliance with this paragraph (b).

(iv) failure to abide by a determination of the Exchange.

(v) refusal to provide information requested by the Exchange.

(vi) failure to abide by the provisions of Rule 520.

[Adopted: December 3, 2012; amended April 7, 2015 (SR-MIAX-2015-29)]

Rule 501. Days and Hours of Business

The hours during which option transactions may be made on the Exchange shall be from 9:30 a.m. Eastern Time to 4:00 p.m. Eastern Time except for option contracts on Exchange Traded Fund Shares, as defined in Rule 402(j), and Index-Linked Securities, as defined in Rule 402(k)(1), which may remain open for trading beyond 4:00 p.m. but in no case later than 4:15 p.m. Eastern Time, as designated by the Exchange.

Interpretations and Policies:

.01 The Board of Directors has resolved that, except under unusual conditions as may be determined by the Board or its designee, hours during which transactions in options on individual stocks may be made on the Exchange shall correspond to the normal hours for business set forth in the rules of the primary exchange listing the stocks underlying Exchange options.

.02 The Board of Directors has determined that the Exchange will not be open for business on New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Juneteenth National Independence Day,

Independence Day, Labor Day, Thanksgiving Day or Christmas Day. The Board has also determined that, in most circumstances when a holiday observed by the Exchange falls on a Saturday, the Exchange will not be open for business on the preceding Friday, and that when a holiday observed by the Exchange falls on a Sunday, the Exchange will not be open for business on the following Monday.

[Adopted: December 3, 2012; amended October 22, 2021 (SR-MIAX-2021-55)]

Rule 502. Message Packets

Each Trading Permit shall entitle the holder to a maximum number of orders and quotes per second as determined by the Exchange. Only Market Makers may submit quotes to the System. Members seeking to exceed that number of messages per second may purchase additional message packets at prices set forth in the Exchange's Fee Schedule.

[Adopted: December 3, 2012]

Rule 503. Openings on the Exchange

(a) For a period of time before the scheduled opening in the underlying security the Exchange will accept orders and quotes in equity and index options during the "Pre-Opening Phase".

(b) The procedure described in this Rule will be used to reopen an option class after a trading halt. The order types that may participate in the opening process are set forth in Rule 516, Order Types Defined.

(c) In connection with an opening, a limit order to buy which is at a higher price than the price at which the option is to be opened and a limit order to sell which is at a lower price than the price at which the option is to be opened, shall be treated as market orders.

(d) For purposes of this Rule, "market for the underlying security" shall be either the primary listing market, the primary volume market (defined as the market with the most liquidity in that underlying security for the previous two calendar months), or the first market to open the underlying security, as determined by the Exchange on a class-by-class basis and announced to Members through a Regulatory Circular.

(e) **Starting the Opening Process.**

(1) The opening process cannot occur prior to 9:30 a.m. Eastern Time and can only begin following the dissemination of a quote or trade in the market for the underlying security. Following the dissemination of a quote or trade in the market for the underlying security, the System will pause for a period of time no longer than one half second to allow the marketplace to absorb this information. The length of the pause will be disseminated to Members through a Regulatory Circular. After the conclusion of the pause the opening process will begin when either:

(i) the Primary Lead Market Maker's quote has been submitted;

(ii) the quotes of at least two Market Makers, where at least one is a Lead Market Maker, have been submitted; or

(iii) for multiply listed option classes, at least one Eligible Exchange (as defined in Rule 1400(g)) has disseminated a quote in the individual option in accordance with Rule 1402(a), and the quote of at least one Lead Market Maker has been submitted.

(2) For purposes of this rule a valid width NBBO is one where the bid and offer of the NBBO differ by no more than differences outlined in Exchange Rule 603(b)(4)(i).

(3) Also, for purposes of this rule, valid width quote is one where the bid and offer, comprised of a Market Maker's Standard quotes and Day eQuotes, differ by no more than the differences outlined in Exchange Rule 603(b)(4)(i).

(4) If after two minutes following the dissemination of a quote or trade in the market for the underlying security none of the provisions set forth in (e)(1) above have occurred, then the opening process can begin when one Market Maker has submitted its quote.

(5) The Primary Lead Market Maker assigned in a particular equity option class must enter valid width quotes not later than one minute following the dissemination of a quote or trade by the market for the underlying security.

(6) A Registered Market Maker that submits a quote pursuant to this Rule 503 in any series when a Lead Market Maker's or Primary Lead Market Maker's quote has not been submitted shall be required to submit continuous, two-sided quotes in such series until such time as a Lead Market Maker submits his/her quote, after which the Registered Market Maker that submitted such quote shall be obligated to submit quotations pursuant to Rule 604(e)(3).

(7) If the Composite Width is equal to or less than the Maximum Composite Width, the opening process will continue.

(8) For purposes of this rule a valid width market is one where the Composite Width is equal to or less than the Maximum Composite Width.

(f) **Opening Process.**

(1) If there are no quotes or orders that lock or cross each other, the System will open by disseminating the Exchange's best bid and offer among quotes and orders that exist in the System at that time. In such a circumstance, non-routable orders then in the System that cross the ABBO will be cancelled and are not included in the Managed Interest Process, as described in Rule 515(c)(1)(ii)(B).

(2) If there are quotes or orders that lock or cross each other, the System will open by following the Opening Process detailed below.

(i) **Expanded Quote Range**. The System will calculate an Expanded Quote Range ("EQR"). The EQR will be recalculated any time a Route Timer or Imbalance Timer expires if material conditions of the market (imbalance size, ABBO price or size, liquidity price or size, etc.) have changed during the timer. Once calculated, the EQR will represent the limits of the range in which transactions may occur during the opening process.

(A) If one or more away markets have disseminated valid width quotes in the affected series, the System will calculate an EQR for a particular series as follows:

1. Except as provided in subparagraph (2) below, to determine the minimum value for the EQR, an amount, as defined in a table to be determined by the Exchange, will be subtracted from the Composite Bid. To determine the maximum value for the EQR, an amount, as defined in a table to be determined by the Exchange, will be added to the Composite Offer.

2. If one or more away markets have disseminated quotes that are not crossed and together comprise a valid width market, and the Composite Market crosses an ABBO, or is internally crossed, then:

a. the minimum value for the EQR will be the Composite Offer less an amount, as defined in a table to be determined by the Exchange, and

b. the maximum value for the EQR will be the Composite Bid plus an amount, as defined in a table to be determined by the Exchange.

(B) If no away markets have disseminated valid width quotes in the affected series, the System will calculate an Expanded Quote Range ("EQR") for a particular series as follows:

1. Except as provided in subparagraph (3) below, to determine the minimum value for the EQR, an amount, as defined in a table to be determined by the Exchange, will be subtracted from the Composite Bid; and

2. Except as provided in subparagraph (3) below, to determine the maximum value for the EQR, an amount, as defined in a table to be determined by the Exchange, will be added to the Composite Offer.

3. If there are quotes on the Exchange that cross each other, and there is no away market in the affected series, then

a. the minimum value for the EQR will be the Composite Offer less an amount, as defined in a table to be determined by the Exchange.

b. the maximum value for the EQR will be the Composite Bid plus an amount, as defined in a table to be determined by the Exchange.

(ii) When two or more prices for an affected series would satisfy the Opening Process as detailed below and the maximum quantity criterion would satisfy all interest at that level, the System uses the highest and lowest of those prices to determine the mid-point for the opening price. If such midpoint is not expressed as a permitted minimum trading increment, it will be rounded up to determine the opening price. In a situation where a limit order to buy (sell) crosses more than one offer (bid), the System will treat the limit order to buy (sell) like a market order up to and including its limit price for purposes of opening price selection.

(iii) In situations where there is matched interest that does not represent an imbalance and there is no valid width NBBO, the System will calculate a “quality opening market range” (as defined in a table to be determined by the Exchange and published in a Regulatory Circular) in such option series. If the matched interest would trade at a price outside of the quality opening market range, the imbalance process will be used.

(iv) If there are quotes or orders that lock or cross, the System will use the EQR to determine the highest and lowest price of the opening price range. To calculate the opening price, the System will take into consideration all valid Exchange quotes and all valid orders, together with other exchanges’ markets for the series and identify the price at which the maximum number of contracts can trade. If that price is within the EQR and leaves no imbalance, the Exchange will open at that price, executing marketable trading interest, as long as the opening price includes only Exchange interest. In series where the highest quote bid is either zero or the lowest Minimum Trading Increment and market order sell interest has a quantity greater than all of the buy interest, the System will

treat the market order(s) like a limit order(s) to sell at the lowest Minimum Trading Increment and the Opening Process will be satisfied with an opening price at the lowest Minimum Trading Increment with any remaining balance of the sell order(s) being placed on the Book in time priority and made available for execution following the Opening Process.

(A) If the calculated opening price included interest other than solely Exchange interest, the System will broadcast a System Imbalance Message (which includes the symbol, side of the market, quantity of matched contracts, the imbalance quantity, "must fill" quantity (i.e., the number of contracts that must be filled in order for that option to open on the Exchange at the indicated price), quantity of routable contracts, and price of the affected series) to Exchange Members and initiate a "Route Timer," not to exceed one second. If no new interest is received during the Route Timer, the System will route to other markets disseminating prices better than the Exchange's opening price, execute marketable interest at the opening price on the Exchange, and route to other markets disseminating prices equal to the Exchange opening price if necessary.

1. Orders that are routed and executed may receive executions at multiple prices.

2. Any order that is routed pursuant to this Rule will be marked as an Intermarket Sweep Order ("ISO"), as defined in Rule 1400(i), with a limit price equal to the away market's displayed price.

(B) If interest is received during the Route Timer, the System will recalculate the opening price taking such new interest into account. Then, if there is no imbalance, the System will execute marketable interest at the opening price on the Exchange and route the remainder to other markets.

(C) A different opening price will not require the System to repeat the entire process.

(v) **Imbalance.** An "imbalance" occurs when there is insufficient liquidity to satisfy all trading interest due an execution at a certain price.

(vi) If there is sufficient size on the Exchange and on away markets on the opposite side of the market from the imbalance to execute all opening marketable interest at a price that is within the established EQR and the Away Best Bid or Offer ("ABBO") without leaving an imbalance, the System will open the affected series for trading at that price by executing opening marketable interest on the System, as long as the System does not trade at a price inferior to the ABBO. If it would trade at a price inferior to the ABBO, the System will initiate a "Route Timer," not to exceed one second. If no new interest is received during the Route Timer, the System will then route to other markets disseminating prices better than Exchange's opening price, execute marketable interest at the opening price on the Exchange, and route to other markets disseminating prices equal to the Exchange opening price if necessary. If there is still an imbalance after the route timer expires, the System will begin the imbalance process as described below.

(vii) **Imbalance Process.** If all opening marketable size cannot be completely executed at or within the EQR without trading at a price inferior to the ABBO, or cannot trade at or within the quality opening market range in the absence of a valid width NBBO, the System will automatically institute the following imbalance process:

(A) First, the System will broadcast a System Imbalance Message (which includes the symbol, side of the market, quantity of matched contracts, the imbalance quantity, "must fill" quantity, quantity of routable contracts, and price of the affected series) to subscribers of the Exchange's data feeds, and begin an "Imbalance Timer," not to exceed three seconds. The Imbalance Timer will be for the same number of seconds for all option classes traded on the Exchange. Market Makers may enter Opening Only ("OPG") eQuotes, Auction or Cancel ("AOC") eQuotes, Standard quotes, Opening ("OPG") Orders, AOC Orders and limit orders during the Imbalance Timer. Other Exchange Members may enter OPG Orders, AOC Orders and other order types (except those order types not valid during the opening process as described in Rule 516) during the Imbalance Timer.

(B) If at the conclusion of the Timer, quotes and orders submitted during the Imbalance Timer, or other changes to the ABBO, would not allow the entire imbalance amount to trade at the Exchange at or within the EQR without trading at a price inferior to the ABBO, the System will:

1. send a new System Imbalance Message to Exchange Members; and

2. initiate a Route Timer for routable Public Customer orders not to exceed one second. If during the Route Timer, interest is received by the System which would allow all interest to trade on the System (i.e., there is no longer an imbalance) at the opening price without trading at a price inferior to other markets, the System will trade and the Route Timer will end. The System will monitor quotes received during the Route Timer period and make ongoing corresponding changes to the permitted EQR to reflect them.

3. If the Route Timer expires, the End of Route Timer Process will ensue. Under the End of Route Timer Process, the System will determine:

a. If the total number of contracts displayed at better prices than the Exchange's potential opening price on away markets ("better priced away contracts") would satisfy the number of marketable contracts available on the Exchange. If so, the System will route all marketable contracts on the Exchange to such better priced away markets, and determine an opening MIAXbest bid or offer (MBBO) that reflects the interest remaining on the Exchange. The System will price any contracts routed away to other markets at the better away market price.

b. If the total number of better priced away contracts would not satisfy the number of marketable contracts the Exchange has, the System will determine how many contracts it has available at the Exchange opening price. If the total number of better priced away contracts plus the number of contracts available at the Exchange opening price would satisfy the number of marketable contracts on the Exchange, the System will contemporaneously route a number of contracts that will satisfy interest at other markets at prices better than the Exchange opening price, and trade available contracts on the Exchange at the Exchange opening price.

c. If the total number of better priced away contracts plus the number of contracts available at the Exchange opening price would not satisfy the number of marketable contracts the Exchange has, the System will determine how many contracts are available at other markets at the Exchange opening price. If the total number of better priced away contracts plus the number of contracts available at the Exchange opening price plus the contracts available at other markets at the Exchange opening price would satisfy the number of marketable contracts the Exchange has, the System will contemporaneously route a number of contracts that will satisfy interest at other markets at prices better than the Exchange opening price, trade available contracts on the Exchange at the Exchange opening price, and route a number of contracts that will satisfy interest at other markets at prices equal to the Exchange opening price.

d. If the total number of better priced away contracts plus the number of contracts available at the Exchange opening price plus the contracts available at other markets at the Exchange opening price would not satisfy the number of marketable contracts the Exchange has, the System will repeat the Imbalance Process.

4. The System may repeat the Imbalance Process up to three times (as established by the Exchange).

5. Except as set forth in subsection a. below, if after that number of times the System still cannot route and/or trade the entire imbalance amount, the System will open as many contracts as possible by routing to other markets with prices better than the Exchange opening price for their disseminated size, trade available contracts on the Exchange at the opening price and route to other markets at prices equal to the Exchange opening price for their disseminated size. In this situation, the System will price any contracts routed to other markets at the away market price. If there is an opening transaction, any unexecuted contracts from the imbalance not traded or routed will be cancelled back to the entering Member if the price for those contracts crosses the opening price, unless such unexecuted contracts are from a non-Market Maker order in a Proprietary Product, in which case the remaining size will be placed on the Book with a protected price equal to the opening price and the Liquidity Exposure Process, as defined in Exchange Rule 515(c)(2)(i) will begin immediately after the Opening Process is complete. However, in a series where the EQR has been calculated to be zero on the bid side and market order sell interest has a quantity greater than all of the buy interest, the System will treat the market order(s) like a limit order(s) to sell at the lowest Minimum Trading Increment and the Opening Process will be satisfied with an opening price at the lowest Minimum Increment with any remaining balance of the sell order(s) being placed on the Book in time priority and made available for execution following the Opening Process.

a. If the option is being used in the calculation of a final settlement price of an Index pursuant to Interpretation and Policy .02 of Exchange Rule 503 on expiration date, then, if after that number of times the System still cannot trade the entire imbalance amount, the System will instead conduct a further imbalance process to trade the entire imbalance amount, as described in Interpretation and Policy .03 of Exchange Rule 503.

6. The System will execute orders at the opening that have contingencies and non-routable orders, such as a “Do Not Route” or “DNR” Orders to the extent possible. DNR orders together with other non-routable orders will be handled after the opening in accordance with Rule 515.

(C) **Permitted Responses to Imbalance Message.** Market Makers may submit Standard quotes, OPG and AOC eQuotes, OPG and AOC Orders and limit orders in response to an imbalance message. All other Exchange Members may submit OPG and AOC Orders and other types of orders (except those order types not valid during the opening process as described in Rule 516) in response to an imbalance message. OPG and AOC eQuotes and OPG and AOC Orders may be entered at any price with a minimum trading increment applicable to the affected series, on either side of the market, at single or multiple price level(s), and may be cancelled and reentered. A single Exchange Member may enter multiple OPG and AOC eQuotes and OPG and AOC Orders, with each eQuote or Order at a different price level. The System will aggregate the size of all quotes and orders (i.e., for each Market Maker) at a particular price level for trade allocation purposes. Unexecuted OPG or AOC eQuotes and OPG or AOC Orders will be cancelled once the affected series is open.

(viii) The System will give priority to market orders (including limit orders that are treated as market orders except for limit orders in series with a bid of $0.00 and an offer less than $0.05, which will not be treated as market orders) first in type, then in time priority, then to resting limit orders at the opening price.

(ix) Inbound orders and quotes will not be included in the calculation of the opening price for a brief period established by the System while the System is in the process of completing the opening trade. This brief period will not exceed .25 of one second. After such brief period, inbound orders and quotes received during the period will be entered into the System in order of their arrival.

(x) If at any point during the opening process the ABBO becomes crossed (e.g., the bid is greater than the offer), the opening process will be terminated and the Exchange will not open the affected series. A new opening process for the affected series will commence at the time the ABBO is no longer crossed.

(xi) Any Route Timer or Imbalance Timer in process shall terminate with respect to an option if at any time during the Opening Process there is a trading halt or trading pause in such option on the Exchange. The option may be subject to any new subsequent Route Timer or Imbalance Timer during the Opening Process upon the termination of the trading halt or trading pause for such option.

(g) Senior Help Desk personnel may deviate from the standard manner of the Opening Process when necessary, including delay or compel the opening of any series in any option class, modify timers or settings described in this Rule, when necessary in the interests of commencing or maintaining a fair and orderly market, in the event of unusual market conditions or in the public interest. The Exchange will make and maintain records to document all determinations to deviate from the standard manner of the Opening Process, and periodically review these determinations for consistency with the interests of a fair and orderly market.

Interpretations and Policies:

.01 It shall not be considered a violation of Rule 503(e)(5) if the Primary Lead Market Maker assigned in a particular equity option class has not submitted valid width quotes in any series of such class within one minute following the dissemination of a quote or trade by the market for the underlying security if the affected series of such class have opened for trading within such one minute period, unless the Primary Lead Market Maker demonstrates a pattern or practice of not submitting valid width quotes within one minute following the dissemination of a quote or trade by the market for the underlying security, irrespective of whether the series have opened for trading.

.02 **SPIKES Index Options Settlement**.

(a) **Exercise Settlement Value Date.** The exercise settlement value of a SPIKES Index option for all purposes under these Rules and the Rules of the Clearing Corporation shall be calculated on the specific date (usually a Wednesday) identified in the option symbol for the series. If that Wednesday or the Friday that is 30 days following that Wednesday is an Exchange holiday, the exercise settlement value shall be calculated on the business day immediately preceding that Wednesday.

(b) **Final Settlement Price Calculation**. The final settlement price calculation will occur on the morning of SPIKES Index options expiration. A Settlement Reference Price ("SRP") will be calculated for each SPY option that is included in the Index, using the SPIKES Special Settlement Auction, described in Interpretations and Policies .03.

(c) **Expiration Date and Last Day of Trading**. The expiration date of a SPIKES Index option shall be the same day that the final settlement price calculation is performed. The last trading day for a SPIKES Index option shall be the business day immediately preceding the expiration date of the SPIKES Index option. When the last trading day is moved because of an Exchange holiday, the last trading day for an expiring SPIKES Index option contract will be the day immediately preceding the last regularly scheduled business day.

.03 **SPIKES Special Settlement Auction.**

(a) All provisions set forth in Exchange Rule 503, Openings on the Exchange, remain in effect unless superseded or modified by this Interpretation and Policy .03. On the dates on which the exercise and final settlement values are calculated for SPIKES Index options, the Exchange utilizes a modification to its Opening Process described below for all SPY options that expire 30 days after the SPIKES settlement, used to calculate the exercise/final settlement value of the SPIKES Index for expiring options contracts. The modification is referred to as the Special Settlement Imbalance Process ("SSIP"), and is used to account for situations where there remains an order imbalance that must

be filled at the opening price after the requisite number of iterations of the imbalance process takes place under Exchange Rule 503. Any interest priced through the opening price is deemed "must fill."

(b) On the day of the SPIKES Special Settlement Auction, in addition to any other order types that may be accepted by the Exchange, the Exchange will also accept Settlement Auction Only Orders ("SAO Orders") and Settlement Auction Only eQuotes ("SAO eQuotes")(SAO Orders and SAO eQuotes are collectively referred to as "SAOs") at any time after the opening of the Live Order Window ("LOW") and the Live Quote Window ("LQW"), respectively. SAOs are specific order types that allow a Member to voluntarily tag such order as a strategy order, defined in subsection (c) below.

(c) All orders for participation in the SPIKES Special Settlement Auction that are related to positions in, or a trading strategy involving, expiring SPIKES Index options ("strategy orders," as defined in Rule 1801), and any change to or cancellation of any such order:

(1) must be received prior to the applicable strategy order cut-off time for the constituent option series, as determined by the Exchange, which may be no earlier than the opening of the LOQ or the LQW, and no later than the opening of trading in the series. The Exchange will announce all determinations regarding changes to the applicable strategy order cut-off time via Regulatory Circular at least one day prior to implementation; and

(2) may not be cancelled or modified after the applicable strategy order cut-off time, unless the strategy order is not executed in the SPIKES Special Settlement Auction and the cancellation or modification is submitted after the SPIKES Special Settlement Auction is concluded (provided that any such strategy order may be modified or cancelled after the applicable strategy order cut-off time and prior to the applicable non-strategy order cut-off time in order to correct a legitimate error, in which case the Member submitting the change or cancellation will prepare and maintain a memorandum setting forth the circumstances that resulted in the change or cancellation and will file a copy of the memorandum with the Exchange no later than the next business day in a form and manner prescribed by the Exchange).

Whether certain orders are strategy orders for purposes of this Interpretation and Policy .03 depends upon specific facts and circumstances. The Exchange may also deem order types other than those defined in Rule 1801 as strategy orders if the Exchange determines that to be the case based upon the applicable facts and circumstances.

(d) All other orders for participation in the SPIKES Special Settlement Auction ("non-strategy orders," as defined in Rule 1801), and any cancellation or modification of any such order, must be received prior to the applicable cut-off time, as determined by the Exchange, in order to participate at the opening price for the applicable series, which may be no earlier than the opening of the LOW or the LQW and no later than the opening of trading in the option series. The Exchange will announce all determinations regarding changes to the applicable non-strategy order cut-off time at least one day prior to implementation.

(e) A Market Maker with an appointment in a class with constituent option series may submit bids and offers in those series for bona fide market making purposes in accordance with Rule 603 and the Exchange Act for its market maker account prior to the open of trading for participation in the SPIKES Special Settlement Auction. The Exchange will deem these bids and offers to be non-strategy orders, and will not deem them to be changes to or cancellations of previously submitted strategy orders, if:

(1) the Member with which the Market Maker is affiliated has established, maintains, and enforces reasonably designed written policies and procedures (including information barriers, as applicable), taking into consideration the nature of the Member's business and other facts and circumstances, to prevent the misuse of material nonpublic information (including the submission of strategy orders); and

(2) when submitting these bids and offers, the Market Maker has no actual knowledge of any previously submitted strategy orders.

(f) If any must-fill interest cannot be filled during the Exchange's imbalance process performed pursuant to Exchange Rule 503, the SSIP will be commenced to satisfy such must-fill interest, as follows:

(1) The System will broadcast a system imbalance broadcast message to all subscribers of the Exchange's relevant data feed and begin an SSIP Imbalance Timer, the duration of which shall be determined by the Exchange and announced via Regulatory Circular, however it shall not exceed ten seconds.

(2) The System will evaluate the must-fill imbalance and adjust the EQR by a defined amount by appending to the EQR (adding to offers or subtracting from bids) the EQR value, which value shall be defined in a table to be determined by the Exchange and announced via Regulatory Circular.

(3) If the must-fill imbalance cannot be satisfied, steps (1) and (2) described above will be repeated until there is no remaining must-fill imbalance.

(4) During the SSIP, the allowable EQR will be increased by an additional .5 x the base of the EQR value for each full cycle through the SSIP.

(5) Once there is no remaining must-fill imbalance, all remaining orders submitted for participation in the SPIKES Special Settlement Auction, including SAO Orders, SAO eQuotes, AOC Orders, AOC eQuotes, OPG Orders, and OPG eQuotes, will be cancelled. Any unfilled Day Limit Orders and Good 'Til Cancelled Orders that are priced at the Opening Price will be placed on the Book and managed by the System.

[Adopted: December 3, 2012; amended February 11, 2013 (SR-MIAX-2013-04); amended March 8, 2013 (SR-MIAX-2013-08); amended September 19, 2013 (SR-MIAX-2013-45); amended May 13, 2014 (SR-MIAX-2014-18); amended September 21, 2015 (SR-MIAX-2015-57); amended January 20, 2016 (SR-MIAX-2016-03); amended September 23, 2016 (SR-MIAX-2016-35); amended September 27, 2017 (SR-MIAX-2017-39); amended October 12, 2018 (SR-MIAX-2018-14); amended November 9, 2018 (SR-MIAX-2018-32); amended February 15, 2019 (SR-MIAX-2018-35); amended March 1, 2019 (SR-MIAX-2019-06); amended April 8, 2019 (SR-MIAX-2019-12); amended June 19, 2019 (SR-MIAX-2019-25); amended August 2, 2019 (SR-MIAX-2019-32); amended December 3, 2019 (SR-MIAX-2019-48); amended March 12, 2020 (SR-MIAX-2020-04); amended October 25, 2021 (SR-MIAX-2021-40)]

Rule 504. Trading Halts

(a) **Halts**.

(1) The System may halt trading in the case of an option on a security, when trading in the underlying security has been halted or suspended in the primary market; and

(2) The Help Desk may halt trading in any security in the interests of a fair and orderly market for a period not in excess of two consecutive business days. The Help Desk, in consultation with a designated senior executive officer of the Exchange, may halt trading in any security in the interests of a fair and orderly market for a period exceeding two consecutive business days. Any trading halt that lasts more than two consecutive business days shall be reviewed by the President or his/her designee, who shall be authorized to determine whether, in the interests of a fair and orderly market, to terminate or modify any such trading halt that is then still in effect. Among the factors that may be considered in making the foregoing determinations are whether:

(i) in the case of an option on a security, trading in the underlying security has been halted or suspended in the primary market;

(ii) in the case of an option on a security, the opening of such underlying security has been delayed because of unusual circumstances;

(iii) the extent to which the rotation has been completed or other factors regarding the status of the rotation; or

(iv) other unusual conditions or circumstances are present.

(3) The Exchange shall disseminate through its trading facilities and over OPRA a symbol in respect of a security halted in accordance with (1) or (2) above indicating that trading has been halted. A record of the time and duration of the halt shall be made available to vendors.

(b) **Resumptions.** Trading in a security that has been the subject of a halt under paragraph (a) above may be resumed upon a determination by the Help Desk that the interests of a fair and orderly market are best served by a resumption of trading. Among the factors to be considered in making this determination are whether the conditions which led to the halt are no longer present.

(c) **Trading Pauses.** Trading on the Exchange in any option contract shall be halted whenever trading in the underlying security has been paused by the primary listing market. Trading in such options contracts may be resumed upon a determination by the Exchange that the conditions that led to the pause are no longer present and that the interests of a fair and orderly market are best served by a resumption of trading, which in no circumstances will be before the Exchange has received notification that the underlying security has resumed trading on at least one exchange.

(d) **Post-Halt Notification.** After the Exchange has determined to end a trading system halt, the System will broadcast to subscribers of the Exchange's data feeds a Post-Halt Notification.

(1) Regarding a halt pursuant to section (a) above, the Post-Halt Notification will be broadcast twenty seconds before trading will begin or resume.

(2) Regarding a halt initiated by the System due to a regulatory halt, trading pause or market-wide trading halt, a Post-Halt Notification will be broadcast between five and twenty seconds before trading will begin or resume. The Exchange will announce the duration of the Post-Halt Notification period through a Regulatory Circular.

The Post-Halt Notification will state the time at which trading in the option class or classes is expected to resume providing subscribers of the Exchange's data feeds with a brief notice period (twenty seconds for halts pursuant to section (a) above; between five and twenty seconds for a regulatory halt, trading pause or market-wide trading halt) to prepare for the beginning or resumption of trading after a trading system halt has ended.

Interpretations and Policies:

.01 No Member or person associated with a Member shall effect a trade on the Exchange in any option class in which trading has been suspended or halted under the provisions of this Rule and its Interpretation and Policies during the time in which the suspension or halt remains in effect.

.02 Generally, in the case of an option on a security, trading will be halted when a regulatory halt in the underlying security has occurred in the primary listing market for that security.

.03 The Exchange shall halt trading in all securities whenever a market-wide trading halt commonly known as a circuit breaker is initiated on the New York Stock Exchange in response to extraordinary market conditions.

.04 Trades on the Exchange will be nullified when: (i) the trade occurred during a trading halt in the affected option on the Exchange; (ii) respecting equity options (including options overlying ETFs), the trade occurred during a regulatory halt as declared by the primary market for the underlying security; or (iii) with respect to index options, the trade occurred during a trading halt on the primary market in underlying securities representing more than 10 percent of the current index value for narrow-based stock index options, and 20 percent of the current index value for broad-based index options.

.05 Trading halts, resumptions, trading pauses and post-halt notifications involving index options are governed by Rules 1808(c)-(f).

[Adopted: December 3, 2012; amended November 1, 2013 (SR-MIAX-2013-51); amended May 7, 2015 (SR-MIAX-2015-35); amended August 31, 2017 (SR-MIAX-2017-38); amended September 27, 2017 (SR-MIAX-2017-39)]

Rule 505. Member Electronic Connectivity

The Exchange may limit the number of messages sent by Members accessing the Exchange electronically in order to protect the integrity of the System. In addition, the Exchange may impose restrictions on the use of a computer connected through an API if it believes such restrictions are necessary to ensure the proper performance of the System. Any such restrictions shall be objectively determined and submitted to the Commission for approval pursuant to a rule change filing under Section 19(b) of the Exchange Act.

[Adopted: December 3, 2012]

Rule 506. Collection and Dissemination of Quotations

(a) Each Market Maker shall communicate to the Exchange its bids and offers in accordance with the requirements of Rule 602 of Regulation NMS under the Exchange Act and the Rules.

(b) The Exchange will disseminate to quotation vendors the highest bid and the lowest offer, and the aggregate quotation size associated therewith that is available to Public Customer Orders, in accordance with the requirements of Rule 602 of Regulation NMS under the Exchange Act.

(1) The Exchange shall disseminate an updated bid and offer price, together with the size associated with such bid and offer when:

(i) the Exchange's disseminated bid or offer price increases or decreases;

(ii) the size associated with the Exchange's disseminated bid or offer decreases; or

(iii) the size associated with the Exchange's bid (offer) increases by an amount greater than or equal to a percentage of the size associated with the previously disseminated bid (offer). Such percentage, which shall never be less than 10% or greater than 20%, shall be determined on a class-by-class basis by the Exchange and announced to the Membership through a Regulatory Circular.

(2) Executions will decrease the size associated with the Exchange's disseminated bid or offer by the amount of the execution.

(c) **Notification of Public Customer and Priority Customer Interest on the Book.**

(1) The Exchange will make available to subscribers to its data feeds and to all market participants through OPRA an indication that there is Public Customer interest included in the MBBOs disseminated by the Exchange.

(2) The Exchange will make available to subscribers to its Top of Market (ToM) data feed the quantity of Priority Customer contracts included in the MBBO disseminated by the Exchange.

(d) **Unusual Market Conditions.**

(1) An Exchange official designated by the Board shall have the power to determine that the level of trading activities or the existence of unusual market conditions is such that the Exchange is incapable of collecting, processing, and making available to quotation vendors the data for the option in a manner that accurately reflects the current state of the market on the Exchange. Upon making such a determination, the Exchange shall designate the market in such option to be "fast," and shall halt trading in the class or classes so affected.

(2) The Exchange will monitor the activity or conditions that caused a fast market to be declared, and a designated Exchange official shall review the condition of such market at least every thirty (30) minutes. Regular trading procedures shall be resumed by the Exchange when a designated Exchange official determines that the conditions supporting a fast market declaration no longer exist.

[Adopted: December 3, 2012; amended April 24, 2013 (SR-MIAX-2013-18); amended July 23, 2013 (SR-MIAX-2013-35); amended May 24, 2016 (SR-MIAX-2016-12); amended August 18, 2017 (SR-MIAX-2017-35)]

Rule 507. Give Up of a Clearing Member

(a) **General.** For each transaction in which a Member participates, a Member may indicate the name of any Options Clearing Corporation ("OCC") number of a Clearing Member through which the transaction will be cleared ("Give Up"), provided the Clearing Member has not elected to Opt In, as defined and described in paragraph (b) below, and restrict one or more of its OCC number(s) ("Restricted OCC Number"). A Member may Give Up a Restricted OCC Number provided the Member has written authorization as described in paragraph (b)(2) below ("Authorized Member").

(b) **Opt In.** Clearing Members may request the Exchange restrict one or more of their OCC clearing numbers ("Opt In") as described in subparagraph (1) below. If a Clearing Member Opts In, the Exchange will require written authorization from the Clearing Member permitting a Member to Give Up a Clearing Member's Restricted OCC Number. An Opt In would remain in effect until the Clearing Member terminates the Opt In as described in subparagraph (3) below. If a Clearing Member does not Opt In, that Clearing Member's OCC number would be subject to Give Up by any Member.

(1) **Clearing Member Process to Opt In.** A Clearing Member may Opt In by sending a completed "Clearing Member Restriction Form" listing all Restricted OCC Numbers and Authorized Members. A Clearing Member may elect to restrict one or more OCC clearing numbers that are registered in its name at OCC. The Clearing Member would be required to submit the Clearing Member Restriction Form to the Exchange's Membership Department as

described on the form. Once submitted, the Exchange requires ninety days before a Restricted OCC Number is effective within the System.

(2) **Member Give Up Process for Restricted OCC Numbers.** A Member desiring to Give Up an Restricted OCC Number must become an Authorized Member. The Clearing Member will be required to authorize a Member as described in subparagraph (1) or (3), unless the Restricted OCC Number is already subject to a Letter of Guarantee that the Member is a party to, as set forth in paragraph (d) below.

(3) **Amendments to Authorized Member or Restricted OCC Numbers.** A Clearing Member may amend its Authorized Members or Restricted OCC Numbers by submitting a new Clearing Member Restriction Form to the Exchange's Membership Department indicated the amendment as described on the form. Once a Restricted OCC Number is effective within the System pursuant to paragraph (1) above, the Exchange may permit the Clearing Member to authorize, or remove authorization for, a Member to Give Up the Restricted OCC Number intra-day only in unusual circumstances, and on the next business day in all regular circumstances. The Exchange will promptly notify Members if they are no longer authorized to Give Up a Clearing Member's Restricted OCC Number. If a Clearing Member removes a Restricted OCC Number, any Member may Give Up that OCC clearing number once the removal has become effective on or before the next business day.

(c) **System**. The System will not allow an unauthorized Member to Give Up a Restricted OCC Number at the firm mnemonic level at the point of order entry.

(d) **Letter of Guarantee**. A clearing arrangement subject to a Letter of Guarantee would immediately permit the Give Up of a Restricted OCC Number by the Member that is party to the arrangement.

(e) An intentional misuse of this Rule is impermissible, and may be treated as a violation of Rule 301.

(f) Notwithstanding anything to the contrary in this Rule, if a Clearing Member that a Member has indicated as the Give Up rejects a trade, the Clearing Member that has issued a Letter of Guarantee pursuant to Rule 209, for such executing Member, shall be responsible for the clearance of the subject trade.

Interpretations and Policies:

.01 Nothing herein shall be deemed to preclude the clearance of Exchange Transactions by a non-Member pursuant to the Bylaws of the Clearing Corporation so long as a Clearing Member is also designated as having responsibility under these Rules for the clearance and comparison of such transactions.

[Adopted: December 3, 2012; amended March 11, 2019 (SR-MIAX-2019-05)]

Rule 508. Unit of Trading

The unit of trading in each series of options traded on the Exchange shall be the unit of trading established for that series by the Clearing Corporation pursuant to the Rules of the Clearing Corporation and the agreements of the Exchange with the Clearing Corporation.

[Adopted: December 3, 2012]

Rule 509. Meaning of Premium Bids and Offers

(a) **General**. Except as provided in paragraph (b), bids and offers shall be expressed in terms of dollars per unit of the underlying security. (e.g., a bid of "7" shall represent a bid of $700 for an option contract having a unit of trading consisting of 100 shares of an underlying security, or a bid of $770 for an option contract having a unit of trading consisting of 110 shares of an underlying security.)

(b) **Special Cases.** Bids and offers for an option contract for which an adjusted unit of trading has been established in accordance with Rule 405 shall be expressed in terms of dollars per .01 part of the total securities and/or other property constituting such adjusted unit of trading. (e.g., an offer of "6" shall represent an offer of $600 on an option contract having a unit of trading consisting of 100 shares of an underlying security plus 10 rights.)

(c) **Mini-options**. Bids and offers for an option contract overlying 10 shares shall be expressed in terms of dollars per 1/10th part of the total value of the contract. An offer of ".50" shall represent an offer of $5.00 for an option contract having a unit of trading consisting of 10 shares.

[Adopted: December 3, 2012; amended March 4, 2013 (SR-MIAX-2013-06)]

Rule 510. Minimum Price Variations and Minimum Trading Increments

(a) **Minimum Price Variations.** The Board may establish Minimum Price Variations ("MPV") for options traded on the Exchange. Until such time as the Board makes a change in the variations, the following principles shall apply:

(1) If the option contract is trading at less than $3.00 per option, $.05.

(2) If the option contract is trading at $3.00 per option or higher, $.10.

(3) For options contracts traded pursuant to the Penny Interval Program as described in Rule 510(c):

(i) one cent ($0.01) for all options contracts in QQQ, SPY and IWM;

(ii) one cent ($0.01) for all other options contracts included in the Penny Interval Program that are trading at less than $3; and

(iii) five cents ($0.05) for all other option contracts included in the Penny Interval Program that are trading at or above $3.

(b) **Minimum Trading Increments.** Minimum Trading Increments for dealings in option contracts other than the Minimum Price Variations specified in paragraph (a) may be fixed by the Exchange from time to time for option contracts of a particular series or class pursuant to Rules 516(b)(3) and 604(b)(1).

(c) **Requirements for Penny Interval Program.** The Exchange will list option classes for the Penny Interval Program ("Penny Program") with minimum quoting requirements ("penny increments") of one cent ($0.01) and five cents ($0.05), as set forth in Rule 510(a)(3)(i)-(iii). The list of the option classes included in the Penny Program will be announced by the Exchange via Regulatory Circular and published by the Exchange on its website.

(1) **Initial Selection**. On the first trading day of the third full calendar month after April 1, 2020, the Penny Program will apply only to the 363 most actively traded multiply listed option classes, based on OCC's National Cleared Volume in the six full calendar months ending in the month of approval, that (i) currently quote in penny

increments, or (ii) overlie securities priced below $200, or any index at an index level below $200. Eligibility for inclusion in the Penny Program will be determined at the close of trading on the monthly Expiration Friday of the second full month following April 1, 2020.

(2) **Annual Review**. Commencing in December 2020 and each December thereafter, OCC will rank all multiply listed option classes based on National Cleared Volume for the six full calendar months from June 1 through November 30 for determination of the most actively traded option classes.

(i) **Addition to the Penny Program**. Based on the Annual Review, any option class not in the Penny Program that is among the 300 most actively traded multiply listed option classes overlying securities priced below $200, or an index at an index level below $200, will be added to the Penny Program on the first trading day of January.

(ii) **Removal from the Penny Program**. Except as provided in (3), (4), (5) and (6) below, based on the Annual Review, any option class in the Penny Program that falls outside the 425 most actively traded multiply listed option classes will be removed from the Penny Program on the first trading day of April.

(3) **Newly listed Option Classes**. The Exchange may add to the Penny Program a newly listed option class provided that (i) it is among the 300 most actively traded multiply listed option classes, as ranked by National Cleared Volume at OCC, in its first full calendar month of trading, and (ii) the underlying security is priced below $200 or the underlying index is at an index level below $200. Any option class added under this provision will be added on the first trading day of the month after it qualifies and will remain in the Penny Program for one full calendar year, after which it will be subject to the Annual Review stated in sub-paragraph (2) of this Rule.

(4) **Classes with Significant Growth in A**ctivity. The Exchange may add any option class to the Penny Program, provided that (i) it is among the 75 most actively traded multiply listed option classes, as ranked by National Cleared Volume at OCC, in the past six full calendar months of trading and (ii) the underlying security is priced below $200 or the underlying index is at an index level below $200.

Any option class added under this provision will be added on the first trading day of the second full month after it qualifies and will remain in the Penny Program for the rest of the calendar year, after which it will be subject to the Annual Review stated in section (2) above.

(5) **Corporate Actions**. If a corporate action involves one or more option classes in the Penny Program, all adjusted and unadjusted series of the option class will be included in the Penny Program. Any option class added to the Penny Program under this provision will remain in the Penny Program for at least one full calendar year, after which it will be subject to the Annual Review stated in sub-paragraph (2) of this Rule.

(6) **Delisted or Ineligible Option Classes**. Any series in an option class participating in the Penny Program in which the underlying security has been delisted, or are identified by OCC as ineligible for opening customer transactions, will continue to quote pursuant to the terms of the Penny Program until all such options have expired.

Interpretations and Policies:

.01 [Reserved.]

.02 The minimum price variation for bids and offers for mini-options shall be determined in accordance with Interpretation and Policy .08(d) to Rule 404.

.03 **SPIKES Index Options**. Notwithstanding any other provision of this Rule 510, the minimum trading increment for options on the SPIKES Index shall be as follows: (1) if the options series is trading at less than $3.00, five (5) cents; and (2) if the options series is trading at $3.00 or higher, ten (10) cents.

[Adopted: December 3, 2012; amended December 21, 2012 (SR-MIAX-2012-04); amended March 15, 2013 (SR-MIAX-2013-10); amended June 12, 2013 (SR-MIAX-2013-28); amended November 26, 2013 (SR-MIAX-2013-54); amended May 19, 2014 (SR-MIAX-2014-21); amended November 25, 2014 (SR-MIAX-2014-61); amended June 18, 2015 (SR-MIAX-2015-40); amended June 13, 2016 (SR-MIAX-2016-16); amended December 22, 2016 (SR-MIAX-2016-45); amended June 15, 2017 (SR-MIAX-2017-23); amended December 11, 2017 (SR-MIAX-2017-48); amended June 18, 2018 (SR-MIAX-2018-12); amended November 28, 2018 (SR-MIAX-2018-37); amended December 13, 2018 (SR-MIAX-2018-38); amended March 22, 2019 (SR-MIAX-2019-16); amended June 29, 2019 (SR-MIAX-2019-27); amended December 13, 2019 (SR-MIAX-2019-47); amended July 1, 2020 (SR-MIAX-2020-13)]

Rule 511. Acceptance of Quotes and Orders

All bids or offers made and accepted on the Exchange in accordance with the Rules shall constitute binding contracts, subject to applicable requirements of the Rules and the Rules of the Clearing Corporation.

[Adopted: December 3, 2012]

Rule 512. [Reserved]

Rule 513. Submission of Orders and Clearance of Transactions

(a) **Order Identification**. When entering orders on the Exchange, each Member shall submit trade information in such form as may be prescribed by the Exchange in order to allow the Exchange to properly prioritize and match orders and quotations pursuant to Rule 514 and report resulting transactions to the Clearing Corporation.

(b) All transactions made on the Exchange shall be submitted for clearance to the Clearing Corporation, and all such transactions shall be subject to the Rules of the Clearing Corporation. Every Clearing Member shall be responsible for the clearance of the Exchange Transactions of such Clearing Member and of each Member who gives up such Clearing Member's name pursuant to a letter of authorization, letter of guarantee or other authorization given by such Clearing Member to such Member, which authorization must be submitted to the Exchange. This Rule will apply to all Clearing Members who either (i) have Restricted OCC Numbers with Authorized Members pursuant to Rule 507, or (ii) have non-Restricted OCC Numbers.

(c) On each business day at or prior to such time as may be prescribed by the Clearing Corporation, the Exchange shall furnish the Clearing Corporation a report of each Clearing Member's matched trades.

[Adopted: December 3, 2012; amended March 11, 2019 (SR-MIAX-2019-05)]

Rule 514. Priority of Quotes and Orders

(a) **Definitions**. As provided in Rule 100, a "bid" is a quotation or limit order to buy option contracts and an "offer" is a quotation or limit order to sell option contracts. "Quote", "Quotation" and "eQuote" are defined and described in Rules 100 and 517, and may only be entered on the Exchange by Market Makers in the options classes to which they are appointed under Rule 602. The System may designate Market Maker quotes as either priority quotes or non-priority quotes in accordance with the provisions in Rule 517(b). Limit orders may be entered by Market Makers in certain circumstances as provided in the Rules and by Electronic Exchange Members (either as agent or as principal).

“Priority Customer Orders” are defined in Rule 100. “Professional Interest” is defined in Rule 100 and includes, among others things, limit orders for the account of Electronic Exchange Members and Market Makers. A “Directed Order” is defined in Rule 100.

(b) **Priority on the Exchange**. The highest bid and lowest offer shall have priority on the Exchange.

(c) **Trade Allocation.** The Exchange will determine to apply for each class of options one of the rules of trade allocation as described in paragraphs (1) and (2) below. The Exchange will specify which trade allocation rules will govern which classes of options, and specify any time the Exchange changes the trade allocation rule of an options class.

(1) **Price-Time Allocation**. Under this method, resting quotes and orders on the Book are prioritized according to price and time. If there are two or more quotes or orders at the best price then the trade is allocated among those quotes or orders in the order in which they were received by the System.

(2) **Pro-Rata Allocation**. Under this method, resting quotes and orders on the Book are prioritized according to price. If there are two or more quotes or orders at the best price then the contracts are allocated proportionally according to size (in a pro-rata fashion). If the executed quantity cannot be evenly allocated, the remaining contracts will be distributed one at a time based upon price-size-time priority.

(d) **Additional Priority Overlays Applicable to the Pro-Rata Allocation Method.** In connection with the allocation methodology set forth in Rule 514(c)(2), the Exchange may determine to apply, on a class-by-class basis, one or more of the following designated market participant overlay priorities in a sequence determined by the Exchange. The Exchange will issue a Regulatory Circular periodically which will specify which classes of options are subject to these additional priorities.

(1) **Priority Customer Orders.** When this priority overlay (the “Priority Customer Overlay”) is in effect, the highest bid and lowest offer shall have priority except that Priority Customer Orders shall have priority over Professional Interest and all Market Maker interest at the same price. If there are two or more Priority Customer Orders for the same options series at the same price, priority shall be afforded to such Priority Customer Orders in the sequence in which they are received by the System.

(2) **Market Turner**. Market Turner means a market participant that was the first to enter an order or quote at a better price than the previous best disseminated Exchange price and such order or quote is continuously in the market until the order or quote trades. There may be a Market Turner for each price at which a particular order trades. When this priority overlay is in effect, the Market Turner has priority at the highest bid or lowest offer that he established. The Market Turner priority at a given price remains with the order or quote once it is earned. For example, if the market moves in the same direction as the direction in which the order from the Market Turner moved the market, and then the market moves back to the Market Turner's original price, the Market Turner retains priority at the original price. Market Turner priority cannot be established until after the opening transaction and/or the conclusion of the opening process and, once established, shall remain in effect until the conclusion of the trading session. The Market Turner overlay will never be in effect in conjunction with other priority overlays.

The Exchange may determine, on a class-by-class basis, to reduce the Market Turner priority to a percentage of each inbound order that is executable against the Market Turner. In such cases, the Market Turner may participate in the balance of an order after the Market Turner priority has been applied. To the extent the Market Turner order or quote is not fully exhausted; it shall retain Market Turner priority for subsequent inbound orders until the conclusion of the trading session.

(3) **Primary Lead Market Maker.** The Exchange may determine to grant Primary Lead Market Makers participation entitlements pursuant to the provisions of Rule 514(g). As indicated in Rule 514(g), the Primary Lead Market Maker participation entitlement may only be in effect when the Priority Customer Overlay is also in effect.

(4) **Directed Lead Market Maker.** The Exchange may determine to grant Directed Lead Market Makers participation entitlements pursuant to the provisions of Rule 514(h). As indicated in Rule 514(h), the Directed Lead Market Maker participation entitlement may only be in effect when the Priority Customer Overlay is also in effect.

(e) **Precedence of Market Maker Quotes and Orders for the Pro-Rata Allocation Method.** After executions resulting from Priority Overlays set forth in paragraph (d) above, when the pro-rata allocation method applies:

(1) If there is other interest at the NBBO, after all Priority Customer Orders (if any) at that price have been filled, executions at that price will be first allocated to other remaining Market Maker priority quotes, which have not received a participation entitlement, and have precedence over Professional Interest.

(2) If after all Market Maker priority quotes have been filled in accordance with (1) above and there remains interest at the NBBO, executions will be allocated to all Professional Interest at that price. Professional Interest is defined in Rule 100 and includes among other interest, Market Maker non-priority quotes (as described in Rule 517(b)(1)(iii)) and Market Maker orders in both assigned and non-assigned classes.

(f) **Quotes Interacting with Quotes**.

(1) **Locked Markets**. In the event that a Market Maker's quotes interact with the disseminated quote(s) of other Market Makers, resulting in a "locked" quote (e.g., $1.00 bid - 1.00 offer), a trade will occur immediately.

(i) If the quote locks or crosses the NBBO, the System will post the quote internally as if it locks the NBBO, but will display the incoming quote one Minimum Price Variation away from the NBBO. The incoming quote will remain available for execution up to its original bid or down to its original offer provided that the execution price does not violate the NBBO.

(ii) If a Market Maker submits a quote or order that locks or crosses its own quote or order on the other side of the market, the earlier of the two entries will be cancelled and the incoming quote or order will be available to trade with quotes or orders from other market participants.

(2) **Inverted Quotes.** The System will not disseminate an internally crossed market (i.e., the MIAX best bid is higher than the MIAX best offer). If a Market Maker submits a quote ("incoming quote") that would invert an existing quote ("existing quote") and (i) MIAX is at the NBBO, the System will execute the incoming quote against the existing quote or order at the existing quote or order limit price and update the market following the transaction; or (ii) if MIAX's quote is inferior to the NBBO, the System will post the quote internally as if it locks the NBBO, but will display the incoming quote one Minimum Price Variation away from the NBBO. The incoming quote will remain available for execution up to its original bid or down to its original offer provided that the execution price does not violate the NBBO.

(g) **Primary Lead Market Maker Participation Entitlements.** A Primary Lead Market Maker will be assigned by the Exchange in each option class in accordance with Rule 602. The Primary Lead Market Maker participation entitlements shall not be in effect unless the Priority Customer Overlay is in effect and the participation entitlements shall only apply to any remaining balance after Priority Customer orders have been satisfied. The Primary Lead Market Maker participation entitlements are as follows:

(1) For each incoming order, if the Primary Lead Market Maker has a priority quote at the NBBO, its participation entitlement is equal to the greater of (i) the proportion of the total size at the best price represented by the size of its quote, or (ii) sixty percent (60%) of the contracts to be allocated if there is only one (1) other Market Maker quotation at the NBBO and forty percent (40%) if there are two (2) or more other Market Maker quotes at the NBBO. For purposes of allocation, all Market Maker priority interest at a certain price level shall be aggregated and all Market Maker non-priority interest (including quotes and orders) at a certain price level shall be aggregated.

(2) Small size orders will be allocated in full to the Primary Lead Market Maker if the Primary Lead Market Maker has a priority quote at the NBBO. The Exchange will review this provision quarterly and will maintain the small order size at a level that will not allow small size orders executed by the Primary Lead Market Maker to account for more than 40% of the volume executed on the Exchange. Small size orders are defined as five (5) or fewer contracts.

(h) **Directed Lead Market Maker Participation Entitlements.** An Electronic Exchange Member may designate a Lead Market Maker ("Directed Lead Market Maker") on orders it enters into the System ("Directed Orders"). The Directed Lead Market Maker must have an appointment in the relevant option class at the time of receipt of the Directed Order to be eligible to receive the Directed Lead Market Maker participation entitlement. Only Priority Customer Orders will be eligible to be directed by an Electronic Exchange Member. The Directed Lead Market Maker participation entitlement shall not be in effect unless the Priority Customer Overlay is in effect and the participation entitlement shall only apply to any remaining balance after Priority Customer orders have been satisfied. The Directed Lead Market Maker participation entitlements are as follows:

(1) For each incoming order, if the Directed Lead Market Maker has a priority quote at the national best bid or offer ("NBBO"), its participation entitlement is equal to the greater of (i) the proportion of the total size at the best price represented by the size of its quote, or (ii) sixty percent (60%) of the contracts to be allocated if there is only one (1) other Market Maker quotation at the NBBO and forty percent (40%) if there are two (2) or more other Market Maker quotes at the NBBO, or (iii) one (1) contract. For purposes of allocation, all Market Maker priority interest at a certain price level shall be aggregated and all Market Maker non-priority interest (including quotes and orders) at a certain price level shall be aggregated.

(i) **Conditions of Participation Entitlements.** In allocating the participation entitlements set forth in Rule 514(g) to the Primary Lead Market Maker and Rule 514(h) to the Directed Lead Market Maker the following shall apply:

(1) In a class of options where both the Primary Lead Market Maker and the Directed Lead Market Maker participation entitlements are in effect and an Electronic Exchange Member has directed an order to a Lead Market Maker:

(i) if the Directed Lead Market Maker's priority quote is at the NBBO, the Directed Lead Market Maker's participation entitlement will supersede the Primary Lead Market Maker's participation entitlements for an order directed to a Lead Market Maker other than the Lead Market Maker who is the Primary Lead Market Maker, in which case the Primary Lead Market Maker's participation entitlements will supersede;

(ii) if the Directed Lead Market Maker's priority quote is not at the NBBO, the Primary Lead Market Maker's participation entitlement will apply to that order, provided the Primary Lead Market Maker's priority quote is at the NBBO: and

(iii) if neither the Directed Lead Market Maker's nor the Primary Lead Market Maker's priority quote is at the NBBO then executed contracts will be allocated in accordance with the pro-rata allocation methodology as described in paragraphs (c) and (e) above without regard to any participation entitlement.

(2) If an incoming order has not been directed to a Lead Market Maker by an Electronic Exchange Member, then the Primary Lead Market Maker's participation entitlement will apply to that order, provided the Primary Lead Market Maker's priority quote is at the NBBO.

(3) The participation entitlements shall not be in effect unless the Priority Customer Overlay is also in effect and the participation entitlements shall only apply to any remaining balance after Priority Customer orders have been satisfied.

(4) Neither the Primary Lead Market Maker nor the Directed Lead Market Maker may be allocated a total quantity greater than the quantity they are quoting at the execution price. If the Primary Lead Market Maker's or the Directed Lead Market Maker's allocation of an order pursuant to its participation entitlement is greater than its pro-rata share of priority quotes at the best price at the time that the participation entitlement is granted, neither the Primary Lead Market Maker nor the Directed Market Lead Maker shall receive any further allocation of that order.

(5) In establishing the counterparties to a particular trade, the participation entitlements must first be counted against the Primary Lead Market Maker's highest priority bids and offers or the Directed Lead Market Maker's highest priority bids or offers.

(6) These participation entitlements only apply to the allocation of executions among competing Market Maker priority quotes existing on the Book at the time the order is received by the Exchange. No market participant is allocated any portion of an execution unless it has an existing interest at the execution price. Moreover, no market participant can execute a greater number of contracts than is associated with its interest at a given price. Accordingly, the Primary Lead Market Maker and the Directed Lead Market Maker participation entitlements contained in this Rule are not guarantees.

[Adopted: December 3, 2012; amended May 1, 2013 (SR-MIAX-2013-20); amended July 19, 2013 (SR-MIAX-2013-21); amended July 23, 2013 (SR-MIAX-2013-34); amended June 14, 2017 (SR-MIAX-2017-21)]

Rule 515. Execution of Orders and Quotes

(a) **General.** Incoming orders and quotes and orders reevaluated pursuant to this Rule that are executable against orders and quotes in the System will be executed by the System in accordance with the following provisions, provided such orders and quotes will not be executed at prices inferior to the NBBO (as defined in Rules 100 and 1400(k)). Orders and quotes that could not be executed because the executions would be at prices inferior to the NBBO will be handled in accordance with the managed interest process for orders described in paragraph (c) below or in accordance with process for handling Market Maker orders and quotes described in paragraph (d) below.

(b) **Order or Quote Locks or Crosses the NBBO and the MBBO is at the NBBO.** If the MBBO is at the NBBO, upon receipt of an order or quote which locks or crosses the NBBO, the System will immediately execute the new incoming order or quote against the MBBO at or better than the MBBO price for a size which is the lesser of (1) the new incoming order or quote; or (2) the MBBO size.

(c) **Non-Market Maker Orders That Could Not Be Executed or Could Not Be Executed in Full at the Original NBBO Upon Receipt.** An incoming non-Market Maker order that could not be executed or could not be executed in full at the original NBBO upon receipt will be handled in accordance with the following provisions. In addition, non-Market Maker orders that are reevaluated by the System for execution pursuant to an order's price protection instructions that could not be executed or could not be executed in full at the NBBO at the time of reevaluation will be handled in accordance with the following provisions. The following paragraphs will apply to orders both (i) upon receipt by the System, and (ii) upon reevaluation by the System for execution and according to the price protections

designated on the order. The term “initiating order” will be used in the following paragraphs to refer to (i) the incoming order that could not be executed, (ii) the order reevaluated by the System for execution that could not be executed, or (iii) the remaining contracts of the incoming order or reevaluated order that could not be executed in full. The term “original NBBO” will be used in the following paragraphs to refer to the NBBO that existed at time of receipt of the initiating order or the NBBO at time of reevaluation of an order pursuant to this Rule.

(1) **Price Protection on Non-Market Maker Orders in Non-Proprietary Products**. The System will apply the following price protection process to all non-Market Maker orders received during a trading session. The price protection process prevents an order from being executed beyond the price designated in the order’s price protection instructions (the “price protection limit”). The price protection instructions are expressed in units of MPV away from the NBBO at the time of the order’s receipt, or the MBBO if the ABBO is crossing the MBBO. Market participants may designate price protection instructions on an order by order basis within a minimum and maximum number of MPVs away from the NBBO at the time of receipt, or the MBBO if the ABBO is crossing the MBBO. The minimum and maximum number of MPVs will be determined by the Exchange and announced to Members through a Regulatory Circular, provided that the minimum shall be no less than zero (0) MPVs and the maximum shall be no more than twenty (20) MPVs. If an order does not contain price protection instructions, the Exchange will assign a default price protection instruction, which will be within one (1) to five (5) MPVs away from the NBBO at the time of receipt, or the MBBO if the ABBO is crossing the MBBO, which default price protection instruction shall be determined by the Exchange and announced to Members through a Regulatory Circular. When triggered, the price protection process will cancel an order or the remaining contracts of an order. The System will not execute such orders at prices inferior to the current NBBO. The price protection process set forth in this paragraph (c)(1) will not apply to orders received (A) prior to the open or during a trading halt; or (B) during a prior trading session and that remain on the Book following the opening process (as described in Rule 503). Further, the price protection process set forth in this paragraph (c)(1) will not apply to Intermarket Sweep Orders (“ISO”), which will be handled in accordance with paragraph (g) below. Immediate or Cancel (“IOC”) orders will be handled in accordance with paragraph (e) below, and Fill-or-Kill (“FOK”) orders will be handled in accordance with paragraph (f) below. The System will handle Market Maker quotes and orders in accordance with paragraph (d) below.

(i) **Orders Eligible For Routing**. The System will seek to trade the initiating order to the extent possible at MIAX and route to the ABBO until the first of: (A) the order is fully executed; (B) the order has traded or routed to and including its price protection limit, at which any remaining contracts will be canceled; or (C) the order has traded or routed to and including its limit price, at which the System will display and book the initiating order at its limit price and will reevaluate the order for execution pursuant to this Rule. The System will not execute such orders at prices inferior to the current NBBO. The System will handle any routing of the order in accordance with the order routing provisions set forth in Rule 529.

(ii) **Managed Interest Process for Non-Routable Orders**.

(A) If the initiating order is non-routable (for example, the Public Customer order was marked “Do Not Route”) the order will never be routed outside of the Exchange regardless of prices displayed by away markets. A non-routable initiating order may execute on the Exchange at a price equal to or better than, but not inferior to, the ABBO. The System will not execute such orders at prices inferior to the current NBBO. The System will seek to trade the initiating order until the first of: (A) the order is fully executed; (B) the order has traded to and including its price protection limit at which any remaining contracts are canceled; or (C) the order has traded to and including its limit price at which the System will attempt to display and book the initiating order at its limit price and will reevaluate the order for execution pursuant to this Rule. If the limit price locks or crosses the current opposite side NBBO, the System will display the order one MPV away from the current opposite side NBBO, and book the order at a price that will lock the current opposite side NBBO. Should the NBBO price change to an inferior price level, the order’s Book price will continuously re-price to lock the new NBBO and the managed order’s displayed price

will continuously re-price one MPV away from the new NBBO until (i) the order has traded to and including its limit price, (ii) the order has traded to and including its price protection limit at which any remaining contracts are cancelled, (iii) the order is fully executed or (iv) the order is cancelled. If the Exchange receives a new order or quote on the opposite side of the market from the managed order that can be executed, the System will immediately execute the remaining contracts from the initiating order to the extent possible at the order's current Book price, provided that the execution price does not violate the current NBBO. If unexecuted contracts remain from the initiating order, the order's size will be revised and the MBBO disseminated to reflect the order's remaining contracts.

(B) When the System opens without an opening transaction, and instead opens by disseminating the Exchange's best bid and offer among quotes and orders that exist in the System at that time as described in Rule 503(f)(1), non-routable orders then in the System that cross the ABBO will be cancelled and are not included in the Managed Interest Process.

(2) **Price Protection on Non-Market Maker Orders in Proprietary Products**. The System will apply the following price protection process to all non-Market Maker orders received during a regular trading session that are larger than, and priced through, the opposite side NBBO. The price protection process provides exposure and time for market responses at defined price levels. A protection price limit is calculated by adding (subtracting) a set number of MPVs if the order is a buy (sell) to (i) the opposite side NBBO, (ii) the previous protection limit price; or (iii) in certain circumstances the limit price of same side joining interest after the expiration of the liquidity exposure process timer as discussed in paragraph (2)(i) below. The number of MPVs will be determined by the Exchange and announced to Members through a Regulatory Circular, provided that the minimum shall be no less than two (2) MPVs and the maximum shall be no more than twenty (20) MPVs. Further, the price protection process set forth in this paragraph (2) will not apply to Intermarket Sweep Orders (ISOs) or Auction or Cancel (AOC) orders.

(i) **Liquidity Exposure Process ("LEP") for Over-Sized Orders in Proprietary Products.** Interest that would be posted, managed, or would trade at a price more aggressive than the order's protected price will be subject to the LEP for over-sized orders in Proprietary Products. First, the System will broadcast a liquidity exposure message (which includes the symbol, side of the market, quantity of matched contracts, the imbalance quantity, "must fill" quantity, and price) to all subscribers of the Exchange's data feeds, and begin a timer, not to exceed three (3) seconds, as determined by the Exchange and announced via Regulatory Circular.

(A) **During the Liquidity Exposure Process.** During the LEP, the following provisions will apply:

(i) All market participants can respond to the liquidity exposure message broadcast during the LEP;

(ii) If the interest subject to the LEP is cancelled or fully traded, the LEP ends;

(iii) If the Exchange receives interest on the opposite side of the market from the initiating order that locks or crosses the Book price of the interest subject to the LEP, the interest will trade, with resting liquidity executed prior to joining liquidity;

(iv) If the Exchange receives interest on the same side of the market as the initiating order that is priced more aggressively (but not through the NBBO) than the Book price of the interest subject to the LEP, the interest will join the interest subject to the LEP at its Book Price;

(v) If the Exchange receives interest on the same side of the market as the initiating order that is priced more aggressively than the Book price of the interest subject to the LEP that also locks or crosses

the opposite side NBBO, the System will immediately terminate the timer and treat the new interest as joining liquidity for allocation purposes.

(B) **End of Liquidity Exposure Process.** At the end of the timer, the initiating order, resting liquidity, and any same side joining interest received during the timer will (i) be handled in accordance to this Rule, or (ii) trade against opposite side interest in the following sequence: Resting interest will be filled first, followed by joining interest in the order it was received; interest on the opposite side will be allocated in accordance to the Exchange's standard allocation, as defined in Exchange Rule 514, Priority of Quotes and Orders.

(3) **Liquidity Refresh Pause for Exhausted Market Maker Quotes.** The System will pause the market for a time period not to exceed one second to allow additional orders or quotes refreshing the liquidity at the MBBO to be received ("liquidity refresh pause") when at the time of receipt or reevaluation of the initiating order by the System: (A) the initiating order is a limit order or market order whose (1) limit price crosses the NBBO and (2) could only be partially executed; (B) a Market Maker quote was all or part of the MBBO when the MBBO is alone at the NBBO; and (C) the Market Maker quote was exhausted.

At the start of the liquidity refresh pause, the System will broadcast a liquidity refresh message to subscribers of the Exchange's data feeds, providing a description of the option and the size and side of the order and the exhausted MBBO price. In addition, during the liquidity refresh pause the System will display the remainder of the initiating order at the exhausted MBBO price, and on the opposite side of the market, the Exchange's next bid (or offer) as non-firm (or in the absence thereof, a price of zero with a size of zero). If the NBBO was crossed when the initiating order was received, the System will continue to process the initiating order in accordance with paragraph (c) of this Rule and will not pause the market or broadcast a liquidity refresh message.

(i) **During the Liquidity Refresh Pause**. During the liquidity refresh pause the following provisions will apply:

(A) All market participants can respond to the liquidity refresh message broadcast during the liquidity refresh pause;

(B) If the Exchange receives a new order or quote on the opposite side of the market from the initiating order's remaining contracts, which locks or crosses the original NBBO, the System will immediately execute the remaining contracts from the initiating order to the extent possible at the original NBBO price provided it does not trade at a price inferior to the current NBBO. If unexecuted contracts remain from the initiating order, the MBBO will be revised and disseminated to reflect the initiating order's displayed price and remaining size;

(C) If the Exchange receives a new order or quote on the same side of the market as the initiating order's remaining contracts, which locks or crosses the current NBBO, the liquidity refresh pause will be terminated early. The initiating order and any new order(s) or quote(s) on the same side of the market received during the liquidity refresh pause will be processed in the order in which they were received. Thus, the initiating order will be executed first and any additional order(s) or quote(s) will be executed in order of receipt;

(D) If all of the remaining contracts in the initiating order and any new order(s) or quote(s) on the same side of the market received during the liquidity refresh pause are traded or cancelled during the liquidity refresh pause, the liquidity refresh pause will be terminated early and normal trading will resume;

(E) If the Exchange receives an Immediate or Cancel ("IOC") or a Fill or Kill ("FOK") order on the same side of the market as the initiating order's remaining contracts, the System will immediately cancel the IOC and FOK orders unless the IOC or FOK order on the same side of the market as the initiating order locks or

crosses the opposite side NBBO, in which case the liquidity refresh pause will be terminated early. If the liquidity refresh pause was terminated due to the receipt of an IOC or FOK, the initiating order and any new order(s) or quote(s) on the same side of the market received during the liquidity refresh pause and the IOC or FOK will be processed in the order in which they were received, with the initiating order being processed first and the IOC or FOK being processed last;

(F) If the Exchange receives an Auction or Cancel ("AOC") order on the same side of the market as the initiating order's remaining contracts, the System will immediately reject the AOC order;

(G) If the Exchange receives an ISO on the same side of the market as the initiating order's remaining contracts, the liquidity refresh pause will be terminated early. If the liquidity refresh pause was terminated due to the receipt of an ISO, the initiating order and any new order(s) or quote(s) on the same side of the market received during the liquidity refresh pause and the ISO will be processed in the order in which they were received, with the initiating order being processed first and the ISO being processed last;

(H) If the NBBO becomes crossed during the pause, the pause will terminate immediately and the provisions following the end of the liquidity refresh pause will apply; and

(I) If the ABBO on the same side of the market as the initiating order crosses the original NBBO price, the liquidity refresh pause will be terminated early and normal trading will resume.

(ii) **End of the Liquidity Refresh Pause**. At the end of the timer, the initiating order and any same side joiners received during the timer will trade against opposite side interest in the order in which they were received at multiple price points up to the current NBBO. If at the end of the liquidity refresh pause all orders and quotes were not completely filled or cancelled, the System will reevaluate the order for execution pursuant to Rule 515 until exhausted.

(d) **Handling of Market Maker Orders and Quotes.**

(1) If a Market Maker order or quote could not be executed or could not be executed in full upon receipt, the System will continue to execute the Market Maker's order or quote at multiple prices until (i) the Market Maker's quote has been exhausted or its order has been completely filled; (ii) the executions have reached the Market Maker's limit price; or (iii) further executions will trade at a price inferior to the ABBO, whichever occurs first.

(2) For a Market Maker order or quote that locks or crosses the opposite side ABBO and the MBBO is inferior to the ABBO, the System will manage such order or quote in accordance with the following. Once the System can no longer execute the Market Maker's order or quote, the System will display the order or quote one MPV away from the current opposite side ABBO and book the order or quote at a price that will lock the current opposite side ABBO. Should the ABBO price change to an inferior price level, the Market Maker order or quote's Book price will continuously re-price to lock the new ABBO and the Market Maker order or quote's displayed price will continuously re-price one MPV away from the new ABBO, until the Market Maker order or quote reaches its original limit price, is fully executed or cancelled.

(3) (i) If the Exchange receives a new order or quote on the opposite side of the market from the Market Maker order or quote that can be executed, the System will immediately execute the remaining contracts from the Market Maker order or quote to the extent possible at the Market Maker order or quote's current Book bid or offer price, provided that the execution price does not violate the current NBBO.

(ii) If unexecuted contracts remain from the Market Maker's order or quote, the order or quote size will be revised and the MBBO disseminated to reflect the order or quote's remaining contracts.

(e) **Handling of Immediate-or-Cancel ("IOC") Orders.** As defined in Rule 516(c), an IOC order is a limit order that is to be executed in whole or in part upon receipt, with any portion not so executed cancelled. Market participants may designate price protection instructions on an order by order basis for IOC orders in the manner described in paragraph (c)(1) above. If an IOC order is executable against orders and quotes in the System and MIAX is the only exchange at the NBBO when an IOC order is received by the System, the System will execute the IOC order at the NBBO price or better and if the IOC order could not be executed in full the System may also execute the IOC order's remaining contracts at multiple prices not to exceed the IOC order's limit price or the order's price protection limit, provided the execution does not trade at a price inferior to the current ABBO. If other exchanges in addition to MIAX are also at the NBBO when the IOC order is received, the System will execute the IOC order at the NBBO price and cancel any remaining unexecuted contracts from the IOC order. If the MBBO is not at the NBBO at the time the IOC order is received or the IOC order is not executable against any orders or quotes in the System, the IOC order will be immediately cancelled.

(f) **Handling of Fill-or-Kill ("FOK") Orders.** As defined in Rule 516(b)(2), an FOK order is a limit order that is to be executed in its entirety at a single price upon receipt and if not so executed cancelled. Market participants may designate price protection instructions on an order by order basis for FOK orders in the manner described in paragraph (c)(1) above. If an FOK order is fully executable against orders and quotes in the System and MIAX is at the NBBO when an FOK order is received or reevaluated after the termination of a liquidity refresh pause by the System, the System will execute the FOK order at the NBBO price or better and if the FOK order could not be executed in full at a single price, the FOK order is cancelled. If the MBBO is not at the NBBO at the time the FOK order is received or reevaluated after the termination of a liquidity refresh pause or the FOK order is not fully executable against any orders or quotes in the System, the FOK order will be immediately cancelled.

(g) **Handling of Intermarket Sweep Orders and Intermarket Sweep eQuote ("ISOs").** As defined in Rule 516(f) and Rule 517(a)(2)(vi), ISOs are immediately executable in the System and are not eligible for routing to another exchange. As noted above, ISOs will not be handled in accordance with the price protection processes set forth in paragraph (c). The System will execute an ISO at multiple prices until (i) the ISO has been exhausted or its order has been completely filled; or (ii) the executions have reached the ISO's limit order price, whichever occurs first. Unexecuted contracts remaining from an ISO order will be immediately cancelled.

(h) **Crossing Orders.**

(1) Customer Cross Orders, as defined in Rule 516(i), are automatically executed upon entry provided that the execution (i) is at or between the best bid and offer on the Exchange; (ii) is not at the same price as a Priority Customer Order on the Exchange's Book; and (iii) will not trade at a price inferior to the NBBO. If trading interest exists on the MIAX Book that is subject to the liquidity refresh pause or managed interest process pursuant to Rule 515(c), or a route timer pursuant to Rule 529 when the Exchange receives a Customer Cross Order, the System will reject the Customer Cross Order. If trading interest exists that is subject to a PRIME Auction or PRIME Solicitation Auction pursuant to Rule 515A when the Exchange receives a Customer Cross Order, the System will reject the Customer Cross Order. Customer Cross Orders will be automatically canceled if they cannot be executed. Rule 520, Interpretation and Policy .01, applies to the entry and execution of Customer Cross Orders.

(2) Qualified Contingent Cross Orders, as defined in Rule 516(j), are automatically executed upon entry provided that the execution (i) is not at the same price as a Priority Customer Order on the Exchange's Book; and (ii) is at or between the NBBO. If trading interest exists on the MIAX Book that is subject to the liquidity refresh pause or managed interest process pursuant to Rule 515(c), or a route timer pursuant to Rule 529 when the Exchange receives

a Qualified Contingent Cross Order, the System will reject the Qualified Contingent Cross Order. If trading interest exists that is subject to a PRIME Auction or PRIME Solicitation Auction pursuant to Rule 515A when the Exchange receives a Qualified Contingent Cross Order, the System will reject the Qualified Contingent Cross Order. Qualified Contingent Cross Orders will be automatically canceled if they cannot be executed.

(3) **Complex Customer Cross ("cC2C") Orders**. cC2C Orders, as defined in Rule 518(b)(5), are automatically executed upon entry provided that the execution is at least $0.01 better than (inside) the icMBBO (as defined in Rule 518(a)(11)) price or the best net price of a complex order (as defined in Rule 518(a)(5)) on the Strategy Book (as defined in Rule 518(a)(17)), whichever is more aggressive. The System will reject a cC2C Order if, at the time of receipt of the cC2C Order: (i) the strategy is subject to a cPRIME Auction pursuant to Rule 515A, Interpretation and Policy .12 or to a Complex Auction pursuant to Rule 518(d); or (ii) any component of the strategy is subject to a SMAT Event as described in Rule 518(a)(16).

(A) cC2C Orders will be automatically canceled if they cannot be executed.

(B) cC2C Orders may only be entered minimum trading increments of $0.01.

(C) Rule 520, Interpretation and Policy .01, applies to the entry and execution of cC2C Orders.

(D) The Exchange will determine, on a class-by-class basis, the option classes in which cC2C Orders are available for trading on the Exchange, and will announce such classes to Members via Regulatory Circular.

(4) **Complex Qualified Contingent Cross ("cQCC") Orders**. cQCC Orders, as defined in Rule 518(b)(6), are automatically executed upon entry provided that, with respect to each option leg of the cQCC Order, the execution (i) is not at the same price as a Priority Customer Order on the Exchange's Book; and (ii) is at or between the NBBO. The System will reject a cQCC Order if, at the time of receipt of the cQCC Order: (i) the strategy is subject to a cPRIME Auction pursuant to Rule 515A, Interpretation and Policy .12 or to a Complex Auction pursuant to Rule 518(d); or (ii) any component of the strategy is subject to a SMAT Event as described in Rule 518(a)(16).

(A) cQCC Orders will be automatically canceled if they cannot be executed.

(B) cQCC Orders may only be entered in the minimum trading increments applicable to complex orders under Rule 518(c)(1)(i) or 518(c)(1)(ii) if the cQCC Order includes the stock component upon entry.

(C) The Exchange will determine, on a class-by-class basis, the option classes in which cQCC Orders are available for trading on the Exchange, and will announce such classes to Members via Regulatory Circular.

(D) A cQCC Order may be entered with or without the stock component. A cQCC Order entered without the stock component will be treated as a complex strategy with only option components. A cQCC Order entered with the stock component shall be subject to Rule 518.01. A Member that submits a cQCC Order to the Exchange (with or without the stock component) represents that such order satisfies the requirements of a qualified contingent trade (as described in Interpretations and Policies .01 of Rule 516) and agrees to provide information to the Exchange related to the execution of the stock component as determined by the Exchange and communicated via Regulatory Circular.

Interpretations and Policies:

.01 [Reserved]

.02 **Uncrossing of Orders and Quotes.**

(a) In the course of the Managed Interest Process for Non-Routable Orders as provided in subparagraph (c)(1)(ii), or the management of a Market Maker order or quote as provided in subparagraph (d) (such Non-Routable Orders and Market Maker orders and quotes, "Handled Interest"), if Handled Interest becomes tradable at multiple price points on MIAX due to the ABBO transitioning from a crossed state to an uncrossed state, the midpoint of the MBBO, rounded up to the nearest MPV if necessary, will be used for the initial trade price for the Handled Interest. If locking or crossing interest remains, the next trade occurs at the Book price of the interest with lesser size.

(b) Trades included in the Handled Interest will continue to occur until (i) all locking or crossing interest has been satisfied, (ii) the ABBO is reached at which time the interest will be managed according to subparagraph (c)(1)(ii) or subparagraph (d), as applicable, (iii) the Handled Interest's limit price is reached at which time any remaining contracts will be booked, or (iv) the Handled Interest's price protection limit is reached at which time any remaining contracts will be canceled.

(c) Trades included in the Handled Interest will then be handled as follows: (i) if the order or quote would lock or cross the current opposite side MBBO where the MBBO is the NBBO, the order or quote will be handled pursuant to the Managed Interest Process under Rule 515 (c)(1)(ii) and Rule 515(d).

.03 The System will cap individual responses received during a liquidity refresh pause timer on the opposite side from an the initiating order to the size of the initiating order and any same side joiners received during the liquidity refresh pause timer for purposes of pro-rata allocation against the initiating order and any same side joining interest received during the liquidity refresh pause.

.04 Immediately following the commencement of a trading halt pursuant to Rule 504 and at the end of each trading session, the System will cancel an order which was managed under this Rule where the order's price protection limit for a buy (sell) order is lower (higher) than the order's effective limit price. For purposes of this Rule, the effective limit price for: (i) a limit order will be the order's limit price; (ii) a market order to buy will be the maximum price permitted by the Exchange's System; and (iii) a market order to sell will be the lowest MPV as established by Rule 510 (either $.01 for option classes quoted and traded in increments as low as $.01, or $.05 for option classes quoted and traded in increments as low as $.05).

[Adopted: December 3, 2012; amended April 17, 2014 (SR-MIAX-2014-08); amended May 20, 2014 (SR-MIAX-2014-17); amended August 4, 2014 (SR-MIAX-2014-28); amended June 11, 2015 (SR-MIAX-2015-19); amended January 20, 2016 (SR-MIAX-2016-03); amended March 3, 2017 (SR-MIAX-2017-12); amended July 12, 2017 (SR-MIAX-2017-19); amended February 15, 2019 (SR-MIAX-2018-35); amended March 1, 2019 (SR-MIAX-2019-06); amended July 18, 2019 (SR-MIAX-2019-30); amended December 3, 2019 (SR-MIAX-2019-48); amended May 3, 2022 (SR-MIAX-2022-17)]

Rule 515A. MIAX Price Improvement Mechanism ("PRIME") and PRIME Solicitation Mechanism

(a) **Price Improvement Mechanism ("PRIME")**. PRIME is a process by which a Member may electronically submit for execution ("Auction") an order it represents as agent ("Agency Order") against principal interest, and/or an Agency Order against solicited interest.

(1) **Auction Eligibility Requirements.** A Member (the "Initiating Member") may initiate an Auction provided all of the following are met:

(i) the Agency Order is in a class designated as eligible for PRIME as determined by the Exchange and within the designated Auction order eligibility size parameters as such size parameters are determined by the Exchange;

(ii) the Initiating Member must stop the entire Agency Order as principal or with a solicited order at the better of the NBBO or the Agency Order's limit price (if the order is a limit order); and

(iii) with respect to Agency Orders that have a size of less than 50 contracts, if at the time of receipt of the Agency Order, the NBBO has a bid/ask differential of $0.01, the System will reject the Agency Order.

(2) **Auction Process.** Only one Auction may be ongoing at any given time in an option and Auctions in the same option may not queue or overlap in any manner. The System will reject an Agency Order if, at the time of receipt of the Agency Order, the option is in an Auction or is a component of a complex strategy that is the subject of a cPRIME Auction, as defined below, or a Complex Auction pursuant to Rule 518(d). The Auction may not be cancelled and shall proceed as follows:

(i) **Auction Period and Request for Responses (RFRs).**

(A) To initiate the Auction, the Initiating Member must mark the Agency Order for Auction processing, and specify (i) a single price at which it seeks to cross the Agency Order (with principal interest and/or a solicited order) (a "single-price submission"), including whether the Initiating Member elects to have last priority in allocation, or (ii) that it is willing to automatically match ("auto-match") as principal the price and size of all Auction responses up to an optional designated limit price in which case the Agency Order will be stopped at the better of the NBBO, or the Agency Order’s limit price. For both single price submissions and auto-match, if the MBBO on the same side of the market as the Agency Order represents a limit order on the Book, the stop price must be at least $0.01 increment better than the booked order’s limit price. Once the Initiating Member has submitted an Agency Order for processing pursuant to this subparagraph, such submission may not be modified or cancelled. For both a single price submission and auto-match, the stopped price specified by the Initiating Member on the Agency Order shall be the “initiating price” for the Auction.

(B) When the Exchange receives a properly designated Agency Order for auction processing, a Request for Responses ("RFR") detailing the option, side, size, and initiating price will be sent to all subscribers of the Exchange’s data feeds.

(C) The RFR will last for a period of time, as determined by the Exchange and announced through a Regulatory Circular. The RFR will be no less than 100 milliseconds and no more than 1 second.

(D) Members may submit responses to the RFR (specifying prices and sizes). RFR responses shall be an Auction or Cancel (“AOC”) order or an AOC eQuote. The System will reject RFR responses submitted with a price that is not equal to or better than the initiating price.

(E) RFR responses shall not be visible to other Auction participants, and shall not be disseminated to OPRA.

(F) The minimum price increment for RFR responses and for the Initiating Member’s submission shall be $0.01 increment, regardless if the class trades in another increment.

(G) An RFR response with a size greater than the size of the Agency Order will be capped at the size of the Agency Order.

(H) RFR responses may be cancelled.

(ii) **Conclusion of Auction**. The Auction shall conclude at the sooner of (A) through (G) below with the Agency Order executing pursuant to paragraph (iii) below.

(A) The end of the RFR period;

(B) Upon receipt by the System of an unrelated order (in the same option as the Agency Order) on the opposite side of the market from the RFR responses, that is marketable against either the NBBO, the initiating price, or the RFR responses;

(C) Upon receipt by the System of an unrelated order (in the same option as the Agency Order) on the same side of the market as the RFR responses, that is marketable against the NBBO.

(D) Upon receipt by the System of an unrelated limit order (in the same option as the Agency Order) on the opposite side of the market from the Agency Order that improves any RFR response;

(E) Any time an RFR response matches the NBBO on the opposite side of the market from the RFR responses;

(F) Any time there is a quote lock in the subject option on the Exchange pursuant to Rule 1402; or

(G) Any time there is a trading halt in the option on the Exchange.

(iii) **Order Allocation**. At the conclusion of the Auction, the Agency Order will be allocated at the best price(s) pursuant to the matching algorithm in effect for the class subject to the following:

(A) Such best prices include non-Auction quotes and orders.

(B) Priority Customer orders resting on the Book before, or that are received during, the Response Time Interval and Priority Customer RFR responses shall, collectively have first priority to trade against the Agency Order. The allocation of an Agency Order against the Priority Customer orders resting in the Book, Priority Customer orders received during the Response Time Interval, and Priority Customer RFR responses shall be in the sequence in which they are received by the System.

(C) Market Maker priority quotes and RFR responses from Market Makers with priority quotes will collectively have second priority. The allocation of Agency Orders against these contra sided quotes and RFR responses shall be on a size pro rata basis as defined in Rule 514(c)(2). Notwithstanding the foregoing, at the conclusion of an Auction for an ISO PRIME order, the allocation of Agency Orders at the final Auction price shall be: (i) to Market Makers that traded in the associated ISO sweep, for up to the full size of such Market Makers' refreshed priority quotes, as well as any RFR responses submitted by those Market Makers; (ii) to those Market Makers with quotes at the Auction start price that were resting and any RFR responses submitted by those Market Makers at the final Auction price; and (iii) to all other Market Makers that did not trade in the associated ISO sweep and did not have resting quotes at the Auction start price with joining interest at the final Auction price that was submitted during the Auction. If two or more Market Makers are entitled to priority under (i), (ii) or (iii) above, priority will be afforded to the extent practicable on a pro-rata basis.

(D) Professional Interest orders resting in the Book, Professional Interest orders placed in the Book during the Response Time Interval, Professional Interest quotes, and Professional Interest RFR responses will collectively have third priority. The allocation of Agency Orders against these contra sided orders and RFR Responses shall be on a size pro rata basis as defined in Rule 514(c)(2).

(E) No participation entitlement shall apply to orders executed pursuant to this Rule.

(F) If an unrelated market or marketable limit order on the opposite side of the market as the Agency Order was received during the Auction and ended the Auction, such unrelated order shall trade against the Agency Order at the midpoint of the best RFR response (or in the absence of a RFR response, the initiating price) and the NBBO on the other side of the market from the RFR responses (rounded towards the disseminated quote when necessary).

(G) If an unrelated non-marketable limit order on the opposite side of the market as the Agency Order was received during the Auction and ended the Auction, such unrelated order shall trade against the Agency Order at the midpoint of the best RFR response and the unrelated order's limit price (rounded towards the unrelated order's limit price when necessary).

(H) Notwithstanding (a)(2)(iii)(C), or (D) above, if the best price equals the Initiating Member's single-price submission, the Initiating Member's single-price submission shall be allocated the greater of one contract or a certain percentage of the Agency Order, which percentage will be determined by the Exchange and may not be larger than 40%, subject to the provisions of Interpretations and Policies .10 below. However, if only one Member's response (subject to the provisions of Interpretations and Policies .11 below) matches the Initiating Member's single price submission then the Initiating Member may be allocated up to 50% of the Agency Order, subject the provisions of Interpretations and Policies .10 below. Thereafter, contracts shall be allocated among remaining quotes, orders and auction responses (i.e., interests other than the Initiating Member) at the single price submission price in accordance with the matching algorithm in effect for the affected class as described in sub-paragraph (a)(2)(iii) above. If all Member responses are filled (i.e., no other interest remains at the single-price submission price), any remaining contracts will be allocated to the Initiating Member at the single-price submission price.

(I) Notwithstanding (a)(2)(iii)(C), or (D) above, if the Initiating Member selected the auto-match option of the Auction, the Initiating Member shall be allocated its full size of RFR responses at each price point up to the designated limit price or until a price point is reached where the balance of the Agency Order can be fully executed (the “final auto-match price point”). At the final auto-match price point, the Initiating Member shall be allocated the greater of one contract or a certain percentage of the remainder of the Agency Order, which percentage will be determined by the Exchange and may not be larger than 40%, subject the provisions of Interpretations and Policies .10 below. However, if only one Member’s response (subject to the provisions of Interpretations and Policies .11 below) matches the Initiating Member's submission at the final auto-match price point, then the Initiating Member may be allocated up to 50% of the remainder of the Agency Order at the final auto-match price point, subject the provisions of Interpretations and Policies .10 below. Thereafter, contracts shall be allocated among remaining quotes, orders and auction responses (i.e., interest other than the Initiating Member) at the final auto-match price point in accordance with the matching algorithm in effect for the affected class as described in sub-paragraph (a)(2)(iii) above. If all Member responses are filled (i.e., no other interest remains), any remaining contracts will be allocated to the Initiating Member at the designated limit price described in sub-paragraph (a)(2)(i)(A) above.

(J) Notwithstanding (a)(2)(iii)(C), (D) above, provided the Auction is not for an ISO PRIME order, if the Auction does not result in price improvement over the Exchange's disseminated price at the time the Auction began, resting unchanged quotes or orders that were disseminated at the best price before the Auction began shall have priority after any Priority Customer order priority and the Initiating Member's priority (40%) have been

satisfied. Any unexecuted balance on the Agency Order shall be allocated to RFR responses provided that those RFR responses will be capped to the size of the original order and that the Initiating Member may not participate on any such balance unless the Agency Order would otherwise go unfilled.

(K) If the final Auction price locks a Priority Customer order on the Book on the same side of the market as the Agency Order, then, unless there is sufficient size in the Auction responses to execute both the Agency Order and the booked Priority Customer order (in which case they will both execute at the final Auction price), the Agency Order will execute against the RFR responses at $0.01 increment worse than the final Auction price (towards the opposite side of the Agency Order) against the Auction participants that submitted the final Auction price and any balance shall trade against the Priority Customer order in the Book at such order's limit price.

(L) If the Initiating Member elected to have last priority in allocation when submitting an Agency Order to initiate an Auction against a single-price submission, the Initiating Member will be allocated only the amount of contracts remaining, if any, after the Agency Order is allocated to all other responses at the single price specified by the Initiating Member.

(M) If an unexecuted balance remains on the Auction responses after the Agency Order has been executed and such balance could trade against any unrelated order(s) that caused the Auction to conclude, then the RFR balance will trade against the unrelated order(s) on a size pro rata basis as defined in Rule 514(c)(2).

(b) **PRIME Solicitation Mechanism**. A Member that represents agency orders may electronically execute orders it represents as agent (“Agency Order”) against solicited orders provided it submits both the Agency Order and solicited orders for electronic execution into the PRIME Solicitation Mechanism (“Solicitation Auction”) pursuant to this Rule.

(1) **Solicitation Auction Eligibility Requirements**. A Member (the "Initiating Member") may initiate a Solicitation Auction provided all of the following are met:

(i) The Agency Order is in a class designated as eligible for Solicitation Auctions as determined by the Exchange and within the designated Solicitation Auction order eligibility size parameters as such size parameters are determined by the Exchange (however, the eligible order size may not be less than 500 standard option contracts or 5,000 mini-option contracts);

(ii) Each order entered into the Solicitation Auction shall be designated as all-or-none; and

(iii) The minimum price increment for an Initiating Member's single price submission shall be $0.01 increment.

(2) **Solicitation Auction Process**. The Solicitation Auction shall proceed as follows:

(i) **Solicitation Auction Period and Requests for Responses (RFRs)**.

(A) To initiate the Solicitation Auction, the Initiating Member must mark the Agency Order for Solicitation Auction processing, and specify a single price at which it seeks to cross the Agency Order with a solicited order which shall be the “initiating price” for the Solicitation Auction.

(B) When the Exchange receives a properly designated Agency Order for Solicitation Auction processing, a RFR message indicating the option, side, size, and initiating price will be sent to all subscribers of the Exchange’s data feeds.

(C) Members may submit responses to the RFR (specifying prices and sizes) during the response period. RFR responses shall be an Auction or Cancel ("AOC") order or an AOC eQuote. The RFR will last for a period of time, as determined by the Exchange and announced through a Regulatory Circular. The RFR will be no less than 100 milliseconds and no more than 1 second.

(D) RFR responses shall not be visible to other Solicitation Auction participants, and shall not be disseminated to OPRA.

(E) The minimum price increment for responses shall be the same as provided in subparagraph (b)(1)(iii) above.

(F) A response with a size greater than the size of the Agency Order will be capped at the size of the Agency Order.

(G) RFR responses may be cancelled.

(ii) **Solicitation Auction Conclusion**. The Solicitation Auction shall conclude at the sooner of:

(A) The end of the RFR period;

(B) Upon receipt by the System of an unrelated order (in the same option as the Agency Order) on the opposite side of the market from the RFR responses, that is marketable against either the NBBO, the initiating price, or the RFR responses;

(C) Upon receipt by the System of an unrelated order (in the same option as the Agency Order) on the same side of the market as the RFR responses, that is marketable against the NBBO.

(D) Upon receipt by the System of an unrelated limit order (in the same option as the Agency Order on the opposite side of the market as the Agency Order that improves any RFR response;

(E) Any time an RFR response matches the NBBO on the opposite side of the market from the RFR responses;

(F) Any time there is a quote lock on the Exchange pursuant to Rule 1402; or

(G) Any time there is a trading halt in the option on the Exchange.

(iii) **Order Allocation**. At the conclusion of the Solicitation Auction, the Agency Order will be automatically executed in full and allocated subject to the following provisions, or cancelled. The Agency Order will be executed against the solicited order at the proposed execution price, provided that:

(A) The execution price must be equal to or better than the NBBO. If the execution would take place outside the NBBO, the Agency Order and solicited order will be cancelled;

(B) There are no Priority Customer orders resting in the Book on the opposite side of the Agency Order at the proposed execution price.

1) If there are Priority Customer orders and there is sufficient size (considering all resting orders, quotes and responses) to execute the Agency Order, the Agency Order will be executed against these

interests and the solicited order will be cancelled. The Agency Order will be allocated at the best price(s) pursuant to the matching algorithm in effect for the class.

2) If there are Priority Customer orders and there is not sufficient size (considering all resting orders, quotes and responses), both the Agency Order and the solicited order will be cancelled; and

(C) There is insufficient size to execute the Agency Order at an improved price(s).

1) If there is sufficient size (considering all resting orders, quotes and responses) to execute the Agency Order at an improved price(s) that is equal or better than the NBBO, the Agency Order will execute at the improved price(s) and the solicited order will be cancelled. The Agency Order will be allocated at the best price(s) pursuant to the matching algorithm in effect for the class.

Interpretations and Policies:

.01 It shall be considered conduct inconsistent with just and equitable principles of trade, in accordance with Rule 301, for any Member to enter orders, quotes, Agency Orders, or other responses for the purpose of disrupting or manipulating the Auction. Such conduct includes, but is not limited to, engaging in a pattern or practice of submitting unrelated orders that cause an Auction to conclude before the end of the RFR period and engaging in a pattern of conduct where the Member submitting the Agency Order into the PRIME breaks up the Agency Order into separate orders for two (2) or fewer contracts for the purpose of gaining a higher allocation percentage than the Member would have otherwise received in accordance with the allocation procedures contained in paragraph (a)(2)(iii) or (b)(2)(iii) above.

.02 The Auction and the Solicitation Auction may only be used to execute bona fide crossing transactions. Using the Auction and the Solicitation Auction for any other means, including but not limited to, market or price manipulation, shall be considered conduct inconsistent with just and equitable principles of trade in accordance with Rule 301.

.03 For executions pursuant to paragraph (b) above, prior to entering Agency Orders into the PRIME on behalf of customers, Initiating Members must deliver to the customer a written notification informing the customer that his order may be executed using the PRIME. The written notification must disclose the terms and conditions contained in this Rule 515A and be in a form approved by the Exchange.

.04 Members may enter contra orders that are solicited. The PRIME provides a facility for Members that locate liquidity for their customer orders. Members may not use the Solicitation Auction to circumvent Rule 520 limiting principal transactions. This may include, but is not limited to, Members entering contra orders that are solicited from (a) affiliated broker-dealers, or (b) broker-dealers with which the Member has an arrangement that allows the Member to realize similar economic benefits from the solicited transaction as it would achieve by executing the customer order in whole or in part as principal. Additionally, solicited contra orders entered by Members to trade against Agency Orders may not be for the account of a MIAX Market Maker assigned to the options class.

.05 Any determinations made by the Exchange pursuant to this Rule such as eligible classes and order size parameters shall be communicated in a Regulatory Circular.

.06 If trading interest exists on the MIAX Book that is subject to the managed interest process pursuant to Rule 515(c) or a route timer pursuant to Rule 529 for the option on the opposite of side of the market as the Agency Order and when the MBBO is equal to the NBBO, the Agency Order will be automatically executed against the managed interest or route timer interest if the execution would be at a price equal to or better than the initiating price of the Agency Order. If the Agency Order is not fully executed after the managed interest or route timer interest is fully exhausted

and is no longer at a price equal to the initiating price of the Agency Order, the Auction will be initiated for the balance of the order as provided in this rule. With respect to any portion of an Agency Order that is automatically executed against managed interest or route timer interest pursuant to this paragraph .06, the exposure requirements contained in Rule 520(b) and (c) will not be satisfied just because the member utilized the PRIME.

.07 If trading interest exists on the MIAX Book that is subject to the managed interest process pursuant to Rule 515(c) or a route timer pursuant to Rule 529 for the option on the same side of the market as the Agency Order, the Agency Order will be rejected by the System prior to initiating an Auction or a Solicitation Auction. If trading interest exists on the MIAX Book that is subject to the liquidity refresh pause pursuant to Rule 515(c) for the option on the same side or opposite side of the market as the Agency Order, the Agency Order will be rejected by the System prior to initiating an Auction or a Solicitation Auction.

.08 **ISO PRIME Order.** An ISO PRIME order ("ISO PRIME") is the transmission of two orders for crossing pursuant to this Rule without regard for better priced Protected Bids or Protected Offers (as defined in Rule 1400) because the Member transmitting the ISO PRIME to the Exchange has, simultaneously with the routing of the ISO PRIME, routed one or more ISOs, as necessary, to execute against the full displayed size of any Protected Bid or Protected Offer that is superior to the starting PRIME auction price and has swept all interest in the Exchange's Book priced better than the proposed auction starting price. Any execution(s) resulting from such sweeps shall accrue to the PRIME order.

.09 If the market is locked or crossed as defined in Rule 1402 for the option, the Agency Order will be rejected by the System prior to initiating an Auction or a Solicitation Auction.

.10 When determining the 40% or 50% Initiating Member allocation under sub-paragraph (a)(2)(iii)(H) or (I) above, the System will round the number of contracts to which the Initiating Member is entitled to the nearest whole number (up or down). If the allocation results in a remainder of exactly one-half contract (.50000), then the System will round the number of contracts to which the Initiating Member is entitled up to the next higher whole number.

.11 When calculating the number of Member's responses that match the Initiating Member's single price submission under sub-paragraph (a)(2)(iii)(H) and the final auto-match price point under sub-paragraph (a)(2)(iii)(I) of this Rule, the System will not include in such calculation: (i) any Priority Customer Auction Response and/or unrelated Priority Customer interest that has been executed, or (ii) any Member's response (including unrelated orders and quotes) executed at a better price.

.12 **PRIME for Complex Orders.** Unless otherwise provided in this Interpretations and Policies .12 or unless the context otherwise requires, the provisions of Rule 515A(a) above shall be applicable to the trading of complex orders (as defined in Rule 518) in the PRIME. The Exchange will determine, on a class-by-class basis, the option classes in which complex orders are available for trading in the PRIME on the Exchange, and will announce such classes to Members via Regulatory Circular.

(a) Members may use PRIME to execute complex orders at a net price. "cPRIME" is the process by which a Member may electronically submit a "cPRIME Order" (as defined in Rule 518(b)(7)) it represents as agent (a "cPRIME Agency Order") against principal or solicited interest for execution (a "cPRIME Auction"), subject to the following:

(i) The initiating price for a cPRIME Agency Order must be better than (inside) the icMBBO for the strategy and any other complex orders on the Strategy Book. The System will reject cPRIME Agency Orders submitted with an initiating price that is equal to or worse than (outside) the icMBBO or any other complex orders on the Strategy Book.

(ii) Members may enter RFR responses on the opposite side of the market from the cPRIME Agency Order at net prices, and bids and offers for complex orders may participate in the execution of an order as provided in this Rule 515A.

(iii) Except as provided in sub-paragraph (c) below, with respect to bids and offers for the individual legs of a complex strategy that trade against the cPRIME Agency Order, the order allocation rules contained in Rule 514 will apply.

(iv) If an improved net price for the complex order being executed can be achieved from bids and offers for the individual legs of the complex order in the simple market, and the complex order is otherwise eligible for Legging pursuant to Rule 518(c)(2)(iii), the Strategy being matched will receive an execution at the better net price.

(v) All references to the NBBO in Rule 515A are inapplicable.

(b) The System will reject a cPRIME Agency Order if, at the time of receipt of the cPRIME Agency Order:

(i) the strategy is subject to a cPRIME Auction pursuant to Rule 515A, Interpretations and Policies .12 or to a Complex Auction pursuant to Rule 518(d);

(ii) any component of the strategy is subject to a SMAT Event as described in Rule 518(a)(16); or

(iii) any component of the strategy is subject to the managed interest process described in Rule 515(c)(1)(ii).

(c) Notwithstanding the provisions of this Rule 515A with respect to PRIME, the following shall apply to cPRIME Orders only:

(i) The RFR period for cPRIME Auctions shall be independent from the RFR period for PRIME Auctions and shall last for a period of time set forth in Rule 515A(a)(2)(i)(C).

(ii) Participants that submit simple orders that are executed as individual legs of complex orders at the net execution price point will be allocated contracts only after all complex interest at such price point have received allocations.

(iii) The size and bid/ask differential provisions contained in Rule 515A(a)(1)(iii) shall not apply to cPRIME Orders.

(iv) The conclusion of auction provisions contained in Rule 515A(a)(2)(ii) shall not apply to cPRIME Auctions.

(v) The order allocation provisions contained in Rule 515A(a)(2)(iii) shall apply to cPRIME Auctions, provided that all references to contracts shall be deemed to be references to complex strategies as defined in Rule 518(a)(6).

(vi) The provisions contained in Interpretations and Policies .06 and .07 of this Rule shall not apply to cPRIME Auctions.

(d) A cPRIME Auction shall conclude at the sooner of (i) through (vii) below with the cPRIME Agency Order executing pursuant to Rule 515A(2)(iii) below:

(i) the end of the RFR period;

(ii) a cAOC eQuote (as defined in Rule 518, Interpretations and Policies .02(c)(1)) or cAOC Order (as defined in Rule 518(b)(3)) on the opposite side of the market from the cPRIME Agency Order locks or crosses (A) the icMBBO, or (B) the best net price of a complex order in the same strategy on the Strategy Book, whichever is more aggressive;

(iii) unrelated interest on the same side of the market as the cPRIME Agency Order locks or crosses the best price on the opposite side of the market;

(iv) unrelated interest on the opposite side of the market from the cPRIME Agency Order:

(A) locks or crosses (1) the icMBBO, or (2) the best net price of a complex order in the same strategy on the Strategy Book, whichever is more aggressive; or

(B) improves the price of any RFR response.

(v) a simple order or quote in a component of the strategy on either side of the market as the cPRIME Agency Order locks or crosses the NBBO for such component;

(vi) a simple order or quote in a component of the strategy, eligible to rest on the Simple Order Book, is received on the same side of the market as the cPRIME Agency Order and causes the icMBBO to lock or cross the best price opposite the cPRIME Agency Order;

(vii) a simple order or quote in a component of the strategy, eligible to rest on the Simple Order Book, is received on the opposite side of the market from the cPRIME Agency Order and causes the icMBBO to lock or cross the initiating price.

[Adopted: April 23, 2014 (SR-MIAX-2014-09); amended June 5, 2014 (SR-MIAX-2014-23); amended October 31, 2014 (SR-MIAX-2014-56); amended May 13, 2015 (SR-MIAX-2015-36); amended July 16, 2015 (SR-MIAX-2015-48); amended July 8, 2016 (SR-MIAX-2016-19); amended January 18, 2017 (SR-MIAX-2016-46); amended June 15, 2017 (SR-MIAX-2017-16); amended June 16, 2017 (SR-MIAX-2017-22); amended July 12, 2017 (SR-MIAX-2017-19); amended July 13, 2017 (SR-MIAX-2017-34); amended November 23, 2018 (SR-MIAX-2018-27); amended July 22, 2020 (SR-MIAX-2020-19); amended October 19, 2020 (SR-MIAX-2020-31); amended October 25, 2021 (SR-MIAX-2021-40)]

Rule 516. Order Types Defined

It should be noted that some of the order types defined below are valid only during certain portions of the trading day (e.g., Opening Orders) or during certain events (e.g., Auction or Cancel Orders). If a Member submits an order type during a time period when the order type is not valid, the System will reject the order. It should also be noted that not all of the order types listed and described in this rule will be initially available for use on the Exchange. The Exchange will issue a Regulatory Circular listing which order types, among the order types set forth below, are available. Additional Regulatory Circulars will be issued as additional order types, among those order types set forth below, become available for use on the Exchange. Regulatory Circulars will also be issued when an order type that had been in usage on the Exchange will no longer be available for use.

(a) **Market Order.** A market order is an order to buy or sell a stated number of option contracts at the best price available at the time of execution.

(b) **Limit Orders**. A limit order is an order to buy or sell a stated number of option contracts at a specified price or better.

(1) **Marketable Limit Orders.** A marketable limit order is a limit order to buy (sell) at or above (below) the best offer (bid) on the Exchange.

(2) **Fill-or-Kill Orders.** A fill-or-kill order is a limit order that is to be executed in its entirety at a single price as soon as it is received and, if not so executed is cancelled. A fill-or-kill order is not valid during the opening rotation process described in Rule 503.

(3) **Non-displayed Penny Orders.** A non-displayed penny order is a limit order that specifies a one-cent price increment in an option contract that has a Minimum Price Variation pursuant to Rule 510 that is larger than one-cent. Non-displayed penny orders shall be available for execution at the stated limit price, but shall only be displayed to market participants and the public at the Minimum Price Variation for the option class. The displayed price of a non-displayed penny order will be the closest Minimum Price Variation that does not violate the limit price. The Exchange shall designate which qualifying option classes shall be eligible for non-displayed penny orders through the issuance of a Regulatory Circular. A limit order received by the Exchange with a limit price in a one cent increment will be rejected by the Exchange if the option contract is in a class that has an MPV pursuant to Rule 510 larger than one cent and has not been designated by the Exchange as being eligible for non-displayed penny orders. Notwithstanding the foregoing, limit orders that specify a one cent increment in an option contract eligible for a Minimum Price Variation pursuant to Rule 510(c) (i.e., the Penny Interval Program) will be displayed at its limit price in accordance with that program or if the limit price would lock or cross the NBBO, be handled in accordance with the managed interest process described in Rule 515(c)(1)(ii). There are no ”non-displayed” penny orders in an option contract that has a one-cent Minimum Price Variation pursuant to Rule 510(c) (i.e., the Penny Interval Program).

(4) **Auction or Cancel Orders.** An Auction-or-Cancel or “AOC” order is a limit order used to provide liquidity during a specific Exchange process (such as the Opening Imbalance process described in Rule 503) with a time in force that corresponds with that event. AOC orders are not displayed to any market participant, are not included in the MBBO and therefore are not eligible for trading outside of the event, may not be routed, and may not trade at a price inferior to the away markets.

(c) **Immediate-or-Cancel Orders.** An immediate-or-cancel order is an order that is to be executed in whole or in part upon receipt. Any portion not so executed is cancelled. An immediate-or-cancel order is not valid during the opening rotation process described in Rule 503.

(d) **WAIT Orders.** “WAIT” shall mean for orders so designated, that upon entry into the System, the order is held for one second without processing for potential display and/or execution. After one second, the order is processed for potential display and/or execution in accordance with all order entry instructions as determined by the entering party.

(e) **Attributable Order**. An Attributable Order is a market or limit order which displays the user firm ID for purposes of trading on the Exchange. Use of Attributable Orders is voluntary. Attributable Orders entered into the Exchange System will be available for execution but may not display the user firm ID for all Exchange processes. The Exchange will issue a Regulatory Circular specifying the Exchange processes and the class(es) of securities for which the Attributable Order type shall be available.

(f) **Intermarket Sweep Order.** An Intermarket Sweep Order or “ISO”, as defined in Rule 1400(i), is a limit order that is designated by a Member as an ISO in the manner prescribed by the Exchange, and is executed within the System by Members without respect to Protected Quotations of other Eligible Exchanges as defined in Rule 1400(q) and (g). ISOs are immediately executable within the System and shall not be eligible for routing. ISOs that are not designated as immediate or cancel will be cancelled by the System if not executed upon receipt. Simultaneously with the routing of an ISO to the System, one or more additional limit orders, as necessary, are routed by the entering Member to

execute against the full displayed size of any Protected Bid or Protected Offer (as defined in Rule 1400(p)) in the case of a limit order to sell or buy with a price that is superior to the limit price of the limit order identified as an ISO. These additional routed orders must be identified as ISOs. An ISO is not valid during the opening rotation process described in Rule 503.

(g) **Do Not Route Order.** A Do Not Route or “DNR" order is an order that will never be routed outside of the Exchange regardless of the prices displayed by away markets. A DNR order may execute on the Exchange at a price equal to or better than, but not inferior to, the best away market price but, if that best away market remains, the DNR order will be handled in accordance with the managed interest process described in Rule 515(c)(1)(ii).

(h) **Opening Order.** An Opening or “OPG” Order is an order that is valid only for the opening process.

(i) **Customer Cross Order.** A Customer Cross Order is comprised of a Priority Customer Order to buy and a Priority Customer Order to sell at the same price and for the same quantity. A Customer Cross Order is not valid during the opening rotation process described in Rule 503.

(j) **Qualified Contingent Cross Order**. A Qualified Contingent Cross Order is comprised of an originating order to buy or sell at least 1,000 contracts, or 10,000 mini-option contracts, that is identified as being part of a qualified contingent trade, as that term is defined in Interpretations and Policies .01 below, coupled with a contra-side order or orders totaling an equal number of contracts. A Qualified Contingent Cross Order is not valid during the opening rotation process described in Rule 503.

(k) **Day Limit Order.** A Day Limit Order is an order to buy or sell which, if not executed, expires at the end of trading in the security on the day on which it was entered.

(l) **Good ‘Til Cancelled Order**. A Good ‘til Cancelled or “GTC” Order is an order to buy or sell which remains in effect until it is either executed, cancelled or the underlying option expires.

Interpretations and Policies:

.01 A “qualified contingent trade” is a transaction consisting of two or more component orders, executed as agent or principal, where:

(a) At least one component is an NMS Stock, as defined in Rule 600 of Regulation NMS under the Exchange Act;

(b) all components are effected with a product or price contingency that either has been agreed to by all the respective counterparties or arranged for by a broker-dealer as principal or agent;

(c) the execution of one component is contingent upon the execution of all other components at or near the same time;

(d) the specific relationship between the component orders (e.g., the spread between the prices of the component orders) is determined by the time the contingent order is placed;

(e) the component orders bear a derivative relationship to one another, represent different classes of shares of the same issuer, or involve the securities of participants in mergers or with intentions to merge that have been announced or cancelled; and

(f) the transaction is fully hedged (without regard to any prior existing position) as a result of other components of the contingent trade.

.02 Complex order types are defined in Rule 518. Derived orders are defined in Rule 518(a)(9).

[Adopted: December 3, 2012; amended June 4, 2013 (SR-MIAX-2013-27); amended April 17, 2014 (SR-MIAX-2014-08); amended May 21, 2014 (SR-MIAX-2014-22); amended October 7, 2016 (SR-MIAX-2016-26); amended December 3, 2019 (SR-MIAX-2019-48); amended July 1, 2020 (SR-MIAX-2020-13)]

Rule 517. Quote Types Defined

Market Makers may communicate to the Exchange bids and offers using one or more of the following quote types. All of the bids and offers in the quote types described below shall be firm in accordance with the Market Maker's obligations under Exchange Rules and Rule 602 of Regulation NMS. However, bids and offers in certain of the eQuote types, as identified in paragraph (d) below, will not be disseminated by the Exchange to quotation vendors in accordance with Rule 602 of Regulation NMS given their limited time in force contingencies. Some of the quote types defined below are valid only during certain portions of the trading day (e.g., Opening Only eQuotes) or during certain events (e.g., Auction or Cancel eQuotes). If a Member submits a quote type during a time period when the quote type is not valid, the System will reject the quote. Not all of the quote types listed and described in this rule will be initially available for use on the Exchange. The Exchange will issue a Regulatory Circular listing which quote types, among those quote types set forth below, are available. Additional Regulatory Circulars will be issued as additional quote types, among those quote types set forth below, become available for use on the Exchange. Regulatory Circulars will also be issued when a quote type that had been in usage on the Exchange will no longer be available for use.

(a) **Quote Types:**

(1) **Standard Quote**. A Standard quote is a quote submitted by a Market Maker that cancels and replaces the Market Maker's previous Standard quote, if any; and

(2) **eQuote.** An eQuote is a quote with a specific time in force that does not automatically cancel and replace a previous Standard quote or eQuote. An eQuote can be cancelled by the Market Maker at any time, or can be replaced by another eQuote that contains specific instructions to cancel an existing eQuote.

(i) **Day eQuote.** A Day eQuote is a quote submitted by a Market Maker that does not automatically cancel or replace the Market Maker's previous Standard quote or eQuote. Day eQuotes will expire at the close of trading each trading day. The Exchange reserves the right to limit the number of Day eQuotes that a single Market Maker may place on the same side of an individual option. The same limit will apply to all types of Market Makers. If the Exchange determines to establish a limit, it will be no more than ten Day eQuotes on the same side of an individual option. The Exchange will publish the limit through the issuance of a Regulatory Circular.

(ii) **Auction or Cancel eQuote ("AOC").** An Auction or Cancel or "AOC" eQuote is a quote submitted by a Market Maker to provide liquidity in a specific Exchange process (such as the Opening Imbalance Process described in Rule 503) with a time in force that corresponds with the duration of that event and will automatically expire at the end of that event. AOC eQuotes are not displayed to any market participant, are not included in the MBBO and therefore are not eligible for trading outside of the event. An AOC eQuote does not automatically cancel or replace the Market Maker's previous Standard quote or eQuote.

(iii) **Opening Only eQuote ("OPG").** An opening only or "OPG" eQuote is a quote that can be submitted by a Market Maker only during the Opening as set forth in Rule 503. An OPG eQuote does not automatically

cancel or replace the Market Maker's previous Standard quote or eQuote. OPG eQuotes will automatically expire at the end of the Opening Process.

(iv) **Immediate or Cancel eQuote.** An immediate or cancel or "IOC" eQuote is an eQuote submitted by a Market Maker that must be matched with another quote or order for an execution in whole or in part upon receipt into the System. Any portion of the IOC eQuote not executed will be immediately canceled. An IOC eQuote does not automatically cancel or replace the Market Maker's previous Standard quote or eQuote. An IOC eQuote is not valid during the opening rotation process described in Rule 503.

(v) **Fill or Kill eQuote.** A fill or kill or "FOK" eQuote is an eQuote submitted by a Market Maker that must be matched with another quote or order for an execution in its entirety at a single price upon receipt into the System or will be immediately cancelled. An FOK eQuote does not automatically cancel or replace the Market Maker's previous Standard quote or eQuote. An FOK eQuote is not valid during the opening rotation process described in Rule 503.

(vi) **Intermarket Sweep eQuote.** A Market Maker may submit an intermarket sweep eQuote to the Exchange only if it has simultaneously routed one or more Intermarket Sweep Orders to execute against the full displayed size of any Protected Bid (as defined in Rule 1400(p)), in the case of an intermarket sweep offer to sell, or Protected Offer (as defined in Rule 1400(p)), in the case of an intermarket sweep bid to buy, an option with a price that is superior to the intermarket sweep eQuote. Intermarket sweep eQuotes that are not designated as immediate or cancel will be cancelled by the System if not executed upon receipt. Intermarket sweep eQuotes do not automatically cancel or replace the Market Maker's previous Standard quote or eQuote. An intermarket sweep eQuote is not valid during the opening rotation process described in Rule 503.

(b) **Quote Priority**

(1) For trade allocation purposes, quotes will be considered either priority quotes (i.e., trade allocation will be in accordance with Rule 514(e), which provides priority quotes with precedence over all Professional Interest) or non-priority quotes (i.e., trade allocation will be in accordance with Rule 514(e), which also provides non-priority quotes are considered together with all other Professional Interest) based upon a Market Maker's quote width at certain times as described below.

(i) **Priority Quotes.** To be considered a priority quote, at the time of execution, each of the following standards must be met:

(A) the bid/ask differential of a Market Maker's two-sided quote pair must be valid width (no wider than the bid/ask differentials outlined in Rule 603(b)(4));

(B) the initial size of both of the Market Maker's bid and the offer must be in compliance with the requirements of Rule 604(b)(2);

(C) the bid/ask differential of a Market Maker's two-sided quote pair must meet the priority quote width requirements defined below in subparagraph (ii) for each option; and

(D) either of the following are true:

1. At the time a locking or crossing quote or order enters the System, the Market Maker's two-sided quote pair must be valid width for that option and must have been resting on the Book; or

2. Immediately prior to the time the Market Maker enters a new quote that locks or crosses the MBBO, the Market Maker must have had a valid width quote already existing (i.e., exclusive of the Market Maker's new marketable quote or update) among his two-sided quotes for that option.

(ii) **Priority Quote Width Standard.** The priority quote width standard will be established by the Exchange and filed with the Commission in accordance with Section 19 of the Exchange Act and Rule 19b-4 thereunder. The priority quote width standard established by the Exchange can have bid/ask differentials as narrow as one MPV, as wide but never wider than the bid/ask differentials outlined in Rule 603(b)(4), or somewhere in between. Notwithstanding the foregoing, until such time as the Exchange has submitted and received approval of a rule change establishing narrower bid/ask differentials, the priority quote width standard will be the bid/ask differentials outlined in Rule 603(b)(4).

(iii) **Non-Priority Quotes.** Any time a Market Maker's quotes fail to meet the valid width criteria as outlined in Rule 517(b)(1)(i) and (ii) above, quotations for that Market Maker shall be considered non-priority and trading interest resulting from that quotation shall be allocated with other Professional Interest.

(2) For purposes of determining a valid width market, only a Market Maker's highest quote bid and lowest quote offer from its Standard quotes and Day eQuotes will be considered.

(c) The bids and offers of Standard quotes and Day eQuotes shall be disseminated by the Exchange if, in accordance with Rule 602 of Regulation NMS, they represent the MBBO.

(d) Bids and offers in the following limited time in force eQuote types will not be disseminated by the Exchange in accordance with Rule 602 of Regulation NMS. In addition, executions resulting from the following eQuote types will not be used by the Exchange's Aggregate Risk Manager to determine whether the Market Maker has exceeded the Allowable Exchange Percentage as more fully described in Rule 612:

(1) Auction or Cancel eQuote;

(2) Opening Only eQuote;

(3) Immediate or Cancel eQuote;

(4) Fill or Kill eQuote;

(5) Immediate or Cancel Intermarket Sweep eQuote; and

(6) Settlement Auction Only eQuote (SAO eQuote) (as defined in Exchange Rule 503).

Interpretations and Policies:

.01 To be considered a priority quote, a quote for a long-term option contract (as defined in Rule 406) must meet the priority quote requirements of Rule 517(b).

[Adopted: December 3, 2012; amended August 4, 2016 (SR-MIAX-2016-24); amended November 15, 2017 (SR-MIAX-2017-43); amended February 15, 2019 (SR-MIAX-2018-34); amended December 3, 2019 (SR-MIAX-2019-48)]

Rule 518. Complex Orders

(a) **Definitions**.

(1) **ABBO**. The term ABBO means the best bid(s) or offer(s) disseminated by other Eligible Exchanges (defined in Rule 1400(g)) and calculated by the Exchange based on market information received by the Exchange from OPRA.

(2) **Complex National Best Bid or Offer ("cNBBO")**. The cNBBO is calculated using the NBBO for each component of a complex strategy to establish the best net bid and offer for a complex strategy. For stock-option orders, the cNBBO for a complex strategy will be calculated using the NBBO in the individual option component(s) and the NBBO in the stock component.

(3) **Complex Auction.** A "Complex Auction" is an auction of a complex order as set forth in subparagraph 518(d) below.

(4) **Complex Auction-Eligible Order**. A "Complex Auction-eligible order" is an order that meets the requirements of subparagraph 518(d)(1) below.

(5) **Complex Order**. A "complex order" is any order involving the concurrent purchase and/or sale of two or more different options in the same underlying security (the "legs" or "components" of the complex order), for the same account, in a ratio that is equal to or greater than one-to-three (.333) and less than or equal to three-to-one (3.00) and for the purposes of executing a particular investment strategy. Mini-options may only be part of a complex order that includes other mini-options. Only those complex orders in the classes designated by the Exchange and communicated to Members via Regulatory Circular with no more than the applicable number of legs, as determined by the Exchange on a class-by-class basis and communicated to Members via Regulatory Circular, are eligible for processing.

A complex order can also be a "stock-option order" as described further, and subject to the limitations set forth, in Interpretations and Policies .01 of this Rule. A stock-option order is an order to buy or sell a stated number of units of an underlying security (stock or Exchange Traded Fund Share ("ETF")) or a security convertible into the underlying stock ("convertible security") coupled with the purchase or sale of options contract(s) on the opposite side of the market representing either (i) the same number of units of the underlying security or convertible security, or (ii) the number of units of the underlying stock necessary to create a delta neutral position, but in no case in a ratio greater than eight-to-one (8.00), where the ratio represents the total number of units of the underlying security or convertible security in the option leg to the total number of units of the underlying security or convertible security in the stock leg. Only those stock-option orders in the classes designated by the Exchange and communicated to Members via Regulatory Circular with no more than the applicable number of legs as determined by the Exchange on a class-by-class basis and communicated to Members via Regulatory Circular, are eligible for processing.

(6) **Complex Strategy.** The term "complex strategy" means a particular combination of components and their ratios to one another. New complex strategies can be created as the result of the receipt of a complex order or by the Exchange for a complex strategy that is not currently in the System. The Exchange may limit the number of new complex strategies that may be in the System at a particular time and will communicate this limitation to Members via Regulatory Circular.

(7) **Complex Quotes**. A "complex quote" is a Market Maker complex Standard quote or complex eQuote for a complex strategy as set forth in Interpretations and Policies .02 of this Rule.

(8) **Displayed Complex MIAX Best Bid or Offer ("dcMBBO")**. The dcMBBO is calculated using the best displayed price for each component of a complex strategy from the Simple Order Book. For stock-option orders, the dcMBBO for a complex strategy will be calculated using the Exchange's best displayed bid or offer in the individual option component(s) and the NBBO in the stock component.

(9) **Derived Order**. A "derived order" is an Exchange-generated limit order on the Simple Order Book that represents either the bid or offer of one component of a complex order resting on the Strategy Book that is comprised of orders to buy or sell two option components where one component has a base ratio of "one" relative to the other component (1:1, 1:2, or 1:3). Derived orders will not be routed outside of the Exchange regardless of the price(s) disseminated by away markets. The Exchange will determine on a class-by-class basis to make available derived orders and communicate such determination to Members via a Regulatory Circular. Derived orders are firm orders (i.e., if executed, firm for the disseminated price and size) that are included in the MBBO (as defined in subparagraph (a)(13) below). Derived orders are subject to the managed interest process described in Rule 515(c)(1)(ii).

(i) A derived order may be automatically generated if the complex order is eligible for Legging pursuant to Rule 518(c)(2)(iii) for one or more legs of a complex order at a price:

(A) that matches or improves upon the best displayed bid or offer in the affected series on the Simple Order Book; and

(B) at which the net price of the complex order at the best price on the Strategy Book can be achieved when the other component of the complex order is executed against the best displayed bid or offer on the Simple Order Book.

(ii) A derived order will not be displayed at a price that locks or crosses the best bid or offer of another exchange. In such a circumstance, the System will display the derived order on the Simple Order Book at a price that is one MPV away from the current opposite side best bid or offer of such other exchange, and rank the derived order on the Simple Order Book according to its actual price.

(iii) A derived order will not be created at a price increment less than the minimum established by Rule 510.

(iv) A derived order will be handled in the same manner as other orders on the Simple Order Book except as otherwise provided in this Rule 518. A derived order is executed only after all other executable orders (including orders subject to the managed interest process as described in subparagraph (c)(4) below) and quotes at the same price are executed in full.

(v) When a derived order is executed, the other component of the complex order on the Strategy Book will be automatically executed against the best bid or offer on the Exchange.

(vi) A derived order is automatically removed from the Simple Order Book if:

(A) the displayed price of the derived order is no longer at the displayed best bid or offer on the Simple Order Book;

(B) execution of the derived order may no longer achieve the net price of the complex order on the Strategy Book when the other component of the complex order is executed against the best bid or offer on the Simple Order Book;

(C) the complex order is executed, cancelled, or modified in any way;

(D) a strategy that has, as a component, an option that is of the same type as a derived order, enters a cPRIME Auction (as described in Rule 515A, Interpretations and Policies .12) or a Complex Auction (pursuant to Rule 518(d));

(E) any component of the complex order resting on the Strategy Book that is used to generate the derived order is subject to a Simple Market Auction or Timer ("SMAT") Event, as described in subparagraph (a)(16) below, a wide market condition (as described in Interpretations and Policies .05(a) of this Rule), or a halt.

If a derived order is removed from the Simple Order Book, the System will continually evaluate any remaining complex order(s) on the Strategy Book to determine whether a new derived order should be generated, as described in Rule 518(c)(5).

(vii) A derived order that is locked (i.e., if the opposite side MBBO locks the derived order) will be executed if the execution price is at the NBBO.

(10) **Free Trading.** The term "free trading" means trading that occurs during a trading session other than: (i) at the opening or re-opening for trading following a halt, or (ii) during the Complex Auction Process (as described in paragraph (d) of this Rule).

(11) **Implied Complex MIAX Best Bid or Offer ("icMBBO")**. The icMBBO is a calculation that uses the best price from the Simple Order Book for each component of a complex strategy including displayed and non-displayed trading interest. For stock-option orders, the icMBBO for a complex strategy will be calculated using the best price (whether displayed or non-displayed) on the Simple Order Book in the individual option component(s), and the NBBO in the stock component.

(12) **Market Maker Priority Interest for Complex**. Certain Market Maker complex Standard quotes and complex eQuotes (as defined in Interpretations and Policies .02 of this Rule) will qualify as "Market Maker Priority Interest for Complex" on the Strategy Book if the following criteria have been met. For purposes of this Rule, Market Maker Priority Interest for Complex is established at the beginning of a Complex Auction (as described in subparagraph (d) below), or at the time of execution in free trading. If complex Standard quoting is engaged for a complex strategy as set forth in Interpretations and Policies .02 of this Rule, a Market Maker complex Standard quote or a complex eQuote will qualify as Market Maker Priority Interest for Complex if the Market Maker has a complex Standard quote in the complex strategy that equals or improves the dcMBBO on the opposite side from the incoming complex order or quote at the time of evaluation (a "Complex priority quote").

(13) **MBBO.** The term "MBBO" means the best bid or offer on the Simple Order Book (as defined below) on the Exchange.

(14) **NBBO.** The term "NBBO" means the national best bid or offer as calculated by the Exchange based on market information received by the Exchange from the appropriate Securities Information Processor ("SIP").

(15) **Simple Order Book**. The "Simple Order Book" is the Exchange's regular electronic book of orders and quotes.

(16) **Simple Market Auction or Timer ("SMAT") Event**. A SMAT Event is defined as any of the following:

(i) a PRIME Auction (pursuant to Rule 515A);

(ii) a Route Timer (pursuant to Rule 529);

(iii) a liquidity refresh pause (pursuant to Rule 515(c)(3));

(iv) a Liquidity Exposure Process (pursuant to Rule 515(c)(2)).

Complex orders and quotes will be handled during a SMAT Event as described in Interpretations and Policies .05(a)(2) of this Rule.

(17) **Strategy Book**. The "Strategy Book" is the Exchange's electronic book of complex orders and complex quotes.

(b) **Types of Complex Orders**.

(1) **General**. The Exchange will issue a Regulatory Circular listing which complex order types, among the complex order types set forth in this Rule, are available for use on the Exchange. Additional Regulatory Circulars will be issued as additional complex order types, among those complex order types set forth herein, become available for use on the Exchange. Regulatory Circulars will also be issued when a complex order type that had been in usage on the Exchange will no longer be available for use. Among the complex order types that may be submitted are limit orders, market orders, Good 'til Cancelled ("GTC") orders, or day limit orders as each such term is defined in Rule 516, or Complex Auction-on-Arrival ("cAOA") orders, Complex Auction-on-Arrival-Only ("cAOAO") orders, Complex Auction-or-Cancel ("cAOC") orders, or Complex Immediate-or-Cancel ("cIOC") orders, as such terms are defined below.

(2) **Complex Auction-on-Arrival Order**.

(i) A "Complex Auction-on-Arrival" or "cAOA" order is a complex order designated to be placed into a Complex Auction upon receipt or upon evaluation. Complex orders that are not designated as cAOA will, by default, not initiate a Complex Auction upon arrival, but except as described herein will be eligible to participate in a Complex Auction that is in progress when such complex order arrives or if placed on the Strategy Book may participate in or may initiate a Complex Auction, following evaluation conducted by the System (as described in subparagraph (d) below).

(ii) Complex orders that are designated as cIOC or cAOC are not eligible for cAOA designation, and their evaluation will not result in the initiation of a Complex Auction either upon arrival or if eligible when resting on the Strategy Book.

(3) **Complex Auction or Cancel Order**. A Complex Auction-or-Cancel or "cAOC" order is a complex limit order used to provide liquidity during a specific Complex Auction with a time in force that corresponds with that event. cAOC orders are not displayed to any market participant, and are not eligible for trading outside of the event. A cAOC order with a size greater than the aggregate auctioned size (as defined in Rule 518(d)(4)) will be capped for allocation purposes at the aggregate auctioned size.

(4) **Complex Immediate or Cancel Order**. A Complex Immediate-or-Cancel or "cIOC" order is a complex order that is to be executed in whole or in part upon receipt. Any portion not so executed is cancelled.

(5) **Complex Customer Cross Order**. A Complex Customer Cross or "cC2C" Order is comprised of one Priority Customer complex order to buy and one Priority Customer complex order to sell at the same price and for the same quantity. Trading of cC2C Orders is governed by Rule 515(h)(3).

(6) **Complex Qualified Contingent Cross Order**. A Complex Qualified Contingent Cross or "cQCC" Order is comprised of an originating complex order to buy or sell where each component is at least 1,000 contracts that is identified as being part of a qualified contingent trade, as defined in Rule 516, Interpretations and Policies .01, coupled with a contra-side complex order or orders totaling an equal number of contracts. Trading of cQCC Orders is governed by Rule 515(h)(4).

(7) **Complex PRIME Order**. A Complex PRIME or "cPRIME" Order is a complex order (as defined in Rule 518(a)(5)) that is submitted for participation in a cPRIME Auction. Trading of cPRIME Orders is governed by Rule 515A, Interpretations and Policies .12.

(8) **Complex Attributable Order**. A Complex Attributable Order is a market or limit order which displays the user firm ID for purposes of trading on the Exchange. Use of Complex Attributable Orders is voluntary. Complex Attributable Orders entered into the Exchange System will be available for execution but may not display the user firm ID for all Exchange processes. The Exchange will issue a Regulatory Circular specifying the Exchange processes and the class(es) of securities for which the Complex Attributable Order type shall be available.

(9) **Complex Auction-on-Arrival-Only Order**. A Complex Auction-on-Arrival-Only ("cAOAO") order is an order that will be auctioned upon arrival as provided for in this Rule if eligible, or cancelled if not eligible. Any unexecuted balance of a cAOAO order remaining upon completion of the auction process will be cancelled.

(c) **Trading of Complex Orders and Quotes**. The Exchange will determine and communicate to Members via Regulatory Circular which complex order origin types (i.e., non-broker-dealer customers, broker-dealers that are not Market Makers on an options exchange, and/or Market Makers on an options exchange) are eligible for entry onto the Strategy Book. Complex orders and quotes will be subject to all other Exchange Rules that pertain to orders and quotes generally, unless otherwise provided in this Rule 518. This Rule 518(c) governs trading of all complex order types set forth in Rule 518(b) above, unless otherwise specified in Rule 518(b).

(1) **Minimum Increments and Trade Prices**.

(i) Bids and offers on complex orders, quotes, and RFR Responses for complex strategies having only option components may be expressed in $0.01 increments, and the component(s) of such a complex order may be executed in $0.01 increments, regardless of the minimum increments otherwise applicable to individual components of the complex order.

(ii) Bids and offers on complex orders, quotes, and RFR Responses for stock-option complex strategies (including a cQCC Order entered with a stock component) may be expressed in any decimal price the Exchange determines. The option component(s) of such a complex order may be executed in $0.01 increments, regardless of the minimum increments otherwise applicable to individual components of the complex order, and the stock component of such a complex order may be executed in any decimal price permitted in the equity market.

(iii) If any component of a complex strategy would be executed at a price that is equal to a Priority Customer bid or offer on the Simple Order Book, at least one other option component of the complex strategy must trade at a price that is better than the corresponding MBBO.

(iv) A complex order will not be executed at a net price that would cause any option component of the complex strategy to be executed: (A) at a price of zero; or (B) ahead of a Priority Customer order on the Simple Order Book without improving the MBBO of at least one option component of the complex strategy.

(v) A complex order or eQuote (as defined in Interpretations and Policies .02 of this Rule) will not be executed at a price that is outside of its MPC Price (as defined in Rule 532(b)(6)) or its limit price.

(2) **Execution of Complex Orders and Quotes**.

(i) **Opening and Reopening of the Strategy Book for Trading**. Complex orders and quotes do not participate in the opening process for the individual option legs conducted pursuant to Rule 503. At the beginning of each trading session, and upon reopening after a halt, once all components of a complex strategy are open, an initial evaluation will be conducted in order to determine whether a complex order is a Complex Auction-eligible order, using the process and criteria described in Interpretations and Policies .03(a) of this Rule regarding the Initial Improvement Percentage ("IIP"). The System will also evaluate the eligibility of complex orders and quotes (as applicable) to participate in the managed interest process for complex orders as described in subparagraph (c)(4) below; if they are eligible for full or partial execution against a complex order or quote resting on the Strategy Book or through Legging with the Simple Order Book (as described in subparagraph (c)(2)(iii) below; whether the complex order or quote should be cancelled; and whether all or any remaining portion of the complex order or quote should be placed on the Strategy Book.

The Strategy Book will open for trading, or reopen for trading after a halt, with a Complex Auction if it is determined that one of the following conditions is present: (A) a complex order with no matching interest on the Strategy Book equals or improves the IIP, (B) matching interest exists at a price that is equal to or through the IIP, or (C) a size imbalance exists where the price at which the maximum quantity that can trade is equal to or through the IIP. If the Strategy Book contains matched interest or a size imbalance exists where the price at which the maximum quantity can trade is not equal to or through the IIP, the Strategy Book will open for trading with a trade and a Complex Auction will not be initiated. The remaining portion of any complex order for which there is a size imbalance will be placed on the Strategy Book. If the Strategy Book contains no matching interest or interest equal to or through the IIP, the complex strategy will open without a trade and a Complex Auction will not be initiated.

(ii) **Prices for Complex Strategy Executions.** Incoming complex orders and quotes will be executed by the System in accordance with the provisions set forth herein, and will not be executed at prices inferior to the icMBBO or at a price that is equal to the icMBBO when there is a Priority Customer Order (as defined in Rule 100) at the best icMBBO price. Complex orders will never be executed at a price that is outside of the individual component prices on the Simple Order Book, and the net price of a complex order executed against another complex order on the Strategy Book will never be inferior to the price that would be available if the complex order legged into the Simple Order Book. Incoming complex orders that could not be executed because the executions would be priced (A) outside of the icMBBO, or (B) equal to or through the icMBBO due to a Priority Customer Order at the best icMBBO price, will be cancelled if such complex orders are not eligible to be placed on the Strategy Book. Complex orders and quotes will be executed without consideration of any prices for the complex strategy that might be available on other exchanges trading the same options contracts provided, however, that such complex order price may be subject to the Implied Exchange Away Best Bid or Offer ("ixABBO") Protection described in Rule 532(b)(7), and are subject to the MPC price protection feature described in Rule 532(b)(6).

(iii) **Legging.** Complex orders up to a maximum number of legs (determined by the Exchange on a class-by-class basis as either two or three legs and communicated to Members via Regulatory Circular) may be automatically executed against bids and offers on the Simple Order Book for the individual legs of the complex order ("Legging"), provided the complex order can be executed in full or in a permissible ratio by such bids and offers, and

provided that the execution price of each component is not executed at a price that is outside of the NBBO. Legging is not available for cAOC orders, complex Standard quotes, complex eQuotes, or stock-option orders. Notwithstanding the foregoing, complex orders with two option legs where both legs are buying or both legs are selling and both legs are calls or both legs are puts may only trade against other complex orders on the Strategy Book and will not be permitted to leg into the Simple Order Book. Complex orders with three option legs where all legs are buying or all legs are selling may only trade against other complex orders on the Strategy Book, regardless of whether the option leg is a call or a put. The System will not generate derived orders for these complex orders.

(iv) **Derived Orders**. Derived orders may be automatically generated on behalf of complex orders so that they are represented at the best bid or offer on the Exchange for the individual legs, and shall be executed as provided in subparagraph (a)(9) above.

(v) **Evaluation.** The System will evaluate complex orders and quotes initially once all components of the complex strategy are open as described in subparagraph (c)(2)(i) above, upon receipt as described in subparagraph (c)(5)(i) below, and continually as described in subparagraph (c)(5)(ii) below. The evaluation process for complex orders and quotes is used to determine (A) their eligibility to initiate, or to participate in, a Complex Auction as described in subparagraph (d)(1) below; (B) their eligibility to participate in the managed interest process as described in subparagraph (c)(4) below; (C) whether a derived order should be generated or cancelled; (D) if they are eligible for full or partial execution against a complex order or quote resting on the Strategy Book or through Legging with the Simple Order Book (as described in subparagraph (c)(2)(iii) above; (E) whether the complex order or quote should be cancelled; and (F) whether the complex order or quote or any remaining portion thereof should be placed or remain on the Strategy Book.

(3) **Complex Order Priority**.

(i) Notwithstanding the provisions of Rule 514, a complex order may be executed at a net credit or debit price with one other Member without giving priority to bids or offers established in the marketplace that are no better than the bids or offers comprising such net credit or debit; provided, however, that if any of the bids or offers established in the marketplace consist of a Priority Customer Order, at least one leg of the complex order must trade at a price that is better than the corresponding bid or offer in the marketplace by at least a $0.01 increment. Under the circumstances described above, if a stock-option order has one option leg, such option leg has priority over bids and offers established in the marketplace by Professional Interest (as defined in Rule 100) and Market Makers with priority quotes (as defined in Rule 517(b)(1)) that are no better than the price of the options leg, but not over such bids and offers established by Priority Customer Orders. If a stock-option order has more than one option leg, such option legs may be executed in accordance with the first sentence of this subparagraph (c)(3)(i).

(ii) Complex orders will be automatically executed against bids and offers on the Strategy Book in price priority. Bids and offers at the same price on the Strategy Book will be executed pursuant to the following priority rules:

(A) Priority Customer complex orders resting on the Strategy Book will have first priority to trade against a complex order. Priority Customer complex orders resting on the Strategy Book will be allocated in price time priority.

(B) Market Maker Priority Interest for Complex will collectively have second priority. Market Maker Priority Interest for Complex will be allocated on a pro-rata basis as defined in Rule 514(c)(2).

(C) Market Maker non-Priority Interest for Complex will collectively have third priority. Market Maker non-Priority Interest for Complex will be allocated on a pro-rata basis as defined in Rule 514(c)(2).

(D) Non-Market Maker Professional Interest orders resting on the Strategy Book will collectively have fourth priority. Non-Market Maker Professional Interest orders will be allocated on a pro-rata basis as defined in Rule 514(c)(2).

(4) **Managed Interest Process for Complex Orders**. Complex orders will not be routed outside of the Exchange regardless of prices displayed by away markets. The managed interest process for complex orders will be based upon the icMBBO (as defined in subparagraph (a)(11) above).

(i) A complex order that is resting on the Strategy Book and is either a complex market order (as described in subparagraph (c)(6) below), or has a limit price that locks or crosses the current opposite side icMBBO when the icMBBO is the best price, may be subject to the managed interest process for complex orders as discussed herein. Complex Standard quotes are not eligible for inclusion in the managed interest process. An unexecuted complex Standard quote with a limit price that would otherwise be managed to the icMBBO will be cancelled. If the order is not a Complex Auction-eligible order (as defined in subparagraph (d)(1) below), the System will first determine if the inbound complex order can be matched against other complex orders and/or quotes resting on the Strategy Book at a price that is at or inside the icMBBO (provided there are no Priority Customer orders on the Simple Order Book at that price). Second, the System will determine if the inbound complex order can be executed by Legging against individual orders and quotes resting on the Simple Order Book at the icMBBO. A complex order subject to the managed interest process will never be executed at a price that is through the individual component prices on the Simple Order Book. The net price of a complex order subject to the managed interest process that is executed against another complex order on the Strategy Book will never be inferior to the price that would be available if the complex order legged into the Simple Order Book. When the opposite side icMBBO includes a Priority Customer Order, the System will book and display such booked complex order on the Strategy Book at a price (the "book and display price") such that at least one option component is priced $0.01 away from the current opposite side MBBO. When the opposite side icMBBO does not include a Priority Customer Order and is not available for execution in the ratio of such complex order, or cannot be executed through Legging with the Simple Order Book (as described in subparagraph (c)(2)(iii) above), the System will place such complex order on the Strategy Book and display such booked complex order at a book and display price that will lock the current opposite side icMBBO.

(ii) Should the icMBBO change, the complex order's book and display price will continuously re-price to the new icMBBO until (A) the complex order has been executed in its entirety; (B) if not executed, the complex order has been placed on the Strategy Book at prices up to and including its limit price or, in the case of a complex market order or a limit order that is priced more aggressively than the new icMBBO (i.e., lower than the icMBBO bid for an order to sell or higher than the icMBBO offer for an order to buy), at the new icMBBO; (C) the complex order has been partially executed and remaining unexecuted contracts have been placed on the Strategy Book at prices up to and including their limit price or, in the case of a complex market order or a limit order that is priced more aggressively than the new icMBBO, at the new icMBBO; or (D) the complex order or any remaining portion of the complex order is cancelled. If the Exchange receives a new complex order or quote for the complex strategy on the opposite side of the market from the managed complex order that can be executed, the System will immediately execute the remaining contracts from the managed complex order to the extent possible at the complex order's current book and display price, provided that the execution price is not outside of the current icMBBO. If unexecuted contracts remain from the complex order on the Strategy Book, the complex order's size will be revised and disseminated to reflect the complex order's remaining contracts at its current managed book and display price.

(5) **Evaluation Process.** The Strategy Book is evaluated upon receipt of a new complex order or quote, and is evaluated continually thereafter by the System.

(i) **Evaluation Upon Receipt During Trading.** After a complex strategy is open for trading, all new complex orders and quotes that are received for the complex strategy are evaluated upon arrival. The System will determine if such complex orders are Complex Auction-eligible orders, using the process and criteria described in Interpretations and Policies .03(b) of this Rule regarding the Upon Receipt Improvement Percentage ("URIP"). The System will also evaluate (A) whether such complex orders or quotes are eligible for full or partial execution against a complex order or quote resting on the Strategy Book; (B) whether such complex orders or quotes are eligible for full or partial execution through Legging with the Simple Order Book (as described in Rule 518(c)(2)(iii)); (C) whether all or any remaining portion of a complex order or quote should be placed on the Strategy Book; (D) whether a derived order should be generated or cancelled; (E) the eligibility of such complex orders and quotes (as applicable) to participate in the managed interest process as described in subparagraph (c)(4) above; (F) whether such complex orders should be cancelled; and (G) the MPC Price.

(ii) **Continual Evaluation.** The System will continue to evaluate complex orders and quotes on the Strategy Book. The System will continue to determine if such complex orders are Complex Auction-eligible orders, using the process and criteria described in Interpretations and Policies .03(c) of this Rule regarding the Re-evaluation Improvement Percentage ("RIP"). The System will also continue to evaluate (A) whether such complex orders or quotes are eligible for full or partial execution against a complex order or quote resting on the Strategy Book; (B) whether such complex orders or quotes are eligible for full or partial execution through Legging with the Simple Order Book (as described in Rule 518(c)(2)(iii) and discussed above); (C) whether all or any remaining portion of a complex order or quote should be placed on the Strategy Book; (D) whether a derived order should be generated or cancelled; (E) the eligibility of such complex orders and quotes (as applicable) to participate in the managed interest process as described in subparagraph (c)(4) above; and (F) whether such complex orders should be cancelled. The System will also continue to evaluate whether there is a SMAT Event, a wide market condition (as described in Interpretations and Policies .05(a)(1) of this Rule), a halt (as described in Interpretations and Policies .05(a)(3) of this Rule) affecting any component of a complex strategy. Complex orders and quotes will be handled during such events in the manner set forth in Interpretations and Policies .05(a) of this Rule.

(iii) **Complex Orders That Are Complex Auction-eligible**. If the System determines that a complex order is a Complex Auction-eligible order, such complex order will be submitted into the Complex Auction process as described in subparagraph 518(d) below.

(iv) **Complex Orders That Are Not Complex Auction-eligible.** If the System determines that a complex order is not a Complex Auction-eligible order, such complex order may be, as applicable, (A) immediately matched and executed against a complex order or quote resting on the Strategy Book; (B) executed against the individual components of the complex order on the Simple Order Book through Legging (as described in subparagraph (c)(2)(iii) above; (C) placed on the Strategy Book and managed pursuant to the managed interest process as described in subparagraph (c)(4) above; or (D) cancelled by the System if the time-in-force of the complex order does not allow it to rest on the Strategy Book.

(6) **Complex Market Orders**. Complex orders may be submitted as market orders and may be designated as cAOA or cAOAO.

(i) **Complex Market Orders Designated as cAOA or cAOAO**. Complex market orders designated as cAOA or cAOAO may initiate a Complex Auction upon arrival or join a Complex Auction in progress.

(ii) **Complex Market Orders not Designated as cAOA or cAOAO**. Complex market orders not designated as cAOA or cAOAO will trade immediately with any contra-side complex orders or quotes, or against the individual legs, up to and including the dcMBBO, and may be subject to the managed interest process described in subparagraph (c)(4) above, and the Evaluation Process described in subparagraph (c)(5) above.

(d) **Complex Auction Process**. Certain option classes, as determined by the Exchange and communicated to Members via Regulatory Circular, will be eligible to participate in a Complex Auction (an "eligible class"). Upon evaluation as set forth in subparagraph (c)(5) above, the Exchange may determine to automatically submit a Complex Auction-eligible order into a Complex Auction. Upon entry into the System or upon evaluation of a complex order resting at the top of the Strategy Book, Complex Auction-eligible orders may be subject to an automated request for responses ("RFR").

(1) **Complex Auction-eligible order.** A "Complex Auction-eligible order" means a complex order that, as determined by the Exchange, is eligible to initiate or join a Complex Auction based upon the order's marketability (i.e., if the price of such order is equal to or within a specific range of the current dcMBBO) as established by the Exchange, number of components, and complex order origin types (i.e., non-broker-dealer customers, broker-dealers that are not market makers on an options exchange, and/or market makers on an options exchange as established by the Exchange and communicated to Members via Regulatory Circular). In order to initiate a Complex Auction upon receipt, a Complex Auction-eligible order must be designated as cAOA or cAOAO and must meet the criteria described in Interpretations and Policies .03(b) of this Rule regarding the URIP. A complex order not designated as cAOA or cAOAO (i.e., a complex order considered by default to be "do not auction on arrival" by the System) may (i) join a Complex Auction in progress at the time of receipt; (ii) become a Complex Auction-eligible order after resting on the Strategy Book and may then automatically join a Complex Auction then in effect for the complex strategy; or (iii) initiate a Complex Auction if it meets the criteria described in Interpretations and Policies .03(a) of this Rule regarding the IIP or .03(c) of this Rule regarding the RIP. Complex orders processed through a Complex Auction may be executed without consideration to prices of the same complex interest that might be available on other exchanges.

(2) **Commencement of Complex Auction.** Upon receipt of a Complex Auction-eligible order or upon an evaluation by the System indicating that there is a Complex Auction-eligible order resting on the Strategy Book, as set forth in subparagraph (c)(5) above, the Exchange may begin the Complex Auction process by sending an RFR message. The RFR message will be sent to all subscribers to the Exchange's data feeds that deliver RFR messages. The RFR message will identify the complex strategy, the price, quantity of matched complex quotes and/or orders at that price, imbalance quantity, and side of the market of the Complex Auction-eligible order. The price included in the RFR Message will be the limit order price, unless: (i) that price is through the opposite side dcMBBO, or (ii) the Complex Auction is initiated by a complex market order, in which case such price will be the dcMBBO. The Exchange may determine to limit the frequency of Complex Auctions for a complex strategy (i.e., establish a minimum time period between Complex Auctions initiated for complex orders in that strategy resting on the Strategy Book). The duration of such limitation will be established on an Exchange-wide basis and communicated to Members via Regulatory Circular. The Exchange will not change the duration of the minimum time period on an intra-day basis during any trading session. However, a new complex order received by the System during such limitation that ordinarily triggers a Complex Auction will still trigger a Complex Auction upon receipt.

(3) **Response Time Interval.** The "Response Time Interval" means the period of time during which responses to the RFR may be entered. The Exchange will determine the duration of the Response Time Interval, which shall not exceed 500 milliseconds, and will communicate it to Members via Regulatory Circular. The end of the trading session will also serve as the end of the Response Time Interval for a Complex Auction still in progress.

(4) **RFR Response.** Members may submit a response to the RFR message (an "RFR Response") during the Response Time Interval. RFR Responses may be submitted in the increments defined in (c)(1)(i) and (c)(1)(ii) of this Rule. RFR Responses must be a cAOC order or a cAOC eQuote as defined in Interpretations and Policies .02 of this Rule and may be submitted on either side of the market. RFR Responses represent non-firm interest that can be modified or withdrawn at any time prior to the end of the Response Time Interval. At the end of the Response

Time Interval, RFR Responses are firm (i.e., guaranteed at the RFR price and size). All RFR Responses and other complex orders and quotes on the opposite side of the Complex Auction-eligible order are also firm with respect to other incoming Complex Auction-eligible orders that are received during the Response Time Interval. Any RFR Responses not executed in full will expire at the end of the Complex Auction. An RFR Response with a size greater than the aggregate size of interest at the same price on the same side of the market as the initiating Complex Auction-eligible order (the "aggregate auctioned size") will be capped for allocation purposes at the aggregate auctioned size.

(5) **Processing of Complex Auction-eligible Orders**.

(i) At the end of the Response Time Interval, Complex Auction-eligible orders (and other complex orders and quotes) may be executed in whole or in part. Complex Auction-eligible orders will be executed against the best priced contra side interest as described in subparagraph (6) below.

(ii) Any unexecuted portion of a Complex Auction-eligible order remaining at the end of the Response Time Interval will either be:

(A) evaluated to determine if it may initiate another Complex Auction; or

(B) placed on the Strategy Book and ranked pursuant to subparagraph (c)(3) above.

(iii) Notwithstanding the foregoing in this subparagraph (d)(5), the Complex Auction will terminate (A) at the end of the Response Time Interval without trading when any individual component of a complex strategy in the Complex Auction process is subject to a wide market condition as described in Interpretations and Policies .05(a)(1) of this Rule, or to a SMAT Event as described in paragraph (a)(16) and Interpretations and Policies .05(a)(2) of this Rule, or (B) immediately without trading if any individual component or underlying security of a complex strategy in the Complex Auction process is subject to a halt as described in Interpretations and Policies .05(a)(3) of this Rule.

(iv) Upon the conclusion of the condition(s) or process(es) described in subparagraph (d)(5)(iii) above, an affected complex order will be evaluated and may initiate a new Complex Auction if such complex order is determined to be a Complex Auction-eligible order.

(6) **Complex Auction Pricing**. A complex strategy will not be executed at a net price that would cause any option component of the complex strategy to be executed: (A) at a price of zero; or (B) ahead of a Priority Customer order on the Simple Order Book without improving the MBBO on at least one option component of the complex strategy by at least $.01. At the conclusion of the Response Time Interval, Complex Auction-eligible orders will be priced and executed as follows, and allocated pursuant to subparagraph (7) below:

(i) Using $0.01 inside the current icMBBO for complex strategies with only option components or using a decimal price increment (as determined by the Exchange) inside the current icMBBO for stock-option complex strategies as the boundary (the "boundary"), the System will calculate the price where the maximum quantity of contracts can trade and also determine whether there is an imbalance.

(A) If there is no imbalance, the System will calculate the Complex Auction price using the following:

1. If a single price satisfies the maximum quantity criteria, that single price is used as the Complex Auction price.

2. If two or more prices satisfy the maximum quantity criteria, the System will calculate the midpoint of the lowest and highest price points that satisfy the maximum quantity criteria, such midpoint price is used as the Complex Auction price. For orders with ixABBO Price Protection, as described in Rule 532(b)(7) (for purposes of this subparagraph (d)(6), "price protection"), the midpoint pricing will use the price protection range selected by the Member at the end of the Complex Auction.

a. For complex strategies with only option components, if the midpoint price is not in a $0.01 increment, the System will round toward the midpoint of the dcMBBO to the nearest $0.01; for stock-option complex strategies, if the midpoint price is not in a decimal price increment as determined by the Exchange, the System will round toward the midpoint of the dcMBBO to the nearest decimal price increment as determined by the Exchange.

b. If the midpoint of the highest and lowest prices is also the midpoint of the dcMBBO and is not in a $0.01 increment for complex strategies with only option components or in a decimal price increment as determined by the Exchange for stock-option complex strategies, the System will round the price up to the next $0.01 increment for complex strategies with only option components or to a decimal price increment as determined by the Exchange for stock-option complex strategies.

(B) If there is a size imbalance, the System will calculate the Complex Auction price using the following:

1. If a single price satisfies the maximum quantity criteria, that single price is used as the Complex Auction price.

2. If two or more prices satisfy the maximum quantity criteria, the System will price the execution at the price on the opposite side of the size imbalance that meets the maximum quantity criteria, while also respecting limit prices and the pricing boundaries which include the price protection boundary of $0.01 inside of the icMBBO and the price protection range (if any) selected by the Members whose interest makes up the order imbalance.

3. If, after trading the maximum quantity at the execution price, Complex Auction interest remains with a managed price that locks or crosses the opposite side icMBBO, the System will do the following:

a. Execute the individual legs of eligible remaining Complex Auction eligible orders and quotes against orders and quotes resting on the Simple Order Book that were present prior to the beginning of the Complex Auction at the icMBBO if available in the proper ratio and at or within the NBBO of each component of the complex order.

b. After executing the imbalance side interest to the extent possible at the icMBBO, the System will do the following:

i. If Priority Customer interest at the icMBBO that is not in the proper ratio remains, the System will place such remaining imbalance side interest on the Strategy Book and manage such interest pursuant to subparagraph (c)(4) of this Rule.

ii. If no Priority Customer interest at the icMBBO remains, the System will execute Complex Auction interest with any available complex orders, complex Standard quotes or complex eQuotes

priced at the icMBBO, and then with any orders or quotes on the Simple Order Book at the icMBBO that were received or modified after the beginning of the Response Time Interval.

4. If after trading the maximum quantity at the initial icMBBO, all interest at the initial icMBBO has been executed, including through Legging with the Simple Order Book (as described in subparagraph (c)(2)(iii) above), and Complex Auction interest remains with a managed price that crosses the exhausted icMBBO or dcMBBO (if the next opposite side icMBBO is also the dcMBBO), or locks or crosses the next opposite side icMBBO or dcMBBO (if the next opposite side icMBBO is also the dcMBBO), the System will repeat the process for a size imbalance described in subparagraphs (d)(6)(i)(B)(1)-(3) above.

5. If the trading in subparagraph (d)(6)(i)(B)(4) above was not at the dcMBBO the System will follow the procedure described in that subparagraph at the dcMBBO.

a. If after trading the maximum quantity at the dcMBBO, interest at the dcMBBO remains, the System will place any remaining Complex Auction interest on the Strategy Book and manage the interest that is eligible to rest on the Strategy Book pursuant to subparagraph (c)(4), and cancel Complex Auction interest, including remaining complex order cAOC interest, that is not eligible to rest on the Strategy Book.

b. If all interest at the dcMBBO has been exhausted and Auction orders with a managed or limit price that locks or crosses the exhausted dcMBBO price remain, the System will place any remaining Complex Auction interest on the Strategy Book and manage the interest that is eligible to rest on the Strategy Book pursuant to subparagraph (c)(4) to the exhausted dcMBBO price, cancel Complex Auction interest, including remaining complex order cAOC interest, that is not eligible to rest on the Strategy Book, and cancel any complex Standard quotes that are locking or crossing the exhausted dcMBBO price. The System will then immediately initiate a reevaluation of the remaining interest from the Complex Auction and may initiate a new Complex Auction without regard to the RIP.

(ii) The System will place any eligible remaining non-marketable Complex Auction orders and quotes on the Strategy Book, cancel any remaining Complex Auction interest that is not eligible to rest on the Strategy Book, and cancel complex Standard quotes that would otherwise require management because of their price as described in subparagraph (c)(4) above if placed on the Strategy Book.

(7) **Allocation at the Conclusion of a Complex Auction.** Orders and quotes executed in a Complex Auction will be allocated first in price priority based on their original limit price (or protected price, as described in Rule 532, if price protection is engaged) and thereafter as follows:

(i) Individual orders and quotes in the leg markets resting on the Simple Order Book prior to the initiation of a Complex Auction and that have remained unchanged during the Auction have first priority, provided the complex order can be executed in full (or in a permissible ratio) against orders and quotes on the Simple Order Book, provided that the prices of the components on the Simple Order Book are at or within the NBBO for each component. Orders and/or quotes resting on the Simple Order Book that execute against a complex order will be allocated pursuant to Rule 514(c).

(ii) Priority Customer complex orders resting on the Strategy Book before, or that are received during, the Response Time Interval, and Priority Customer RFR Responses, collectively have second priority and will be allocated in price-time priority.

(iii) Market Maker Priority Interest for Complex and RFR Responses from Market Makers with Priority Interest for Complex collectively have third priority and will be allocated on a pro-rata basis as defined in Rule 514(c)(2).

(iv) Market Maker non-Priority Interest for Complex and RFR Responses from Market Makers with non-Priority Interest for Complex collectively have fourth priority and will be allocated on a pro-rata basis as defined in Rule 514(c)(2).

(v) Non-Market Maker Professional Interest complex orders resting on the Strategy Book, non-Market Maker Professional Interest complex orders placed on the Strategy Book during the Response Time Interval, and non-Market Maker Professional Interest RFR Responses will collectively have fifth priority and will be allocated on a pro-rata basis as defined in Rule 514(c)(2).

(vi) Individual orders and quotes in the leg markets that are received or changed during the Complex Auction will collectively have sixth priority and will be allocated pursuant to Rule 514(c)(2).

(8) **Processing of Unrelated Complex Orders and Quotes**. Incoming unrelated complex orders and quotes that are eligible to join a Complex Auction and are received during the Response Time Interval for a Complex Auction-eligible order will join the Complex Auction, will be ranked by price, and will be allocated pursuant to subparagraph (7) above.

(9) **Processing of Non-cAOA or cAOAO Complex Orders.** A complex order not designated as cAOA or cAOAO will either be (i) executed in full at a single price or at multiple prices up to its limit price, with remaining contracts placed on the Strategy Book; (ii) executed until the order exhausts the opposite side dcMBBO, at which time the order will be placed on the Strategy Book and evaluated for Complex Auction eligibility; or (iii) cancelled.

(10) **Change in the BBO of the Leg Markets**. A change in the best bid or offer of the leg markets will not affect the processing of the Complex Auction. Any such changed bid or offer will be included in the evaluation at the end of the Response Time Interval.

(11) **Effect of Limit Up-Limit Down State**. If the underlying security of a Complex Auction-eligible order that is a market order enters a Limit State or Straddle State, as defined in Rule 530, the Complex Auction will end upon such underlying security's entering of the Limit or Straddle State if such market order is the only trading interest remaining on that side of the Complex Auction, in which case the remaining portion of such market order will be cancelled. If there are orders and/or quotes other than such market order on that side of the Complex Auction, such market order will be cancelled and the Complex Auction will continue. Any remaining complex orders and/or quotes that joined the Complex Auction will continue to be processed according to subparagraph (d) above.

(12) **Effect of Wide Market Conditions, SMAT Events, and Trading Halts**. If, during a Complex Auction, the underlying security and/or any component of a Complex Auction-eligible order is subject to a wide market condition, a SMAT Event or a trading halt, the Complex Auction will be handled as set forth in Interpretations and Policies .05(a) of this Rule.

(e) **Complex Liquidity Exposure Process ("cLEP") for Complex Orders.** The System will initiate a cLEP Auction whenever a complex order or eQuote would execute or post at a price that would violate its MPC Price, as described in Rule 532(b)(6). The System will post the complex order or eQuote to the Strategy Book at its MPC Price and begin the cLEP Auction by broadcasting a liquidity exposure message to all subscribers of the Exchange's data feeds. The liquidity exposure message will include the symbol, side of the market, auction start price (MPC Price of the complex order or eQuote), and the imbalance quantity.

Response Time Interval. The "Response Time Interval" means the period of time during which responses to the liquidity exposure message may be entered. The duration of the Response Time Interval shall be no less than 100 milliseconds and no more than 5,000 milliseconds, as determined by the Exchange and announced through a Regulatory Circular.

Responses. Members may submit a response to the liquidity exposure message during the Response Time Interval. Responses may be submitted in the increments defined in section (c)(1)(i) and (c)(1)(ii) of this Rule. Responses must be a cAOC order or a cAOC eQuote as defined in Interpretations and Policies .02 of this Rule and may be submitted on either side of the market. Responses represent non-firm interest that can be withdrawn at any time prior to the end of the Response Time Interval. At the end of the Response Time Interval, responses are firm (i.e., guaranteed at the response price and size). Any responses not executed in full will expire at the end of the cLEP Auction. A response on the opposite side of the initiating order with a size greater than the aggregate size of interest at the same price on the same side of the market as the initiating order (the "aggregate auctioned size") will be capped for allocation purposes at the aggregate auctioned size.

End of Complex Liquidity Exposure Process. At the conclusion of the cLEP Auction the resulting trade price will be determined by the Exchange's Complex Auction Pricing described in subsection (d)(6) of this Rule and interest will be executed as provided in subsection (d)(6) of this Rule. In no event will the resulting trade price of a cLEP Auction ever be more aggressive than the MPC Price. Remaining liquidity with an original limit price that is (i) less aggressive (lower for a buy order or eQuote, or higher for a sell order or eQuote) than or equal to the MPC Price will be handled in accordance with subsection (c)(2)(ii) – (v) of this Rule, or (ii) more aggressive than the MPC Price will be subject to the Reevaluation process as described below.

Allocation at the Conclusion of a Complex Liquidity Exposure Auction. Orders and quotes executed in a cLEP Auction will be allocated first in price priority based upon their original limit price, orders subject to the MIAX Strategy Price Protection ("MSPP") (as described in Rule 532(b)(5)) are allocated using their protected price, and thereafter in accordance with the Complex Auction allocation procedures described in subsection (d)(7)(i) – (vi) of this Rule.

Reevaluation. At the conclusion of a cLEP Auction, the System will calculate the next potential MPC Price for remaining liquidity with an original limit price or protected price more aggressive than the existing MPC Price. The next MPC Price will be calculated as the MPC Price plus (minus) the next MPC increment for buy (sell) orders (the "New MPC Price"). The System will initiate a cLEP Auction for liquidity that would execute or post at a price that would violate its New MPC Price. Liquidity with an original limit price or protected price less aggressive (lower for a buy order or eQuote, or higher for a sell order or eQuote) than or equal to the New MPC Price wil be posted to the Strategy Book at its original limit price or handled in accordance with subsection (c)(2)(ii) – (v) of this Rule. The cLEP process will continue until no liquidity remains with an original limit price that is more aggressive than its MPC Price. At the conclusion of the cLEP process, any liquidity that has not been executed will be posted to the Strategy Book at its original limit price.

Interpretations and Policies:

.01 **Special Provisions Applicable to Stock-Option Orders**:

(a) **General.** Stock-option orders may be executed against other stock-option orders through the Strategy Book and Complex Auction. Stock-option orders will not be legged against the individual component legs, and the System will not generate a derived order based upon a stock-option order. A stock-option order shall not be executed on the System unless the underlying security component is executable at the price(s) necessary to achieve the desired net price.

Members may only submit stock-option orders if such orders comply with the Qualified Contingent Trade Exemption from Rule 611(a) of Regulation NMS under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Members submitting such complex orders represent that such orders comply with the Qualified Contingent Trade Exemption.

To participate in stock-option order processing, a Member must give up a Clearing Member previously identified to, and processed by the Exchange as a Designated Give Up for that Member in accordance with Rule 507 and which has entered into a brokerage agreement with one or more Exchange-designated broker-dealers that are not affiliated with the Exchange to electronically execute the underlying security component of the stock-option order at a stock trading venue selected by the Exchange-designated broker-dealer on behalf of the Member.

(b) **Process.** When a stock-option order is received by the Exchange, the System will validate that the stock-option order has been properly marked as required by Rule 200 of Regulation SHO under the Act ("Rule 200"). Rule 200 requires all broker-dealers to mark sell orders of equity securities as "long," "short," or "short exempt." Accordingly, Members submitting stock-option orders must mark the underlying security component (including ETF) "long," "short," or "short exempt" in compliance with Rule 200. If the stock-option order is not so marked, the order will be rejected by the System. Likewise, any underlying security component of a stock-option order sent by the Exchange to the Exchange-designated broker-dealer shall be marked "long," "short," or "short exempt" in the same manner in which it was received by the Exchange from the submitting Member.

If the stock-option order is properly marked, the System will determine whether the stock-option order is Complex Auction-eligible. If the stock-option order is Complex Auction-eligible, the System will initiate the Complex Auction Process described in paragraph (d) of this Rule. Any stock-option order executed utilizing the Complex Auction Process will comply with the requirements of Rule 201 of Regulation SHO under the Act ("Rule 201") as discussed further below.

When the short sale price test in Rule 201 is triggered for a covered security, a "trading center," such as the Exchange, an Exchange-designated broker-dealer, or a stock trading venue, as applicable, must comply with Rule 201. For purposes of this paragraph, the term "covered security" shall have the same meaning as in Rule 201(a)(1) of Regulation SHO. The term "covered security" is defined in Rule 201(a)(1) as any NMS stock as defined in Rule 600(b)(47) of Regulation NMS. Rule 201(a)(9) states that the term "trading center" shall have the same meaning as in Rule 600(b)(78). Rule 600(b)(78) of Regulation NMS defines a "trading center" as "a national securities exchange or national securities association that operates an SRO trading facility, an alternative trading system, an exchange market maker, an OTC market maker, or any other broker or dealer that executes orders internally by trading as principal or crossing orders as agent." Rule 201 requires a trading center to establish, maintain, and enforce written policies and procedures reasonably designed to prevent the execution or display of a short sale order of a covered security at a price that is less than or equal to the current national best bid if the price of that covered security decreases by 10% or more from the covered security's closing price as determined by the listing market for the covered security as of the end of regular trading hours on the prior day; and impose these requirements for the remainder of the day and the following day when a national best bid for the covered security is calculated and disseminated on a current and continuing basis by a plan processor pursuant to an effective national market system plan. A trading center such as the Exchange, an Exchange-designated broker-dealer and a stock trading venue, as applicable, on which the underlying security component is executed, must also comply with Rule 201(b)(1)(iii)(B), which provides that a trading center must establish, maintain, and enforce written policies and procedures reasonably designed to permit the execution or display of a short sale order of a covered security marked "short exempt" without regard to whether the order is at a price that is less than or equal to the current national best bid.

If the stock-option order is not Complex Auction-eligible, the System will determine if it is eligible to be executed against another inbound stock-option order or another stock-option order resting on the Strategy Book. If eligible, the System will route both sides of the matched underlying security component of the stock-option order as a Qualified Contingent Trade ("QCT") to an Exchange-designated broker-dealer for execution on a stock trading venue. The stock trading venue will then either successfully execute the QCT or cancel it back to the Exchange-designated broker-dealer, which in turn will either report the execution of the QCT or cancel it back to the Exchange. While the Exchange is a trading center pursuant to Rule 201, the Exchange will neither execute nor display the underlying security component of a stock-option order. Instead, the execution or display of the underlying security component of a stock-option order will occur on a trading center other than the Exchange, such as an Exchange-designated broker-dealer or other stock trading venue.

If the Exchange-designated broker-dealer or other stock trading venue, as applicable, cannot execute the underlying security component of a stock-option order in accordance with Rule 201, the Exchange will not execute the option component(s) of the stock-option order and will either place the unexecuted stock-option order on the Strategy Book or cancel it back to the submitting Member in accordance with the submitting Member's instructions (except that cAOC and cIOC stock-option orders and eQuotes will be cancelled). Once placed back onto the Strategy Book, the stock-option order will be handled in accordance with Rule 518, Interpretations and Policies .01(b).

If the stock-option order is not Complex Auction-eligible and cannot be executed or placed on the Strategy Book, it will be cancelled by the System. Otherwise, the stock-option order will be placed on the Strategy Book.

(c) **Option Component**. The option leg(s) of a stock-option order shall not be executed (i) at a price that is inferior to the Exchange's best bid (offer) in the option or (ii) at the Exchange's best bid (offer) in that option if one or more Priority Customer Orders are resting at the best bid (offer) price on the Simple Order Book in each of the option components and the stock-option order could otherwise be executed in full (or in a permissible ratio). If one or more Priority Customer Orders are resting at the best bid (offer) price on the Simple Order Book, at least one option component must trade at a price that is better than the corresponding bid or offer in the marketplace by at least $0.01. The option leg(s) of a stock-option order may be executed in a $0.01 increment, regardless of the minimum quoting increment applicable to that series.

(d) **Strategy Book**. Stock-option orders and quotes on the Strategy Book that are marketable against each other will automatically execute, subject to the condition noted in subparagraph (b) above of this Interpretations and Policies .01. Orders and quotes may be submitted by Members to trade against orders on the Strategy Book.

(e) **Stock-Option Orders in MIAX Complex Order Auctions**. Stock-option orders executed via Complex Auction shall trade in the sequence set forth in subparagraph 518(d)(5) above except that the provision regarding individual orders and quotes in the leg markets resting on the Simple Order Book prior to the initiation of a Complex Auction will not be applicable and such execution will be subject to the conditions noted above concerning the price of the option leg(s), together with all applicable securities laws.

(f) **Limit up-Limit Down State**. When the underlying security of a stock-option order is in a limit up-limit down state as defined in Rule 530, such order will only execute if the calculated stock price is within the permissible Price Bands as determined by the SIP under the Plan to Address Extraordinary Market Volatility Pursuant to Rule 608 of Regulation NMS, as it may be amended from time to time (the "LULD Plan").

(g) **Parity Price Protection.** The System will provide parity price protection for strategies that consist of a sale (purchase) of one call and the purchase (sale) of 100 shares of the underlying stock ("Buy-Write") or that consist of the purchase (sale) of one put and the purchase (sale) of 100 shares of the underlying stock ("Married-Put"). A Parity Spread Variance ("PSV") value between $0.00 and $0.50 which will be uniform for all option classes traded on the

Exchange, will be determined by the Exchange and communicated via Regulatory Circular. The PSV will be used to calculate a minimum option trading price limit that the System will prevent the option leg from trading below. For call option legs, the PSV value is added to the strike price of the option to establish a parity protected price for the strategy. For put option legs, the PSV value is subtracted from the strike price of the option to establish a parity protected price for the strategy. Married-Put and Buy-Write interest to buy (buy put and buy stock; or buy call and sell stock) that is priced below the parity protected price for the strategy will be rejected. Married-Put and Buy-Write interest to sell (sell put and sell stock; or sell call and buy stock) that is priced below the parity protected price for the strategy will be placed on the Strategy Book at the parity protected price for the strategy, or cancelled if the Managed Protection Override is enabled.

.02 **Market Maker Complex Quotes**.

(a) Market Maker complex quotes may be entered as either complex Standard quotes or complex eQuotes.

(1) A complex Standard quote is a complex quote submitted by a Market Maker that cancels and replaces the Market Maker's previous complex Standard quote for that side of the strategy, if any.

(2) A complex eQuote is a complex quote submitted by a Market Maker with a specific time in force that does not automatically cancel and replace the Market Maker's previous complex Standard quote or complex eQuote.

(b) The Exchange will determine, on a class-by-class basis, the complex strategies in which Market Makers may submit complex Standard quotes, and will notify Members of such determination via Regulatory Circular. Market Makers may submit complex eQuotes in their appointed options classes.

(c) A complex eQuote is either:

(1) A "Complex Auction or Cancel eQuote" or "cAOC eQuote," which is an eQuote submitted by a Market Maker that is used to provide liquidity during a specific Complex Auction with a time in force that corresponds with the duration of the Complex Auction. A cAOC eQuote with a size greater than the aggregate auctioned size (as defined in Rule 518(d)(4)) will be capped for allocation purposes at the aggregate auctioned size. cAOC eQuotes will not: (i) be executed against individual orders and quotes resting on the Simple Order Book; (ii) be eligible to initiate a Complex Auction, but may join a Complex Auction in progress; (iii) rest on the Strategy Book; or (iv) be displayed; or

(2) A "Complex Immediate or Cancel eQuote" or "cIOC eQuote," which is a complex eQuote with a time-in-force of IOC that may be matched with another complex quote or complex order for an execution to occur in whole or in part upon receipt into the System. cIOC eQuotes will not: (i) be executed against individual orders and quotes resting on the Simple Order Book; (ii) be eligible to initiate a Complex Auction or join a Complex Auction in progress; (iii) rest on the Strategy Book; or (iv) be displayed. Any portion of a cIOC eQuote that is not executed will be immediately cancelled.

(d) Market Maker complex quotes are executed in the same manner as complex orders (as described in subparagraph (c)(3)(i) above), but will not be executed against bids and offers on the Simple Order Book via Legging as provided in subparagraph (c)(2)(iii) of this Rule. Market Maker complex Standard quotes may rest on the Strategy Book and are not subject to the managed interest process described in subparagraph (c)(4) of this Rule. An unexecuted complex Standard quote with a limit price that would otherwise be managed to the icMBBO will be cancelled.

(e) Market Makers are not required to enter complex quotes on the Strategy Book. Quotes for complex strategies are not subject to any quoting requirements that are applicable to Market Maker quotes in the simple market for individual options series or classes. Volume executed in complex strategies is not taken into consideration when determining whether Market Makers are meeting quotation obligations applicable to Market Maker quotes in the simple market for individual options.

.03 **Improvement Percentages**. The Exchange will use the following methods to determine whether a complex order is qualified to initiate a Complex Auction.

(a) **Initial Improvement Percentage ("IIP")**. For complex orders received prior to the opening of all individual components of a complex strategy, the System will calculate an IIP value, which is a defined percentage of the current dcMBBO bid/ask differential once all of the components of the complex strategy have opened. Such percentage will be defined by the Exchange and communicated to Members via Regulatory Circular. If a Complex Auction-eligible order is priced equal to, or improves, the IIP value and is also priced equal to, or improves, other complex orders and/or quotes resting at the top of the Strategy Book, the complex order will be eligible to initiate a Complex Auction.

(b) **Upon Receipt Improvement Percentage ("URIP")**. Upon receipt of a complex order when the complex strategy is open, the System will calculate a URIP value, which is a defined percentage of the current dcMBBO bid/ask differential. Such percentage will be defined by the Exchange and communicated to Members via Regulatory Circular. If a Complex Auction-eligible order is priced equal to, or improves, the URIP value and is also priced to improve other complex orders and/or quotes resting at the top of the Strategy Book, the complex order will be eligible to initiate a Complex Auction.

(c) **Re-evaluation Improvement Percentage ("RIP")**. Upon evaluation of a complex order resting at the top of the Strategy Book, the System will calculate a RIP value, which is a defined percentage of the current dcMBBO bid/ask differential. Such percentage will be defined by the Exchange and communicated to Members via Regulatory Circular. If a complex order resting at the top of the Strategy Book is priced equal to, or improves, the RIP value, the complex order will be eligible to initiate a Complex Auction.

.04 **Dissemination of Information.** Dissemination of information related to Complex Auction-eligible orders by the submitting Member to third parties will be deemed conduct inconsistent with just and equitable principles of trade as described in Rule 301.

.05 **Price and Other Protections.** Unless otherwise specifically set forth herein, the price and other protections contained in this Interpretations and Policies .05 apply to all complex order types set forth in Rule 518(b) above.

(a) **Wide Market Conditions, SMAT Events and Halts.**

(1) **Wide Market Condition.** A "wide market condition" is defined as any individual option component of a complex strategy having, at the time of evaluation, an MBBO quote width that is wider than the permissible valid quote width as defined in Rule 603(b)(4).

(i) **Wide Market Condition During Free Trading**. If a wide market condition exists for a component of a complex strategy, trading in the complex strategy will be suspended, except as otherwise set forth in sub-paragraph (a)(1)(iii) below. The Strategy Book will remain available for Members to enter and manage complex orders and quotes. New Complex Auctions will not be initiated and incoming Complex Auction-eligible orders that could have otherwise caused an auction to begin will be placed on the Strategy Book. Incoming complex orders with a time in force of IOC will be cancelled.

The System will continue to evaluate the Strategy Book. If a wide market condition exists for a component of a complex strategy at the time of evaluation, complex orders or quotes that could have otherwise been executed will not be executed until the wide market condition no longer exists. When the wide market condition no longer exists, the System will again evaluate the Strategy Book pursuant to subparagraph (c)(5)(ii) of this Rule, and will use the process and criteria respecting the RIP as described in Interpretations and Policies .03(c) of this Rule to determine whether complex order interest exists to initiate a Complex Auction, or whether to commence trading in the complex strategy without a Complex Auction.

(ii) **Wide Market Condition During a Complex Auction**. If, at the expiration of the Response Time Interval, a wide market condition exists for a component of a complex strategy in the Complex Auction, trading in the complex strategy will be suspended, and any RFR Responses will be cancelled. Remaining Complex Auction-eligible orders will then be placed on the Strategy Book. When the wide market condition no longer exists, the System will evaluate the Strategy Book pursuant to subparagraph (c)(5)(ii) of this Rule, and will use the process and criteria respecting the RIP as described in Interpretations and Policies .03(c) of this Rule to determine whether complex order interest exists to initiate a Complex Auction, or whether to commence trading in the complex strategy without a Complex Auction.

(iii) **Wide Market Condition and cPRIME, cC2C, cQCC, and RFC Orders.** A wide market condition shall have no impact on the trading of cPRIME Orders and processing of cPRIME Auctions (including the processing of cPRIME Auction responses) pursuant to Rule 515A, Policy .12, or on the trading of cC2C, cQCC, or RFC Orders pursuant to Rules 515(h)(3) and (4), and Policy .08 of this Rule respectively. Such trading and processing will not be suspended and will continue during wide market conditions.

(2) **SMAT Events.**

(i) **SMAT Events During Free Trading**. If a SMAT Event exists during free trading for an option component of a complex strategy, trading in the complex strategy will be suspended. The Strategy Book will remain available for Members to enter and manage complex orders and quotes. New Complex Auctions may be initiated for incoming Complex Auction-eligible orders that meet the requirements of the URIP as described in Interpretations and Policies .03(b) of this Rule. Incoming complex orders and quotes that could otherwise be executed during the SMAT Event(s) without entering the Complex Auction process will be placed on the Strategy Book. Incoming complex orders received during a SMAT Event with a time in force of IOC will be cancelled by the System.

The System will continue to evaluate the Strategy Book. When the SMAT Event(s) no longer exist(s), the System will evaluate the Strategy Book pursuant to subparagraph (c)(5)(ii) of this Rule, and will use the process and criteria respecting the RIP as described in Interpretations and Policies .03(c) of this Rule to determine whether complex order interest exists to initiate a Complex Auction, or whether to commence trading in the complex strategy without a Complex Auction.

(ii) **SMAT Events During a Complex Auction.** If, at the end of the Response Time Interval, an option component of a complex strategy is in a SMAT Event, trading in the complex strategy will be suspended and all RFR Responses will be cancelled. Remaining Complex Auction-eligible orders will then be placed on the Strategy Book. When the SMAT Event(s) no longer exist(s), the System will evaluate the Strategy Book pursuant to subparagraph (c)(5)(ii) of this Rule, and will use the process and criteria respecting the RIP as described in Interpretations and Policies .03(c) of this Rule to determine whether marketable complex order interest exists to initiate a Complex Auction, or whether to commence trading in the complex strategy without a Complex Auction.

(3) **Halts.**

(i) **Halts During Free Trading.** If a trading halt exists for the underlying security or a component of a complex strategy, trading in the complex strategy will be suspended. The Strategy Book will remain available for members to enter and manage complex orders and quotes. Incoming complex orders and quotes that could otherwise be executed or initiate a Complex Auction in the absence of a halt will be placed on the Strategy Book. Incoming complex orders and quotes with a time in force of IOC will be cancelled.

When trading in the halted component(s) and/ or underlying security of the complex order resumes, the System will evaluate the Strategy Book pursuant to subparagraph (c)(2)(i) of this Rule, and will use the process and criteria respecting the IIP as described in Interpretations and Policies .03(a) of this Rule to determine whether complex order interest exists to initiate a Complex Auction, or whether to commence trading in the complex strategy without a Complex Auction.

(ii) **Halts During the Complex Auction.** If, during a Complex Auction, any component(s) and/or the underlying security of a Complex Auction-eligible order is halted, the Complex Auction will end early without trading and all RFR Responses will be cancelled. Remaining complex orders will be placed on the Strategy Book if eligible, or cancelled. When trading in the halted component(s) and/or underlying security of the complex order resumes, the System will evaluate the Strategy Book pursuant to subparagraph (c)(2)(i) above, and will use the process and criteria respecting the IIP as described in Interpretations and Policies .03(a) of this Rule to determine whether marketable complex order interest exists to initiate a Complex Auction, or whether to commence trading in the complex strategy without a Complex Auction.

.06 **MIAX Order Monitor for Complex Orders (“cMOM”)**.

(a) **Price Protection.** cMOM defines a price range outside of which a complex limit order will not be accepted by the System. cMOM is a number defined by the Exchange and communicated to Members via Regulatory Circular. The default price range for cMOM will be greater than or equal to a price through the cNBBO for the complex strategy to be determined by the Exchange and communicated to Members via Regulatory Circular. Such price will not be greater than $2.50. A complex limit order to sell will not be accepted at a price that is lower than the cNBBO bid, and a complex limit order to buy will not be accepted at a price that is higher than the cNBBO offer, by more than cMOM. A complex limit order that is priced through this range will be rejected. The cMOM Price Protection Feature shall not apply to cPRIME Orders (as defined in Rule 515A, Interpretations and Policies .12), cC2C Orders (as defined in Rule 518(b)(5), and cQCC Orders, as defined in Rule 518(b)(6).

(b) **Complex Order Size Protections**. The System will prevent certain complex orders from executing or being placed on the Strategy Book if the size of the complex order exceeds the complex order size protection designated by the Member. If the maximum size of complex orders is not designated by the Member, the Exchange will set a maximum size of complex orders on behalf of the Member by default. Members may designate the complex order size protection on a firm wide basis. The default maximum size for complex orders will be determined by the Exchange and announced to Members through a Regulatory Circular.

(c) **Open Complex Order Protection**. The System will reject any complex orders that exceed the maximum number of open complex orders held in the System on behalf of a particular Member, as designated by the Member. Members may designate the open complex order protection on a firm wide basis. If the maximum number of open complex orders is not designated by the Member, the Exchange will set a maximum number of open complex orders on behalf of the Member by default. The default maximum number of open complex orders will be determined by the Exchange and announced to Members through a Regulatory Circular.

(d) **Open Complex Contract Protection**. The System will reject any complex orders that exceed the maximum number of open complex contracts represented by complex orders held in the System on behalf of a particular Member, as designated by the Member. Members may designate the open complex contract protection on a firm wide basis. If the maximum number of open complex contracts is not designated by the Member, the Exchange will set a maximum number of open complex contracts on behalf of the Member by default. The default maximum number of open complex contracts will be determined by the Exchange and announced to Members via Regulatory Circular.

(e) Except as provided in sub-paragraph .06(a) above, the protections set forth in this Interpretations and Policies .06 will be available for complex orders as determined by the Exchange and communicated to Members via Regulatory Circular.

.07 **SPIKES Combo Orders**.

(a) For the purposes of this Rule, the following terms shall have the following meanings:

(1) A "SPIKES Combination" is a purchase (sale) of a SPIKES call option and sale (purchase) of a SPIKES put option having the same expiration date and strike price.

(2) A "delta" is the positive (negative) number of SPIKES Combinations that must be sold (purchased) to establish a market neutral hedge with one or more SPIKES option series.

(3) A "SPIKES Combo Order" is an order to purchase or sell one or more SPIKES option series and the offsetting number of SPIKES Combinations defined by the delta.

(4) For the purposes of this Rule a SPIKES Combo Order may not have a ratio greater than eight options to one SPIKES Combination (8:1).

(i) A SPIKES Combo Order will be subject to all provisions applicable to complex orders (excluding the 1:3/3:1 ratio) as described in this Rule.

.08 **Related Futures Cross ("RFC") Orders.**

(a) An EEM may execute an RFC order, which is comprised of a SPIKES options combo coupled with a contra-side order or orders totaling an equal number of SPIKES option combo orders, which is identified to the Exchange as being part of an exchange of option contracts for related futures positions. For purposes of RFC orders:

(1) In order to execute an RFC order an EEM must submit the RFC order to the System, which may execute automatically on entry without exposure.

(2) An EEM may execute an RFC order pursuant to subparagraph (1) above only if: (i) each option leg executes at a price that complies with Exchange Rule 518(c), provided that no option leg executes at the same price as a Priority Customer Order in the Simple Book; (ii) each option leg executes at a price at or between the NBBO for the applicable series; and (iii) the execution price is better than the price of any complex order resting in the Strategy Book, unless the RFC order is a Priority Customer Order and the resting complex order is a non-Priority Customer Order, in which case the execution price may be the same as or better than the price of the resting complex order. The System cancels an RFC order if it cannot execute.

(3) An RFC order may only be entered in the standard increment applicable to the class under Rule 518(c)(1).

(4) For purposes of this subparagraph (a), a SPIKES options combo is a two-legged order with one leg to purchase (sell) SPIKE calls and another leg to sell (purchase) the same number of SPIKE puts with the same expiration date and strike price.

(5) For purposes of this subparagraph (a), an exchange of option contracts for related futures positions is a transaction entered into by market participants seeking to swap option positions with related futures positions with related exposures.

(a) A related futures position is a position in a futures contract with either the same underlying as, or a high degree of price correlation to, the underlying of the option combo in the RFC order so that the execution of the option combos in the RFC order would serve as an appropriate hedge for the related future positions.

(b) In an exchange of contracts for related positions, one party(ies) must be the buyer(s) of (or the holder(s) of) the long market exposure associated with the options positions and the seller(s) of corresponding futures contracts and the other party(ies) must be the seller(s) of (or holder(s) of) the short market exposure associated with the options positions and the buyer(s) of the corresponding futures contracts. The quantity of the option contracts executed as part of the RFC order must correlate to the quantity represented by the related futures position portion of the exchange.

(6) An RFC order may be executed only during Regular Trading Hours and contemporaneously with the execution of the related futures position portion of the exchange.

(7) The transaction involving the related futures position of the exchange must comply with all applicable rules of the designated contract market on which the futures are listed for trading.

[Adopted: October 7, 2016 (SR-MIAX-2016-26); amended November 18, 2016 (SR-MIAX-2016-44); amended March 16, 2017 (SR-MIAX-2017-06); amended July 12, 2017 (SR-MIAX-2017-19); amended July 13, 2017 (SR-MIAX-2017-34); amended November 18, 2017 (SR-MIAX-2017-44); amended January 16, 2018 (SR-MIAX-2017-49); amended July 16, 2018 (SR-MIAX-2018-16); amended November 23, 2018 (SR-MIAX-2018-27); amended February 15, 2019 (SR-MIAX-2018-36); amended August 12, 2019 (SR-MIAX-2019-36); amended October 2, 2019 (SR-MIAX-2019-37); amended December 3, 2019 (SR-MIAX-2019-48); amended April 14, 2020 (SR-MIAX-2020-07); amended July 13, 2020 (SR-MIAX-2020-16); amended July 1, 2020 (SR-MIAX-2020-11); amended July 22, 2020 (SR-MIAX-2020-19); amended July 27, 2020 (SR-MIAX-2020-20); amended November 9, 2020 (SR-MIAX-2020-33); amended October 25, 2021 (SR-MIAX-2021-40); amended March 3, 2022 (SR-MIAX-2021-58); amended May 3, 2022 (SR-MIAX-2022-17)]

The following rule changes [SR-MIAX-2019-45] and [SR-MIAX-2022-13] will be implemented on a date to be announced by the Exchange through a Regulatory Circular

Rule 518. Complex Orders

(a) ***Definitions****.*

(1) ***ABBO****. The term ABBO means the best bid(s) or offer(s) disseminated by other Eligible Exchanges (defined in Rule 1400(g)) and calculated by the Exchange based on market information received by the Exchange from OPRA.*

*(2) **Complex National Best Bid or Offer ("cNBBO")**. The cNBBO is calculated using the NBBO for each component of a complex strategy to establish the best net bid and offer for a complex strategy. For stock-option orders, the cNBBO for a complex strategy will be calculated using the NBBO in the individual option component(s) and the NBBO in the stock component.*

*(3) **Complex Auction.** A "Complex Auction" is an auction of a complex order as set forth in subparagraph 518(d) below.*

*(4) **Complex Auction-Eligible Order**. A "Complex Auction-eligible order" is an order that meets the requirements of subparagraph 518(d)(1) below.*

*(5) **Complex Order**. A "complex order" is any order involving the concurrent purchase and/or sale of two or more different options in the same underlying security (the "legs" or "components" of the complex order), for the same account, in a ratio that is equal to or greater than one-to-three (.333) and less than or equal to three-to-one (3.00) and for the purposes of executing a particular investment strategy. Mini-options may only be part of a complex order that includes other mini-options. Only those complex orders in the classes designated by the Exchange and communicated to Members via Regulatory Circular with no more than the applicable number of legs, as determined by the Exchange on a class-by-class basis and communicated to Members via Regulatory Circular, are eligible for processing.*

A complex order can also be a "stock-option order" as described further, and subject to the limitations set forth, in Interpretations and Policies .01 of this Rule. A stock-option order is an order to buy or sell a stated number of units of an underlying security (stock or Exchange Traded Fund Share ("ETF")) or a security convertible into the underlying stock ("convertible security") coupled with the purchase or sale of options contract(s) on the opposite side of the market representing either (i) the same number of units of the underlying security or convertible security, or (ii) the number of units of the underlying stock necessary to create a delta neutral position, but in no case in a ratio greater than eight-to-one (8.00), where the ratio represents the total number of units of the underlying security or convertible security in the option leg to the total number of units of the underlying security or convertible security in the stock leg. Only those stock-option orders in the classes designated by the Exchange and communicated to Members via Regulatory Circular with no more than the applicable number of legs as determined by the Exchange on a class-by-class basis and communicated to Members via Regulatory Circular, are eligible for processing.

*(6) **Complex Strategy.** The term "complex strategy" means a particular combination of components and their ratios to one another. New complex strategies can be created as the result of the receipt of a complex order or by the Exchange for a complex strategy that is not currently in the System. The Exchange may limit the number of new complex strategies that may be in the System at a particular time and will communicate this limitation to Members via Regulatory Circular.*

*(7) **Complex Quotes**. A "complex quote" is a Market Maker complex Standard quote or complex eQuote for a complex strategy as set forth in Interpretations and Policies .02 of this Rule.*

*(8) **Displayed Complex MIAX Best Bid or Offer ("dcMBBO")**. The dcMBBO is calculated using the best displayed price for each component of a complex strategy from the Simple Order Book. For stock-option orders, the dcMBBO for a complex strategy will be calculated using the Exchange's best displayed bid or offer in the individual option component(s) and the NBBO in the stock component.*

*(9) **Derived Order**. A "derived order" is an Exchange-generated limit order on the Simple Order Book that represents either the bid or offer of one component of a complex order resting on the Strategy Book that is comprised of orders to buy or sell two option components where one component has a base ratio of "one" relative to the other*

component (1:1, 1:2, or 1:3). Derived orders will not be routed outside of the Exchange regardless of the price(s) disseminated by away markets. The Exchange will determine on a class-by-class basis to make available derived orders and communicate such determination to Members via a Regulatory Circular. Derived orders are firm orders (i.e., if executed, firm for the disseminated price and size) that are included in the MBBO (as defined in subparagraph (a)(13) below). Derived orders are subject to the managed interest process described in Rule 515(c)(1)(ii).

(i) A derived order may be automatically generated if the complex order is eligible for Legging pursuant to Rule 518(c)(2)(iii) for one or more legs of a complex order at a price:

(A) that matches or improves upon the best displayed bid or offer in the affected series on the Simple Order Book; and

(B) at which the net price of the complex order at the best price on the Strategy Book can be achieved when the other component of the complex order is executed against the best displayed bid or offer on the Simple Order Book.

(ii) A derived order will not be displayed at a price that locks or crosses the best bid or offer of another exchange. In such a circumstance, the System will display the derived order on the Simple Order Book at a price that is one MPV away from the current opposite side best bid or offer of such other exchange, and rank the derived order on the Simple Order Book according to its actual price.

(iii) A derived order will not be created at a price increment less than the minimum established by Rule 510.

(iv) A derived order will be handled in the same manner as other orders on the Simple Order Book except as otherwise provided in this Rule 518. A derived order is executed only after all other executable orders (including orders subject to the managed interest process as described in subparagraph (c)(4) below) and quotes at the same price are executed in full.

(v) When a derived order is executed, the other component of the complex order on the Strategy Book will be automatically executed against the best bid or offer on the Exchange.

(vi) A derived order is automatically removed from the Simple Order Book if:

(A) the displayed price of the derived order is no longer at the displayed best bid or offer on the Simple Order Book;

(B) execution of the derived order may no longer achieve the net price of the complex order on the Strategy Book when the other component of the complex order is executed against the best bid or offer on the Simple Order Book;

(C) the complex order is executed, cancelled, or modified in any way;

(D) a strategy that has, as a component, an option that is of the same type as a derived order, enters a cPRIME Auction (as described in Rule 515A, Interpretations and Policies .12) or a Complex Auction (pursuant to Rule 518(d));

(E) any component of the complex order resting on the Strategy Book that is used to generate the derived order is subject to a Simple Market Auction or Timer ("SMAT") Event, as described in

subparagraph (a)(16) below, a wide market condition (as described in Interpretations and Policies .05(a) of this Rule), or a halt.

If a derived order is removed from the Simple Order Book, the System will continually evaluate any remaining complex order(s) on the Strategy Book to determine whether a new derived order should be generated, as described in Rule 518(c)(5).

(vii) A derived order that is locked (i.e., if the opposite side MBBO locks the derived order) will be executed if the execution price is at the NBBO.

*(10) **Free Trading.** The term "free trading" means trading that occurs during a trading session other than: (i) at the opening or re-opening for trading following a halt, or (ii) during the Complex Auction Process (as described in paragraph (d) of this Rule).*

*(11) **Implied Complex MIAX Best Bid or Offer ("icMBBO")**. The icMBBO is a calculation that uses the best price from the Simple Order Book for each component of a complex strategy including displayed and non-displayed trading interest. For stock-option orders, the icMBBO for a complex strategy will be calculated using the best price (whether displayed or non-displayed) on the Simple Order Book in the individual option component(s), and the NBBO in the stock component.*

*(12) **Market Maker Priority Interest for Complex**. Certain Market Maker complex Standard quotes and complex eQuotes (as defined in Interpretations and Policies .02 of this Rule) will qualify as "Market Maker Priority Interest for Complex" on the Strategy Book if the following criteria have been met. For purposes of this Rule, Market Maker Priority Interest for Complex is established at the beginning of a Complex Auction (as described in subparagraph (d) below), or at the time of execution in free trading. If complex Standard quoting is engaged for a complex strategy as set forth in Interpretations and Policies .02 of this Rule, a Market Maker complex Standard quote or a complex eQuote will qualify as Market Maker Priority Interest for Complex if the Market Maker has a complex Standard quote in the complex strategy that equals or improves the dcMBBO on the opposite side from the incoming complex order or quote at the time of evaluation (a "Complex priority quote").*

*(13) **MBBO.** The term "MBBO" means the best bid or offer on the Simple Order Book (as defined below) on the Exchange.*

*(14) **NBBO.** The term "NBBO" means the national best bid or offer as calculated by the Exchange based on market information received by the Exchange from the appropriate Securities Information Processor ("SIP").*

*(15) **Simple Order Book**. The "Simple Order Book" is the Exchange's regular electronic book of orders and quotes.*

*(16) **Simple Market Auction or Timer ("SMAT") Event**. A SMAT Event is defined as any of the following:*

(i) a PRIME Auction (pursuant to Rule 515A);

(ii) a Route Timer (pursuant to Rule 529);

(iii) a liquidity refresh pause (pursuant to Rule 515(c)(3));

(iv) a Liquidity Exposure Process (pursuant to Rule 515(c)(2)).

Complex orders and quotes will be handled during a SMAT Event as described in Interpretations and Policies .05(a)(2) of this Rule.

*(17) **Strategy Book**. The "Strategy Book" is the Exchange's electronic book of complex orders and complex quotes.*

*(b) **Types of Complex Orders**.*

*(1) **General**. The Exchange will issue a Regulatory Circular listing which complex order types, among the complex order types set forth in this Rule, are available for use on the Exchange. Additional Regulatory Circulars will be issued as additional complex order types, among those complex order types set forth herein, become available for use on the Exchange. Regulatory Circulars will also be issued when a complex order type that had been in usage on the Exchange will no longer be available for use. Among the complex order types that may be submitted are limit orders, market orders, Good 'til Cancelled ("GTC") orders, or day limit orders as each such term is defined in Rule 516, or Complex Auction-on-Arrival ("cAOA") orders, Complex Auction-on-Arrival-Only ("cAOAO") orders, Complex Auction-or-Cancel ("cAOC") orders, or Complex Immediate-or-Cancel ("cIOC") orders, as such terms are defined below.*

*(2) **Complex Auction-on-Arrival Order**.*

(i) A "Complex Auction-on-Arrival" or "cAOA" order is a complex order designated to be placed into a Complex Auction upon receipt or upon evaluation. Complex orders that are not designated as cAOA will, by default, not initiate a Complex Auction upon arrival, but except as described herein will be eligible to participate in a Complex Auction that is in progress when such complex order arrives or if placed on the Strategy Book may participate in or may initiate a Complex Auction, following evaluation conducted by the System (as described in subparagraph (d) below).

(ii) Complex orders that are designated as cIOC or cAOC are not eligible for cAOA designation, and their evaluation will not result in the initiation of a Complex Auction either upon arrival or if eligible when resting on the Strategy Book.

*(3) **Complex Auction or Cancel Order**. A Complex Auction-or-Cancel or "cAOC" order is a complex limit order used to provide liquidity during a specific Complex Auction with a time in force that corresponds with that event. cAOC orders are not displayed to any market participant, and are not eligible for trading outside of the event. A cAOC order with a size greater than the aggregate auctioned size (as defined in Rule 518(d)(4)) will be capped for allocation purposes at the aggregate auctioned size.*

*(4) **Complex Immediate or Cancel Order**. A Complex Immediate-or-Cancel or "cIOC" order is a complex order that is to be executed in whole or in part upon receipt. Any portion not so executed is cancelled.*

*(5) **Complex Customer Cross Order**. A Complex Customer Cross or "cC2C" Order is comprised of one Priority Customer complex order to buy and one Priority Customer complex order to sell at the same price and for the same quantity. Trading of cC2C Orders is governed by Rule 515(h)(3).*

*(6) **Complex Qualified Contingent Cross Order**. A Complex Qualified Contingent Cross or "cQCC" Order is comprised of an originating complex order to buy or sell where each component is at least 1,000 contracts that is identified as being part of a qualified contingent trade, as defined in Rule 516, Interpretations and Policies .01, coupled with a contra-side complex order or orders totaling an equal number of contracts. Trading of cQCC Orders is governed by Rule 515(h)(4).*

*(7) **Complex PRIME Order**. A Complex PRIME or "cPRIME" Order is a complex order (as defined in Rule 518(a)(5)) that is submitted for participation in a cPRIME Auction. Trading of cPRIME Orders is governed by Rule 515A, Interpretations and Policies .12.*

*(8) **Complex Attributable Order**. A Complex Attributable Order is a market or limit order which displays the user firm ID for purposes of trading on the Exchange. Use of Complex Attributable Orders is voluntary. Complex Attributable Orders entered into the Exchange System will be available for execution but may not display the user firm ID for all Exchange processes. The Exchange will issue a Regulatory Circular specifying the Exchange processes and the class(es) of securities for which the Complex Attributable Order type shall be available.*

*(9) **Complex Auction-on-Arrival-Only Order**. A Complex Auction-on-Arrival-Only ("cAOAO") order is an order that will be auctioned upon arrival as provided for in this Rule if eligible, or cancelled if not eligible. Any unexecuted balance of a cAOAO order remaining upon completion of the auction process will be cancelled.*

*(c) **Trading of Complex Orders and Quotes**. The Exchange will determine and communicate to Members via Regulatory Circular which complex order origin types (i.e., non-broker-dealer customers, broker-dealers that are not Market Makers on an options exchange, and/or Market Makers on an options exchange) are eligible for entry onto the Strategy Book. Complex orders and quotes will be subject to all other Exchange Rules that pertain to orders and quotes generally, unless otherwise provided in this Rule 518. This Rule 518(c) governs trading of all complex order types set forth in Rule 518(b) above, unless otherwise specified in Rule 518(b).*

*(1) **Minimum Increments and Trade Prices**.*

(i) Bids and offers on complex orders, quotes, and RFR Responses for complex strategies having only option components may be expressed in $0.01 increments, and the component(s) of such a complex order may be executed in $0.01 increments, regardless of the minimum increments otherwise applicable to individual components of the complex order.

(ii) Bids and offers on complex orders, quotes, and RFR Responses for stock-option complex strategies (including a cQCC Order entered with a stock component) may be expressed in any decimal price the Exchange determines. The option component(s) of such a complex order may be executed in $0.01 increments, regardless of the minimum increments otherwise applicable to individual components of the complex order, and the stock component of such a complex order may be executed in any decimal price permitted in the equity market.

(iii) If any component of a complex strategy would be executed at a price that is equal to a Priority Customer bid or offer on the Simple Order Book, at least one other option component of the complex strategy must trade at a price that is better than the corresponding MBBO.

(iv) A complex order will not be executed at a net price that would cause any option component of the complex strategy to be executed: (A) at a price of zero; or (B) ahead of a Priority Customer order on the Simple Order Book without improving the MBBO of at least one option component of the complex strategy.

(v) A complex order or eQuote (as defined in Interpretations and Policies .02 of this Rule) will not be executed at a price that is outside of its MPC Price (as defined in Rule 532(b)(6)) or its limit price.

*(2) **Execution of Complex Orders and Quotes**.*

*(i) **Opening and Reopening of the Strategy Book for Trading**. Complex orders and quotes do not participate in the opening process for the individual option legs conducted pursuant to Rule 503. At the beginning*

of each trading session, and upon reopening after a halt, once all components of a complex strategy are open, an initial evaluation will be conducted in order to determine whether a complex order is a Complex Auction-eligible order, using the process and criteria described in Interpretations and Policies .03(a) of this Rule regarding the Initial Improvement Percentage ("IIP"). The System will also evaluate the eligibility of complex orders and quotes (as applicable) to participate in the managed interest process for complex orders as described in subparagraph (c)(4) below; if they are eligible for full or partial execution against a complex order or quote resting on the Strategy Book or through Legging with the Simple Order Book (as described in subparagraph (c)(2)(iii) below; whether the complex order or quote should be cancelled; and whether all or any remaining portion of the complex order or quote should be placed on the Strategy Book.

The Strategy Book will open for trading, or reopen for trading after a halt, with a Complex Auction if it is determined that one of the following conditions is present: (A) a complex order with no matching interest on the Strategy Book equals or improves the IIP, (B) matching interest exists at a price that is equal to or through the IIP, or (C) a size imbalance exists where the price at which the maximum quantity that can trade is equal to or through the IIP. If the Strategy Book contains matched interest or a size imbalance exists where the price at which the maximum quantity can trade is not equal to or through the IIP, the Strategy Book will open for trading with a trade and a Complex Auction will not be initiated. The remaining portion of any complex order for which there is a size imbalance will be placed on the Strategy Book. If the Strategy Book contains no matching interest or interest equal to or through the IIP, the complex strategy will open without a trade and a Complex Auction will not be initiated.

(ii) ***Prices for Complex Strategy Executions.*** *Incoming complex orders and quotes will be executed by the System in accordance with the provisions set forth herein, and will not be executed at prices inferior to the icMBBO or at a price that is equal to the icMBBO when there is a Priority Customer Order (as defined in Rule 100) at the best icMBBO price. Complex orders will never be executed at a price that is outside of the individual component prices on the Simple Order Book, and the net price of a complex order executed against another complex order on the Strategy Book will never be inferior to the price that would be available if the complex order legged into the Simple Order Book. Incoming complex orders that could not be executed because the executions would be priced (A) outside of the icMBBO, or (B) equal to or through the icMBBO due to a Priority Customer Order at the best icMBBO price, will be cancelled if such complex orders are not eligible to be placed on the Strategy Book. Complex orders and quotes will be executed without consideration of any prices for the complex strategy that might be available on other exchanges trading the same options contracts provided, however, that such complex order price may be subject to the Implied Exchange Away Best Bid or Offer ("ixABBO") Protection described in Rule 532(b)(7), and are subject to the MPC price protection feature described in Rule 532(b)(6).*

(iii) ***Legging.*** *Complex orders up to a maximum number of legs (determined by the Exchange on a class-by-class basis as either two or three legs and communicated to Members via Regulatory Circular) may be automatically executed against bids and offers on the Simple Order Book for the individual legs of the complex order ("Legging"), provided the complex order can be executed in full or in a permissible ratio by such bids and offers~~, and provided that the execution price of each component is not executed at a price that is outside of the NBBO~~. Legging is not available for cAOC orders, complex Standard quotes, complex eQuotes, or stock-option orders. Notwithstanding the foregoing, complex orders with two option legs where both legs are buying or both legs are selling and both legs are calls or both legs are puts may only trade against other complex orders on the Strategy Book and will not be permitted to leg into the Simple Order Book. Complex orders with three option legs where all legs are buying or all legs are selling may only trade against other complex orders on the Strategy Book, regardless of whether the option leg is a call or a put. The System will not generate derived orders for these complex orders.*

(iv) ***Derived Orders****. Derived orders may be automatically generated on behalf of complex orders so that they are represented at the best bid or offer on the Exchange for the individual legs, and shall be executed as provided in subparagraph (a)(9) above.*

*(v) **Evaluation.** The System will evaluate complex orders and quotes initially once all components of the complex strategy are open as described in subparagraph (c)(2)(i) above, upon receipt as described in subparagraph (c)(5)(i) below, and continually as described in subparagraph (c)(5)(ii) below. The evaluation process for complex orders and quotes is used to determine (A) their eligibility to initiate, or to participate in, a Complex Auction as described in subparagraph (d)(1) below; (B) their eligibility to participate in the managed interest process as described in subparagraph (c)(4) below; (C) whether a derived order should be generated or cancelled; (D) if they are eligible for full or partial execution against a complex order or quote resting on the Strategy Book or through Legging with the Simple Order Book (as described in subparagraph (c)(2)(iii) above; (E) whether the complex order or quote should be cancelled; and (F) whether the complex order or quote or any remaining portion thereof should be placed or remain on the Strategy Book.*

*(3) **Complex Order Priority**.*

(i) Notwithstanding the provisions of Rule 514, a complex order may be executed at a net credit or debit price with one other Member without giving priority to bids or offers established in the marketplace that are no better than the bids or offers comprising such net credit or debit; provided, however, that if any of the bids or offers established in the marketplace consist of a Priority Customer Order, at least one leg of the complex order must trade at a price that is better than the corresponding bid or offer in the marketplace by at least a $0.01 increment. Under the circumstances described above, if a stock-option order has one option leg, such option leg has priority over bids and offers established in the marketplace by Professional Interest (as defined in Rule 100) and Market Makers with priority quotes (as defined in Rule 517(b)(1)) that are no better than the price of the options leg, but not over such bids and offers established by Priority Customer Orders. If a stock-option order has more than one option leg, such option legs may be executed in accordance with the first sentence of this subparagraph (c)(3)(i).

(ii) Complex orders will be automatically executed against bids and offers on the Strategy Book in price priority. Bids and offers at the same price on the Strategy Book will be executed pursuant to the following priority rules:

(A) Priority Customer complex orders resting on the Strategy Book will have first priority to trade against a complex order. Priority Customer complex orders resting on the Strategy Book will be allocated in price time priority.

(B) Market Maker Priority Interest for Complex will collectively have second priority. Market Maker Priority Interest for Complex will be allocated on a pro-rata basis as defined in Rule 514(c)(2).

(C) Market Maker non-Priority Interest for Complex will collectively have third priority. Market Maker non-Priority Interest for Complex will be allocated on a pro-rata basis as defined in Rule 514(c)(2).

(D) Non-Market Maker Professional Interest orders resting on the Strategy Book will collectively have fourth priority. Non-Market Maker Professional Interest orders will be allocated on a pro-rata basis as defined in Rule 514(c)(2).

*(4) **Managed Interest Process for Complex Orders**. Complex orders will not be routed outside of the Exchange regardless of prices displayed by away markets. The managed interest process for complex orders will be based upon the icMBBO (as defined in subparagraph (a)(11) above).*

(i) A complex order that is resting on the Strategy Book and is either a complex market order (as described in subparagraph (c)(6) below), or has a limit price that locks or crosses the current opposite side icMBBO

when the icMBBO is the best price, may be subject to the managed interest process for complex orders as discussed herein. Complex Standard quotes are not eligible for inclusion in the managed interest process. An unexecuted complex Standard quote with a limit price that would otherwise be managed to the icMBBO will be cancelled. If the order is not a Complex Auction-eligible order (as defined in subparagraph (d)(1) below), the System will first determine if the inbound complex order can be matched against other complex orders and/or quotes resting on the Strategy Book at a price that is at or inside the icMBBO (provided there are no Priority Customer orders on the Simple Order Book at that price). Second, the System will determine if the inbound complex order can be executed by Legging against individual orders and quotes resting on the Simple Order Book at the icMBBO. A complex order subject to the managed interest process will never be executed at a price that is through the individual component prices on the Simple Order Book. The net price of a complex order subject to the managed interest process that is executed against another complex order on the Strategy Book will never be inferior to the price that would be available if the complex order legged into the Simple Order Book. When the opposite side icMBBO includes a Priority Customer Order, the System will book and display such booked complex order on the Strategy Book at a price (the "book and display price") such that at least one option component is priced $0.01 away from the current opposite side MBBO. When the opposite side icMBBO does not include a Priority Customer Order and is not available for execution in the ratio of such complex order, or cannot be executed through Legging with the Simple Order Book (as described in subparagraph (c)(2)(iii) above), the System will place such complex order on the Strategy Book and display such booked complex order at a book and display price that will lock the current opposite side icMBBO.

(ii) Should the icMBBO change, the complex order's book and display price will continuously re-price to the new icMBBO until (A) the complex order has been executed in its entirety; (B) if not executed, the complex order has been placed on the Strategy Book at prices up to and including its limit price or, in the case of a complex market order or a limit order that is priced more aggressively than the new icMBBO (i.e., lower than the icMBBO bid for an order to sell or higher than the icMBBO offer for an order to buy), at the new icMBBO; (C) the complex order has been partially executed and remaining unexecuted contracts have been placed on the Strategy Book at prices up to and including their limit price or, in the case of a complex market order or a limit order that is priced more aggressively than the new icMBBO, at the new icMBBO; or (D) the complex order or any remaining portion of the complex order is cancelled. If the Exchange receives a new complex order or quote for the complex strategy on the opposite side of the market from the managed complex order that can be executed, the System will immediately execute the remaining contracts from the managed complex order to the extent possible at the complex order's current book and display price, provided that the execution price is not outside of the current icMBBO. If unexecuted contracts remain from the complex order on the Strategy Book, the complex order's size will be revised and disseminated to reflect the complex order's remaining contracts at its current managed book and display price.

*(5) **Evaluation Process.** The Strategy Book is evaluated upon receipt of a new complex order or quote, and is evaluated continually thereafter by the System.*

*(i) **Evaluation Upon Receipt During Trading.** After a complex strategy is open for trading, all new complex orders and quotes that are received for the complex strategy are evaluated upon arrival. The System will determine if such complex orders are Complex Auction-eligible orders, using the process and criteria described in Interpretations and Policies .03(b) of this Rule regarding the Upon Receipt Improvement Percentage ("URIP"). The System will also evaluate (A) whether such complex orders or quotes are eligible for full or partial execution against a complex order or quote resting on the Strategy Book; (B) whether such complex orders or quotes are eligible for full or partial execution through Legging with the Simple Order Book (as described in Rule 518(c)(2)(iii)); (C) whether all or any remaining portion of a complex order or quote should be placed on the Strategy Book; (D) whether a derived order should be generated or cancelled; (E) the eligibility of such complex orders and quotes (as applicable) to participate in the managed interest process as described in subparagraph (c)(4) above; (F) whether such complex orders should be cancelled; and (G) the MPC Price.*

(ii) **Continual Evaluation.** The System will continue to evaluate complex orders and quotes on the Strategy Book. The System will continue to determine if such complex orders are Complex Auction-eligible orders, using the process and criteria described in Interpretations and Policies .03(c) of this Rule regarding the Re-evaluation Improvement Percentage ("RIP"). The System will also continue to evaluate (A) whether such complex orders or quotes are eligible for full or partial execution against a complex order or quote resting on the Strategy Book; (B) whether such complex orders or quotes are eligible for full or partial execution through Legging with the Simple Order Book (as described in Rule 518(c)(2)(iii) and discussed above); (C) whether all or any remaining portion of a complex order or quote should be placed on the Strategy Book; (D) whether a derived order should be generated or cancelled; (E) the eligibility of such complex orders and quotes (as applicable) to participate in the managed interest process as described in subparagraph (c)(4) above; and (F) whether such complex orders should be cancelled. The System will also continue to evaluate whether there is a SMAT Event, a wide market condition (as described in Interpretations and Policies .05(a)(1) of this Rule), a halt (as described in Interpretations and Policies .05(a)(3) of this Rule) affecting any component of a complex strategy. Complex orders and quotes will be handled during such events in the manner set forth in Interpretations and Policies .05(a) of this Rule.

(iii) **Complex Orders That Are Complex Auction-eligible**. If the System determines that a complex order is a Complex Auction-eligible order, such complex order will be submitted into the Complex Auction process as described in subparagraph 518(d) below.

(iv) **Complex Orders That Are Not Complex Auction-eligible.** If the System determines that a complex order is not a Complex Auction-eligible order, such complex order may be, as applicable, (A) immediately matched and executed against a complex order or quote resting on the Strategy Book; (B) executed against the individual components of the complex order on the Simple Order Book through Legging (as described in subparagraph (c)(2)(iii) above; (C) placed on the Strategy Book and managed pursuant to the managed interest process as described in subparagraph (c)(4) above; or (D) cancelled by the System if the time-in-force of the complex order does not allow it to rest on the Strategy Book.

(6) **Complex Market Orders**. Complex orders may be submitted as market orders and may be designated as cAOA or cAOAO.

(i) **Complex Market Orders Designated as cAOA or cAOAO**. Complex market orders designated as cAOA or cAOAO may initiate a Complex Auction upon arrival or join a Complex Auction in progress.

(ii) **Complex Market Orders not Designated as cAOA or cAOAO**. Complex market orders not designated as cAOA or cAOAO will trade immediately with any contra-side complex orders or quotes, or against the individual legs, up to and including the dcMBBO, and may be subject to the managed interest process described in subparagraph (c)(4) above, and the Evaluation Process described in subparagraph (c)(5) above.

(d) **Complex Auction Process**. Certain option classes, as determined by the Exchange and communicated to Members via Regulatory Circular, will be eligible to participate in a Complex Auction (an "eligible class"). Upon evaluation as set forth in subparagraph (c)(5) above, the Exchange may determine to automatically submit a Complex Auction-eligible order into a Complex Auction. Upon entry into the System or upon evaluation of a complex order resting at the top of the Strategy Book, Complex Auction-eligible orders may be subject to an automated request for responses ("RFR").

(1) **Complex Auction-eligible order.** A "Complex Auction-eligible order" means a complex order that, as determined by the Exchange, is eligible to initiate or join a Complex Auction based upon the order's marketability (i.e., if the price of such order is equal to or within a specific range of the current dcMBBO) as established by the Exchange, number of components, and complex order origin types (i.e., non-broker-dealer customers, broker-dealers

that are not market makers on an options exchange, and/or market makers on an options exchange as established by the Exchange and communicated to Members via Regulatory Circular). In order to initiate a Complex Auction upon receipt, a Complex Auction-eligible order must be designated as cAOA or cAOAO and must meet the criteria described in Interpretations and Policies .03(b) of this Rule regarding the URIP. A complex order not designated as cAOA or cAOAO (i.e., a complex order considered by default to be "do not auction on arrival" by the System) may (i) join a Complex Auction in progress at the time of receipt; (ii) become a Complex Auction-eligible order after resting on the Strategy Book and may then automatically join a Complex Auction then in effect for the complex strategy; or (iii) initiate a Complex Auction if it meets the criteria described in Interpretations and Policies .03(a) of this Rule regarding the IIP or .03(c) of this Rule regarding the RIP. Complex orders processed through a Complex Auction may be executed without consideration to prices of the same complex interest that might be available on other exchanges.

(2) ***Commencement of Complex Auction.*** *Upon receipt of a Complex Auction-eligible order or upon an evaluation by the System indicating that there is a Complex Auction-eligible order resting on the Strategy Book, as set forth in subparagraph (c)(5) above, the Exchange may begin the Complex Auction process by sending an RFR message. The RFR message will be sent to all subscribers to the Exchange's data feeds that deliver RFR messages. The RFR message will identify the complex strategy, the price, quantity of matched complex quotes and/or orders at that price, imbalance quantity, and side of the market of the Complex Auction-eligible order. The price included in the RFR Message will be the limit order price, unless: (i) that price is through the opposite side dcMBBO, or (ii) the Complex Auction is initiated by a complex market order, in which case such price will be the dcMBBO. The Exchange may determine to limit the frequency of Complex Auctions for a complex strategy (i.e., establish a minimum time period between Complex Auctions initiated for complex orders in that strategy resting on the Strategy Book). The duration of such limitation will be established on an Exchange-wide basis and communicated to Members via Regulatory Circular. The Exchange will not change the duration of the minimum time period on an intra-day basis during any trading session. However, a new complex order received by the System during such limitation that ordinarily triggers a Complex Auction will still trigger a Complex Auction upon receipt.*

(3) ***Response Time Interval.*** *The "Response Time Interval" means the period of time during which responses to the RFR may be entered. The Exchange will determine the duration of the Response Time Interval, which shall not exceed 500 milliseconds, and will communicate it to Members via Regulatory Circular. The end of the trading session will also serve as the end of the Response Time Interval for a Complex Auction still in progress.*

(4) ***RFR Response.*** *Members may submit a response to the RFR message (an "RFR Response") during the Response Time Interval. RFR Responses may be submitted in the increments defined in (c)(1)(i) and (c)(1)(ii) of this Rule. RFR Responses must be a cAOC order or a cAOC eQuote as defined in Interpretations and Policies .02 of this Rule and may be submitted on either side of the market. RFR Responses represent non-firm interest that can be modified or withdrawn at any time prior to the end of the Response Time Interval. At the end of the Response Time Interval, RFR Responses are firm (i.e., guaranteed at the RFR price and size). All RFR Responses and other complex orders and quotes on the opposite side of the Complex Auction-eligible order are also firm with respect to other incoming Complex Auction-eligible orders that are received during the Response Time Interval. Any RFR Responses not executed in full will expire at the end of the Complex Auction. An RFR Response with a size greater than the aggregate size of interest at the same price on the same side of the market as the initiating Complex Auction-eligible order (the "aggregate auctioned size") will be capped for allocation purposes at the aggregate auctioned size.*

(5) ***Processing of Complex Auction-eligible Orders****.*

(i) At the end of the Response Time Interval, Complex Auction-eligible orders (and other complex orders and quotes) may be executed in whole or in part. Complex Auction-eligible orders will be executed against the best priced contra side interest as described in subparagraph (6) below.

(ii) Any unexecuted portion of a Complex Auction-eligible order remaining at the end of the Response Time Interval will either be:

(A) evaluated to determine if it may initiate another Complex Auction; or

(B) placed on the Strategy Book and ranked pursuant to subparagraph (c)(3) above.

(iii) Notwithstanding the foregoing in this subparagraph (d)(5), the Complex Auction will terminate (A) at the end of the Response Time Interval without trading when any individual component of a complex strategy in the Complex Auction process is subject to a wide market condition as described in Interpretations and Policies .05(a)(1) of this Rule, or to a SMAT Event as described in paragraph (a)(16) and Interpretations and Policies .05(a)(2) of this Rule, or (B) immediately without trading if any individual component or underlying security of a complex strategy in the Complex Auction process is subject to a halt as described in Interpretations and Policies .05(a)(3) of this Rule.

(iv) Upon the conclusion of the condition(s) or process(es) described in subparagraph (d)(5)(iii) above, an affected complex order will be evaluated and may initiate a new Complex Auction if such complex order is determined to be a Complex Auction-eligible order.

*(6) **Complex Auction Pricing**. A complex strategy will not be executed at a net price that would cause any option component of the complex strategy to be executed: (A) at a price of zero; or (B) ahead of a Priority Customer order on the Simple Order Book without improving the MBBO on at least one option component of the complex strategy by at least $.01. At the conclusion of the Response Time Interval, Complex Auction-eligible orders will be priced and executed as follows, and allocated pursuant to subparagraph (7) below:*

(i) Using $0.01 inside the current icMBBO for complex strategies with only option components or using a decimal price increment (as determined by the Exchange) inside the current icMBBO for stock-option complex strategies as the boundary (the "boundary"), the System will calculate the price where the maximum quantity of contracts can trade and also determine whether there is an imbalance.

(A) If there is no imbalance, the System will calculate the Complex Auction price using the following:

1. If a single price satisfies the maximum quantity criteria, that single price is used as the Complex Auction price.

2. If two or more prices satisfy the maximum quantity criteria, the System will calculate the midpoint of the lowest and highest price points that satisfy the maximum quantity criteria, such midpoint price is used as the Complex Auction price. For orders with ixABBO Price Protection, as described in Rule 532(b)(7) (for purposes of this subparagraph (d)(6), "price protection"), the midpoint pricing will use the price protection range selected by the Member at the end of the Complex Auction.

a. For complex strategies with only option components, if the midpoint price is not in a $0.01 increment, the System will round toward the midpoint of the dcMBBO to the nearest $0.01; for stock-option complex strategies, if the midpoint price is not in a decimal price increment as determined by the Exchange, the System will round toward the midpoint of the dcMBBO to the nearest decimal price increment as determined by the Exchange.

b. If the midpoint of the highest and lowest prices is also the midpoint of the dcMBBO and is not in a $0.01 increment for complex strategies with only option components or in a decimal price

increment as determined by the Exchange for stock-option complex strategies, the System will round the price up to the next $0.01 increment for complex strategies with only option components or to a decimal price increment as determined by the Exchange for stock-option complex strategies.

(B) If there is a size imbalance, the System will calculate the Complex Auction price using the following:

1. If a single price satisfies the maximum quantity criteria, that single price is used as the Complex Auction price.

2. If two or more prices satisfy the maximum quantity criteria, the System will price the execution at the price on the opposite side of the size imbalance that meets the maximum quantity criteria, while also respecting limit prices and the pricing boundaries which include the price protection boundary of $0.01 inside of the icMBBO and the price protection range (if any) selected by the Members whose interest makes up the order imbalance.

3. If, after trading the maximum quantity at the execution price, Complex Auction interest remains with a managed price that locks or crosses the opposite side icMBBO, the System will do the following:

a. Execute the individual legs of eligible remaining Complex Auction eligible orders and quotes against orders and quotes resting on the Simple Order Book that were present prior to the beginning of the Complex Auction at the icMBBO if available in the proper ratio and at or within the NBBO of each component of the complex order.

b. After executing the imbalance side interest to the extent possible at the icMBBO, the System will do the following:

i. If Priority Customer interest at the icMBBO that is not in the proper ratio remains, the System will place such remaining imbalance side interest on the Strategy Book and manage such interest pursuant to subparagraph (c)(4) of this Rule.

ii. If no Priority Customer interest at the icMBBO remains, the System will execute Complex Auction interest with any available complex orders, complex Standard quotes or complex eQuotes priced at the icMBBO, and then with any orders or quotes on the Simple Order Book at the icMBBO that were received or modified after the beginning of the Response Time Interval.

4. If after trading the maximum quantity at the initial icMBBO, all interest at the initial icMBBO has been executed, including through Legging with the Simple Order Book (as described in subparagraph (c)(2)(iii) above), and Complex Auction interest remains with a managed price that crosses the exhausted icMBBO or dcMBBO (if the next opposite side icMBBO is also the dcMBBO), or locks or crosses the next opposite side icMBBO or dcMBBO (if the next opposite side icMBBO is also the dcMBBO), the System will repeat the process for a size imbalance described in subparagraphs (d)(6)(i)(B)(1)-(3) above.

5. If the trading in subparagraph (d)(6)(i)(B)(4) above was not at the dcMBBO the System will follow the procedure described in that subparagraph at the dcMBBO.

a. If after trading the maximum quantity at the dcMBBO, interest at the dcMBBO remains, the System will place any remaining Complex Auction interest on the Strategy Book and manage the interest

that is eligible to rest on the Strategy Book pursuant to subparagraph (c)(4), and cancel Complex Auction interest, including remaining complex order cAOC interest, that is not eligible to rest on the Strategy Book.

b. If all interest at the dcMBBO has been exhausted and Auction orders with a managed or limit price that locks or crosses the exhausted dcMBBO price remain, the System will place any remaining Complex Auction interest on the Strategy Book and manage the interest that is eligible to rest on the Strategy Book pursuant to subparagraph (c)(4) to the exhausted dcMBBO price, cancel Complex Auction interest, including remaining complex order cAOC interest, that is not eligible to rest on the Strategy Book, and cancel any complex Standard quotes that are locking or crossing the exhausted dcMBBO price. The System will then immediately initiate a reevaluation of the remaining interest from the Complex Auction and may initiate a new Complex Auction without regard to the RIP.

(ii) The System will place any eligible remaining non-marketable Complex Auction orders and quotes on the Strategy Book, cancel any remaining Complex Auction interest that is not eligible to rest on the Strategy Book, and cancel complex Standard quotes that would otherwise require management because of their price as described in subparagraph (c)(4) above if placed on the Strategy Book.

(7) ***Allocation at the Conclusion of a Complex Auction****. Orders and quotes executed in a Complex Auction will be allocated first in price priority based on their original limit price (or protected price, as described in Rule 532, if price protection is engaged) and thereafter as follows:*

(i) Individual orders and quotes in the leg markets resting on the Simple Order Book prior to the initiation of a Complex Auction and that have remained unchanged during the Auction have first priority, provided the complex order can be executed in full (or in a permissible ratio) against orders and quotes on the Simple Order Book, provided that the prices of the components on the Simple Order Book are at or within the NBBO for each component. Orders and/or quotes resting on the Simple Order Book that execute against a complex order will be allocated pursuant to Rule 514(c).

(ii) Priority Customer complex orders resting on the Strategy Book before, or that are received during, the Response Time Interval, and Priority Customer RFR Responses, collectively have second priority and will be allocated in price-time priority.

(iii) Market Maker Priority Interest for Complex and RFR Responses from Market Makers with Priority Interest for Complex collectively have third priority and will be allocated on a pro-rata basis as defined in Rule 514(c)(2).

(iv) Market Maker non-Priority Interest for Complex and RFR Responses from Market Makers with non-Priority Interest for Complex collectively have fourth priority and will be allocated on a pro-rata basis as defined in Rule 514(c)(2).

(v) Non-Market Maker Professional Interest complex orders resting on the Strategy Book, non-Market Maker Professional Interest complex orders placed on the Strategy Book during the Response Time Interval, and non-Market Maker Professional Interest RFR Responses will collectively have fifth priority and will be allocated on a pro-rata basis as defined in Rule 514(c)(2).

(vi) Individual orders and quotes in the leg markets that are received or changed during the Complex Auction will collectively have sixth priority and will be allocated pursuant to Rule 514(c)(2).

*(8) **Processing of Unrelated Complex Orders and Quotes**. Incoming unrelated complex orders and quotes that are eligible to join a Complex Auction and are received during the Response Time Interval for a Complex Auction-eligible order will join the Complex Auction, will be ranked by price, and will be allocated pursuant to subparagraph (7) above.*

*(9) **Processing of Non-cAOA or cAOAO Complex Orders.** A complex order not designated as cAOA or cAOAO will either be (i) executed in full at a single price or at multiple prices up to its limit price, with remaining contracts placed on the Strategy Book; (ii) executed until the order exhausts the opposite side dcMBBO, at which time the order will be placed on the Strategy Book and evaluated for Complex Auction eligibility; or (iii) cancelled.*

*(10) **Change in the BBO of the Leg Markets**. A change in the best bid or offer of the leg markets will not affect the processing of the Complex Auction. Any such changed bid or offer will be included in the evaluation at the end of the Response Time Interval.*

*(11) **Effect of Limit Up-Limit Down State**. If the underlying security of a Complex Auction-eligible order that is a market order enters a Limit State or Straddle State, as defined in Rule 530, the Complex Auction will end upon such underlying security's entering of the Limit or Straddle State if such market order is the only trading interest remaining on that side of the Complex Auction, in which case the remaining portion of such market order will be cancelled. If there are orders and/or quotes other than such market order on that side of the Complex Auction, such market order will be cancelled and the Complex Auction will continue. Any remaining complex orders and/or quotes that joined the Complex Auction will continue to be processed according to subparagraph (d) above.*

*(12) **Effect of Wide Market Conditions, SMAT Events, and Trading Halts**. If, during a Complex Auction, the underlying security and/or any component of a Complex Auction-eligible order is subject to a wide market condition, a SMAT Event or a trading halt, the Complex Auction will be handled as set forth in Interpretations and Policies .05(a) of this Rule.*

*(e) **Complex Liquidity Exposure Process ("cLEP") for Complex Orders.** The System will initiate a cLEP Auction whenever a complex order or eQuote would execute or post at a price that would violate its MPC Price, as described in Rule 532(b)(6). The System will post the complex order or eQuote to the Strategy Book at its MPC Price and begin the cLEP Auction by broadcasting a liquidity exposure message to all subscribers of the Exchange's data feeds. The liquidity exposure message will include the symbol, side of the market, auction start price (MPC Price of the complex order or eQuote), and the imbalance quantity.*

***Response Time Interval.** The "Response Time Interval" means the period of time during which responses to the liquidity exposure message may be entered. The duration of the Response Time Interval shall be no less than 100 milliseconds and no more than 5,000 milliseconds, as determined by the Exchange and announced through a Regulatory Circular.*

***Responses.** Members may submit a response to the liquidity exposure message during the Response Time Interval. Responses may be submitted in the increments defined in section (c)(1)(i) and (c)(1)(ii) of this Rule. Responses must be a cAOC order or a cAOC eQuote as defined in Interpretations and Policies .02 of this Rule and may be submitted on either side of the market. Responses represent non-firm interest that can be withdrawn at any time prior to the end of the Response Time Interval. At the end of the Response Time Interval, responses are firm (i.e., guaranteed at the response price and size). Any responses not executed in full will expire at the end of the cLEP Auction. A response on the opposite side of the initiating order with a size greater than the aggregate size of interest at the same price on the same side of the market as the initiating order (the "aggregate auctioned size") will be capped for allocation purposes at the aggregate auctioned size.*

End of Complex Liquidity Exposure Process. *At the conclusion of the cLEP Auction the resulting trade price will be determined by the Exchange's Complex Auction Pricing described in subsection (d)(6) of this Rule and interest will be executed as provided in subsection (d)(6) of this Rule. In no event will the resulting trade price of a cLEP Auction ever be more aggressive than the MPC Price. Remaining liquidity with an original limit price that is (i) less aggressive (lower for a buy order or eQuote, or higher for a sell order or eQuote) than or equal to the MPC Price will be handled in accordance with subsection (c)(2)(ii) – (v) of this Rule, or (ii) more aggressive than the MPC Price will be subject to the Reevaluation process as described below.*

Allocation at the Conclusion of a Complex Liquidity Exposure Auction. *Orders and quotes executed in a cLEP Auction will be allocated first in price priority based upon their original limit price, orders subject to the MIAX Strategy Price Protection ("MSPP") (as described in Rule 532(b)(5)) are allocated using their protected price, and thereafter in accordance with the Complex Auction allocation procedures described in subsection (d)(7)(i) – (vi) of this Rule.*

Reevaluation. *At the conclusion of a cLEP Auction, the System will calculate the next potential MPC Price for remaining liquidity with an original limit price or protected price more aggressive than the existing MPC Price. The next MPC Price will be calculated as the MPC Price plus (minus) the next MPC increment for buy (sell) orders (the "New MPC Price"). The System will initiate a cLEP Auction for liquidity that would execute or post at a price that would violate its New MPC Price. Liquidity with an original limit price or protected price less aggressive (lower for a buy order or eQuote, or higher for a sell order or eQuote) than or equal to the New MPC Price wil be posted to the Strategy Book at its original limit price or handled in accordance with subsection (c)(2)(ii) – (v) of this Rule. The cLEP process will continue until no liquidity remains with an original limit price that is more aggressive than its MPC Price. At the conclusion of the cLEP process, any liquidity that has not been executed will be posted to the Strategy Book at its original limit price.*

Interpretations and Policies:

.01 ***Special Provisions Applicable to Stock-Option Orders****:*

(a) ***General.*** *Stock-option orders may be executed against other stock-option orders through the Strategy Book and Complex Auction. Stock-option orders will not be legged against the individual component legs, and the System will not generate a derived order based upon a stock-option order. A stock-option order shall not be executed on the System unless the underlying security component is executable at the price(s) necessary to achieve the desired net price.*

Members may only submit stock-option orders if such orders comply with the Qualified Contingent Trade Exemption from Rule 611(a) of Regulation NMS under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Members submitting such complex orders represent that such orders comply with the Qualified Contingent Trade Exemption.

To participate in stock-option order processing, a Member must give up a Clearing Member previously identified to, and processed by the Exchange as a Designated Give Up for that Member in accordance with Rule 507 and which has entered into a brokerage agreement with one or more Exchange-designated broker-dealers that are not affiliated with the Exchange to electronically execute the underlying security component of the stock-option order at a stock trading venue selected by the Exchange-designated broker-dealer on behalf of the Member.

(b) ***Process.*** *When a stock-option order is received by the Exchange, the System will validate that the stock-option order has been properly marked as required by Rule 200 of Regulation SHO under the Act ("Rule 200"). Rule 200 requires all broker-dealers to mark sell orders of equity securities as "long," "short," or "short exempt." Accordingly, Members submitting stock-option orders must mark the underlying security component (including ETF) "long," "short,"*

or "short exempt" in compliance with Rule 200. If the stock-option order is not so marked, the order will be rejected by the System. Likewise, any underlying security component of a stock-option order sent by the Exchange to the Exchange-designated broker-dealer shall be marked "long," "short," or "short exempt" in the same manner in which it was received by the Exchange from the submitting Member.

If the stock-option order is properly marked, the System will determine whether the stock-option order is Complex Auction-eligible. If the stock-option order is Complex Auction-eligible, the System will initiate the Complex Auction Process described in paragraph (d) of this Rule. Any stock-option order executed utilizing the Complex Auction Process will comply with the requirements of Rule 201 of Regulation SHO under the Act ("Rule 201") as discussed further below.

When the short sale price test in Rule 201 is triggered for a covered security, a "trading center," such as the Exchange, an Exchange-designated broker-dealer, or a stock trading venue, as applicable, must comply with Rule 201. For purposes of this paragraph, the term "covered security" shall have the same meaning as in Rule 201(a)(1) of Regulation SHO. The term "covered security" is defined in Rule 201(a)(1) as any NMS stock as defined in Rule 600(b)(47) of Regulation NMS. Rule 201(a)(9) states that the term "trading center" shall have the same meaning as in Rule 600(b)(78). Rule 600(b)(78) of Regulation NMS defines a "trading center" as "a national securities exchange or national securities association that operates an SRO trading facility, an alternative trading system, an exchange market maker, an OTC market maker, or any other broker or dealer that executes orders internally by trading as principal or crossing orders as agent." Rule 201 requires a trading center to establish, maintain, and enforce written policies and procedures reasonably designed to prevent the execution or display of a short sale order of a covered security at a price that is less than or equal to the current national best bid if the price of that covered security decreases by 10% or more from the covered security's closing price as determined by the listing market for the covered security as of the end of regular trading hours on the prior day; and impose these requirements for the remainder of the day and the following day when a national best bid for the covered security is calculated and disseminated on a current and continuing basis by a plan processor pursuant to an effective national market system plan. A trading center such as the Exchange, an Exchange-designated broker-dealer and a stock trading venue, as applicable, on which the underlying security component is executed, must also comply with Rule 201(b)(1)(iii)(B), which provides that a trading center must establish, maintain, and enforce written policies and procedures reasonably designed to permit the execution or display of a short sale order of a covered security marked "short exempt" without regard to whether the order is at a price that is less than or equal to the current national best bid.

If the stock-option order is not Complex Auction-eligible, the System will determine if it is eligible to be executed against another inbound stock-option order or another stock-option order resting on the Strategy Book. If eligible, the System will route both sides of the matched underlying security component of the stock-option order as a Qualified Contingent Trade ("QCT") to an Exchange-designated broker-dealer for execution on a stock trading venue. The stock trading venue will then either successfully execute the QCT or cancel it back to the Exchange-designated broker-dealer, which in turn will either report the execution of the QCT or cancel it back to the Exchange. While the Exchange is a trading center pursuant to Rule 201, the Exchange will neither execute nor display the underlying security component of a stock-option order. Instead, the execution or display of the underlying security component of a stock-option order will occur on a trading center other than the Exchange, such as an Exchange-designated broker-dealer or other stock trading venue.

If the Exchange-designated broker-dealer or other stock trading venue, as applicable, cannot execute the underlying security component of a stock-option order in accordance with Rule 201, the Exchange will not execute the option component(s) of the stock-option order and will either place the unexecuted stock-option order on the Strategy Book or cancel it back to the submitting Member in accordance with the submitting Member's instructions (except that cAOC and cIOC stock-option orders and eQuotes will be cancelled). Once placed back onto the Strategy Book, the stock-option order will be handled in accordance with Rule 518, Interpretations and Policies .01(b).

If the stock-option order is not Complex Auction-eligible and cannot be executed or placed on the Strategy Book, it will be cancelled by the System. Otherwise, the stock-option order will be placed on the Strategy Book.

*(c) **Option Component**. The option leg(s) of a stock-option order shall not be executed (i) at a price that is inferior to the Exchange's best bid (offer) in the option or (ii) at the Exchange's best bid (offer) in that option if one or more Priority Customer Orders are resting at the best bid (offer) price on the Simple Order Book in each of the option components and the stock-option order could otherwise be executed in full (or in a permissible ratio). If one or more Priority Customer Orders are resting at the best bid (offer) price on the Simple Order Book, at least one option component must trade at a price that is better than the corresponding bid or offer in the marketplace by at least $0.01. The option leg(s) of a stock-option order may be executed in a $0.01 increment, regardless of the minimum quoting increment applicable to that series.*

*(d) **Strategy Book**. Stock-option orders and quotes on the Strategy Book that are marketable against each other will automatically execute, subject to the condition noted in subparagraph (b) above of this Interpretations and Policies .01. Orders and quotes may be submitted by Members to trade against orders on the Strategy Book.*

*(e) **Stock-Option Orders in MIAX Complex Order Auctions**. Stock-option orders executed via Complex Auction shall trade in the sequence set forth in subparagraph 518(d)(5) above except that the provision regarding individual orders and quotes in the leg markets resting on the Simple Order Book prior to the initiation of a Complex Auction will not be applicable and such execution will be subject to the conditions noted above concerning the price of the option leg(s), together with all applicable securities laws.*

*(f) **Limit up-Limit Down State**. When the underlying security of a stock-option order is in a limit up-limit down state as defined in Rule 530, such order will only execute if the calculated stock price is within the permissible Price Bands as determined by the SIP under the Plan to Address Extraordinary Market Volatility Pursuant to Rule 608 of Regulation NMS, as it may be amended from time to time (the "LULD Plan").*

*(g) **Parity Price Protection.** The System will provide parity price protection for strategies that consist of a sale (purchase) of one call and the purchase (sale) of 100 shares of the underlying stock ("Buy-Write") or that consist of the purchase (sale) of one put and the purchase (sale) of 100 shares of the underlying stock ("Married-Put"). A Parity Spread Variance ("PSV") value between $0.00 and $0.50 which will be uniform for all option classes traded on the Exchange, will be determined by the Exchange and communicated via Regulatory Circular. The PSV will be used to calculate a minimum option trading price limit that the System will prevent the option leg from trading below. For call option legs, the PSV value is added to the strike price of the option to establish a parity protected price for the strategy. For put option legs, the PSV value is subtracted from the strike price of the option to establish a parity protected price for the strategy. Married-Put and Buy-Write interest to buy (buy put and buy stock; or buy call and sell stock) that is priced below the parity protected price for the strategy will be rejected. Married-Put and Buy-Write interest to sell (sell put and sell stock; or sell call and buy stock) that is priced below the parity protected price for the strategy will be placed on the Strategy Book at the parity protected price for the strategy, or cancelled if the Managed Protection Override is enabled.*

*.02 **Market Maker Complex Quotes**.*

(a) Market Maker complex quotes may be entered as either complex Standard quotes or complex eQuotes.

(1) A complex Standard quote is a complex quote submitted by a Market Maker that cancels and replaces the Market Maker's previous complex Standard quote for that side of the strategy, if any.

(2) A complex eQuote is a complex quote submitted by a Market Maker with a specific time in force that does not automatically cancel and replace the Market Maker's previous complex Standard quote or complex eQuote.

(b) The Exchange will determine, on a class-by-class basis, the complex strategies in which Market Makers may submit complex Standard quotes, and will notify Members of such determination via Regulatory Circular. Market Makers may submit complex eQuotes in their appointed options classes.

(c) A complex eQuote is either:

(1) A "Complex Auction or Cancel eQuote" or "cAOC eQuote," which is an eQuote submitted by a Market Maker that is used to provide liquidity during a specific Complex Auction with a time in force that corresponds with the duration of the Complex Auction. A cAOC eQuote with a size greater than the aggregate auctioned size (as defined in Rule 518(d)(4)) will be capped for allocation purposes at the aggregate auctioned size. cAOC eQuotes will not: (i) be executed against individual orders and quotes resting on the Simple Order Book; (ii) be eligible to initiate a Complex Auction, but may join a Complex Auction in progress; (iii) rest on the Strategy Book; or (iv) be displayed; or

(2) A "Complex Immediate or Cancel eQuote" or "cIOC eQuote," which is a complex eQuote with a time-in-force of IOC that may be matched with another complex quote or complex order for an execution to occur in whole or in part upon receipt into the System. cIOC eQuotes will not: (i) be executed against individual orders and quotes resting on the Simple Order Book; (ii) be eligible to initiate a Complex Auction or join a Complex Auction in progress; (iii) rest on the Strategy Book; or (iv) be displayed. Any portion of a cIOC eQuote that is not executed will be immediately cancelled.

(d) Market Maker complex quotes are executed in the same manner as complex orders (as described in subparagraph (c)(3)(i) above), but will not be executed against bids and offers on the Simple Order Book via Legging as provided in subparagraph (c)(2)(iii) of this Rule. Market Maker complex Standard quotes may rest on the Strategy Book and are not subject to the managed interest process described in subparagraph (c)(4) of this Rule. An unexecuted complex Standard quote with a limit price that would otherwise be managed to the icMBBO will be cancelled.

(e) Market Makers are not required to enter complex quotes on the Strategy Book. Quotes for complex strategies are not subject to any quoting requirements that are applicable to Market Maker quotes in the simple market for individual options series or classes. Volume executed in complex strategies is not taken into consideration when determining whether Market Makers are meeting quotation obligations applicable to Market Maker quotes in the simple market for individual options.

*.03 **Improvement Percentages**. The Exchange will use the following methods to determine whether a complex order is qualified to initiate a Complex Auction.*

*(a) **Initial Improvement Percentage ("IIP")**. For complex orders received prior to the opening of all individual components of a complex strategy, the System will calculate an IIP value, which is a defined percentage of the current ~~dcMBBO~~ cNBBO bid/ask differential once all of the components of the complex strategy have opened. Such percentage will be defined by the Exchange and communicated to Members via Regulatory Circular. If a Complex Auction-eligible order is priced equal to, or improves, the IIP value and is also priced equal to, or improves, other complex orders and/or quotes resting at the top of the Strategy Book, the complex order will be eligible to initiate a Complex Auction.*

*(b) **Upon Receipt Improvement Percentage ("URIP")**. Upon receipt of a complex order when the complex strategy is open, the System will calculate a URIP value, which is a defined percentage of the current ~~dcMBBO~~ cNBBO bid/ask differential. Such percentage will be defined by the Exchange and communicated to Members via Regulatory Circular. If a Complex Auction-eligible order is priced equal to, or improves, the URIP value and is also priced to improve other complex orders and/or quotes resting at the top of the Strategy Book, the complex order will be eligible to initiate a Complex Auction.*

*(c) **Re-evaluation Improvement Percentage ("RIP")**. Upon evaluation of a complex order resting at the top of the Strategy Book, the System will calculate a RIP value, which is a defined percentage of the current ~~dcMBBO~~ cNBBO bid/ask differential. Such percentage will be defined by the Exchange and communicated to Members via Regulatory Circular. If a complex order resting at the top of the Strategy Book is priced equal to, or improves, the RIP value, the complex order will be eligible to initiate a Complex Auction.*

*.04 **Dissemination of Information.** Dissemination of information related to Complex Auction-eligible orders by the submitting Member to third parties will be deemed conduct inconsistent with just and equitable principles of trade as described in Rule 301.*

*.05 **Price and Other Protections.** Unless otherwise specifically set forth herein, the price and other protections contained in this Interpretations and Policies .05 apply to all complex order types set forth in Rule 518(b) above.*

*(a) **Wide Market Conditions, SMAT Events and Halts.***

*(1) **Wide Market Condition.** A "wide market condition" is defined as any individual option component of a complex strategy having, at the time of evaluation, an MBBO quote width that is wider than the permissible valid quote width as defined in Rule 603(b)(4).*

*(i) **Wide Market Condition During Free Trading**. If a wide market condition exists for a component of a complex strategy, trading in the complex strategy will be suspended, except as otherwise set forth in sub-paragraph (a)(1)(iii) below. The Strategy Book will remain available for Members to enter and manage complex orders and quotes. New Complex Auctions will not be initiated and incoming Complex Auction-eligible orders that could have otherwise caused an auction to begin will be placed on the Strategy Book. Incoming complex orders with a time in force of IOC will be cancelled.*

The System will continue to evaluate the Strategy Book. If a wide market condition exists for a component of a complex strategy at the time of evaluation, complex orders or quotes that could have otherwise been executed will not be executed until the wide market condition no longer exists. When the wide market condition no longer exists, the System will again evaluate the Strategy Book pursuant to subparagraph (c)(5)(ii) of this Rule, and will use the process and criteria respecting the RIP as described in Interpretations and Policies .03(c) of this Rule to determine whether complex order interest exists to initiate a Complex Auction, or whether to commence trading in the complex strategy without a Complex Auction.

*(ii) **Wide Market Condition During a Complex Auction**. If, at the expiration of the Response Time Interval, a wide market condition exists for a component of a complex strategy in the Complex Auction, trading in the complex strategy will be suspended, and any RFR Responses will be cancelled. Remaining Complex Auction-eligible orders will then be placed on the Strategy Book. When the wide market condition no longer exists, the System will evaluate the Strategy Book pursuant to subparagraph (c)(5)(ii) of this Rule, and will use the process and criteria respecting the RIP as described in Interpretations and Policies .03(c) of this Rule to determine whether complex order interest exists to initiate a Complex Auction, or whether to commence trading in the complex strategy without a Complex Auction.*

(iii) ***Wide Market Condition and cPRIME, cC2C, cQCC, and RFC Orders.*** *A wide market condition shall have no impact on the trading of cPRIME Orders and processing of cPRIME Auctions (including the processing of cPRIME Auction responses) pursuant to Rule 515A, Policy .12, or on the trading of cC2C, cQCC, or RFC Orders pursuant to Rules 515(h)(3) and (4), and Policy .08 of this Rule respectively. Such trading and processing will not be suspended and will continue during wide market conditions.*

(2) ***SMAT Events.***

(i) ***SMAT Events During Free Trading****. If a SMAT Event exists during free trading for an option component of a complex strategy, trading in the complex strategy will be suspended. The Strategy Book will remain available for Members to enter and manage complex orders and quotes. New Complex Auctions may be initiated for incoming Complex Auction-eligible orders that meet the requirements of the URIP as described in Interpretations and Policies .03(b) of this Rule. Incoming complex orders and quotes that could otherwise be executed during the SMAT Event(s) without entering the Complex Auction process will be placed on the Strategy Book. Incoming complex orders received during a SMAT Event with a time in force of IOC will be cancelled by the System.*

The System will continue to evaluate the Strategy Book. When the SMAT Event(s) no longer exist(s), the System will evaluate the Strategy Book pursuant to subparagraph (c)(5)(ii) of this Rule, and will use the process and criteria respecting the RIP as described in Interpretations and Policies .03(c) of this Rule to determine whether complex order interest exists to initiate a Complex Auction, or whether to commence trading in the complex strategy without a Complex Auction.

(ii) ***SMAT Events During a Complex Auction.*** *If, at the end of the Response Time Interval, an option component of a complex strategy is in a SMAT Event, trading in the complex strategy will be suspended and all RFR Responses will be cancelled. Remaining Complex Auction-eligible orders will then be placed on the Strategy Book. When the SMAT Event(s) no longer exist(s), the System will evaluate the Strategy Book pursuant to subparagraph (c)(5)(ii) of this Rule, and will use the process and criteria respecting the RIP as described in Interpretations and Policies .03(c) of this Rule to determine whether marketable complex order interest exists to initiate a Complex Auction, or whether to commence trading in the complex strategy without a Complex Auction.*

(3) ***Halts.***

(i) ***Halts During Free Trading.*** *If a trading halt exists for the underlying security or a component of a complex strategy, trading in the complex strategy will be suspended. The Strategy Book will remain available for members to enter and manage complex orders and quotes. Incoming complex orders and quotes that could otherwise be executed or initiate a Complex Auction in the absence of a halt will be placed on the Strategy Book. Incoming complex orders and quotes with a time in force of IOC will be cancelled.*

When trading in the halted component(s) and/ or underlying security of the complex order resumes, the System will evaluate the Strategy Book pursuant to subparagraph (c)(2)(i) of this Rule, and will use the process and criteria respecting the IIP as described in Interpretations and Policies .03(a) of this Rule to determine whether complex order interest exists to initiate a Complex Auction, or whether to commence trading in the complex strategy without a Complex Auction.

(ii) ***Halts During the Complex Auction.*** *If, during a Complex Auction, any component(s) and/or the underlying security of a Complex Auction-eligible order is halted, the Complex Auction will end early without trading and all RFR Responses will be cancelled. Remaining complex orders will be placed on the Strategy Book if eligible, or cancelled. When trading in the halted component(s) and/or underlying security of the complex order resumes, the*

System will evaluate the Strategy Book pursuant to subparagraph (c)(2)(i) above, and will use the process and criteria respecting the IIP as described in Interpretations and Policies .03(a) of this Rule to determine whether marketable complex order interest exists to initiate a Complex Auction, or whether to commence trading in the complex strategy without a Complex Auction.

.06 ***MIAX Order Monitor for Complex Orders ("cMOM")***.

(a) ***Price Protection.*** *cMOM defines a price range outside of which a complex limit order will not be accepted by the System. cMOM is a number defined by the Exchange and communicated to Members via Regulatory Circular. The default price range for cMOM will be greater than or equal to a price through the cNBBO for the complex strategy to be determined by the Exchange and communicated to Members via Regulatory Circular. Such price will not be greater than $2.50. A complex limit order to sell will not be accepted at a price that is lower than the cNBBO bid, and a complex limit order to buy will not be accepted at a price that is higher than the cNBBO offer, by more than cMOM. A complex limit order that is priced through this range will be rejected. The cMOM Price Protection Feature shall not apply to cPRIME Orders (as defined in Rule 515A, Interpretations and Policies .12), cC2C Orders (as defined in Rule 518(b)(5), and cQCC Orders, as defined in Rule 518(b)(6).*

(b) ***Complex Order Size Protections***. *The System will prevent certain complex orders from executing or being placed on the Strategy Book if the size of the complex order exceeds the complex order size protection designated by the Member. If the maximum size of complex orders is not designated by the Member, the Exchange will set a maximum size of complex orders on behalf of the Member by default. Members may designate the complex order size protection on a firm wide basis. The default maximum size for complex orders will be determined by the Exchange and announced to Members through a Regulatory Circular.*

(c) ***Open Complex Order Protection***. *The System will reject any complex orders that exceed the maximum number of open complex orders held in the System on behalf of a particular Member, as designated by the Member. Members may designate the open complex order protection on a firm wide basis. If the maximum number of open complex orders is not designated by the Member, the Exchange will set a maximum number of open complex orders on behalf of the Member by default. The default maximum number of open complex orders will be determined by the Exchange and announced to Members through a Regulatory Circular.*

(d) ***Open Complex Contract Protection***. *The System will reject any complex orders that exceed the maximum number of open complex contracts represented by complex orders held in the System on behalf of a particular Member, as designated by the Member. Members may designate the open complex contract protection on a firm wide basis. If the maximum number of open complex contracts is not designated by the Member, the Exchange will set a maximum number of open complex contracts on behalf of the Member by default. The default maximum number of open complex contracts will be determined by the Exchange and announced to Members via Regulatory Circular.*

(e) Except as provided in sub-paragraph .06(a) above, the protections set forth in this Interpretations and Policies .06 will be available for complex orders as determined by the Exchange and communicated to Members via Regulatory Circular.

.07 ***SPIKES Combo Orders***.

(a) For the purposes of this Rule, the following terms shall have the following meanings:

(1) A "SPIKES Combination" is a purchase (sale) of a SPIKES call option and sale (purchase) of a SPIKES put option having the same expiration date and strike price.

(2) A "delta" is the positive (negative) number of SPIKES Combinations that must be sold (purchased) to establish a market neutral hedge with one or more SPIKES option series.

(3) A "SPIKES Combo Order" is an order to purchase or sell one or more SPIKES option series and the offsetting number of SPIKES Combinations defined by the delta.

(4) For the purposes of this Rule a SPIKES Combo Order may not have a ratio greater than eight options to one SPIKES Combination (8:1).

(i) A SPIKES Combo Order will be subject to all provisions applicable to complex orders (excluding the 1:3/3:1 ratio) as described in this Rule.

.08 ***Related Futures Cross ("RFC") Orders.***

(a) An EEM may execute an RFC order, which is comprised of a SPIKES options combo coupled with a contra-side order or orders totaling an equal number of SPIKES option combo orders, which is identified to the Exchange as being part of an exchange of option contracts for related futures positions. For purposes of RFC orders:

(1) In order to execute an RFC order an EEM must submit the RFC order to the System, which may execute automatically on entry without exposure.

(2) An EEM may execute an RFC order pursuant to subparagraph (1) above only if: (i) each option leg executes at a price that complies with Exchange Rule 518(c), provided that no option leg executes at the same price as a Priority Customer Order in the Simple Book; (ii) each option leg executes at a price at or between the NBBO for the applicable series; and (iii) the execution price is better than the price of any complex order resting in the Strategy Book, unless the RFC order is a Priority Customer Order and the resting complex order is a non-Priority Customer Order, in which case the execution price may be the same as or better than the price of the resting complex order. The System cancels an RFC order if it cannot execute.

(3) An RFC order may only be entered in the standard increment applicable to the class under Rule 518(c)(1).

(4) For purposes of this subparagraph (a), a SPIKES options combo is a two-legged order with one leg to purchase (sell) SPIKE calls and another leg to sell (purchase) the same number of SPIKE puts with the same expiration date and strike price.

(5) For purposes of this subparagraph (a), an exchange of option contracts for related futures positions is a transaction entered into by market participants seeking to swap option positions with related futures positions with related exposures.

(a) A related futures position is a position in a futures contract with either the same underlying as, or a high degree of price correlation to, the underlying of the option combo in the RFC order so that the execution of the option combos in the RFC order would serve as an appropriate hedge for the related future positions.

(b) In an exchange of contracts for related positions, one party(ies) must be the buyer(s) of (or the holder(s) of) the long market exposure associated with the options positions and the seller(s) of corresponding futures contracts and the other party(ies) must be the seller(s) of (or holder(s) of) the short market exposure associated with the options positions and the buyer(s) of the corresponding futures contracts. The quantity of the option contracts

executed as part of the RFC order must correlate to the quantity represented by the related futures position portion of the exchange.

(6) An RFC order may be executed only during Regular Trading Hours and contemporaneously with the execution of the related futures position portion of the exchange.

(7) The transaction involving the related futures position of the exchange must comply with all applicable rules of the designated contract market on which the futures are listed for trading.

[Adopted: October 7, 2016 (SR-MIAX-2016-26); amended November 18, 2016 (SR-MIAX-2016-44); amended March 16, 2017 (SR-MIAX-2017-06); amended July 12, 2017 (SR-MIAX-2017-19); amended July 13, 2017 (SR-MIAX-2017-34); amended November 18, 2017 (SR-MIAX-2017-44); amended January 16, 2018 (SR-MIAX-2017-49); amended July 16, 2018 (SR-MIAX-2018-16); amended November 23, 2018 (SR-MIAX-2018-27); amended February 15, 2019 (SR-MIAX-2018-36); amended August 12, 2019 (SR-MIAX-2019-36); amended October 2, 2019 (SR-MIAX-2019-37); amended November 21, 2019 (SR-MIAX-2019-45); amended December 3, 2019 (SR-MIAX-2019-48); amended April 14, 2020 (SR-MIAX-2020-07); amended July 13, 2020 (SR-MIAX-2020-16); amended July 1, 2020 (SR-MIAX-2020-11); amended July 22, 2020 (SR-MIAX-2020-19); amended July 27, 2020 (SR-MIAX-2020-20); amended November 9, 2020 (SR-MIAX-2020-33); amended December 21, 2020 (SR-MIAX-2020-36); amended June 2, 2021 (SR-MIAX-2021-22); amended October 25, 2021 (SR-MIAX-2021-40); amended March 3, 2022 (SR-MIAX-2021-48); amended April 11, 2022 (SR-MIAX-2022-13); amended May 3, 2022 (SR-MIAX-2022-17); amended May 18, 2022 (SR-MIAX-2022-21)]

Rule 519. MIAX Order Monitor *(See below for amended Rule 519 which will become operative on June 13, 2022, however, its implementation date will be announced by the Exchange through a Regulatory Circular.)*

(a) **Order Price Protections**. In order to avoid the occurrence of potential obvious or catastrophic errors on the Exchange, the System will take the following steps in accordance with the MIAX Order Monitor, which will prevent certain orders from executing or being placed on the Book at prices outside pre-set standard limits. Beginning after the Opening Process is complete, the MIAX Order Monitor will be operational each trading day until the close of trading. The MIAX Order Monitor will not be operational during a trading halt.

(1) **Market Orders to Sell.**

(i) If the Exchange upon initial receipt or reevaluation evaluates a market order to sell an option when the national best bid is zero and the Exchange's disseminated offer is equal to or less than $0.10, the System will convert the market order to sell to a limit order to sell with a limit price of one Minimum Trading Increment. In this case, such sell orders will automatically be placed on the Book in time priority and will be displayed at the appropriate Minimum Price Variation.

(ii) If the Exchange upon initial receipt or reevaluation evaluates a market order to sell an option when the national best bid is zero and the national best offer is greater than $0.10, the System will cancel the market order to sell.

(2) **Market Orders to Buy or Sell.**

(i) If the differential between the bid and the offer of the NBBO is equal to or greater than $5.00, market orders to buy or sell will be rejected by the System upon receipt.

(ii) Notwithstanding the foregoing, certain options classes may be designated by the Exchange as Extended Market Width classes and as such will be exempt from subparagraph (a)(2)(i) above. A list of Extended Market Width classes will be made available to Members through the issuance of a Regulatory Circular.

(3) **Limit Orders to Buy.** For options with a National Best Offer ("NBO") greater than $0.50 the System will reject an incoming limit order that has a limit price equal to or greater than the NBO by the lesser of (i) $2.50, or (ii) 50% of the NBO price. For options with an NBO less than or equal to $0.50 the System will reject an incoming limit order that has a limit price that is equal to or greater than the NBO price by $0.25.

For example: (A) if the NBO is $12.00 an incoming limit order to buy options for $14.50 or more will be rejected; and (B) if the NBO is $0.10 an incoming limit order to buy options for $0.15 will not be rejected; whereas if the NBO is $0.10 an incoming limit order to buy options for $0.35 will be rejected as the limit price of the order is $0.25 greater than the NBO.

(4) **Limit Orders to Sell.** For options with a National Best Bid ("NBB") greater than $0.25 the System will reject an incoming limit order that has a limit price equal to or less than the NBB by the lesser of (i) $2.50, or (ii) 50% of the NBB price. For options with an NBB of $0.25 or less the System will accept any incoming limit order.

For example: (A) if the NBB is $12.00 an incoming limit order to sell options for $9.50 or less will be rejected, and (B) if the NBB is $0.30 an incoming limit order to sell options for $0.15 will be rejected; whereas if the NBB is $0.30 an incoming limit order to sell options for $0.20 will not be rejected as the limit price of the order is not less than 50% of the NBB price.

(b) **Order Size Protection.** The System will prevent certain orders from executing or being placed on the Book if the size of the order exceeds the order size protection designated by the Member. If the maximum size of an order is not designated by the Member, the Exchange will set a maximum order size on behalf of the Member by default. Members may designate the order size protection on a firm wide basis. The default maximum size of an order will be determined by the Exchange and announced to Members through a Regulatory Circular.

(c) **Open Order Protection.** The System will reject any orders that exceed the maximum number of open orders held in the System on behalf of a particular Member, as designated by the Member. Members may designate the open order protection on a firm wide basis. If the maximum number of open orders is not designated by the Member, the Exchange will set a maximum number of open orders on behalf of the Member by default. The default maximum number of open orders will be determined by the Exchange and announced to Members through a Regulatory Circular.

(d) **Open Contract Protection.** The System will reject any orders that exceed the maximum number of open contracts represented by orders held in the System on behalf of a particular Member, as designated by the Member. Members may designate the open contract protection on a firm wide basis. If the maximum number of open contracts is not designated by the Member, the Exchange will set a maximum number of open contracts on behalf of the Member by default. The default maximum number of open contracts will be determined by the Exchange and announced to Members through a Regulatory Circular.

Interpretations and Policies:

.01 For purposes of this rule, in singly listed series the MBBO shall be deemed to be the NBBO.

.02 The order price protections of the MIAX Order Monitor pursuant to section (a) will not apply to incoming orders marked as Intermarket Sweep Orders (ISO).

.03 The order protections of the MIAX Order Monitor pursuant to sections (b) (c) and (d) will not apply to Settlement Auction Only Orders (SAO Orders), as defined in Exchange Rule 503, Interpretations and Policies .03.

[Adopted: December 3, 2012; amended May 17, 2014 (SR-MIAX-2014-17); amended May 22, 2014 (SR-MIAX-2014-20); amended November 13, 2015 (SR-MIAX-2015-64); amended March 27, 2017 (SR-MIAX-2017-09); amended February 15, 2019 (SR-MIAX-2018-34); amended May 24, 2019 (SR-MIAX-2019-21); amended June 24, 2019 (SR-MIAX-2019-26); amended October 2, 2019 (SR-MIAX-2019-41)]

This following Rule will become operative on June 13, 2022 however its implementation date will be announced by the Exchange through a Regulatory Circular

Rule 519. MIAX Order Monitor

*(a) **Order Price Protections**. In order to avoid the occurrence of potential obvious or catastrophic errors on the Exchange, the System will take the following steps in accordance with the MIAX Order Monitor, which will prevent certain orders from executing or being placed on the Book at prices outside pre-set standard limits. Beginning after the Opening Process is complete, the MIAX Order Monitor will be operational each trading day until the close of trading. The MIAX Order Monitor will not be operational during a trading halt.*

*(1) **Market Orders to Sell.***

~~*(i) If the Exchange upon initial receipt or reevaluation evaluates a market order to sell an option when the national best bid is zero and the Exchange's disseminated offer is equal to or less than $0.10, the System will convert the market order to sell to a limit order to sell with a limit price of one Minimum Trading Increment. In this case, such sell orders will automatically be placed on the Book in time priority and will be displayed at the appropriate Minimum Price Variation.*~~

~~*(ii) If the Exchange upon initial receipt or reevaluation evaluates a market order to sell an option when the national best bid is zero and the national best offer is greater than $0.10, the System will cancel the market order to sell.*~~

(i) Threshold Setting. For the purposes of this Rule a Member may establish a pre-set value to be used as the threshold setting ("Threshold Setting") by communicating its value to the Exchange's Help Desk in a form and manner to be determined by the Exchange and communicated via Regulatory Circular. The Exchange will establish a default Threshold Setting of $0.10 and communicate its value to Members via Regulatory Circular. If a Member does not establish a Threshold Setting the Exchange default value will be used.

(ii) If the Exchange receives a market order to sell an option when the national best bid is zero and the national best offer is less than or equal to the Threshold Setting, the System will convert the market order to sell, to a limit order to sell, with a limit price of one Minimum Trading Increment.

(iii) If the Exchange reevaluates a market order to sell an option when the resulting national best bid is zero and either the trade price, route price, or national best offer is less than or equal to the Threshold Setting, the System will convert the market order to sell, to a limit order to sell, with a limit price of one Minimum Trading Increment.

(iv) In either case of (ii) or (iii) above such sell orders will automatically be placed on the Book in time priority and will be displayed at the appropriate Minimum Price Variation.

(v) If the Exchange receives a market order to sell an option when the national best bid is zero and the national best offer is greater than the Threshold Setting, the System will reject the order.

(vi) If the Exchange reevaluates a market order to sell an option when the resulting national best bid is zero and both (A) the trade price or route price; and (B) the national best offer, are greater than the Threshold Setting, the System will reject the order or cancel any unexecuted balance of the order.

*(2) **Market Orders to Buy or Sell.***

(i) If the differential between the bid and the offer of the NBBO is equal to or greater than $5.00, market orders to buy or sell will be rejected by the System upon receipt.

(ii) Notwithstanding the foregoing, certain options classes may be designated by the Exchange as Extended Market Width classes and as such will be exempt from subparagraph (a)(2)(i) above. A list of Extended Market Width classes will be made available to Members through the issuance of a Regulatory Circular.

*(3) **Limit Orders to Buy.** For options with a National Best Offer ("NBO") greater than $0.50 the System will reject an incoming limit order that has a limit price equal to or greater than the NBO by the lesser of (i) $2.50, or (ii) 50% of the NBO price. For options with an NBO less than or equal to $0.50 the System will reject an incoming limit order that has a limit price that is equal to or greater than the NBO price by $0.25.*

For example: (A) if the NBO is $12.00 an incoming limit order to buy options for $14.50 or more will be rejected; and (B) if the NBO is $0.10 an incoming limit order to buy options for $0.15 will not be rejected; whereas if the NBO is $0.10 an incoming limit order to buy options for $0.35 will be rejected as the limit price of the order is $0.25 greater than the NBO.

*(4) **Limit Orders to Sell.** For options with a National Best Bid ("NBB") greater than $0.25 the System will reject an incoming limit order that has a limit price equal to or less than the NBB by the lesser of (i) $2.50, or (ii) 50% of the NBB price. For options with an NBB of $0.25 or less the System will accept any incoming limit order.*

For example: (A) if the NBB is $12.00 an incoming limit order to sell options for $9.50 or less will be rejected, and (B) if the NBB is $0.30 an incoming limit order to sell options for $0.15 will be rejected; whereas if the NBB is $0.30 an incoming limit order to sell options for $0.20 will not be rejected as the limit price of the order is not less than 50% of the NBB price.

*(b) **Order Size Protection.** The System will prevent certain orders from executing or being placed on the Book if the size of the order exceeds the order size protection designated by the Member. If the maximum size of an order is not designated by the Member, the Exchange will set a maximum order size on behalf of the Member by default. Members may designate the order size protection on a firm wide basis. The default maximum size of an order will be determined by the Exchange and announced to Members through a Regulatory Circular.*

*(c) **Open Order Protection.** The System will reject any orders that exceed the maximum number of open orders held in the System on behalf of a particular Member, as designated by the Member. Members may designate the open order protection on a firm wide basis. If the maximum number of open orders is not designated by the Member, the Exchange will set a maximum number of open orders on behalf of the Member by default. The default maximum number of open orders will be determined by the Exchange and announced to Members through a Regulatory Circular.*

*(d) **Open Contract Protection.** The System will reject any orders that exceed the maximum number of open contracts represented by orders held in the System on behalf of a particular Member, as designated by the Member. Members may designate the open contract protection on a firm wide basis. If the maximum number of open contracts is not designated by the Member, the Exchange will set a maximum number of open contracts on behalf of the Member by default. The default maximum number of open contracts will be determined by the Exchange and announced to Members through a Regulatory Circular.*

Interpretations and Policies:

.01 For purposes of this rule, in singly listed series the MBBO shall be deemed to be the NBBO.

.02 The order price protections of the MIAX Order Monitor pursuant to section (a) will not apply to incoming orders marked as Intermarket Sweep Orders (ISO).

.03 The order protections of the MIAX Order Monitor pursuant to sections (b) (c) and (d) will not apply to Settlement Auction Only Orders (SAO Orders), as defined in Exchange Rule 503, Interpretations and Policies .03.

[Adopted: December 3, 2012; amended May 17, 2014 (SR-MIAX-2014-17); amended May 22, 2014 (SR-MIAX-2014-20); amended November 13, 2015 (SR-MIAX-2015-64); amended March 27, 2017 (SR-MIAX-2017-09); amended February 15, 2019 (SR-MIAX-2018-34); amended May 24, 2019 (SR-MIAX-2019-21); amended June 24, 2019 (SR-MIAX-2019-26); amended October 2, 2019 (SR-MIAX-2019-41); amended May 27, 2022 (SR-MIAX-2022-22)]

Rule 519A. Risk Protection Monitor

(a) **Voluntary Risk Protection Functionality.** The MIAX System will maintain a counting program ("counting program") for each participating Member that will count the number of orders entered and the number of contracts traded via an order entered by a Member on the Exchange within a specified time period that has been established by the Member (the "specified time period"). The maximum duration of the specified time period will be established by the Exchange and announced via a Regulatory Circular. The Risk Protection Monitor maintains one or more Member-configurable Allowable Order Rate settings and Allowable Contract Execution Rate settings. When a Member's order is entered or when an execution of a Member's order occurs, the System will look back over the specified time period to determine if the Member has: (i) entered during the specified time period a number of orders exceeding their Allowable Order Rate setting(s), or (ii) executed during the specified time period a number of contracts exceeding their Allowable Contract Execution Rate setting(s). Once engaged, the Risk Protection Monitor will then, as determined by the Member: automatically either (A) prevent the System from receiving any new orders in all series in all classes from the Member; (B) prevent the System from receiving any new orders in all series in all classes from the Member and cancel all existing orders with a time-in-force of Day in all series in all classes from the Member; or (C) send a notification to the Member without any further preventative or cancellation action by the System. When engaged, the Risk Protection Monitor will still allow the Member to interact with existing orders entered prior to exceeding the Allowable Order Rate setting or the Allowable Contract Execution Rate setting, including sending cancel order messages and receiving trade executions from those orders. The Risk Protection Monitor shall remain engaged until the Member communicates with the Help Desk to enable the acceptance of new orders.

(b) **Mandatory Participation.** Members must establish at least one Allowable Order Rate setting, with a corresponding specified time period of not less than one second, and not to exceed ten seconds, as established by the Exchange and communicated to Members via Regulatory Circular (a "Corresponding Specified Time Period") and at least one Allowable Contract Execution Rate setting (with a Corresponding Specified Time Period), both of which must be configured to perform the step set forth in either (A) or (B) of subparagraph (a) of this Rule above, upon engagement of the Risk Protection Monitor. Members may establish additional Allowable Order Rate settings

and additional Allowable Contract Execution Rate settings, and any such additional settings may be configured to perform the step set forth in either (A), (B), or (C) of subparagraph (a) of this Rule above, upon engagement of the Risk Protection Monitor.

Interpretations and Policies:

.01 **Member Grouping.**

(a) Members may elect to group with other Members to enable the Risk Protection Monitor to apply collectively to the group. The Members in the group must designate a group owner. Members may elect to group provided that either: (i) there is at least 75% common ownership between the firms as reflected on each firm's Form BD, Schedule A; or (ii) there is written authorization signed by all Members in the group and the group owner maintains exclusive control of all orders sent to the Exchange from each MPID within the group.

(b) A Member may elect to group with the Member's clearing firm. A clearing firm may also elect to group several Members to enable the Risk Protection Monitor to apply collectively to the group with the clearing firm designated as the group owner, provided that the clearing firm serves as the clearing firm for all the MPIDs of the group and there is written authorization signed by the clearing firm and each Member of the group. A clearing firm that has grouped several Members may only receive warning messages pursuant to Interpretation and Policy .03 of this Rule, unless one Member of the group maintains exclusive control of all orders sent to the Exchange from each MPID within the group.

(c) The Risk Protection Monitor for groups will operate in the same manner as described in paragraphs (a) and (b) of Rule 519A, except that: (i) the counting program will count the number of orders entered and the number of contracts traded resulting from an order entered by all MPIDs in the group collectively; (ii) the System will trigger the Risk Protection Monitor when the group collectively exceeds either the Allowable Order Rate or Allowable Contract Execution Rate for the group; (iii) once engaged, the Risk Protection Monitor will then either automatically prevent the System from receiving any new orders in all series in all classes from each MPID in the group, and, if designated by the group owner's instructions, cancel all orders with a time in force of Day in all series in all classes from the group, or send a notification without any further preventative or cancellation action by the System; and (iv) only the designated group owner may request through the Help Desk to enable the acceptance of new orders for all the Members of the group.

.02 PRIME Orders, cPRIME Orders, PRIME Solicitation Orders, QCC Orders, cQCC Orders, Customer Cross Orders, cC2C Orders, RFC Orders, and GTC Orders participate in the Risk Protection Monitor as follows:

(a) the System includes PRIME Orders, cPRIME Orders, PRIME Solicitation Orders, QCC Orders, cQCC Orders, Customer Cross Orders, cC2C Orders, RFC Orders, and GTC Orders in the counting program for purposes of this Rule;

(b) PRIME Orders, cPRIME Orders, PRIME Solicitation Orders, QCC Orders, cQCC Orders, Customer Cross Orders, cC2C Orders, and RFC Orders will each be counted as two orders for the purpose of calculating the Allowable Order Rate.

(c) Once engaged, the Risk Protection Monitor will not cancel any existing PRIME Orders, cPRIME Orders, PRIME Solicitation Orders, AOC orders, OPG orders, or GTC orders. PRIME Orders, cPRIME Orders, PRIME Solicitation Orders and GTC Orders will remain in the System available for trading when the Risk Protection Monitor is engaged.

.03 Members may elect to receive warning notifications indicating that a specific percentage of an Allowable Order Rate or an Allowable Contract Execution Rate has been met.

.04 At the request of a Member or in order to maintain a fair and orderly market, the Help Desk may pause and restart the specified time period used by the counting program or clear and reset any calculated Allowable Order Rate or Allowable Contract Execution Rate.

.05 Complex orders, as defined in Rule 518(a), participate in the Risk Protection Monitor as set forth above in this Rule 519A. Regardless of the number of legs that make up the complex order, each complex order will be counted as a single order for the purpose of calculating the Allowable Order Rate. Each contract executed in each component of a complex order will be counted as an executed contract for purposes of calculating the Allowable Contract Execution Rate.

.06 Settlement Auction Only Orders (SAO Orders), as defined in Exchange Rule 503, Interpretations and Policies .03, are not eligible to participate in the Risk Protection Monitor.

[Adopted: March 13, 2015 (SR-MIAX-2015-03); amended October 7, 2016 (SR-MIAX-2016-26); amended November 7, 2016 (SR-MIAX-2016-39); amended July 13, 2017 (SR-MIAX-2017-34); amended February 15, 2019 (SR-MIAX-2018-34); amended November 9, 2020 (SR-MIAX-2020-33)]

Rule 519B. [Reserved]

Rule 519C. Mass Cancellation of Trading Interest

(a) **Cancel.** A Member may cancel all or a subset of its orders in the System, by firm name or by Market Participant Identifier ("MPID"), by requesting the Exchange staff to effect such cancellations.

(b) **Cancel and Block.**

(1) An EEM may request that the Exchange cancel all or a subset of its orders in the System and block all new inbound orders.

(2) A Market Maker may request that the Exchange remove all or a subset of its (i) quotations in the System and block all or a subset of its new inbound quotations by firm name or MPID; or (ii) Standard quotations in the System and block all or a subset of its new inbound Standard quotations by MPID.

The block will remain in effect until the Member requests that the Exchange remove the block.

(c) **Detection of Loss of Communication.**

(1) **MIAX Express Interface ("MEI").** When a Loss of Communication is detected on an MEI port during a certain time period ("xx" seconds), the System will close the session and automatically cancel quotes and eQuotes, as configured by the Member, provided that when a Loss of Communication is detected on the last connected MEI port during a certain time period ("xx" seconds), the System will close the session and automatically cancel quotes and eQuotes. The Exchange shall determine the appropriate period of ("xx" seconds) and shall notify Members of the value of "xx" seconds via Regulatory Circular. In no event shall "xx" be less than one (1) second or greater than ten (10) seconds.

(2) **Financial Information eXchange ("FIX") Protocol.** When a Loss of Communication is detected on a FIX port the System will logoff the Member's session and (i) cancel all eligible orders for the FIX Session if instructed by the Member upon login, or (ii) cancel all eligible orders identified by the Member. Following a disconnection, a reconnection will not be permitted for a certain period of time ("yy" seconds). The Exchange shall determine the appropriate period of ("yy" seconds) and shall notify Members of the value of "yy" seconds via Regulatory Circular. In no event shall "yy" be less than one (1) second or greater than ten (10) seconds.

Interpretations and Policies:

.01 Good 'Til Cancelled ("GTC") orders, as defined in Rule 516 and PRIME orders, as defined in Rule 515A, are not eligible for automatic cancellation under paragraph (c) above.

.02 For purposes of this Rule 519C:

(i) A "Heartbeat" message is a communication which acts as a virtual pulse between the Exchange System and the Member's system. The Heartbeat message sent by the Member and received by the Exchange allows the Exchange to continually monitor its connection with the Member.

(ii) "Loss of Communication"

Is determined on an MEI port by (a) the lack of Heartbeats and/or Heartbeat responses as determined by the Exchange and communicated to Members via Regulatory Circular, or (b) the lack of data transmission from the Member, within a certain time period as determined by the Exchange and communicated to Members via Regulatory Circular.

Is determined on a FIX port by the lack of Heartbeats and/or Heartbeat responses as determined by the Exchange and communicated to Members via Regulatory Circular, within a certain time period as specified by the Member upon login.

[Adopted: May 27, 2016 (SR-MIAX-2016-14); amended September 22, 2016 (SR-MIAX-2016-34); amended March 27, 2017 (SR-MIAX-2017-08); amended July 24, 2017 (SR-MIAX-2017-36)]

Rule 520. Limitations on Orders

(a) **Limit Orders**. Electronic Exchange Members shall not enter into the System Priority Customer Orders in the same options series if (i) the orders are limit orders for the account or accounts of the same beneficial owner(s) and (ii) the limit orders are entered in such a manner that the beneficial owner(s) effectively is operating as a Market Maker by holding itself out as willing to buy and sell such securities on a regular or continuous basis. In determining whether a beneficial owner effectively is operating as a Market Maker, the Exchange will consider, among other things, the simultaneous or near-simultaneous entry of limit orders to buy and sell the same security and the entry of multiple limit orders at different prices in the same security.

(b) **Principal Transactions**. Electronic Exchange Members may not execute as principal orders they represent as agent unless (i) agency orders are first exposed on the Exchange for at least one (1) second, (ii) the Electronic Exchange Member has been bidding or offering on the Exchange for at least one (1) second prior to receiving an agency order that is executable against such bid or offer, or (iii) the Electronic Exchange Member utilizes the MIAX PRIME pursuant to Rule 515A.

(c) **Solicitation Orders**. Electronic Exchange Members may not execute orders they represent as agent on the Exchange against orders solicited from Members and non-member broker-dealers to transact with such orders unless the unsolicited order is first exposed on the Exchange for at least one (1) second, or the Electronic Exchange Member utilizes the MIAX PRIME or the PRIME Solicitation Mechanism pursuant to Rule 515A.

(d) **Orders for the Account of Another Member**. Electronic Exchange Members shall not cause the entry of orders for the account of a MIAX Market Maker that is exempt from the provisions of Regulation T of the Board of Governors of the Federal Reserve System pursuant to Section 7 of the Exchange Act unless such orders are identified as orders for the account of a MIAX Market Maker in the manner prescribed by the Exchange.

Interpretations and Policies:

.01 Rule 520(b) prevents an Electronic Exchange Member from executing agency orders to increase its economic gain from trading against the order without first giving other trading interest on the Exchange an opportunity to either trade with the agency order or to trade at the execution price when the Member was already bidding or offering on the Book. However, the Exchange recognizes that it may be possible for an Electronic Exchange Member to establish a relationship with a customer or other person (including affiliates) to deny agency orders the opportunity to interact on the Exchange and to realize similar economic benefits as it would achieve by executing agency orders as principal. It will be a violation of Rule 520(b) for an Electronic Exchange Member to be a party to any arrangement designed to circumvent Rule 520(b) by providing an opportunity for a customer or other person (including affiliates) to regularly execute against agency orders handled by the Electronic Exchange Member immediately upon their entry into the System.

.02 It will be a violation of Rule 520(c) for an Electronic Exchange Member to cause the execution of an order it represents as agent on the Exchange by orders it solicited from Members and non-member broker-dealers to transact with such orders, whether such solicited orders are entered into the System directly by the Electronic Exchange Member or by the solicited party (either directly or through another Member), if the Member fails to expose orders on the Exchange as required by Rule 520(c).

.03 The requirements of paragraphs (b) and (c) above apply to non-displayed penny orders entered on the Exchange. For the purposes of these paragraphs, agency orders priced in penny increments are deemed “exposed” and Member proprietary orders priced in penny increments are deemed bids or offers.

.04 For purposes of paragraphs (b) and (c) above, orders subject to the Managed Interest Process described in Rule 515(c)(1)(ii) and Market Maker orders and quotes displayed at a price other than their limit price or quote price as described in Rule 515(d) are not deemed “exposed” on the Exchange.

[Adopted: December 3, 2012; amended April 17, 2014 (SR-MIAX-2014-08); amended April 24, 2014 (SR-MIAX-2014-09); amended July 18, 2019 (SR-MIAX-2019-33)]

Rule 521. Nullification and Adjustment of Options Transactions Including Obvious Errors *(See below for amended Rule 521 which will become operative on February 7, 2022, however, its implementation date will be announced by the Exchange through a Regulatory Circular.*

The Exchange may nullify a transaction or adjust the execution price of a transaction in accordance with this Rule. However, the determination as to whether a trade was executed at an erroneous price may be made by mutual agreement of the affected parties to a particular transaction. A trade may be nullified or adjusted on the terms that all parties to a particular transaction agree, provided, however, that such agreement to nullify or adjust must be conveyed to the Exchange in a manner prescribed by the Exchange prior to 8:30 a.m. Eastern Time on the first trading day

following the execution. It is considered conduct inconsistent with just and equitable principles of trade for any Member to use the mutual adjustment process to circumvent any applicable Exchange rule, the Act or any of the rules and regulations thereunder.

(a) **Definitions**.

(1) **Customer.** For purposes of this Rule, the term "Customer" means a Priority Customer as defined in Rule 100.

(2) **Erroneous Sell/Buy Transaction.** For purposes of this Rule, an "erroneous sell transaction" is one in which the price received by the person selling the option is erroneously low, and an "erroneous buy transaction" is one in which the price paid by the person purchasing the option is erroneously high.

(3) **Official.** For purposes of this Rule, an "Official" is an Officer of the Exchange or such other employee designee of the Exchange that is trained in the application of this Rule.

(4) **Size Adjustment Modifier.** For purposes of this Rule, the Size Adjustment Modifier will be applied to individual transactions as follows:

Number of Contracts per Execution	Adjustment – TP Plus/Minus
1-50	N/A
51-250	2 times adjustment amount
251-1000	2.5 times adjustment amount
1001 or more	3 times adjustment amount

(b) **Theoretical Price.** Upon receipt of an obvious or catastrophic error notification (as described below) and prior to any review of a transaction execution price, the "Theoretical Price" for the option must be determined. For purposes of this Rule, if the applicable option series is traded on at least one other options exchange, then the Theoretical Price of an option series is the last NBB just prior to the trade in question with respect to an erroneous sell transaction or the last NBO just prior to the trade in question with respect to an erroneous buy transaction unless one of the exceptions in sub-paragraphs (b)(1) through (3) below exists. For purposes of this provision, when a single order received by the Exchange is executed at multiple price levels, the last NBB and last NBO just prior to the trade in question would be the last NBB and last NBO just prior to the Exchange's receipt of the order. The Exchange will rely on this paragraph (b) and Interpretation and Policy .04 of this Rule when determining Theoretical Price.

(1) **Transactions at the Open.** For a transaction occurring as part of the Opening Process (as described in Rule 503) the Exchange will determine the Theoretical Price if there is no NBB or NBO for the affected series just prior to the erroneous transaction or if the bid/ask differential of the NBB and NBO just prior to the erroneous transaction is equal to or greater than the Minimum Amount set forth in the chart contained in sub-paragraph (b)(3) below. If the bid/ask differential is less than the Minimum Amount, the Theoretical Price is the NBB or NBO just prior to the erroneous transaction.

(A) For transactions occurring in any option series being used to calculate the final settlement price of a volatility index on the final settlement day, the Theoretical Price is the first quote after the transaction(s) in question that does not reflect the erroneous transaction(s), provided that the quote size is for at least the overall size of the opening trade; if the quote size is for less than the overall size of the opening trade, then paragraph (c) and (d) shall not apply.

(2) **No Valid Quotes.** The Exchange will determine the Theoretical Price if there are no quotes or no valid quotes for comparison purposes. Quotes that are not valid are:

(A) all quotes in the applicable option series published at a time where the last NBB is higher than the last NBO in such series (a "crossed market");

(B) quotes published by the Exchange that were submitted by either party to the transaction in question;

(C) quotes published by another options exchange if either party to the transaction in question submitted the quotes in the series representing such options exchange's best bid or offer, provided that the Exchange will only consider quotes invalid on other options exchanges in up to twenty-five (25) total options series that the party identifies to the Exchange the quotes which were submitted by such party and published by other options exchanges; and

(D) quotes published by another options exchange against which the Exchange has declared self-help.

(3) **Wide Quotes.** The Exchange will determine the Theoretical Price if the bid/ask differential of the NBB and NBO for the affected series just prior to the erroneous transaction was equal to or greater than the Minimum Amount set forth below and there was a bid/ask differential less than the Minimum Amount during the 10 seconds prior to the transaction. If there was no bid/ask differential less than the Minimum Amount during the 10 seconds prior to the transaction then the Theoretical Price of an option series is the last NBB or NBO just prior to the transaction in question, as set forth in paragraph (b) above.

Bid Price at Time of Trade	Minimum Amount
Below $2.00	$0.75
$2.00 to $5.00	$1.25
Above $5.00 to $10.00	$1.50
Above $10.00 to $20.00	$2.50
Above $20.00 to $50.00	$3.00
Above $50.00 to $100.00	$4.50
Above $100.00	$6.00

(c) **Obvious Errors.**

(1) **Definition.** For purposes of this Rule, an Obvious Error will be deemed to have occurred when the Exchange receives a properly submitted obvious or catastrophic error notification (as defined below) where the execution price of a transaction is higher or lower than the Theoretical Price for the series by an amount equal to at least the amount shown below:

Theoretical Price	Minimum Amount
Below $2.00	$0.25
$2.00 to $5.00	$0.40
Above $5.00 to $10.00	$0.50
Above $10.00 to $20.00	$0.80
Above $20.00 to $50.00	$1.00
Above $50.00 to $100.00	$1.50
Above $100.00	$2.00

(2) **Time Deadline.** A party that believes that it participated in a transaction that was the result of an Obvious Error must submit a notification to MIAX Regulatory Control ("MRC") (an "obvious error notification") in the manner specified from time to time by the Exchange in a circular distributed to Members. The obvious error notification must be received by MRC within the timeframes specified below:

(A) **Customer Orders**. For an execution of a Customer order, an obvious error notification must be received by MRC within thirty (30) minutes of the execution, subject to sub-paragraph (C) below; and

(B) **"Non-Customer" Orders.** For an execution of any order other than a Customer order, an obvious error notification must be received by MRC within fifteen (15) minutes of the execution, subject to sub-paragraph (C) below.

(C) **Linkage Trades**. Any other options exchange will have a total of forty-five (45) minutes for Customer orders and thirty (30) minutes for non-Customer orders, measured from the time of execution on the Exchange, to submit an obvious error notification to MRC for review of transactions routed to the Exchange from that options exchange and executed on the Exchange pursuant to the Options Order Protection and Locked/Crossed Market Plan ("Linkage Trades"). This includes obvious error notifications on behalf of another options exchange submitted by a third-party routing broker if such third-party broker identifies the affected transactions as Linkage Trades. In order to facilitate timely reviews of Linkage Trades the Exchange will accept obvious error notifications from either the other options exchange or, if applicable, the third-party routing broker that routed the affected order(s). The additional fifteen (15) minutes provided with respect to Linkage Trades shall only apply to the extent the options exchange that originally received and routed the order to the Exchange itself received a timely obvious error notification from the entering participant (i.e., within 30 minutes if a Customer order or 15 minutes if a non-Customer order).

(3) **Official Acting on Own Motion.** An Official may review a transaction believed to be erroneous on his/her own motion in the interest of maintaining a fair and orderly market and for the protection of investors. A transaction reviewed pursuant to this paragraph may be nullified or adjusted only if it is determined by the Official that the transaction is erroneous in accordance with the provisions of this Rule, provided that the time deadlines of sub-paragraph (c)(2) above shall not apply. The Official shall act as soon as possible after becoming aware of the transaction, and ordinarily would be expected to act on the same day that the transaction occurred. In no event shall the Official act later than 8:30 a.m. Eastern Time on the next trading day following the date of the affected transaction. A party affected by a determination to nullify or adjust a transaction pursuant to this provision may appeal such determination in accordance with paragraph (l) below; however, a determination by an Official not to review a transaction or a determination not to nullify or adjust a transaction for which a review was conducted on an Official's own motion is not appealable. If a transaction is reviewed and a determination is rendered pursuant to another provision of this Rule, no additional relief may be granted under this provision.

(4) **Adjust or Bust.** If it is determined that an Obvious Error has occurred, the Exchange shall take one of the actions listed below. Upon taking final action, the Exchange shall promptly notify both parties to the trade electronically or via telephone.

(A) **Non-Customer Transactions**. Where neither party to the transaction is a Customer, the execution price of the transaction will be adjusted by the Official pursuant to the table below. Any non-Customer Obvious Error exceeding 50 contracts will be subject to the Size Adjustment Modifier defined in sub-paragraph (a)(4) above.

Theoretical Price (TP)	Buy Transaction Adjustment – TP Plus	Sell Transaction Adjustment – TP Minus
Below $3.00	$0.15	$0.15
At or above $3.00	$0.30	$0.30

(B) **Customer Transactions**. Where at least one party to the Obvious Error is a Customer, the trade will be nullified, subject to subparagraph (C) below.

(C) If any Member submits an obvious error notification pursuant to this rule, and in the aggregate that Member has 200 or more Customer transactions under review concurrently and the orders resulting in such transactions were submitted during the course of 2 minutes or less, where at least one party to the Obvious Error is a non-Customer, the Exchange will apply the non-Customer adjustment criteria set forth in sub-paragraph (A) above to such transactions.

(d) **Catastrophic Errors.**

(1) **Definition.** For purposes of this Rule, a Catastrophic Error will be deemed to have occurred when the execution price of a transaction is higher or lower than the Theoretical Price for the series by an amount equal to at least the amount shown below:

Theoretical Price	Minimum Amount
Below $2.00	$0.50
$2.00 to $5.00	$1.00
Above $5.00 to $10.00	$1.50
Above $10.00 to $20.00	$2.00
Above $20.00 to $50.00	$2.50
Above $50.00 to $100.00	$3.00
Above $100.00	$4.00

(2) **Time Deadline.** A party that believes that it participated in a transaction that was the result of a Catastrophic Error must submit a notification (a "catastrophic error notification") to MRC in the manner specified from time to time on the Exchange's website. Such catastrophic error notification must be received by MRC by 8:30 a.m. Eastern Time on the first trading day following the execution. For transactions in an expiring options series that take place on an expiration day, a party must submit a catastrophic error notification to MRC within 45 minutes after the close of trading that same day.

(3) **Adjust or Bust.** If it is determined that a Catastrophic Error has occurred, the Exchange shall take action as set forth below. Upon taking final action, the Exchange shall promptly notify both parties to the trade electronically or via telephone. In the event of a Catastrophic Error, the execution price of the affected transaction will be adjusted by the Official pursuant to the table below. Any Customer order subject to this sub-paragraph will be nullified if the adjustment would result in an execution price higher (for buy transactions) or lower (for sell transactions) than the Customer's limit price.

Theoretical Price (TP)	Buy Transaction Adjustment – TP Plus	Sell Transaction Adjustment – TP Minus
Below $2.00	$0.50	$0.50
$2.00 to $5.00	$1.00	$1.00
Above $5.00 to $10.00	$1.50	$1.50
Above $10.00 to $20.00	$2.00	$2.00
Above $20.00 to $50.00	$2.50	$2.50
Above $50.00 to $100.00	$3.00	$3.00
Above $100.00	$4.00	$4.00

(e) **Significant Market Events.**

(1) **Definition.** For purposes of this Rule, a Significant Market Event will be deemed to have occurred when: criterion (A) below is met or exceeded, or the sum of all applicable event statistics, where each is expressed as a percentage of the relevant threshold in criteria (A) through (D) below, is greater than or equal to 150% and 75% or more of at least one category is reached, provided that no single category can contribute more than 100% to the sum and any category contributing more than 100% will be rounded down to 100%. All criteria set forth below will be measured in aggregate across all exchanges.

(A) Transactions that are potentially erroneous would result in a total Worst-Case Adjustment Penalty of $30,000,000, where the Worst-Case Adjustment Penalty is computed as the sum across all potentially erroneous trades, of:

(i) $0.30 (i.e., the largest Transaction Adjustment value listed in sub-paragraph (e)(3)(A) below); times

(ii) the contract multiplier for each traded contract; times

(iii) the number of contracts for each trade; times

(iv) the appropriate Size Adjustment Modifier for each trade, if any, as defined in sub-paragraph (e)(3)(A) below.

(B) Transactions involving 500,000 options contracts are potentially erroneous;

(C) Transactions with a notional value (i.e., number of contracts traded multiplied by the option premium multiplied by the contract multiplier) of $100,000,000 are potentially erroneous;

(D) 10,000 transactions are potentially erroneous.

(2) **Coordination with Other Options Exchanges.** To ensure consistent application across options exchanges, in the event of a suspected Significant Market Event, the Exchange shall initiate a coordinated review of potentially erroneous transactions with all other affected options exchanges to determine the full scope of the event. When this paragraph is invoked, the Exchange will promptly coordinate with the other options exchanges to determine the appropriate review period as well as select one or more specific points in time prior to the transactions in question and use one or more specific points in time to determine Theoretical Price. Other than the selected points in time, if applicable, the Exchange will determine Theoretical Price in accordance with paragraph (b) above.

(3) **Adjust or Bust.** If it is determined that a Significant Market Event has occurred then, using the parameters agreed as set forth in sub-paragraph (e)(2) above, if applicable, an Official will determine whether any or all transactions under review qualify as Obvious Errors. The Exchange shall take one of the actions listed below with respect to all transactions that qualify as Obvious Errors pursuant to sub-paragraph (c)(1) above. Upon taking final action, the Exchange shall promptly notify both parties to the trade electronically or via telephone.

(A) The execution price of each affected transaction will be adjusted by an Official to the price provided below unless both parties agree to adjust the transaction to a different price or agree to nullify the transaction. In the context of a Significant Market Event, any error exceeding 50 contracts will be subject to the Size Adjustment Modifier defined in sub-paragraph (a)(4) above.

Theoretical Price (TP)	Buy Transaction Adjustment – TP Plus	Sell Transaction Adjustment – TP Minus
Below $3.00	$0.15	$0.15
At or above $3.00	$0.30	$0.30

(B) Where at least one party to the transaction is a Customer, the trade will be nullified if the adjustment would result in an execution price higher (for buy transactions) or lower (for sell transactions) than the Customer's limit price.

(4) **Nullification of Transactions.** If the Exchange, in consultation with other options exchanges, determines that timely adjustment is not feasible due to the extraordinary nature of the situation, then the Exchange will nullify some or all transactions arising out of the Significant Market Event during the review period selected by the Exchange and other options exchanges consistent with this paragraph. To the extent the Exchange, in consultation with other options exchanges, determines to nullify less than all transactions arising out of the Significant Market Event, those transactions subject to nullification will be selected based upon objective criteria with a view toward maintaining a fair and orderly market and the protection of investors and the public interest.

(5) **Final Rulings.** With respect to rulings made pursuant to this paragraph, the number of affected transactions is such that immediate finality is necessary to maintain a fair and orderly market and to protect investors and the public interest. Accordingly, rulings by the Exchange pursuant to this paragraph are non-appealable.

(f) **Trading Halts.** The Exchange shall nullify any transaction that occurs during a trading halt in the affected option on the Exchange or, respecting equity options (including options overlying ETFs), when the trade occurred during a regulatory halt as declared by the primary market for the underlying security pursuant to Exchange Rule 504.

(g) **Erroneous Print in Underlying.** A trade resulting from an erroneous print(s) disseminated by the underlying market that is later nullified by that underlying market shall be adjusted or nullified as set forth in sub-paragraph (c)(4) of this Rule, provided a party submits an obvious or catastrophic error notification to MRC in a timely manner as set forth below. For purposes of this paragraph, a trade resulting from an erroneous print(s) shall mean any options trade executed during a period of time for which one or more executions in the underlying security are nullified, and for one second thereafter. If a party believes that it participated in an erroneous transaction resulting from an erroneous print(s) pursuant to this paragraph it must submit an obvious error notification to MRC within the timeframes set forth in sub-paragraph (c)(2) above, with the allowed notification timeframe commencing at the time of notification by the underlying market(s) of nullification of transactions in the underlying security. If multiple underlying markets nullify trades in the underlying security, the allowed notification timeframe will commence at the time of the first market's notification.

(h) **Erroneous Quote in Underlying.** A trade resulting from an erroneous quote(s) in the underlying security shall be adjusted or nullified as set forth in subparagraph (c)(4) of this Rule, provided a party submits an obvious or catastrophic error notification to MRC in a timely manner as set forth below. An erroneous quote occurs when the underlying security has a bid/ask differential of at least $1.00 and has a bid/ask differential at least five times greater than the average bid/ask differential for such underlying security during the time period encompassing two minutes before and after the dissemination of such quote. For purposes of this paragraph, the average bid/ask differential shall be determined by adding the bid/ask differentials of sample quotes at regular 15-second intervals during the four-minute time period referenced above (excluding the quote(s) in question) and dividing by the number of quotes during such time period (excluding the quote(s) in question). If a party believes that it participated in an erroneous transaction resulting from an erroneous quote(s) pursuant to this paragraph it must notify MRC in accordance with sub-paragraph (c)(2) above.

(i) **Stop (and Stop-Limit) Order Trades Elected by Erroneous Trades.** Transactions resulting from the election of a stop or stop-limit order by an erroneous trade in an option contract shall be nullified by the Exchange, provided a party submits an obvious or catastrophic error notification to MRC within the timeframes required by this Rule. If a party believes that it participated in an erroneous transaction pursuant to this paragraph it must submit an obvious or catastrophic error notification to MRC within the timeframes set forth in sub-paragraph (c)(2) above. The notification timeframe will commence at the time of the Exchange's receipt of notification of the nullification of transaction(s) that elected the stop or stop-limit order.

(j) **Linkage Trades.** If the Exchange routes an order pursuant to the Options Order Protection and Locked/Crossed Market Plan (as defined in Exchange Rule 1400(o)) that results in a Linkage Trade on another options exchange and such options exchange subsequently nullifies or adjusts the Linkage Trade pursuant to its rules, the Exchange will perform all actions necessary to complete the nullification or adjustment of the Linkage Trade.

(k) **Verifiable Disruptions or Malfunctions of Exchange Systems**. Absent mutual agreement, parties to a trade may have a trade nullified or its price adjusted if any such party makes a documented request within the time specified in sub-paragraph (c)(2) above, and one of the conditions below is met:

(1) The trade resulted from a verifiable disruption or malfunction of an Exchange execution, dissemination, or communication system that caused a quote/order to trade in excess of its disseminated size (e.g. a quote/order that is frozen, because of an Exchange System error, and repeatedly traded) in which case trades in excess of the disseminated size may be nullified; or

(2) The trade resulted from a verifiable disruption or malfunction of an Exchange dissemination or communication system that prevented a Member from updating or canceling a quote/order for which the Member is responsible where there is Exchange documentation providing that the Member sought to update or cancel the quote/order.

(l) **Appeal.** If an affected party appeals an Official decision under this Rule (an "appeal") within the time permitted, the Chief Regulatory Officer ("CRO") or his/her designee will review such decision. An appeal under this Rule must be submitted in writing via email or other electronic means (as specified from time to time by the Exchange via Regulatory Circular) within thirty minutes after a party receives official notification of a final determination made by an Official under this Rule. The CRO or his/her designee shall review the facts and render a decision as soon as practicable, but generally on the same trading day as the execution(s) under review. Decisions respecting appeals that are received after 3:00 p.m. Eastern Time will be rendered as soon as practicable, but in no event later than the trading day following the date of the execution under review.

(1) **Absence of the CRO. In the absence of the CRO, a designee of the CRO will be appointed to act in this capacity**.

(2) **Appeal Fee**. A Member that submits an appeal seeking the review of an Official ruling shall be assessed a fee of $500.00 for each Official ruling to be reviewed that is sustained and not overturned or modified by the CRO or his/her designee. In addition, in instances where the Exchange, on behalf of a Member, requests a determination by another market center that a transaction is clearly erroneous, the Exchange will pass any resulting charges through to the relevant Member.

(3) **Authority of the CRO**. Decisions of the CRO or his/her designee concerning

(i) the review on appeal of Official rulings relating to the nullification or adjustment of transactions, and

(ii) initial requests for relief,

shall be final and may not be appealed to the Exchange's Board.

(4) Any determination by an Officer or by the CRO or his/her designee shall be rendered without prejudice as to the rights of the parties to the transaction to submit their dispute to arbitration.

(5) [Reserved]

Interpretations and Policies:

.01 **Limit Up-Limit Down State**. An execution will not be subject to review as an Obvious Error or Catastrophic Error pursuant to paragraph (c) or (d) of this Rule if it occurred while the underlying security was in a "Limit State" or "Straddle State," as defined in the Regulation NMS Plan to Address Extraordinary Market Volatility (the "Limit Up-Limit Down Plan" or the "Plan". Nothing in this provision shall prevent such execution from being reviewed on an Official's own motion pursuant to sub-paragraph (c)(3) of this Rule, or a bust or adjust pursuant to paragraphs (e) through (k) of this Rule.

.02 For purposes of this Rule, to the extent the provisions of this Rule would result in the Exchange applying an adjustment of an erroneous sell transaction to a price lower than the execution price or an erroneous buy transaction to a price higher than the execution price, the Exchange will not adjust or nullify the transaction, but rather, the execution price will stand.

.03 **Complex Orders.**

(a) If a complex order executes against individual legs and at least one of the legs qualifies as an Obvious Error under paragraph (c)(1) or a Catastrophic Error under paragraph (d)(1), then the leg(s) that is an Obvious or Catastrophic Error will be adjusted in accordance with paragraphs (c)(4)(A) or (d)(3), respectively, regardless of whether one of the parties is a Customer. However, any Customer order subject to this paragraph (a) will be nullified if the adjustment would result in an execution price higher (for buy transactions) or lower (for sell transactions) than the Customer's limit price on the complex order or individual leg(s). If any leg of a complex order is nullified, the entire transaction is nullified.

(b) If a complex order executes against another complex order and at least one of the legs qualifies as an Obvious Error under paragraph (c)(1) or a Catastrophic Error under paragraph (d)(1), then the leg(s) that is an Obvious or

Catastrophic Error will be adjusted or busted in accordance with paragraph (c)(4) or (d)(3), respectively, so long as either: (i) the width of the National Spread Market for the complex order strategy just prior to the erroneous transaction was equal to or greater than the amount set forth in the wide quote table of paragraph (b)(3), or (ii) the net execution price of the complex order is higher (lower) than the offer (bid) of the National Spread Market for the complex order strategy just prior to the erroneous transaction by an amount equal to at least the amount shown in the table in paragraph (c)(1). If any leg of a complex order is nullified, the entire transaction is nullified. For purposes of this Rule 521, the National Spread Market for a complex order strategy is determined by the National Best Bid/Offer of the individual legs of the strategy.

(c) If the option leg of a stock-option order qualifies as an Obvious Error under paragraph (c)(1) or a Catastrophic Error under paragraph (d)(1), then the option leg that is an Obvious or Catastrophic Error will be adjusted in accordance with paragraph (c)(4)(A) or (d)(3), respectively, regardless of whether one of the parties is a Customer. However, the option leg of any Customer order subject to this paragraph (c) will be nullified if the adjustment would result in an execution price higher (for buy transactions) or lower (for sell transactions) than the Customer's limit price on the stock-option order, and the Exchange will attempt to nullify the stock leg. Whenever a stock trading venue nullifies the stock leg of a stock-option order or whenever the stock leg cannot be executed, the Exchange will nullify the option leg upon request of one of the parties to the transaction or in accordance with paragraph (c)(3).

.04 **Exchange Determining Theoretical Price**. For purposes of this Rule, when the Exchange must determine Theoretical Price pursuant to sub-paragraphs (b)(1)-(3) of this Rule (i.e., at the open, when there are no valid quotes or when there is a wide quote), then the Exchange will determine Theoretical Price as follows.

(a) The Exchange will request Theoretical Price from the third party vendor defined in paragraph (d) below ("TP Provider") to which the Exchange and all other options exchanges have subscribed. The Exchange will apply the Theoretical Price provided by the TP Provider, except as otherwise described below.

(b) To the extent an Official of the Exchange believes that the Theoretical Price provided by the TP Provider is fundamentally incorrect and cannot be used consistent with the maintenance of a fair and orderly market, the Official shall contact the TP Provider to notify the TP Provider of the reason the Official believes such Theoretical Price is inaccurate and to request a review and correction of the calculated Theoretical Price. The Exchange shall also promptly provide electronic notice to other options exchanges that the TP Provider has been contacted consistent with this paragraph and include a brief explanation of the reason for the request.

(c) An Official of the Exchange may determine the Theoretical Price if the TP Provider has experienced a systems issue that has rendered its services unavailable to accurately calculate Theoretical Price and such issue cannot be corrected in a timely manner.

(d) The current TP Provider to which the Exchange and all other options exchanges have subscribed is: CBOE Livevol, LLC. Neither the Exchange, the TP Provider, nor any affiliate of the TP Provider (the TP Provider and its affiliates are referred to collectively as the "TP Provider"), makes any warranty, express or implied, as to the results to be obtained by any person or entity from the use of the TP Provider pursuant to this Interpretation .04. The TP Provider does not guarantee the accuracy or completeness of the calculated Theoretical Price. The TP Provider disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to such Theoretical Price. Neither the Exchange nor the TP Provider shall have any liability for any damages, claims, losses (including any indirect or consequential losses), expenses, or delays, whether direct or indirect, foreseen or unforeseen, suffered by any person arising out of any circumstance or occurrence relating to the use of such Theoretical Price or arising out of any errors or delays in calculating such Theoretical Price.

[Adopted: December 3, 2012; amended April 8, 2013 (SR-MIAX-2013-12); amended July 3, 2013 (SR-MIAX-2013-33); amended May 13, 2014 (SR-MIAX-2014-18); amended May 7, 2015 (SR-MIAX-2015-35); amended October 20, 2015 (SR-MIAX-2015-60); amended November 4, 2015 (SR-MIAX-2015-62); amended October 7, 2016 (SR-MIAX-2016-26); amended March 17, 2017 (SR-MIAX-2017-13); amended May 30, 2017 (SR-MIAX-2017-25); amended August 31, 2017 (SR-MIAX-2017-38); amended February 6, 2019 (SR-MIAX-2019-02); amended April 5, 2019 (SR-MIAX-2019-19); amended October 16, 2019 (SR-MIAX-2019-44); amended December 3, 2019 (SR-MIAX-2019-48)]

This following Rule will become operative on February 7, 2022, however, its implementation date will be announced by the Exchange through a Regulatory Circular.

Rule 521. Nullification and Adjustment of Options Transactions Including Obvious Errors

The Exchange may nullify a transaction or adjust the execution price of a transaction in accordance with this Rule. However, the determination as to whether a trade was executed at an erroneous price may be made by mutual agreement of the affected parties to a particular transaction. A trade may be nullified or adjusted on the terms that all parties to a particular transaction agree, provided, however, that such agreement to nullify or adjust must be conveyed to the Exchange in a manner prescribed by the Exchange prior to 8:30 a.m. Eastern Time on the first trading day following the execution. It is considered conduct inconsistent with just and equitable principles of trade for any Member to use the mutual adjustment process to circumvent any applicable Exchange rule, the Act or any of the rules and regulations thereunder.

(a) ***Definitions****.*

(1) ***Customer.*** *For purposes of this Rule, the term "Customer" means a Priority Customer as defined in Rule 100.*

(2) ***Erroneous Sell/Buy Transaction.*** *For purposes of this Rule, an "erroneous sell transaction" is one in which the price received by the person selling the option is erroneously low, and an "erroneous buy transaction" is one in which the price paid by the person purchasing the option is erroneously high.*

(3) ***Official.*** *For purposes of this Rule, an "Official" is an Officer of the Exchange or such other employee designee of the Exchange that is trained in the application of this Rule.*

(4) ***Size Adjustment Modifier.*** *For purposes of this Rule, the Size Adjustment Modifier will be applied to individual transactions as follows:*

Number of Contracts per Execution	*Adjustment – TP Plus/Minus*
1-50	*N/A*
51-250	*2 times adjustment amount*
251-1000	*2.5 times adjustment amount*
1001 or more	*3 times adjustment amount*

(b) ***Theoretical Price.*** *Upon receipt of an obvious or catastrophic error notification (as described below) and prior to any review of a transaction execution price, the "Theoretical Price" for the option must be determined. For purposes of this Rule, if the applicable option series is traded on at least one other options exchange, then the Theoretical Price of an option series is the last NBB just prior to the trade in question with respect to an erroneous sell transaction or the last NBO just prior to the trade in question with respect to an erroneous buy transaction unless one of the exceptions in sub-paragraphs (b)(1) through (3) below exists. For purposes of this provision, when a single order*

received by the Exchange is executed at multiple price levels, the last NBB and last NBO just prior to the trade in question would be the last NBB and last NBO just prior to the Exchange's receipt of the order. The Exchange will rely on this paragraph (b) and Interpretation and Policy .04 of this Rule when determining Theoretical Price.

(1) ***Transactions at the Open.*** *For a transaction occurring as part of the Opening Process (as described in Rule 503) the Exchange will determine the Theoretical Price if there is no NBB or NBO for the affected series just prior to the erroneous transaction or if the bid/ask differential of the NBB and NBO just prior to the erroneous transaction is equal to or greater than the Minimum Amount set forth in the chart contained in sub-paragraph (b)(3) below. If the bid/ask differential is less than the Minimum Amount, the Theoretical Price is the NBB or NBO just prior to the erroneous transaction.*

(A) For transactions occurring in any option series being used to calculate the final settlement price of a volatility index on the final settlement day, the Theoretical Price is the first quote after the transaction(s) in question that does not reflect the erroneous transaction(s), provided that the quote size is for at least the overall size of the opening trade; if the quote size is for less than the overall size of the opening trade, then paragraph (c) and (d) shall not apply.

(2) ***No Valid Quotes.*** *The Exchange will determine the Theoretical Price if there are no quotes or no valid quotes for comparison purposes. Quotes that are not valid are:*

(A) all quotes in the applicable option series published at a time where the last NBB is higher than the last NBO in such series (a "crossed market");

(B) quotes published by the Exchange that were submitted by either party to the transaction in question;

(C) quotes published by another options exchange if either party to the transaction in question submitted the quotes in the series representing such options exchange's best bid or offer, provided that the Exchange will only consider quotes invalid on other options exchanges in up to twenty-five (25) total options series that the party identifies to the Exchange the quotes which were submitted by such party and published by other options exchanges; and

(D) quotes published by another options exchange against which the Exchange has declared self-help.

(3) ***Wide Quotes.***

(A) *The Exchange will determine the Theoretical Price if the bid/ask differential of the NBB and NBO for the affected series just prior to the erroneous transaction was equal to or greater than the Minimum Amount set forth below and there was a bid/ask differential less than the Minimum Amount during the 10 seconds prior to the transaction. If there was no bid/ask differential less than the Minimum Amount during the 10 seconds prior to the transaction then the Theoretical Price of an option series is the last NBB or NBO just prior to the transaction in question, as set forth in paragraph (b) above.*

Bid Price at Time of Trade	Minimum Amount
Below $2.00	$0.75
$2.00 to $5.00	$1.25
Above $5.00 to $10.00	$1.50
Above $10.00 to $20.00	$2.50
Above $20.00 to $50.00	$3.00
Above $50.00 to $100.00	$4.50
Above $100.00	$6.00

(B) Customer Transactions Occurring Within 10 Seconds or Less After an Opening or Re-Opening:

(i) The Exchange will determine the Theoretical Price if the bid/ask differential of the NBB and NBO for the affected series just prior to the Customer's erroneous transaction was equal to or greater than the Minimum Amount set forth in paragraph A above and there was a bid/ask differential less than the Minimum Amount during the 10 seconds prior to the transaction.

(ii) If there was no bid/ask differential less than the Minimum Amount during the 10 seconds prior to the transaction, then the Exchange will determine the Theoretical Price if the bid/ask differential of the NBB and NBO for the affected series just prior to the Customer's erroneous transaction was equal to or greater than the Minimum Amount set forth in paragraph A above and there was a bid/ask differential less than the Minimum Amount anytime during the 10 seconds after an opening or re-opening.

(iii) If there was no bid/ask differential less than the Minimum Amount during the 10 seconds following an Opening or Re-Opening, then the Theoretical Price of an option series is the last NBB or NBO just prior to the Customer transaction in question, as set forth in paragraph (b) above.

(iv) Customer transactions occurring more than 10 seconds after an opening or re-opening are subject to paragraph A above.

*(c) **Obvious Errors.***

*(1) **Definition.** For purposes of this Rule, an Obvious Error will be deemed to have occurred when the Exchange receives a properly submitted obvious or catastrophic error notification (as defined below) where the execution price of a transaction is higher or lower than the Theoretical Price for the series by an amount equal to at least the amount shown below:*

Theoretical Price	Minimum Amount
Below $2.00	$0.25
$2.00 to $5.00	$0.40
Above $5.00 to $10.00	$0.50
Above $10.00 to $20.00	$0.80
Above $20.00 to $50.00	$1.00
Above $50.00 to $100.00	$1.50
Above $100.00	$2.00

*(2) **Time Deadline.** A party that believes that it participated in a transaction that was the result of an Obvious Error must submit a notification to MIAX Regulatory Control ("MRC") (an "obvious error notification") in the manner*

specified from time to time by the Exchange in a circular distributed to Members. The obvious error notification must be received by MRC within the timeframes specified below:

(A) ***Customer Orders****. For an execution of a Customer order, an obvious error notification must be received by MRC within thirty (30) minutes of the execution, subject to sub-paragraph (C) below; and*

(B) ***"Non-Customer" Orders.*** *For an execution of any order other than a Customer order, an obvious error notification must be received by MRC within fifteen (15) minutes of the execution, subject to sub-paragraph (C) below.*

(C) ***Linkage Trades****. Any other options exchange will have a total of forty-five (45) minutes for Customer orders and thirty (30) minutes for non-Customer orders, measured from the time of execution on the Exchange, to submit an obvious error notification to MRC for review of transactions routed to the Exchange from that options exchange and executed on the Exchange pursuant to the Options Order Protection and Locked/Crossed Market Plan ("Linkage Trades"). This includes obvious error notifications on behalf of another options exchange submitted by a third-party routing broker if such third-party broker identifies the affected transactions as Linkage Trades. In order to facilitate timely reviews of Linkage Trades the Exchange will accept obvious error notifications from either the other options exchange or, if applicable, the third-party routing broker that routed the affected order(s). The additional fifteen (15) minutes provided with respect to Linkage Trades shall only apply to the extent the options exchange that originally received and routed the order to the Exchange itself received a timely obvious error notification from the entering participant (i.e., within 30 minutes if a Customer order or 15 minutes if a non-Customer order).*

(3) ***Official Acting on Own Motion.*** *An Official may review a transaction believed to be erroneous on his/her own motion in the interest of maintaining a fair and orderly market and for the protection of investors. A transaction reviewed pursuant to this paragraph may be nullified or adjusted only if it is determined by the Official that the transaction is erroneous in accordance with the provisions of this Rule, provided that the time deadlines of sub-paragraph (c)(2) above shall not apply. The Official shall act as soon as possible after becoming aware of the transaction, and ordinarily would be expected to act on the same day that the transaction occurred. In no event shall the Official act later than 8:30 a.m. Eastern Time on the next trading day following the date of the affected transaction. A party affected by a determination to nullify or adjust a transaction pursuant to this provision may appeal such determination in accordance with paragraph (l) below; however, a determination by an Official not to review a transaction or a determination not to nullify or adjust a transaction for which a review was conducted on an Official's own motion is not appealable. If a transaction is reviewed and a determination is rendered pursuant to another provision of this Rule, no additional relief may be granted under this provision.*

(4) ***Adjust or Bust.*** *If it is determined that an Obvious Error has occurred, the Exchange shall take one of the actions listed below. Upon taking final action, the Exchange shall promptly notify both parties to the trade electronically or via telephone.*

(A) ***Non-Customer Transactions****. Where neither party to the transaction is a Customer, the execution price of the transaction will be adjusted by the Official pursuant to the table below. Any non-Customer Obvious Error exceeding 50 contracts will be subject to the Size Adjustment Modifier defined in sub-paragraph (a)(4) above.*

Theoretical Price (TP)	Buy Transaction Adjustment – TP Plus	Sell Transaction Adjustment – TP Minus
Below $3.00	$0.15	$0.15
At or above $3.00	$0.30	$0.30

*(B) **Customer Transactions**. Where at least one party to the Obvious Error is a Customer, the execution price of the transaction will be adjusted by the Official pursuant to the table immediately above. Any Customer Obvious Error exceeding 50 contracts will be subject to the Size Adjustment Modifier defined in subparagraph (a)(4) above. However, if such adjustment(s) would result in an execution price higher (for buy transactions) or lower (for sell transactions) than the Customer's limit price, the trade will be nullified, subject to subparagraph (C) below.*

(C) If any Member submits an obvious error notification pursuant to this rule, and in the aggregate that Member has 200 or more Customer transactions under review concurrently and the orders resulting in such transactions were submitted during the course of 2 minutes or less, where at least one party to the Obvious Error is a non-Customer, the Exchange will apply the non-Customer adjustment criteria set forth in sub-paragraph (A) above to such transactions.

*(d) **Catastrophic Errors.***

*(1) **Definition.** For purposes of this Rule, a Catastrophic Error will be deemed to have occurred when the execution price of a transaction is higher or lower than the Theoretical Price for the series by an amount equal to at least the amount shown below:*

Theoretical Price	Minimum Amount
Below $2.00	$0.50
$2.00 to $5.00	$1.00
Above $5.00 to $10.00	$1.50
Above $10.00 to $20.00	$2.00
Above $20.00 to $50.00	$2.50
Above $50.00 to $100.00	$3.00
Above $100.00	$4.00

*(2) **Time Deadline.** A party that believes that it participated in a transaction that was the result of a Catastrophic Error must submit a notification (a "catastrophic error notification") to MRC in the manner specified from time to time on the Exchange's website. Such catastrophic error notification must be received by MRC by 8:30 a.m. Eastern Time on the first trading day following the execution. For transactions in an expiring options series that take place on an expiration day, a party must submit a catastrophic error notification to MRC within 45 minutes after the close of trading that same day.*

*(3) **Adjust or Bust.** If it is determined that a Catastrophic Error has occurred, the Exchange shall take action as set forth below. Upon taking final action, the Exchange shall promptly notify both parties to the trade electronically or via telephone. In the event of a Catastrophic Error, the execution price of the affected transaction will be adjusted by the Official pursuant to the table below. Any Customer order subject to this sub-paragraph will be nullified if the adjustment would result in an execution price higher (for buy transactions) or lower (for sell transactions) than the Customer's limit price.*

Theoretical Price (TP)	Buy Transaction Adjustment – TP Plus	Sell Transaction Adjustment – TP Minus
Below $2.00	$0.50	$0.50
$2.00 to $5.00	$1.00	$1.00
Above $5.00 to $10.00	$1.50	$1.50
Above $10.00 to $20.00	$2.00	$2.00
Above $20.00 to $50.00	$2.50	$2.50
Above $50.00 to $100.00	$3.00	$3.00
Above $100.00	$4.00	$4.00

(e) ***Significant Market Events.***

(1) ***Definition.*** *For purposes of this Rule, a Significant Market Event will be deemed to have occurred when: criterion (A) below is met or exceeded, or the sum of all applicable event statistics, where each is expressed as a percentage of the relevant threshold in criteria (A) through (D) below, is greater than or equal to 150% and 75% or more of at least one category is reached, provided that no single category can contribute more than 100% to the sum and any category contributing more than 100% will be rounded down to 100%. All criteria set forth below will be measured in aggregate across all exchanges.*

(A) Transactions that are potentially erroneous would result in a total Worst-Case Adjustment Penalty of $30,000,000, where the Worst-Case Adjustment Penalty is computed as the sum across all potentially erroneous trades, of:

(i) $0.30 (i.e., the largest Transaction Adjustment value listed in sub-paragraph (e)(3)(A) below); times

(ii) the contract multiplier for each traded contract; times

(iii) the number of contracts for each trade; times

(iv) the appropriate Size Adjustment Modifier for each trade, if any, as defined in sub-paragraph (e)(3)(A) below.

(B) Transactions involving 500,000 options contracts are potentially erroneous;

(C) Transactions with a notional value (i.e., number of contracts traded multiplied by the option premium multiplied by the contract multiplier) of $100,000,000 are potentially erroneous;

(D) 10,000 transactions are potentially erroneous.

(2) ***Coordination with Other Options Exchanges.*** *To ensure consistent application across options exchanges, in the event of a suspected Significant Market Event, the Exchange shall initiate a coordinated review of potentially erroneous transactions with all other affected options exchanges to determine the full scope of the event. When this paragraph is invoked, the Exchange will promptly coordinate with the other options exchanges to determine the appropriate review period as well as select one or more specific points in time prior to the transactions in question and use one or more specific points in time to determine Theoretical Price. Other than the selected points in time, if applicable, the Exchange will determine Theoretical Price in accordance with paragraph (b) above.*

*(3) **Adjust or Bust.** If it is determined that a Significant Market Event has occurred then, using the parameters agreed as set forth in sub-paragraph (e)(2) above, if applicable, an Official will determine whether any or all transactions under review qualify as Obvious Errors. The Exchange shall take one of the actions listed below with respect to all transactions that qualify as Obvious Errors pursuant to sub-paragraph (c)(1) above. Upon taking final action, the Exchange shall promptly notify both parties to the trade electronically or via telephone.*

(A) The execution price of each affected transaction will be adjusted by an Official to the price provided below unless both parties agree to adjust the transaction to a different price or agree to nullify the transaction. In the context of a Significant Market Event, any error exceeding 50 contracts will be subject to the Size Adjustment Modifier defined in sub-paragraph (a)(4) above.

Theoretical Price (TP)	***Buy Transaction Adjustment – TP Plus***	***Sell Transaction Adjustment – TP Minus***
Below $3.00	*$0.15*	*$0.15*
At or above $3.00	*$0.30*	*$0.30*

(B) Where at least one party to the transaction is a Customer, the trade will be nullified if the adjustment would result in an execution price higher (for buy transactions) or lower (for sell transactions) than the Customer's limit price.

*(4) **Nullification of Transactions.** If the Exchange, in consultation with other options exchanges, determines that timely adjustment is not feasible due to the extraordinary nature of the situation, then the Exchange will nullify some or all transactions arising out of the Significant Market Event during the review period selected by the Exchange and other options exchanges consistent with this paragraph. To the extent the Exchange, in consultation with other options exchanges, determines to nullify less than all transactions arising out of the Significant Market Event, those transactions subject to nullification will be selected based upon objective criteria with a view toward maintaining a fair and orderly market and the protection of investors and the public interest.*

*(5) **Final Rulings.** With respect to rulings made pursuant to this paragraph, the number of affected transactions is such that immediate finality is necessary to maintain a fair and orderly market and to protect investors and the public interest. Accordingly, rulings by the Exchange pursuant to this paragraph are non-appealable.*

*(f) **Trading Halts.** The Exchange shall nullify any transaction that occurs during a trading halt in the affected option on the Exchange or, respecting equity options (including options overlying ETFs), when the trade occurred during a regulatory halt as declared by the primary market for the underlying security pursuant to Exchange Rule 504.*

*(g) **Erroneous Print in Underlying.** A trade resulting from an erroneous print(s) disseminated by the underlying market that is later nullified by that underlying market shall be adjusted or nullified as set forth in sub-paragraph (c)(4) of this Rule, provided a party submits an obvious or catastrophic error notification to MRC in a timely manner as set forth below. For purposes of this paragraph, a trade resulting from an erroneous print(s) shall mean any options trade executed during a period of time for which one or more executions in the underlying security are nullified, and for one second thereafter. If a party believes that it participated in an erroneous transaction resulting from an erroneous print(s) pursuant to this paragraph it must submit an obvious error notification to MRC within the timeframes set forth in sub-paragraph (c)(2) above, with the allowed notification timeframe commencing at the time of notification by the underlying market(s) of nullification of transactions in the underlying security. If multiple underlying markets nullify trades in the underlying security, the allowed notification timeframe will commence at the time of the first market's notification.*

*(h) **Erroneous Quote in Underlying.** A trade resulting from an erroneous quote(s) in the underlying security shall be adjusted or nullified as set forth in subparagraph (c)(4) of this Rule, provided a party submits an obvious or catastrophic error notification to MRC in a timely manner as set forth below. An erroneous quote occurs when the underlying security has a bid/ask differential of at least $1.00 and has a bid/ask differential at least five times greater than the average bid/ask differential for such underlying security during the time period encompassing two minutes before and after the dissemination of such quote. For purposes of this paragraph, the average bid/ask differential shall be determined by adding the bid/ask differentials of sample quotes at regular 15-second intervals during the four-minute time period referenced above (excluding the quote(s) in question) and dividing by the number of quotes during such time period (excluding the quote(s) in question). If a party believes that it participated in an erroneous transaction resulting from an erroneous quote(s) pursuant to this paragraph it must notify MRC in accordance with sub-paragraph (c)(2) above.*

*(i) **Stop (and Stop-Limit) Order Trades Elected by Erroneous Trades.** Transactions resulting from the election of a stop or stop-limit order by an erroneous trade in an option contract shall be nullified by the Exchange, provided a party submits an obvious or catastrophic error notification to MRC within the timeframes required by this Rule. If a party believes that it participated in an erroneous transaction pursuant to this paragraph it must submit an obvious or catastrophic error notification to MRC within the timeframes set forth in sub-paragraph (c)(2) above. The notification timeframe will commence at the time of the Exchange's receipt of notification of the nullification of transaction(s) that elected the stop or stop-limit order.*

*(j) **Linkage Trades.** If the Exchange routes an order pursuant to the Options Order Protection and Locked/Crossed Market Plan (as defined in Exchange Rule 1400(o)) that results in a Linkage Trade on another options exchange and such options exchange subsequently nullifies or adjusts the Linkage Trade pursuant to its rules, the Exchange will perform all actions necessary to complete the nullification or adjustment of the Linkage Trade.*

*(k) **Verifiable Disruptions or Malfunctions of Exchange Systems**. Absent mutual agreement, parties to a trade may have a trade nullified or its price adjusted if any such party makes a documented request within the time specified in sub-paragraph (c)(2) above, and one of the conditions below is met:*

(1) The trade resulted from a verifiable disruption or malfunction of an Exchange execution, dissemination, or communication system that caused a quote/order to trade in excess of its disseminated size (e.g. a quote/order that is frozen, because of an Exchange System error, and repeatedly traded) in which case trades in excess of the disseminated size may be nullified; or

(2) The trade resulted from a verifiable disruption or malfunction of an Exchange dissemination or communication system that prevented a Member from updating or canceling a quote/order for which the Member is responsible where there is Exchange documentation providing that the Member sought to update or cancel the quote/order.

*(l) **Appeal.** If an affected party appeals an Official decision under this Rule (an "appeal") within the time permitted, the Chief Regulatory Officer ("CRO") or his/her designee will review such decision. An appeal under this Rule must be submitted in writing via email or other electronic means (as specified from time to time by the Exchange via Regulatory Circular) within thirty minutes after a party receives official notification of a final determination made by an Official under this Rule. The CRO or his/her designee shall review the facts and render a decision as soon as practicable, but generally on the same trading day as the execution(s) under review. Decisions respecting appeals that are received after 3:00 p.m. Eastern Time will be rendered as soon as practicable, but in no event later than the trading day following the date of the execution under review.*

*(1) **Absence of the CRO. In the absence of the CRO, a designee of the CRO will be appointed to act in this capacity**.*

*(2) **Appeal Fee**. A Member that submits an appeal seeking the review of an Official ruling shall be assessed a fee of $500.00 for each Official ruling to be reviewed that is sustained and not overturned or modified by the CRO or his/her designee. In addition, in instances where the Exchange, on behalf of a Member, requests a determination by another market center that a transaction is clearly erroneous, the Exchange will pass any resulting charges through to the relevant Member.*

*(3) **Authority of the CRO**. Decisions of the CRO or his/her designee concerning*

(i) the review on appeal of Official rulings relating to the nullification or adjustment of transactions, and

(ii) initial requests for relief,

shall be final and may not be appealed to the Exchange's Board.

(4) Any determination by an Officer or by the CRO or his/her designee shall be rendered without prejudice as to the rights of the parties to the transaction to submit their dispute to arbitration.

(5) [Reserved]

Interpretations and Policies:

*.01 **Limit Up-Limit Down State**. An execution will not be subject to review as an Obvious Error or Catastrophic Error pursuant to paragraph (c) or (d) of this Rule if it occurred while the underlying security was in a "Limit State" or "Straddle State," as defined in the Regulation NMS Plan to Address Extraordinary Market Volatility (the "Limit Up-Limit Down Plan" or the "Plan". Nothing in this provision shall prevent such execution from being reviewed on an Official's own motion pursuant to sub-paragraph (c)(3) of this Rule, or a bust or adjust pursuant to paragraphs (e) through (k) of this Rule.*

.02 For purposes of this Rule, to the extent the provisions of this Rule would result in the Exchange applying an adjustment of an erroneous sell transaction to a price lower than the execution price or an erroneous buy transaction to a price higher than the execution price, the Exchange will not adjust or nullify the transaction, but rather, the execution price will stand.

*.03 **Complex Orders.***

(a) If a complex order executes against individual legs and at least one of the legs qualifies as an Obvious Error under paragraph (c)(1) or a Catastrophic Error under paragraph (d)(1), then the leg(s) that is an Obvious or Catastrophic Error will be adjusted in accordance with paragraphs (c)(4)(A) or (d)(3), respectively, regardless of whether one of the parties is a Customer. However, any Customer order subject to this paragraph (a) will be nullified if the adjustment would result in an execution price higher (for buy transactions) or lower (for sell transactions) than the Customer's limit price on the complex order or individual leg(s). If any leg of a complex order is nullified, the entire transaction is nullified.

(b) If a complex order executes against another complex order and at least one of the legs qualifies as an Obvious Error under paragraph (c)(1) or a Catastrophic Error under paragraph (d)(1), then the leg(s) that is an Obvious or

Catastrophic Error will be adjusted or busted in accordance with paragraph (c)(4) or (d)(3), respectively, so long as either: (i) the width of the National Spread Market for the complex order strategy just prior to the erroneous transaction was equal to or greater than the amount set forth in the wide quote table of paragraph (b)(3), or (ii) the net execution price of the complex order is higher (lower) than the offer (bid) of the National Spread Market for the complex order strategy just prior to the erroneous transaction by an amount equal to at least the amount shown in the table in paragraph (c)(1). If any leg of a complex order is nullified, the entire transaction is nullified. For purposes of this Rule 521, the National Spread Market for a complex order strategy is determined by the National Best Bid/Offer of the individual legs of the strategy.

(c) If the option leg of a stock-option order qualifies as an Obvious Error under paragraph (c)(1) or a Catastrophic Error under paragraph (d)(1), then the option leg that is an Obvious or Catastrophic Error will be adjusted in accordance with paragraph (c)(4)(A) or (d)(3), respectively, regardless of whether one of the parties is a Customer. However, the option leg of any Customer order subject to this paragraph (c) will be nullified if the adjustment would result in an execution price higher (for buy transactions) or lower (for sell transactions) than the Customer's limit price on the stock-option order, and the Exchange will attempt to nullify the stock leg. Whenever a stock trading venue nullifies the stock leg of a stock-option order or whenever the stock leg cannot be executed, the Exchange will nullify the option leg upon request of one of the parties to the transaction or in accordance with paragraph (c)(3).

.04 ***Exchange Determining Theoretical Price****. For purposes of this Rule, when the Exchange must determine Theoretical Price pursuant to sub-paragraphs (b)(1)-(3) of this Rule (i.e., at the open, when there are no valid quotes or when there is a wide quote), then the Exchange will determine Theoretical Price as follows.*

(a) The Exchange will request Theoretical Price from the third party vendor defined in paragraph (d) below ("TP Provider") to which the Exchange and all other options exchanges have subscribed. The Exchange will apply the Theoretical Price provided by the TP Provider, except as otherwise described below.

(b) To the extent an Official of the Exchange believes that the Theoretical Price provided by the TP Provider is fundamentally incorrect and cannot be used consistent with the maintenance of a fair and orderly market, the Official shall contact the TP Provider to notify the TP Provider of the reason the Official believes such Theoretical Price is inaccurate and to request a review and correction of the calculated Theoretical Price. The Exchange shall also promptly provide electronic notice to other options exchanges that the TP Provider has been contacted consistent with this paragraph and include a brief explanation of the reason for the request.

(c) An Official of the Exchange may determine the Theoretical Price if the TP Provider has experienced a systems issue that has rendered its services unavailable to accurately calculate Theoretical Price and such issue cannot be corrected in a timely manner.

(d) The current TP Provider to which the Exchange and all other options exchanges have subscribed is: CBOE Livevol, LLC. Neither the Exchange, the TP Provider, nor any affiliate of the TP Provider (the TP Provider and its affiliates are referred to collectively as the "TP Provider"), makes any warranty, express or implied, as to the results to be obtained by any person or entity from the use of the TP Provider pursuant to this Interpretation .04. The TP Provider does not guarantee the accuracy or completeness of the calculated Theoretical Price. The TP Provider disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to such Theoretical Price. Neither the Exchange nor the TP Provider shall have any liability for any damages, claims, losses (including any indirect or consequential losses), expenses, or delays, whether direct or indirect, foreseen or unforeseen, suffered by any person arising out of any circumstance or occurrence relating to the use of such Theoretical Price or arising out of any errors or delays in calculating such Theoretical Price.

[Adopted: December 3, 2012; amended April 8, 2013 (SR-MIAX-2013-12); amended July 3, 2013 (SR-MIAX-2013-33); amended May 13, 2014 (SR-MIAX-2014-18); amended May 7, 2015 (SR-MIAX-2015-35); amended October 20, 2015 (SR-MIAX-2015-60); amended November 4, 2015 (SR-MIAX-2015-62); amended October 7, 2016 (SR-MIAX-2016-26); amended March 17, 2017 (SR-MIAX-2017-13); amended May 30, 2017 (SR-MIAX-2017-25); amended August 31, 2017 (SR-MIAX-2017-38); amended February 6, 2019 (SR-MIAX-2019-02); amended April 5, 2019 (SR-MIAX-2019-19); amended October 16, 2019 (SR-MIAX-2019-44); amended December 3, 2019 (SR-MIAX-2019-48); amended February 7, 2022 (SR-MIAX-2022-03)]

Rule 522. Price Binding Despite Erroneous Report

The price at which an order is executed shall be binding notwithstanding that an erroneous report in respect thereto may have been rendered, or no report rendered. A report shall not be binding if an order was not actually executed but was reported to have been executed.

[Adopted: December 3, 2012]

Rule 523. Authority to Take Action Under Emergency Conditions

(a) The Chairman of the Board, the President or such other person or persons as may be designated by the Board shall have the power to halt or suspend trading in some or all securities traded on the Exchange, to close some or all Exchange facilities, to determine the duration of any such halt, suspension or closing, to take one or more of the actions permitted to be taken by any person or body of the Exchange under Exchange Rules, or to take any other action deemed to be necessary or appropriate for the maintenance of a fair and orderly market or the protection of investors, or otherwise in the public interest, due to emergency conditions or extraordinary circumstances, such as (1) actual or threatened physical danger, severe climatic conditions, natural disaster, civil unrest, terrorism, acts of war, or loss or interruption of facilities utilized by the Exchange, or (2) a request by a governmental agency or official, or (3) a period of mourning or recognition for a person or event.

(b) The person taking the action shall notify the Board of actions taken pursuant to this Rule, except for a period of mourning or recognition for a person or event, as soon thereafter as is feasible.
[Adopted: December 3, 2012]

Rule 524. Reporting of Matched Trades to Clearing Corporation

On each business day at or prior to such time as may be prescribed by the Clearing Corporation, the Exchange shall furnish the Clearing Corporation a report of each Clearing Member's matched trades based on the trade information filed with the Exchange on that day. Only trades which have been matched in accordance with the provisions of these Rules shall be furnished by the Exchange to the Clearing Corporation, and the Exchange shall assume no responsibility with respect to any unmatched trade or for any delays or errors in the reporting to it of trade information. The Exchange may delegate its responsibility in respect of trade matching to the Clearing Corporation or other facility, in which case Clearing Members shall abide by the procedures established by the Clearing Corporation or other facility in the filing of trade information, the reconciliation of unmatched trades, and other actions pertinent to trade comparison.

Interpretations and Policies:

.01 Post-trade adjustments that do not affect the contractual terms of a trade are to be performed by the Member via an Exchange approved electronic interface communicated to Members via Regulatory Circular.

[Adopted: December 3, 2012; amended July 28, 2017 (SR-MIAX-2017-32)]

Rule 525. Limitation on Dealings

No Member shall bid, offer, purchase or write (sell) on the Exchange any security other than an option contract that is currently open for trading in accordance with the provisions of Chapter IV.

[Adopted: December 3, 2012]

Rule 526. Limitation on the Liability of Index Licensors for Options on Exchange-Traded Fund Shares

(a) The term "index licensor" as used in this Rule refers to any entity that grants the Exchange a license to use one or more indexes or portfolios in connection with the trading of options on Exchange-Traded Fund Shares (as defined in Rule 402(i)).

(b) No index licensor with respect to any index or portfolio underlying an option on Exchange-Traded Fund Shares traded on the Exchange makes any warranty, express or implied, as to the results to be obtained by any person or entity from the use of such index or portfolio, any opening, intra-day or closing value therefor, or any data included therein or relating thereto, in connection with the trading of any option contract on Exchange-Traded Fund Shares based thereon or for any other purpose. The index licensor shall obtain information for inclusion in, or for use in the calculation of, such index or portfolio from sources it believes to be reliable, but the index licensor does not guarantee the accuracy or completeness of such index or portfolio, any opening, intra-day or closing value therefor, or any data included therein or related thereto. The index licensor hereby disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to any such index or portfolio, any opening, intra-day or closing value therefor, any data included therein or relating thereto, or any option contract on Exchange-Traded Fund Shares based thereon. The index licensor shall have no liability for any damages, claims, losses (including any indirect or consequential losses), expenses or delays, whether direct or indirect, foreseen or unforeseen, suffered by any person arising out of any circumstance or occurrence relating to the person's use of such index or portfolio, any opening, intra-day or closing value therefor, any data included therein or relating thereto, or any option contract on Exchange-Traded Fund Shares based thereon, or arising out of any errors or delays in calculating or disseminating such index or portfolio.

[Adopted: December 3, 2012]

Rule 527. Exchange Liability

(a) Except to the extent provided in paragraph (b) of this Rule, and except as otherwise expressly provided in the Rules, neither the Exchange nor its directors, officers, committee members, limited liability company members, employees or agents shall be liable to Members or to persons associated therewith for any loss, expense, damages or claims that arise out of the use or enjoyment of the facilities or services afforded by the Exchange, any interruption in or failure or unavailability of any such facilities or services, or any action taken or omitted to be taken in respect to the business of the Exchange except to the extent such loss, expense, damages or claims are attributable to the willful misconduct, gross negligence, bad faith or fraudulent or criminal acts of the Exchange or its officers, employees or agents acting within the scope of their authority. Without limiting the generality of the foregoing and subject to the same exception, the Exchange shall have no liability to any person for any loss, expense, damages or claims that result from any error, omission or delay in calculating or disseminating any current or closing index value, any current or closing value of interest rate options, or any reports of transactions in or quotations for options or other securities, including underlying securities. The Exchange makes no warranty, express or implied, as to results to be obtained by any person or entity from the use of any data transmitted or disseminated by or on behalf of the Exchange or any

reporting authority designated by the Exchange, including but not limited to reports of transactions in or quotations for securities traded on the Exchange or underlying securities, or reports of interest rate measures or index values or related data, and the Exchange makes no express or implied warranties of merchantability or fitness for a particular purpose or use with respect to any such data. The foregoing limitations of liability and disclaimers shall be in addition to, and not in limitation of, the provisions of the Exchange's By-Laws. Without limiting the generality of the foregoing, the Exchange shall have no liability to any person for any loss, expense, damages or claims that result from any error, omission or delay in calculating or disseminating any current or closing index value or any reports of transactions in or quotations for options or other securities, including underlying securities.

(b) Whenever custody of an unexecuted order or quote is transmitted by a Member to or through the Exchange's System or to any other automated facility of the Exchange whereby the Exchange assumes responsibility for the transmission or execution of the order or quote, provided that the Exchange has acknowledged receipt of such order or quote, the Exchange's liability for the negligent acts or omissions of its employees or for the failure of its systems or facilities shall not exceed the limits provided in this paragraph (b), and no assets of the Exchange shall be applied or shall be subject to such liability in excess of the following limits:

(1) As to any one or more claims made by a single Member growing out of the use or enjoyment of the facilities afforded by the Exchange on a single trading day, the Exchange shall not be liable in excess of the larger of $100,000 or the amount of any recovery obtained by the Exchange under any applicable insurance maintained by the Exchange;

(2) As to the aggregate of all claims made by all Members growing out of the use or enjoyment of the facilities afforded by the Exchange on a single trading day, the Exchange shall not be liable in excess of the larger of $250,000 or the amount of the recovery obtained by the Exchange under any applicable insurance maintained by the Exchange;

(3) As to the aggregate of all claims made by all Members growing out of the use or enjoyment of the facilities afforded by the Exchange during a single calendar month, the Exchange shall not be liable in excess of the larger of $500,000 or the amount of the recovery obtained by the Exchange under any applicable insurance maintained by the Exchange.

(c) If all of the claims arising out of the use or enjoyment of the facilities afforded by the Exchange cannot be fully satisfied because in the aggregate they exceed the applicable maximum amount of liability provided for in paragraph (b) above, then such maximum amount shall be allocated among all such claims arising on a single trading day or during a single calendar month, as applicable, written notice of which has been given to the Exchange no later than the opening of trading on the next business day following the day on which the use or enjoyment of Exchange facilities giving rise to the claim occurred, based upon the proportion that each such claim bears to the sum of all such claims.

[Adopted: December 3, 2012; amended September 27, 2017 (SR-MIAX-2017-39)]

Rule 528. Legal Proceedings Against the Exchange and its Directors, Officers, Employees, Contractors or Agents

No Member or person associated with a Member shall institute a lawsuit or other legal proceeding against the Exchange or any director, officer, limited liability company member, employee, contractor, agent or other official of the Exchange or any subsidiary of the Exchange, for actions taken or omitted to be taken in connection with the official business of the Exchange or any subsidiary, except to the extent such actions or omissions constitute violations of the federal securities laws for which a private right of action exists. This provision shall not apply to appeals of disciplinary actions or other actions by the Exchange as provided for in the Rules.

[Adopted: December 3, 2012]

Rule 529. Order Routing to Other Exchanges

The Exchange may automatically route orders to other exchanges under certain circumstances as described below and elsewhere in the rules ("Routing Services"). In connection with such services, the following shall apply:

(a) Routing Services will be provided in conjunction with one or more routing brokers that are not affiliated with the Exchange. For each routing broker used by the Exchange, an agreement will be in place between the Exchange and the routing broker that will, among other things, restrict the use of any confidential and proprietary information that the routing broker receives to legitimate business purposes necessary for routing orders at the direction of the Exchange.

(1) The Exchange shall establish and maintain procedures and internal controls reasonably designed to adequately restrict the flow of confidential and proprietary information between the Exchange and the routing broker, and any other entity, including any affiliate of the routing broker, and, if the routing broker or any of its affiliates engages in any other business activities other than providing routing services to the Exchange, between the segment of the routing broker or affiliate that provides the other business activities and the segment of the routing broker that provides the Routing Services.

(2) The Exchange may not use a routing broker for which the Exchange or any affiliate of the Exchange is the designated examining authority.

(3) The Exchange will provide its Routing Services in compliance with the provisions of the Act and the rules thereunder, including, but not limited to, the requirements in Section 6(b)(4) and (5) of the Act that the rules of a national securities exchange provide for the equitable allocation of reasonable dues, fees and other charges among its Members and other persons using its facilities, and not be designed to permit unfair discrimination between customers, issuers, brokers or dealers.

(4) For all Routing Services, the Exchange will determine the logic that provides when, how, and where orders are routed away to other exchanges.

(5) The routing broker will receive routing instructions from the Exchange, to route orders to other exchanges and report such executions back to the Exchange. The routing broker cannot change the terms of an order or the routing instructions, nor does the routing broker have any discretion about where to route an order.

(6) Any bid or offer entered on the Exchange routed to another exchange through a routing broker that results in an execution shall be binding on the Member that entered such bid/offer.

(b) **Route Mechanisms.** The Route Mechanisms described in this paragraph (b) will be used after the Exchange's opening process has been completed. Refer to Rule 503 for a description of the route procedure used during the opening process. One of two Route Mechanisms, Immediate Routing or the Route Timer, will be used when a Public Customer order is received and/or reevaluated that is both routable and marketable against the opposite side ABBO upon receipt and the Exchange's disseminated market is not equal to the opposite side ABBO, or is equal to the opposite side ABBO and of insufficient size to satisfy the order. The term initiating Public Customer order will be used in the following paragraphs to refer to the Public Customer order being handled by one of the Route Mechanisms. Non-Customer orders, contingent orders, and Do Not Route ("DNR") orders, as defined in Rule 516(g), are not eligible to be routed. Public Customer orders resting on the book will not initiate a route timer, but may be routed with an incoming Public Customer order that has initiated a Route Mechanism ("initiating order").

(1) **Immediate Routing.**

(i) An initiating Public Customer order is eligible for Immediate Routing if the displayed NBBO was locked or crossed upon receipt of the initiating Public Customer order. If at the time of receipt of the initiating Public Customer order, the opposite side ABBO is also locking or crossing the same side MBBO, the System will immediately route the initiating Public Customer order, together with any routable interest resting on the same side MBBO, to the opposite side ABBO. The initiating Public Customer and any routable resting interest will be processed in the order in which they were received.

(ii) An initiating Public Customer order is also eligible for Immediate Routing if the displayed NBBO was not crossed and the order meets all of the following criteria:

(A) the initiating order's limit price crosses the opposite side NBBO;

(B) the MBBO is inferior to the NBBO on the opposite side of the market by one Minimum Price Variation (as that term is defined in Rule (510));

(C) the initiating order size must be equal to or greater than three times the total size of the away markets represented in the opposite side ABBO;

(D) the size of the quotes and orders at the MBBO combined with the total size of the ABBO on the opposite side of the market must be equal to or greater than one half the size of the initiating order;

(E) the Exchange's disseminated market must include a bid of greater than zero with a size of greater than zero if the routable order is a sell order; and

(F) the size of the Exchange's disseminated market must be equal to or greater than three times the total size of the away markets represented in the opposite side ABBO.

(iii) If an initiating Public Customer order meets all of the criteria set forth in (i) or (ii) above, the System will route ISO orders representing the initiating order to away markets disseminating prices better than the Exchange's disseminated market. The routed order will be priced at the ABBO with a size equal to each ABBO exchange's disseminated size. If there are still additional contracts to be executed from the initiating order after the initiating order has been routed to all away markets disseminating the ABBO for the away markets' full size, the System will handle remaining contracts from the initiating order in accordance with the provisions of Exchange Rule 515.

(2) **Route Timer**.

(i) For those initiating Public Customer orders that are routable, but do not meet the additional criteria for Immediate Routing, the System will implement a Route Timer not to exceed one second (the duration of the Timer will be announced to Members through a Regulatory Circular), in order to allow Market Makers and other participants an opportunity to interact with the initiating order. Contemporaneously with the start of the Timer, the System will broadcast a Route Notification to subscribers of the Exchange's Administrative Information Subscriber ("AIS") data feed, which will include the expected price to which the interest will be routed, option contract size, and side of the market of the initiating Public Customer order. The System will display and book the initiating order at its limit price, or if the limit price locks or crosses the current opposite side NBBO, display the initiating order one Minimum Price Variation ("MPV") away from the current opposite side NBBO and book the initiating order at a price that will internally lock the current opposite side NBBO. The initiating order will remain available for execution up to its original bid or

down to its original offer. If, during the Route Timer, the Exchange receives a new order or quote on the opposite side of the market from the initiating order that can be executed, the System will immediately execute the remaining contracts from the initiating order to the extent possible at the initiating order's current Book bid or offer price, provided that the execution price does not violate the current NBBO. If unexecuted contracts remain from the initiating order, the MBBO will be revised and disseminated to reflect the initiating order's displayed price and remaining size. The Exchange will also display, on the opposite side of the market, its next bid (or offer) as non-firm (or in the absence thereof, a price of zero with a size of zero).

(ii) During the Route Timer, Market Makers may submit quotes and orders at any price level on the same side of the market as the initiating order, and quotes and orders at any price level on the opposite side of the market. Other participants may submit orders at any price level on the same side of the market as the initiating order, and orders at any price level on the opposite side of the market. Marketable orders and quotes on the opposite side of the market from the initiating order will trade immediately upon receipt at the initiating order's current Book bid or offer price, provided that the execution price does not violate the current NBBO.

(iii) Orders (other than IOC, FOK and AOC) and quotes (other than IOC, FOK and AOC eQuotes) on the same side of the market will join the initiating order on the timer. IOC and FOK orders or eQuotes on the same side of the market will be cancelled by the System. AOC orders and eQuotes on the same side of the market will be rejected by the System. The System will add the new order or quote size to the MBBO size and disseminate the updated MBBO. If the NBBO becomes crossed during the Route Timer, the Route Timer will terminate immediately. At the end of the Route Timer, each same side order or quote will be handled in the order in which it was received by the Exchange. If at any point during the Route Timer the initiating order and all joining interest on the same side of the market is either traded in full or cancelled in full, the Route Timer will be terminated and normal trading will resume. In addition, if at any point during the Route Timer a change in the ABBO would allow all or part of the initiating order and any joining interest on the same side of the market to trade on the Exchange at the revised NBBO, the Route Timer will be terminated and normal trading will resume.

(iv) **End of the Route Timer**. At the end of the Route Timer, the System will route ISO orders representing the initiating order's remaining contracts to away markets disseminating the ABBO. The System will price the routed order at the opposite side ABBO with a size equal to each exchange's disseminated ABBO size as needed. If there are still additional contracts to be executed from the initiating order after the ISO orders have been routed to the away markets disseminating the ABBO for the away markets' full size, the System will handle remaining interest from the initiating order in accordance with the provisions of Exchange Rule 515.

Interpretations and Policies:

.01 The System will cap individual responses received during a route timer on the opposite side from an initiating order to the size of the initiating order, managed interest, and any same side joiners received during the route timer for purposes of pro-rata allocation against the initiating order, managed interest, and any same side joining interest received during the route timer.

.02 For purposes of this Rule, the expected price to which the interest will be routed is the ABBO at the start of the Route Timer.

[Adopted: December 3, 2012; amended May 23, 2013 (SR-MIAX-2013-25); amended April 17, 2014 (SR-MIAX-2014-08); amended May 20, 2014 (SR-MIAX-2014-17); amended October 20, 2017 (SR-MIAX-2017-41)]

Rule 530. Limit Up-Limit Down

This Rule establishes procedures to address extraordinary volatility in NMS Stocks (as defined below) and outlines MIAX's Limit Up-Limit Down processing.

(a) **Definitions**. The capitalized terms in this Rule 530(a) and throughout the MIAX rules shall have the same meaning as provided for in the Plan.

"**Eligible Reported Transactions**" shall have the meaning prescribed by the Operating Committee of the Plan (as defined below) and shall generally mean transactions that are eligible to update the last sale price of an NMS Stock.

"**Limit State**" shall have the meaning provided in Section VI of the Plan. When a National Best Bid is below the Lower Price Band calculated by the Processor (as defined below) for an NMS Stock or a National Best Offer is above the Upper Price Band calculated by the Processor for an NMS Stock, the Processor will disseminate such National Best Bid or National Best Offer with an appropriate flag identifying it as non-executable. When a National Best Offer is equal to the Lower Price Band or a National Best Bid is equal to the Upper Price Band for an NMS Stock, the Processor will distribute such National Best Bid or National Best Offer with an appropriate flag identifying it as a "Limit State Quotation."

"**LULD Functionality**" shall mean the specific processing logic applied by the Exchange System to options traded on the Exchange when the underlying NMS Stock has entered into a Limit State or Straddle State. LULD Functionality remains in effect for the duration that the underlying NMS Stock is in a Limit State or a Straddle State.

"**Market Data Plan**" shall mean the effective national market system plans through which the Participants act jointly to disseminate consolidated information in compliance with Rule 603(b) of Regulation NMS under the Exchange Act.

"**Plan**" shall mean the Plan to Address Extraordinary Market Volatility Submitted to the SEC pursuant to Rule 608 of Regulation NMS under the Exchange Act, as amended from time to time in accordance with its provisions.

"**Primary Listing Exchange**" shall mean the Participant on which an NMS Stock is listed. If an NMS Stock is listed on more than one Participant, the Participant on which the NMS Stock has been listed the longest shall be the Primary Listing Exchange.

"Processor" shall mean the single plan processor responsible for the consolidation of information for an NMS Stock pursuant to Rule 603(b) of Regulation NMS under the Exchange Act.

"Participant" shall mean a party to the Plan.

"Regular Trading Hours" shall have the meaning provided in Rule 600(b)(64) of Regulation NMS under the Exchange Act. For purposes of the Plan, Regular Trading Hours can end earlier than 4:00 p.m. ET in the case of an early scheduled close.

"Regulatory Halt" shall have the meaning specified in the Market Data Plans.

"Straddle State" shall have the meaning provided in Section VII(A)(2) of the Plan. An NMS Stock is in a Straddle State when the National Best Bid (Offer) is below (above) the Lower (Upper) Price Band and the NMS Stock is not in a Limit State, and trading in that NMS Stock deviates from normal trading characteristics such that declaring a Trading Pause would support the Plan's goal to address extraordinary market volatility.

"**Trading Pause**" shall have the meaning provided in Section VII of the Plan. If trading for an NMS Stock does not exit a Limit State within 15 seconds of entry during Regular Trading Hours, then the Primary Listing Exchange will declare a Trading Pause for such NMS Stock and shall notify the Processor. The Primary Listing Exchange may also declare a Trading Pause for an NMS Stock when an NMS Stock is in a Straddle State.

(b) **General.** LULD Functionality becomes effective for an option traded on the Exchange when the underlying NMS Stock has entered into a Limit State or Straddle State. LULD Functionality remains in effect for the duration that the underlying NMS Stock is in a Limit State or a Straddle State. LULD Functionality modifies the normal operation of the Exchange System in ways identified by this Rule. LULD Functionality ends when the underlying NMS Stock is no longer in a Limit State or a Straddle State, or when a Trading Pause is declared by the Primary Listing Exchange.

(c) **Determining Straddle States and Limit States.** The Exchange shall use the SIP feed (CQS for Tape A and Tape B securities and UQDF for Tape C securities) to determine when an NMS Stock is in a Limit State or a Straddle State, and when such Limit State or Straddle State no longer exists.

(d) **Handling of Orders During Limit States and Straddle States.** Once an NMS Stock has entered either a Straddle State or Limit State:

(1) The Exchange will not open an affected option.

(2) After the opening, the Exchange will:

(i) reject all incoming market orders submitted into the Exchange System.

(ii) cancel all unexecuted market orders existing within the Exchange System, except that market orders to sell an option received when the national best bid is zero and the Exchange's disseminated offer is equal to or less than $0.10 that have been converted to limit orders to sell pursuant to Rule 519(a)(1) will not be cancelled by the Exchange's System.

(e) **Market-Wide Trading Halts.** The Exchange shall halt trading in all options whenever the equities markets initiate a market-wide trading halt commonly known as a circuit breaker in response to extraordinary market conditions.

(f) **Quoting Obligations During Limit States and Straddle States.**

(1) Once an NMS Stock has entered either a Limit or Straddle State, the Exchange shall relieve Exchange Market Makers from the following quotation obligations for options on the affected underlying NMS Stock:

(i) the bid/ask differential requirements set forth in Exchange Rule 603(b)(4);

(ii) the minimum size requirement set forth in Exchange Rule 604(b)(2);

(iii) the requirement to submit two-sided quotes set forth in Exchange Rule 604(c); and

(iv) the continuous quoting obligation set forth in Exchange Rule 604(e).

(2) The relief described in sub-paragraphs (f)(1)(i)-(iv) above shall terminate when the Limit or Straddle State no longer exists in the affected NMS Stock.

(3) The provisions of Exchange Rule 514 concerning priority of quotes and orders shall remain unchanged during periods of relief from quoting obligations pursuant to this Rule 530(f).

(g) **Systemic Changes During Limit States and Straddle States.** Once an NMS Stock has entered a Limit or Straddle State, the Exchange shall apply the following LULD Functionality for options on the affected underlying NMS Stock:

(1) **Opening Process**.

(i) The Exchange's Opening Process (as described in Rule 503) shall be delayed for options overlying an NMS Stock that is in a Limit or Straddle State prior to the opening of trading such overlying options. The Opening Process shall begin in the affected overlying options when such Limit or Straddle State has ended and there is not a halt or Trading Pause in effect.

(ii) Respecting options that are engaged in the Opening Process but for which trading has not begun, the Opening Process shall be terminated when the underlying NMS Stock is in a Limit or Straddle State. The Opening Process shall begin anew in the affected overlying options when such Limit or Straddle State has ended and there is not a halt or Trading Pause in effect.

(2) **Priority Quotes**.

(i) Notwithstanding the provisions of Exchange Rule 517(b), all quotes that result in an execution during a period in which LULD Functionality is engaged shall be deemed to be priority quotes for allocation purposes.

(ii) For executions occurring when LULD Functionality is not engaged, the priority status of a quote for allocation purposes shall be determined by the provisions of Rule 517(b).

(h) **Trading Pauses.** When an underlying NMS Stock is subject to a Trading Pause, the Exchange System will halt trading in options overlying the affected NMS Stock pursuant to Rule 504(c).

(i) **Opening after a Trading Pause.** After a Trading Pause, the Exchange System will open trading in the affected option pursuant to Rule 503. If trading has not resumed on the Primary Listing Exchange for the affected NMS Stock within ten minutes of receipt of the Trading Pause message by the Exchange, the Exchange may resume trading in options overlying such NMS Stock if at least one exchange has resumed trading in such NMS Stock.

(j) **Review of Erroneous Transactions Occurring During Limit States and Straddle States.** Once an NMS Stock has entered a Limit or Straddle State, the Exchange shall nullify a transaction in an option overlying such an NMS Stock as provided in this Rule.

(1) Absent Mutual Agreement as provided in paragraph (j)(2)(iii) below, parties to a trade may have a trade nullified if:

(i) any such party makes a documented request within the time specified in Rule 530(j)(2)(i)(A); and

(ii) one of the conditions below is met:

(A) The trade resulted from a verifiable disruption or malfunction of an Exchange execution, dissemination, or communication system that caused a quote/order to trade in excess of its disseminated size (e.g.

a quote/order that is frozen, because of an Exchange System error, and repeatedly traded) in which case trades in excess of the disseminated size may be nullified; or

(B) The trade resulted from a verifiable disruption or malfunction of an Exchange dissemination or communication system that prevented a Member from updating or canceling a quote/order for which the Member is responsible where there is Exchange documentation providing that the Member sought to update or cancel the quote/order; or

(C) The trade resulted from an erroneous print disseminated by the underlying market which is later cancelled or corrected by the underlying market where such erroneous print resulted in a trade higher or lower than the average trade in the underlying security during the time period encompassing two minutes before and after the erroneous print, by an amount at least five times greater than the average quote width for such underlying security during the time period encompassing two minutes before and after the erroneous print. For purposes of this Rule, the average trade in the underlying security shall be determined by adding the prices of each trade during the four minute time period referenced above (excluding the trade in question) and dividing by the number of trades during such time period (excluding the trade in question); or

(D) The trade resulted from an erroneous quote in the primary market for the underlying security that has a width of at least $1.00 and that width is at least five times greater than the average quote width for such underlying security during the time period encompassing two minutes before and after the dissemination of such quote. For the purposes of this Rule, the average quote width shall be determined by adding the quote widths of sample quotations at regular 15-second intervals during the four minute time period referenced above (excluding the quote in question) and dividing by the number of quotes during such time period (excluding the quote in question);

(iii) **Mutual Agreement**. The determination as to whether a trade was automatically executed at an erroneous price may be made by mutual agreement of the affected parties to a particular transaction within the time periods specified in subparagraphs (j)(2)(i) or (j)(3) below. A trade may be nullified on the terms that all parties to a particular transaction agree. In the absence of mutual agreement by the parties, a particular trade may only be nullified as provided in this Rule.

(iv) **Trading Halts**. Trades on the Exchange will be nullified when:

(A) The trade occurred during a trading halt in the affected option on the Exchange; or

(B) Respecting equity options (including options overlying ETFs), the trade occurred during a trading halt on the primary market for the underlying security.

(v) **Transactions During Opening Purchase Prohibitions or Restrictions.** Trades on the Exchange will be nullified when such a trade represents an opening transaction prohibited pursuant to Rule 403.

(2) **Review Procedure**. MIAX Regulatory Control ("MRC") shall administer the application of this Rule as follows:

(i) (A) **Notification**. If a Market Maker on the Exchange believes that he/she participated in a transaction that can be nullified pursuant to section (j) of this Rule, he/she must notify MRC within fifteen minutes of the transaction. If a Member that initiated the order believes a transaction on the Exchange can be nullified pursuant to section (j) of this Rule, such Member must notify MRC within twenty minutes of the execution. Absent unusual circumstances, MRC will not grant relief under this Rule unless notification is made within the prescribed time period. Notwithstanding the foregoing, respecting transactions that occur as part of the Exchange's automated opening

process, after the twenty minute notification period as described above and until 4:30 p.m. Eastern Time ("ET") on the subject trade date, where parties to the transaction are a non-broker-dealer customer and an Exchange Market Maker, the non-broker-dealer customer may request review of the subject transaction, and the transaction will nullified by an Exchange Official.

(B) **Procedures for Reviewing Trades on Exchange Motion**. In the interest of maintaining a fair and orderly market for the protection of investors, the Chief Regulatory Officer or designee thereof, who is an officer of the Exchange (collectively "Exchange Officer") may, on his or her own motion or upon request, determine to review any transaction occurring on the Exchange that is believed to be erroneous. A transaction reviewed pursuant to this provision may be nullified in accordance with section (j) of this Rule. The Exchange Officer may be assisted by an Exchange Official in reviewing a transaction.

The Exchange Officer shall act as soon as possible after receiving notification of the transaction, and ordinarily would be expected to act on the same day as the transaction occurred. In no event shall the Exchange Officer act later than 9:30 a.m. (ET) on the next trading day following the date of the transaction in question. A party affected by a determination to nullify a transaction pursuant to this provision may appeal such determination in accordance with Rule 530; however, a determination by an Exchange Officer not to review a transaction, or a determination not to nullify a transaction for which a review was requested or conducted, is not appealable. If a transaction is reviewed and a determination is rendered pursuant to another provision of Rule 530, no additional relief may be granted under this provision.

(ii) **Bust**. An Exchange Official will determine whether there is a trade that qualifies to be nullified as defined in this Rule.

(3) **Request for Review**. If a party affected by a determination made under this Rule so requests within the time permitted, the CRO will review decisions made under this Rule. A request for review under this paragraph must be made within thirty minutes after a party receives official notification of a final determination by the Exchange Official under this Rule, except that if such notification is made after 3:30 p.m. Eastern Time, either party has until 9:30 a.m. Eastern Time on the next trading day to request a review. Such a request for review must be in writing or otherwise documented. The CRO shall review the facts and render a decision on the day of the transaction, or the next trade day in the case where a request is properly made after 3:30 p.m. on the day of the transaction or where the request is properly made the next trade day.

(i) **Absence of the CRO**. In the absence of the CRO, the deputy CRO or designee of the CRO will be appointed to act in this capacity.

(ii) **Appeal Fee**. A Member seeking the CRO's review of an Exchange Official ruling shall be assessed a fee of $250.00 for each Exchange Official ruling to be reviewed that is sustained and not overturned or modified by the CRO.

(iii) **Authority of the CRO**. Decisions of the CRO concerning (i) the review of Exchange Official rulings relating to the nullification of transactions, and (ii) initial requests for relief shall be final and may not be appealed to the Exchange's Board.

[Adopted: March 7, 2013 (SR-MIAX-2013-07); amended April 8, 2013 (SR-MIAX-2013-12); amended April 9, 2013 (SR-MIAX-2013-15); amended July 3, 2013 (SR-MIAX-2013-33); amended April 3, 2014 (SR-MIAX-2014-14); amended May 22, 2014 (SR-MIAX-2014-20); amended February 18, 2015 (SR-MIAX-2015-11); amended October 20, 2015 (SR-MIAX-2015-60); amended April 5, 2019 (SR-MIAX-2019-19); amended October 16, 2019 (SR-MIAX-2019-44)]

Rule 531. Reports and Market Data Products

(a) **Liquidity Taker Event Report – Simple Orders**. The Liquidity Taker Event Report-Simple Orders is a daily report that provides a Member ("Recipient Member") with its liquidity response time details for executions against an order resting on the Simple Order Book, where that Recipient Member attempted to execute against such resting order within the timeframe specified under paragraph (2) below.

(1) **Content**. The Liquidity Taker Event Report – Simple Orders will include the following information:

(i) **Resting Order**.

(A) The time a resting order was received by the Exchange.

(B) Symbol.

(C) Order reference number (unique reference number assigned to a new order at the time of receipt).

(D) Whether the Recipient Member is an Affiliate of the Member that entered the resting order.

(E) Origin type (e.g., Priority Customer, Market Maker).

(F) Side (buy or sell).

(G) Displayed price and size of the resting order.

(ii) **Execution of the Resting Order**.

(A) MBBO at the time of the execution. If the resting order executes against multiple contra-side responses, only the MBBO at the time of the execution against the first response will be included.

(B) ABBO at the time of the execution. If the resting order executes against multiple contra-side responses, only the ABBO at the time of the execution against the first response will be included.

(C) Time first response that executes against the resting order was received by the Exchange and the size of the execution and type of the response.

(D) Time difference between the time the resting order was received by the Exchange and the time the first response that executes against the resting order was received by the Exchange.

(E) Whether response was entered by the Recipient Member.

(iii) **Response(s) Sent by Recipient Member**.

(A) Recipient Member identifier.

(B) Time difference between the time the first response that executes against the resting order was received by the Exchange and the time of each response sent by the Recipient Member, regardless of whether it executed or not.

(C) Size and type of each response submitted by the Recipient Member.

(D) Response reference number (unique reference number attached to response by the Recipient Member).

(2) **Timeframe**. The Liquidity Taker Event Report-Simple Orders will include data listed in paragraph (a)(1) of this Rule 531(a) for executions and contra-side responses that occurred within 200 microseconds of the time the resting order was received by the Exchange.

(3) **Data Scope**. The Liquidity Taker Event Report-Simple Orders will only include trading data related to the Recipient Member and will not include any other Member's trading data other than that listed in paragraphs (1)(i) and (ii) of this Rule 531(a).

(4) **Historical Data**. The Liquidity Taker Event Report-Simple Orders contains historical data from the previous trading day and will be available after the end of the trading day, generally on a T+1 basis.

(b) **Liquidity Taker Event Report – Complex Orders**. The Liquidity Taker Event Report-Complex Orders is a daily report that provides a Member ("Recipient Member") with its liquidity response time details for executions against a Complex Order resting on the Strategy Book, where that Recipient Member submitted a Complex Order that attempted to execute against such resting Complex Order within the timeframe specified under paragraph (2) below.

(1) **Content**. The Liquidity Taker Event Report-Complex Orders will include the following information:

(i) **Resting Order**.

(A) The time a resting order was received by the Exchange.

(B) Symbol.

(C) Order reference number (unique reference number assigned to a new order at the time of receipt).

(D) Whether the Recipient Member is an Affiliate of the Member that entered the resting order.

(E) Origin type (e.g., Priority Customer, Market Maker).

(F) Side (buy or sell).

(G) Displayed price and size of the resting order.

(ii) **Execution of the Resting Order**.

(A) Complex MBBO at the time of the execution. If the resting order executes against multiple contra-side responses, only the Complex MBBO at the time of the execution against the first response will be included.

(B) Complex ABBO at the time of the execution. If the resting order executes against multiple contra-side responses, only the Complex ABBO at the time of the execution against the first response will be included.

(C) Time first response that executes against the resting order was received by the Exchange and the size of the execution and type of the response.

(D) Time difference between the time the resting order was received by the Exchange and the time the first response that executes against the resting order was received by the Exchange.

(E) Whether response was entered by the Recipient Member.

(iii) **Response(s) Sent by Recipient Member**.

(A) Recipient Member identifier.

(B) Time difference between the time the first response that executes against the resting order was received by the Exchange and the time of each response sent by the Recipient Member, regardless of whether it executed or not.

(C) Size and type of each response submitted by the Recipient Member.

(D) Response reference number (unique reference number attached to response by the Recipient Member).

(2) **Timeframe**. The Liquidity Taker Event Report-Complex Orders will include data listed in paragraph (b)(1) of this Rule 531(b) for executions and contra-side responses that occurred within 200 microseconds of the time the resting order was received by the Exchange.

(3) **Data Scope**. The Liquidity Taker Event Report-Complex Orders will only include trading data related to the Recipient Member and will not include any other Member's trading data other than that listed in paragraphs (1)(i) and (ii) of this Rule 531(b).

(4) **Historical Data**. The Liquidity Taker Event Report-Complex Orders contains historical data from the previous trading day and will be available after the end of the trading day, generally on a T+1 basis.

(c) **Market Data Products**

(1) **Open-Close Report**. The Open-Close Report is a data product that summarizes volume (contracts traded on MIAX) by origin (Priority Customer, Non-Priority Customer, Firm, Broker-Dealer, and Market Maker), trade size and the opening or closing position of the order. Open-Close Data is available on an end-of-day and intraday basis.

[Adopted: October 20, 2014 (SR-MIAX-2014-54); amended May 7, 2015 (SR-MIAX-2015-35); amended June 1, 2021 (SR-MIAX-2021-18); amended May 19, 2021 (SR-MIAX-2021-21); amended February 28, 2022 (SR-MIAX-2022-06)]

Rule 532. Order and Quote Price Protection Mechanisms and Risk Controls

Managed Protection Override. The Managed Protection Override is a setting which, when enabled, allows Members to have their orders cancelled after a risk protection setting is triggered. If enabled the Managed Protection Override will apply to all of the risk protections listed below.

The following risk protection settings are subject to the Managed Protection Override:

- Vertical Spread Variance ("VSV") Price Protection
- Calendar Spread Variance ("CSV") Price Protection
- Butterfly Spread Variance ("BSV") Price Protection
- Parity Price Protection
- Max Put Price Protection

The Managed Protection Override does not apply to derived orders.

(a) **Simple Orders.**

(1) **Max Put Price Protection.** The Exchange will determine a maximum trading price limit for a Put option as the strike price plus a pre-set value, the Put Price Variance.

(i) Buy orders that are priced through the maximum trading price limit will trade up to, and including, the maximum trading price limit, and will then be placed on the Book and managed to the appropriate trading price limit as described in Rule 515(c)(1)(ii), or cancelled if the Managed Protection Override ("MPO") is enabled. Sell orders that are priced higher than the maximum trading price limit will be rejected.

(ii) A bid quote through the maximum trading price limit will trade up to, and including the maximum trading price limit, then will be placed on the Book and managed to the appropriate trading price limit as described in Rule 515(c)(1)(ii), or in the case of a bid eQuote, will be cancelled.

(iii) An offer quote greater than the maximum trading price limit is not rejected and will be placed on the Book and displayed. An offer eQuote greater than the maximum trading price limit will be cancelled.

(iv) The pre-set value will be determined by the Exchange and communicated to Members via Regulatory Circular.

(b) **Complex Orders.**

(1) **Definitions**. For purposes of this paragraph (b):

(i) **Butterfly Spread**. A "Butterfly Spread" is a three legged Complex Order with two legs to buy (sell) the same number of calls (puts) and one leg to sell (buy) twice the number of calls (puts), all legs have the same expiration date but different exercise prices, and the exercise price of the middle leg is between the exercise prices of the other legs. The strike price of each leg is equidistant from the next sequential strike price.

(ii) **Calendar Spread**. A "Calendar Spread" is a complex strategy consisting of the purchase of one call (put) option and the sale of another call (put) option overlying the same security that have different expirations but the same strike price.

(iii) **Vertical Spread**. A "Vertical Spread" is a complex strategy consisting of the purchase of one call (put) option and the sale of another call (put) option overlying the same security that have the same expiration but different strike prices.

(2) **Butterfly Spread Variance ("BSV") Price Protection.** The Exchange will determine a Butterfly Spread Variance ("BSV") which establishes minimum and maximum trading price limits for Butterfly Spreads.

(i) The minimum possible trading price limit of a Butterfly Spread is zero minus a pre-set value. The maximum possible trading price limit of a Butterfly Spread is the absolute value of the difference between the closest strikes (the upper strike price minus the middle strike price or the middle strike price minus the lower strike price) plus a pre-set value.

(ii) If the execution price of a complex order would be outside of the limits set forth in paragraph (i) above (bid higher than the maximum trading price limit or offer lower than the minimum trading price limit), such complex order will trade up to, and including, the maximum trading price limit for bids or down to, and including, the minimum trading price limit for offers. Remaining interest will then will be placed on the Strategy Book and managed to the appropriate trading price limit as described in Rule 518(c)(4), or cancelled if the Managed Protection Override is enabled.

(iii) Buy orders with a limit price less than the minimum trading price limit will be rejected. Bid eQuotes with a limit price less than the minimum trading price limit will be cancelled. Sell orders with a limit price greater than the maximum trading price limit will be rejected. Offer eQuotes with a limit price greater than the maximum trading price limit will be cancelled.

(iv) The pre-set value will be determined by the Exchange and communicated to Members via Regulatory Circular.

(3) **Calendar Spread Variance ("CSV") Price Protection**. The Exchange will determine a Calendar Spread Variance ("CSV") which establishes a minimum trading price limit for Calendar Spreads.

(i) The maximum possible value of a Calendar Spread is unlimited, thus there is no maximum price protection for Calendar Spreads. The minimum possible trading price limit of a Calendar Spread is zero minus a pre-set value.

(ii) If the execution price of a complex order would be outside of the limit set forth in subparagraph (i) above (offers lower than the minimum trading price limit), such complex order will trade down to, and including, the minimum trading price limit. Remaining interest will then be placed on the Strategy Book and managed to the appropriate trading price limit as described in Rule 518(c)(4), or cancelled if the Managed Protection Override is enabled.

(iii) Buy orders with a limit price less than the minimum trading price limit will be rejected. Bid eQuotes with a limit price less than the minimum trading price limit will be cancelled.

(iv) CSV Price Protection applies only to strategies in American-style option classes.

(v) The pre-set value will be determined by the Exchange and communicated to Members via Regulatory Circular.

(4) **Vertical Spread Variance ("VSV") Price Protection**. The Exchange will determine a Vertical Spread Variance ("VSV") which establishes minimum and maximum trading price limits for Vertical Spreads.

(i) The maximum possible trading price limit of the VSV is the difference between the two component strike prices plus a pre-set value. For example, a Vertical Spread consisting of the purchase of one January 30 call and the sale of one January 35 call would have a maximum trading price limit of $5.00 plus a pre-set value. The minimum possible trading price limit of a Vertical Spread is always zero minus a pre-set value.

(ii) If the execution price of a complex order would be outside of the limits set forth in subparagraph (i) above (bid higher than the maximum trading price limit or offer lower than the minimum trading price limit), such complex order will trade up to, and including, the maximum trading price limit for bids or down to, and including, the minimum trading price limit for offers. Remaining interest will then be placed on the Strategy Book and managed to the appropriate trading price limit as described in Rule 518(c)(4), or cancelled if the Managed Protection Override is enabled.

(iii) Buy orders with a limit price less than the minimum trading price limit will be rejected. Bid eQuotes with a limit price less than the minimum trading price limit will be cancelled. Sell orders with a limit price greater than the maximum trading price limit will be rejected. Offer eQuotes with a limit price greater than the maximum trading price limit will be cancelled.

(iv) The pre-set value will be determined by the Exchange and communicated to Members via Regulatory Circular.

(5) **MIAX Strategy Price Protection ("MSPP")**. The System provides a MIAX Strategy Price Protection ("MSPP") for complex orders. The MSPP establishes a maximum protected price for buy orders and a minimum protected price for sell orders.

(i) Complex orders with a time in force of Day or GTC are eligible for MSPP.

(ii) To calculate the protected price the System will use a MIAX Strategy Price Protection Variance ("MSPPV") which will be determined by the Exchange and communicated to Members via Regulatory Circular.

(iii) The MSPP is calculated for buy orders by adding the MSPPV to the offer side of the cNBBO (or the offer side of the dcMBBO if the cNBBO is crossed). The MSPP is calculated for sell orders by subtracting the MSPPV from the bid side of the cNBBO (or the bid side of the dcMBBO if the cNBBO is crossed).

(iv) The MSPP is established:

(A) upon receipt of the complex order during free trading; or

(B) if the complex order is not received during free trading, at the opening (or reopening following a halt) of trading in the complex strategy; or

(C) upon evaluation of the Strategy Book by the System when a wide market condition, as described in Interpretations and Policies .05(a)(1) of Rule 518, no longer exists.

(D) If a Wide Market condition exists at the start of a Complex Auction or a cPRIME Auction, buy orders are assigned an MSPP equal to the Auction Start Price plus the MSPPV and sell orders are assigned an MSPP equal to the Auction Start Price less the MSPPV.

(v) If the MSPP is priced less aggressively than the limit price of the complex order (i.e., the MSPP is less than the complex order's bid price for a buy order, or the MSPP is greater than the complex order's offer price for a sell order) the order, or if the order is a complex market order, will be (i) executed up to, and including, its MSPP for buy orders; or (ii) executed down to, and including, its MSPP for sell orders. Any unexecuted portion of such a complex order will be canceled.

(vi) If the MSPP is priced equal to, or more aggressively than, the limit price of the complex order (i.e., the MSPP is greater than the complex order's bid price for a buy order, or the MSPP is less than the complex order's offer price for a sell order) the order will be (i) displayed and/or executed up to, and including, its limit price for buy orders; or (ii) displayed and/or executed down to, and including, its limit price for sell orders. Any unexecuted portion of such a complex order: (A) will be subject to the cLEP as described in subsection (e) of Rule 518; (B) may be submitted, if eligible, to the managed interest process described in Rule 518(c)(4);or (C) may be placed on the Strategy Book at its limit price.

(vii) The functional limit price of a market order will be the MSPP.

(6) **Complex MIAX Options Price Collar Protection**. The System provides a Complex MIAX Price Collar ("MPC") price protection feature for complex orders. The MPC is an Exchange-wide price protection mechanism under which a complex order or eQuote to sell will not be displayed or executed at a price that is lower than the opposite side cNBBO bid at the time the MPC is assigned by the System (i.e., upon receipt or upon opening) by more than a specific dollar amount expressed in $0.01 increments (the "MPC Setting"), and under which a complex order or eQuote to buy will not be displayed or executed at a price that is higher than the opposite side cNBBO offer at the time the MPC is assigned by the System by more than the MPC Setting (each the "MPC Price").

(i) All complex orders (excluding cPRIME Orders), together with cAOC eQuotes and cIOC eQuotes (as defined in Interpretations and Policies .02(c)(1) and (2) of Rule 518) (collectively, "eQuotes"), are subject to the MPC price protection feature.

(ii) The minimum MPC Setting is $0.00 and the maximum MPC Setting is $1.00, as determined by the Exchange and communicated to Members via Regulatory Circular. The MPC Setting will apply equally to all options listed on the Exchange in which complex orders are available, and will be the same dollar amount for both buy and sell transactions.

(iii) The MPC Price is established:

(A) upon receipt of the complex order or eQuote during free trading, or

(B) if the complex order or eQuote is not received during free trading, at the opening (or reopening following a halt) of trading in the complex strategy; or

(C) upon evaluation of the Strategy Book by the System when a wide market condition, as described in Interpretations and Policies .05(a)(1) of Rule 518, no longer exists.

(iv) A Temporary MPC Price ("TMPC Price") is established solely for use during a Complex Auction (as described in Rule 518(d)) or a cPRIME Auction (as described in Rule 515A, Interpretations and Policies .12) for (i) any complex order resting on the Strategy Book that does not have an MPC assigned and is eligible to participate in a Complex Auction or a cPRIME Auction in that strategy; or (ii) any complex order or eQuote received during a cPRIME Auction if a wide market condition existed in a component of the strategy at the start of the cPRIME Auction.

The TMPC Price shall be the auction start price (the auction start price of a cPRIME Agency Order for a cPRIME Auction is defined in Rule 515A.12(a)(i) and the auction start price for a Complex Auction is defined in Rule 518(d)(1)) plus (minus) the MPC Setting if the order is a buy (sell). If the complex order or eQuote eligible to participate in the Complex Auction or cPRIME Auction is priced more aggressively than the TMPC Price (i.e., the complex order or eQuote price is greater than the TMPC Price for a buy order, or the complex order or eQuote price is lower than the TMPC Price for a sell order) the complex order or eQuote may participate in the auction but will not trade through its TMPC Price.

(v) If the MPC Price is priced less aggressively than the limit price of the complex order or eQuote (i.e., the MPC Price is less than the complex order or eQuote's bid price for a buy, or the MPC Price is greater than the complex order or eQuote's offer price for a sell), or if the complex order is a market order, the complex order or eQuote will be displayed and/or executed up to its MPC Price. Any unexecuted portion of such a complex order or eQuote: (A) will be subject to the cLEP as described in subsection (e) of Rule 518, and (B) may be subject to the managed interest process described in Rule 518(c)(4).

(vi) If the MPC Price is priced more aggressively than the limit price of the complex order or eQuote (i.e., the MPC Price is greater than the complex order or eQuote's bid price for a buy, or the MPC Price is less than the complex order or eQuote's offer price for a sell), the complex order or eQuote will be displayed and/or executed up to its limit price. Any unexecuted portion of such a complex order will be submitted, if eligible, to the managed interest process described in Rule 518(c)(4), or placed on the Strategy Book at its limit price. Any unexecuted portion of such a complex eQuote will be cancelled.

(7) **Implied Away Best Bid or Offer ("ixABBO") Price Protection**. The ixABBO price protection feature is a price protection mechanism under which, when in operation as requested by the submitting Member, a buy order will not be executed at a price that is higher than each other single exchange's best displayed offer for the complex strategy, and under which a sell order will not be executed at a price that is lower than each other single exchange's best displayed bid for the complex strategy. The ixABBO is calculated using the best net bid and offer for a complex strategy using each other exchange's displayed best bid or offer on their simple order book. For stock-option orders, the ixABBO for a complex strategy will be calculated using the BBO for each component on each individual away options market and the NBBO for the stock component. The ixABBO price protection feature must be engaged on an order-by-order basis by the submitting Member and is not available for complex Standard quotes, complex eQuotes, cAOC orders, cPRIME Orders, cC2C Orders, and cQCC Orders.

(8) **Market Maker Single Side Protection.** A Market Maker may determine to engage the Market Maker Single Side Protection ("SSP") feature by Market Participant Identifier ("MPID"). If the full remaining size of a Market Maker's complex Standard quote or cIOC eQuote in a strategy is exhausted by a trade, the System will trigger the SSP for the traded side of the strategy. When triggered, the System will cancel all complex Standard quotes and block all new inbound complex Standard quotes and cIOC eQuotes for that particular side of that strategy for that MPID. The System will provide a notification message to the Market Maker that the protection has been triggered. The block will remain in effect until the Market Maker notifies the Exchange (in a manner required by the Exchange and communicated to Members by Regulatory Circular) to reset the SSP ("SSP Reset").

Interpretations and Policies:

.01 When an order is eligible for multiple price protections the System will apply the most conservative.

[Adopted: March 3, 2022 (SR-MIAX-2021-58)]

CHAPTER VI. MARKET MAKERS

Rule 600. Registration of Market Makers

(a) A Market Maker is a Member with Registered Options Traders registered pursuant to Rule 601. Market Makers are registered with the Exchange for the purpose of making transactions as dealer-specialist in accordance with the provisions of this Chapter. Members registered as Market Makers have certain rights and bear certain responsibilities beyond those of other Members. All Market Makers are designated as specialists on the Exchange for all purposes under the Exchange Act and the rules and regulations thereunder.

(b) To register as a Lead Market Maker or as a Registered Market Maker, a Member shall file an application in writing on such forms as the Exchange may prescribe. Applications shall be reviewed by the Exchange, which shall consider an applicant's market making ability and such other factors as the Exchange deems appropriate. After reviewing the application, the Exchange shall either approve or disapprove the applicant's registration as a Lead Market Maker or as a Registered Market Maker. Once approved, a Lead Market Maker may apply to the Exchange to be considered for appointment as a Primary Lead Market Maker in one or more option classes traded on the Exchange. The appointment of a Primary Lead Market Maker shall be in accordance with Rule 602.

(c) The registration of any Member as a Lead Market Maker, Primary Lead Market Maker, or as a Registered Market Maker may be suspended or terminated by the Exchange upon a determination that such Member has failed to properly perform as a Market Maker.

(d) These Rules place no limit on the number of qualifying entities that may become Market Makers. However, based on system constraints, capacity restrictions or other factors relevant to protecting the integrity of the System, the Board or its designee may limit access to the System, for a period to be determined in the Board's discretion, pending any action required to address the issue of concern to the Board. To the extent that the Board places permanent limitations on access to the System on any Member(s), such limits shall be objectively determined and submitted to the Commission for approval pursuant to a rule change filing under Section 19(b) of the Exchange Act.

[Adopted: December 3, 2012]

Rule 601. Registered Option Traders

(a) Market Maker quotations and orders may be submitted to the System only by Registered Option Traders ("ROTs"). An ROT is permitted to enter quotes and orders only for the account of the Market Maker with which he is associated.

(b) **Registration of Registered Option Traders.** The Exchange may, upon receiving an application in writing from a Market Maker on a form prescribed by the Exchange, approve a person as an ROT.

(1) ROTs may be: (i) individual Members registered with the Exchange as Market Makers, or (ii) officers, partners, employees or associated persons of Members that are registered with the Exchange as Market Makers.

(2) To be approved as an ROT, a person must demonstrate knowledge of the Rules by passing an examination prescribed by the Exchange in accordance with Rule 1900.

(3) The Exchange may require a Market Maker to provide additional information the Exchange considers necessary to establish whether a person should be approved.

(4) A person may be conditionally approved as an ROT subject to any conditions the Chief Regulatory Officer considers appropriate in the interests of maintaining a fair and orderly market.

(c) **Suspension or Withdrawal of Registration**.

(1) The Exchange may suspend or withdraw the registration previously given to a person to be an ROT if the Exchange determines that:

(i) the person has caused the Market Maker to fail to comply with the Rules;

(ii) the person is not properly performing the responsibilities of an ROT;

(iii) the person has failed to meet the conditions set forth under paragraph (b) above; or

(iv) the Exchange believes it is in the best interest of fair and orderly markets.

(2) If the Exchange suspends the registration of a person as an ROT, the Market Maker must not allow the person to submit quotes and/or orders into the System.

(3) The registration of an ROT will be withdrawn upon the written request of the Member for which the ROT is registered. Such written request shall be submitted on the form prescribed by the Exchange.

[Adopted: December 3, 2012; amended January 9, 2020 (SR-MIAX-2019-50)]

Rule 602. Appointment of Market Makers

(a) **Appointment by the Exchange**. The Board or a committee designated by the Board shall appoint Market Makers to one or more classes of option contracts traded on the Exchange. In making such appointments the Board or designated committee shall consider

(1) the financial resources available to the Market Maker,

(2) the Market Maker's experience and expertise in market making or options trading,

(3) the preferences of the Market Maker to receive appointment(s) in specific option class(es), and

(4) the maintenance and enhancement of competition among Market Makers in each class of option contracts to which they are appointed.

The Board or designated committee shall make appointments in the best interest of the Exchange to provide competitive markets.

(b) **Allocation of Option Classes.** The Board or designated committee (1) will allocate options classes and make appointments of Primary Lead Market Makers, Lead Market Makers and Registered Market Makers to those classes, and (2) upon prior written notice, may limit the number of Market Makers in a class of option contracts traded on the Exchange as set forth in Rule 602(c).

(c) **Number of Market Makers Quoting per Class**.

(1) The Board or designated committee shall appoint one (1) Primary Lead Market Maker to each options class traded on the Exchange.

(2) The Exchange will impose an upper limit on the aggregate number of Market Makers that may quote in each class of options ("Class Quoting Limit" or "CQL"). Currently, the CQL is set at fifty (50) Market Makers per option class.

Market Makers requesting an appointment in a class of options will be considered for the appointment in accordance with paragraphs (a), (b) and (f) of this Rule 602 provided the number of Market Makers appointed in the options class does not exceed the CQL. When the number of Market Makers appointed in the options class equals the CQL, all other Market Makers requesting to be appointed in that options class will be wait-listed in the order in which they submitted their request. When the options class can accommodate another Market Maker (whether due to attrition or an increase in the CQL), the Market Maker at the "top" of the list (*i.e.*, the Market Maker that has been on the wait-list the longest amount of time) will be considered for the next appointment in accordance with paragraphs (a), (b) and (f) of this Rule 602. The Board or designated committee shall make appointments in the best interest of the Exchange to provide competitive markets. If a wait-listed Market Maker is offered, yet refuses, an appointment in the option class, the Market Maker will be removed from that wait list.

(3) The President of the Exchange (or in his absence his designee, who must be a Senior Vice President of the Exchange or higher) may increase the CQL for an existing or new option class if the President determines that it would be appropriate. The President (or his designee), in his discretion, may determine to reduce the CQL ("reduced CQL") if the President determines that it would be appropriate, provided, however, that any reduction must be undertaken in accordance with the following procedure. If a Market Maker changes its registration and ceases quoting in that class after the President (or his designee) has determined to decrease the CQL, the "increased" CQL will decrease by one until such time that the number of remaining Market Makers quoting in the option class equals the "reduced CQL." From that point forward, the number of Market Makers quoting in the product may not exceed the "reduced CQL." Any actions taken by the President of the Exchange pursuant to this paragraph will be submitted to the Commission in a rule filing pursuant to Section 19(b)(3)(A) of the Exchange Act.

(4) The Exchange will announce all changes regarding Class Quoting Limits through a Regulatory Circular. The Exchange may increase the CQL levels by submitting to the Commission a rule filing pursuant to Section 19(b)(3)(A) of the Exchange Act. The Exchange may decrease the CQL levels established above upon Commission approval of a rule filing submitted pursuant to Section 19(b)(2) of the Exchange Act.

(d) No appointment of a Market Maker shall be without the Market Maker's consent to such appointment, provided that refusal to accept an appointment may be deemed sufficient cause for termination or suspension of a Market Maker's registration.

(e) The Board or designated committee may suspend or terminate any appointment of a Market Maker under this Rule and may make additional appointments or change the option classes included in a Market Maker's appointed classes whenever, in the Board's or designated committee's judgment, the interests of a fair and orderly market are best served by such action.

(f) The Exchange shall periodically conduct an evaluation of Market Makers to determine whether they have fulfilled performance standards relating to, among other things, quality of markets, competition among Market Makers, observance of ethical standards, and administrative factors. The Exchange may consider any relevant information, including but not limited to the results of a Market Maker evaluation questionnaire, trading data, a Market Maker's

regulatory history and such other factors and data as may be pertinent in the circumstances. Failure by a Market Maker to meet minimum performance standards may result in, among other things:

(1) suspension, termination or restriction of an appointment to one or more of the options classes within the Market Maker's appointed classes;

(2) restriction of appointments to additional options classes in the Market Maker's appointed classes; or

(3) suspension, termination, or restriction of the Market Maker's registration.

Interpretations and Policies:

.01 A Member that is approved to act in the capacity of a Lead Market Maker may voluntarily be appointed to act as an "Alternative Primary Lead Market Maker," so long as the Exchange has determined that such Member has the appropriate systems and procedures in place to undertake the responsibilities of a Primary Lead Market Maker.

(a) The Exchange may appoint an Alternative Primary Lead Market Maker to an options class only in the event that no Primary Lead Market Makers seek allocation of the security.

(b) If no Primary Lead Market Makers seek allocation of an options class, all eligible Lead Market Makers will be given notice and an opportunity to seek allocation of the security as an Alternative Primary Lead Market Maker. Such allocations will be made by the Board or committee designated by the Board according to the guidelines contained in Rule 602.

(c) An Alternative Primary Lead Market Maker shall have all of the responsibilities and privileges of a Primary Lead Market Maker under the Rules with respect to all appointed options classes in which the Lead Market Maker has been appointed Alternative Primary Lead Market Maker.

(d) If an Alternative Primary Lead Market Maker ceases trading an options class in which a Lead Market Maker has been appointed Alternative Primary Lead Market Maker, the class will be reallocated by the Exchange to a Lead Market Maker or another Alternative Lead Market Maker, as appropriate.

.02 Lead Market Makers and Registered Market Makers shall request appointments to (and relinquishment of appointments from) one or more classes of option contracts traded on the Exchange pursuant to Rule 602(a) via an Exchange approved electronic interface, which request must be submitted prior to 6:00 p.m. Eastern Time of the business day immediately preceding the next trading day. The Exchange approved electronic interface will also ensure that, before any appointment request (or relinquishment of an appointment) is approved, the CQL established by Rule 602 has not been exceeded. Appointments (and relinquishment of appointments) shall become effective on the day after the request is submitted, provided that it has been approved. Approvals and denials of appointments (and relinquishment of appointments) shall be communicated by the Exchange via the same Exchange approved electronic interface through which the request was made.

[Adopted: December 3, 2012; amended July 26, 2018 (SR-MIAX-2018-13)]

Rule 603. Obligations of Market Makers

(a) **General**. Transactions of a Market Maker should constitute a course of dealings reasonably calculated to contribute to the maintenance of a fair and orderly market, and Market Makers should not make bids or offers or enter into transactions that are inconsistent with such a course of dealings. Ordinarily, Market Makers are expected to,

except in unusual market conditions, refrain from purchasing a call option or a put option at a price more than $0.25 below parity, although a larger amount may be appropriate considering the particular market conditions. In the case of calls, parity is measured by the bid in the underlying security, and in the case of puts, parity is measured by the offer in the underlying security. The $0.25 amount above may be increased or provisions of this Rule may be waived by the Exchange on a series-by-series basis.

(b) **Appointment**. With respect to each options class to which a Market Maker is appointed under Rule 602, the Market Maker has a continuous obligation to engage, to a reasonable degree under the existing circumstances, in dealings for his own account when there exists, or it is reasonably anticipated that there will exist, a lack of price continuity, a temporary disparity between the supply of and demand for a particular option contract, or a temporary distortion of the price relationships between option contracts of the same class. Without limiting the foregoing, a Market Maker is expected to perform the following activities in the course of maintaining a fair and orderly market:

(1) To compete with other Market Makers to improve the market in all series of options classes to which the Market Maker is appointed.

(2) To make markets that, absent changed market conditions, will be honored for the number of contracts entered into the System in all series of options classes to which the Market Maker is appointed.

(3) To update market quotations in response to changed market conditions in all series of options classes to which the Market Maker is appointed.

(4) (i) To price option contracts fairly by, among other things, bidding and offering so as to create differences of no more than $5 between the bid and offer ("bid/ask differentials") following the opening rotation in an equity option contract;

(ii) The Exchange may establish differences other than the bid/ask differentials described in (i) above for one or more option series or classes.

(5) (i) The bid/ask differentials stated in subparagraph (b)(4) of this Rule shall not apply to in-the-money options where the underlying security's market is wider than the differentials set forth above. For these options, the bid/ask differential may be as wide as the quotation on the primary market of the underlying security.

(ii) The Exchange or its authorized agent may calculate bids and asks for various indices for the sole purpose of determining permissible bid/ask differentials on options on these indices. These values will be calculated by determining the weighted average of the bids and asks for the components of the corresponding index. These bids and asks will be disseminated by the Exchange at least every fifteen (15) seconds during the trading day solely for the purpose of determining the permissible bid/ask differential that market-makers may quote on an in-the-money option on the indices. For in-the-money series in index options where the calculated bid/ask differential is wider than the applicable differential set out in subparagraph (b)(4) of this Rule, the bid/ask differential in the index options series may be as wide as the calculated bid/ask differential in the underlying index. The Exchange will not make a market in the basket of stock comprising the indices and is not guaranteeing the accuracy or the availability of the bid/ask values.

(c) **Primary Lead Market Makers.** In addition to the obligations contained in this Rule for Market Makers generally, for options classes to which a Market Maker is an appointed Primary Lead Market Maker, it shall have the responsibility to submit valid width quotes in each series not later than one minute following the dissemination of a quote or trade by the market for the underlying security pursuant to Rule 503(e).

(d) **Classes of Options To Which Not Appointed**. With respect to classes of options to which a Market Maker is not appointed, it should not engage in transactions for an account in which it has an interest that are disproportionate in relation to, or in derogation of, the performance of his obligations as specified in paragraph (b) above with respect to those classes of options to which it is appointed. Market Makers should not:

(1) Individually or as a group, intentionally or unintentionally, dominate the market in options contracts of a particular class, or

(2) Effect purchases or sales on the Exchange except in a reasonable and orderly manner.

Interpretations and Policies:

.01 It shall not be considered a violation of Rule 603(c) if the Primary Lead Market Maker assigned in a particular equity option class has not submitted valid width quotes in any series of such class within one minute following the dissemination of a quote or trade by the market for the underlying security if the affected series of such class have opened for trading within such one minute period, unless the Primary Lead Market Maker demonstrates a pattern or practice of not submitting valid width quotes within one minute following the dissemination of a quote or trade by the market for the underlying security, irrespective of whether the series have opened for trading.

[Adopted: December 3, 2012; amended February 11, 2013 (SR-MIAX-2013-04); amended March 8, 2013 (SR-MIAX-2013-08); amended May 13, 2014 (SR-MIAX-2014-18); amended September 23, 2016 (SR-MIAX-2016-35); amended September 27, 2017 (SR-MIAX-2017-39)]

Rule 604. Market Maker Quotations

(a) **Options Classes.** A quotation may only be entered by a Market Maker, and only in the options classes to which the Market Maker is appointed under Rule 602.

(b) **Price and Size Associated with Quotes.** A Market Maker's bid and offer for a series of option contracts shall state a price accompanied by the number of contracts at that price the Market Maker is willing to buy or sell upon receipt of an order or upon interaction with a quotation entered by another Market Maker on the Exchange.

(1) **Price**. The price of Market Maker quotes shall be in the minimum trading increments applicable to the security under Rule 510; provided that, with respect to any security designated by the Exchange as available for non-displayed penny orders under Rule 516(b)(3), Market Maker quotes may be in one-cent increments. In such designated securities, quotes entered in one-cent increments will be firm as provided in paragraph (d) below, but shall only be displayed to Members and the public at the Minimum Price Variation (MPV) for the security. The displayed price of such quotes will be the closest MPV that is higher for offers and the closest MPV that is lower for bids.

(2) **Size**. The initial size of a Market Maker incoming Standard Quote, Day eQuote and all other types of eQuotes must be for the minimum number of contracts, which minimum number shall be at least one (1) contract. The minimum number of contracts, which can vary according to type of quote or eQuote, shall be at least one (1) contract, will be determined by the Exchange on a class-by-class basis and announced to the Members through a Regulatory Circular.

(c) **Two-Sided Quotes.** A Market Maker that enters a bid (offer) on the Exchange must enter an offer (bid) within the spread allowable under Rule 603(b)(4).

(d) **Firm Quotes.**

(1) Market Maker bids and offers are firm for orders and Market Maker quotations both under this Rule and Rule 602 of Regulation NMS under the Exchange Act ("Rule 602 of Reg NMS") for the number of contracts specified according to the requirements of paragraph (b) above. Market Maker bids and offers are not firm under this Rule and Rule 602 of Reg NMS if:

(i) a System malfunction or other circumstance impairs the Exchange's ability to disseminate or update market quotes in a timely and accurate manner.

(ii) the level of trading activities or the existence of unusual market conditions is such that the Exchange is incapable of collecting, processing, and making available to quotation vendors the data for the option in a manner that accurately reflects the current state of the market on the Exchange, and as a result, the market in the option is declared to be "fast" pursuant to Rule 506.

(iii) during trading rotations; or

(iv) any of the circumstances provided in paragraph (c)(4) of Rule 602 of Reg NMS exist.

(e) **Continuous Quotes**. The following quoting requirements shall apply:

(1) **Primary Lead Market Makers.**

(i) A Primary Lead Market Maker must provide continuous two-sided Standard quotes and/or Day eQuotes, which for the purpose of this paragraph shall mean 90% of the time, for the options classes to which it is appointed.

(ii) A Primary Lead Market Maker must provide continuous two-sided Standard quotes and/or Day eQuotes in at least the lesser of 99% of the non-adjusted option series, or 100% of the non-adjusted option series minus one put-call pair, in each class in which the Primary Lead Market Maker is assigned. The term "put-call pair" refers to one put and one call that cover the same underlying instrument and have the same expiration date and exercise price. Such quotations must meet the bid/ask differential requirements of Rule 603(b)(4). These obligations will apply to all appointed classes collectively for each Primary Lead Market Maker, rather than on a class-by-class basis. Compliance with this obligation will be determined on a monthly basis. However, determining compliance with the continuous quoting requirement on a monthly basis does not relieve the Primary Lead Market Maker of the obligation to provide continuous two-sided quotes on a daily basis, nor will it prohibit the Exchange from taking disciplinary action against a Primary Lead Market Maker for failing to meet the continuous quoting obligation each trading day.

(iii) The obligation contained in subparagraph (e)(1)(ii) above, does not apply to adjusted option series, nor to an intra-day add-on series on the day during which such series was added for trading. For purposes of this Rule, an adjusted options series is an options series wherein, as a result of a corporate action by the issuer of the underlying security, one option contract in the series represents the delivery of other than 100 shares of underlying stock or exchange-traded fund shares.

(iv) If a technical failure or limitation of a system of the Exchange prevents a Primary Lead Market Maker from maintaining, or prevents a Primary Lead Market Maker from communicating to the Exchange, timely and accurate electronic quotes in a class, the duration of such failure shall not be considered in determining whether the Primary Lead Market Maker has satisfied the quoting standard with respect to that option class. The Exchange may

consider other exceptions to this continuous electronic quote obligation based on demonstrated legal or regulatory requirements or other mitigating circumstances.

(2) **Lead Market Makers**.

(i) A Lead Market Maker must provide continuous two-sided Standard quotes and/or Day eQuotes, which for the purpose of this paragraph shall mean 90% of the time, for the options classes to which it is appointed.

(ii) A Lead Market Maker must provide continuous two-sided Standard quotes and/or Day eQuotes in at least 90% of the non-adjusted option series in each of its appointed classes. Such quotations must meet the bid/ask differential requirements of Rule 603(b)(4). These obligations will apply to all appointed classes collectively for each Lead Market Maker, rather than on a class-by-class basis. Compliance with this obligation will be determined on a monthly basis. However, determining compliance with the continuous quoting requirement on a monthly basis does not relieve the Lead Market Maker of the obligation to provide continuous two-sided quotes on a daily basis, nor will it prohibit the Exchange from taking disciplinary action against a Lead Market Maker for failing to meet the continuous quoting obligation each trading day.

(iii) The obligation contained in subparagraph (e)(2)(ii) above, does not apply to adjusted option series, to series with a time to expiration of nine (9) months or greater, nor to an intra-day add-on series on the day during which such series was added for trading. For purposes of this Rule, an adjusted options series is an options series wherein, as a result of a corporate action by the issuer of the underlying security, one option contract in the series represents the delivery of other than 100 shares of underlying stock or exchange-traded fund shares.

(iv) If a technical failure or limitation of a system of the Exchange prevents a Lead Market Maker from maintaining, or prevents a Lead Market Maker from communicating to the Exchange, timely and accurate electronic quotes in a class, the duration of such failure shall not be considered in determining whether the Lead Market Maker has satisfied the quoting standard with respect to that option class. The Exchange may consider other exceptions to this continuous electronic quote obligation based on demonstrated legal or regulatory requirements or other mitigating circumstances.

(3) **Registered Market Makers**.

(i) A Registered Market Maker must provide continuous two-sided Standard quotes and/or Day eQuotes throughout the trading day in 60% of the non-adjusted series that have a time to expiration of less than nine months in each of its appointed classes. For the purpose of this paragraph, continuous two-sided quoting shall mean 90% of the time, for the options classes to which the Registered Market Maker is appointed. Such quotations must meet the bid/ask differential requirements of Rule 603(b)(4). These obligations will not apply to an intra-day add-on series on the day during which such series was added for trading. These obligations will apply to all appointed classes collectively for each Registered Market Maker, rather than on a class-by-class basis. Compliance with this obligation will be determined on a monthly basis. However, determining compliance with the continuous quoting requirement on a monthly basis does not relieve the Registered Market Maker of the obligation to provide continuous two-sided quotes on a daily basis, nor will it prohibit the Exchange from taking disciplinary action against a Registered Market Maker for failing to meet the continuous quoting obligation each trading day.

(ii) If a technical failure or limitation of a system of the Exchange prevents a Market Maker from maintaining, or prevents a Market Maker from communicating to the Exchange, timely and accurate electronic quotes in a class, the duration of such failure shall not be considered in determining whether the Market Maker has satisfied the 60% quoting standard with respect to that option class. The Exchange may consider other exceptions to this

continuous electronic quote obligation based on demonstrated legal or regulatory requirements or other mitigating circumstances.

(iii) A Registered Market Maker may be called upon by an Exchange official designated by the Board to submit a single quote or maintain continuous quotes in one or more of the series of an options class to which the Registered Market Maker is appointed whenever, in the judgment of such official, it is necessary to do so in the interest of fair and orderly markets.

(iv) Notwithstanding the foregoing, Registered Market Makers shall be deemed not to be assigned in any Quarterly Option Series. Accordingly, the continuous quoting obligations set forth in this Rule shall not apply to Registered Market Makers with respect to Quarterly Option Series.

(f) **Temporary Withdrawal of Quotations by the Primary Lead Market Maker.** A Primary Lead Market Maker may apply to the Exchange to withdraw temporarily from its Primary Lead Market Maker status in an options class. The Primary Lead Market Maker must base its request on demonstrated legal or regulatory requirements that necessitate its temporary withdrawal, or provide the Exchange an opinion of counsel certifying that such legal or regulatory basis exists. The Exchange will act promptly on such a request, and, if the request is granted, the Exchange will temporarily reassign the options class to another Primary Lead Market Maker.

Interpretations and Policies:

.01 Pursuant to Rule 604(e)(2)(iii), the continuous quoting requirement for Lead Market Makers does not apply to option series with a time to expiration of nine (9) months or greater, nor to intra-day add-on series. That limitation, however, does not prevent Lead Market Makers from quoting such long-term and intra-day add-on option series and does not prevent Lead Market Makers from receiving directed orders and the participation entitlement in such series in accordance with the provisions set forth in Rule 514(h) and (i).

.02 Pursuant to Rule 604(e)(1)(iii), the continuous quoting requirement for Primary Lead Market Makers does not apply to intra-day add-on series. That limitation, however, does not prevent Primary Lead Market Makers from quoting such intra-day add-on series and does not prevent Primary Lead Market Makers from receiving the participation entitlement in such series in accordance with the provisions set forth in Rule 514(g) and (i).

[Adopted: December 3, 2012; amended February 11, 2013 (SR-MIAX-2013-04); amended March 8, 2013 (SR-MIAX-2013-08); amended September 17, 2013 (SR-MIAX-2013-44)]

Rule 605. Market Maker Orders

(a) **Options Classes to Which Appointed**. Market Makers may place principal orders to buy or sell options in the options classes to which they are appointed under Rule 602, including day limit orders, opening orders (“OPG”), auction or cancel orders (“AOC”) orders, immediate-or-cancel orders, fill-or-kill orders and cAOC complex orders. Market Makers may not enter market orders or good ‘til cancelled orders (“GTC”) in their assigned classes. Registered Market Makers shall comply with the provisions of Rule 604(e)(3)(i) upon the entry of such orders if they were not previously quoting in the series.

(b) **Options Classes Other Than Those to Which Appointed**.

(1) Except for market orders and GTC orders, a Market Maker may enter all other order types permitted to be entered by Non-Customer participants under the Rules when the Market Maker is seeking to buy or sell options in classes of options listed on the Exchange to which the Market Maker is not appointed under Rule 602.

(2) **Registered Market Makers.** The total number of contracts executed during a quarter by a Registered Market Maker in options classes to which it is not appointed may not exceed twenty-five percent (25%) of the total number of contracts traded by such Registered Market Maker in classes to which it is appointed and with respect to which it was quoting pursuant to Rule 604(e) in any calendar quarter.

(3) **Lead Market Makers.** The total number of contracts executed during a quarter by a Lead Market Maker (including those Lead Market Makers appointed as Primary Lead Market Makers) in options classes to which it is not appointed may not exceed ten percent (10%) of the total number of contracts traded by such Lead Market Maker in classes to which it is appointed and with respect to which it was quoting pursuant to Rule 604(e)(1).

(c) **Priority of Market Maker Orders**. In accordance with Rule 514, executions resulting from Market Maker orders will always be allocated with other Professional Interest (such as orders from broker-dealers, firms, non- Priority Customers and non-priority Market Maker quotes) and after both Priority Customer interest and priority Market Maker quotes (as described in Rule 517) have been satisfied.

(d) **Non-MIAX Market Maker Orders**. An EEM may enter for the proprietary account of a non-MIAX Market Maker all order types permitted to be entered under the Rules by Members, other than market orders and GTC orders.

[Adopted: December 3, 2012; amended May 22, 2013 (SR-MIAX-2013-24); amended October 7, 2016 (SR-MIAX-2016-26); amended January 23, 2017 (SR-MIAX-2016-43)]

Rule 606. Trade Reporting and Comparison

The details of each trade executed on the Exchange are automatically reported at the time of execution. Members need not separately report their transactions for trade comparison purposes.

[Adopted: December 3, 2012]

Rule 607. Securities Accounts and Orders of Market Makers

(a) **Identification of Accounts**. In a manner prescribed by the Exchange, each Market Maker shall file with the Exchange and keep current a list identifying all accounts for stock, options, non-U.S. currency, non-U.S. currency options, futures or options on futures on such currency, or any other derivatives based on such currency, physical commodities, physical commodity options, commodity futures contracts, options on commodity futures contracts, any other derivatives based on such commodity and related securities trading in which the Market Maker may, directly or indirectly, engage in trading activities or over which it exercises investment discretion. No Market Maker shall engage in stock, options, non-U.S. currency, non-U.S. currency options, futures or options on futures on such currency, or any other derivatives based on such currency, physical commodities, physical commodity options, commodity futures contracts, options on commodity futures contracts, any other derivatives based on such commodity or related securities trading in an account which has not been reported pursuant to this Rule. In addition, Market Makers in options on Exchange-Traded Fund Shares, as defined in Rule 402(i), are obligated to conduct all trading in the Exchange-Traded Fund Shares in account(s) that have been reported to the Exchange.

(b) **Reports of Orders**. Each Market Maker shall in the prescribed form, report to the Exchange every order entered by the Market Maker for the purchase or sale of (i) a security underlying options traded on the Exchange, or (ii) a security convertible into or exchangeable for such underlying security, as well as opening and closing positions in all such securities held in each account reported pursuant to paragraph (a) of this Rule. The report pertaining to orders must include the terms of each order, identification of the brokerage firms through which the orders were entered, the

times of entry or cancellation, the times report of execution were received and, if all or part of the order was executed, the quantity and execution price.

(c) **Joint Accounts**. No Market Maker shall, directly or indirectly, hold any interest or participate in any joint account for buying or selling any option contract unless each participant in such joint account is a Member and unless such account is reported to and not disapproved by the Exchange. Such reports in a form prescribed by the Exchange shall be filed with the Exchange before any transaction is effected on the Exchange for such joint ac count. A participant in a joint account must:

(1) Be either a Market Maker or a Clearing Member that carries the joint account;

(2) File and keep current a completed application on such form as is prescribed by the Exchange;

(3) Be jointly and severally responsible for assuring that the account complies with all the Rules; and

(4) Not be a Market Maker appointed to the same options classes to which the joint account holder is also appointed as a Market Maker.

[Adopted: December 3, 2012]

Rule 608. Letters of Guarantee

(a) **Required of Each Market Maker.** No Market Maker shall make any transactions on the Exchange unless a Letter of Guarantee has been issued for such Member by a Clearing Member and filed with the Exchange, and unless such Letter of Guarantee has not been revoked pursuant to paragraph (c) of this Rule.

(b) **Terms of Letter of Guarantee.** A Letter of Guarantee shall provide that the issuing Clearing Member accepts financial responsibilities for all Exchange Transactions made by the guaranteed Member.

(c) **Revocation of Letter of Guarantee.** A Letter of Guarantee filed with the Exchange shall remain in effect until a written notice of revocation has been filed with the Exchange. A revocation shall in no way relieve a Clearing Member of responsibility for transactions guaranteed prior to the effective date of such revocation.

[Adopted: December 3, 2012]

Rule 609. Financial Requirements for Market Makers

(a) **Primary Lead Market Makers.** Every Primary Lead Market Maker shall maintain net liquidating equity of not less than $5,000,000.

(b) **Lead Market Makers.** Every Lead Market Maker shall maintain net liquidating equity of not less than $1,500,000.

(c) **Registered Market Makers**. Every Registered Market Maker shall maintain net liquidating equity of not less than $500,000.

(d) Each Market Maker which is a Clearing Member shall also maintain net capital sufficient to comply with the requirements of the Clearing Corporation and Exchange Act Rule 15c3-1. This equity requirement, as well as all other provisions of the section (including capital maintenance requirements), applies to each Market Maker account, without regard to the number of Market Maker accounts per firm.

(e) The term “net liquidating equity” means the sum of positive cash balances and long securities positions less negative cash balances and short securities positions.

[Adopted: December 3, 2012]

Rule 610. [Reserved]

[Adopted: December 3, 2012; amended June 2, 2014 (SR-MIAX-2014-16); amended December 4, 2015 (SR-MIAX-2015-63)]

Rule 611. Financial Arrangements of Market Makers

Each Market Maker who makes an arrangement to finance its transactions as a Market Maker must identify to the Exchange the source of the financing and its terms. The Exchange must be informed immediately of the intention of any party to terminate or change any such arrangement

[Adopted: December 3, 2012]

Rule 612. Aggregate Risk Manager (ARM)

(a) The MIAX System will maintain a counting program ("counting program") for each Market Maker who is required to submit continuous two-sided quotations pursuant to Rule 604 in each of their appointed option classes. The counting program will count the number of contracts traded by a Market Maker in an appointed option class within a specified time period that has been established by the Market Maker (the “specified time period”). The specified time period cannot exceed 15 seconds, whether established by the Market Maker or as a default setting, as defined below. The Market Maker may also establish for each option class an Allowable Engagement Percentage. The Exchange will establish a default specified time period and a default Allowable Engagement Percentage (“default settings”) on behalf of a Market Maker that has not established a specified time period and/or an Allowable Engagement Percentage. The default Allowable Engagement Percentage shall not be less than 100%. The default settings will be determined by the Exchange on an Exchange-wide basis and announced to Members via Regulatory Circular. When an execution of a Market Maker’s Standard quote or Day eQuote occurs, the System will look back over the specified time period to determine whether the execution triggers the Aggregate Risk Manager.

(b) (1) **Aggregate Risk Manager.** The System will engage the Aggregate Risk Manager in a particular option class when the counting program has determined that a Market Maker has traded during the specified time period a number of contracts equal to or above their Allowable Engagement Percentage. The Aggregate Risk Manager will then automatically remove the Market Maker’s Standard quotations and Day eQuotes from the Exchange's disseminated quotation in all series of that particular option class until the Market Maker sends a notification to the System of the intent to reengage quoting and submits a new revised quotation.

(i) **Reset on Quote Functionality**. When the Market Maker revises his/her quotation on the buy side or sell side of an individual option, contracts executed on that side of the individual option will not be included in the Allowable Engagement Percentage and Net Offset calculations, and the counting program is reset to zero on that side of the individual option until it trades again (“Reset on Quote”). A Market Maker may determine to disengage or re-engage the Reset on Quote functionality for an option class by notifying the Exchange in a manner required by the Exchange and communicated to Members by Regulatory Circular. If the Reset on Quote functionality is disengaged, the System will not reset the counting program to zero upon receipt of a revised quotation.

(2) **Allowable Engagement Percentage.** To determine whether the Market Maker's executed contracts is equal to or above their Allowable Engagement Percentage the following will occur:

(i) for each individual option in a class, the counting program will determine the percentage that the number of contracts executed in that individual option represents relative to the Market Maker's disseminated Standard quote and/or Day eQuote in that individual option ("option percentage"); and

(ii) the counting program will combine the individual option percentages to determine the option class percentage ("class percentage"). When the class percentage equals or exceeds the Market Maker's Allowable Engagement Percentage the Aggregate Risk Manager will remove the Market Maker's quotations as described above.

(3) **Net Offset.** The number of contracts executed in an option class will be automatically offset by the number of contracts that are executed on the opposite side of the market in the same option class during the specified time period (the "Net Offset"). Long call positions will only be offset by short call positions, and long put positions will only be offset by short put positions. The option percentage will be determined based on the number of executed contracts after the Net Offset process has occurred.

(c) All of a Market Maker's quotes in each option class will be considered firm until such time as the Allowable Engagement Percentage threshold has been equaled or crossed and the Market Maker's quotes are removed by the Aggregate Risk Manager in all series of that option class. Any marketable orders, or quotes that are executable against a Market Maker's disseminated quotation that are received prior to the time the Aggregate Risk Manager is engaged will be automatically executed at the disseminated price up to the Market Maker's disseminated size, regardless of whether such an execution results in executions in excess of the Market Maker's Allowable Engagement Percentage.

(d) In the event that the last Market Maker's quote is removed by the Aggregate Risk Manager, there are no other Market Makers quoting in the particular option class or individual option and there are no orders on the Book, the Exchange will disseminate a bid price of $0.00, with a size of zero contracts and/or an offer price of $0.00, with a size of zero contracts.

Interpretations and Policies:

.01 Day eQuotes participate in the Aggregate Risk Manager. The System does not include contracts traded through the use of an eQuote that is not a Day eQuote in the counting program for purposes of this Rule. eQuotes, other than Day eQuotes, will remain in the System available for trading and may continue to be submitted to the Exchange when the Aggregate Risk Manager is engaged.

.02 **Enhanced Aggregate Risk Manager Protections.** Market Makers may determine to engage any of the following Enhanced Aggregate Risk Manager Protections in the System:

(a) **Market Maker Single Class Protection.** A Market Maker may determine to engage the Market Maker Single Class Protection feature for a particular option class in which the Market Maker is appointed (an "appointed option class"). When the Allowable Engagement Percentage in such appointed option class has been equaled or exceeded a specified number of times (not less than three times and not more than 99 times) within a specified time period (for purposes of the Enhanced ARM Protections, the "ARM trigger counting period") (each as determined by the Market Maker), the Market Maker Single Class Protection feature will remove the Market Maker's quotations from the Exchange's disseminated quotation in such appointed option class until the Market Maker instructs the Exchange (in a manner required by the Exchange and communicated to Members by Regulatory Circular) to reset the Market

Maker Single Class Protection feature. The ARM trigger counting period may not be less than one second and may not exceed 24,300 seconds.

(b) **Market Maker Aggregate Class Protection.** A Market Maker may determine to engage the Market Maker Aggregate Class Protection feature for all of the Market Maker's appointed option classes. The System will aggregate the specified number of times that the Allowable Engagement Percentage has been equaled or exceeded within the ARM trigger counting period for an entire Market Maker organization. When the Allowable Engagement Percentage has been equaled or exceeded in a specified number of such Market Maker's appointed option classes within the ARM trigger counting period (each as determined by the Market Maker), the Market Maker Aggregate Class Protection feature will remove the Market Maker's quotations from the Exchange's disseminated quotation in all of the Market Maker organization's appointed option classes until the Market Maker instructs the Exchange (in a manner required by the Exchange and communicated to Members by Regulatory Circular) to reset the Market Maker Aggregate Class Protection feature. In the event that the Allowable Engagement Percentage in one appointed option class is equaled or exceeded multiple times during the ARM trigger counting period, the System will consider such multiple events to be one single trigger for purposes of engagement of the Market Maker Aggregate Class Protection feature.

(c) **Market Maker Single Side Protection**. A Market Maker may determine to engage the Market Maker Single Side Protection ("SSP") feature by Market Participant Identifier ("MPID"). If the full remaining size of a Market Maker's Standard quote, IOC eQuote, or FOK eQuote, in an individual option, is exhausted by a trade, the System will trigger the SSP. When triggered, the System will cancel all Standard quotes and block all new inbound Standard quotes, IOC eQuotes, and FOK eQuotes, for that particular side of that individual option for that MPID. The System will provide a notification message to the Market Maker. The block will remain in effect until the Market Maker notifies the Exchange (in a manner required by the Exchange and communicated to Members by Regulatory Circular) to reset the SSP ("SSP Reset").

[Adopted: December 3, 2012; amended March 13, 2015 (SR-MIAX-2015-03), amended June 26, 2015 (SR-MIAX-2015-44); amended July 13, 2015 (SR-MIAX-2015-47); amended April 29, 2016 (SR-MIAX-2016-10); amended December 14, 2017 (SR-MIAX-2017-47); amended January 16, 2018 (SR-MIAX-2017-49)]

CHAPTER VII. EXERCISES AND DELIVERIES

Rule 700. Exercise of Option Contracts

(a) Subject to the restrictions set forth in Rule 309 (Exercise Limits) and to such restrictions as may be imposed pursuant to Rule 313 (Other Restrictions on Options Transactions and Exercises) or pursuant to the Rules of the Clearing Corporation, an outstanding option contract may be exercised during the time period specified in the Rules of the Clearing Corporation by the tender to the Clearing Corporation of an exercise notice in accordance with the Rules of the Clearing Corporation. An exercise notice may be tendered to the Clearing Corporation only by the Clearing Member in whose account such option contract is carried with the Clearing Corporation. Members may establish fixed procedures as to the latest time they will accept exercise instructions from customers.

(b) Special procedures apply to the exercise of equity options on the last business day before their expiration ("expiring options"). Unless waived by the Clearing Corporation, expiring options are subject to the Exercise-by-Exception ("Ex-by-Ex") procedure under Clearing Corporation Rule 805. This Rule provides that, unless contrary instructions are given, option contracts that are in-the-money by specified amounts shall be automatically exercised. In addition to the Rules of the Clearing Corporation, the following Exchange requirements apply with respect to expiring options. Option holders desiring to exercise or not exercise expiring options must either:

(1) take no action and allow exercise determinations to be made in accordance with the Clearing Corporation's Ex-by-Ex procedure where applicable; or

(2) submit a "Contrary Exercise Advice" to the Exchange as specified in paragraph (d) below.

(c) **Exercise cut-off time**. Option holders have until 5:30 p.m. Eastern Time on the business day immediately prior to the expiration date or, in the case of Short Term Option Series and Quarterly Options Series, on the expiration date, to make a final decision to exercise or not exercise an expiring option. Members may not accept exercise instructions for customer or non-customer accounts after 5:30 p.m. Eastern Time. Respecting options that expire after February 1, 2015, option holders have until 5:30 p.m. Eastern Time on the expiration date to make a final decision to exercise or not exercise an expiring option. Members may set earlier cutoff times for customers submitting exercise notices. Clearing Members are permitted to submit exercise instructions after the cutoff time only in case of errors or other unusual situations, and may be subject to fines or disciplinary actions pursuant to Rule 1014.

(d) **Submission of Contrary Exercise Advices.** A Contrary Exercise Advice is a communication either: (1) to not exercise an option that would be automatically exercised under the Clearing Corporation's Ex-by-Ex procedure, or (2) to exercise an option that would not be automatically exercised under the Clearing Corporation's Ex-by-Ex procedure.

(i) A Contrary Exercise Advice may be submitted to the Exchange by a Member by using the Exchange's Contrary Exercise Advice Form, the Clearing Corporation's ENCORE system, a Contrary Exercise Advice form of any other national securities exchange of which the firm is a member and where the option is listed, or such other method as the Exchange may prescribe. A Contrary Exercise Advice may be canceled by filing an "Advice Cancel" with the Exchange or resubmitted at any time up to the submission cut-off times specified below.

(ii) **Deadline for CEA Submission for Customer Accounts.** Members have until 7:30 p.m. Eastern Time on the business day immediately prior to the expiration date or, in the case of Short Term Option Series and Quarterly Options Series, on the expiration date, to submit a Contrary Exercise Advice to the Exchange.

(iii) **Deadline for CEA Submission for Non-Customer Accounts**. Members have until 7:30 p.m. Eastern Time on the business day immediately prior to the expiration date or, in the case of Short Term Option Series and Quarterly Options Series, on the expiration date, to submit a Contrary Exercise Advice to the Exchange if such Member employs an electronic submission procedure with time stamp for the submission of exercise instructions by option holders. Members are required to manually submit a Contrary Exercise Advice by 5:30 p.m. for non-customer accounts if such Members do not employ an electronic submission procedure with time stamp for the submission of exercise instructions by option holders.

(e) If the Clearing Corporation has waived the Ex-by-Ex procedure for an options class, Members must either:

(1) submit to the Exchange, a Contrary Exercise Advice, in a manner specified by the Exchange, within the time limits specified in paragraph (d) above if the holder intends to exercise the option; or

(2) take no action and allow the option to expire without being exercised. In cases where the Ex-by-Ex procedure has been waived, the Rules of the Clearing Corporation require that Members wishing to exercise such options must submit an affirmative Exercise Notice to the Clearing Corporation, whether or not a Contrary Exercise Advice has been filed with the Exchange.

(f) A Member that has accepted the responsibility to indicate final exercise decisions on behalf of another Member or non-member broker-dealer shall take the necessary steps to ensure that such decisions are properly indicated to the Exchange. Such Member may establish a processing cut-off time prior to the Exchange's exercise cut-off time at which it will no longer accept final exercise decisions in expiring options from option holders for whom it indicates final exercise decisions. Each Member that indicates final exercise decisions through another broker-dealer is responsible for ensuring that final exercise decisions for all of its proprietary (including Market Maker) and Public Customer account positions are indicated in a timely manner to such broker dealer.

(g) Notwithstanding the foregoing, Members may make final exercise decisions after the exercise cut-off time but prior to expiration without having submitted a Contrary Exercise Advice in the circumstances listed below. A memorandum setting forth the circumstance giving rise to instructions after the exercise cutoff time shall be maintained by the Member and a copy thereof shall be filed with the Exchange no later than 12:00 noon Eastern Time on the first business day following the respective expiration. An exercise decision after the exercise cut-off time may be made:

(1) in order to remedy mistakes or errors made in good faith; or

(2) where exceptional circumstances have restricted an option holder's ability to inform a Member of a decision regarding exercise, or a Member's ability to receive an option holder's decision by the cut-off time. The burden of establishing any of the above exceptions rests solely on the Member seeking to rely on such exceptions.

(h) In the event the Exchange provides advance notice on or before 5:30 p.m. Eastern Time on the business day immediately prior to the last business day before the expiration date indicating that a modified time for the close of trading in equity options on such last business day before expiration will occur, then the deadline to make a final decision to exercise or not exercise an expiring option shall be 1 hour 30 minutes following the time announced for the close of trading on that day instead of the 5:30 p.m. Eastern Time deadline found in Rule 700(c). However, Members have until 7:30 p.m. Eastern Time to deliver a Contrary Exercise Advice or Advice Cancel to the Exchange for customer accounts and non-customer accounts where such Member employs an electronic submission procedure with time stamp for the submission of exercise instructions. For non-customer accounts, Members that do not employ an electronic procedure with time stamp for the submission of exercise instructions are required to deliver a Contrary

Exercise Advice or Advice Cancel within 1 hour and 30 minutes following the time announced for the close of trading on that day instead of the 5:30 p.m. Eastern Time deadline found in Rule 700(d).

(i) **Modification of cut-off time**.

(1) The Exchange may establish extended cut-off times for decision to exercise or not exercise an expiring option and for the submission of Contrary Exercise Advices on a case-by-case basis due to unusual circumstances. For purposes of this subparagraph (i)(1), an "unusual circumstance" includes, but is not limited to, increased market volatility; significant order imbalances; significant volume surges and/or systems capacity constraints; significant spreads between the bid and offer in underlying securities; internal system malfunctions affecting the ability to disseminate or update market quotes and/or deliver orders; or other similar occurrences.

(2) The Exchange with at least one (1) business day prior advance notice, by 12:00 noon on such day, may establish a reduced cut-off time for the decision to exercise or not exercise an expiring option and for the submission of Contrary Exercise Advices on a case-by-case basis due to unusual circumstances; provided, however, that under no circumstances should the exercise cut-off time and the time for submission of a Contrary Exercise Advice be before the close of trading. For purposes of this subparagraph (i)(2), an "unusual circumstance" includes, but is not limited to, a significant news announcement concerning the underlying security of an option contract that is scheduled to be released just after the close on the business day immediately prior to expiration.

(j) Submitting or preparing an exercise instruction, Contrary Exercise Advice or advice cancel after the applicable exercise cut-off time in any expiring options on the basis of material information released after the cut-off time is activity inconsistent with just and equitable principles of trade.

(k) The failure of any Member to follow the procedures in this Rule 700 may result in the assessment of a fine, which may include but is not limited to disgorgement of potential economic gain obtained or loss avoided by the subject exercise, as determined by the Exchange.

(l) Clearing Members must follow the procedures of the Clearing Corporation when exercising American-style cash-settled index options contracts issued or to be issued in any account at the Clearing Corporation. Members must also follow the procedures set forth below with respect to American-style cash-settled index options:

(1) For all contracts exercised by the Member or by any customer of the Member, an “exercise advice” must be delivered by the Member in such form or manner prescribed by the Exchange no later than 4:20 p.m. Eastern time, or if trading hours are extended or modified in the applicable options class, no later than five (5) minutes after the close of trading on that day.

(2) Subsequent to the delivery of an “exercise advice,” should the Member or a customer of the Member determine not to exercise all or part of the advised contracts, the Member must also deliver an “advice cancel” in such form or manner prescribed by the Exchange no later than 4:20 p.m. Eastern time, or if trading hours are extended or modified in the applicable options class, no later than five (5) minutes after the close of trading on that day.

(3) The Exchange may determine to extend the applicable deadline for the delivery of “exercise advice” and “advice cancel” notifications pursuant to this paragraph (l) if unusual circumstances are present.

(4) No Member may prepare, time stamp or submit an “exercise advice” prior to the purchase of the contracts to be exercised if the Member knew or had reason to know that the contracts had not yet been purchased.

(5) The failure of any Member to follow the procedures in this paragraph (l) may result in the assessment of a fine, which may include but is not limited to disgorgement of potential economic gain obtained or loss avoided by the subject exercise, as determined by the Exchange.

(6) Preparing or submitting an “exercise advice” or “advice cancel” after the applicable deadline on the basis of material information released after such deadline, in addition to constituting a violation of this Rule, is activity inconsistent with just and equitable principles of trade.

(7) The procedures set forth in subparagraphs (1) - (2) of this subparagraph (l) do not apply (i) on the business day prior to expiration in series expiring on a day other than a business day or (ii) on the expiration day in series expiring on a business day.

(8) Exercises of American-style, cash-settled index options (and the submission of corresponding “exercise advice” and “advice cancel” forms) shall be prohibited during any time when trading in such options is delayed, halted, or suspended, subject to the following exceptions:

(i) The exercise of an American-style, cash-settled index option may be processed and given effect in accordance with and subject to the rules of the Clearing Corporation while trading in the option is delayed, halted, or suspended if it can be documented, in a form prescribed by the Exchange, that the decision to exercise the option was made during allowable time frames prior to the delay, halt, or suspension.

(ii) Exercises of expiring American-style, cash-settled index options shall not be prohibited on the last business day prior to their expiration.

(iii) Exercises of American-style, cash-settled index options shall not be prohibited during a trading halt that occurs at or after 4:00 p.m. Eastern time. In the event of such a trading halt, exercises may occur through 4:20 p.m. Eastern time. In addition, if trading resumes following such a trading halt (such as by closing rotation), exercises may occur during the resumption of trading and for five (5) minutes after the close of the resumption of trading. The provisions of this subparagraph (iii) are subject to the authority of the Board to impose restrictions on transactions and exercises pursuant to Rule 312.

(iv) The Exchange may determine to permit the exercise of American-style, cash-settled index options while trading in such options is delayed, halted, or suspended.

Interpretations and Policies:

.01 For purposes of this Rule 700, the terms "customers’ account" and "non-customer” account have the same meanings as defined in the Clearing Corporation By-Laws Article IC.(34) and Article IN.(1), respectively.

.02 Each Member shall prepare a memorandum of every exercise instruction received showing the time when such instruction was so received. Such memoranda shall be subject to the requirements of SEC Rule 17a-4(b).

.03 Each Member shall establish fixed procedures to insure secure time stamps in connection with their electronic systems employed for the recording of submissions to exercise or not exercise expiring options.

.04 The filing of a Contrary Exercise Advice required by this Rule does not serve to substitute as the effective notice to the Clearing Corporation for the exercise or non-exercise of expiring options.

[Adopted: December 3, 2012; amended July 3, 2013 (SR-MIAX-2013-32); amended September 27, 2017 (SR-MIAX-2017-39); amended November 15, 2017 (SR-MIAX-2017-43); amended February 2, 2018 (SR-MIAX-2018-01)]

Rule 701. Allocation of Exercise Notices

(a) Each Member shall establish fixed procedures for the allocation of exercise notices assigned in respect of a short position in such Member's customers' accounts. The allocation shall be on a "first in, first out," or automated random selection basis that has been approved by the Exchange, or on a manual random selection basis that has been specified by the Exchange. Each Member shall inform its customers in writing of the method it uses to allocate exercise notices to its customers' accounts, explaining its manner of operation and the consequences of that system.

(b) Each Member shall report its proposed method of allocation to the Exchange and obtain the Exchange's prior approval thereof, and no Member shall change its method of allocation unless the change has been reported to and approved by the Exchange. The requirements of this paragraph shall not be applicable to allocation procedures submitted to and approved by another SRO having comparable standards pertaining to methods of allocation.

(c) Each Member shall preserve for a three-year period sufficient work papers and other documentary materials relating to the allocation of exercise notices to establish the manner in which allocation of such exercise notices is in fact being accomplished.

[Adopted: December 3, 2012]

Rule 702. Delivery and Payment

(a) Delivery of the underlying security upon the exercise of an option contract, and payment of the aggregate exercise price in respect thereof, shall be in accordance with the Rules of the Clearing Corporation.

(b) As promptly as possible after the exercise of an option contract by a customer, the Member shall require the customer to make full cash payment of the aggregate exercise price in the case of a call option contract, or to deposit the underlying security in the case of a put option contract, or to make the required margin deposit in respect thereof if the transaction is effected in a margin account, in accordance with the Rules and the applicable regulations of the Federal Reserve Board.

(c) As promptly as practicable after the assignment to a customer of an exercise notice the Member shall require the customer to deposit the underlying security in the case of a call option contract if the underlying security is not carried in the customer's account, or to make full cash payment of the aggregate exercise price in the case of a put option contract, or in either case to deposit the required margin in respect thereof if the transaction is effected in a margin account, in accordance with the Rules and the applicable regulations of the Federal Reserve Board.

[Adopted: December 3, 2012]

CHAPTER VIII. RECORDS, REPORTS AND AUDITS

Rule 800. Maintenance, Retention and Furnishing of Books, Records and Other Information

(a) Each Member shall make, keep current and preserve such books and records as the Exchange may prescribe and as may be prescribed by the Exchange Act and the rules and regulations thereunder.

(b) Each Member shall preserve for a period of at least six years those books and records for which there is no specified period under Exchange Rules or applicable Exchange Act rules.

(c) No Member shall refuse to make available to the Exchange such books, records or other information as may be called for under the Rules or as may be requested in connection with an investigation by the Exchange.

(d) All books and records required to be made pursuant to the Exchange Rules shall be preserved in a format and media that complies with Exchange Act Rule 17a-4.

Interpretations and Policies:

.01 In addition to the existing obligations under Exchange rules regarding the production of books and records, a Market Maker in non-U.S. currency options, futures or options on futures on such currency, or any other derivatives based on such currency, shall make available to the Exchange such books, records or other information pertaining to transactions in the applicable non-U.S.-currency options, futures or options on futures on such currency, or any other derivatives on such currency, as may be requested by the Exchange.

.02 In addition to the existing obligations under Exchange Rules regarding the production of books and records, a Market Maker in commodity futures contracts, options on commodity futures contracts or any other derivatives based on such commodity, shall make available to the Exchange such books, records or other information pertaining to transactions in the applicable physical commodity, physical commodity options, commodity futures contracts, options on commodity futures contracts, or any other derivatives on such commodity, as may be requested by the Exchange.

[Adopted: December 3, 2012; amended June 2, 2014 (SR-MIAX-2014-16)]

Rule 801. Reports of Uncovered Short Positions

(a) Upon request of the Exchange, each Member shall submit a report of the total uncovered short positions in each option contract of a class dealt in on the Exchange showing:

(1) positions carried by such Member for its own account; and

(2) positions carried by such Member for the accounts of customers;

provided that the Members shall not report positions carried for the accounts of other Members where such other Members report the positions themselves.

(b) Such report shall be submitted not later than the second business day following the date the request is made.

[Adopted: December 3, 2012]

Rule 802. Financial Reports

Each Member shall submit to the Exchange answers to financial questionnaires, reports of income and expenses and additional financial information in the type, form, manner and time prescribed by the Exchange.

[Adopted: December 3, 2012]

Rule 803. Audits

(a) Each Member approved to do business with the public in accordance with Chapter XIII of the Rules and each Registered Market Maker shall file a report of its financial condition as of the date, within each calendar year, prepared in accordance with the requirements of Rule 17a-5 and Form X-17A-5 under the Exchange Act and containing the information called for by that form.

(1) The report of each Member approved to do business with the public shall be certified by an independent public accountant, and on or before January 10 of each year, each such Member shall notify the Exchange of the name of the independent public accountant appointed for that year and the date as of which the report will be made.

(2) Such report of financial condition, together with answers to an Exchange financial questionnaire based upon the report, shall be filed with the Exchange no later than sixty (60) days after the date as of which the financial condition of the Member is reported, or such other period as the Exchange may individually require.

(b) A Member may file, in lieu of the report required in paragraph (a) of this Rule, a copy of any financial statement which it is or has been required to file with any other national securities exchange or national securities association of which he is a member, or with any agency of any State as a condition of doing business in securities therein, and which is acceptable to the Exchange as containing substantially the same information as Form X-17A-5.

(c) In addition to the annual report required of certain Members pursuant to paragraph (a) of this Rule, the Exchange may require any Member to cause an audit of its financial condition to be made by an independent public accountant in accordance with the audit requirements of Form X-17A-5 as of the date of an answer to a financial questionnaire, and to file a statement to the effect that such audit has been made and whether it is in accord with the answers to the questionnaire.

(1) Such statement shall be signed by two general partners in the case of a Member that is a partnership and by two executive officers in the case of a Member that is a corporation or limited liability company and it shall be attested to by the independent public accountant who certified the audit.

(2) The original report of the audit signed by the independent public accountant shall be retained as part of the books and records of the Member.

Interpretations and Policies:

.01 Members must file an annual report electronically with the Exchange by utilizing the system or software prescribed by the Exchange which will be announced via Regulatory Circular.

[Adopted: December 3, 2012; amended August 12, 2016 (SR-MIAX-2016-29)]

Rule 804. Automated Submission of Trade Data

(a) A Member shall submit requested trade data elements, in such automated format as may be prescribed by the Exchange from time to time, in regard to a transaction(s) that is the subject of the particular request for information.

(b) If the transaction was a proprietary transaction effected or caused to be effected by the Member for any account in which such Member, or any approved person, partner, officer, director, or employee thereof, is directly or indirectly interested, the Member shall submit or cause to be submitted, any or all of the following information as requested by the Exchange:

(1) Clearing house number or alpha symbol as used by the Member submitting the data.

(2) Clearing house number(s) or alpha symbol(s) as may be used from time to time, of the Member(s) on the opposite side of the transaction.

(3) Identifying symbol assigned to the security and where applicable for the options month and series symbols.

(4) Date transaction was executed.

(5) Number of option contracts for each specific transaction and whether each transaction was an opening or closing purchase or sale, as well as:

(i) the number of shares traded or held by accounts for which options data is submitted.

(ii) where applicable, the number of shares for each specific transaction and whether each transaction was a purchase, sale or short sale.

(6) Transaction price.

(7) Account number.

(8) Market center where transaction was executed.

(c) If the transaction was effected or caused to be effected by the Member for any customer account, such Member shall submit or cause to be submitted any or all the following information as requested by the Exchange:

(1) Data elements (1) through (8) of paragraph (b) above;

(2) Customer name, address(es), branch office number, Representative number, whether the order was discretionary, solicited or unsolicited, date the account was opened and employer name and tax identification number(s).

(3) If the transaction was effected for a Member broker-dealer customer, whether the broker-dealer was acting as a principal or agent on the transaction or transactions that are the subject of the Exchange's request.

(d) In addition to the above trade data elements, a Member shall submit such other information in such automated format as may be prescribed by the Exchange, as may from time to time be required.

(e) The Exchange may grant exceptions, in such cases and for such time periods as it deems appropriate, from the requirement that the data elements prescribed in paragraphs (b) and (c) above be submitted to the Exchange in an automated format.

[Adopted: December 3, 2012]

Rule 805. Regulatory Cooperation

(a) The Exchange may enter into agreements that provide for the exchange of information and other forms of mutual assistance for market surveillance, investigative, enforcement and other regulatory purposes, with domestic SROs and foreign self-regulatory organizations, as well as associations and contract markets and the regulators of such markets.

(b) The Exchange may enter into one or more agreements with another SRO to provide regulatory services to the Exchange to assist the Exchange in discharging its obligations under Section 6 and Section 19(g) of the Exchange Act. Any action taken by another SRO, or its employees or authorized agents, acting on behalf of the Exchange pursuant to a regulatory services agreement shall be deemed to be an action taken by the Exchange; provided, however, that nothing in this provision shall affect the oversight of such other SRO by the SEC. Notwithstanding the fact that the Exchange may enter into one or more regulatory services agreements, the Exchange shall retain ultimate legal responsibility for, and control of, its self-regulatory responsibilities, and any such regulatory services agreement shall so provide.

(c) No Member, partner, officer, director or other person associated with a Member or other person or entity subject to the jurisdiction of the Exchange shall refuse to appear and testify before another exchange or self-regulatory organization in connection with a regulatory investigation, examination or disciplinary proceeding or refuse to furnish documentary materials or other information or otherwise impede or delay such investigation, examination or disciplinary proceeding if the Exchange requests such information or testimony in connection with an inquiry resulting from an agreement entered into by the Exchange pursuant to paragraph (a) of this Rule, including but not limited to members and affiliates of the Intermarket Surveillance Group. The requirements of this paragraph (c) shall apply regardless whether the Exchange has itself initiated a formal investigation or disciplinary proceeding.

(d) Whenever information is requested by the Exchange pursuant to this Rule, the Member or person associated with a Member from whom the information is requested shall have the same rights and procedural protections in responding to such request as such Member or person would have in the case of any other request for information initiated by the Exchange pursuant to Rule 1001.

[Adopted: December 3, 2012]

Rule 806. Risk Analysis of Market Maker Accounts

(a) Each Clearing Member that clears or guarantees the transactions of Market Makers pursuant to Rule 608, shall establish and maintain written procedures for assessing and monitoring the potential risks to the Member's capital over a specified range of possible market movements of positions maintained in such Market Maker accounts and such related accounts as the Exchange shall from time to time direct.

(1) Current procedures shall be filed and maintained with the Exchange.

(2) The procedures shall specify the computations to be made, the frequency of computations, the records to be reviewed and maintained and the position(s) within the organization responsible for the risk management.

(b) Each affected Member shall at a minimum assess and monitor its potential risk of loss from options Market Maker accounts each business day as of the close of business the prior day through use of an Exchange-approved computerized risk analysis program, which shall comply with at least the minimum standards specified below and such other standards as from time to time may be prescribed by the Exchange:

(1) The estimated loss to the Clearing Member for each Market Maker account (potential account deficit) shall be determined given the impact of broad market movements in reasonable intervals over a range from negative fifteen percent (15%) to positive fifteen percent (15%).

(2) The Member shall calculate volatility using a method approved by the Exchange, with volatility updated at least weekly. The program must have the capability of expanding volatility when projecting losses throughout the range of broad market movements.

(3) Options prices shall be estimated through use of recognized options pricing models such as, but not limited to, Black-Scholes and Cox-Rubinstein.

(4) At a minimum, written reports shall be generated which describe for each market scenario:

(i) projected loss per options class by account;

(ii) projected total loss per options class for all accounts; and

(iii) projected deficits per account and in aggregate.

(c) Upon direction by the Exchange, each affected Member shall provide to the Exchange such information as it may reasonably require with respect to the Member's risk analysis for any or all of its Market Maker accounts.

[Adopted: December 3, 2012; amended August 18, 2017 (SR-MIAX-2017-35)]

Rule 807. Fingerprint-Based Background Checks

(a) In order to enhance the physical security of the facilities, systems, data, and information of the Exchange, it shall be the policy of the Exchange to conduct a fingerprint-based criminal records check of all partners, directors, officers, and employees of the Exchange.

The Exchange shall apply this policy in all circumstances where permitted by applicable law.

(b) The Exchange shall submit fingerprints obtained pursuant to the foregoing policy to the Attorney General of the United States or his or her designee for identification and processing. The Exchange shall at all times maintain the security of fingerprints and information received from the Attorney General or his or her designee.

(c) The Exchange shall evaluate information received from the Attorney General or his or her designee in accordance with the terms of a written fingerprint policy and provisions of applicable law. A felony or serious misdemeanor conviction will be a factor in considering whether to hire a prospective employee.

(d) A prospective employee who refuses to submit to fingerprinting shall be denied employment by the Exchange. A current employee who refuses to submit to fingerprinting will be terminated following notice and being given three (3) opportunities to submit.

[Adopted: December 3, 2012; amended July 1, 2014 (SR-MIAX-2014-38); amended December 30, 2014 (SR-MIAX-2014-71)]

CHAPTER IX. SUMMARY SUSPENSION

Rule 900. Imposition of Suspension

(a) A Member or person associated with a Member that has been expelled or suspended from any SRO or barred or suspended from being associated with a member of any SRO, or a Member that is in such financial or operating difficulty that the Board or a committee or Exchange official designated by the Board determines that the Member cannot be permitted to continue to do business as a Member with safety to investors, creditors, other Members, or the Exchange, may be summarily suspended.

(b) The Board or a committee or Exchange official designated by the Board may limit or prohibit any person with respect to access to services offered by the Exchange if any of the criteria of Rule 900(a) is applicable to such person or, in the case of a person who is a Member, if the Exchange determines that such person does not meet the qualification requirements or other prerequisites for such access with safety to investors, creditors, Members or the Exchange.

(c) In the event a determination is made to take summary action pursuant to this Rule, notice thereof will be sent to the SEC.

(d) Any person aggrieved by any summary action taken under this Rule shall be promptly afforded an opportunity for a hearing by the Exchange in accordance with the provisions of Chapter XI (Hearings, Review and Arbitration).

(e) A summary suspension or other action taken pursuant to this Chapter shall not be deemed to be disciplinary action under Chapter X (Discipline). The provisions of Chapter X shall be applicable regardless of any action taken pursuant to this Chapter.

[Adopted: December 3, 2012]

Rule 901. Investigation Following Suspension

(a) Every Member or person associated with a Member against which action has been taken in accordance with the provisions of this Chapter shall immediately afford every facility required by the Exchange for the investigation of his or its affairs and shall forthwith file with the Secretary a written statement covering all information requested, including a complete list of creditors and the amount owing to each and a complete list of each open long and short position in Exchange option contracts maintained by the Member and each of his or its customers.

(b) Paragraph (a) includes, without limitation, the furnishing of such books and records of the Member or person associated with a Member and the giving of such sworn testimony as may be requested by the Exchange.

[Adopted: December 3, 2012]

Rule 902. Reinstatement Following Suspension

(a) **General**.

(1) A Member, person associated with a Member or other person suspended or limited or prohibited with respect to access to services offered by the Exchange under the provisions of this Chapter may apply for reinstatement within the time period set forth below.

(2) Notice of an application for reinstatement shall be given by the Secretary to the Membership and shall be posted by the Exchange at least five (5) business days prior to the consideration by the Exchange of said application.

(3) The Exchange may approve an application for reinstatement if it finds that the applicant is operationally and financially able to conduct his or its business with safety to investors, creditors, Members, and the Exchange.

(b) **Suspension Due to Operating Difficulty**.

(1) An applicant that, by reason of operating difficulty, has been suspended or limited or prohibited with respect to Exchange services, must file any application for reinstatement within six (6) months from the date of such action. Such application must include a statement of all actions taken by the applicant to remedy the operational difficulty in question.

(2) If the applicant fails to receive reinstatement, or if the application is not acted upon ninety (90) days of its submission, the applicant shall be afforded an opportunity for a hearing in accordance with the provisions of Chapter XI (Hearings, Review and Arbitration).

(c) **Suspension Due to Financial Difficulty**.

(1) An applicant who, by reason of financial difficulty, has been suspended or limited or prohibited with respect to Exchange services, must file any application for reinstatement within thirty (30) days of such action.

(2) Such application must include a list of all creditors of the applicant, a statement of the amount originally owing and the nature of the settlement in each case, and such other information as may be requested by the Exchange.

(3) The Membership of a Member summarily suspended by reason of financial difficulty may not be terminated by the Exchange until that Member has been afforded an opportunity for a hearing respecting such summary suspension pursuant to the provisions of Chapter XI (Hearings, Review and Arbitration).

[Adopted: December 3, 2012]

Rule 903. Failure to Obtain Reinstatement

If a Member suspended under the provisions of this Chapter fails or is unable to apply for reinstatement in accordance with Rule 902, or fails to obtain reinstatement as therein provided, his or its Membership status shall be terminated.

[Adopted: December 3, 2012]

Rule 904. Termination of Rights by Suspension

A Member suspended under the provisions of this Chapter shall be deprived during the term of his or its suspension of all rights and privileges of being a Member of the Exchange.

[Adopted: December 3, 2012]

CHAPTER X. DISCIPLINE

Rule 1000. Disciplinary Jurisdiction

(a) A Member or a person associated with a Member who is alleged to have violated or aided and abetted a violation of any provision of the Exchange Act, the rules and regulations promulgated thereunder, or any provision of the Rules or any interpretation thereof or resolution of the Board of the Exchange regulating the conduct of business on the Exchange, shall be subject to the disciplinary jurisdiction of the Exchange under this Chapter, and after notice and opportunity for a hearing may be appropriately disciplined by expulsion, suspension, limitation of activities, functions, and operations, fine, censure, being suspended or barred from being associated with a Member or any other fitting sanction, in accordance with provisions of this Chapter.

(b) Persons associated with a Member may be charged with any violation committed by employees under his supervision or by the Member as though such violation were his own. A Member may be charged with any violation committed by its employees or other person who is associated with such Member, as though such violation were its own.

(c) Any Member or person associated with a Member shall continue to be subject to the disciplinary jurisdiction of the Exchange following such Member's termination or the person's termination of association with a Member with respect to matters that occurred prior to such termination; provided that written notice of the commencement of an inquiry into such matters is given by the Exchange to such former Member or former associated person within one (1) year of receipt by the Exchange, or such other exchange or association recognized for purposes of Rule 1900, Interpretation and Policy .12, of the latest written notice of the termination of such person's status as a Member or person associated with a Member. The foregoing notice requirement does not apply to a person who at any time after a termination again subjects himself to the disciplinary jurisdiction of the Exchange by becoming a Member or a person associated with a Member.

[Adopted: December 3, 2012; amended January 9, 2020 (SR-MIAX-2019-50)]

Rule 1001. Requirement to Furnish Information

(a) Each Member and person associated with a Member shall be obligated upon request by the Exchange (including by another SRO acting on behalf of the Exchange pursuant to Rule 1015) to appear and testify, and to respond in writing to interrogatories and furnish documentary materials and other information requested in connection with (i) an investigation initiated pursuant to Rule 1002, (ii) a hearing or appeal conducted pursuant to this Chapter or preparation by the Exchange in anticipation of such a hearing or appeal, or (iii) an Exchange inquiry resulting from an agreement entered into by the Exchange pursuant to Rule 805.

(b) A Member or person associated with a Member is entitled to be represented by counsel during any such Exchange investigation, proceeding or inquiry.

(c) No Member or person associated with a Member shall impede or delay an Exchange investigation or proceeding conducted pursuant to this Chapter, or an Exchange inquiry pursuant to Rule 805, nor refuse to comply with a request made by the Exchange pursuant to this paragraph.

(d) Failure to furnish testimony, documentary evidence or other information requested by the Exchange in the course of an Exchange inquiry, investigation, hearing or appeal conducted pursuant to this Chapter, or in the course of

preparation by the Exchange in anticipation of such a hearing or appeal, on the date or within the time period the Exchange specifies shall be deemed to be a violation of this Rule.

[Adopted: December 3, 2012]

Rule 1002. Investigation

The Exchange's regulatory staff (including regulatory staff of another SRO acting on the Exchange's behalf pursuant to Rule 1015), which is obligated to act independently from the economic interests of the Members regulated by the Exchange, has sole discretion to investigate possible violations within the disciplinary jurisdiction of the Exchange on its own initiative or based upon a complaint alleging possible violations submitted by any person, Exchange committee or the Board. All complaints shall be in writing signed by the complainant and shall specify in reasonable detail the facts constituting the violation, including the specific statutes, rules, interpretations or resolutions allegedly violated.

[Adopted: December 3, 2012]

Rule 1003. Letters of Consent

In lieu of the procedures set forth in Rules 1004 through 1006 (Charges, Answer and Hearing), a matter may be disposed of through a letter of consent.

(a) A matter can only be disposed of through a letter of consent if regulatory staff and the Member or person(s) who is the subject of the investigation (the "Subject") are able to agree upon terms of a letter of consent. Such letter must be signed by the Subject and must set forth a stipulation of facts and findings concerning the Member's conduct, the violation(s) committed by the Member and the sanction(s) therefor.

(b) In the event that the Subject and the regulatory staff are able to agree upon a letter of consent, the staff shall submit the letter to the Chief Regulatory Officer. If the letter of consent is acceptable to the Chief Regulatory Officer, it shall be submitted to the Business Conduct Committee. In the event that the Member and the regulatory staff are unable to agree upon a letter of consent or if a proposed letter is not acceptable to the Chief Regulatory Officer, the staff may institute an action according to the procedures contained in Rule 1004. The Chief Regulatory Officer's decision to reject a letter of consent shall be final, and a Subject may not seek review thereof.

(c) If a letter of consent is submitted to and accepted by the Business Conduct Committee, the Exchange shall take no further action against the Subject respecting the matters that are the subject of the letter. If the letter of consent is rejected by the Business Conduct Committee, the matter shall proceed as though the letter had not been submitted. The Business Conduct Committee's decision to accept or reject a letter of consent shall be final, and a Subject may not seek review thereof.

[Adopted: December 3, 2012]

Rule 1004. Charges

(a) **Initiation of Charges.** Whenever it shall appear that there is probable cause for finding a violation within the disciplinary jurisdiction of the Exchange and that further proceedings are warranted, the regulatory staff shall prepare a statement of charges against the Member or associated person alleged to have committed a violation (the "Respondent") specifying the acts in which the Respondent is charged to have engaged and setting forth the specific provisions of the Exchange Act, rules and regulations promulgated thereunder, provisions of the Rules, or

interpretations or resolutions of which such acts are in violation. If the statement of charges is approved by the Chief Regulatory Officer, a copy of the charges shall be served upon the Respondent in accordance with Rule 1012. The complainant, if any, shall be notified if further proceedings are warranted.

(b) **Access to Documents.** Provided that a Respondent has made a written request for access to documents described hereunder with sixty (60) calendar days after a statement of charges has been served upon the Respondent in accordance with Rule 1012, the Respondent shall have access to all documents concerning the case that are in the investigative file of the Exchange except for regulatory staff investigation and examination reports and any other materials prepared by the Exchange staff in connection with such reports or in anticipation of a disciplinary hearing. In providing such documents, the Exchange may protect the identity of a complainant.

[Adopted: December 3, 2012]

Rule 1005. Answer

(a) The Respondent shall have twenty-five (25) calendar days after service of the charges to file with the Secretary of the Exchange a written answer thereto. The answer shall specifically admit or deny each allegation contained in the charges, and the Respondent shall be deemed to have admitted any allegation not specifically denied. The answer may also contain any defense that the Respondent wishes to submit and may be accompanied by documents in support of his answer or defense. In the event the Respondent fails to file an answer, the charges shall be considered to be admitted.

(b) Upon review of the Respondent's answer, the Chief Regulatory Officer may modify the statement of charges, and a copy of the modified charges shall be served upon the Respondent in accordance with Rule 1012. If such modification asserts any new or materially different charges from those contained in the initial statement, Respondent shall have an additional twenty-five (25) calendar days after service of the modified statement of charges to file a written answer thereto in accordance with paragraph (a) above.

[Adopted: December 3, 2012]

Rule 1006. Hearing

(a) **Appointment of Hearing Panel**. Subject to Rule 1008 (Summary Proceedings), a hearing on the charges shall be held before a professional hearing officer and two members of the Business Conduct Committee (the "Panel"). The professional hearing officer shall serve as the chairman of the Panel (the "Panel Chairman").

(1) Promptly after the Respondent files a written answer to the statement of charges, the Chairman of the Business Conduct Committee shall select from among the persons on the Business Conduct Committee two (2) persons to serve on the Panel. In making such selection, the Chairman of the Business Conduct Committee shall, to the extent practicable, choose individuals whose background, experience and training qualify them to consider and make determinations regarding the subject matter to be presented to the Panel. He shall also consider such factors as the availability of individuals, the extent of their prior service on Panels and any relationship between an individual and the Respondent that might make it inappropriate for such person to serve on the Panel.

(2) If in the opinion of the Chairman of the Business Conduct Committee, there are not a sufficient number of persons on the Business Conduct Committee from which to select persons having the appropriate background, experience and training to consider and make determinations regarding the subject matter to be presented to that particular Panel, he shall request that the President temporarily appoint additional persons to the Business Conduct Committee from whom he may select for that Panel.

(3) If at any time a person serving on a Panel has a conflict of interest or bias or circumstances otherwise exist where his fairness might reasonably be questioned, the person must withdraw from the Panel. In the event that a person selected from the Business Conduct Committee withdraws, is incapacitated, or otherwise is unable to continue service after being selected, the Panel Chairman may, in the exercise of discretion, request that the Chairman of the Business Conduct Committee select a replacement. In the event that both persons selected from the Business Conduct Committee withdraw, are incapacitated, or otherwise are unable to continue service, the Chairman of the Business Conduct Committee shall select two replacements.

(b) **Parties.** The Exchange and the Respondent shall be the parties to the hearing. Where a Member is a party, it shall be represented at the hearing by an associated person.

(c) **Notice and List of Documents.** Parties shall be given at least twenty-eight (28) calendar days' notice of the time and place of the hearing. Not less than ten (10) calendar days in advance of the scheduled hearing date, each party shall furnish to the Panel and to the other parties, copies of all documentary evidence such party intends to present at the hearing. Where time and the nature of the proceeding permit, the parties shall meet with the Panel Chairman in a pre-hearing conference for the purpose of clarifying and simplifying issues and otherwise expediting the proceeding. At such pre-hearing conference, the parties shall attempt to reach agreement respecting authenticity of documents, facts not in dispute, and any other items that will serve to expedite the hearing of the matter.

(d) **Intervention.** Any person not otherwise a party may intervene as a party to the hearing upon demonstrating to the satisfaction of the Panel Chairman that he has an interest in the subject of the hearing and that the disposition of the matter may, as a practical matter, impair or impede his ability to protect that interest. Also, the Panel Chairman may in his discretion permit a person to intervene as a party to the hearing when the person's claim or defense and the main action have questions of law or fact in common. Any person wishing to intervene as a party to a hearing shall file with the Panel Chairman a notice requesting the right to intervene, stating the grounds therefor, and setting forth the claim or defense for which intervention is sought. The Panel Chairman, in exercising his discretion concerning intervention shall take into consideration whether the intervention will unduly delay or prejudice the adjudication of the rights of the original parties.

(e) **Conduct of Hearing.** The Panel Chairman shall determine the time and place of all meetings, and shall make all determinations with regard to procedural or evidentiary matters, as well as prescribe the time within which all documents, exhibits, briefs, stipulations, notices or other written materials must be filed where such is not specified in this Chapter. The Panel Chairman shall generally regulate the course of the hearing, and shall have the authority to, among other things, order the parties to present oral arguments, reopen a hearing prior to the issuance of a decision by the Panel, create and maintain the official record of proceeding, and draft a decision that represents the views of the majority of the Panel. Formal rules of evidence shall not apply to hearings conducted by the Panel. The charges shall be presented by a representative of the Exchange who, along with Respondent and any other party, may present evidence and produce witnesses who shall testify under oath and are subject to being questioned by the Panel and the other parties. The Panel may request the production of documentary evidence and witnesses. No Member or person associated with a Member shall refuse to furnish relevant testimony, documentary materials or other information requested by the Panel during the course of the hearing. The Respondent and intervening parties are entitled to be represented by counsel who may participate fully in the hearing. A transcript of the hearing shall be made and shall become part of the record. Interlocutory Board review of any decision made by the Panel prior to completion of the hearing is generally prohibited. Such interlocutory review shall be permitted only if the Panel agrees to such review after determining that the issue is a controlling issue of rule or policy and that immediate Board review would materially advance the ultimate resolution of the case.

(f) **Ex Parte Communication.** No Member or person associated with a Member shall make or knowingly cause to be made an ex parte communication with any member of the Panel, Business Conduct Committee or Board concerning the merits of any matter pending under this Chapter. No member of the Panel, Business Conduct Committee or Board shall make or knowingly cause to be made an ex parte communication with any Member or any person associated with a Member concerning the merits of any matter pending under this Chapter.

(1) "Ex parte communication" means an oral or written communication made without notice to all parties, that is, regulatory staff and Subjects of investigations or Respondents in proceedings.

(2) A written communication is ex parte unless a copy has been previously or simultaneously delivered to all interested parties. An oral communication is ex parte unless it is made in the presence of all parties except those who, on adequate prior notice, declined to be present.

[Adopted: December 3, 2012]

Rule 1007. Decision

(a) Following a hearing conducted pursuant to Rule 1006, the Panel shall by majority opinion, issue a decision in writing, based solely on the record, determining whether the Respondent has committed a violation and imposing the sanction, if any, therefor.

(b) The decision shall include a statement of findings and conclusions, with the reasons therefor, upon all material issues presented on the record. Where a sanction is imposed, the decision shall include a statement specifying the acts or practices in which the Respondent has been found to have engaged and setting forth the specific provisions of the Exchange Act, rules and regulations promulgated thereunder, provisions of the Rules, interpretations or resolutions of the Exchange of which the acts are deemed to be in violation.

(c) The Respondent shall be sent a copy of the decision promptly after it is rendered.

[Adopted: December 3, 2012]

Rule 1008. Summary Proceedings

Notwithstanding the provision of Rule 1006 (Hearing), a Panel may make a determination without a hearing and may impose a penalty as to violations that the Respondent has admitted or has failed to answer or that otherwise do not appear to be in dispute.

(a) Notice of such summary determination, specifying the violations and penalty, shall be served upon the Respondent, who shall have ten (10) calendar days from the date of service to notify the Panel Chairman that he desires a hearing upon all or a portion of any charges not previously admitted or upon the penalty. Failure to so notify the Panel Chairman shall constitute admission of the violations and acceptance of the penalty as determined by the Panel and a waiver of all rights of review.

(b) If the Respondent requests a hearing, the matters that are the subject of the hearing shall be handled as if the summary determination had not been made.

[Adopted: December 3, 2012]

Rule 1009. Offers of Settlement

(a) **Submission of Offer.** At any time during a period not to exceed 120 calendar days immediately following the date of service of a statement of charges upon the Respondent in accordance with Rule 1012, the Respondent may submit to the Panel, if one has been formed, a written offer of settlement, signed by him, which shall contain a proposed stipulation of facts and consent to a specified sanction. The Respondent may submit a written statement in support of the offer. If a Panel has not yet been appointed, a written offer of settlement may be submitted to the Chief Regulatory Officer.

(1) A Respondent shall be entitled to submit a maximum of two (2) written offers of settlement in connection with the statement of charges issued to that Respondent pursuant to Rule 1004, unless a Panel, in its discretion, permits a Respondent to submit additional offers of settlement.

(2) The 120-day period shall be tolled for the number of days in excess of seven (7) calendar days that it takes the Exchange regulatory staff to respond to a Respondent's request for access to documents provided that the request for access is made pursuant to the provisions and within the time frame provided in Rule 1004(b).

(b) **Acceptance or Rejection of Offer**. Where the Panel or Chief Regulatory Officer accepts an offer of settlement, it or he shall issue a decision, including findings and conclusions and imposing a sanction, consistent with the terms of such offer. Where the Panel or Chief Regulatory Officer rejects an offer of settlement, it or he shall notify the Respondent and the matter shall proceed as if such offer had not been made, and the offer and all documents relating thereto shall not become a part of the record. Subject to Rule 1008 (Summary Proceedings), following the end of the 120-day period in paragraph (a) above or after a rejection of a Respondent's second offer of settlement, a hearing will proceed in accordance with the provisions of Rule 1006. A decision of the Panel or Chief Regulatory Officer issued upon acceptance of an offer of settlement, as well as the determination whether to accept or reject such an offer, shall be final, and the Respondent may not seek review thereof.

[Adopted: December 3, 2012]

Rule 1010. Review

(a) **Petition.** The Respondent or regulatory staff shall have fifteen (15) calendar days after service of notice of a decision made pursuant to Rule 1007 of this Chapter to petition for review thereof by the Board. Such petition shall be in writing and shall specify the findings and conclusions to which exceptions are taken, together with reasons for such exceptions. Any objections to a decision not specified by written exception shall be considered to have been abandoned. Petitions shall be filed with the Secretary of the Exchange.

(b) **Motion of Board.** The Board may on its own initiative order review of a decision made pursuant to Rule 1007 or 1008 (Summary Proceeding) within thirty (30) calendar days after notice of the decision has been served on the Respondent.

(c) **Conduct of Review.** The review shall be conducted by the Board or a committee of the Board composed of at least three Directors whose decision must be ratified by the Board.

(1) Any Director who participated in a matter may not participate in review of that matter by the Board.

(2) Unless the Board shall decide to open the record for the introduction of evidence or to hear argument, such review shall be based solely upon the record and the written exceptions filed by the parties.

(3) New issues may be raised by the Board, and in such event, Respondents and regulatory staff shall be given notice of an opportunity to address any such new issues.

(d) **Determination.** The Board may affirm, reverse or modify, in whole or in part, the decision of the Panel. Such modification may include an increase or decrease of the sanction. The decision of the Board shall be in writing, shall be promptly served on the Respondent, and shall be final.

[Adopted: December 3, 2012]

Rule 1011. Judgment and Sanction

(a) **Sanctions.** Members and persons associated with Members shall (subject to any rule or order of the SEC) be appropriately disciplined for violations under these Rules by expulsion, suspension, limitation of activities, functions and operations, fine, censure, being suspended or barred from being associated with a Member, or any other fitting sanction.

(b) **Effective Date of Judgment.** Sanctions imposed under this Chapter shall not become effective until the Exchange review process is completed or the decision otherwise becomes final. Pending effectiveness of a decision imposing a sanction on the Respondent, the person, committee or panel issuing the decision (the "adjudicator") may impose such conditions and restrictions on the activities of the Respondent as it considers reasonably necessary for the protection of investors and the Exchange.

(c) **Payment of Fines, Other Monetary Sanctions, or Costs; Summary Action for Failure to Pay**.

(1) **Payment to Chief Financial Officer**. All fines and other monetary sanctions shall be paid to the Chief Financial Officer of the Exchange.

(2) **Summary Suspension or Expulsion**. After seven (7) calendar days' notice in writing, the Exchange may (i) summarily suspend a Member that fails to pay promptly a fine, other monetary sanction or cost imposed pursuant to this Chapter when such fine, monetary sanction or cost becomes finally due and payable; or (ii) terminate immediately the association of a person who fails to pay promptly a fine, other monetary sanction or cost imposed pursuant to this Chapter when such fine, monetary sanction or cost becomes finally due and payable.

(d) **Costs of Proceedings**. A Member or person associated with a Member disciplined pursuant to this Chapter shall bear such costs of the proceeding as the adjudicator deems fair and appropriate under the circumstances.

[Adopted: December 3, 2012]

Rule 1012. Procedural Matters

(a) **Service of Notice.** Any charges, notices or other documents may be served upon a Member or associated person either personally or by leaving the same at his place of business, by registered or certified mail or overnight commercial carrier addressed to the Member or associated person at the Member's address as it appears on the books and records of the Exchange.

(b) **Extension of Time Limits.** Any time limits imposed under this Chapter for the submission of answers, petitions or other materials may be extended by permission of the authority to whom such materials are to be submitted.

[Adopted: December 3, 2012]

Rule 1013. Reporting to the Central Registration Depository

(a) With respect to formal Exchange disciplinary proceedings, the Exchange shall report to the CRD the issuance of a statement of charges pursuant to Rule 1004 and all significant changes in the status of such proceedings while such proceedings are pending.

(b) For purposes of reporting to the CRD:

(1) A formal Exchange disciplinary proceeding shall be considered to be pending from the time that a statement of charges is issued in such proceeding pursuant to Rule 1004 until the outcome of the proceeding becomes final.

(2) An Exchange disciplinary proceeding shall be considered to be a formal disciplinary proceeding if it is initiated by the Exchange pursuant to Rule 1002.

(3) Significant changes in the status of a formal Exchange disciplinary proceeding shall include, but not be limited to, the scheduling of a disciplinary hearing, the issuance of a decision by a Panel, the filing of an appeal to the Board, and the issuance of a decision by the Board.

[Adopted: December 3, 2012]

Rule 1014. Imposition of Fines for Minor Rule Violations

(a) **General**. In lieu of commencing a disciplinary proceeding, the Exchange may, subject to the requirements set forth herein, impose a fine, not to exceed $5,000, on any Member, or person associated with or employed by a Member, with respect to any Rule violation listed in section (d) of this Rule. Any fine imposed pursuant to this Rule that (i) does not exceed $2,500 and (ii) is not contested, shall be reported on a periodic basis, except as may otherwise be required by Rule 19d-1 under the Exchange Act or by any other regulatory authority. The Exchange is not required to impose a fine pursuant to this Rule with respect to the violation of any Rule included herein, and the Exchange may, whenever it determines that any violation is not minor in nature, proceed under Rules 1003 or 1004, rather than under this Rule.

(b) **Notice**. Any person against whom a fine is imposed under this Rule (the “Subject”) shall be served with a written statement setting forth (i) the Rule(s) allegedly violated; (ii) the act or omission constituting each such violation; (iii) the fine imposed for each violation; and (iv) the date by which such determination becomes final and such fine must be paid or contested as provided below, which date shall be not less than thirty (30) calendar days after the date of service of such written statement.

(c) **Review**. A Subject may contest the Exchange’s determination by filing with the Office of the Secretary of the Exchange a written answer as provided in Rule 1005 on or before the date such fine must be paid.

(1) Upon the receipt of an answer by the Exchange the matter becomes subject to review by the Business Conduct Committee, or a subcommittee thereof consisting of at least three (3) members of the Business Conduct Committee.

(2) The answer must include a request for a hearing, if a hearing is desired. Formal rules of evidence shall not apply to hearings conducted by the Business Conduct Committee under this Rule. The Business Conduct Committee shall determine the time and place of the hearing and make all determinations with regard to procedural

or evidentiary matters, as well as prescribe the time within which all documents or written materials must be submitted. The regulatory staff and the Subject may present evidence and produce witnesses who shall testify under oath and are subject to being questioned by the Business Conduct Committee and the other party. No Member or person associated with a Member shall refuse to furnish relevant testimony, documentary materials or other information requested by the Business Conduct Committee during the course of the hearing. The Subject is entitled to be represented by counsel who may participate fully in the hearing.

(3) If a hearing is not requested, the review will be based on written submissions and will be conducted in a manner to be determined by the Business Conduct Committee.

(4) If, after a hearing or review based on written submissions, the Business Conduct Committee determines that the Subject is guilty of the rule violation(s) alleged, the Committee may impose any one or more of the disciplinary sanctions authorized by the Exchange's Rules.

Unless the sole disciplinary sanction imposed by the Committee for such rule violation(s) is a fine that is less than the total fine initially imposed by the Exchange for the subject violation(s), the person charged shall pay a forum fee in the amount of $100 if the determination was reached without a hearing and $300 if a hearing was conducted.

(5) The regulatory staff, the Subject or the Board on its own motion may require a review by the Board of any determination by the Business Conduct Committee under this Rule by proceeding in the manner described in Rule 1010.

(6) In the event that a fine imposed pursuant to this Rule is subsequently upheld by the Business Conduct Committee or, if applicable, on appeal to the Board, such fine, plus all interest that has accrued thereon since the fine was due and any forum fee imposed pursuant to subparagraph (4) above, shall be immediately payable.

(d) **Violations Subject to Fines**. The following is a list of the rule violations subject to, and the applicable sanctions that may be imposed by the Exchange pursuant to, this Rule:

(1) **Position Limits (Rule 307)**.

Number of Cumulative Violations Within Any Twenty-four Month Rolling Period*	Sanction (Imposed on Exchange Members or violations occurring in all other accounts)
First Offense	$500
Second Offense	$1,000
Third Offense	$2,500
Fourth and Each Subsequent Offense	$5,000

* A violation that consists of (i) a one trade date overage, (ii) a consecutive string of trade date overage violations where the position does not change or where a steady reduction in the overage occurs, or (iii) a consecutive string of trade date overage violations resulting from other mitigating circumstances, may be deemed to constitute one offense, provided that the violations are inadvertent.

(2) **Focus Reports (Rule 803)**. Each Member shall file with the Exchange a report of financial condition on SEC Form X-17A-5 as required by Rule 17a-10 under the Exchange Act. Any Member who fails to file in a timely manner such report of financial condition pursuant to Exchange Act Rule 17a-10 shall be subject to the following fines:

Calendar Days Left	Sanction
1 to 30	$200
31 to 60	$400
61 to 90	$800
90 or more	Formal Disciplinary Action

(3) **Requests for Trade Data (Rule 804).** Any Member who fails to respond within ten (10) business days to a request by the Exchange for submission of trade data shall be subject to the following fines:

Business Days Late	Sanction
1 to 9	$200
10 to 15	$500
16 to 30	$1,000
Over 30	Formal Disciplinary Action

Any Member who violates this Rule more than one (1) time in any calendar year shall be subject to the following fines, which fines shall be imposed in addition to any sanction imposed pursuant to the schedule above:

Number of Violations Within One Calendar Year	Sanction
2nd Offense	$500
3rd Offense	$1,000
4th Offense	$2,500
Subsequent Offenses	Formal Disciplinary Action

(4) **Conduct and Decorum Policies.** The Exchange's trading conduct and decorum policies shall be distributed to Members periodically and shall set forth the specific dollar amounts that may be imposed as a fine hereunder with respect to any violations of those policies.

(5) **Order Entry (Rule 520)**. Violations of Rule 520(b) regarding limitations on orders entered into the System by Electronic Exchange Members will be subject to the fines listed below. Each paragraph of Rule 520 subject to this Rule shall be treated separately for purposes of determining the number of cumulative violations.

Number of Violations Within One Calendar Year	Sanction
1 to 5	Letter of Caution
6 to 10	$500
11 to 15	$1,000
16 or 20	$2,000
Over 20	Formal Disciplinary Action

(6) **Quotation Parameters (Rule 603)**. Violations of Rule 603(b)(4) regarding bid/ask differentials for Market Maker quotations shall be subject to the fines listed below. For purposes of this Rule, the bid/ask differentials in Rule 603(b)(4) will not be violated upon a change in a bid (offer) if a Market Maker takes immediate action to adjust its offer (bid) to comply with the maximum allowable bid/ask differentials. Except in unusual market conditions, immediate shall mean within ten (10) seconds of a change in the Market Makers bid or offer.

Number of Violations Within One Calendar Year	Sanction
1 to 10	Letter of Caution
11 to 20	$200
21 to 30	$400
31 to 40	$800
Over 40	Formal Disciplinary Action

(7) **Execution of Orders in Appointed Options (Rule 605)**. Violations of Rule 605(b)(2) and (3), which specifies a limit on the total number of contracts executed during a quarter in options classes to which the Market Maker is not appointed shall be subject to the following sanctions:

Number of Violations Within Rolling Twelve Month Period	Sanction
1st Offense	Letter of Caution
2nd Offense	$500
3rd Offense	$1,000
4th Offense	$2,500
Subsequent Offenses	Formal Disciplinary Action

(8) **Mandatory Systems Testing (Rule 314)**. Failure to conduct or participate in the testing of computer systems, or failure to provide required reports or maintain required documentation, shall be subject to the fines listed below.

Violations Within One Calendar Year	Sanction
First Violation	$250
Second Violation	$500
Third Violation	$1,000
Fourth Violation	$2,000
Fifth Violation or more	Formal Disciplinary Action

(9) **Exercise of Option Contracts (Rule 700)**. Any Member who fails to submit to the Exchange in a timely manner pursuant to Rule 700 or a Regulatory Circular issued pursuant to Rule 700, "Advice Cancel", or exercise instruction relating to the exercise or non-exercise of a non-cash settled equity option shall be subject to the following fines:

Number of Cumulative Violations Within Any Twenty-Four Month Rolling Period	Individual	Member Organization
1st Offense	$500	$1,000
2nd Offense	$1,000	$2,500
Subsequent Offenses	$2,500	$5,000

(10) **Exercise Limits (Rule 309)**. Violations of Rule 309 regarding the exercise within any five (5) consecutive business days of aggregate long positions in any class of options traded on the Exchange in excess of the limits outlined in Rule 309 shall be subject to the fines listed below:

Number of Cumulative Violations Within Any Twenty-Four Month Rolling Period	Sanction
First Violation	$500
Second Violation	$1,000
Third Violation	$2,500
Subsequent Violation	$5,000

(11) **Reports Related to Position Limits (Rule 310)**. Violations of Rule 310 regarding the failure to accurately report position and account information shall be subject to the fines listed below:

Number of Cumulative Violations Within Any Twenty-Four Month Rolling Period	Sanction
First Violation	$500
Second Violation	$1,000
Third Violation	$2,500
Subsequent Violation	$5,000

(12) **Trading in Restricted Classes (Rule 403)**. Violations of Rule 403 of entering into an opening transaction in a restricted class shall be subject to the following sanctions:

Number of Cumulative Violations Within Any Twenty-Four Month Rolling Period	Sanction
1st Offense	$500
2nd Offense	$2,500
3rd Offense	$5,000
Subsequent Offense	Formal Disciplinary Action

(13) **Market Maker Quotations (Rule 604)**. Violations of Rule 604(e) regarding continuous quoting requirements shall be subject to the fines listed below. Violations of the rule that continue over consecutive trading days will be subject to a separate fine, pursuant to this paragraph (d)(13), for each day during which the violation occurs and is continuing up to a limit of fifteen consecutive trading days. In calculating fine thresholds for each Market Maker, all violations occurring within the Period in any of the Market Makers registered series are to be added together.

Number of Cumulative Violations Within Any Twenty-Four Month Rolling Period	Sanction
1st Offense	Letter of Caution
Subsequent Offense	$300 per day

(14) **Failure to Timely File Amendments to Form U4, Form U5, and Form BD (Rule 1904)**. Any Member and/or Member Organization that is required to file Form U4, Form U5, or Form BD pursuant to the Rules, or the Securities and Exchange Act of 1934, and the rules promulgated thereunder, is required to amend the applicable Form U4, Form U5, or Form BD to keep such forms current at all times. Members and/or Member Organizations shall amend Form U4, Form U5, or Form BD no later than thirty (30) days after the filer knew of or should have known of the need for the amendment.

Number of Cumulative Violations Within Any Twelve Month Rolling Period	Sanction
1st Offense	$500
2nd Offense	$1,000
3rd Offense	$2,000
Subsequent Offense	Formal Disciplinary Action

(15) **Failure to Comply with the Consolidated Audit Trail Compliance Rule Under Chapter XVII**. For failures to comply with the Consolidated Audit Trail Compliance Rule requirements under Chapter XVII, the Exchange may impose a minor rule violation fine of up to $2,500.

[Adopted: December 3, 2012; amended August 30, 2013 (SR-MIAX-2013-42); amended January 9, 2020 (SR-MIAX-2019-50); amended June 23, 2020 (SR-MIAX-2020-17)]

Rule 1015. Disciplinary Functions

(a) The Exchange may contract with another SRO to perform some or all of the Exchange's disciplinary functions. In that event, the Exchange shall specify to what extent the Rules in this Chapter shall govern Exchange disciplinary actions and to what extent the rules of the other SRO shall govern such actions. Notwithstanding the fact that the Exchange may contract with another SRO to perform some or all of the Exchange's disciplinary functions, the Exchange shall retain ultimate legal responsibility for and control of such functions.

Interpretations and Policies:

.01 The Exchange has entered into a contract with the Financial Industry Regulatory Authority ("FINRA") to provide professional hearing officers and to act as an agent of the Exchange with respect to the disciplinary procedures contained in this Chapter. All of the Rules in this Chapter shall govern Exchange disciplinary actions. Under Rule 1006(a), the professional hearing officer is designated as the Chairman of the Panel. Under Rule 1006(e), the Panel Chairman has the sole responsibility to determine the time and place of all meetings of the Panel, and make all determinations with regard to procedural or evidentiary matters, as well as prescribe the time within which all documents, exhibits, briefs, stipulations, notices or other written materials must be filed where such is not specified in the Rules.

In the course of discharging his responsibilities hereunder, the professional hearing officer shall apply the standards contained in the FINRA Industry Code of Procedure, and policies, practices and interpretations thereof, so long as the Rules in this Chapter are not in conflict.

[Adopted: December 3, 2012; amended May 27, 2016 (SR-MIAX-2016-15)]

Rule 1016. Contracts of Suspended Members

(a) When a Member, other than a Clearing Member, is suspended pursuant to Chapter IX (Summary Suspension), all open short positions of the suspended Member in option contracts and all open positions resulting from exercise of option contracts, other than positions that are secured in full by a specific deposit or escrow deposit in accordance with the Rules of the Clearing Corporation, shall be closed without unnecessary delay by all Members carrying such positions for the account of the suspended Member; provided that the Exchange may cause the foregoing requirement to be temporarily waived for such period as it may determine if it shall deem such temporary waiver to be in the interest of the public or the other Members of the Exchange.

(b) No temporary waiver hereunder by the Exchange shall relieve the suspended Member of its obligations or of damages, nor shall it waive the close out requirements of any other Rules.

(c) When a Clearing Member is suspended pursuant to Chapter IX (Summary Suspension) of these Rules, the positions of such Clearing Member shall be closed out in accordance with the Rules of the Clearing Corporation.

[Adopted: December 3, 2012]

Rule 1017. Failure to Pay Premium

(a) If the Clearing Corporation shall reject an Exchange Transaction because of the failure of the Clearing Member acting on behalf of the purchaser to pay the aggregate premiums due thereon as required by the Rules of the Clearing Corporation, the Member acting as or on behalf of the writer shall have the right either to cancel the transaction by giving notice thereof to the Clearing Member or to enter into a closing writing transaction in respect of the same option contract that was the subject of the rejected Exchange Transaction for the account of the defaulting Clearing Member.

(b) Such action shall be taken as soon as possible and in any event not later than 10:00 A.M. on the business day following the day the Exchange Transaction was rejected by the Clearing Corporation.

[Adopted: December 3, 2012]

Rule 1018. Expedited Suspension Proceeding

(a) **Initiation of Proceeding.**

(1) **Scope of Authority**. With the prior written authorization of the Chief Regulatory Officer ("CRO") or such other senior officers as the CRO may designate, the Exchange may initiate an expedited suspension proceeding with respect to alleged violations of Rule 322 (Disruptive Quoting and Trading Activity Prohibited).

(2) **Service of Notice**. The Exchange shall initiate the proceeding by serving a notice on a Member or associated person of a Member (hereinafter "Respondent"). The Exchange shall serve the notice by personal service or overnight commercial courier. The notice shall be effective upon service.

(3) **Content of Notice**. The notice shall state whether the Exchange is requesting the Respondent to be required to take action or to refrain from taking action. The notice shall be accompanied by:

(i) a declaration of facts, signed by a person with knowledge of the facts contained therein, that specifies the acts that constitute the alleged violation; and

(ii) a proposed order that contains the required elements of a suspension order (except the date and hour of the order's issuance), which are set forth in sub-paragraph (d)(2) of this Rule.

(b) **Appointment of Hearing Panel and Panel Members.**

(1) As soon as practicable after the Exchange initiates a suspension proceeding, a Hearing Panel shall be assigned in accordance with paragraph (a) of Rule 1006.

(2) If at any time a Panel Member determines that he or she has a conflict of interest or bias or circumstances otherwise exist where his or her fairness might reasonably be questioned, or if a Party files a motion to disqualify a

Panel Member, the recusal and disqualification proceeding shall be conducted in accordance with Rule 1006(a)(3), except that:

(i) a motion seeking disqualification of a Panel Member must be filed no later than 5 days after the announcement of the Hearing Panel; and

(ii) the Exchange may file a brief in opposition to the Respondent's motion no later than 5 days after service thereof.

(c) **Hearing.**

(1) **When Held**. The hearing shall be held not later than 15 days after service of the notice initiating the suspension proceeding, unless otherwise extended by the Chairman of the Hearing Panel with the consent of the Parties for good cause shown. If a Panel Member is recused or disqualified, the hearing shall be held not later than five days after a replacement Panel Member is appointed.

(2) **Service of Notice of Hearing**. A notice of date, time, and place of the hearing shall be served on the Parties not later than seven days before the hearing, unless otherwise ordered by the Chairman of the Hearing Panel. Service shall be made by personal service or overnight commercial courier. The notice shall be effective upon service.

(3) **Authority of Panel Members**. A Panel Member shall have authority to do all things necessary and appropriate to discharge his or her duties as set forth in Rule 1006.

(4) **Witnesses**. A person who is subject to the jurisdiction of the Exchange shall testify under oath or affirmation. The oath or affirmation shall be administered by a court reporter or a notary public.

(5) **Additional Information**. At any time during its consideration, the Hearing Panel may direct a Party to submit additional information. Any additional information submitted shall be provided to all Parties at least one day before the Hearing Panel renders its decision.

(6) **Transcript**. The hearing shall be recorded by a court reporter and a written transcript thereof shall be prepared. A transcript of the hearing shall be available to the Parties for purchase from the court reporter at prescribed rates. A witness may purchase a copy of the transcript of his or her own testimony from the court reporter at prescribed rates. Proposed corrections to the transcript may be submitted by affidavit to the Hearing Panel within a reasonable time determined by the Hearing Panel. Upon notice to all the Parties to the proceeding, the Hearing Panel may order corrections to the transcript as requested or sua sponte.

(7) **Record and Evidence Not Admitted**. The record shall consist of the notice initiating the proceeding, the declaration, and the proposed order described in sub-paragraph (a)(3) above; the transcript of the hearing; all evidence considered by the Hearing Panel; and any other document or item accepted into the record by the Hearing Panel. The Exchange shall be the custodian of the record. Proffered evidence that is not accepted into the record by the Hearing Panel shall be retained by the custodian of the record until the date when the Exchange's decision becomes final or, if applicable, upon the conclusion of any review by the SEC or federal courts.

(8) **Failure to Appear at a Hearing**. If a Respondent fails to appear at a hearing for which it has notice, the allegations in the notice and accompanying declaration may be deemed admitted, and the Hearing Panel may issue a suspension order without further proceedings. If the Exchange fails to appear at a hearing for which it has notice, the Hearing Panel may order that the suspension proceeding be dismissed.

(d) **Issuance of Suspension Order by Hearing Panel.**

(1) **Basis for Issuance**. The Hearing Panel shall issue a written decision stating whether a suspension order shall be imposed. The Hearing Panel shall issue the decision not later than ten days after receipt of the hearing transcript, unless otherwise extended by the Chairman of the Hearing Panel with the consent of the Parties for good cause shown. A suspension order shall be imposed if the Hearing Panel finds:

(i) by a preponderance of evidence that the alleged violation specified in the notice has occurred; and

(ii) that the violative conduct or continuation thereof is likely to result in significant market disruption or other significant harm to investors.

(2) **Content, Scope, and Form of Order**. A suspension order shall:

(i) be limited to: (1) ordering a Respondent to cease and desist from violating Rule 322, and/or (2) ordering a Respondent to cease and desist from providing access to the Exchange to a client of Respondent that is causing violations of Rule 322;

(ii) set forth the alleged violation and the significant market disruption or other significant harm to investors that is likely to result without the issuance of an order;

(iii) describe in reasonable detail the act or acts the Respondent is to take or refrain from taking and to suspend the Respondent unless and until such action is taken or refrained from; and

(iv) include the date and hour of its issuance.

(3) **Duration of Order**. A suspension order shall remain effective and enforceable unless modified, set aside, limited, or revoked pursuant to paragraph (e), below.

(4) **Service**. The Hearing Panel's decision and any suspension order shall be served by personal service or overnight commercial courier. The suspension order shall be effective upon service.

(e) **Review by Hearing Panel**. At any time after the Respondent is served with a suspension order, a Party may apply to the Hearing Panel to have the order modified, set aside, limited, or revoked. The application shall set forth with specificity the facts that support the request. The Hearing Panel shall respond to the request in writing within ten days after receipt of the request, unless otherwise extended by the Chairman of the Hearing Panel with the consent of the Parties for good cause shown. The Hearing Panel's response shall be served on the Respondent via personal service or overnight commercial courier. The filing of an application under this Rule shall not stay the effectiveness of the suspension order.

(f) **Application to SEC for Review**. Sanctions imposed pursuant to this Rule constitute final and immediately effective disciplinary sanctions imposed by the Exchange. The right to have any action under this Rule reviewed by the SEC is governed by Section 19 of the Exchange Act. The filing of an application for review shall not stay the effectiveness of a suspension order unless the SEC otherwise orders.

[Adopted: November 21, 2016 (SR-MIAX-2016-40)]

CHAPTER XI. HEARINGS, REVIEW AND ARBITRATION

Rule 1100. Scope of Chapter

This Chapter provides the procedure for persons economically aggrieved by Exchange action, including, but not limited to, those organizations whose application to become a Member have been denied, persons who have been barred from becoming associated with a Member, or organizations and persons that have been prohibited or limited with respect to Exchange services, or the services of any Exchange Member, taken pursuant to any contractual arrangement or the By-Laws or Rules of the Exchange, to apply for an opportunity to be heard and to have the complained of action reviewed. Review of disciplinary actions and arbitrations are not subject to review under this Chapter.

[Adopted: December 3, 2012]

Rule 1101. Submission of Application to Exchange

(a) **The Application**. A person who is aggrieved by any action of the Exchange within the scope of this Chapter and who desires to have an opportunity to be heard with respect to such action shall file a written application within thirty (30) days after such action has been taken. The application shall state the action complained of and the specific reasons why the applicant takes exception to such action and the relief sought. The application should indicate whether the applicant intends to submit any documents, statements, arguments or other material in support of the application, and describe any such materials.

(b) **Extensions of Time to File Applications**. An application that is not filed within the time specified in paragraph (a) of this Rule shall not be considered by the Business Conduct Committee unless the applicant files his application within such extension of time as allowed by the Chairman of such Committee. In order to obtain an extension of time within which to file an appeal, the applicant must, within the time specified in paragraph (a) of this Rule, file an application for an extension of time within which to submit the application. Such an application for an extension will be ruled upon by the Chairman of the Business Conduct Committee, and his ruling will be given in writing. Rulings on applications for extensions of time are not subject to appeal.

[Adopted: December 3, 2012]

Rule 1102. Procedure Following Applications for Hearing

(a) **Panel.** Applications for hearing and review shall be referred to the Business Conduct Committee, which shall appoint a hearing panel of no less than three (3) members of such Committee. A record of the proceedings shall be kept.

(b) **Documents**. The panel so appointed will set a hearing date and shall be furnished with all material relevant to the proceeding at least seventy-two (72) hours prior to the date of the hearing. Each party shall have the right to inspect and copy the other party’s material prior to the hearing.

(c) **Notice**. Parties to the proceeding shall be informed of the composition of the panel at least seventy-two (72) hours prior to the scheduled hearing.

[Adopted: December 3, 2012]

Rule 1103. Hearing

(a) **Members**. The parties to the hearing shall consist of the applicant and a representative of the Exchange who shall present the reasons for the action taken by the Exchange that allegedly aggrieved the applicant. In addition, any other person may intervene as a party in the hearing when the person claims an interest in the transaction that is the subject of the action and is so situated that the disposition of the action may, as a practical matter impair or impede that person's ability to protect that interest unless it is adequately represented by existing parties. Also, the panel may, in its discretion, permit a person to intervene in the action as a party when the person's claim or defense and the main action have a question of law and fact in common. The applicant is entitled to be accompanied, represented and advised by counsel at all stages of the proceeding.

(b) **Procedure for Intervention**. The person seeking intervention shall serve a motion to intervene on the Secretary, which will be transmitted to the panel. The motion shall state the grounds therefor and shall set forth the claim or defense upon which the intervention is sought.

(c) **Conduct of Hearing**. The panel shall determine all questions concerning the admissibility of evidence and shall otherwise regulate the conduct of the hearing. Each of the parties shall be permitted to make an opening statement, present witnesses and documentary evidence, cross-examine opposing witnesses and present closing arguments orally or in writing as determined by the panel. The panel shall also have the right to question all parties and witnesses to the proceeding and a record shall be kept. The formal rules of evidence shall not apply.

(d) **Decision**. The hearing panel's decision shall be made in writing and shall be sent to the parties to the proceedings. Such decision shall contain the reasons supporting the conclusions of the panel.

[Adopted: December 3, 2012]

Rule 1104. Review

(a) **Petition**. The decision of the hearing panel shall be subject to review by the Board, either on its own motion within thirty (30) days after issuance, upon written request submitted by the applicant below or by the President of the Exchange, within fifteen (15) days after issuance of the decision. Such petition shall be in writing and shall specify the findings and conclusions to which exceptions are taken together with the reasons for such exceptions. Any objection to a decision not specified by written exception shall be considered to have been abandoned and may be disregarded. Parties may petition to submit a written argument to the Board and may request an opportunity to make an oral argument before the Board. The Board, or a committee of the Board, will have sole discretion to grant or deny either request.

(b) **Conduct of Review**. The review shall be conducted by the Board or a Committee of the Board composed of at least three (3) Directors. Any Director who participated in a matter before it was appealed to the Board shall not participate in any review action by the Board concerning that matter. The review shall be made upon the record and shall be made after such further proceedings, if any, as the Board or its designated committee may order. An applicant shall be given notice of and a chance to address any issues raised by the Board on its own initiative.

(c) **Decision**. Based upon the record, the Board or its designated Committee may affirm, reverse or modify in whole or in part, the decision of the hearing panel. The decision of the Board or its designated committee shall be in writing, shall be sent to the parties to the proceeding, and shall be final.

[Adopted: December 3, 2012]

Rule 1105. Miscellaneous Provisions

(a) **Service of Notice**. Any notices or other documents may be served upon the applicant either personally or by leaving the same at his place of business or by deposit in the United States post office, postage prepaid via registered or certified mail addressed to the applicant at his last known business or residence address.

(b) **Extension of Time Limits**. Any time limits imposed under this Chapter for the submission of answers, petitions or other materials may be extended by permission of the Secretary of the Exchange. All papers and documents relating to review by the Business Conduct Committee, the Board or its designated committee must be submitted to the Secretary of the Exchange.

[Adopted: December 3, 2012]

Rule 1106. Hearing and Review Functions

The Exchange may contract with another SRO to perform some or all of the functions specified in this Chapter. In that event, the Exchange shall specify to what extent the Rules in this Chapter shall govern review of Exchange actions and hearings under this Chapter and to what extent the rules of the other SRO shall govern such activities. Notwithstanding the fact that the Exchange may contract with another SRO to perform some or all these functions, the Exchange shall retain ultimate legal responsibility for and control of such functions.

[Adopted: December 3, 2012]

Rule 1107. Arbitration

(a) **General.** The Rule 12000 Series and Rule 13000 Series of the FINRA Manual (Code of Arbitration Procedures for Customer Disputes and Code of Arbitration Procedures for Industry Disputes) (the “FINRA Code of Arbitration”), as the same may be in effect from time to time, shall govern Exchange arbitrations except as may be specified in this Rule 1107. Definitions in the FINRA Code of Arbitration shall have the same meaning as that prescribed therein, and procedures contained in the FINRA Code of Arbitration shall have the same application as toward Exchange arbitrations.

(b) **Jurisdiction.** Any dispute, claim, or controversy arising out of or in connection with the business of any Member of the Exchange, or arising out of the employment or termination of employment of associated person(s) with any Member may be arbitrated under this Rule 1107 except that:

(1) a dispute, claim, or controversy alleging employment discrimination (including a sexual harassment claim) in violation of a statue may only be arbitrated if the parties have agreed to arbitrate it after the dispute arose; and

(2) any type of dispute, claim, or controversy that is not permitted to be arbitrated under the FINRA Code of Arbitration (such as class action claims) shall not be eligible for arbitration under this Rule 1107.

(c) **Predispute Arbitration Agreements**. The requirements of FINRA Rule 2268 shall apply to predispute arbitration agreements between Members and their customers.

(d) **Referrals**. If any matter comes to the attention of an arbitrator during and in connection with the arbitrator's participation in a proceeding, either from the record of the proceeding or from material or communications related to the proceeding, that the arbitrator has reason to believe may constitute a violation of the Exchange's Rules or the federal securities laws, the arbitrator may initiate a referral of the matter to the Exchange for disciplinary investigation; provided, however, that any such referral should only be initiated by an arbitrator after the matter before him has been settled or otherwise disposed of, or after an award finally disposing of the matter has been rendered pursuant to Rule 12904 or Rule 13904 (as applicable) of the FINRA Code of Arbitration.

(e) **Payment of Awards.** Any Member, or person associated with a Member, who fails to honor an award of arbitrators appointed in accordance with this Rule 1107 shall be subject to disciplinary proceedings in accordance with Chapter X (Discipline).

(f) **Other Exchange Actions**. The submission of any matter to arbitration under this Chapter shall in no way limit or preclude any right, action or determination by the Exchange which it would otherwise be authorized to adopt, administer or enforce.

[Adopted: December 3, 2012; amended October 2, 2014 (SR-MIAX-2014-52)]

CHAPTER XII. ORGANIZATION AND ADMINISTRATION

Rule 1200. Divisions of the Exchange

The divisions of the Exchange shall include the Regulatory Division and such other Divisions as the Chief Executive Officer, with the approval of the Board, may establish. The Chief Executive Officer shall appoint a head of every Division and may designate departments within each Division.

[Adopted: December 3, 2012]

Rule 1201. Designees

(a) The Chief Executive Officer ("CEO") or the Chief Regulatory Officer ("CRO") of the Exchange may formally designate one or more qualified employees of MIAX to act in place of any person named in a rule as having authority to act under such rule in the event that the named person in the rule is not available to administer that rule.

(b) For purposes of a designation by the CEO, a qualified employee is: (1) any officer of MIAX that the CEO deems to possess the requisite knowledge and job qualifications to administer that rule; or (2) any employee of the Exchange that the CEO and the Board of Directors deems to possess the requisite knowledge and job qualifications to administer that rule.

(c) For purposes of a designation by the CRO, a qualified employee is: (1) any officer of the MIAX Regulatory Division that the CRO deems to possess the requisite knowledge and job qualifications to administer that rule; or (2) an employee of the MIAX Regulatory Division that the CRO and the Board of Directors deems to possess the requisite knowledge and job qualifications to administer that rule.

[Adopted: December 3, 2012]

Rule 1202. Membership Dues

(a) The dues payable by Members shall be fixed from time to time by the Board. Dues shall be payable in full on the first day of each month on a nonrefundable basis and shall be applied to the month beginning on that day. The Board may, on the request of a Member who is serving on active duty in the Armed Forces of the United States, waive dues during the period of such service.

(b) In addition to the fees and charges provided for by Rule 1202, the Board may, from time to time, fix and impose other fees, assessments or charges to be paid to the Exchange or to an organization designated by the Exchange by Members or by categories of Members with respect to applications, registrations, approvals, use of Exchange facilities, or other services or privileges granted.

[Adopted: December 3, 2012]

Rule 1203. Other Fees and Charges

(a) **Access Fees.** The access fees payable by Members shall be fixed from time to time by the Board.

(b) **Transaction Fees.** Members shall pay a fee for each transaction they execute on the Exchange, as may be determined by the Board.

(c) **Communication Fees.** The Board may, at its discretion, impose a communication fee for quotes entered on the Exchange in addition to the fee contained in Rule 1202(b).

(d) **Regulatory Fees or Charges.** In addition to the dues and charges specified in this Chapter, the Board may, from time to time, fix and impose other fees, assessments or charges to be paid to the Exchange by Members or by Classes of Members with respect to applications, registrations, approvals, use of Exchange facilities, regulatory oversight or other services or privileges granted.

(e) **Fee Disputes**. All disputes concerning fees, dues or charges assessed by the Exchange must be submitted to the Exchange in writing and must be accompanied by supporting documentation. All disputes related to fees, dues or other charges must be submitted to the Exchange no later than sixty (60) days after the date of the monthly invoice. All Exchange invoices are due in full on a timely basis and payable in accordance with Rule 208. Any disputed amount resolved in the Member's favor will be subsequently credited to the Clearing Member's account at the Clearing Corporation.

[Adopted: December 3, 2012; amended June 9, 2014 (SR-MIAX-2014-27)]

Rule 1204. Liability for Payment of Fees

(a) Any Member that does not pay any dues, fees, assessments, charges, fines or other amounts due to the Exchange within thirty (30) days after they have become payable shall be reported to the President, who may, after giving reasonable notice to the Member of such arrearages, suspend the Member's trading privileges until payment is made.

(b) A person associated with a Member who fails to pay any fine or other amounts due to the Exchange within thirty (30) days after such amount has become payable and after reasonable notice of such arrearages, may be suspended from association with a Member until payment is made.

[Adopted: December 3, 2012]

Rule 1205. Exchange's Costs of Defending Legal Proceedings

Any Member or person associated with a Member who fails to prevail in a lawsuit or other legal proceeding instituted by such person against the Exchange or any of its Directors, officers, committee members, limited liability members, employees or agents, and related to the business of the Exchange, shall pay to the Exchange all reasonable expenses, including attorneys' fees, incurred by the Exchange in the defense of such proceeding, but only in the event that such expenses exceed fifty thousand dollars ($50,000). This provision shall not apply to disciplinary actions by the Exchange, to administrative appeals of Exchange actions or in any specific instance where the Board has granted a waiver of this provision.

[Adopted: December 3, 2012]

Rule 1206. Committees of the Exchange

(a) **Establishment of Committees**. The Chief Executive Officer, with the approval of the Board, shall appoint any committee members that are not Directors to committees established by the Board in the By-Laws, or established by the Chief Executive Officer pursuant to authority delegated to him by the Board.

(b) **Removal of Committee Members**. The Chief Executive Officer may, with the approval of the Board, remove any committee member that is not a Director for refusal, neglect, or inability to discharge such committee member's duties.

(c) **Committee Procedures**. Except as otherwise provided in the By-Laws, the Rules or resolution of the Board, each committee shall determine its own time and manner of conducting its meetings and the vote of a majority of the members of a committee present at a meeting at which a quorum is present shall be the act of the committee. Committees may act informally by written consent of all of the members of the committee.

(d) **General Duties and Powers of Committees.** Each committee shall administer the provisions of the By-Laws and the Rules pertaining to matters within its jurisdiction. Each committee shall have such other powers and duties as may be delegated to it by the Board. Each committee is subject to the control and supervision of the Board.

[Adopted: December 3, 2012]

Rule 1207. Sales Value Fee

(a) The Sales Value Fee is assessed by the Exchange to each Member for sales on the Exchange with respect to which the Exchange is obligated to pay a fee to the Commission pursuant to Section 31 of the Exchange Act. To the extent there may be any excess monies collected under this rule, the Exchange may retain those monies to help fund general operating expenses. The sales transactions to which the fee applies are sales of options (other than options on a security index) and the sales of securities resulting from the exercise of physical-delivery options. The fee is collected indirectly from Members through their clearing firms by The Options Clearing Corporation on behalf of MIAX with respect to option sales and options exercises.

(b) The Sales Value Fee is equal to the Section 31 fee rate multiplied by the Member's aggregate dollar amount of covered sales resulting from options transactions occurring on the Exchange during any computational period.

[Adopted: December 3, 2012]

CHAPTER XIII. DOING BUSINESS WITH THE PUBLIC

Rule 1300. Eligibility

A Member may be approved by the Exchange to transact business with the public only if such Member is also a member of another registered national securities exchange or association with which the Exchange has entered into an agreement under Rule 17d-2 under the Exchange Act pursuant to which such other exchange or association shall be the designated examining authority for the Member. Approval to transact business with the public shall be based on a Member's meeting the general requirements set forth in this Chapter and the net capital requirements set forth in Chapter XVI (Net Capital Requirements). Such approval may be withdrawn if any such requirements cease to be met.

[Adopted: December 3, 2012]

Rule 1301. Registration of Registered Options Principals

(a) No Member shall be approved to transact options business with the public until those associated persons who are designated as Registered Options Principals have been approved by and registered with the Exchange. Persons engaged in the supervision of options sales practices or a person to whom the designated general partner or executive officer (pursuant to Rule 1308) or another Registered Options Principal delegates the authority to supervise options sales practices shall be designated as Registered Options Principals.

(b) Individuals who are delegated responsibility pursuant to Rule 1308 for the acceptance of discretionary accounts, for approving exceptions to a Member's criteria or standards for uncovered options accounts, and for approval of communications, shall be designated as a Registered Options Principal and are required to qualify as a Registered Options Principal by passing the SIE, the General Securities Representative qualification examination (Series 7) and the Registered Options Principal Qualification Examination (Series 4).

[Adopted: December 3, 2012; amended September 27, 2018 (SR-MIAX-2018-26); amended January 9, 2020 (SR-MIAX-2019-50)]

Rule 1302. Registration of Representatives

(a) No Member shall be approved to transact business with the public until those persons associated with it who are designated Representatives have been approved by and registered with the Exchange.

(b) A person accepting orders from non-member customers (unless such customer is a broker-dealer registered with the Securities and Exchange Commission) is required to register with the Exchange and to be qualified by passing the SIE and the General Securities Registered Representative Examination (Series 7).

[Adopted: December 3, 2012, amended November 1, 2013 (SR-MIAX-2013-48); amended December 8, 2015 (SR-MIAX-2015-71); amended September 27, 2018 (SR-MIAX-2018-26); amended January 9, 2020 (SR-MIAX-2019-50)]

Rule 1303. [Reserved]

[Adopted: December 3, 2012; amended January 9, 2020 (SR-MIAX-2019-50)]

Rule 1304. [Reserved]

[Adopted: December 3, 2012 amended November 1, 2013 (SR-MIAX-2013-48); amended December 8, 2015 (SR-MIAX-2015-71); amended January 9, 2020 (SR-MIAX-2019-50)]

Rule 1305. Discipline, Suspension, Expulsion of Registered Persons

The Exchange may discipline, suspend or terminate the registration of any registered person for violation of the Rules or the Rules of the Clearing Corporation.

[Adopted: December 3, 2012]

Rule 1306. Branch Offices

(a) Every Member approved to do options business with the public under this Chapter shall file with the Exchange and keep current a list of each of its branch offices showing the location of each such office and the name of the manager of each such office.

(b) No branch office of a Member shall transact options business with the public unless the manager of such branch office has been qualified as a Registered Options Principal; provided, that this requirement shall not apply to branch offices in which not more than three (3) Representatives are located so long as the Member can demonstrate that the options activities of such branch offices are appropriately supervised by a Registered Options Principal.

(c) **Definition of Branch Office**. A "branch office" is any location where one or more associated persons of a Member regularly conduct the business of effecting any transactions in, or inducing or attempting to induce the purchase or sale of any security, or is held out as such, excluding:

(1) any location that is established solely for customer service and/or back office type functions where no sales activities are conducted and that is not held out to the public as a branch office;

(2) any location that is the associated person's primary residence; provided that:

(i) only one associated person, or multiple associated persons, who reside at that location and are members of the same immediate family, conduct business at the location;

(ii) the location is not held out to the public as an office and the associated person does not meet with customers at the location;

(iii) neither customer funds nor securities are handled at that location;

(iv) the associated person is assigned to a designated branch office, and such branch office is reflected on all business cards, stationery, advertisements and other communications to the public by such associated person;

(v) the associated person's correspondence and communications with the public are subject to all supervisory provisions of the Exchange's Rules;

(vi) electronic communications (e.g., e-mail) are made through the Member's electronic system;

(vii) all orders are entered through the designated branch office or an electronic system established by the Member that is reviewable at the branch office;

(viii) written supervisory procedures pertaining to supervision of sales activities conducted at the residence are maintained by the Member; and

(ix) a list of the locations is maintained by the Member;

(3) any location, other than a primary residence, that is used for securities business for less than 30 business days in anyone calendar year, provided the Member complies with the provisions of (ii) through (viii) of paragraph (2) above;

(4) an office of convenience, where the associated person occasionally and exclusively by appointment meets with customers, which is not held out to the public as a branch office (where such location is on bank premises, however, only signage required by the Interagency Statement (Statement on Retail Sales of Nondeposit Investment Products required under Banking Regulations) may be displayed);

(5) any location that is used primarily to engage in non-securities activities and from which the associated person effects no more than 25 securities transactions in any one calendar year; provided that any advertisements or sales literature identifying such location also sets forth the address and telephone number of the location from which the associated person conducting business at the non-branch locations are directly supervised;

(6) the Floor of a registered national securities exchange where a Member conducts a direct access business with public customers; or

(7) a temporary location established in response to the implementation of a business continuity plan.

(d) Notwithstanding the exclusions in subparagraphs (c)(1) - (7) above, any location that is responsible for supervising the activities of persons associated with a Member at one or more non-branch locations of such Member is considered to be a branch office.

(e) For purposes of this Rule, the term "business day" shall not include any partial business day provided that the associated person spends at least four hours on such business day at his or her designated branch office during the hours that such office is normally open for business.

(f) For purposes of this Rule, the term "associated person of a Member" is defined as a Member or employee associated with a Member.

(g) For purposes of (c)(2)(viii) above, written supervisory procedures shall include criteria for on-site for cause reviews of an associated person's primary residence. Such reviews must utilize risk-based sampling or other techniques designed to assure compliance with applicable securities laws and regulations and with Exchange Rules.

(h) For purposes of (c)(2)(viii) and (3) above, written supervisory procedures for such residences and other remote locations must be designed to assure compliance with applicable securities laws and regulations and with Exchange Rules.

(i) Factors which should be considered when developing risk-based sampling techniques to determine the appropriateness of on-site for cause reviews of selected residences and other remote locations shall include, but not be limited to, the following: (1) the firm's size; (2) the firm's organizational structure; (3) the scope of business activities; (4) the number and location of offices; (5) the number of associated persons assigned to a location; (6) the nature and complexity of products and services offered; (7) the volume of business done; (8) whether the location has a Series 9/10-qualified person on-site; (9) the disciplinary history of the registered persons or associated persons, including a review of such person's customer complaints and Forms U4 and U5; and (10) the nature and extent of a registered person's or associated person's outside business activities, whether or not related to the securities business.

[Adopted: December 3, 2012; amended January 9, 2020 (SR-MIAX-2019-50)]

Rule 1307. Opening of Accounts

(a) **Approval Required.** No Member shall accept an order from a customer to purchase or write an option contract unless the customer's account has been approved for options transactions in accordance with the provisions of this Rule.

(b) **Diligence in Opening Account.** In approving a customer's account for options transactions, a Member shall exercise due diligence to learn the essential facts as to the customer and his investment objectives and financial situation, and shall make a record of such information, which shall be retained in accordance with Rule 1308. Based upon such information, the branch office manager or other Registered Options Principal shall approve in writing the customer's account for options transactions; provided, that if the branch office manager is not a Registered Options Principal, his approval shall within a reasonable time be confirmed by a Registered Options Principal.

(1) In fulfilling its obligations under this paragraph with respect to options customers that are natural persons, a Member shall seek to obtain the following information at a minimum (information shall be obtained for all members in a joint account):

(i) investment objectives (e.g., safety of principal, income, growth, trading profits, speculation);

(ii) employment status (name of employer, self-employed or retired);

(iii) estimated annual income from all sources;

(iv) estimated net worth (exclusive of family residence);

(v) estimated liquid net worth (cash, securities, other);

(vi) marital status;

(vii) number of dependents;

(viii) age; and

(ix) investment experience and knowledge (e.g., number of years, size, frequency and type of transactions for options, stocks and bonds, commodities, other).

(2) In addition to the information required in subparagraph (1) above, the customer's account records shall contain the following information, if applicable:

(i) source or sources of background and financial information (including estimates) concerning the customer;

(ii) discretionary trading authorization, including agreement on file, name, relationship to customer and experience of person holding trading authority;

(iii) date(s) options disclosure document(s) furnished to customer;

(iv) nature and types of transactions for which account is approved (e.g., buying, covered writing, uncovered writing, spreading, discretionary transactions);

(v) name of Representative;

(vi) name of Registered Options Principal approving account;

(vii) date of approval; and

(viii) dates of verification of currency of account information.

(3) Refusal of a customer to provide any of the information called for in this paragraph (b) shall be so noted on the customer's records at the time the account is opened. Information provided shall be considered together with other information available in determining whether and to what extent to approve the account for options transactions.

(c) **Verification of Customer Background and Financial Information.** The background and financial information upon which the account of every new customer that is a natural person has been approved for options trading, including all of the information required in paragraph (b)(2) of this Rule, unless the information is included in the customer's account agreement, shall be sent to the customer for verification or correction within fifteen (15) days after the customer's account has been approved for options transactions. A copy of the background and financial information on file with the Member shall also be sent to the customer for verification within fifteen (15) days after the Member becomes aware of any material change in the customer's financial situation. Absent advice from the customer to the contrary, the information will be deemed to be verified.

(d) **Agreements to Be Obtained.** Within fifteen (15) days after a customer's account has been approved for options transactions, a Member shall obtain from the customer a written agreement that the account shall be handled in accordance with the Rules and the Rules of the Clearing Corporation and that such customer, acting alone or in concert with others, will not violate the position or exercise limits set forth in Rules 307 and 309.

(e) **Options Disclosure Documents to Be Furnished.** At or prior to the time a customer's account is approved for options transactions, a Member shall furnish the customer with one (1) or more current options disclosure documents in accordance with the requirements of Rule 1315.

(f) Every Member transacting business with the public in uncovered option contracts shall develop, implement and maintain specific written procedures governing the conduct of such business that shall at least include the following:

(1) specific criteria and standards to be used in evaluating the suitability of uncovered short options transactions for a particular customer;

(2) specific procedures for approval of accounts engaged in writing uncovered short option contracts (which for the purposes of this Rule shall include combinations and any transactions that involve naked writing), including written approval of such accounts by a Registered Options Principal;

(3) designation of a specific Registered Options Principal qualified individual(s) as the person responsible for approving accounts that do not meet the specific criteria and standards for writing uncovered short options transactions and for maintaining written records of the reasons for every account so approved;

(4) establishment of specific minimum net equity requirements for initial approval and maintenance of customer uncovered options accounts; and

(5) requirements that customers approved for writing uncovered short options transactions be provided with a special written description of the risks inherent in writing uncovered short options transactions, at or prior to the initial uncovered short options transaction pursuant to Rule 1315(c).

[Adopted: December 3, 2012; amended January 9, 2020 (SR-MIAX-2019-50)]

Rule 1308. Supervision of Accounts

(a) **Duty to Supervise--Non-Member Accounts**. The general partners or directors of each Member that conducts a non-member customer business shall provide for appropriate supervisory control and shall designate a general partner or executive officer, who shall be identified to the Exchange, to assume overall authority and responsibility for internal supervision and control of the organization and compliance with securities laws and regulations. This person, who may be the same individual designated pursuant to substantially similar New York Stock Exchange or FINRA rules, shall:

(1) Delegate to qualified employees responsibilities and authority for supervision and control of each office, department or business activity, and shall provide for appropriate written procedures of supervision and control.

(2) Establish a separate system of follow-up and review to determine that the delegated authority and responsibility is being properly exercised.

(3) Develop and implement written policies and procedures reasonably designed to independently supervise the activities of accounts serviced by branch office managers, sales managers, regional/district sales managers or any person performing a similar supervisory function. Such supervisory reviews must be performed by a qualified Registered Options Principal who:

(i) Is either senior to, or otherwise independent of, the producing manager under review. For purposes of this Rule, an "otherwise independent" person: may not report either directly or indirectly to the producing manager under review; must be situated in an office other than the office of the producing manager; must not otherwise have supervisory responsibility over the activity being reviewed; and must alternate such review responsibility with another qualified person every two years or less. Further, if a person designated to review a producing manager receives an override or other income derived from that producing manager's customer activity that represents more than 10% of the designated person's gross income derived from the Member over the course of a rolling twelve-month period, the Member must establish alternative senior or otherwise independent supervision

of that producing manager to be conducted by a qualified Registered Options Principal other than the designated person receiving the income.

(ii) If a Member is so limited in size and resources that there is no qualified Registered Options Principal senior to, or otherwise independent of, the producing manager to conduct the reviews pursuant to paragraph (a)(3)(i) of this Rule (for instance, the Member has only one office, or an insufficient number of qualified personnel who can conduct reviews on a two-year rotation), the reviews may be conducted by a Registered Options Principal in compliance with paragraph (a)(3)(i) of this Rule to the extent practicable.

(iii) A Member relying on paragraph (a)(3)(ii) of this Rule must document the factors used to determine that complete compliance with all of the provisions of paragraph (a)(3)(i) of this Rule is not possible, and that the required supervisory systems and procedures in place with respect to any producing manager comply with the provisions of paragraph (a)(3)(i) of this Rule to the extent practicable.

(b) **Maintenance of Customer Records.**

(1) Background and financial information of customers who have been approved for options transactions shall be maintained at both the branch office servicing the customer's account and the principal supervisory office having jurisdiction over that branch office. Copies of account statements of options customers shall be maintained at both the branch office supervising the accounts and the principal supervisory office having jurisdiction over that branch for the most recent six-month period. With respect to the record retention responsibility of principal supervisory offices, customer information and account statements may be maintained at a location off premises so long as the records are readily accessible and promptly retrievable. Other records necessary to the proper supervision of accounts shall be maintained at a place easily accessible both to the branch office servicing the customer's account and to the principal supervisory office having jurisdiction over that branch office.

(2) Upon the written instructions of a customer, a Member may hold mail for a customer who will not be at his or her usual address for the period of his or her absence, but (i) not to exceed two months if the Member is advised that such customer will be on vacation or traveling or (ii) not to exceed three months if the customer is going abroad.

(3) Before any customer order is executed, there must be placed upon the memorandum for each transaction, the name or designation of the account (or accounts) for which such order is to be executed. No change in such account name(s) (including related accounts) or designation(s) (including error accounts) shall be made unless the change has been authorized by a Member or a person(s) designated by the designated general partner or executive officer (pursuant to Rule 1308). Such person must, prior to giving his or her approval of the account designation change, be personally informed of the essential facts relative thereto and indicate his or her approval of such change in writing on the order or other similar record of the Member. The essential facts relied upon by the person approving the change must be documented in writing and preserved for a period of not less than three years, the first two years in an easily accessible place, as the term "easily accessible place" is used in SEC Rule 17a-4.

(4) For purposes of this paragraph (b)(3), a person(s) designated by the designated general partner or officer (pursuant to Rule 1308) must be a Registered Options Principal.

(c) **Internal Controls**.

(1) Members must develop and maintain adequate controls over each of its business activities. Such controls must provide for the establishment of procedures for verification and testing of those business activities. An ongoing analysis, based upon appropriate criteria, may be employed to assess and prioritize those business activities requiring independent verification and testing. A review of each Member's efforts with respect to internal controls,

including a summary of tests conducted and significant exceptions identified, must be included in the annual report required by paragraph (g) of this Rule.

(2) A Member that complies with requirements of the New York Stock Exchange or FINRA that are substantially similar to the requirements in paragraph (c)(1) of this Rule will be deemed to have met such requirements.

(d) **Annual Branch Office Inspections**.

(1) Each branch office that supervises one or more non-branch locations must be inspected no less often than once each calendar year unless:

(i) it has been demonstrated to the satisfaction of the Exchange that because of proximity, special reporting or supervisory practice, other arrangements may satisfy this Rule's requirements for a particular branch office; or

(ii) based upon the written policies and procedures of such Member providing for a systematic risk-based surveillance system, the Member submits a proposal to the Exchange and receives, in writing, an exemption from this requirement pursuant to paragraph (e) of this Rule.

(2) Every branch office, without exception, must be inspected at least once every three calendar-years. All required inspections must be conducted by a person who is independent of the direct supervision and control of the branch office in question (i.e., not the branch office manager, or any person who directly or indirectly reports to such manager, or any person to whom such manager directly reports). Written reports reflecting the results of such inspections are to be maintained with the Member for the longer of three years or until the next branch office inspection.

(3) A Member that complies with requirements of the New York Stock Exchange or FINRA that are substantially similar to the requirements in paragraph (d)(1) and (d)(2) of this Rule as well as to related requirements in paragraphs (e) and (f) of this Rule will be deemed to have met such requirements.

(4) Each Member obligated to complete an annual branch office inspection in calendar year 2020 pursuant to Rule 1308(d) will be deemed to have satisfied such obligation if the applicable inspection is completed on or before March 31, 2021.

(5) Each Member obligated to conduct an inspection of a branch office or non-branch location in calendar years 2020, 2021, and 2022 pursuant to Rule 1308(d), as applicable, may, subject to the requirements of Rule 1308(d)(5), satisfy such obligation by conducting the applicable inspection remotely, without an on-site visit to the office or location. In accordance with Rule 1308(d)(4), inspections for calendar year 2020 must be completed on or before March 31, 2021. Inspections for calendar year 2021 must be completed on or before December 31, 2021. With respect to a Member's obligation to conduct an inspection of an office or location in calendar year 2022, a Member has the option to conduct those inspections remotely through December 31, 2022. Notwithstanding Rule 1308(d)(5), a Member remains subject to the other requirements of Rule 1308(d).

(i) **Written Supervisory Procedures for Remote Inspections**. Consistent with a Member's obligations under Rule 1308(d), a Member that elects to conduct its branch office inspections remotely for any of the calendar years specified in this subparagraph (d)(5) must amend or supplement its written supervisory procedures to provide for remote inspections that are reasonably designed to assist in detecting and preventing violations of and achieving compliance with applicable securities laws and regulations, and with applicable Exchange Rules.

Reasonably designed procedures for conducting remote inspections of offices or locations should include, among other things: (i) a description of the methodology, including technologies permitted by the branch office, that may be used to conduct remote inspections; and (ii) the use of other risk-based systems employed generally by the branch office to identify and prioritize for review those areas that pose the greatest risk of potential violations of applicable securities laws and regulations, and of applicable Exchange Rules.

(ii) **Effective Supervisory System**. The requirement to conduct inspections of offices and locations is one part of a Member's overall obligation to have an effective supervisory system and therefore, a Member must continue with its ongoing review of the activities and functions occurring at all offices and locations, whether or not the Member conducts inspections remotely. A Member's use of a remote inspection of an office or location will be held to the same standards for review as set forth under Rule 1308(d). Where a Member's remote inspection of an office or location identifies any indicators of irregularities or misconduct (i.e., "red flags"), the Member may need to impose additional supervisory procedures for that office or location or may need to provide for more frequent monitoring or oversight of that office or location, including potentially a subsequent physical, on-site visit on an announced or unannounced basis when the branch office's operational difficulties associated with COVID-19 abate, nationally or locally as relevant, and the challenges a branch office is facing in light of the public health and safety concerns make such on-site visits feasible using reasonable best efforts. The temporary relief provided by Rule 1308(d)(5) does not extend to a Member's inspection requirements beyond December 31, 2022 and such inspections must be conducted in compliance with Rule 1308(d)(1) through (3).

(iii) **Documentation Requirement**. A Member must maintain and preserve a centralized record for each of calendar years 2020, 2021, and 2022 that separately identifies: (1) all offices or locations that had inspections that were conducted remotely; and (2) any offices or locations for which the Member determined to impose additional supervisory procedures or more frequent monitoring, as provided in Rule 1308(d)(5). A Member's documentation of the results of a remote inspection for an office or location must identify any additional supervisory procedures or more frequent monitoring for that office or location that were imposed as a result of the remote inspection.

(e) **Risk-Based Surveillance and Branch Office Identification**.

(1) Any Member seeking an exemption, pursuant to Rule 1308(d)(1)(ii), from the annual branch office inspection requirement must submit to the Exchange written policies and procedures for systematic risk-based surveillance of its branch offices. Such policies and procedures should reflect, among other factors, the Member's business model and product mix. Such policies and procedures must also, at a minimum, provide for:

(i) The inspection of branches where developments during the year require a reconsideration of such branch's exemption;

(ii) A requirement that no less than half of the branch offices inspected each year on a cycle basis be done on an unannounced basis; and

(iii) A system to enable employees to report compliance issues on a confidential basis outside of the branch office chain of command.

(2) For purposes of paragraph (e)(1) of this Rule, the risk-based factors to be considered should include, but not necessarily be limited to, the following:

(i) Number of Registered Representatives;

(ii) A significant increase in the number of Registered Representatives;

(iii) Number of customers and volume of transactions;

(iv) A significant increase in branch office revenues;

(v) Incidence of concentrated securities positions in customer's accounts;

(vi) Aggregate customer assets held;

(vii) Nature of the business conducted and the sales practice risk to investors associated with the products sold, and product mix (e.g. options, equities, mutual funds, annuities, etc.);

(viii) Numbers of accounts serviced on a discretionary basis;

(ix) Compliance and regulatory history of the branch, including:

(A) Registered Representatives subject to special supervision by the Member, self-regulatory authorities, state regulatory authorities or the Securities and Exchange Commission in years other than the previous or current year;

(B) Complaints, arbitrations, internal discipline, or prior inspection findings; and

(C) Persons subject to recent disciplinary actions by self-regulatory authorities, state regulatory authorities or the Securities and Exchange Commission.

(x) Operational factors, such as the number of errors and account designation changes per Registered Representative;

(xi) Incidence of accommodation mailing addresses (e.g., post office boxes and "care of" accounts);

(xii) Whether the branch office permits checks to be picked up by customers or hand delivery of checks to customers;

(xiii) Experience, function (producing or non-producing) and compensation structure of branch office manager;

(xiv) Branch offices recently opened or acquired; and

(xv) Changes in branch location, status or management personnel.

(3) Notwithstanding any policies or procedures implemented pursuant to this Rule, branch offices that meet any of the following criteria must be inspected no less often than once each calendar year:

(i) Offices with one or more Registered Representatives subject to special supervision as required by a self-regulatory authority or state regulatory authority during the current or immediately preceding year.

(ii) Offices with 25 or more registered individuals;

(iii) Offices in the top 20% of production or customer assets for the Member organization;

(iv) Any branch office not inspected within the previous two calendar years; and

(v) Any branch office designated as exercising supervision over another branch office.

(f) **Criteria for Inspection Programs**. An annual branch office inspection program must include, but is not limited to, testing and independent verification of internal controls related to the following areas:

(1) Safeguarding of customer funds and securities;

(2) Maintaining books and records;

(3) Supervision of customer accounts serviced by branch office managers;

(4) Transmittal of funds between customers and Registered Representatives and between customers and third parties;

(5) Validation of customer address changes; and

(6) Validation of changes in customer account information.

(g) **Written Report**. By April 1 of each year, each Member that conducts a non-member customer business shall submit to the Exchange a written report on the Member's supervision and compliance effort during the preceding year and on the adequacy of the Member's ongoing compliance processes and procedures. Each Member that conducts a public customer options business shall also specifically include its options compliance program in the report. The report shall include, but not be limited to, the following:

(1) A tabulation of customer complaints (including arbitrations and civil actions) and internal investigations.

(2) Identification and analysis of significant compliance problems, plans for future systems or procedures to prevent and detect violations and problems, and an assessment of the preceding year's efforts of this nature.

(3) Discussion of the preceding year's compliance efforts, new procedures, educational programs, etc. in each of the following areas: (i) antifraud and trading practices; (ii) investment banking activities; (iii) sales practices; (iv) books and records; (v) finance and operations; (vi) supervision; (vii) internal controls, and (viii) anti-money laundering. If any of these areas do not apply to the Member organization, the report shall so state.

(4) For each Member, the designation of a general partner or principal executive officer as Chief Compliance Officer (which designation shall be updated on Schedule A of Form BD).

(5) A certification signed by the Member's Chief Executive Officer (or equivalent), that:

(i) The Member has in place processes to:

(A) establish and maintain policies and procedures reasonably designed to achieve compliance with applicable Exchange Rules and federal securities laws and regulations;

(B) modify such policies and procedures as business, regulatory and legislative changes and events dictate; and

(C) test the effectiveness of such policies and procedures on a regular basis, the timing and extent of which is reasonably designed to ensure continuing compliance with Exchange Rules and federal securities laws and regulations.

(ii) the Chief Executive Officer (or equivalent officer) conducted one or more meetings with the organization's Chief Compliance Officer during the preceding 12 months, and that they discussed and reviewed the matters described in this certification, including the organization's prior compliance efforts, and identified and addressed significant compliance problems and plans for emerging business areas;

(iii) the processes described in paragraph (g)(5)(i) of this Rule, are evidenced in a report reviewed by the Chief Executive Officer (or equivalent officer), Chief Compliance Officer and such other officers as the organization may deem necessary to make this certification, and submitted to the organization's board of directors and audit committee (if such committee exists) on or before April 1st of each year; and

(iv) the Chief Executive Officer (or equivalent officer) has consulted with the Chief Compliance Officer and other officers referenced in paragraph (g)(5)(iii) of this Rule and such other employees, outside consultants, lawyers and accountants, to the extent they deem appropriate, in order to attest to the statements made in this certification.

(6) A Member that specifically includes its options compliance program in a report that complies with substantially similar requirements of the New York Stock Exchange or FINRA will be deemed to have met the requirements of this Rule 1308(g) and Rule 1308(h).

(h) **Reports to Control Persons**. By April 1 of each year, each Member shall submit a copy of the report that Rule 1308(g) requires the Member to prepare to its one or more control persons or, if the Member has no control person, to the audit committee of its board of directors or its equivalent committee or group. In the case of a control person that is an organization (a "controlling organization"), the Member shall submit the report to the general counsel of the controlling organization and to the audit committee of the controlling organization's board of directors or its equivalent committee or group. For the purpose of this paragraph, "control person" means a person who controls the Member organization within the meaning of Rule 100.

(i) Each Member that conducts a non-member customer business shall establish, maintain, and enforce written procedures which detail the specific methods used to supervise all non-member customer accounts, and all orders in such accounts. Such written procedures shall specifically identify the titles and positions of individuals who have been delegated authority and responsibility for an identified segment of the Member organization's business, including option compliance functions. The procedures shall also include the registration status and location of all such supervisory and compliance personnel. Each Member shall also develop and implement specific written procedures concerning the manner of supervision of customer accounts maintaining uncovered short option positions, and specifically providing for frequent supervisory review of such accounts.

(j) Each Member shall maintain at the principal supervisory office having jurisdiction over the office servicing the customer's account, or shall have readily accessible and promptly retrievable, information to permit review of each customer's options account on a timely basis to determine (i) the compatibility of options transactions with investment objectives and with the types of transactions for which the account was approved; (ii) the size and frequency of options transactions; (iii) commission activity in the account; (iv) profit or loss in the account; (v) undue concentration in any options class or classes and (vi) compliance with the provisions of Regulation T of the Federal Reserve Board.

(k) Documentation evidencing the annual written report required by paragraph (g) of this Rule, must be maintained in a place that is easily accessible and shall be provided to the Exchange upon request.

Interpretations and Policies:

.01 Members required to file an annual report under paragraph (g) above must file such report electronically with the Exchange by utilizing the system or software prescribed by the Exchange which will be announced via Regulatory Circular.

[Adopted: December 3, 2012; amended August 12, 2016 (SR-MIAX-2016-29); amended February 2, 2018 (SR-MIAX-2018-01); amended March 30, 2020 (SR-MIAX-2020-06); amended June 4, 2020 (SR-MIAX-2020-15); amended July 2, 2020 (SR-MIAX-2020-24); amended February 8, 2021 (SR-MIAX-2021-01); amended March 7, 2022 (SR-MIAX-2022-09)]

Rule 1309. Suitability of Recommendations

(a) Every Member, Registered Options Principal or Representative who recommends to a customer the purchase or sale (writing) of any option contract shall have reasonable grounds for believing that the recommendation is not unsuitable for such customer on the basis of the information furnished by such customer after reasonable inquiry as to his investment objectives, financial situation and needs, and any other information known by such Member, Registered Options Principal or Representative.

(b) No Member, Registered Options Principal or Representative shall recommend to a customer an opening transaction in any option contract unless the person making the recommendation has a reasonable basis for believing at the time of making the recommendation that the customer has such knowledge and experience in financial matters that he may reasonably be expected to be capable of evaluating the risks of the recommended transaction, and is financially able to bear the risks of the recommended position in the option contract.

[Adopted: December 3, 2012; amended January 9, 2020 (SR-MIAX-2019-50)]

Rule 1310. Discretionary Accounts

(a) **Authorization and Approval Required.** No Member shall exercise any discretionary power with respect to trading in option contracts in a customer's account unless such customer has given prior written authorization and the account has been accepted in writing by a Registered Options Principal.

(1) Each firm shall designate specific Registered Options Principal qualified individuals pursuant to Rule 1308 to review discretionary accounts. A Registered Options Principal qualified person specifically delegated such responsibilities under Rule 1308 (who is an individual other than the Registered Options Principal who accepted the account) shall review the acceptance of each discretionary account to determine that the Registered Options Principal accepting the account had a reasonable basis for believing that the customer was able to understand and bear the risks of the strategies or transactions proposed, and the individual shall maintain a record of the basis for his determination.

(2) Every discretionary order shall be identified as discretionary on the order at the time of its entry into the System.

(3) Discretionary accounts shall receive frequent appropriate supervisory review by a Registered Options Principal qualified person specifically delegated such responsibilities under Rule 1308 who is not exercising the discretionary authority.

(b) **Record of Transactions.** A record shall be made of every options transaction for an account with respect to which a Member is vested with any discretionary power, such record to include the name of the customer, options class and series, number of contracts, premium, and date and time when such transaction took place.

(c) **Excessive Transactions Prohibited.** No Member shall effect with or for any customer's account with respect to which such Member is vested with any discretionary power any transactions of purchase or sale of option contracts that are excessive in size or frequency in view of the financial resources and character of such account.

(d) **Discretion as to Price or Time Excepted.** This Rule shall not apply to discretion as to the price at which or the time when an order given by a customer for the purchase or sale of a definite number of option contracts in a specified security shall be executed, except that the authority to exercise time and price discretion will be considered to be in effect only until the end of the business day on which the customer granted such discretion, absent a specific, written contrary indication signed and dated by the customer. This limitation shall not apply to time and price discretion exercised in an institutional account, as defined below, pursuant to valid Good-Till-Cancelled instructions issued on a "not held" basis. Any exercise of time and price discretion must be reflected on the order ticket. As used in this paragraph (d) the term "institutional account" shall mean the account of:

(1) a bank, savings and loan association, insurance company, or registered investment company;

(2) an investment adviser registered either with the Securities and Exchange Commission under Section 203 of the Investment Advisers Act of 1940 or with a state securities commission (or any agency or office performing like functions); or

(3) any other entity (whether a natural person, corporation, partnership, trust or otherwise) with total assets of at least $50 million.

(e) **Options Programs.** Where the discretionary account utilizes options programs involving the systematic use of one or more options strategies, the customer shall be furnished with a written explanation (meeting the requirements of Rule 1322) of the nature and risks of such programs.

(f) Any Member that does not utilize computerized surveillance tools for the frequent and appropriate review of discretionary account activity must establish and implement procedures to require Registered Options Principal qualified individuals who have been designated to review discretionary accounts to approve and initial each discretionary order on the day entered.

[Adopted: December 3, 2012; amended January 9, 2020 (SR-MIAX-2019-50)]

Rule 1311. Confirmation to Customers

(a) Every Member shall promptly furnish to each customer a written confirmation of each transaction in option contracts that shows the underlying security, type of options, expiration month, exercise price, number of option contracts, premium, commissions, date of transaction and settlement date, and shall indicate whether the transaction is a purchase or sale and whether a principal or agency transaction.

(b) The confirmation shall, by appropriate symbols, distinguish between Exchange Transactions and other transactions in option contracts though such confirmation does not need to specify the exchange or exchanges on which such option contracts were executed.

[Adopted: December 3, 2012]

Rule 1312. Statement of Accounts to Customers

(a) Every Member shall send to its customers a statement of account showing security and money positions, entries, interest charges and any special charges that have been assessed against such account during the period covered by the statement; provided, however, that such charges need not be specifically delineated on the statement if they are otherwise accounted for on the statement and have been itemized on transaction confirmations.

(b) With respect to options customers having a general (margin) account, the customer statement shall also provide the mark-to-market price and market value of each options position and other security position in the general (margin) account, the total market value of all positions in the account, the outstanding debit or credit balance in the account, and the general (margin) account equity. For purposes of this paragraph, general (margin) account equity shall be computed by subtracting the total of the short security values and any debit balance from the total of the long security values and any credit balance.

(c) The customer statement shall bear a legend stating that further information with respect to commissions and other charges related to the execution of listed options transactions has been included in confirmations of such transactions previously furnished to the customer, and that such information will be made available to the customer promptly upon request.

(d) Customer statements shall bear a legend requesting that the customer promptly advise the Member of any material change in the customer's investment objectives or financial situation.

(e) Customer statements shall be sent at least quarterly to all accounts having a money or a security position during the preceding quarter and at least monthly to all accounts having an entry during the preceding month.

[Adopted: December 3, 2012]

Rule 1313. Statements of Financial Condition to Customers

Every Member shall send to each of its customers statements of the Member's financial condition as required by Rule 17a-5 under the Exchange Act.

[Adopted: December 3, 2012]

Rule 1314. Addressing of Communications to Public Customers

No Electronic Exchange Member shall address any communications to a Public Customer in care of any other person unless either: (a) the Public Customer, within the preceding twelve (12) months, has instructed the Electronic Exchange Member in writing to send communications in care of such other persons; or (b) duplicate copies are sent to the Public Customer at some other address designated in writing by him.

[Adopted: December 3, 2012]

Rule 1315. Delivery of Current Options Disclosure Documents and Prospectus

(a) **Options Disclosure Documents.** Every Member shall deliver a current options disclosure document to each customer at or prior to the time such customer's account is approved for options transactions. Where a customer is a broker or dealer, the Member shall take reasonable steps to assure that such broker or dealer is furnished reasonable quantities of current options disclosure documents, as requested by the broker or dealer, to enable it to comply with the requirements of this Rule.

(1) The term "current options disclosure document" means, as to any category of underlying security, the most recent edition of such document that meets the requirements of Rule 9b-1 under the Exchange Act.

(2) A copy of each amendment to an options disclosure document shall be furnished to each customer who was previously furnished the options disclosure document to which the amendment pertains, not later than the time a confirmation of a transaction in the category of options to which the amendment pertains is delivered to such customer. The Exchange will advise Members when an options disclosure document is amended.

(b) **Prospectus.** Every Member shall furnish a copy of the current prospectus of the Clearing Corporation to each customer who requests one. The Exchange will advise Members when a new prospectus is available. The term "current prospectus of Clearing Corporation" means the prospectus portion of the most recent Form S-20, which prospectus portion then meets the delivery requirements of Rule 153b under the Securities Act.

(c) The written description of risks required by Rule 1307(f)(5) shall be in a format prescribed by the Exchange or in a format developed by the Member, provided it contains substantially similar information as the prescribed Exchange format and has received prior written approval of the Exchange.

(d) Below is a sample risk description for use by Members to satisfy the requirements of paragraph (c) of this Rule.

<u>Special Statement for Uncovered Options Writers</u>

There are special risks associated with uncovered options writing which expose the investor to potentially significant loss. Therefore, this type of strategy may not be suitable for all customers approved for options transactions.

1. The potential loss of uncovered call writing is unlimited. The writer of an uncovered call is in an extremely risky position, and may incur large losses if the value of the underlying instrument increases above the exercise price.

2. As with writing uncovered calls, the risk of writing uncovered put options is substantial. The writer of an uncovered put option bears a risk of loss if the value of the underlying instrument declines below the exercise price. Such loss could be substantial if there is a significant decline in the value of the underlying instrument.

3. Uncovered options writing is thus suitable only for the knowledgeable investor who understands the risks, has the financial capacity and willingness to incur potentially substantial losses, and has sufficient liquid assets to meet applicable margin requirements. In this regard, if the value of the underlying instrument moves against an uncovered writer's options position, the investor's broker may request significant additional margin payments. If an investor does not make such margin payments, the broker may liquidate stock or options positions in the investor's account with little or no prior notice in accordance with the investor's margin agreement.

4. For combination writing, where the investor writes both a put and a call on the same underlying instrument, the potential risk is unlimited.

5. If a secondary market in options were to become unavailable, investors could not engage in closing transactions, and an options writer would remain obligated until expiration or assignment.

6. The writer of an American-style option is subject to being assigned an exercise at any time after he has written the option until the option expires. By contrast, the writer of a European-style option is subject to exercise assignment only during the exercise period.

NOTE: It is expected that you will read the booklet entitled CHARACTERISTICS AND RISKS OF STANDARDIZED OPTIONS available from your broker. In particular, your attention is directed to the chapter entitled Risks of Buying and Writing Options. This statement is not intended to enumerate all of the risks entailed in writing uncovered options.

[Adopted: December 3, 2012]

Rule 1316. Restrictions on Pledge and Lending of Customers' Securities

(a) No Member shall lend, either to itself or to others, securities carried for the account of any customer, unless such Member shall first have obtained a separate written authorization from such customer permitting the lending of the securities.

(b) Regardless of any agreement between a Member and a customer authorizing the Member to lend or pledge such securities, no Member shall lend or pledge more of such securities than is fair and reasonable in view of the indebtedness of the customer to such Member, except such lending as may be specifically authorized under paragraph (c) of this Rule.

(c) No Member shall lend securities carried for the account of any customer that have been fully paid for, or that are in excess of the amount that may be loaned in view of the indebtedness of the customer, unless such Member first obtains from such customer a separate written authorization designating the particular securities to be loaned.

(d) No Member shall hold securities carried for the account of any customer that have been fully paid for, or that are in excess of the amount that may be pledged in view of the indebtedness of the customer, unless such securities are segregated and identified by a method that clearly indicates the interest of such customer in those securities.

[Adopted: December 3, 2012]

Rule 1317. Transactions of Certain Customers

(a) No Member shall execute any transaction in securities or carry a position in any security in which:

(1) an officer or employee of the Exchange, or any other national securities exchange that is a participant of the Clearing Corporation, or an officer or employee of a corporation in which the Exchange or such other exchange owns the majority of the capital stock, is directly or indirectly interested, without the prior written consent of the Exchange; or

(2) a partner, officer, director, principal shareholder or employee of another Member is directly or indirectly interested, without the consent of such other Member.

(b) Where the required consent has been granted, duplicate reports of the transaction and position shall promptly be sent to the Exchange or Member, as the case may be.

[Adopted: December 3, 2012]

Rule 1318. Guarantees

No Member shall guarantee a customer against loss in his account or in any transaction effected with or for such customer.

[Adopted: December 3, 2012]

Rule 1319. Profit Sharing

(a) No Member, Registered Options Principal, Representative, officer, partner or branch office manager of the Member shall share directly or indirectly in the profits or losses in any customer's account, whether carried by such Member, or any other Member, without the prior written consent of the Member carrying the account.

(b) Where such consent is obtained, the Member, Registered Options Principal, Representative, officer, partner or branch office manager shall share in the profits or losses in such account only in direct proportion to the financial contribution made to the account by such person.

[Adopted: December 3, 2012; amended January 9, 2020 (SR-MIAX-2019-50)]

Rule 1320. Assuming Losses

No Member shall assume for its own account any position established for a customer in a security traded on the Exchange after a loss to the customer has been established or ascertained, unless the position was created by the Member's mistake or unless approval of the Exchange has first been obtained.

[Adopted: December 3, 2012]

Rule 1321. Transfer of Accounts

MIAX Members and member organizations shall comply with FINRA Rule 11870, concerning the transfer of customer accounts between Members, and any amendments thereto, as if such Rule is part of the MIAX's Rules.

[Adopted: December 3, 2012; amended June 2, 2014 (SR-MIAX-2014-16)]

Rule 1322. Options Communications

(a) **Definitions**.

(1) For purposes of this Rule and any interpretation thereof, "options communications" consist of:

(i) **Correspondence.** The term "correspondence" means any written (including electronic) communication that is distributed or made available to 25 or fewer retail investors within any 30 calendar-day period.

(ii) **Institutional Communication.** The term “institutional communication” means any written (including electronic) communication that is distributed or made available only to institutional investors, but does not include a Member’s internal communications.

(iii) **Retail Communication.** The term “retail communication” means any written (including electronic) communication that is distributed or made available to more than 25 retail investors within any 30 calendar-day period.

(2) For purposes of this Rule, the term “institutional account” shall mean the account of:

(i) a bank, savings and loan association, insurance company or registered investment company;

(ii) an investment adviser registered either with the SEC under Section 203 of the Investment Advisers Act or with a state securities commission (or any agency or office performing like functions); or

(iii) any other person (whether a natural person, corporation, partnership, trust or otherwise) with total assets of at least $50 million.

(3) **Institutional Investor.** The term “Institutional Investor” means any:

(i) person described in subsection (a)(2) of this Rule, regardless of whether the person has an account with a member;

(ii) governmental entity or subdivision thereof;

(iii) employee benefit plan, or multiple employee benefit plans offered to employees of the same employer, that meet the requirements of Section 403(b) or Section 457 of the Internal Revenue Code and in the aggregate have at least 100 participants, but does not include any participant of such plans;

(iv) qualified plan, as defined in Section 3(a)(12)(C) of the Exchange Act, or multiple qualified plans offered to employees of the same employer, that in the aggregate have at least 100 participants, but does not include any participant of such plans;

(v) member or registered person of such a member; and

(vi) person acting solely on behalf of any such institutional investor.

No member may treat a communication as having been distributed to an institutional investor if the member has reason to believe that the communication or any excerpt thereof will be forwarded or made available to any person other than an institutional investor.

(b) **Approval by Registered Options Principal.**

(1) All retail communications (except completed worksheets) issued by a Member pertaining to options shall be approved in advance by a Registered Options Principal designated by the Member’s written supervisory procedures.

(2) Correspondence need not be approved by a Registered Options Principal prior to use. All correspondence is subject to the supervision and review requirements of Rule 1308.

(3) **Institutional Communications.** Each Member shall establish written procedures that are appropriate to its business, size, structure, and customers for review by a Registered Options Principal of institutional communications used by the Member. Such procedures must be reasonably designed to ensure that institutional communications comply with applicable standards. When such procedures do not require review of all institutional communications prior to first use or distribution, they must include provision for the duration and training of associated persons as to the firm's procedures governing institutional communications, documentation of such education and training, and surveillance and follow-up to ensure that such procedures are implemented and adhered to. Evidence that these supervisory procedures have been implemented and carried out must be maintained and made available to the Exchange upon request.

(4) Copies of the options communications shall be retained by the Member in accordance with Rule 17a-4 under the Securities Exchange Act of 1934. The names of the persons who prepared the options communications, the names of the persons who approved the options communications, and the source of any recommendations contained therein shall be retained by the Member and kept in the form and for the time periods required for options communications by Rule 17a-4.

(c) **Exchange Approval Required**. In addition to the approval required by paragraph (b) of this Rule, all retail communications issued by a Member pertaining to standardized options that is not accompanied or preceded by the applicable current options disclosure document ("ODD") shall be submitted to the Exchange at least ten (10) calendar days prior to use (or such shorter period as the Exchange may allow in particular instances) for approval, and if changed or expressly disapproved by the Exchange, shall be withheld from circulation until any changes specified by the Exchange have been made or, in the event of disapproval, until the communication has been resubmitted for, and has received, Exchange approval. The requirements of this paragraph shall not be applicable to:

(1) options communications submitted to another self-regulatory organization having comparable standards pertaining to such communications, and

(2) communications in which the only reference to options is contained in a listing of the services of the Member;

(3) the ODD; and

(4) the prospectus.

(d) **General Standards.** No Member or associated person shall use any options communication which:

(1) Contains any untrue statement or omission of a material fact or is otherwise false or misleading;

(2) Contains promises of specific results, exaggerated or unwarranted claims, opinions for which there is no reasonable basis or forecasts of future events which are unwarranted or which are not clearly labeled as forecasts;

(3) Contains cautionary statements or caveats that are not legible, are misleading, or are inconsistent with the content of the materials;

(4) Contains statements suggesting the certain availability of secondary market for options;

(5) Fails to reflect the risks attendant to options transactions and the complexities of certain options investment strategies;

(6) Fails to include a warning to the effect that options are not suitable for all investors or contains suggestions to the contrary;

(7) Fails to include a statement that supporting documentation for any claims (including any claims made on behalf of options programs or the options expertise of sales persons), comparisons, recommendations, statistics, or other technical data, will be supplied upon request; or

(8) Would constitute a prospectus as that term is defined in the Securities Act of 1933, unless it meets the requirements of Section 10 of the Securities Act of 1933. Paragraphs (6) and (7) shall not apply to institutional communications as defined in this Rule 1322. Any statement in any options communications referring to the potential opportunities or advantages presented by options shall be balanced by a statement of the corresponding risks. The risk statement shall reflect the same degree of specificity as the statement of opportunities, and broad generalities must be avoided.

(e) **Standards Applicable to Options Communications.**

(1) Unless preceded or accompanied by the ODD, options communications shall:

(i) Be limited to general descriptions of the options being discussed;

(ii) Contain contact information for obtaining a copy of the ODD; and

(iii) Not contain recommendations or past or projected performance figures including annualized rates of return, or names of specific securities.

(2) Options communications used prior to ODD delivery may:

(i) Contain a brief description of options, including a statement that identifies registered clearing agencies for options. The text may also contain a brief description of the general attributes and method of operation of the exchanges on which options are traded, including a discussion of how an option is priced;

(ii) Include any statement required by any state law or administrative authority; and

(iii) Include advertising designs and devices, including borders, scrolls, arrows, pointers, multiple and combined logos and unusual typefaces and lettering as well as attention-getting headlines and photographs and other graphics, provided such material is not misleading.

(f) The Rule 1322(e)(1)(ii) requirement to include contact information for obtaining a copy of the ODD may be satisfied by providing a name and address or one or more telephone numbers from which the current options disclosure document may be obtained; directing existing clients to contact their registered representative; or including a response card through which a current options disclosure document may be obtained. An internet address may also be used, however, such an address must be accompanied by either a telephone number or mailing address for use by those investors who do not have access to the internet.

(g) **Projections.**

(1) Options communications may contain projected performance figures (including projected annualized rates of return), provided that:

(i) all such communications regarding standardized options are accompanied or preceded by the ODD;

(ii) no suggestion of certainty of future performance is made;

(iii) parameters relating to such performance figures are clearly established (e.g., to indicate the exercise price of an options contract, the purchase price of the underlying stock and the options contract's market price, premium, anticipated dividends, etc.);

(iv) all relevant costs, including commissions, fees, and interest charges (if applicable with regard to margin transactions) are disclosed and reflected in the projections;

(v) such projections are plausible and intended as a source of reference or a comparative device to be used in the development of a recommendation;

(vi) all material assumptions made in such calculations are clearly identified (e.g., "assume option expires," "assume option unexercised," "assume option exercised," etc.);

(vii) the risks involved in the proposed transactions are also discussed; and

(viii) in communications relating to annualized rates of return, that such returns are not based upon any less than a sixty (60) day experience, any formulas used in making calculations are clearly displayed; and a statement is included to the effect that the annualized returns cited might be achieved only if the parameters described can be duplicated and that there is no certainty of doing so.

(h) **Historical Performances**. Options communications may feature records and statistics that portray the performance of past recommendations or of actual transactions, provided that:

(1) All such communications regarding standardized options are accompanied or preceded by the ODD;

(2) any such portrayal is done in a balanced manner, and consists of records or statistics that are confined to a specific "universe" that can be fully isolated and circumscribed and that covers at least the most recent twelve (12) month period;

(3) such communications include the date of each initial recommendation or transaction, the price of each such recommendation or transaction as of such date, and the date and price of each recommendation or transaction at the end of the period or when liquidation was suggested or effected, whichever was earlier; provided that if the communications are limited to summarized or averaged records or statistics in lieu of the complete record, there may be included in the number of items recommended or transacted, the number that advanced and the number that declined, together with an offer to provide the complete record upon request;

(4) all relevant costs, including commissions, fees, and daily margin obligations (as applicable) are disclosed and reflected in the performance;

(5) whenever such communications contain annualized rate of return, all material assumptions used in the process of annualization are disclosed;

(6) an indication is provided of the general market conditions during the period(s) covered, and any comparison made between such records and statistics and the overall market (e.g., comparison to an index) is valid;

(7) such communications state that the results presented should not and cannot be viewed as an indicator of future performance; and

(8) a Registered Options Principal determines that the records or statistics fairly present the status of the recommendations or transactions reported upon and so initials the report.

(i) **Options Programs.** In communications regarding an options program (i.e., an investment plan employing the systematic use of one or more options strategies), the cumulative history or unproven nature of the program and its underlying assumptions shall be disclosed.

[Adopted: December 3, 2012; amended August 19, 2013 (SR-MIAX-2013-40); amended June 2, 2014 (SR-MIAX-2014-16); amended November 15, 2017 (SR-MIAX-2017-43); amended February 2, 2018 (SR-MIAX-2018-01)]

Rule 1323. Brokers' Blanket Bonds

(a) Every Member approved to transact business with the public under this Chapter and every Clearing Member shall carry Brokers' Blanket Bonds covering officers and employees of the Member in such form and in such amounts as the Exchange may require.

(b) All Members subject to paragraph (a) of this Rule shall maintain Brokers' Blanket Bonds as follows:

(1) Maintain a Brokers' Blanket Bond similar to the standard form established by the Surety Association of America, covering officers and employees which provides against loss and has agreements covering at least the following:

(i) Fidelity;

(ii) On Premises;

(iii) In Transit;

(iv) Misplacement;

(v) Forgery and Alteration (including check forgery);

(vi) Securities Loss (including securities forgery);

(vii) Fraudulent Trading; and

(viii) A Cancellation Rider providing that the insurance carrier will promptly notify the Exchange of cancellation, termination or substantial modification of the Bond.

(2) In determining the initial minimum coverage, the Member is to use the highest required net capital during the twelve (12) month period immediately preceding the issuance of the Brokers' Blanket Bond. Thereafter, a review for adequacy of coverage shall be made at least annually as of the anniversary date of issuance of the subject Bond, and the minimum requirement for the next twelve (12) months shall be established by reference to the highest net capital in the preceding twelve (12) months. Any necessary adjustments shall be made not more than sixty (60) days following the anniversary.

(c) The minimum required coverage for fraudulent trading shall be the greater of $25,000 or fifty percent (50%) of the coverage required in paragraph (b)(2) up to a maximum of $500,000.

(d) The minimum required coverage for securities forgery shall be the greater of $25,000 or twenty-five percent (25%) of the coverage required in paragraph (b)(2) up to a maximum of $250,000.

(e) A deductible provision of up to $5,000 or ten percent (10%) of the minimum coverage requirement, whichever is greater, may be included in the Bond.

(1) A Member may choose to maintain coverage in excess of the minimum requirements as set forth above in paragraph (b)(2) of this Rule, and in such case, a deductible provision of up to $5,000 or ten percent (10%) of the amount of the Blanket Bond coverage, whichever is greater, may be included in the Bond purchased. However, the excess of this greater deductible amount over the maximum permissible deductible amounts as described in this paragraph must be subtracted from the Member's net worth in the calculation of the Member's net capital under SEC Rule 15c3-1.

(2) Each Member shall report the cancellation, termination or substantial modification of the Bond to the Exchange within ten (10) business days of such occurrences.

(f) Members with no employees shall be exempt from this Rule.

(g) Members subject to a bonding rule of another registered national securities exchange, the SEC, or a registered national securities association that imposes requirements that are equal to or greater than the requirements imposed by the Rule shall be deemed to be in compliance with the provisions of this Rule.

[Adopted: December 3, 2012]

Rule 1324. Customer Complaints

(a) Every Member conducting a non-member customer business shall make and keep current a separate central log, index or other file for all options-related complaints, through which these complaints can easily be identified and retrieved.

(b) The term "options-related complaint" shall mean any written statement by a customer or person acting on behalf of a customer alleging a grievance arising out of or in connection with listed options.

(c) The central file shall be located at the principal place of business of the Member or such other principal office as shall be designated by the Member.

(1) Each options-related complaint received by a branch office of a Member shall be forwarded to the office in which the separate, central file is located not later than thirty (30) days after receipt by the branch office.

(2) A copy of every options-related complaint shall be maintained at the branch office that is the subject of a complaint.

(d) At a minimum, the central file shall include:

(1) Identification of complainant.

(2) Date complaint was received.

(3) Identification of the Representative servicing the account, if applicable.

(4) A general description of the subject of the complaint.

(5) A record of what action, if any, has been taken by the Member with respect to the complaint.

[Adopted: December 3, 2012]

Rule 1325. Telemarketing

(a) **Telemarketing Restrictions.** No Member or associated person of a Member shall make an outbound telephone call to:

(1) any person's residence at any time other than between 8 a.m. and 9 p.m. local time at the called person's location;

(2) any person that previously has stated that he or she does not wish to receive an outbound telephone call made by or on behalf of the Member; or

(3) any person who has registered his or her telephone number on the Federal Trade Commission's national do-not-call registry.

(b) **Caller Disclosures.** No Member or associated person of a Member shall make an outbound telephone call to any person without disclosing truthfully, promptly and in a clear and conspicuous manner to the called person the following information:

(1) the identity of the caller and the Member;

(2) the telephone number or address at which the caller may be contacted; and

(3) that the purpose of the call is to solicit the purchase of securities or related services.

The telephone number provided may not be a 900 number or any other number for which charges exceed local or long-distance transmission charges.

(c) **Exceptions.** The prohibition of paragraph (a)(1) does not apply to outbound telephone calls by a Member or an associated person of a Member if:

(1) the Member has an established business relationship with the person;

(2) the Member has received that person's express prior consent; or

(3) the person called is a broker or dealer.

(d) **Member's Firm-Specific Do-Not-Call List.**

(1) Each Member shall make and maintain a centralized list of persons who have informed the Member or an associated person of a Member that they do not wish to receive outbound telephone calls.

(2) Prior to engaging in telemarketing, a Member must institute procedures to comply with paragraphs (a) and (b). Such procedures must meet the following minimum standards:

(A) **Written policy**. Members must have a written policy for maintaining the do-not-call list described under paragraph (d)(1).

(B) **Training of personnel engaged in telemarketing**. Personnel engaged in any aspect of telemarketing must be informed and trained in the existence and use of the do-not-call list.

(C) **Recording, disclosure of do-not-call requests**. If a Member receives a request from a person not to receive calls from that Member, the Member must record the request and place the person's name, if provided, and telephone number on the Member's firm-specific do-not-call list at the time the request is made. Members must honor a person's do-not-call request within a reasonable time from the date such request is made. This period may not exceed 30 days from the date of such request. If such requests are recorded or maintained by a party other than the Member on whose behalf the outbound telephone call is made, the Member on whose behalf the outbound telephone call is made will be liable for any failures to honor the do-not-call request.

(D) **Identification of telemarketers**. A Member or associated person of a Member making an outbound telephone call must make the caller disclosures set forth in paragraph (b).

(E) **Affiliated persons or entities**. In the absence of a specific request by the person to the contrary, a person's do-not-call request shall apply to the Member making the call, and shall not apply to affiliated entities unless the consumer reasonably would expect them to be included given the identification of the caller and the product being advertised.

(F) **Maintenance of do-not-call lists**. A Member making outbound telephone calls must maintain a record of a person's request not to receive further calls.

(e) **Do-Not-Call Safe Harbors**.

(1) A Member or associated person of a Member making outbound telephone calls will not be liable for violating paragraph (a)(3) if:

(A) the Member has an established business relationship with the called person. A person's request to be placed on the Member's firm-specific do-not-call list terminates the established business relationship exception to the national do- not-call registry provision for that Member even if the person continues to do business with the Member;

(B) the Member has obtained the person's prior express written consent. Such consent must be clearly evidenced by a signed, written agreement (which may be obtained electronically under the E-Sign Act) between the person and the Member, which states that the person agrees to be contacted by the Member and includes the telephone number to which the calls may be placed; or

(C) the Member or associated person of a Member making the call has a personal relationship with the recipient of the call.

(2) A Member or associated person of a Member making outbound telephone calls will not be liable for violating paragraph (a)(3) if the Member or associated person of a Member demonstrates that the violation is the result of an error and that as part of the Member's routine business practice , it meets the following standards:

(A) **Written Procedures**. The Member has established and implemented written procedures to comply with paragraphs (a) and (b);

(B) **Training of personnel**. The Member has trained its personnel, and any entity assisting in its compliance, in the procedures established pursuant to paragraph (e)(2)(A);

(C) **Recording**. The Member has maintained and recorded a list of telephone numbers that it may not contact in compliance with paragraph (d); and

(D) **Accessing the national do-not-call database**. The Member uses a process to prevent outbound telephone calls to any telephone number on the Member's firm-specific do-not-call list or the national do-not-call registry, employing a version of the national do-not-call registry obtained from administrator of the registry no more than 31 days prior to the date any call is made, and maintains records documenting this process.

(f) **Wireless Communications**. The provisions set forth in this Rule are applicable to Members and associated persons of Members making outbound telephone calls to wireless telephone numbers.

(g) **Outsourcing Telemarketing**. If a Member uses another appropriately registered or licensed entity or person to perform telemarketing services on its behalf, the Member remains responsible for ensuring compliance with all provisions contained in this Rule.

(h) **Billing Information**. For any telemarketing transaction, a Member or associated person of a Member must obtain the express informed consent of the person to be charged and to be charged using the identified account.

(1) In any telemarketing transaction involving preacquired account information and a free-to-pay conversion feature, the Member or associated person of a Member must:

(A) obtain from the customer, at a minimum, the last four digits of the account number to be charged;

(B) obtain from the customer an express agreement to be charged and to be charged using the account number pursuant to paragraph (h)(1)(A); and

(C) make and maintain an audio recording of the entire telemarketing transaction.

(2) In any other telemarketing transaction involving preacquired account information not described in paragraph (h)(1), the Member or associated person of a Member must:

(A) identify the account to be charged with sufficient specificity for the customer to understand what account will be charged; and

(B) obtain from the customer an express agreement to be charged and to be charged using the account number identified pursuant to paragraph (h)(2)(A).

(i) **Caller Identification Information**.

(1) Any Member that engages in telemarketing must transmit or cause to be transmitted the telephone number, and, when made available by the Member's telephone carrier, the name of the Member, to any caller identification service in use by a recipient of an outbound telephone call.

(2) The telephone number so provided must permit any person to make a do-not- call request during regular business hours.

(3) Any Member that engages in telemarketing is prohibited from blocking the transmission of caller identification information.

(j) **Unencrypted Consumer Account Numbers**. No Member or associated person of a Member shall disclose or receive, for consideration, unencrypted consumer account numbers for use in telemarketing. The term "unencrypted" means not only complete, visible account numbers, whether provided in lists or singly, but also encrypted information with a key to its decryption. This paragraph shall not apply to the disclosure or receipt of a customer's billing information to process a payment pursuant to a telemarketing transaction.

(k) **Abandoned Calls**.

(1) No Member or associated person of a Member shall "abandon" any outbound telephone call. An outbound telephone call is "abandoned" if a person answers it and the call is not connected to a Member or associated person of a Member within two seconds of the called person's completed greeting.

(2) A Member or associated person of a Member shall not be liable for violating paragraph (k)(1) if:

(A) the Member or associated person of a Member employs technology that ensures abandonment of no more than three percent of all outbound telephone calls answered by a person, measured over the duration of a single calling campaign, if less than 30 days, or separately over each successive 30-day period or portion thereof that the campaign continues;

(B) the Member or associated person of a Member, for each outbound telephone call placed, allows the telephone to ring for at least 15 seconds or four rings before disconnecting an unanswered call;

(C) whenever a Member or associated person of a Member is not available to speak with the person answering the outbound telephone call within two seconds after the person's completed greeting, the Member or associated person of a Member promptly plays a recorded message that states the name and telephone number of the Member or associated person of a Member on whose behalf the call was placed; and

(D) the Member or associated person of a Member retains records establishing compliance with paragraph (k)(2).

(l) **Prerecorded Messages**.

(1) No Member or associated person of a Member shall initiate any outbound telephone call that delivers a prerecorded message, other than a prerecorded message permitted for compliance with the call abandonment safe harbor in paragraph (k)(2)(C), unless:

(A) the Member has obtained from the called person an express agreement, in writing, that:

(i) the Member obtained only after a clear and conspicuous disclosure that the purpose of the agreement is to authorize the Member to place prerecorded calls to such person;

(ii) the Member obtained without requiring, directly or indirectly, that the agreement be executed as a condition of opening an account or purchasing any good or service;

(iii) evidences the willingness of the recipient of the call to receive calls that deliver prerecorded messages by or on behalf of the Member; and

(iv) includes such person's telephone number and signature (which may be obtained electronically under the E-Sign Act);

(B) the Member or associated person of a Member allows the telephone to ring for a least 15 seconds or four rings before disconnecting an unanswered call and, within two seconds after the completed greeting of the called person, plays a prerecorded message that promptly provides the disclosures in paragraph (b), followed immediately by a disclosure of one or both of the following:

(i) for a call that could be answered in person, that the called person can use an automated interactive voice and/or keypress-activated opt-out mechanism to assert a firm-specific do-not-call request pursuant to the Member's procedures instituted under paragraph (d)(2)(C) at any time during the message. The mechanism must:

a. automatically add the number called to the Member's firm-specific do-not-call list;

b. once invoked, immediately disconnect the call; and

c. be available for use at any time during the message; and

(ii) for a call that could be answered by an answering machine or voicemail service, that the person called can use a toll-free telephone number to assert a firm-specific do-not-call request pursuant to the Member's procedures instituted under paragraph (d)(2)(C). The number provided must connect directly to an automated interactive voice or keypress-activated opt-out mechanism that:

a. automatically adds the number called to the Member's firm-specific do-not-call list;

b. immediately thereafter disconnects the call; and

c. is accessible at any time throughout the duration of the telemarketing campaign; and

(C) the Member complies with all other requirements of this Rule and other applicable federal and state laws.

(2) Any call that complies with all applicable requirements of paragraph (l) shall not be deemed to violate paragraph (k).

(m) **Credit Card Laundering.** Except as expressly permitted by the applicable credit card system, no Member or associated person of a Member shall:

(1) present to or deposit into, the credit card system for payment, a credit card sales draft generated by a telemarketing transaction that is not the result of a telemarketing credit card transaction between the cardholder and the Member;

(2) employ, solicit, or otherwise cause a merchant, or an employee, representative or agent of the merchant, to present to or to deposit into the credit card system for payment, a credit card sales draft generated by a telemarketing transaction that is not the result of a telemarketing credit card transaction between the cardholder and the merchant; or

(3) obtain access to the credit card system through the use of a business relationship or an affiliation with a merchant, when such access is not authorized by the merchant agreement or the applicable credit card system.

(n) **Definitions.** For purposes of this Rule:

(1) The term **"account activity"** shall include, but not be limited to, purchases, sales, interest credits or debits, charges or credits, dividend payments, transfer activity, securities receipts or deliveries, and/or journal entries relating to securities or funds in the possession or control of the Member.

(2) The term **"acquirer"** means a business organization, financial institution, or an agent of a business organization or financial institution that has authority from an organization that operates or licenses a credit card system to authorize merchants to accept, transmit, or process payment by credit card through the credit card system for money, goods or services, or anything else of value.

(3) The term **"billing information"** means any data that enables any person to access a customer's or donor's account, such as a credit or debit card number, a brokerage, checking, or savings account number, or a mortgage loan account number.

(4) The term **"broker-dealer of record"** refers to the broker or dealer identified on a customer's account application for accounts held directly at a mutual fund or variable insurance product issuer.

(5) The term **"caller identification service"** means a service that allows a telephone subscriber to have the telephone number and, where available, name of the calling party transmitted contemporaneously with the telephone call, and displayed on a device in or connected to the subscriber's telephone.

(6) The term **"cardholder"** means a person to whom a credit card is issued or who is authorized to use a credit card on behalf of or in addition to the person to whom the credit card is issued.

(7) The term **"credit"** means the right granted by a creditor to a debtor to defer payment of debt or to incur debt and defer its payment.

(8) The term **"credit card"** means any card, plate, coupon book, or other credit device existing for the purpose of obtaining money, property, labor, or services on credit.

(9) The term **"credit card sales draft"** means any record or evidence of a credit card transaction.

(10) The term **“credit card system”** means any method or procedure used to process credit card transactions involving credit cards issued or licensed by the operator of that system.

(11) The term **“customer”** means any person who is or may be required to pay for goods or services offered through telemarketing.

(12) The term **“established business relationship”** means a relationship between a Member and a person if:

(A) the person has made a financial transaction or has a security position, a money balance, or account activity with the Member or at a clearing firm that provides clearing services to such Member within the previous 18 months immediately preceding the date of the telemarketing call;

(B) the Member is the broker-dealer of record for an account of the person within the previous 18 months immediately preceding the date of the telemarketing call; or

(C) the person has contacted the Member to inquire about a product or service offered by the Member within the previous three months immediately preceding the date of the telemarketing call.

A person’s established business relationship with a Member does not extend to the Member’s affiliated entities unless the person would reasonably expect them to be included. Similarly, a person’s established business relationship with a Member’s affiliate does not extend to the Member unless the person would reasonably expect the Member to be included.

(13) The term **“free-to-pay conversion”** means, in an offer or agreement to sell or provide any goods or services, a provision under which a customer receives a product or service for free for an initial period and will incur an obligation to pay for the product or service if he or she does not take affirmative action to cancel before the end of that period.

(14) The term “**merchant**” means a person who is authorized under a written contract with an acquirer to honor or accept credit cards, or to transmit or process for payment credit card payments, for the purchase of goods or services or a charitable contribution. . A “charitable contribution” means any donation or gift of money or any other thing of value, for example a transfer to a pooled income fund.

(15) The term “**merchant agreement**” means a written contract between a merchant and an acquirer to honor or accept credit cards, or to transmit or process for payment credit card payments, for the purchase of goods or services or a charitable contribution.

(16) The term “**outbound telephone call**” means a telephone call initiated by a telemarketer to induce the purchase of goods or services or to solicit a charitable contribution from a donor. A “donor” means any person solicited to make a charitable contribution.

(17) The term “**person**” means any individual, group, unincorporated association, limited or general partnership, corporation, or other business entity.

(18) The term “**personal relationship**” means any family member, friend, or acquaintance of the person making an outbound telephone call.

(19) The term "**preacquired account information**" means any information that enables a Member or associated person of a Member to cause a charge to be placed against a customer's or donor's account without obtaining the account number directly from the customer or donor during the telemarketing transaction pursuant to which the account will be charged.

(20) The term "**telemarketer**" means any person who, in connection with telemarketing, initiates or receives telephone calls to or from a customer or donor.

(21) The term "**telemarketing**" means consisting of or relating to a plan, program, or campaign involving at least one outbound telephone call, for example cold-calling. The term does not include the solicitation of sales through the mailing of written marketing materials, when the person making the solicitation does not solicit customers by telephone but only receives calls initiated by customers in response to the marketing materials and during those calls takes orders only without further solicitation. For purposes of the previous sentence, the term "further solicitation" does not include providing the customer with information about, or attempting to sell, anything promoted in the same marketing materials that prompted the customer's call.

Interpretations and Policies:

.01 Members and associated persons of Members that engage in telemarketing also are subject to the requirements of relevant state and federal laws and rules, including but not limited to the Telemarketing and Consumer Fraud and Abuse Prevention Act, the Telephone Consumer Protection Act, and the rules of the Federal Communications Commission ("FCC") relating to telemarketing practices and the rights of telephone consumers.

[Adopted: December 3, 2012; amended June 2, 2014 (SR-MIAX-2014-16); amended June 14, 2017 (SR-MIAX-2017-21)]

Rule 1326. Transfer of Positions

(a) **Permissible Transfers**. Existing positions in options listed on the Exchange of a Member, or non-Member, that are to be transferred on, from, or to the books of a Clearing Member may be transferred off the Exchange if the transfer involves one or more of the following events:

(1) pursuant to Rule 301, an adjustment or transfer in connection with the correction of a bona fide error in the recording of a transaction or the transferring of a position to another account, provided that the original trade documentation confirms the error;

(2) the transfer of positions from one account to another account where no change in ownership is involved (i.e., accounts of the same Person (as defined in Rule 100)), provided the accounts are not in separate aggregation units or otherwise subject to information barrier or account segregation requirements;

(3) the consolidation of accounts where no change in ownership is involved;

(4) a merger, acquisition, consolidation, or similar non-recurring transaction for a Person;

(5) the dissolution of a joint account in which the remaining Member assumes the positions of the joint account;

(6) the dissolution of a corporation or partnership in which a former nominee of the corporation or partnership assumes the positions;

(7) positions transferred as part of a Member's capital contribution to a new joint account, partnership, or corporation;

(8) the donation of positions to a not-for-profit corporation;

(9) the transfer of positions to a minor under the Uniform Gifts to Minors Act; or

(10) the transfer of positions through operation of law from death, bankruptcy, or otherwise.

(b) **Netting**. Unless otherwise permitted by paragraph (f), when effecting a transfer pursuant to paragraph (a), no position may net against another position ("netting"), and no position transfer may result in preferential margin or haircut treatment.

(c) **Transfer Price**. The transfer price, to the extent it is consistent with applicable laws, rules, and regulations, including rules of other self-regulatory organizations, and tax and accounting rules and regulations, at which a transfer is effected may be:

(1) the original trade prices of the positions that appear on the books of the transferring Clearing Member, in which case the records of the transfer must indicate the original trade dates for the positions; provided, transfers to correct errors under subparagraph (a)(1) must be transferred at the correct original trade prices;

(2) mark-to-market prices of the positions at the close of trading on the transfer date;

(3) mark-to-market prices of the positions at the close of trading on the trade date prior to the transfer date; or

(4) the then-current market price of the positions at the time the transfer is effected.

(d) **Prior Written Notice**. A Member(s) and its Clearing Member(s) (to the extent that the Member is not self-clearing) must submit to the Exchange, in a manner determined by the Exchange, written notice prior to effecting a transfer from or to the account(s) of a Member, except that notification is not required for transfers effected pursuant to subparagraph (a)(1) or (a)(2) of this Rule.

(1) The notice must indicate (A) the Exchange-listed options positions to be transferred, (B) the nature of the transaction, (C) the enumerated provision(s) under paragraph (a) pursuant to which the positions are being transferred, (D) the name of the counterparty(ies), (E) the anticipated transfer date, (F) the method for determining the transfer price under paragraph (c) above, and (G) any other information requested by the Exchange.

(2) Receipt of notice of a transfer does not constitute a determination by the Exchange that the transfer was effected or reported in conformity with the requirements of this Rule. Notwithstanding submission of written notice to the Exchange, Members and Clearing Members that effect transfers that do not conform to the requirements of this Rule will be subject to appropriate disciplinary action in accordance with the Rules.

(e) **Records**. Each Member and Clearing Member that is a party to a transfer must make and retain records of the information provided in the notice to the Exchange pursuant to subparagraph (d)(1), as well as information on (1) the actual Exchange listed options transferred; (2) the actual transfer date; and (3) the actual transfer price (and the original trade dates, if applicable). The Exchange may also request the Member or Clearing Member to provide other information.

(f) **Presidential Exemptions**. In addition to the exemptions set forth in paragraph (a) of this Rule, the Chief Executive Officer or President of the Exchange (or senior-level designee) may grant an exemption from the requirement of this Rule, on his or her own motion or upon application of the Member (with respect to the Member's positions) or a Clearing Member (with respect to positions carried and cleared by the Clearing Members), when, in the judgment of the Chief Executive Officer or the President or his or her designee, allowing the transfer is necessary or appropriate for the maintenance of a fair and orderly market and the protection of investors and is in the public interest, including due to unusual or extraordinary circumstances, such as the possibility that the market value of the Person's positions will be compromised by having to comply with the requirement to trade on the Exchange pursuant to the normal auction process or when, in the judgment of the Chief Executive Officer, President or his or her designee, market conditions make trading on the Exchange impractical.

(g) **Routine, Recurring Transfers**. The transfer procedure set forth in this Rule is intended to facilitate non-routine, nonrecurring movements of positions and is not to be used repeatedly or routinely, except for transfers between accounts of the same Person pursuant to subparagraph (a)(2). The transfer procedure may not be used in circumvention of the normal auction process.

(h) **Exchange-Listed Options**. The transfer procedure set forth in this Rule is only applicable to positions in options listed on the Exchange. Transfers of positions in Exchange-listed options may also be subject to applicable laws, rules, and regulations, including rules of other self-regulatory organizations. Transfers of non-Exchange listed options and other financial instruments are not governed by this Rule.

[Adopted: September 4, 2020 (SR-MIAX-2020-30)]

CHAPTER XIV. ORDER PROTECTION, LOCKED AND CROSSED MARKETS

Rule 1400. Definitions

The following terms shall have the meaning specified in this Rule solely for the purpose of this Chapter XIV:

(a) "**Best Bid**" and "**Best Offer**" mean the highest priced Bid and the lowest priced Offer.

(b) "**Bid**" or "**Offer**" means the bid price or the offer price communicated by a Member of an Eligible Exchange to any Broker/Dealer, or to any customer, at which it is willing to buy or sell, as either principal or agent, but shall not include indications of interest.

(c) "**Broker/Deale**r" means an individual or organization registered with the SEC in accordance with Section 15(b)(1) of the Exchange Act or a foreign broker or dealer exempt from such registration pursuant to Rule 15a-6 under the Exchange Act**.**

(d) "**Complex Trade**" means: (i) the execution of an order in an option series in conjunction with the execution of one or more related order(s) in different option series in the same underlying security occurring at or near the same time in a ratio that is equal to or greater than one-to-three (.333) and less than or equal to three-to-one (3.0) and for the purpose of executing a particular investment strategy; or (ii) the execution of a stock-option order to buy or sell a stated number of units of an underlying stock or a security convertible into the underlying stock ("convertible security") coupled with the purchase or sale of option contract(s) on the opposite side of the market representing either (A) the same number of units of the underlying stock or convertible security, or (B) the number of units of the underlying stock or convertible security necessary to create a delta neutral position, but in no case in a ratio greater than eight (8) option contracts per unit of trading of the underlying stock or convertible security established for that series by The Options Clearing Corporation.

(e) "**Crossed Market**" means a quoted market in which a Protected Bid is higher than a Protected Offer in a series of an Eligible Class.

(f) "**Customer**" means an individual or organization that is not a Broker/Dealer.

(g) "**Eligible Exchange**" means a national securities exchange registered with the SEC in accordance with Section 6(a) of the Exchange Act that: (1) is a Participant Exchange in OCC (as that term is defined in Section VII of the OCC by-laws); (2) is a party to the OPRA Plan (as that term is described in Section I of the OPRA Plan); and (3) if the national securities exchange is not a party to the Options Order Protection and Locked/Crossed Markets Plan as defined below, is a participant in another plan approved by the Commission providing for comparable Trade-Through and Locked and Crossed Market protection.

(h) "**Eligible Options Class**" means all options series overlying a security (as that term is defined in Section 3(a)(10) of the Exchange Act) or group of securities, including both put options and call options, which class is available for trading on two or more Eligible Exchanges.

(i) "**Intermarket Sweep Order ("ISO")**" means a limit order for an options series that, simultaneously with the routing of the ISO, one or more additional ISOs, as necessary, are routed to execute against the full displayed size of any Protected Bid, in the case of a limit order to sell, or any Protected Offer, in the case of a limit order to buy, for the

options series with a price that is superior to the limit price of the ISO. A Member may submit an Intermarket Sweep Order to the Exchange only if it has simultaneously routed one or more additional Intermarket Sweep Orders to execute against the full displayed size of any Protected Bid, in the case of a limit order to sell, or Protected Offer, in the case of a limit order to buy, for an options series with a price that is superior to the limit price of the Intermarket Sweep Order. An ISO may be either an Immediate-Or-Cancel Order or an order that expires on the day it is entered.

(j) "**Locked Market**" means a quoted market in which a Protected Bid is equal to a Protected Offer in a series of an Eligible Options Class.

(k) "**NBBO**" means the national best bid and offer in an options series as calculated by an Eligible Exchange.

(l) "**Non-Firm**" means, with respect to Quotations, that Members of an Eligible Exchange are relieved of their obligation to be firm for their Quotations pursuant to Rule 602 under the Exchange Act.

(m) "**OPRA Plan**" means the plan filed with the SEC pursuant to Section 11A(a)(1)(C)(iii) of the Exchange Act, approved by the SEC and declared effective as of January 22, 1976, as from time to time amended.

(n) "**Participant**" means an Eligible Exchange that is a party to the Plan.

(o) "**Plan**" means the Options Order Protection and Locked/Crossed Market Plan, as such plan may be amended from time to time.

(p) "**Protected Bid**" or "**Protected Offer**" means a Bid or Offer in an options series, respectively, that: (a) is disseminated pursuant to the OPRA Plan; and (b) is the Best Bid or Best Offer, respectively, displayed by an Eligible Exchange.

(q) "**Protected Quotation**" means a Protected Bid or Protected Offer

(r) "**Quotation**" means a Bid or Offer.

(s) "**Trade-Through**" means a transaction in an option series at a price that is lower than a Protected Bid or higher than a Protected Offer.

[Adopted: December 3, 2012; amended June 14, 2017 (SR-MIAX-2017-21); amended December 3, 2019 (SR-MIAX-2019-48)]

Rule 1401. Order Protection

(a) **Avoidance of Trade-Throughs.** Except as provided in paragraph (b) below, Members shall not effect Trade-Throughs.

(b) **Exceptions to Trade-Through Liability.** The provisions of paragraph (a) shall not apply under the following circumstances:

(1) If an Eligible Exchange repeatedly fails to respond within one second to incoming orders attempting to access its Protected Quotations, the Exchange may bypass those Protected Quotations by:

(i) notifying the non-responding Eligible Exchange immediately after (or at the same time as) electing self-help; and

(ii) assessing whether the cause of the problem lies with its own systems and, if so, taking immediate steps to resolve the problem; Any time a determination to bypass the Protected Quotations of an Eligible Exchange is made pursuant to this subparagraph, the Exchange must promptly document the reasons supporting such determination;

(2) The transaction traded through a Protected Quotation being disseminated by an Eligible Exchange during a trading rotation;

(3) The transaction that constituted the Trade-Through occurred when there was a Crossed Market;

(4) The transaction that constitutes the Trade-Through is the execution of an order identified as an ISO, or the transaction that constitutes the Trade-Through is effected by the Exchange while simultaneously routing an ISO to execute against the full displayed size of any better-priced Protected Quotation;

(5) The Eligible Exchange displaying the Protected Quotation that was traded through had displayed, within one second prior to execution of the Trade-Through, a Best Bid or Best Offer, as applicable, for the options series with a price that was equal or inferior to the price of the Trade-Through transaction;

(6) The Protected Quotation traded through was being disseminated from an Eligible Exchange whose Quotations were Non-Firm with respect to such options series;

(7) The transaction that constituted the Trade-Through was effected as a portion of a Complex Trade;

(8) The transaction that constituted the Trade-Through was the execution of an order for which, at the time of receipt of the order, a Member had guaranteed an execution at no worse than a specified price (a "stopped order"), where:

(i) the stopped order was for the account of a Customer;

(ii) the Customer agreed to the specified price on an order-by-order basis; and

(iii) the price of the Trade-Through was, for a stopped buy order, lower than the national Best Bid in the options series at the time of execution, or, for a stopped sell order, higher than the national Best Offer in the options series at the time of execution;

(9) The transaction that constituted the Trade-Through was the execution of an order that was stopped at a price that did not Trade-Through an Eligible Exchange at the time of the stop; or

(10) The transaction that constituted the Trade-Through was the execution of an order at a price that was not based, directly or indirectly, on the quoted price of the options series at the time of execution and for which the material terms were not reasonably determinable at the time the commitment to execute the order was made.

[Adopted: December 3, 2012]

Rule 1402. Locked and Crossed Markets

(a**) Prohibition.** Except for quotations that fall within the provisions of paragraph (b) of this Rule, Members shall reasonably avoid displaying, and shall not engage in a pattern or practice of displaying, any quotations that lock or cross a Protected Quotation.

(b**) Exceptions.**

(1) The locking or crossing quotation was displayed at a time when the Exchange was experiencing a failure, material delay, or malfunction of its systems or equipment;

(2) The locking or crossing quotation was displayed at a time when there is a Crossed Market;

(3) The Member simultaneously routed an ISO to execute against the full displayed size of any locked or crossed Protected Bid or Protected Offer; or

(4) With respect to a locking quotation, the order entered on the Exchange that will lock a Protected Bid or Protected Offer, is:

(i) not a Customer order, and the Exchange can determine via identification available pursuant to the OPRA Plan that such Protected Bid or Protected Offer does not represent, in whole or in part, a Customer order; or

(ii) a Customer order, and the Exchange can determine via identification available pursuant to the OPRA Plan that such Protected Bid or Protected Offer does not represent, in whole or in part, a Customer order, and, on a case-by-case basis, the Customer specifically authorizes the Member to lock such Protected Bid or Protected Offer.

[Adopted: December 3, 2012]

CHAPTER XV. MARGINS

Rule 1500. General Rule

No Member may effect a transaction or carry an account for a customer, whether a Member or non-member of the Exchange, without proper and adequate margin in accordance with this Chapter XV and Regulation T.

[Adopted: December 3, 2012]

Rule 1501. Time Margin Must Be Obtained

The amount of margin required by this Chapter shall be obtained as promptly as possible and in any event within a reasonable time.

[Adopted: December 3, 2012]

Rule 1502. Margin Requirements

(a) A Member must elect to be bound by the initial and maintenance margin requirements of either the Chicago Board of Options Exchange or the New York Stock Exchange as the same may be in effect from time to time.

(b) Such election shall be made in writing by a notice filed with the Exchange.

(c) Upon the filing of such election, a Member shall be bound to comply with the margin rules of the Chicago Board of Options Exchange or the New York Stock Exchange, as applicable, as though said rules were part of these Rules.

[Adopted: December 3, 2012]

Rule 1503. Meeting Margin Calls by Liquidation Prohibited

(a) No Member shall permit a customer to make a practice of effecting transactions requiring initial or additional margin or full cash payment and then furnishing such margin or making such full cash payment by liquidation of the same or other commitments.

(b) The provisions of this Rule shall not apply to any account maintained for another broker or dealer in which are carried only the commitments of customers of such other broker or dealer, exclusive of the partners, officers and directors of such other broker or dealer, provided such other broker or dealer is a Member of the Exchange or has agreed in good faith with the Member carrying the account that it will maintain a record equivalent to that referred to in Rule 1505.

[Adopted: December 3, 2012]

Rule 1504. Margin Required is Minimum

(a) The amount of margin prescribed by these Rules is the minimum which must be required initially and subsequently maintained with respect to each account affected thereby; but nothing in these Rules shall be construed to prevent a Member from requiring margin in an amount greater than that specified.

(b) The Exchange may at any time impose higher margin requirements with respect to such positions when it deems such higher margin requirements to be advisable.

[Adopted: December 3, 2012]

Rule 1505. Margin Requirements Exception

No margin is required for a call option written on an equity security when the account holder possesses a “long” position in a vested employee stock option which can be immediately exercised without restriction (not including the payment of money) to purchase an equal or greater quantity of the security underlying the short call provided that:

(a) The vested employee stock option does not expire before the short call;

(b) The amount (if any) by which the exercise price of the vested employee stock option exceeds the exercise price of the short call option is held in or deposited in the account; and

(c) The account holder, broker-dealer and issuer of the vested employee stock option complete such account documentation and comply with such terms and conditions proscribed by the Exchange in such form, format and procedure as may be established by the Exchange from time to time, including without limitation execution of an agreement by account holder, broker-dealer and issuer that requires:

(1) Account holder to pledge the vested employee stock options to broker-dealer (including an agreement that in the event account holder exercises any of the pledged vested employee stoc k options during the term of a transaction, the account holder will be required to pledge to broker-dealer the shares issued upon exercise to replace the vested employee stock options that were pledged before exercise);

(2) Account holder to provide broker-dealer with an irrevocable power-of-attorney authorizing broker-dealer to exercise the vested employee stock options on the account holder’s behalf.

(3) Issuer to promptly deliver the stock upon payment or receipt of the exercise notice from broker-dealer; and

(4) Issuer to waive any transfer restrictions that would preclude a pledge of the vested employee stock options to broker-dealer.

[Adopted: December 3, 2012]

CHAPTER XVI. NET CAPITAL REQUIREMENTS

Rule 1600. Minimum Requirements

Each Member subject to Rule 15c3-1 under the Exchange Act shall comply with the capital requirements prescribed therein and with the additional requirements of this Chapter XVI. Market Makers must also comply with the minimum financial requirements contained in Rule 609.

[Adopted: December 3, 2012]

Rule 1601. "Early Warning" Notification Requirements

Every Member subject to the reporting or notification requirements of Rule 17a-11 under the Exchange Act or the "early warning" reporting, business restriction or business reduction requirements of another national securities exchange, registered securities association or registered securities clearing organization shall promptly notify the Exchange in writing and shall thereafter file with the Exchange such reports and financial statements as may be required by the Exchange.

[Adopted: December 3, 2012]

Rule 1602. Power of President to Impose Restrictions

Whenever it shall appear to the President of the Exchange that a Member obligated to give notice to the Exchange under Rule 1601 is unable within a reasonable period to reduce the ratio of its aggregate indebtedness to net capital, or to increase its net capital, to a point where it is no longer subject to such notification obligations, or that such Member is engaging in any activity which casts doubt upon its continued compliance with the net capital requirements, the President may impose such conditions and restrictions upon the operations, business and expansion of such Member and may require the submission of, and adherence to, such plan or program for the correction of such situation as he determines to be necessary or appropriate for the protection of investors, other Members and the Exchange.

[Adopted: December 3, 2012]

Rule 1603. Joint Back Office Arrangements

An arrangement may be established between two or more registered broker-dealers pursuant to Regulation T Section 220.7 to form a joint back office ("JBO") arrangement for carrying and clearing or carry accounts of participating broker dealers. Members must provide written notification to their Designated Examining Authority prior to establishing a JBO arrangement.

(a) A carrying and clearing, or carry member must:

(1) maintain a minimum tentative net capital of $25 million as computed pursuant to Rule 15c3-1 of the Exchange Act, except that a Member whose primary business consists of the clearance of options market maker accounts, may carry JBO accounts provided that it maintains a minimum net capital of $7 million as computed pursuant to Rule 15c3-1 of the Exchange Act. In addition, the Member must include in its ratio of gross options market maker deductions to net capital required by the provisions of Rule 15c3-1 of the Exchange Act, gross deductions for JBO participant accounts. Clearance of option market maker accounts shall be deemed a broker-dealer's primary

business if a minimum of 60% of the aggregate deductions in the above ratio are options market maker deductions. In the event that a carrying and clearing, or carrying member's tentative net capital, or net capital, respectively, has fallen below the above requirements, the Member shall (i) promptly notify the Exchange in writing of such deficiency and (ii) take appropriate action to resolve such deficiency within three consecutive business days, or not permit any new transactions to be entered into pursuant to the JBO agreement.

(2) maintain a written risk analysis methodology for assessing the amount of credit extended to participating broker-dealers which shall be made available to the Exchange upon request.

(3) deduct from net capital haircut requirements pursuant to Rule 15c3-1 of the Exchange Act in excess of the equity maintained in the accounts of the participating broker-dealers.

(b) A participating broker-dealer must:

(1) be a registered broker-dealer subject to the SEC's net capital rule.

(2) maintain an ownership interest in the carrying/Clearing Member pursuant to Regulation T of the Federal Reserve Board Section 220.7.

(3) maintain a minimum liquidating equity of $1 million in the JBO arrangement exclusive of the ownership interest established in subparagraph (b)(2) above. When the minimum liquidating equity decreases below the $1 million requirement, the participant must deposit an amount sufficient to eliminate this deficiency within five (5) business days or be subject to the margin account requirements prescribed for customers in Regulation T, and the margin requirements pursuant to Rule 1502.

[Adopted: December 3, 2012]

CHAPTER XVII. CONSOLIDATED AUDIT TRAIL COMPLIANCE RULE

Rule 1701. Consolidated Audit Trail Compliance Rule – Definitions

For purposes of the Consolidated Audit Trail Compliance Rule (Rules 1701-1712):

(a) **"Account Effective Date"** means:

(1) with regard to those circumstances in which an Industry Member has established a trading relationship with an institution but has not established an account with that institution:

(A) when the trading relationship was established prior to commencement of Phase 2c or Phase 2d (as applicable depending on whether the account involves Eligible Securities that are equities or options), either

(i) the date the relationship identifier was established within the Industry Member;

(ii) the date when trading began (i.e., the date the first order was received) using the relevant relationship identifier; or

(iii) if both dates are available, the earlier date will be used to the extent that the dates differ; or

(B) when the trading relationship was established on or after commencement of Phase 2c or Phase 2d (as applicable depending on whether the account involves Eligible Securities that are equities or options), the date the Industry Member established the relationship identifier, which would be no later than the date the first order was received;

(2) where an Industry Member changes back office providers or clearing firms prior to commencement of Phase 2c or Phase 2d (as applicable depending on whether the account involves Eligible Securities that are equities or options), the date an account was established at the relevant Industry Member, either directly or via transfer;

(3) where an Industry Member acquires another Industry Member prior to commencement of Phase 2c or Phase 2d (as applicable depending on whether the account involves Eligible Securities that are equities or options), the date an account was established at the relevant Industry Member, either directly or via transfer;

(4) where there are multiple dates associated with an account established prior to commencement of Phase 2c or Phase 2d (as applicable depending on whether the account involves Eligible Securities that are equities or options), the earliest available date;

(5) with regard to Industry Member proprietary accounts established prior to commencement of Phase 2c or Phase 2d (as applicable depending on whether the account involves Eligible Securities that are equities or options):

(A) the date established for the account in the Industry Member or in a system of the Industry Member or

(B) the date when proprietary trading began in the account (i.e., the date on which the first orders were submitted from the account).

With regard to paragraphs (2) – (5), the Account Effective Date will be no later than the date trading occurs at the Industry Member or in the Industry Member's system.

(b) **"Active Accounts"** means an account that has had activity in Eligible Securities within the last six months.

(c) "**Allocation"** means (1) the placement of shares/contracts into the same account for which an order was originally placed; or (2) the placement of shares/contracts into an account based on allocation instructions (e.g., subaccount allocations, delivery versus payment ("DVP") allocations).

(d) **"Allocation Report"** means a report made to the Central Repository by an Industry Member that identifies the Firm Designated ID for any account(s), including subaccount(s), to which executed shares/contracts are allocated and provides (1) the security that has been allocated; (2) the identifier of the firm reporting the allocation; (3) the price per share/contract of shares/contracts allocated; (4) the side of shares/contracts allocated; (5) the number of shares/contracts allocated to each account;(6) the time of the allocation; (7) Allocation ID, which is the internal allocation identifier assigned to the allocation event by the Industry Member; (8) trade date; (9) settlement date; (10) IB/correspondent CRD Number (if applicable); (11) FDID of new order(s) (if available in the booking system); (12) allocation instruction time (optional); (12) if account meets the definition of institution under FINRA Rule 4512(c); (13) type of allocation (allocation to a custody account, allocation to a DVP account, step-out, correspondent flip, allocation to a firm owned or controlled account, or other non-reportable transactions (e.g., option exercises, conversions); (14) for DVP allocations, custody broker-dealer clearing number (prime broker) if the custodian is a U.S. broker-dealer, DTCC number if the custodian is a U.S. bank, or a foreign indicator, if the custodian is a foreign entity; and (15) if an allocation was cancelled, a cancel flag indicating that the allocation was cancelled, and a cancel timestamp, which represents the time at which the allocation was cancelled; provided, for the avoidance of doubt, any such Allocation Report shall not be required to be linked to particular orders or executions.

(e) **"ATS"** means an alternative trading system, as defined in Rule 300(a)(1) of Regulation ATS under the Exchange Act.

(f) **"Business Clock"** means a clock used to record the date and time of any Reportable Event required to be reported under the Consolidated Audit Trail Compliance Rule.

(g) **"CAT"** means the consolidated audit trail contemplated by SEC Rule 613.

(h) **"CAT NMS Plan"** means the National Market System Plan Governing the Consolidated Audit Trail, as amended from time to time.

(i) **"CAT-Order-ID"** means a unique order identifier or series of unique order identifiers that allows the Central Repository to efficiently and accurately link all Reportable Events for an order, and all orders that result from the aggregation or disaggregation of such order.

(j) **"CAT Reporting Agent"** means a Data Submitter that is a third party that enters into an agreement with a Member pursuant to which the CAT Reporting Agent agrees to fulfill such Industry Member's obligations under the Consolidated Audit Trail Compliance Rule.

(k) **"Central Repository"** means the repository responsible for the receipt, consolidation, and retention of all information reported to the CAT pursuant to SEC Rule 613 and the CAT NMS Plan.

(l) "**Client Account**" means, for the purposes of an Allocation and Allocation Report, any account or subaccount that is not owned or controlled by the Industry Member.

(m) **"Compliance Threshold"** has the meaning set forth in Rule 1711(d).

(n) **"Customer"** means:

(1) the account holder(s) of the account at an Industry Member originating the order; and

(2) any person from whom the Industry Member is authorized to accept trading instructions for such account, if different from the account holder(s).

(o) **"Customer Account Information"** shall include, but not be limited to, account type, customer type, date account opened, and large trader identifier (if applicable); except, however, that:

(1) in those circumstances in which an Industry Member has established a trading relationship with an institution but has not established an account with that institution, the Industry Member will:

(A) provide the Account Effective Date in lieu of the "date account opened"; and

(B) identify the "account type" as a "relationship".

(2) in those circumstances in which the relevant account was established prior to commencement of Phase 2c or Phase 2d (as applicable depending on whether the account involves Eligible Securities that are equities or options), and no "date account opened" is available for the account, the Industry Member will provide the Account Effective Date in the following circumstances:

(A) where an Industry Member changes back office providers or clearing firms and the date account opened is changed to the date the account was opened on the new back office/clearing firm system;

(B) where an Industry Member acquires another Industry Member and the date account opened is changed to the date the account was opened on the post-merger back office/clearing firm system;

(C) where there are multiple dates associated with an account in an Industry Member's system, and the parameters of each date are determined by the individual Industry Member; and

(D) where the relevant account is an Industry Member proprietary account.

(p) **"Customer Identifying Information"** means information of sufficient detail to identify a Customer, including, but not limited to:

(1) with respect to individuals: name, address, year of birth, individual's role in the account (e.g., primary holder, joint holder, guardian, trustee, person with the power of attorney); and

(2) with respect to legal entities: name, address, Employer Identification Number ("EIN")/Legal Entity Identifier ("LEI") or other comparable common entity identifier, if applicable; provided, however, that an Industry Member that has an LEI for a Customer must submit the Customer's LEI in addition to other information of sufficient detail to identify a Customer.

(q) **“Data Submitter”** means any person that reports data to the Central Repository, including national securities exchanges, national securities associations, broker-dealers, the SIPs for the CQS, CTA, UTP and Plan for Reporting of Consolidated Options Last Sale Reports and Quotation Information (“OPRA”) Plans, and certain other vendors or third parties that may submit data to the Central Repository on behalf of Industry Members.

(r) **“Eligible Security”** includes (1) all NMS Securities and (2) all OTC Equity Securities.

(s) **“Error Rate”** means the percentage of Reportable Events collected by the Central Repository in which the data reported does not fully and accurately reflect the order event that occurred in the market.

(t) **“Firm Designated ID”** means (1) a unique and persistent identifier for each trading account designated by Industry Members for purposes of providing data to the Central Repository, provided, however, such identifier may not be the account number for such trading account if the trading account is not a proprietary account; (2) a unique and persistent relationship identifier when an Industry Member does not have an account number available to its order handling and/or execution system at the time of order receipt, provided, however, such identifier must be masked; or (3) a unique and persistent entity identifier when an employee of an Industry Member is exercising discretion over multiple client accounts and creates an aggregated order for which a trading account number of the Industry Member is not available at the time of order origination, where each such identifier is unique among all identifiers from any given Industry Member.

(u) **“Industry Member”** means a member of a national securities exchange or a member of a national securities association.

(v) **“Industry Member Data”** has the meaning set forth in Rule 1703(a)(2).

(1) **“Phase 2a Industry Member Data”** means Industry Member Data required to be reported to the Central Repository commencing in Phase 2a.

(2) **“Phase 2b Industry Member Data”** means Industry Member Data required to be reported to the Central Repository commencing in Phase 2b.

(3) **“Phase 2c Industry Member Data”** means Industry Member Data required to be reported to the Central Repository commencing in Phase 2c.

(4) **“Phase 2d Industry Member Data”** means Industry Member Data required to be reported to the Central Repository commencing in Phase 2d.

(5) **“Phase 2e Industry Member Data”** means Industry Member Data required to be reported to the Central Repository commencing in Phase 2e. The full scope of Industry Member Data required by the CAT NMS Plan will be required to be reported to the CAT when Phase 2e has been implemented, subject to any applicable exemptive relief or amendments to the CAT NMS Plan.

(w) **“Initial Plan Processor”** means the first Plan Processor selected by the Operating Committee in accordance with SEC Rule 613, Section 6.1 of the CAT NMS Plan and the National Market System Plan Governing the Process for Selecting a Plan Processor and Developing a Plan for the Consolidated Audit Trail.

(x) **"Introducing Industry Member"** means a broker-dealer that does not qualify as a Small Industry Member solely because such broker-dealer satisfies Rule 0-10(i)(2) under the Exchange Act in that it introduces transactions on a fully disclosed basis to clearing firms that are not small businesses or small organizations.

(y) **"Listed Option"** or **"Option"** have the meaning set forth in Rule 600(b)(35) of Regulation NMS.

(z) **"Manual Order Event"** means a non-electronic communication of order-related information for which Industry Members must record and report the time of the event.

(aa) **"Material Terms of the Order"** includes: the NMS Security or OTC Equity Security symbol; security type; price (if applicable); size (displayed and non-displayed); side (buy/sell); order type; if a sell order, whether the order is long, short, short exempt; open/close indicator (except on transactions in equities); time in force (if applicable); if the order is for a Listed Option, option type (put/call), option symbol or root symbol, underlying symbol, strike price, expiration date, and open/close (except on market maker quotations); and any special handling instructions.

(bb) **"NMS Security"** means any security or class of securities for which transaction reports are collected, processed, and made available pursuant to an effective transaction reporting plan, or an effective national market system plan for reporting transactions in Listed Options.

(cc) **"NMS Stock"** means any NMS Security other than an option.

(dd) **"Operating Committee"** means the governing body of the CAT NMS, LLC designated as such and described in Article IV of the CAT NMS Plan.

(ee) **"Options Market Maker"** means a broker-dealer registered with an exchange for the purpose of making markets in options contracts traded on the exchange.

(ff) **"Order"** or **"order"**, with respect to Eligible Securities, shall include:

(1) Any order received by an Industry Member from any person;

(2) Any order originated by an Industry Member; or

(3) Any bid or offer.

(gg) **"OTC Equity Security"** means any equity security, other than an NMS Security, subject to prompt last sale reporting rules of a registered national securities association and reported to one of such association's equity trade reporting facilities.

(hh) "**Participant**" means each Person identified as such in Exhibit A of the CAT NMS Plan, as amended, in such Person's capacity as a Participant in CAT NMS, LLC.

(ii) "**Person**" means any individual, partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative or association and any heirs, executors, administrators, legal representatives, successors and assigns of such Person where the context so permits.

(jj) "**Plan Processor**" means the Initial Plan Processor or any other Person selected by the Operating Committee pursuant to SEC Rule 613 and Sections 4.3(b)(i) and 6.1 of the CAT NMS Plan, and with regard to the Initial Plan Processor, the National Market System Plan Governing the Process for Selecting a Plan Processor and Developing

a Plan for the Consolidated Audit Trail, to perform the CAT processing functions required by SEC Rule 613 and set forth in the CAT NMS Plan.

(kk) "**Received Industry Member Data**" has the meaning set forth in Rule 1703(a)(2).

(ll) "**Recorded Industry Member Data**" has the meaning set forth in Rule 1703(a)(1).

(mm) "**Reportable Event**" includes, but is not limited to, the original receipt or origination, modification, cancellation, routing, execution (in whole or in part) and allocation of an order, and receipt of a routed order.

(nn) "**SRO**" means any self-regulatory organization within the meaning of Section 3(a)(26) of the Exchange Act.

(oo) "**SRO-Assigned Market Participant Identifier**" means an identifier assigned to an Industry Member by an SRO or an identifier used by a Participant.

(pp) "**Small Industry Member**" means an Industry Member that qualifies as a small broker-dealer as defined in Rule 0-10(c) under the Securities Exchange Act of 1934, as amended.

(qq) "**Trading Day**" shall have the meaning as is determined by the Operating Committee. For the avoidance of doubt, the Operating Committee may establish different Trading Days for NMS Stocks (as defined in SEC Rule 600(b)(47)), Listed Options, OTC Equity Securities, and any other securities that are included as Eligible Securities from time to time.

(rr) "**Transformed Value for individual tax payer identification number ("ITIN")/social security number ("SSN")**" means the interim value created by an Industry Member based on a Customer ITIN/SSN.

[Adopted: March 15, 2017 (SR-MIAX-2017-03); amended August 18, 2017 (SR-MIAX-2017-35); amended June 22, 2020 (SR-MIAX-2020-18); amended July 31, 2020 (SR-MIAX-2020-27); amended January 11, 2021 (SR-MIAX-2020-38)]

Rule 1702. Consolidated Audit Trail Compliance Rule – Clock Synchronization

(a) **Clock Synchronization.**

(1) Each Industry Member shall synchronize its Business Clocks, other than such Business Clocks used solely for Manual Order Events or used solely for the time of allocation on Allocation Reports, at a minimum to within a fifty (50) millisecond tolerance of the time maintained by the atomic clock of the National Institute of Standards and Technology ("NIST"), and maintain such synchronization.

(2) Each Industry Member shall synchronize (A) its Business Clocks used solely for Manual Order Events and (B) its Business Clocks used solely for the time of allocation on Allocation Reports at a minimum to within a one second tolerance of the time maintained by the NIST atomic clock, and maintain such synchronization.

(3) The tolerance for paragraphs (a)(1) and (2) of this Rule includes all of the following:

(A) The difference between the NIST atomic clock and the Industry Member's Business Clock;

(B) The transmission delay from the source; and

(C) The amount of drift of the Industry Member's Business Clock.

(4) Business Clocks must be synchronized every business day before market open to ensure that timestamps for Reportable Events are accurate. To maintain clock synchronization, Business Clocks must be checked against the NIST atomic clock and re-synchronized, as necessary, throughout the day.

(b) **Documentation.** Industry Members must document and maintain their synchronization procedures for Business Clocks. Industry Members must keep a log of the times when they synchronize their Business Clocks and the results of the synchronization process. This log should include notice of any time a Business Clock drifts more than the applicable tolerance specified in paragraph (a) of this Rule. Such log must include results for a period of not less than five years ending on the then current date, or for the entire period for which the Industry Member has been required to comply with this Rule if less than five years.

(c) **Certification**. Each Industry Member shall certify to the Exchange that its Business Clocks satisfy the synchronization requirements set forth in paragraph (a) of this Rule periodically in accordance with the certification schedule established by the Operating Committee pursuant to the CAT NMS Plan.

(d) **Violation Reporting**. Each Industry Member with Business Clocks must report to the Plan Processor and the Exchange violations of paragraph (a) of this Rule pursuant to the thresholds set by the Operating Committee pursuant to the CAT NMS Plan.

[Adopted: March 15, 2017 (SR-MIAX-2017-03)]

Rule 1703. Consolidated Audit Trail Compliance Rule – Industry Member Data Reporting

(a) **Recording and Reporting Industry Member Data.**

(1) Subject to paragraph (3) below, each Industry Member shall record and electronically report to the Central Repository the following details for each order and each Reportable Event, as applicable ("Recorded Industry Member Data") in the manner prescribed by the Operating Committee pursuant to the CAT NMS Plan:

(A) for original receipt or origination of an order:

(i) Firm Designated ID(s) for each Customer;

(ii) CAT-Order-ID;

(iii) SRO-Assigned Market Participant Identifier of the Industry Member receiving or originating the order;

(iv) date of order receipt or origination;

(v) time of order receipt or origination (using timestamps pursuant to Rule 1706);

(vi) Material Terms of the Order;

(vii) the unique identification of any appropriate information barriers in place at the department within the Industry Member where the order was received or originated;

(viii) any request by a Customer that a limit order not be displayed, or that a block size limit order be displayed, pursuant to applicable rules;

(ix) the nature of the department or desk that originated the order, or received the order from a Customer;

(x) the type of account holder for which the order is submitted;

(xi) for an Industry Member that operates an ATS:

(1) the ATS's unique identifier for the order type of the order;

(2) the National Best Bid and National Best Offer (or relevant reference price) at the time of order receipt or origination, and the date and time at which the ATS recorded such National Best Bid and National Best Offer (or relevant reference price);

(3) the identification of the market data feed used by the ATS to record the National Best Bid and National Best Offer (or relevant reference price) for purposes of subparagraph (xi)(2). If for any reason, the ATS uses an alternative market data feed than what was reported on its ATS data submission, the ATS must provide notice to the Central Repository of the fact that an alternative source was used, identify the alternative source, and specify the date(s), time(s) and securities for which the alternative source was used;

(4) the sequence number assigned to the receipt or origination of the order by the ATS's matching engine;

(5) whether the ATS displays subscriber orders outside the ATS (other than to alternative trading system employees). If an ATS does display subscriber orders outside the ATS (other than to alternative trading system employees), indicate whether the order is displayed to subscribers only or through publicly disseminated quotation data.

(B) for the routing of an order:

(i) CAT-Order-ID;

(ii) date on which the order is routed;

(iii) time at which the order is routed (using timestamps pursuant to Rule 1706);

(iv) SRO-Assigned Market Participant Identifier of the Industry Member routing the order;

(v) SRO-Assigned Market Participant Identifier of the Industry Member or Participant to which the order is being routed;

(vi) if routed internally at the Industry Member, the identity and nature of the department or desk to which the order is routed, and the unique identification of any appropriate information barriers in place at the department within the Industry Member to which the order was transmitted;

(vii) Material Terms of the Order; and

(viii) for Industry Members that operate ATSs, the sequence number assigned to the routing of the order by the ATS's matching engine.

(C) for the receipt of an order that has been routed, the following information:

(i) CAT-Order-ID;

(ii) date on which the order is received;

(iii) time at which the order is received (using timestamps pursuant to Rule 1706);

(iv) SRO-Assigned Market Participant Identifier of the Industry Member receiving the order;

(v) SRO-Assigned Market Participant Identifier of the Industry Member or Participant routing the order;

(vi) Material Terms of the Order;

(vii) the unique identification of any appropriate information barriers in place at the department within the Industry Member which received the order;

(viii) the nature of the department or desk that received the order;

(ix) any request by a Customer that a limit order not be displayed, or that a block size limit order be displayed, pursuant to applicable rules; and

(x) for an Industry Member that operates an ATS:

(1) the ATS's unique identifier for the order type of the order;

(2) the National Best Bid and National Best Offer (or relevant reference price) at the time of order receipt, and the date and time at which the ATS recorded such National Best Bid and National Best Offer (or relevant reference price);

(3) the identification of the market data feed used by the ATS to record the National Best Bid and National Best Offer (or relevant reference price) for purposes of subparagraph (x)(2). If for any reason, the ATS uses an alternative market data feed than what was reported on its ATS data submission, the ATS must provide notice to the Central Repository of the fact that an alternative source was used, identify the alternative source, and specify the date(s), time(s) and securities for which the alternative source was used;

(4) the sequence number assigned to the receipt of the order by the ATS's matching engine;

(5) whether the ATS displays subscriber orders outside the ATS (other than to alternative trading system employees). If an ATS does display subscriber orders outside the ATS (other than to alternative trading system employees), indicate whether the order is displayed to subscribers only or through publicly disseminated quotation data.

(D) if the order is modified or cancelled:

(i) CAT-Order-ID;

(ii) date the modification or cancellation is received or originated;

(iii) time at which the modification or cancellation is received or originated (using timestamps pursuant to Rule 1706);

(iv) price and remaining size of the order, if modified;

(v) other changes in the Material Terms of the Order, if modified;

(vi) whether the modification or cancellation instruction was given by the Customer or was initiated by the Industry Member;

(vii) the unique identification of any appropriate information barriers at the department within the Industry Member which received or originated the modification;

(viii) any request by a Customer that a limit order not be displayed, or that a block size limit order be displayed, pursuant to applicable rules;

(ix) for an Industry Member that operates an ATS:

(1) the ATS's unique identifier for the order type of the order;

(2) the National Best Bid and National Best Offer (or relevant reference price) at the time of order modification or cancellation, and the date and time at which the ATS recorded such National Best Bid and National Best Offer (or relevant reference price);

(3) the identification of the market data feed used by the ATS to record the National Best Bid and National Best Offer (or relevant reference price) for purposes of subparagraph (ix)(2). If for any reason, the ATS uses an alternative market data feed than what was reported on its ATS data submission, the ATS must provide notice to the Central Repository of the fact that an alternative source was used, identify the alternative source, and specify the date(s), time(s) and securities for which the alternative source was used;

(4) the sequence number assigned to the modification or cancellation of the order by the ATS's matching engine;

(5) each time the ATS's matching engine re-prices an order or changes the display quantity of an order, the time of such modification and the applicable new price or size.

(E) if the order is executed, in whole or in part:

(i) CAT-Order-ID;

(ii) date of execution;

(iii) time of execution (using timestamps pursuant to Rule 1706);

(iv) execution capacity (principal, agency or riskless principal);

(v) execution price and size;

(vi) SRO-Assigned Market Participant Identifier of the Industry Member executing the order;

(vii) whether the execution was reported pursuant to an effective transaction reporting plan or the Plan for Reporting of Consolidated Options Last Sale Reports and Quotation Information; and

(viii) for Industry Members that operate ATSs:

(1) the National Best Bid and National Best Offer (or relevant reference price) at the time of execution, and the date and time at which the ATS recorded such National Best Bid and National Best Offer (or relevant reference price);

(2) the identification of the market data feed used by the ATS to record the National Best Bid and National Best Offer (or relevant reference price) for purposes of subparagraph (viii)(1). If for any reason, the ATS uses an alternative market data feed than what was reported on its ATS data submission, the ATS must provide notice to the Central Repository of the fact that an alternative source was used, identify the alternative source, and specify the date(s), time(s) and securities for which the alternative source was used; and

(3) the sequence number assigned to the execution of the order by the ATS's matching engine.

(F) other information or additional events as may be prescribed pursuant to the CAT NMS Plan.

(2) Subject to paragraph (3) below, each Industry Member shall record and report to the Central Repository the following, as applicable ("Received Industry Member Data" and collectively with the information referred to in Rule 1703(a)(1) "Industry Member Data")) in the manner prescribed by the Operating Committee pursuant to the CAT NMS Plan:

(A) if the order is executed, in whole or in part:

(i) SRO-Assigned Market Participant Identifier of the clearing broker, if applicable; and

(ii) CAT-Order-ID of any contra-side order(s);

(B) if the trade is cancelled, a cancelled trade indicator;

(C) for original receipt or origination of an order, the Firm Designated ID for the relevant Customer, Transformed Value for individual tax payer identification number ("ITIN")/social security number ("SSN"), and in accordance with Rule 1704, Customer Account Information and Customer Identifying Information for the relevant Customer;

(D) An Industry Member that operates an ATS must provide to the Central Repository:

(1) a list of all of its order types twenty (20) days before such order types become effective; and

(2) any changes to its order types twenty (20) days before such changes become effective. An identifier shall not be required for market and limit orders that have no other special handling instructions.

(E) if an Industry Member is required to submit and submits a trade report for a trade, and, if the trade is cancelled, a cancellation, to one of FINRA's Trade Reporting Facilities, OTC Reporting Facility or Alternative Display Facility pursuant to applicable SRO rules, and the Industry Member is required to report the corresponding execution and/or cancellation to the Central Repository:

(1) the Industry Member is required to report to the Central Repository the trade identifier reported by the Industry Member to such FINRA facility for the trade when the Industry Member reports the execution of an order pursuant to Rule 1703(a)(1)(E) or cancellation of an order pursuant to Rule 1703(a)(1)(D) beginning June 22, 2020 for Large Industry Members and Small Industry OATS Reporters and beginning December 13, 2021 for Small Industry Non-OATS Reporters, and such trade identifier must be unique beginning October 26, 2020 for Large Industry Members and Small Industry OATS Reporters and beginning December 13, 2021 for Small Industry Non-OATS Reporters;

(2) if the order is executed in whole or in part, and the Industry Member submits the trade report to one of FINRA's Trade Reporting Facilities, OTC Reporting Facility or Alternative Display Facility pursuant to applicable SRO rules, the Industry Member is not required to submit the SRO-Assigned Market Participant Identifier of the clearing broker pursuant to Rule 1703(a)(2)(A)(ii); provided, however, if the Industry Member does not report the clearing number of the clearing broker to such FINRA facility for a trade, or does not report the unique trade identifier to the Central Repository as required by Rule 1703(a)(2)(E)(1), then the Industry Member would be required to record and report to the Central Repository the clearing number of the clearing broker as well as information about the contra party to the trade beginning April 26, 2021 for Large Industry Members and Small Industry OATS Reporters and beginning December 13, 2021 for Small Industry Non-OATS Reporters; and

(3) if the trade is cancelled and the Industry Member submits the cancellation to one of FINRA's Trade Reporting Facilities, OTC Reporting Facility or Alternative Display Facility pursuant to applicable SRO rules, the Industry Member is not required to submit the cancelled trade indicator pursuant to Rule 1703(a)(2)(B); provided, however, if the Industry Member does not report a cancellation for a canceled trade to such FINRA facility, or does not report the unique trade identifier as required by Rule 1703(a)(2)(E)(1), then the Industry Member would be required to record and report to the Central Repository a cancelled trade indicator as well as a cancelled trade timestamp beginning June 22, 2020 for Large Industry Members and Small Industry OATS Reporters and beginning December 13, 2021 for Small Industry Non-OATS Reporters.

(F) an Allocation Report any time the Industry Member performs an Allocation to a Client Account, whether or not the Industry Member was the executing broker for the trade.

(3) Each Industry Member that is an Options Market Maker is not required to report to the Central Repository the Industry Member Data regarding the routing, modification or cancellation of its quotes in Listed Options. Each Industry Member that is an Options Market Maker shall report to the Exchange the time at which its quote in a Listed Option is sent to the Exchange (and, if applicable, any subsequent quote modification time and/or cancellation time when such modification or cancellation is originated by the Options Market Maker).

(b) **Timing of Recording and Reporting.**

(1) Each Industry Member shall record Recorded Industry Member Data contemporaneously with the applicable Reportable Event.

(2) Each Industry Member shall report:

(A) Recorded Industry Member Data to the Central Repository by 8:00 a.m. Eastern Time on the Trading Day following the day the Industry Member records such Recorded Industry Member Data; and

(B) Received Industry Member Data to the Central Repository by 8:00 a.m. Eastern Time on the Trading Day following the day the Industry Member receives such Received Industry Member Data.

(3) Industry Members may, but are not required to, voluntarily report Industry Member Data prior to the applicable 8:00 a.m. Eastern Time deadline.

(c) **Applicable Securities.**

(1) Each Industry Member shall record and report to the Central Repository the Industry Member Data as set forth in paragraph (a) of this Rule for each NMS Security registered or listed for trading on such exchange or admitted to unlisted trading privileges on such exchange.

(2) Each Industry Member shall record and report to the Central Repository the Industry Member Data as set forth in this paragraph (a) of this Rule for each Eligible Security for which transaction reports are required to be submitted to FINRA.

(d) **Security Symbology.**

(1) For each exchange-listed Eligible Security, each Industry Member shall report Industry Member Data to the Central Repository using the symbology format of the exchange listing the security.

(2) For each Eligible Security that is not exchange-listed, each Industry Member shall report Industry Member Data to the Central Repository using such symbology format as approved by the Operating Committee pursuant to the CAT NMS Plan.

(e) **Error Correction**. For each Industry Member for which errors in Industry Member Data submitted to the Central Repository have been identified by the Plan Processor or otherwise, such Industry Member shall submit corrected Industry Member Data to the Central Repository by 8:00 a.m. Eastern Time on T+3.

(f) Each Industry Member that operates an ATS that trades OTC Equity Securities shall provide to the Central Repository;

(1) the best bid and best offer for each OTC Equity Security traded on such ATS;

(2) an indication of whether each bid and offer for OTC Equity Securities was solicited or unsolicited; and

(3) the unpriced bids and offers for each OTC Equity Security traded on such ATS.

[Adopted: March 15, 2017 (SR-MIAX-2017-03); amended June 22, 2020 (SR-MIAX-2020-18); amended January 11, 2021 (SR-MIAX 2020-38)]

Rule 1704. Consolidated Audit Trail Compliance Rule – Customer Information Reporting

(a) **Initial Set of Customer Information**. Each Industry Member shall submit to the Central Repository the Firm Designated ID, the Transformed Value for individual tax payer identification number ("ITIN")/social security number ("SSN"), Customer Account Information and Customer Identifying Information for each of its Customers with an Active Account prior to such Industry Member's commencement of reporting to the Central Repository and in accordance with the deadlines set forth in Rule 1709.

(b) **Daily Updates to Customer Information**. Each Industry Member shall submit to the Central Repository any updates, additions or other changes to the Firm Designated ID, the Transformed Value for individual tax payer identification number ("ITIN")/social security number ("SSN"), Customer Account Information and Customer Identifying Information for each of its Customers with an Active Account on a daily basis.

(c) **Periodic Updates to Complete Set of Customer Information**. On a periodic basis as designated by the Plan Processor and approved by the Operating Committee, each Industry Member shall submit to the Central Repository a complete set of Firm Designated IDs, the Transformed Value for individual tax payer identification number ("ITIN")/social security number ("SSN"), Customer Account Information and Customer Identifying Information for each of its Customers with an Active Account.

(d) **Error Correction**. For each Industry Member for which errors in Firm Designated ID, the Transformed Value for individual tax payer identification number ("ITIN")/social security number ("SSN"), Customer Account Information and Customer Identifying Information for each of its Customers with an Active Account submitted to the Central Repository have been identified by the Plan Processor or otherwise, such Industry Member shall submit corrected data to the Central Repository by 5:00 p.m. Eastern Time on T+3.

[Adopted: March 15, 2017 (SR-MIAX-2017-03); amended June 22, 2020 (SR-MIAX-2020-18)]

Rule 1705. Consolidated Audit Trail Compliance Rule – Industry Member Information Reporting

Each Industry Member shall submit to the Central Repository information sufficient to identify such Industry Member, including CRD number and LEI, if such LEI has been obtained, prior to such Industry Member's commencement of reporting to the Central Repository and in accordance with the deadlines set forth in Rule 1709, and keep such information up to date as necessary.

[Adopted: March 15, 2017 (SR-MIAX-2017-03)]

Rule 1706. Consolidated Audit Trail Compliance Rule – Time Stamps

(a) **Millisecond Time Stamps.**

(1) Subject to paragraphs (a)(2) and (b), each Industry Member shall record and report Industry Member Data to the Central Repository with time stamps in milliseconds.

(2) Subject to paragraph (b), to the extent that any Industry Member's order handling or execution systems utilize time stamps in increments finer than milliseconds, such Industry Member shall record and report Industry Member Data to the Central Repository with time stamps in such finer increment.

(b) **One Second Time Stamps/Electronic Order Capture.**

(1) Each Industry Member may record and report Manual Order Events to the Central Repository in increments up to and including one second, provided that each Industry Member shall record and report the time when a Manual Order Event has been captured electronically in an order handling and execution system of such Industry Member ("Electronic Capture Time") in milliseconds; and

(2) Each Industry Member may record and report the time of Allocation Reports in increments up to and including one second up to nanoseconds provided, that Industry Members that capture timestamps in increments more granular than nanoseconds must truncate the timestamps after the nanosecond level for submission to CAT, rather than rounding such timestamps up or down, until April 8, 2025.

[Adopted: March 15, 2017 (SR-MIAX-2017-03); amended June 22, 2020 (SR-MIAX-2020-18)]

Rule 1707. Consolidated Audit Trail Compliance Rule – Clock Synchronization Rule Violation

An Industry Member that engages in a pattern or practice of reporting Reportable Events outside of the required clock synchronization time period as set forth in this Consolidated Audit Trail Compliance Rule without reasonable justification or exceptional circumstances may be considered in violation of this Rule.

[Adopted: March 15, 2017 (SR-MIAX-2017-03)]

Rule 1708. Consolidated Audit Trail Compliance Rule – Connectivity and Data Transmission

(a) **Data Transmission**. Each Industry Member shall transmit data as required under the CAT NMS Plan to the Central Repository utilizing such format(s) as may be provided by the Plan Processor and approved by the Operating Committee.

(b) **Connectivity**. Each Industry Member shall connect to the Central Repository using a secure method(s), including but not limited to private line(s) and virtual private network connection(s).

(c) **CAT Reporting Agents.**

(1) Any Industry Member may enter into an agreement with a CAT Reporting Agent pursuant to which the CAT Reporting Agent agrees to fulfill the reporting obligations of such Member under the Consolidated Audit Trail Compliance Rule. Any such agreement shall be evidenced in writing, which shall specify the respective functions and responsibilities of each party to the agreement that are required to effect full compliance with the requirements of the Consolidated Audit Trail Compliance Rule.

(2) All written documents evidencing an agreement described in subparagraph (1) shall be maintained by each party to the agreement.

(3) Each Industry Member remains primarily responsible for compliance with the requirements of this Consolidated Audit Trail Rule (Rules 1701-1712), notwithstanding the existence of an agreement described in this paragraph.

[Adopted: March 15, 2017 (SR-MIAX-2017-03)]

Rule 1709. Consolidated Audit Trail Compliance Rule – Development and Testing

(a) **Development.**

(1) Industry Member file submission and data integrity testing for Phases 2a and 2b shall begin in December 2019.

(2) Industry Member testing of the Reporter Portal, including data integrity error correction tools and data submissions, shall begin in February 2020.

(3) The Industry Member test environment shall open with intra-firm linkage validations to Industry Members for both Phases 2a and 2b in April 2020.

(4) The Industry Member test environment shall open to Industry Members with inter-firm linkage validations for both Phases 2a and 2b in July 2020.

(5) The Industry Member test environment shall open to Industry Members with Phase 2c functionality (full representative order linkages) in January 2021.

(6) The Industry Member test environment shall open to Industry Members with Phase 2d functionality (manual options orders, complex options orders, and options allocations) in June 2021.

(7) Participant exchanges that support options market making quoting shall begin accepting Quote Sent Time on quotes from Industry Members no later than April 2020.

(8) The Industry Member test environment (customer and account information) will be open to Industry Members in January 2022.

(b) **Testing**. Each Industry Member shall participate in testing related to the Central Repository, including any industry-wide disaster recovery testing, pursuant to the schedule established pursuant to the CAT NMS Plan.

[Adopted: March 15, 2017 (SR-MIAX-2017-03); amended June 22, 2020 (SR-MIAX-2020-18)]

Rule 1710. Consolidated Audit Trail Compliance Rule – Recordkeeping

Each Industry Member shall maintain and preserve records of the information required to be recorded under this Rule Series for the period of time and accessibility specified in SEC Rule 17a-4(b). The records required to be maintained and preserved under this Rule may be immediately produced or reproduced on “micrographic media” as defined in SEC Rule 17a-4(f)(1)(i) or by means of “electronic storage media” as defined in SEA Rule 17a-4(f)(1)(ii) that meet the conditions set forth in SEC Rule 17a-4(f) and be maintained and preserved for the required time in that form.

[Adopted: March 15, 2017 (SR-MIAX-2017-03)]

Rule 1711. Consolidated Audit Trail Compliance Rule – Timely, Accurate and Complete Data

(a) **General**. Industry Members are required to record and report data to the Central Repository as required by this Rule Series in a manner that ensures the timeliness, accuracy, integrity and completeness of such data.

(b) **LEIs**. Without limiting the requirement set forth in paragraph (a), Industry Members are required to accurately provide the LEIs in their records as required by this Rule Series and may not knowingly submit inaccurate LEIs to the Central Repository; provided, however, that this requirement does not impose any additional due diligence obligations on Industry Members with regard to LEIs for CAT purposes.

(c) **Compliance with Error Rate**. If an Industry Member reports data to the Central Repository with errors such that the error percentage exceeds the maximum Error Rate established by the Operating Committee pursuant to the CAT NMS Plan, then such Industry Member would not be in compliance with the Consolidated Audit Trail Compliance Rule.

(d) **Compliance Thresholds**. Each Industry Member shall be required to meet a separate compliance threshold which will be an Industry Member-specific rate that may be used as the basis for further review or investigation into the Industry Member's performance with regard to the CAT (the "Compliance Thresholds"). Compliance Thresholds will compare an Industry Member's error rate to the aggregate Error Rate over a period of time to be defined by the Operating Committee. An Industry Member's performance with respect to its Compliance Threshold will not signify, as a matter of law, that such Industry Member has violated the Consolidated Audit Trail Compliance Rule.

[Adopted: March 15, 2017 (SR-MIAX-2017-03)]

Rule 1712. Consolidated Audit Trail Compliance Rule – Compliance Dates

(a) **General**. Paragraphs (b) and (c) of this Rule set forth the additional details with respect to the compliance date for this Rule Series. Unless otherwise noted, Rules 1701-1712 are fully effective and Members must comply with their terms.

(b) **Clock Synchronization.**

(1) Each Industry Member shall comply with Rule 1702 with regard to Business Clocks that capture time in milliseconds commencing on or before March 15, 2017.

(2) Each Industry Member shall comply with Rule 1702 with regard to Business Clocks that do not capture time in milliseconds commencing on or before February 19, 2018.

(c) **CAT Data Reporting.**

(1) Each Industry Member (other than a Small Industry Member) ("Large Industry Member") shall record and report the Industry Member Data to the Central Repository, as follows:

(A) Phase 2a Industry Member Data by June 22, 2020;

(B) Phase 2b Industry Member Data by July 20, 2020;

(C) Phase 2c Industry Member Data by April 26, 2021;

(D) Phase 2d Industry Member Data by December 13, 2021; and

(E) Phase 2e Industry Member Data by July 11, 2022.

(2) Each Industry Member that is a Small Industry Member shall record and report the Industry Member Data to the Central Repository, as follows:

(A) Small Industry Members that are required to record or report information to FINRA's Order Audit Trail System pursuant to applicable SRO rules ("Small Industry OATS Reporter") to report to the Central Repository Phase 2a Industry Member Data by June 22, 2020.

(B) Small Industry Members that are not required to record or report information to FINRA's Order Audit Trail System pursuant to applicable SRO rules ("Small Industry Non-OATS Reporter") to report to the Central Repository Phase 2a Industry Member Data by December 13, 2021.

(C) Small Industry Members to report to the Central Repository Phase 2b Industry Member Data, Phase 2c Industry Member Data, and Phase 2d Industry Member Data by December 13, 2021; and

(D) Small Industry Members to report to the Central Repository Phase 2e Industry Member Data by July 11, 2022.

(3) Introducing Industry Members must comply with the requirements of the CAT NMS Plan applicable to Small Industry Members.

[Adopted: March 15, 2017 (SR-MIAX-2017-03); amended June 22, 2020 (SR-MIAX-2020-18)]

Rule 1713. Consolidated Audit Trail – Fee Dispute Resolution

(a) **Definitions**.

(1) For purposes of this Rule, the terms "**CAT NMS Plan**", "**Industry Member**", "**Operating Committee**", and "**Participant**" are defined as set forth in Rule 1701 (Consolidated Audit Trail Compliance Rule – Definitions.

(2) "**Subcommittee**" means a subcommittee designated by the Operating Committee pursuant to the CAT NMS Plan.

(3) "**CAT Fee**" means any fees as contemplated by the CAT NMS Plan and imposed on Industry Members pursuant to the Rules.

(b) **Fee Dispute Resolution**. Disputes initiated by an Industry Member with respect to CAT Fees charged to such Industry Member, including disputes related to the designated tier and the fee calculated pursuant to such tier, shall be resolved by the Operating Committee, or a Subcommittee designated by the Operating Committee, of the CAT NMS Plan, pursuant to the Fee Dispute Resolution Procedures adopted pursuant to the CAT NMS Plan and set forth in paragraph (c) of this Rule. Decisions on such matters shall be binding on Industry Members, without prejudice to the rights of any such Industry Member to seek redress from the SEC or in any other appropriate forum.

(c) **Fee Dispute Resolution Procedures under the CAT NMS Plan**.

(1) **Scope of Procedures**. These Fee Dispute Resolution Procedures provide the procedure for Industry Members that dispute CAT Fees charged to such Industry Member, including disputes related to the designated tier and the fee calculated pursuant to such tier, to apply for an opportunity to be heard and to have the CAT Fees charged to such Industry Member reviewed.

(2) **Submission and Time Limitation on Application to CAT NMS, LLC ("Company")**. An Industry Member that disputes CAT Fees charged to such Industry Member and that desires to have an opportunity to be heard with respect to such disputed CAT Fees shall file a written application with the Company within 15 business days after being notified of such disputed CAT Fees. The application shall identify the disputed CAT Fees, state the specific reasons why the applicant takes exception to such CAT Fees, and set forth the relief sought. In addition, if the applicant intends to submit any additional documents, statements, arguments or other material in support of the application, the same should be so stated and identified.

(3) **Procedure Following Applications for Hearing.**

(A) **Fee Review Subcommittee**. The Company will refer applications for hearing and review promptly to the Subcommittee designated by the Operating Committee pursuant to Section 4.12 of the CAT NMS Plan with responsibility for conducting the reviews of CAT Fee disputes pursuant to these Fee Dispute Resolution Procedures. This Subcommittee will be referred to as the Fee Review Subcommittee. The members of the Fee Review Subcommittee will be subject to the provisions of Section 4.3(d) of the CAT NMS Plan regarding recusal and Conflicts of Interest.

(B) **Record**. The Fee Review Subcommittee will keep a record of the proceedings.

(C) **Hearings and Documents**. The Fee Review Subcommittee will hold hearings promptly. The Fee Review Subcommittee will set a hearing date. The parties to the hearing (as described in Paragraph (4)(A) below) shall furnish the Fee Review Subcommittee with all materials relevant to the proceedings at least 72 hours prior to the date of the hearing. Each party shall have the right to inspect and copy the other party's materials prior to the hearing.

(4) **Hearing and Decision.**

(A) **Parties**. The parties to the hearing shall consist of the applicant and a representative of the Company who shall present the reasons for the action taken by the Company that allegedly aggrieved the applicant.

(B) **Counsel**. The applicant is entitled to be accompanied, represented and advised by counsel at all stages of the proceedings.

(C) **Conduct of Hearing**. The Fee Review Subcommittee shall determine all questions concerning the admissibility of evidence and shall otherwise regulate the conduct of the hearing. Each of the parties shall be permitted to make an opening statement, present witnesses and documentary evidence, cross examine opposing witnesses and present closing arguments orally or in writing as determined by the Fee Review Subcommittee. The Fee Review Subcommittee also shall have the right to question all parties and witnesses to the proceeding. The Fee Review Subcommittee shall keep a record of the hearing. The formal rules of evidence shall not apply.

(D) **Decision**. The Fee Review Subcommittee shall set forth its decision in writing and send the written decision to the parties to the proceeding. Such decisions shall contain the reasons supporting the conclusions of the Fee Review Subcommittee.

(5) **Review.**

(A) **Petition**. The decision of the Fee Review Subcommittee shall be subject to review by the Operating Committee either on its own motion within 20 business days after issuance of the decision or upon written request submitted by the applicant within 15 business days after issuance of the decision. The applicant's petition

shall be in writing and specify the findings and conclusions to which the applicant objects, together with the reasons for such objections. Any objection to a decision not specified in writing shall be considered to have been abandoned and may be disregarded. Parties may petition to submit a written argument to the Operating Committee and may request an opportunity to make an oral argument before the Operating Committee. The Operating Committee shall have sole discretion to grant or deny either request.

(B) **Conduct of Review**. The Operating Committee shall conduct the review. The review shall be made upon the record and shall be made after such further proceedings, if any, as the Operating Committee may order. Based upon such record, the Operating Committee may affirm, reverse or modify, in whole or in part, the decision of the Fee Review Subcommittee. The decision of the Operating Committee shall be in writing, shall be sent to the parties to the proceeding and shall be final.

(6) **Time Limit for Review**. A final decision regarding the disputed CAT Fees by the Operating Committee, or the Fee Review Subcommittee (if there is no review by the Operating Committee), must be provided within 90 days of the date on which the Industry Member filed a written application regarding disputed CAT Fees with the Company pursuant to Paragraph (2) of these Fee Dispute Resolution Procedures. The Operating Committee may extend the 90-day time limit under this Paragraph (6) at its discretion.

(7) **Miscellaneous Provisions.**

(A) **Service of Notice**. Any notices or other documents may be served upon the applicant either personally or by leaving the same at its, his or her place of business or by deposit in the United States post office, postage prepaid, by registered or certified mail, addressed to the applicant at its, his or her last known business or residence address.

(B) **Extension of Certain Time Limits**. Any time limits imposed under these Fee Dispute Resolution Procedures for the submission of answers, petitions or other materials may be extended by permission of the Operating Committee. All papers and documents relating to review by the Fee Review Subcommittee or the Operating Committee must be submitted to the Fee Review Subcommittee or Operating Committee, as applicable.

(8) **Agency Review**. Decisions on such CAT Fee disputes made pursuant to these Fee Dispute Resolution Procedures shall be binding on Industry Members, without prejudice to the rights of any such Industry Member to seek redress from the SEC or in any other appropriate forum.

(9) **Payment of Disputed CAT Fees.**

(A) **Timing of Fee Payment**. An Industry Member that files a written application with the Company regarding disputed CAT Fees in accordance with these Fee Dispute Resolution Procedures is not required to pay such disputed CAT Fees until the dispute is resolved in accordance with these Fee Dispute Resolution Procedures, including any review pursuant to Paragraph (8). For the purposes of this Paragraph (9), the disputed CAT Fees means the amount of the invoiced CAT Fees that the Industry Member has asserted pursuant to these Fee Dispute Resolution Procedures that such Industry Member does not owe to the Company. The Industry Member must pay any invoiced CAT Fees that are not disputed CAT Fees when due as set forth in the original invoice.

(B) **Interest on Unpaid CAT Fees**. Once the dispute regarding CAT Fees is resolved pursuant to these Fee Dispute Resolution Procedures, if it is determined that the Industry Member owes any of the disputed CAT Fees, then the Industry Member must pay such disputed CAT Fees that are owed as well as interest on such disputed CAT Fees from the original due date (that is, 30 days after receipt of the original invoice of such CAT Fees) until such

disputed CAT Fees are paid at a per annum rate equal to the lesser of (i) the Prime Rate plus 300 basis points, or (ii) the maximum rate permitted by applicable law.

[Adopted: August 30, 2017 (SR-MIAX-2017-24)]

CHAPTER XVIII. INDEX OPTIONS

Rule 1800. Application of Index Rules

The Rules in this Chapter are applicable only to index options (options on indices of securities as defined below). The Rules in Chapters I through XVII are also applicable to the options provided for in this Chapter, unless such Rules are specifically replaced or are supplemented by Rules in this Chapter. Where the Rules in this Chapter indicate that particular indices or requirements with respect to particular indices will be “Specified,” the Exchange shall file a proposed rule change with the Commission to specify such indices or requirements.

[Adopted: September 27, 2017 (SR-MIAX-2017-39)]

Rule 1801. Definitions

(a) The term "**aggregate exercise price**" means the exercise price of the options contract times the index multiplier.

(b) The term "**American-style index option**" means an option on an industry or market index that can be exercised on any business day prior to expiration, including the business day of expiration in the case of an option contract expiring on a business day.

(c) The term "**A.M.-settled index option**" means an index options contract for which the current index value at expiration shall be determined as provided in Rule 1809(a)(5).

(d) The term "**call**" means an options contract under which the holder of the option has the right, in accordance with the terms of the option, to purchase from the Clearing Corporation the current index value times the index multiplier.

(e) The term “**constituent option series**” means all option series listed on the Exchange that are used to calculate the exercise or final settlement value, as applicable, of expiring volatility index derivatives.

(f) The term "**current index value**" with respect to a particular index options contract means the level of the underlying index reported by the reporting authority for the index, or any multiple or fraction of such reported level specified by the Exchange. The current index value with respect to a reduced-value long term options contract is one-tenth of the current index value of the related index option. The "**closing index value**" shall be the last index value reported on a business day.

(g) The term "**exercise price**" means the specified price per unit at which the current index value may be purchased or sold upon the exercise of the option.

(h) The term "**European-style index option**" means an option on an industry or market index that can be exercised only on the business day of expiration, or, in the case of an option contract expiring on a day that is not a business day, the last business day prior to the day it expires.

(i) The term “**Foreign Currency Index**” means an index designed to track the performance of a basket of currencies, as provided in the table in MIAX Rule 1805A.

(j) The term "**index multiplier**" means the amount specified in the contract by which the current index value is to be multiplied to arrive at the value required to be delivered to the holder of a call or by the holder of a put upon valid exercise of the contract.

(k) The terms "**industry index**" and "**narrow-based index**" mean an index designed to be representative of a particular industry or a group of related industries or an index whose constituents are all headquartered within a single country.

(l) The term "**market index**" and "**broad-based index**" mean an index designed to be representative of a stock market as a whole or of a range of companies in unrelated industries.

(m) The term "**non-strategy order**" means any order (including an order in a constituent option series) a market participant submits for participation in the modified opening procedure (as described in Interpretation and Policy .03 of Rule 503) that is not a strategy order (or a change to or cancellation of a strategy order).

(n) The term "**put**" means an options contract under which the holder of the option has the right, in accordance with the terms and provisions of the option, to sell to the Clearing Corporation the current index value times the index multiplier.

(o) The term "**Quarterly Options Series**" means, for the purposes of Chapter XVIII, a series in an index options class that is approved for listing and trading on the Exchange in which the series is opened for trading on any business day and that expires at the close of business on the last business day of a calendar quarter.

(p) The term "**reporting authority**" with respect to a particular index means the institution or reporting service designated by the Exchange as the official source for (1) calculating the level of the index from the reported prices of the underlying securities that are the basis of the index and (2) reporting such level. The reporting authority for each index approved for options trading on the Exchange shall be Specified (as provided in Rule 1800) in the Interpretations and Policies to this Rule 1801.

(q) The term "**Short Term Option Series**" means, for the purposes of Chapter XVIII, a series in an index option class that is approved for listing and trading on the Exchange in which the series is opened for trading on any Thursday or Friday that is a business day and that expires on the Friday of the following business week that is a business day. If a Friday is not a business day, the series may be opened (or shall expire) on the first business day immediately prior to that Friday.

(r) **Strategy Order.** The Exchange deems individual orders (considered collectively) a market participant submits for participation in the modified opening procedure (as described in Interpretation and Policy .03 of Rule 503) to be a "strategy order," based on related facts and circumstances considered by the Exchange, only if the orders:

(1) relate to the market participant's positions in expiring volatility index derivatives;

(2) are for option series with the expiration that the Exchange will use to calculate the exercise or final settlement value, as applicable, of the applicable volatility index derivative;

(3) are for option series with strike prices approximating the range of series that are later determined to constitute the constituent option series for the applicable expiration;

(4) are for put (call) options with strike prices equal to or less (greater) than the "at-the-money" strike price; and

(5) have quantities approximating the weighting formula used to determine the exercise or final settlement value, as applicable, in accordance with the applicable volatility index methodology.

(s) The term "**underlying security**" or "**underlying securities**" with respect to an index options contract means any of the securities that are the basis for the calculation of the index.

Interpretations and Policies:

.01 The reporting authorities designated by the Exchange in respect of each index underlying an index options contract traded on the Exchange are as provided in the chart below.

Underlying Index	Reporting Authority
SPIKES Index	Miami International Securities Exchange, LLC
BRIXX Office Index	Devexperts
BRIXX Retail Index	Devexperts
BRIXX Residential Index	Devexperts
BRIXX Hospitality Index	Devexperts
BRIXX Composite Index	Devexperts

[Adopted: September 27, 2017 (SR-MIAX-2017-39); amended October 12, 2018 (SR-MIAX-2018-14); amended June 19, 2019 (SR-MIAX-2019-25); amended May 18, 2020 (SR-MIAX-2020-08); amended April 29, 2021 (SR-MIAX-2021-09)]

Rule 1802. Designation of an Index

(a) The component securities of an index underlying an index option contract need not meet the requirements of Rule 402. Except as set forth in subparagraphs (b) and (d) below, the listing of a class of index options requires the filing of a proposed rule change to be approved by the Securities and Exchange Commission under Section 19(b) of the Exchange Act.

(b) The Exchange may trade options on a narrow-based index pursuant to Rule 19b-4(e) of the Securities Exchange Act of 1934, if each of the following conditions is satisfied:

(1) The options are designated as A.M.-settled index options;

(2) The index is capitalization-weighted, price-weighted, equal dollar-weighted, or modified capitalization-weighted, and consists of 10 or more component securities;

(3) Each component security has a market capitalization of at least $75 million, except that for each of the lowest weighted component securities in the index that in the aggregate account for no more than 10 percent of the weight of the index, the market capitalization is at least $50 million;

(4) Trading volume of each component security has been at least one million shares for each of the last six months, except that for each of the lowest weighted component securities in the index that in the aggregate account for no more than 10 percent of the weight of the index, trading volume has been at least 500,000 shares for each of the last six months;

(5) In a capitalization-weighted index or a modified capitalization-weighted index, the lesser of the five highest weighted component securities in the index or the highest weighted component securities in the index that in the aggregate represent at least 30 percent of the total number of component securities in the index each have had an average monthly trading volume of at least 2,000,000 shares over the past six months;

(6) No single component security represents more than 30 percent of the weight of the index, and the five highest weighted component securities in the index do not in the aggregate account for more than 50 percent (65 percent for an index consisting of fewer than 25 component securities) of the weight of the index;

(7) Component securities that account for at least 90 percent of the weight of the index and at least 80 percent of the total number of component securities in the index satisfy the requirements of Rule 402 applicable to individual underlying securities;

(8) Each component security must be an “NMS stock” as defined in Rule 600 of Reg NMS under the Exchange Act;

(9) Non-U.S. component securities (stocks or ADRs) that are not subject to comprehensive surveillance agreements do not in the aggregate represent more than 20 percent of the weight of the index;

(10) The current index value is widely disseminated at least once every 15 seconds by OPRA, CTA/CQ, NIDS or one or more major market data vendors during the time the index options are traded on the Exchange;

(11) An equal dollar-weighted index will be rebalanced at least once every calendar quarter; and

(12) If an underlying index is maintained by a broker-dealer, the index is calculated by a third party who is not a broker-dealer, and the broker-dealer has erected an information barrier around its personnel who have access to information concerning changes in and adjustments to the index.

(c) The following maintenance listing standards shall apply to each class of index options originally listed pursuant to paragraph (b) above:

(1) The requirements stated in subparagraphs (b)(1), (3), (6), (7), (8), (9), (10), (11) and (12) must continue to be satisfied, provided that the requirements stated in subparagraph (b)(6) must be satisfied only as of the first day of January and July in each year;

(2) The total number of component securities in the index may not increase or decrease by more than 33 1/3 percent from the number of component securities in the index at the time of its initial listing, and in no event may be less than nine component securities;

(3) Trading volume of each component security in the index must be at least 500,000 shares for each of the last six months, except that for each of the lowest weighted component securities in the index that in the aggregate account for no more than 10 percent of the weight of the index, trading volume must be at least 400,000 shares for each of the last six months; and

(4) In a capitalization-weighted index or a modified capitalization-weighted index, the lesser of the five highest weighted component securities in the index or the highest weighted component securities in the index that in the aggregate represent at least 30 percent of the total number of stocks in the index each have had an average monthly trading volume of at least 1,000,000 shares over the past six months. In the event a class of index options listed on the Exchange fails to satisfy the maintenance listing standards set forth herein, the Exchange shall not open for trading any additional series of options of that class unless such failure is determined by the Exchange not to be significant and the SEC concurs in that determination, or unless the continued listing of that class of index options has been approved by the SEC under Section 19(b)(2) of the Exchange Act.

(d) The Exchange may trade options on a broad-based index pursuant to Rule 19b-4(e) of the Securities Exchange Act of 1934, if each of the following conditions is satisfied:

(1) The index is broad-based, as defined in Rule 1801(l);

(2) Options on the index are designated as A.M.-settled;

(3) The index is capitalization-weighted, modified capitalization-weighted, price-weighted, or equal dollar-weighted;

(4) The index consists of 50 or more component securities;

(5) Component securities that account for at least ninety-five percent (95%) of the weight of the index have a market capitalization of at least $75 million, except that component securities that account for at least sixty-five percent (65%) of the weight of the index have a market capitalization of at least $100 million;

(6) Component securities that account for at least eighty percent (80%) of the weight of the index satisfy the requirements of Rule 402 applicable to individual underlying securities;

(7) Each component security that accounts for at least one percent (1%) of the weight of the index has an average daily trading volume of at least 90,000 shares during the last six month period;

(8) No single component security accounts for more than ten percent (10%) of the weight of the index, and the five highest weighted component securities in the index do not, in the aggregate, account for more than thirty-three percent (33%) of the weight of the index;

(9) Each component security must be an “NMS stock” as defined in Rule 600 of Regulation NMS under the Exchange Act;

(10) Non-U.S. component securities (stocks or ADRs) that are not subject to comprehensive surveillance agreements do not, in the aggregate, represent more than twenty percent (20%) of the weight of the index;

(11) The current index value is widely disseminated at least once every fifteen (15) seconds by OPRA, CTA/CQ, NIDS or one or more major market data vendors during the time options on the index are traded on the Exchange;

(12) The Exchange reasonably believes it has adequate system capacity to support the trading of options on the index, based on a calculation of the Exchange’s current ISCA allocation and the number of new messages per second expected to be generated by options on such index;

(13) An equal dollar-weighted index is rebalanced at least once every calendar quarter;

(14) If an index is maintained by a broker-dealer, the index is calculated by a third-party who is not a broker-dealer, and the broker-dealer has erected an informational barrier around its personnel who have access to information concerning changes in, and adjustments to, the index;

(15) The Exchange has written surveillance procedures in place with respect to surveillance of trading of options on the index.

(e) The following maintenance listing standards shall apply to each class of index options originally listed pursuant to paragraph (d) above:

(1) The requirements set forth in subparagraphs (d)(1) – (d)(3) and (d)(9) – (d)(15) must continue to be satisfied. The requirements set forth in subparagraphs (d)(5) – (d)(8) must be satisfied only as of the first day of January and July in each year;

(2) The total number of component securities in the index may not increase or decrease by more than ten percent (10%) from the number of component securities in the index at the time of its initial listing.

In the event a class of index options listed on the Exchange fails to satisfy the maintenance listing standards set forth herein, the Exchange shall not open for trading any additional series of options of that class unless the continued listing of that class of index options has been approved by the SEC under Section 19(b)(2) of the Exchange Act.

[Adopted: September 27, 2017 (SR-MIAX-2017-39); amended June 19, 2019 (SR-MIAX-2019-25)]

Rule 1803. Dissemination of Information

(a) The Exchange shall disseminate, or shall assure that the current index value is disseminated, after the close of business and from time-to-time on days on which transactions in index options are made on the Exchange.

(b) The Exchange shall maintain, in files available to the public, information identifying the components whose prices are the basis for calculation of the index and the method used to determine the current index value.

[Adopted: September 27, 2017 (SR-MIAX-2017-39)

Rule 1804. Position Limits for Broad-Based Index Options

(a) Rule 307 generally shall govern position limits for broad-based index options, as modified by this Rule 1804. There may be no position limit for certain Specified (as provided in Rule 1800) broad-based index options contracts. Except as otherwise indicated below, the position limit for a broad-based index option shall be 25,000 contracts on the same side of the market. Reduced-value options on broad-based security indexes for which full-value options have no position and exercise limits will similarly have no position and exercise limits. All other broad-based index options contracts shall be subject to a contract limitation fixed by the Exchange, which shall not be larger than the limits provided in the chart below.

Broad-Based Underlying Index	Standard Limit (on the same side of the market)	Restrictions
SPIKES Index	None.	None.

(b) Index options contracts shall not be aggregated with options contracts on any stocks whose prices are the basis for calculation of the index.

(c) Positions in reduced-value index options shall be aggregated with positions in full-value indices. For such purposes, ten reduced-value contracts shall equal one contract.

(d) Positions in Short Term Option Series and Quarterly Options Series shall be aggregated with positions in options contracts on the same index.

[Adopted: September 27, 2017 (SR-MIAX-2017-39); amended October 12, 2018 (SR-MIAX-2018-14)]

Rule 1805. Position Limits for Industry Index Options

(a) (1) Rule 307 generally shall govern position limits for industry index options, as modified by this Rule 1805. Options contracts on an industry index shall, subject to the procedures specified in subparagraph (3) of this rule, be subject to the following position limits:

(i) 18,000 contracts if the Exchange determines, at the time of a review conducted pursuant to subparagraph (2) of this paragraph (a), that any single underlying stock accounted, on average, for thirty percent (30%) or more of the index value during the thirty (30) -day period immediately preceding the review; or

(ii) 24,000 contracts if the Exchange determines, at the time of a review conducted pursuant to subparagraph (2) of this paragraph (a), that any single underlying stock accounted, on average, for twenty percent (20%) or more of the index value or that any five (5) underlying stocks together accounted, on average, for more than fifty percent (50%) of the index value, but that no single stock in the group accounted, on average, for thirty percent (30%) or more of the index value, during the thirty (30)-day period immediately preceding the review; or

(iii) 31,500 contracts if the Exchange determines that the conditions specified above which would require the establishment of a lower limit have not occurred.

(2) The Exchange shall make the determinations required by subparagraph (1) of this paragraph (a) with respect to options on each industry index at the commencement of trading of such options on the Exchange and thereafter review the determination semi-annually on January 1 and July 1.

(3) If the Exchange determines, at the time of a semi-annual review, that the position limit in effect with respect to options on a particular industry index is lower than the maximum position limit permitted by the criteria set forth in paragraph (1) of this paragraph (a), the Exchange may effect an appropriate position limit increase immediately. If the Exchange determines, at the time of a semi-annual review, that the position limit in effect with respect to options on a particular industry index exceeds the maximum position limit permitted by the criteria set forth in subparagraph (1) of this paragraph (a), the Exchange shall reduce the position limit applicable to such options to a level consistent with such criteria; provided, however, that such a reduction shall not become effective until after the expiration date of the most distantly expiring options series relating to the industry index that is open for trading on the date of the review; and provided further that such a reduction shall not become effective if the Exchange determines, at the next semi-annual review, that the existing position limit applicable to such options is consistent with the criteria set forth in subparagraph (1) of this paragraph (a).

(b) Index options contracts shall not be aggregated with options contracts on any stocks whose prices are the basis for calculation of the index.

(c) Positions in reduced-value index options shall be aggregated with positions in full-value index options. For such purposes, ten (10) reduced-value options shall equal one (1) full-value contract.

(d) Positions in Short Term Option Series and Quarterly Options Series shall be aggregated with positions in options contracts on the same index.

[Adopted: September 27, 2017 (SR-MIAX-2017-39)]

Rule 1805A. Position Limits for Foreign Currency Index Options

(a) Option contracts on a Foreign Currency Index shall be subject to the following position limits:

Foreign Currency Index	Standard Limit (on the same side of the market)	Restrictions
To be Specified	To be Specified	To be Specified

[Adopted: September 27, 2017 (SR-MIAX-2017-39)]

Rule 1806. Exemptions from Position Limits

(a) **Broad-based Index Hedge Exemption**. The broad-based index hedge exemption is in addition to the other exemptions available under Exchange Rules, Interpretations and Policies. The following procedures and criteria must be satisfied to qualify for a broad-based index hedge exemption:

(1) The account in which the exempt options positions are held ("hedge exemption account") must have received prior Exchange approval for the hedge exemption specifying the maximum number of contracts that may be exempt under this Rule. The hedge exemption account must have provided all information required on Exchange-approved forms and must have kept such information current. Exchange approval may be granted on the basis of verbal representations, in which event the hedge exemption account shall within two (2) business days, or such other time period designated by the Exchange, furnish the Exchange with appropriate forms and documentation substantiating the basis for the exemption. The hedge exemption account may apply from time to time for an increase in the maximum number of contracts exempt from the position limits.

(2) A hedge exemption account that is not carried by a Member must be carried by a member of a self-regulatory organization participating in the Intermarket Surveillance Group.

(3) The hedge exemption account maintains a qualified portfolio, or will effect transactions necessary to obtain a qualified portfolio concurrent with or at or about the same time as the execution of the exempt options positions, of:

(i) a net long or short position in common stocks in at least four industry groups and contains at least twenty (20) stocks, none of which accounts for more than fifteen percent (15%) of the value of the portfolio or in securities readily convertible, and additionally in the case of convertible bonds economically convertible, into common stocks which would comprise a portfolio; or

(ii) a net long or short position in index futures contracts or in options on index futures contracts, or long or short positions in index options or index warrants, for which the underlying index is included in the same margin or cross-margin product group cleared at the Clearing Corporation as the index options class to which the hedge exemption applies.

To remain qualified, a portfolio must at all times meet these standards notwithstanding trading activity.

(4) The exemption applies to positions in broad-based index options dealt in on the Exchange and is applicable to the unhedged value of the qualified portfolio. The unhedged value will be determined as follows:

(i) the values of the net long or short positions of all qualifying products in the portfolio are totaled;

(ii) for positions in excess of the standard limit, the underlying market value (A) of any economically equivalent opposite side of the market calls and puts in broad-based index options, and (B) of any opposite side of the market positions in stock index futures, options on stock index futures, and any economically equivalent opposite side of the market positions, assuming no other hedges for these contracts exist, is subtracted from the qualified portfolio; and

(iii) the market value of the resulting unhedged portfolio is equated to the appropriate number of exempt contracts as follows: the unhedged qualified portfolio is divided by the correspondent closing index value and the quotient is then divided by the index multiplier or 100.

(5) Positions in broad-based index options that are traded on the Exchange are exempt from the standard limits to the extent specified below.

Broad-Based Index Option Type	Broad-Based Index Hedge Exemption (in addition to standard limit)
Broad-based index other than for those that do not have any position limits	75,000

(6) Only the following qualified hedging transactions and positions are eligible for purposes of hedging a qualified portfolio (i.e. stocks, futures, options and warrants) pursuant to this Rule:

(i) Long put(s) used to hedge the holdings of a qualified portfolio;

(ii) Long call(s) used to hedge a short position in a qualified portfolio;

(iii) Short call(s) used to hedge the holdings of a qualified portfolio; and

(iv) Short put(s) used to hedge a short position in a qualified portfolio.

The following strategies may be effected only in conjunction with a qualified stock portfolio for non-P.M. settled, European style index options only:

(v) A short call position accompanied by long put(s), where the short call(s) expires with the long put(s), and the strike price of the short call(s) equals or exceeds the strike price of the long put(s)(a "collar"). Neither side of the collar transaction can be in-the-money at the time the position is established. For purposes of determining compliance with Rule 307 and this Rule 1806, a collar position will be treated as one contract;

(vi) A long put position coupled with a short put position overlying the same broad-based index and having an equivalent underlying aggregate index value, where the short put(s) expires with the long put(s), and the strike price of the long put(s) exceeds the strike price of the short put(s) (a "debit put spread position"); and

(vii) A short call position accompanied by a debit put spread position, where the short call(s) expires with the puts and the strike price of the short call(s) equals or exceeds the strike price of the long put(s). Neither side of the short call, long put transaction can be in-the-money at the time the position is established. For purposes of determining compliance with Rule 307 and this Rule 1806, the short call and long put positions will be treated as one contract.

(7) The hedge exemption account shall:

(i) liquidate and establish options, stock positions, their equivalent or other qualified portfolio products in an orderly fashion; not initiate or liquidate positions in a manner calculated to cause unreasonable price fluctuations or unwarranted price changes; and not initiate or liquidate a stock position or its equivalent with an equivalent index options position with a view toward taking advantage of any differential in price between a group of securities and an overlying stock index option;

(ii) liquidate any options prior to or contemporaneously with a decrease in the hedged value of the qualified portfolio which options would thereby be rendered excessive; and

(iii) promptly notify the Exchange of any material change in the qualified portfolio which materially affects the unhedged value of the qualified portfolio.

(8) If an exemption is granted, it will be effective at the time the decision is communicated. Retroactive exemptions will not be granted.

(9) The hedge exemption account shall promptly provide to the Exchange any information requested concerning the qualified portfolio.

(10) Positions included in a qualified portfolio that serve to secure an index hedge exemption may not also be used to secure any other position limit exemption granted by the Exchange or any other self-regulatory organization or futures contract market.

(11) Any Member that maintains a broad-based index options position in such Member's own account or in a customer account, and has reason to believe that such position is in excess of the applicable limit, shall promptly take the action necessary to bring the position into compliance. Failure to abide by this provision shall be deemed to be a violation of Rules 307 and this Rule 1806 by the Member.

(12) Violation of any of the provisions of this Rule, absent reasonable justification or excuse, shall result in withdrawal of the index hedge exemption and may form the basis for subsequent denial of an application for an index hedge exemption hereunder.

(b) **Industry Index Hedge Exemption**. The industry (narrow-based) index hedge exemption is in addition to the other exemptions available under Exchange Rules, Interpretations and Policies, and may not exceed twice the standard limit established under Rule 1805. Industry index options positions may be exempt from established position limits for each options contract "hedged" by an equivalent dollar amount of the underlying component securities or securities convertible into such components; provided that, in applying such hedge, each options position to be exempted is hedged by a position in at least seventy-five percent (75%) of the number of component securities underlying the index. In addition, the underlying value of the options position may not exceed the value of the underlying portfolio. The value of the underlying portfolio is: (1) the total market value of the net stock position; and (2) for positions in excess of the standard limit, subtract the underlying market value of: (i) any offsetting calls and puts in the respective index option; (ii) any offsetting positions in related stock index futures or options; and (iii) any economically equivalent positions (assuming no other hedges for these contracts exist). The following procedures and criteria must be satisfied to qualify for an industry index hedge exemption:

(1) The hedge exemption account must have received prior Exchange approval for the hedge exemption specifying the maximum number of contracts that may be exempt under this Interpretation. The hedge exemption account must have provided all information required on Exchange-approved forms and must have kept such

information current. Exchange approval may be granted on the basis of verbal representations, in which event the hedge exemption account shall within two business days, or such other time period designated by the Exchange, furnish the Exchange with appropriate forms and documentation substantiating the basis for the exemption. The hedge exemption account may apply from time to time for an increase in the maximum number of contracts exempt from the position limits.

(2) A hedge exemption account that is not carried by a Member must be carried by a member of a self-regulatory organization participating in the Intermarket Surveillance Group.

(3) The hedge exemption account: shall liquidate and establish options, stock positions, or economically equivalent positions in an orderly fashion; shall not initiate or liquidate positions in a manner calculated to cause unreasonable price fluctuations or unwarranted price changes; and shall not initiate or liquidate a stock position or its equivalent with an equivalent index options position with a view toward taking advantage of any differential in price between a group of securities and an overlying stock index option. The hedge exemption account shall liquidate any options prior to or contemporaneously with a decrease in the hedged value of the portfolio which options would thereby be rendered excessive. The hedge exemption account shall promptly notify the Exchange of any change in the portfolio which materially affects the unhedged value of the portfolio.

(4) If an exemption is granted, it will be effective at the time the decision is communicated. Retroactive exemptions will not be granted.

(5) The hedge exemption account shall promptly provide to the Exchange any information requested concerning the portfolio.

(6) Positions included in a portfolio that serve to secure an index hedge exemption may not also be used to secure any other position limit exemption granted by the Exchange or any other self-regulatory organization or futures contract market.

(7) Any Member that maintains an industry index options position in such Member's own account or in a customer account, and has reason to believe that such position is in excess of the applicable limit, shall promptly take the action necessary to bring the position into compliance. Failure to abide by this provision shall be deemed to be a violation of Rule 307 and this Rule 1806 by the Member.

(8) Violation of any of the provisions of this Rule 1806, absent reasonable justification or excuse, shall result in withdrawal of the index hedge exemption and may form the basis for subsequent denial of an application for an index hedge exemption hereunder.

(c) **Exemptions Granted by Other Options Exchanges.** A Member may rely upon any available exemptions from applicable position limits granted from time to time by another options exchange for any options contract traded on the Exchange provided that such Member:

(1) provides the Exchange with a copy of any written exemption issued by another options exchange or a written description of any exemption issued by another options exchange other than in writing containing sufficient detail for Exchange regulatory staff to verify the validity of that exemption with the issuing options exchange, and

(2) fulfills all conditions precedent for such exemption and complies at all times with the requirements of such exemption with respect to the Member’s trading on the Exchange.

(d) **Delta-Based Index Hedge Exemption**. The Delta-Based Index Hedge Exemption is in addition to the standard limit and other exemptions available under Exchange rules. An index option position of a Member or non-Member affiliate of a Member that is delta neutral shall be exempt from established position limits as prescribed under Rules 1804 and 1805, subject to the following:

(1) The term "delta neutral" refers to an index option position that is hedged, in accordance with a permitted pricing model, by a position in one or more correlated instruments, for the purpose of offsetting the risk that the value of the option position will change with incremental changes in the value of the underlying index. The term "correlated instruments" means securities and/or other instruments that track the performance of or are based on the same underlying index as the index underlying the option position (but not including baskets of securities).

(2) An index option position that is not delta neutral shall be subject to position limits in accordance with Rules 1804 and 1805 (subject to the availability of other position limit exemptions). Only the options contract equivalent of the net delta of such position shall be subject to the appropriate position limit. The "options contract equivalent of the net delta" is the net delta divided by units of trade that equate to one option contract on a delta basis. The term "net delta" means, at any time, the number of shares and/or other units of trade (either long or short) required to offset the risk that the value of an index option position will change with incremental changes in the value of the underlying index, as determined in accordance with a permitted pricing model.

(3) A "permitted pricing model" shall have the meaning as defined in Rule 308(a)(7)(iii).

(4) **Effect on Aggregation of Accounts**.

(i) Members and non-Member affiliates who rely on this exemption must ensure that the permitted pricing model is applied to all positions in correlated instruments that are owned or controlled by such Member or non-Member affiliate.

(ii) Notwithstanding subparagraph (4)(i), the net delta of an option position held by an entity entitled to rely on this exemption, or by a separate and distinct trading unit of such entity, may be calculated without regard to positions in correlated instruments held by an affiliated entity or by another trading unit within the same entity, provided that:

(A) the entity demonstrates to the Exchange's satisfaction that no control relationship, as defined in Rule 307(f), exists between such affiliates or trading units; and

(B) the entity has provided (by the Member carrying the account as applicable) the Exchange written notice in advance that it intends to be considered separate and distinct from any affiliate or, as applicable, which trading units within the entity are to be considered separate and distinct from each other for purposes of this exemption.

(iii) Notwithstanding subparagraph (4)(i) or (4)(ii), a Member or non-Member affiliate who relies on this exemption shall designate, by prior written notice to the Exchange (to be obtained and provided by the Member carrying the account as applicable), each trading unit or entity whose option positions are required under Exchange Rules to be aggregated with the option positions of such Member or non-Member affiliate that is relying on this exemption for purposes of compliance with Exchange position limits or exercise limits. In any such case:

(A) the permitted pricing model shall be applied, for purposes of calculating such Member's or affiliate's net delta, only to the positions in correlated instruments owned and controlled by those entities and trading units who are relying on this exemption; and

(B) the net delta of the positions owned or controlled by the entities and trading units who are relying on this exemption shall be aggregated with the non-exempt option positions of all other entities and trading units whose options positions are required under Exchange Rules to be aggregated with the option positions of such Member or affiliate.

(5) **Obligations of Members.**

(i) A Member that relies on this exemption for a proprietary index options position:

(A) must provide a written certification to the Exchange that it is using a permitted pricing model pursuant to subparagraph (iii) above; and

(B) by such reliance authorizes any other person carrying for such Member an account including, or with whom such Member has entered into, a position in a correlated instrument to provide to the Exchange or the Clearing Corporation such information regarding such account or position as the Exchange or the Clearing Corporation may request as part of the Exchange's confirmation or verification of the accuracy of any net delta calculation under this exemption.

(ii) The index option positions of a non-Member relying on this exemption must be carried by a Member with which it is affiliated.

(iii) A Member carrying an account that includes an index option position for a non-Member affiliate that intends to rely on this exemption must obtain from such non-Member affiliate and must provide to the Exchange:

(A) a written certification to the Exchange that the non-Member affiliate is using a permitted pricing model pursuant to subparagraph (iii) above; and

(B) a written statement confirming that such non-Member affiliate:

1. is relying on this exemption;

2. will use only a permitted pricing model for purposes of calculating the net delta of its option positions for purposes of this exemption;

3. will promptly notify the Member if it ceases to rely on this exemption;

4. authorizes the Member to provide to the Exchange or the Clearing Corporation such information regarding positions of the non-Member affiliate as the Exchange or the Clearing Corporation may request as part of the Exchange's confirmation or verification of the accuracy of any net delta calculation under this exemption; and

5. if the non-Member affiliate is using the Clearing Corporation Model, has duly executed and delivered to the Member such documents as the Exchange may require to be executed and delivered to the Exchange as a condition to reliance on this exemption.

(6) **Reporting**. Each Member (other than an Exchange Market Maker using the Clearing Corporation Model) that holds or carries an account that relies on this exemption shall report, in accordance with Rule 310, all index option positions (including those that are delta neutral) that are reportable thereunder. Each such Member on its own

behalf or on behalf of a designated aggregation unit pursuant to Rule 1806(d)(4) shall also report, in accordance with Exchange Rule 310 for each such account that holds an index option position subject to this exemption in excess of the levels specified in Rules 1804 and 1805, the net delta and the options contract equivalent of the net delta of such position.

(7) **Records**. Each Member relying on this exemption shall: (i) retain, and undertake reasonable efforts to ensure that any non-Member affiliate of the Member relying on this exemption retains, a list of the options, securities and other instruments underlying each option position net delta calculation reported to the Exchange hereunder, and (ii) produce such information to the Exchange upon request.

[Adopted: September 27, 2017 (SR-MIAX-2017-39)]

Rule 1807. Exercise Limits

(a) In determining compliance with Rule 309, exercise limits for index options contracts, including for options on a Foreign Currency Index, shall be equivalent to the position limits prescribed for options contracts with the nearest expiration date in Rule 1804, 1805 or 1805A. There may be no exercise limits for Specified (as provided in Rule 1800) broad-based index options.

(b) For a market-maker granted an exemption to position limits pursuant to Rule 308(b), the number of contracts that can be exercised over a five business day period shall equal the market-maker's exempted position.

(c) In determining compliance with exercise limits applicable to stock index options, options contracts on a stock index group shall not be aggregated with options contracts on an underlying stock or stocks included in such group, options contracts on one stock index group shall not be aggregated with options contracts on any other stock index group.

(d) With respect to index options contracts for which an exemption has been granted in accordance with the provisions of Rule 1806(a), the exercise limit shall be equal to the amount of the exemption.

[Adopted: September 27, 2017 (SR-MIAX-2017-39)]

Rule 1808. Trading Sessions

(a) **Days and Hours of Business**. Except as otherwise provided in this Rule or under unusual conditions as may be determined by the Exchange, (i) transactions in index options may be effected on the Exchange between the hours of 9:30 a.m. and 4:15 p.m. Eastern time, and (ii) transactions in options on a Foreign Currency Index may be effected on the Exchange between the hours of 7:30 a.m. and 4:15 p.m. Eastern time. With respect to options on foreign indexes, the Exchange shall determine the days and hours of business.

(b) **Trading Rotations**. Except as otherwise provided herein, the opening process for index options shall be governed by Rule 503. The opening rotation for index options shall be held at or as soon as practicable after 9:30 a.m. Eastern time. The Exchange official may delay the commencement of the opening rotation in an index option whenever in the judgment of the Exchange such action is appropriate in the interests of a fair and orderly market. Among the factors that may be considered in making these determinations are: (1) unusual conditions or circumstances in other markets; (2) an influx of orders that has adversely affected the ability of the Primary Lead Market Maker to provide and to maintain fair and orderly markets; (3) activation of opening price limits in stock index futures on one or more futures exchanges; (4) activation of daily price limits in stock index futures on one or more futures exchanges; (5) the extent to which either there has been a delay in opening or trading is not occurring in

stocks underlying the index; and (6) circumstances such as those which would result in the declaration of a fast market under Rule 506(d).

(c) **Instituting Halts and Suspensions**. Trading on the Exchange in any index option shall be halted or suspended whenever trading in underlying securities whose weighted value represents more than twenty percent (20%), in the case of a broad based index, and ten percent (10%) for all other indices, of the index value is halted or suspended. The Exchange also may halt trading in an index option, including in options on a Foreign Currency Index, when, in its judgment, such action is appropriate in the interests of a fair and orderly market and to protect investors. Among the facts that may be considered are the following:

(1) whether all trading has been halted or suspended in the market that is the primary market for a plurality of the underlying stocks, or in the case of a Foreign Currency Index, in the underlying foreign currency market;

(2) whether the current calculation of the index derived from the current market prices of the stocks is not available, or in the case of the a Foreign Currency Index, the current prices of the underlying foreign currency is not available;

(3) the extent to which the rotation has been completed or other factors regarding the status of the rotation; and

(4) other unusual conditions or circumstances detrimental to the maintenance of a fair and orderly market are present, including, but not limited to, the activation of price limits on futures exchanges.

(d) **Resumption of Trading Following a Halt or Suspension**. Trading in options of a class or series that has been the subject of a halt or suspension by the Exchange may resume if the Exchange determines that the interests of a fair and orderly market are served by a resumption of trading. Among the factors to be considered in making this determination are whether the conditions that led to the halt or suspension are no longer present, and the extent to which trading is occurring in stocks or currencies underlying an index. Upon reopening, a rotation shall be held in each class of index options unless the Exchange concludes that a different method of reopening is appropriate under the circumstances, including but not limited to, no rotation, an abbreviated rotation or any other variation in the manner of the rotation.

(e) **Circuit Breakers**. Rule 504 Interpretation and Policies .03 applies to index options trading with respect to the initiation of a market-wide trading halt commonly known as a "circuit breaker."

(f) **Special Provisions for Foreign Indices**. When the hours of trading of the underlying primary securities market for an index option do not overlap or coincide with those of the Exchange, all of the provisions as described in paragraphs (c), (d) and (e) above shall not apply except for (c)(4).

(g) **Pricing When Primary Market Does Not Open**. When the primary market for a security underlying the current index value of an index option does not open for trading on a given day, the price of that security shall be determined, for the purposes of calculating the current index value at expiration, based on the opening price of that security on the next day that its primary market is open for trading. This procedure shall not be used if the current index value at expiration is fixed in accordance with the Rules and By-Laws of the Clearing Corporation.

[Adopted: September 27, 2017 (SR-MIAX-2017-39)]

Rule 1809. Terms of Index Options Contracts

(a) **General**.

(1) **Meaning of Premium Bids and Offers**. Bids and offers shall be expressed in terms of dollars and cents per unit of the index.

(2) **Exercise Prices**. The Exchange shall determine fixed-point intervals of exercise prices for call and put options.

(3) **Expiration Months**. Index options contracts, including option contracts on a Foreign Currency Index, may expire at three (3)-month intervals, in consecutive months, or in consecutive weeks (as specified by class herein). The Exchange may list up to six (6) standard monthly expirations at any one time in a class, but will not list index options that expire more than twelve (12) months out. Notwithstanding the preceding restriction, the Exchange may list up to twelve (12) standard monthly expirations in SPIKES options, BRIXX Office Index options, BRIXX Retail Index options, BRIXX Residential Index options, BRIXX Hospitality Index options and BRIXX Composite Index options.

(4) "**European-Style Exercise**." The following European-style index options, some of which may be A.M.-settled as provided in paragraph (a)(5), are approved for trading on the Exchange:

(i) SPIKES Index;

(ii) BRIXX Office Index;

(iii) BRIXX Retail Index;

(iv) BRIXX Residential Index;

(v) BRIXX Hospitality Index; and

(vi) BRIXX Composite Index.

(5) **A.M.-Settled Index Options**. The last day of trading for A.M.-settled index options shall be the business day preceding the business day of expiration, or, in the case of an option contract expiring on a day that is not a business day, the business day preceding the last day of trading in the underlying securities prior to the expiration date. The current index value at the expiration of an A.M.-settled index option shall be determined, for all purposes under these Rules and the Rules of the Clearing Corporation, on the last day of trading in the underlying securities prior to expiration, by reference to the reported level of such index as derived from first reported sale (opening) prices of the underlying securities on such day, except that:

(i) In the event that the primary market for an underlying security does not open for trading on that day, the price of that security shall be determined, for the purposes of calculating the current index value at expiration, as set forth in Rule 1808(g), unless the current index value at expiration is fixed in accordance with the Rules and By-Laws of the Clearing Corporation; and

(ii) In the event that the primary market for an underlying security is open for trading on that day, but that particular security does not open for trading on that day, the price of that security, for the purposes of calculating the current index value at expiration, shall be the last reported sale price of the security.

The following A.M.-settled index options are approved for trading on the Exchange:

(A) SPIKES Index;

(B) BRIXX Office Index;

(C) BRIXX Retail Index;

(D) BRIXX Residential Index;

(E) BRIXX Hospitality Index; and

(F) BRIXX Composite Index.

(b) **Long-Term Index Options Series**.

(1) Notwithstanding the provisions of paragraph (a)(3), above, the Exchange may list long-term index options series that expire from twelve (12) to sixty (60) months from the date of issuance.

(i) Long-term index options series may be based on either the full or reduced value of the underlying index. There may be up to ten (10) expiration months, none further out than sixty (60) months. Strike price interval, bid/ask differential and continuity Rules shall not apply to such options series until the time to expiration is less than twelve (12) months.

(2) **Reduced-Value Long Term Options Series**.

(i) Reduced-value long term options series on the following stock indices are approved for trading on the Exchange:

To be Specified

(ii) **Expiration Months**. Reduced-value long term options series may expire at six-month intervals. When a new expiration month is listed, series may be near or bracketing the current index value. Additional series may be added when the value of the underlying index increases or decreases by ten (10) to fifteen (15) percent.

(c) **Procedures for Adding and Deleting Strike Prices**. The procedures for adding and deleting strike prices for index options are provided in Rule 404, as amended by the following:

(1) The interval between strike prices will be no less than $5.00; provided, that in the case of the following classes of index options, the interval between strike prices will be no less than $2.50:

To be Specified

(2) New series of index options contracts may be added up to, but not on or after, the fourth business day prior to expiration for an option contract expiring on a business day, or, in the case of an option contract expiring on a day that is not a business day, the fifth business day prior to expiration.

(3) When new series of index options with a new expiration date are opened for trading, or when additional series of index options in an existing expiration date are opened for trading as the current value of the underlying index to which such series relate moves substantially from the exercise prices of series already opened, the exercise prices of such new or additional series shall be reasonably related to the current value of the underlying index at the time such series are first opened for trading. In the case of all classes of index options, the term "reasonably related to the current value of the underlying index" shall have the meaning set forth in paragraph (c)(4) below.

(4) Notwithstanding any other provision of this paragraph (c), the Exchange may open for trading additional series of the same class of index options as the current index value of the underlying index moves substantially from the exercise price of those index options that already have been opened for trading on the Exchange. The exercise price of each series of index options opened for trading on the Exchange shall be reasonably related to the current index value of the underlying index to which such series relates at or about the time such series of options is first opened for trading on the Exchange. The term "reasonably related to the current index value of the underlying index" means that the exercise price is within thirty percent (30%) of the current index value.

The Exchange may also open for trading additional series of index options that are more than thirty percent (30%) away from the current index value, provided that demonstrated customer interest exists for such series, as expressed by institutional, corporate, or individual customers or their brokers. Market Makers trading for their own account shall not be considered when determining customer interest under this provision.

(5) Notwithstanding Rule 1809(c)(1), (c)(3) and (c)(4), the interval between strike prices for options on the SPIKES Index will be $0.50 where the strike price is less than $15, $1 or greater where the strike price is between $15 and $200, and $5 or greater where the strike price is greater than $200.

(d) **Index Level on the Last Day of Trading**. The reported level of the underlying index that is calculated by the reporting authority on the business day of expiration, or, in the case of an option contract expiring on a day that is not a business day, the last day of trading in the underlying securities prior to the expiration date for purposes of determining the current index value at the expiration of an A.M.-settled index option may differ from the level of the index that is separately calculated and reported by the reporting authority and that reflects trading activity subsequent to the opening of trading in any of the underlying securities.

(e) **Index Values for Settlement**. The Rules of the Clearing Corporation specify that, unless the Rules of the Exchange provide otherwise, the current index value used to settle the exercise of an index options contract shall be the closing index value for the day on which the index options contract is exercised in accordance with the Rules of the Clearing Corporation or, if such day is not a business day, for the most recent business day.

(1) The closing settlement value for options on a Foreign Currency Index shall be Specified by the Exchange.

Interpretations and Policies:

.01 **Short Term Option Series Program**: Notwithstanding the restriction in Rule 1809(a)(3), after an option class has been approved for listing and trading on the Exchange, the Exchange may open for trading on any Thursday or Friday that is a business day (“Short Term Option Opening Date”) series of options on that class that expire at the close of business on each of the next five Fridays that are business days and are not Fridays in which monthly options series or Quarterly Options Series expire (“Short Term Option Expiration Dates”). The Exchange may have no more than a total of five Short Term Option Expiration Dates. If the Exchange is not open for business on the respective Thursday or Friday, the Short Term Option Opening Date will be the first business day immediately prior to that respective Thursday or Friday. Similarly, if the Exchange is not open for business on a Friday, the Short Term Option Expiration Date will be the first business day immediately prior to that Friday. Regarding Short Term Option Series:

(a) **Classes**. The Exchange may select up to thirty (30) currently listed option classes on which Short Term Option Series may be opened on any Short Term Option Opening Date. In addition to the 30 option class restriction, the Exchange may also list Short Term Option Series on any option classes that are selected by other securities exchanges that employ a similar program under their respective rules. For each index option class eligible for participation in the Short Term Option Series Program, the Exchange may open up to 30 Short Term Option Series on index options for each expiration date in that class. The Exchange may also open Short Term Option Series that are opened by other securities exchanges in option classes selected by such exchanges under their respective short term option rules.

(b) **Expiration**. No Short Term Option Series on an index option class may expire in the same week during which any monthly option series on the same index class expires or, in the case of Quarterly Options Series, on an expiration that coincides with an expiration of Quarterly Options Series on the same index class.

(c) **Initial Series**. The Exchange may open up to 20 initial series for each option class that participates in the Short Term Option Series Program. The strike price of each Short Term Option Series will be fixed at a price per share, with approximately the same number of strike prices above and below the calculated index value of the underlying index at about the time that Short Term Option Series are initially opened for trading on the Exchange (e.g., if seven series are initially opened, there will be at least three strike prices above and three strike prices below the calculated index value). Any strike prices listed by the Exchange shall be within thirty percent (30%) above or below the current value of the underlying index.

(d) **Additional Series**. The Exchange may open up to 10 additional series for each option class that participates in the Short Term Option Series Program when the Exchange deems it necessary to maintain an orderly market, to meet customer demand or when the current value of the underlying index moves substantially from the exercise price or prices of the series already opened. Any additional strike prices listed by the Exchange shall be within thirty percent (30%) above or below the current value of the underlying index. The Exchange may also open additional strike prices on Short Term Option Series that are more than 30% above or below the current value of the underlying index provided that demonstrated customer interest exists for such series, as expressed by institutional, corporate or individual customers or their brokers. Market Makers trading for their own account shall not be considered when determining customer interest under this provision. In the event that the underlying security has moved such that there are no series that are at least 10% above or below the current price of the underlying security, the Exchange will delist any series with no open interest in both the call and the put series having a: (i) strike higher than the highest strike price with open interest in the put and/or call series for a given expiration month; and (ii) strike lower than the lowest strike price with open interest in the put and/or the call series for a given expiration month, so as to list series that are at least 10% but not more than 30% above or below the current price of the underlying security. In the event that the underlying security has moved such that there are no series that are at least 10% above or below the current price of the underlying security and all existing series have open interest, the Exchange may list additional series, in excess of the 30 allowed under this Interpretations and Policies .01, that are between 10% and 30% above or below the price of the underlying security. The opening of the new Short Term Option Series shall not affect the series of options of the same class previously opened. Notwithstanding any other provisions in this Rule 1809, Short Term Option Series may be added up to, and including on, the Short Term Option Expiration Date for that options series.

(e) **Strike Interval**. The interval between strike prices on Short Term Option Series shall be the same as the strike prices for series in that same index option class that expire in accordance with the normal monthly expiration cycle. During the month prior to expiration of an index option class that is selected for the Short Term Option Series Program pursuant to this rule (“Short Term Option”), the strike price intervals for the related index non-Short Term Option (“Related non-Short Term Option”) shall be the same as the strike price intervals for the index Short Term Option.

.02 **Quarterly Options Series Program**: Notwithstanding the restriction in Rule 1809(a)(3), the Exchange may list and trade options series that expire at the close of business on the last business day of a calendar quarter ("Quarterly Options Series"). The Exchange may list Quarterly Options Series for up to five (5) currently listed options classes that are either index options or options on exchange traded funds ("ETFs"). In addition, the Exchange may also list Quarterly Options Series on any options classes that are selected by other securities exchanges that employ a similar pilot program under their respective rules.

(a) **Expiration**. The Exchange may list series that expire at the end of the next consecutive four (4) calendar quarters, as well as the fourth quarter of the next calendar year.

(b) The Exchange will not list a Short Term Option Series on an options class whose expiration coincides with that of a Quarterly Options Series on that same options class.

(c) **Settlement**. Quarterly Options Series shall be P.M. settled.

(d) **Initial Series**. The strike price of each Quarterly Options Series will be fixed at a price per share, with at least two, but no more than five, strike prices above and at least two, but no more than five, strike prices below the value of the underlying index at about the time that a Quarterly Options Series is opened for trading on the Exchange. The Exchange shall list strike prices for Quarterly Options Series that are reasonably related to the current index value of the underlying index to which such series relates at about the time such series of options is first opened for trading on the Exchange. The term "reasonably related to the current index value of the underlying index" means that the exercise price is within thirty percent (30%) of the current index value.

(e) **Additional Series**. The Exchange may open for trading additional Quarterly Options Series of the same class when the Exchange deems it necessary to maintain an orderly market, to meet customer demand or when the market price of the underlying security moves substantially from the initial exercise price or prices. The Exchange may also open for trading additional Quarterly Options Series that are more than thirty percent (30%) away from the current index value, provided that demonstrated customer interest exists for such series, as expressed by institutional, corporate, or individual customers or their brokers. Market Makers trading for their own account shall not be considered when determining customer interest under this provision. The Exchange may open additional strike prices of a Quarterly Options Series that are above the value of the underlying index provided that the total number of strike prices above the value of the underlying is no greater than five. The Exchange may open additional strike prices of a Quarterly Options Series that are below the value of the underlying index provided that the total number of strike prices below the value of the underlying index is no greater than five. The opening of any new Quarterly Options Series shall not affect the series of options of the same class previously opened.

(f) **Strike Interval**. The interval between strike prices on Quarterly Options Series shall be the same as the interval for strike prices for series in that same options class that expire in accordance with the normal monthly expiration cycle.

.03 Notwithstanding the requirements set forth in this Rule 1809, the Exchange may list additional series of index options classes if such series are listed on at least one other national securities exchange in accordance with the applicable rules of such exchange for the listing of index options. For each options series listed pursuant to this Interpretations and Policies .03, the Exchange will submit a proposed rule change with the Securities and Exchange Commission that is effective upon filing within the meaning of Section 19(b)(3)(A) under the Securities Exchange Act of 1934.

.04 Notwithstanding the requirements set forth in this Rule 1809 and any Interpretations and Policies thereto, the Exchange may list additional expiration months on options classes opened for trading on the Exchange if such expiration months are opened for trading on at least one other registered national securities exchange.

.05 Notwithstanding the requirements set forth in this Rule 1809 and any Interpretations and Policies thereto, the Exchange may open for trading Short Term Option Series on the Short Term Option Opening Date that expire on the Short Term Option Expiration Date at strike price intervals of (i) $0.50 or greater where the strike price is less than $75, and $1 or greater where the strike price is between $75 and $150 for all index option classes that participate in the Short Term Options Series Program; or (ii) $0.50 for index option classes that trade in one dollar increments and are in the Short Term Option Series Program.

[Adopted: September 27, 2017 (SR-MIAX-2017-39); amended August 30, 2018 (SR-MIAX-2018-24); amended October 12, 2018 (SR-MIAX-2018-14); amended November 9, 2018 (SR-MIAX-2018-32); amended May 18, 2020 (SR-MIAX-2020-08); amended April 29, 2021 (SR-MIAX-2021-09)]

Rule 1810. Debit Put Spread Cash Account Transactions

Debit put spread positions in European-style, broad-based index options traded on the Exchange (hereinafter "debit put spreads") may be maintained in a cash account as defined by Federal Reserve Board Regulation T Section 220.8 by a Public Customer, provided that the following procedures and criteria are met:

(a) The customer has received Exchange approval to maintain debit put spreads in a cash account carried by an Exchange Member. A customer so approved is hereinafter referred to as a "spread exemption customer."

(b) The spread exemption customer has provided all information required on Exchange-approved forms and has kept such information current.

(c) The customer holds a net long position in each of the stocks of a portfolio that has been previously established or in securities readily convertible, and additionally in the case of convertible bonds economically convertible, into common stocks which would comprise a portfolio. The debit put spread position must be carried in an account with a member of a self-regulatory organization participating in the Intermarket Surveillance Group.

(d) The stock portfolio or its equivalent is composed of net long positions in common stocks in at least four industry groups and contains at least twenty (20) stocks, none of which accounts for more than fifteen percent (15%) of the value of the portfolio (hereinafter "qualified portfolio"). To remain qualified, a portfolio must at all times meet these standards notwithstanding trading activity in the stocks.

(e) The exemption applies to European-style broad-based index options dealt in on the Exchange to the extent the underlying value of such options position does not exceed the unhedged value of the qualified portfolio. The unhedged value would be determined as follows: (1) the values of the net long or short positions of all qualifying products in the portfolio are totaled; (2) for positions in excess of the standard limit, the underlying market value (A) of any economically equivalent opposite side of the market calls and puts in broad-based index options, and (B) of any opposite side of the market positions in stock index futures, options on stock index futures, and any economically equivalent opposite side of the market positions, assuming no other hedges for these contracts exist, is subtracted from the qualified portfolio; and (3) the market value of the resulting unhedged portfolio is equated to the appropriate number of exempt contracts as follows – the unhedged qualified portfolio is divided by the correspondent closing index value and the quotient is then divided by the index multiplier or 100.

(f) A debit put spread in Exchange-traded broad-based index options with European-style exercises is defined as a long put position coupled with a short put position overlying the same broad-based index and having an equivalent underlying aggregate index value, where the short put(s) expires with the long put(s), and the strike price of the long put(s) exceeds the strike price of the short put(s). A debit put spread will be permitted in the cash account as long as it is continuously associated with a qualified portfolio of securities with a current market value at least equal to the underlying aggregate index value of the long side of the debit put spread.

(g) The qualified portfolio must be maintained with either a Member, another broker-dealer, a bank, or securities depository.

(h) The spread exemption customer shall agree promptly to provide the Exchange any information requested concerning the dollar value and composition of the customer's stock portfolio, and the current debit put spread positions.

(1) The spread exemption customer shall agree to and any Member carrying an account for the customer shall:

(i) comply with all Exchange Rules and regulations;

(ii) liquidate any debit put spreads prior to or contemporaneously with a decrease in the market value of the qualified portfolio, which debit put spreads would thereby be rendered excessive; and

(iii) promptly notify the Exchange of any change in the qualified portfolio or the debit put spread position which causes the debit put spreads maintained in the cash account to be rendered excessive.

(i) If any Member carrying a cash account for a spread exemption customer with a debit put spread position dealt in on the Exchange has a reason to believe that as a result of an opening options transaction the customer would violate this spread exemption, and such opening transaction occurs, then the Member has violated this Rule 1810.

(j) Violation of any of these provisions, absent reasonable justification or excuse, shall result in withdrawal of the spread exemption and may form the basis for subsequent denial of an application for a spread exemption hereunder.

[Adopted: September 27, 2017 (SR-MIAX-2017-39)]

Rule 1811. Disclaimers

(a) **Applicability of Disclaimers**. The disclaimers in paragraph (b) below shall apply to the reporting authorities identified in the Interpretations and Policies to Rule 1801.

(b) **Disclaimer**. No reporting authority, and no affiliate of a reporting authority (each such reporting authority, its affiliates, and any other entity identified in this Rule are referred to collectively as a "Reporting Authority"), makes any warranty, express or implied, as to the results to be obtained by any person or entity from the use of an index it publishes, any opening, intra-day or closing value therefor, or any data included therein or relating thereto, in connection with the trading of any options contract based thereon or for any other purpose. The Reporting Authority shall obtain information for inclusion in, or for use in the calculation of, such index from sources it believes to be reliable, but the Reporting Authority does not guarantee the accuracy or completeness of such index, any opening, intra-day or closing value therefor, or any date included therein or related thereto. The Reporting Authority hereby disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to such index, any opening, intra-day, or closing value therefor, any data included therein or relating thereto, or any options contract

based thereon. The Reporting Authority shall have no liability for any damages, claims, losses (including any indirect or consequential losses), expenses, or delays, whether direct or indirect, foreseen or unforeseen, suffered by any person arising out of any circumstance or occurrence relating to the person's use of such index, any opening, intra-day or closing value therefor, any data included therein or relating thereto, or any options contract based thereon, or arising out of any errors or delays in calculating or disseminating such index.

[Adopted: September 27, 2017 (SR-MIAX-2017-39)]

Rule 1812. Exercise of American-Style Index Options

No Member may prepare, time stamp or submit an exercise instruction for an American-style index options series if the Member knows or has reason to know that the exercise instruction calls for the exercise of more contracts than the then "net long position" of the account for which the exercise instruction is to be tendered. For purposes of this Rule: (i) the term "net long position" shall mean the net position of the account in such option at the opening of business of the day of such exercise instruction, plus the total number of such options purchased that day in opening purchase transactions up to the time of exercise, less the total number of such options sold that day in closing sale transactions up to the time of exercise; (ii) the "account" shall be the individual account of the particular customer, market-maker or "non-customer" (as that term is defined in the By-Laws of the Clearing Corporation) who wishes to exercise; and (iii) every transaction in an options series effected by a market-maker in a market-maker's account shall be deemed to be a closing transaction in respect of the market-maker's then positions in such options series. No Member may adjust the designation of an "opening transaction" in any such option to a "closing transaction" except to remedy mistakes or errors made in good faith.

[Adopted: September 27, 2017 (SR-MIAX-2017-39)]

CHAPTER XIX. REGISTRATION, QUALIFICATION AND CONTINUING EDUCATION

Rule 1900. Registration Requirements

Each person engaged in the securities business of a Member shall be registered with the Exchange as a representative or principal in each category of registration appropriate to his or her functions and responsibilities as specified in Rule 1901, unless exempt from registration pursuant to Rule 1902. Such person shall not be qualified to function in any registered capacity other than that for which the person is registered, unless otherwise stated in the rules.

Interpretations and Policies:

.01 **Minimum Number of Registered Principals.** Each Member, except a Member with only one associated person, shall have at least two officers or partners who are registered as General Securities Principals pursuant to Rule 1901(b)(1), provided that a Member that is limited in the scope of its activities may instead have two officers or partners who are registered in a principal category under Rule 1901(b) that corresponds to the scope of the Member's activities; and provided further that a proprietary trading firm with 25 or fewer registered representatives shall only be required to have one officer or partner who is registered as a principal. The requirement that a Member have a minimum of two principals shall apply to persons seeking admission as Members and existing Members.

The Exchange may waive the requirement that a Member have a minimum of two principals in situations that indicate conclusively that only one person associated with an applicant for membership or existing Member should be required to register as a principal.

.02 **Permissive Registrations.** A Member may make application for or maintain the registration as a representative or principal, pursuant to Rule 1901, of any associated person of the Member and any individual engaged in the securities business of a foreign securities affiliate or subsidiary of the Member. Individuals maintaining such permissive registrations shall be considered registered persons and subject to all Exchange rules, to the extent relevant to their activities.

Consistent with the requirements of the Exchange's supervision rules, Members shall have adequate supervisory systems and procedures reasonably designed to ensure that individuals with permissive registrations do not act outside the scope of their assigned functions. With respect to an individual who solely maintains a permissive registration(s), the individual's direct supervisor shall not be required to be a registered person. However, for purposes of compliance with the Exchange's supervision rules, a Member shall assign a registered supervisor who shall be responsible for periodically contacting such individual's direct supervisor to verify that the individual is not acting outside the scope of his or her assigned functions. If such individual is permissively registered as a representative, the registered supervisor shall be registered as a representative or principal. If the individual is permissively registered as a principal, the registered supervisor shall be registered as a principal. Moreover, the registered supervisor of an individual who solely maintains a permissive registration(s) shall not be required to be registered in the same representative or principal registration category as the permissively-registered individual.

.03 **Qualification Examinations and Waivers of Examinations.** Before the registration of a person as a representative can become effective under Rule 1900, such person shall pass the Securities Industry Essentials ("SIE") and an appropriate representative qualification examination as specified in Rule 1901(c). Before the

registration of a person as a principal can become effective under Rule 1900, such person shall pass an appropriate principal qualification examination as specified in Rule 1901(b).

If the job functions of a registered representative change so as to require the person to register in another representative category, the person shall not be required to pass the SIE. Rather, the registered person would need to pass only an appropriate representative qualification examination as specified in Rule 1901(c). All associated persons shall be eligible to take the SIE. In addition, individuals who are not associated persons shall be eligible to take the SIE. However, passing the SIE alone shall not qualify an individual for registration with the Exchange. To be eligible for registration with the Exchange, an individual shall pass an applicable representative or principal qualification examination as specified in Rule 1901 and satisfy all other applicable prerequisite registration requirements.

The Exchange may, in exceptional cases and where good cause is shown, waive the applicable qualification examination(s) and accept other standards as evidence of an applicant's qualifications for registration. Age or disability will not individually of themselves constitute sufficient grounds to waive a qualification examination. Experience in fields ancillary to the securities business may constitute sufficient grounds to waive a qualification examination. The Exchange shall only consider waiver requests submitted by a Member for individuals associated with the Member who are seeking registration in a representative or principal registration category. Moreover, the Exchange shall consider waivers of the SIE alone or the SIE and the applicable representative and principal examination(s) for such individuals. The Exchange shall not consider a waiver of the SIE for individuals who are not associated persons or for associated persons who are not registering with the Exchange as representatives or principals.

.04 **Requirements for Registered Persons Functioning as Principals for a Limited Period.** Subject to the requirements of Rule 1901, Interpretation and Policy .03, a Member may designate any person currently registered, or who becomes registered, with the Member as a representative to function as a principal for a period of 120 calendar days prior to passing an appropriate principal qualification examination as specified under Rule 1901(b), provided that such person has at least 18 months of experience functioning as a registered representative within the five-year period immediately preceding the designation and has fulfilled all applicable prerequisite registration, fee and examination requirements prior to designation as a principal. However, in no event may such person function as a principal beyond the initial 120 calendar day period without having successfully passed an appropriate principal qualification examination as specified under Rule 1901(b). The requirements above apply to designations to any principal category, including those categories that are not subject to a prerequisite representative registration requirement.

Subject to the requirements of Rule 1901, Interpretation and Policy .03, a Member may designate any person currently registered, or who becomes registered, with the Member as a principal to function in another principal category for a period of 120 calendar days prior to passing an appropriate qualification examination as specified under Rule 1901. However, in no event may such person function in such other principal category beyond the initial 120 calendar day period without having successfully passed an appropriate qualification examination as specified under Rule 1901.

.05 **Rules of Conduct for Taking Examinations and Confidentiality of Examinations.** Associated persons taking the SIE shall be subject to the SIE Rules of Conduct. Associated persons taking any representative or principal examination shall be subject to the Rules of Conduct for representative and principal examinations. A violation of the SIE Rules of Conduct or the Rules of Conduct for representative and principal examinations by an associated person shall be deemed to be a violation of Exchange rules requiring observance of high standards of commercial honor or just and equitable principles of trade. If the Exchange determines that an associated person has violated the SIE Rules of Conduct or the Rules of Conduct for representative and principal examinations, the associated person may

forfeit the results of the examination and may be subject to disciplinary action by the Exchange. The Exchange considers all of the qualification examinations content to be highly confidential. The removal of examination content from an examination center, reproduction, disclosure, receipt from or passing to any person, or use for study purposes of any portion of such qualification examination or any other use that would compromise the effectiveness of the examinations and the use in any manner and at any time of the questions or answers to the examinations shall be prohibited and shall be deemed to be a violation of Exchange rules requiring observance of high standards of commercial honor or just and equitable principles of trade. An applicant cannot receive assistance while taking the examination and shall certify that no assistance was given to or received by him or her during the examination.

.06 **Waiting Periods for Retaking a Failed Examination.** Any person who fails to pass a qualification examination prescribed by the Exchange shall be permitted to take that examination again after a period of 30 calendar days has elapsed from the date of such person's last attempt to pass that examination, except that any person who fails to pass an examination three or more times in succession within a two-year period shall be prohibited from again taking that examination until a period of 180 calendar days has elapsed from the date of such person's last attempt to pass that examination. The waiting periods for retaking a failed examination shall apply to the SIE and the representative and principal examinations specified under Rule 1901.

.07 **All Registered Persons Must Satisfy the Regulatory Element of Continuing Education.** All registered persons, including those individuals who solely maintain permissive registrations pursuant to Rule 1900, Interpretation and Policy .02, shall satisfy the Regulatory Element of continuing education as specified in Rule 1903(a). If a person registered with a Member has a continuing education deficiency with respect to that registration as provided under Rule 1903(a), such person shall not be permitted to be registered in another registration category with the Exchange under Rule 1901 with that Member or to be registered in any registration category with the Exchange under Rule 1901 with another Member, until the person has satisfied the deficiency.

.08 **Lapse of Registration and Expiration of SIE.** Any person who was last registered as a representative two or more years immediately preceding the date of receipt by the Exchange of a new application for registration as a representative shall be required to pass a representative qualification examination appropriate to his or her category of registration as specified in Rule 1901(c). Any person who last passed the SIE or who was last registered as a representative, whichever occurred last, four or more years immediately preceding the date of receipt by the Exchange of a new application for registration as a representative shall be required to pass the SIE in addition to a representative qualification examination appropriate to his or her category of registration as specified in Rule 1901(c).

Any person who was last registered as a principal two or more years immediately preceding the date of receipt by the Exchange of a new application for registration as a principal shall be required to pass a principal qualification examination appropriate to his or her category of registration as specified in Rule 1901(b). Any person whose registration has been revoked pursuant to Rule 1011 shall be required to pass a principal or representative qualification examination appropriate to his or her category of registration as specified in Rule 1901(b) or Rule 1901(c), respectively, to be eligible for registration with the Exchange. For purposes of Interpretation and Policy .08 of this Rule, an application shall not be considered to have been received by the Exchange if that application does not result in a registration.

.09 **Waiver of Examinations for Individuals Working for a Financial Services Industry Affiliate of a Member.** Upon request by a Member, the Exchange shall waive the applicable qualification examination(s) for an individual designated with the Exchange as working for a financial services industry affiliate of a Member if the following conditions are met: (i) prior to the individual's initial designation, the individual was registered as a representative or principal for a total of five years within the most recent 10-year period, including for the most recent year with the Member that initially designated the individual; (ii) the waiver request is made within seven years of the individual's initial designation; (iii) the initial designation and any subsequent designation(s) were made concurrently with the

filing of the individual's related Form U5; (iv) the individual continuously worked for the financial services industry affiliate(s) of a Member since the individual's last Form U5 filing; (v) the individual has complied with the Regulatory Element of continuing education as specified in Rule 1903(a); and (vi) the individual does not have any pending or adverse regulatory matters, or terminations, that are reportable on the Form U4, and has not otherwise been subject to a statutory disqualification as defined in Section 3(a)(39) of the Exchange Act while the individual was designated as eligible for a waiver.

As used in Interpretation and Policy .09 of this Rule, a "financial services industry affiliate of a Member" is a legal entity that controls, is controlled by or is under common control with a Member and is regulated by the SEC, Commodity Futures Trading Commission, state securities authorities, federal or state banking authorities, state insurance authorities, or substantially equivalent foreign regulatory authorities.

.10 **Status of Persons Serving in the Armed Forces of the United States.** The following provisions address the status of current and former registered persons serving in active duty in the Armed Forces of the United States:

(a) **Inactive Status of Currently Registered Persons.** A registered person of a Member who volunteers for or is called into active duty in the Armed Forces of the United States shall be placed, after proper notification to the Exchange, on inactive status and need not be re-registered by such Member upon his or her return to active employment with the Member. Such person shall remain eligible to receive transaction-related compensation, including continuing commissions. The employing Member also may allow such person to enter into an arrangement with another registered person of the Member to take over and service the person's accounts and to share transaction-related compensation based upon the business generated by such accounts. However, because such persons are inactive, they may not perform any of the functions and responsibilities performed by a registered person.

A registered person who is placed on inactive status pursuant to this paragraph (a) shall not be included within the scope of fees, if any, charged by the Exchange with respect to registered persons. In addition, a registered person who is placed on inactive status pursuant to this paragraph (a) shall not be required to complete either the Regulatory Element or Firm Element set forth in Rule 1903 during the pendency of such inactive status. The relief provided in this paragraph (a) shall be available to a registered person who is placed on inactive status pursuant to this paragraph (a) during the period that such person remains registered with the Member with which he or she was registered at the beginning of active duty in the Armed Forces of the United States, regardless of whether the person returns to active employment with another Member upon completion of his or her active duty in the Armed Forces of the United States. The relief described in this paragraph (a) shall be provided only to a person registered with a Member and only while the person remains on active military duty. Further, the Member with which such person is registered shall promptly notify the Exchange in such manner as the Exchange may specify of such person's return to active employment with the Member.

(b) **Inactive Status of Sole Proprietorships.** A Member that is a sole proprietor who temporarily closes his or her business by reason of volunteering for or being called into active duty in the Armed Forces of the United States, shall be placed, after proper notification to the Exchange, on inactive status while the Member remains on active military duty. A sole proprietor Member placed on inactive status as set forth in this paragraph (b) shall not be required to pay dues or assessments during the pendency of such inactive status and shall not be required to pay an admission fee upon return to active participation in the securities business. The relief described in this paragraph (b) shall be provided only to a sole proprietor Member and only while the person remains on active military duty. Further, the sole proprietor shall promptly notify the Exchange in such manner as the Exchange may specify of his or her return to active participation in the securities business.

(c) **Status of Formerly Registered Persons.** If a person who was formerly registered with a Member volunteers for or is called into active duty in the Armed Forces of the United States at any time within two years after the date the person ceased to be registered with a Member, the Exchange shall defer the lapse of registration requirements set forth in Rule 1900, Interpretation and Policy .08 (i.e., toll the two-year expiration period for representative and principal qualification examinations) and the lapse of the SIE (i.e., toll the four-year expiration period for the SIE). The Exchange shall defer the lapse of registration requirements and the SIE commencing on the date the person begins actively serving in the Armed Forces of the United States, provided that the Exchange is properly notified of the person's period of active military service within 90 days following his or her completion of active service or upon his or her re-registration with a Member, whichever occurs first. The deferral will terminate 90 days following the person's completion of active service in the Armed Forces of the United States. Accordingly, if such person does not re-register with a Member within 90 days following his or her completion of active service in the Armed Forces of the United States, the amount of time in which the person must become re-registered with a Member without being subject to a representative or principal qualification examination or the SIE shall consist of the standard two-year period for representative and principal qualification examinations or the standard four-year period for the SIE, whichever is applicable, as provided in Rule 1900, Interpretation and Policy .08, reduced by the period of time between the person's termination of registration and beginning of active service in the Armed Forces of the United States.

If a person placed on inactive status while serving in the Armed Forces of the United States ceases to be registered with a Member, the Exchange shall defer the lapse of registration requirements set forth in Rule 1900, Interpretation and Policy .08 (i.e., toll the two-year expiration period for representative and principal qualification examinations) and the lapse of the SIE (i.e., toll the four-year expiration period for the SIE) during the pendency of his or her active service in the Armed Forces of the United States. The Exchange shall defer the lapse of registration requirements based on existing information in the CRD system, provided that the Exchange is properly notified of the person's period of active military service within two years following his or her completion of active service or upon his or her re-registration with a Member, whichever occurs first. The deferral shall terminate 90 days following the person's completion of active service in the Armed Forces of the United States. Accordingly, if such person does not re-register with a Member within 90 days following his or her completion of active service in the Armed Forces of the United States, the amount of time in which the person must become re-registered with a Member without being subject to a representative or principal qualification examination or the SIE shall consist of the standard two-year period for representative and principal qualification examinations or the standard four-year period for the SIE, whichever is applicable, as provided in Rule 1900, Interpretation and Policy .08.

.11 **Impermissible Registrations.** Members shall not register or maintain the registration of any person unless consistent with the requirements of Rule 1900.

.12 **Application for Registration and Jurisdiction**

(a) **Application for Registration.** (1) Application by any person for registration with the Exchange, properly signed by the applicant, shall be made to the Exchange on Form U4 via the CRD system, and shall contain: (i) an agreement to comply with the federal securities laws, the rules and regulations thereunder, the Exchange Rules, and all rulings, orders, directions, and decisions issued and sanctions imposed under the Exchange Rules; and (ii) such other reasonable information with respect to the applicant as the Exchange may require. (2) The Exchange shall not approve an application for registration of any person who is not eligible to be an associated person of an Exchange Member under Exchange Rules. (3) Every application for registration filed with the Exchange shall be kept current at all times by supplementary amendments to Form U4 via the CRD system. Such amendments to the application shall be filed with the Exchange not later than 30 days after the applicant learns of the facts or circumstances giving rise to the amendment. If such amendment involves a statutory disqualification, such amendment shall be filed not later than ten days after such disqualification occurs.

(b) **Notification by Member to the Exchange and Associated Person of Termination; Amendment to Notification.** (1) Following the termination of the association with an Exchange Member of a person who is registered with it, such Exchange Member shall, not later than 30 days after such termination, give notice of the termination of such association to the Exchange via the CRD system using Form U5, and concurrently shall provide to the person whose association has been terminated a copy of said notice as filed with the Exchange. An Exchange Member that does not submit such notification and provide a copy to the person whose association has been terminated, within the time period prescribed, shall be assessed any late filing fee that is specified by Exchange Rules. Termination of registration of such person associated with an Exchange Member shall not take effect so long as any complaint or action under the Exchange Rules is pending against an Exchange Member and to which complaint or action such person associated with an Exchange Member is also a respondent, or so long as any complaint or action is pending against such person individually under the Exchange Rules. The Exchange, however, may in its discretion declare the termination effective at any time. (2) The Exchange Member shall notify the Exchange, via the CRD system, by means of an amendment to the notice filed pursuant to paragraph (1) in the event that the Exchange Member learns of facts or circumstances causing any information set forth in said notice to become inaccurate or incomplete. Such amendment shall be filed with the Exchange via the CRD system, and a copy provided to the person whose association with the Exchange Member has been terminated not later than 30 days after the Exchange Member learns of the facts or circumstances giving rise to the amendment.

(c) No Exchange Member shall permit any person associated with the Exchange Member to engage in the securities business unless the Exchange Member determines that such person satisfies the qualification requirements established by the Exchange Board and is not subject to statutory disqualification.

.13 **Temporary Extension of the Limited Period for Registered Persons to Function as Principals.** Any person who was designated to function as a principal under Interpretation and Policy .04 of this Rule prior to March 3, 2021 may continue to function as a principal without having successfully passed an appropriate qualification examination until June 30, 2021.

[Adopted: January 9, 2020 (SR-MIAX-2019-50); amended December 28, 2020 (SR-MIAX-2020-42); amended April 21, 2021 (SR-MIAX-2021-13)]

Rule 1901. Registration Categories

(a) **Definitions.**

Actively Engaged in the Management of the Member's Securities Business
The term "**actively engaged in the management of the Member's securities business**" means the management of, and the implementation of corporate policies related to, such business. The term "actively engaged in the management of the Member's securities business" also includes managerial decision-making authority with respect to the Member's securities business and management-level responsibilities for supervising any aspect of such business, such as serving as a voting member of the Member's executive, management or operations committees.

Financial and Operations Principal
The term "**Financial and Operations Principal**" shall mean a person associated with a Member whose duties include (i) final approval and responsibility for the accuracy of financial reports submitted to any duly established securities industry regulatory body; (ii) final preparation of such reports; (iii) supervision of individuals who assist in the preparation of such reports; (iv) supervision of and responsibility for individuals who are involved in the actual maintenance of the Member's books and records from which such reports are derived; (v) supervision and/or performance of the Member's responsibilities under all financial responsibility rules promulgated pursuant to the provisions of the Act; (vi) overall supervision of and responsibility for the individuals who are involved in the

administration and maintenance of the Member's back office operations; and (vii) any other matter involving the financial and operational management of the Member.

Principal
The term "**principal**" means any person associated with a Member, including, but not limited to, sole proprietor, officer, partner, manager of office of supervisory jurisdiction, director or other person occupying a similar status or performing similar functions, who is actively engaged in the management of the Member's securities business, such as supervision, solicitation, conduct of business in securities or the training of persons associated with a Member for any of these functions. Such persons shall include, among other persons, a Member's chief executive officer and chief financial officer (or equivalent officers). The term "**principal**" also includes any other person associated with a Member who is performing functions or carrying out responsibilities that are required to be performed or carried out by a principal under Exchange rules.

Representative
The term "**representative**" means any person associated with a Member, including assistant officers other than principals, who is engaged in the Member's securities business, such as supervision, solicitation, conduct of business in securities or the training of persons associated with a Member for any of these functions.

(b) **Principal Registration Categories.**

(1) **General Securities Principal.**

(i) **Requirements.** Each principal as defined in paragraph (a) of this Rule shall be required to register with the Exchange as a General Securities Principal, subject to the following exceptions:

(A) if a principal's activities are limited to the functions of a Compliance Official, a Financial and Operations Principal, a Securities Trader Principal, a Securities Trader Compliance Officer, or a Registered Options Principal as specified in paragraph (b) of this Rule, then such person shall appropriately register in one or more of those categories;

(B) [Reserved]

(C) if a principal's activities are limited solely to the functions of a General Securities Sales Supervisor as specified in paragraph (b)(9) of this Rule, then such person may appropriately register in that category in lieu of registering as a General Securities Principal, provided, however, that if such person is engaged in options sales activities, such person shall be required to register with the Exchange as a Registered Options Principal as specified in paragraph (b)(7) of this Rule or as a General Securities Sales Supervisor as specified in paragraph (b)(9) of this Rule; and

(D) [Reserved]

(ii) **Qualifications.** All individuals registering as General Securities Principals after October 1, 2018 shall, prior to or concurrent with such registration, become registered pursuant to paragraph (b)(1) of this Rule as a General Securities Representative and pass the General Securities Principal qualification exam.

(2) **Compliance Official.**

(i) **Requirements.** Subject to the exception in paragraph (b)(2)(iii) of this Rule, each person designated as a Chief Compliance Officer on Schedule A of Form BD shall be required to register with the Exchange

as a General Securities Principal, provided that such person may instead register as a Compliance Official if his or her duties do not include supervision of trading.

(ii) **Qualifications.** All individuals registering as Compliance Official shall, prior to or concurrent with such registration, pass the Compliance Official qualification examination.

(iii) **Exception. Principals.** An individual designated as a Chief Compliance Officer on Schedule A of Form BD of a Member that is engaged in limited securities business may be registered in a principal category under Rule 1901(b) that corresponds to the limited scope of the Member's business.

(iv) **Exception. Securities Trader Compliance Officer.** An individual designated as a Chief Compliance Officer on Schedule A of Form BD may register and qualify as a Securities Trader Compliance Officer if, with respect to transactions in equity, preferred or convertible debt securities, or options such person is engaged in proprietary trading, the execution of transactions on an agency basis, or the direct supervision of such activities other than a person associated with a Member whose trading activities are conducted principally on behalf of an investment company that is registered with the SEC pursuant to the Investment Company Act and that controls, is controlled by, or is under common control with a Member. All individuals registering as Securities Trader Compliance Officers shall become registered pursuant to paragraph (c)(3) of this Rule as a Securities Trader and pass the Compliance Official qualification exam.

(3) **Financial and Operations Principal.**

(i) **Requirements.** Every Member of the Exchange that is operating pursuant to the provisions of SEC Rule 15c3-1(a)(1)(ii), (a)(2)(i) or (a)(8), shall designate at least one Financial and Operations Principal who shall be responsible for performing the duties described in paragraph (a) of this Rule. Each person associated with a Member who performs such duties shall be required to register as a Financial and Operations Principal with the Exchange. The requirements of paragraph (b)(3)(i) of this Rule shall not apply to a Member that is exempt from the requirement to designate a Financial and Operations Principal.

(ii) **Qualifications.** All individuals registering as a Financial and Operations Principal shall pass the Financial and Operations Principal qualification examination before such registration may become effective.

(iii) A person registered solely as a Financial and Operations Principal shall not be qualified to function in a principal capacity with responsibility over any area of business activity not described in paragraph (a) of this Rule for a Financial and Operations Principal.

(4) **Investment Banking Principal.** [Reserved.]

(5) **Research Principal.** [Reserved.]

(6) **Securities Trader Principal.**

(i) **Requirements.** Each principal as defined in paragraph (a) of this Rule who is responsible for supervising the securities trading activities specified in paragraph (c)(3) of this Rule shall be required to register with the Exchange as a Securities Trader Principal.

(ii) **Qualifications.** Each person seeking to register as a Securities Trader Principal shall, prior to or concurrent with such registration, become registered pursuant to paragraph (c)(3) of this Rule as a Securities Trader and pass the General Securities Principal qualification examination.

(7) **Registered Options Principal.**

(i) **Requirements.** Each Member that is engaged in transactions in options with the public shall have at least one Registered Options Principal. In addition, each principal as defined in paragraph (a) of this Rule who is responsible for supervising a Member's options sales practices with the public shall be required to register with the Exchange as a Registered Options Principal, subject to the following exception. If a principal's options activities are limited solely to those activities that may be supervised by a General Securities Sales Supervisor, then such person may register as a General Securities Sales Supervisor pursuant to paragraph (b)(9) of this Rule in lieu of registering as a Registered Options Principal.

(ii) **Qualifications.** Subject to the lapse of registration provisions in Rule 1900, Interpretation and Policy .08, each person registered as a Registered Options Principal on October 1, 2018 and each person who was registered as a Registered Options Principal within two years prior to October 1, 2018 shall be qualified to register as a Registered Options Principal without passing any additional qualification examinations. All other individuals registering as Registered Options Principals after October 1, 2018 shall, prior to or concurrent with such registration, become registered pursuant to paragraph (c)(1) of this Rule as a General Securities Representative and pass the Registered Options Principal qualification examination.

(8) **Government Securities Principal.** [Reserved.]

(9) **General Securities Sales Supervisor.**

(i) **Principals Engaged in Limited Activities.** Each principal as defined in paragraph (a) of this Rule may register with the Exchange as a General Securities Sales Supervisor if his or her supervisory responsibilities in the securities business of a Member are limited to the securities sales activities of the Member, including the approval of customer accounts, training of sales and sales supervisory personnel and the maintenance of records of original entry or ledger accounts of the Member required to be maintained in branch offices by Exchange Act record-keeping rules. A person registered solely as a General Securities Sales Supervisor shall not be qualified to perform any of the following activities: (i) supervision of market making commitments; (ii) supervision of the custody of broker-dealer or customer funds or securities for purposes of Exchange Act Rule 15c3-3; or (iii) supervision of overall compliance with financial responsibility rules for broker-dealers promulgated pursuant to the provisions of the Exchange Act.

(ii) **Qualifications.** Each person seeking to register as a General Securities Sales Supervisor shall, prior to or concurrent with such registration become registered pursuant to paragraph (c)(1) of this Rule as a General Securities Representative and pass the General Securities Sales Supervisor qualification examinations.

(10) **Investment Company and Variable Contracts Products Principal.** [Reserved.]

(11) **Direct Participation Programs Principal.** [Reserved.]

(12) **Private Securities Offerings Principal.** [Reserved.]

(13) **Supervisory Analyst.** [Reserved.]

(c) **Representative Registration Categories**

(1) **General Securities Representative.**

(i) **Requirements.** Each representative as defined in paragraph (a) of this Rule shall be required to register with the Exchange as a General Securities Representative, subject to the following exception: if a representative's activities include the functions of a Securities Trader, as specified in this Rule, then such person shall appropriately register as a Securities Trader.

(ii) **Qualifications.** Subject to the lapse of registration provisions in Rule 1900, Interpretation and Policy .08, each person registered as a General Securities Representative on October 1, 2018 and each person who was registered as a General Securities Representative within two years prior to October 1, 2018 shall be qualified to register as a General Securities Representative without passing any additional qualification examinations. All other individuals registering as General Securities Representatives after October 1, 2018 shall, prior to or concurrent with such registration, pass the SIE and the General Securities Representative qualification examination.

(2) **Operations Professional**. [Reserved.]

(3) **Securities Trader.**

(i) **Requirements.** Each representative as defined in paragraph (a) of this Rule shall be required to register with the Exchange as a Securities Trader if, with respect to transactions in equity, preferred or convertible debt securities, or options such person is engaged in proprietary trading, the execution of transactions on an agency basis, or the direct supervision of such activities other than a person associated with a Member whose trading activities are conducted principally on behalf of an investment company that is registered with the Commission pursuant to the Investment Company Act of 1940 and that controls, is controlled by, or is under common control with a Member. In addition, each person associated with a Member who is: (i) primarily responsible for the design, development or significant modification of an algorithmic trading strategy relating to equity, preferred or convertible debt securities or options; or (ii) responsible for the day-to-day supervision or direction of such activities shall be required to register with the Exchange as a Securities Trader. For purposes of paragraph (c)(3) of this Rule, an "algorithmic trading strategy" is an automated system that generates or routes orders (or order-related messages) but shall not include an automated system that solely routes orders received in their entirety to a market center.

(ii) **Qualifications.** Subject to the lapse of registration provisions in Rule 1900, Interpretation and Policy .08, each person registered as a Securities Trader on October 1, 2018 and each person who was registered as a Securities Trader within two years prior to October 1, 2018 shall be qualified to register as a Securities Trader without passing any additional qualification examinations. All other individuals registering as Securities Traders after October 1, 2018 shall, prior to or concurrent with such registration, pass the SIE and the Securities Trader qualification examination.

(4) **Investment Banking Representative.** [Reserved.]

(5) **Research Analyst.** [Reserved.]

(6) **Investment Company and Variable Products Representative.** [Reserved.]

(7) **Direct Participation Programs Representative.** [Reserved.]

(8) **Private Securities Offerings Representative.** [Reserved.]

Interpretations and Policies:

.01 **Foreign Registrations.** Persons who are in good standing as a representative with the Financial Conduct Authority in the United Kingdom or with a Canadian stock exchange or securities regulator shall be exempt from the requirement to pass the SIE.

.02 **Additional Qualification Requirements for Persons Engaged in Security Futures Activities.** Each person who is registered with the Exchange as a General Securities Representative, Registered Options Principal or General Securities Sales Supervisor shall be eligible to engage in security futures activities as a representative or principal, as applicable, provided that such individual completes a Firm Element program as set forth in Rule 1903 that addresses security futures products before such person engages in security futures activities.

.03 **Members With One Registered Options Principal.** A Member that has one Registered Options Principal shall promptly notify the Exchange in the event such person is terminated, resigns, becomes incapacitated or is otherwise unable to perform the duties of a Registered Options Principal. Following receipt of such notification, the Exchange shall require the Member to agree, in writing, to refrain from engaging in any options-related activities that would necessitate the prior or subsequent approval of a Registered Options Principal until such time as a new Registered Options Principal has been qualified. Members failing to qualify a new Registered Options Principal within two weeks following the loss of their sole Registered Options Principal, or by the earliest available date for administration of the Registered Options Principal examination, whichever is longer, shall be required to cease doing an options business; provided, however, they may effect closing transactions in options to reduce or eliminate existing open options positions in their own account as well as the accounts of their customers.

.04 **Scope of General Securities Sales Supervisor Registration Category.** The General Securities Sales Supervisor category is an alternate category of registration designed to lessen the qualification burdens on principals of general securities firms who supervise sales. Without this category of limited registration, such principals would be required to separately qualify pursuant to the rules of multiple exchanges. While persons may continue to separately qualify with all relevant self-regulatory organizations, the General Securities Sales Supervisor examinations permit qualification as a supervisor of sales of all securities through one registration category. Persons registered as General Securities Sales Supervisors may also qualify in any other category of principal registration. Persons who are already qualified in one or more categories of principal registration may supervise sales activities of all securities by also qualifying as General Securities Sales Supervisors. Any person required to be registered as a principal who supervises sales activities in corporate, municipal and option securities, investment company products, variable contracts, direct participation program securities and security futures may be registered solely as a General Securities Sales Supervisor. In addition to branch office managers, other persons such as regional and national sales managers may also be registered solely as General Securities Sales Supervisors as long as they supervise only sales activities.

.05 **Scope of Operations Professional Requirement.** [Reserved.]

.06 **Eliminated Registration Categories.** Subject to the lapse of registration provisions in Rule 1900, Interpretation and Policy .08, each person who is registered with the Exchange in any capacity recognized by the Exchange immediately prior to October 1, 2018, and each person who was registered with the Exchange in such categories within two years prior to October 1, 2018, shall be eligible to maintain such registrations with the Exchange. However, if persons registered in such categories subsequently terminate such registration(s) with the Exchange and the registration remains terminated for two or more years, they shall not be eligible to re-register in such categories.

.07 **Summary of Qualification Requirements.** The following sets forth the qualification requirements for each of the required registration categories described in Rule 1901:

Category of Registration	Qualification Beginning October 1, 2018
General Securities Principal (GP) *	Registration and qualification as a General Securities Representative and pass the General Securities Principal qualification examination (Series 24)
Compliance Official (CO) *	Pass the Compliance Official Exam (Series 14)
Financial/Operations Principal (FN) *	Pass the Financial and Operations Principal qualification examination (Series 27)
Securities Trader Principal (TP) *	Registration and qualification as a Securities Trader and pass the General Securities Principal qualification examination (Series 24)
Registered Options Principal (OP) *	Registration and qualification as a General Securities Representative and pass the Registered Options Principal qualification examination (Series 4)
General Securities Sales Supervisor (SU)	Registration and qualification as a General Securities Representative and pass the General Securities Sales Supervisor qualification examinations (Series 9 and Series 10)
General Securities Representative (GS)	Pass the SIE and the General Securities Representative qualification examination (Series 7)
Securities Trader (TD)	Pass the SIE and the Securities Trader qualification examination (Series 57)
Securities Trader Compliance Officer (CT)	Registration and qualification as a Securities Trader and pass the Compliance Official qualification exam (Series 14)

* A Member may designate a person registered with the Member as a representative to function as a principal for a period of 120 calendar days prior to passing an appropriate principal qualification examination subject to the conditions of Rule 1900, Interpretation and Policy .04.

[Adopted: January 9, 2020 (SR-MIAX-2019-50)]

Rule 1902. Associated Persons Exempt from Registration

The following persons associated with a Member are not required to be registered with the Exchange:

(a) Persons associated with a Member whose functions are solely and exclusively clerical or ministerial;

(b) Persons associated with a Member whose functions are related solely and exclusively to:

(1) effecting transactions on the floor of another national securities exchange and who are appropriately registered with such exchange;

(2) transactions in municipal securities;

(3) transactions in commodities;

(4) transactions in security futures, provided that any such person is registered with FINRA or a registered futures association;

(5) transactions in variable contracts and insurance premium funding programs and other contracts issued by an insurance company;

(6) transactions in direct participation programs;

(7) [Reserved;]

(8) transactions in government securities; or

(9) effecting sales as part of a primary offering of securities not involving a public offering pursuant to Section 3(b), 4(2), or 4(6) of the Securities Act of 1933 and the rules and regulations thereunder; or

(c) Persons associated with a Member that are not citizens, nationals, or residents of the United States or any of its territories or possessions and that will conduct all of their securities activities in areas outside the jurisdiction of the United States and will not engage in any securities activities with or for any citizen, national or resident of the United States.

Interpretations and Policies:

.01 **Registration Requirements for Associated Persons Who Accept Customer Orders.** The function of accepting customer orders is not considered a clerical or ministerial function. Each person associated with a Member who accepts customer orders under any circumstances shall be registered in an appropriate registration category pursuant to Rule 1901. An associated person shall not be considered to be accepting a customer order where occasionally, when an appropriately registered person is unavailable, the associated person transcribes the order details submitted by a customer and the registered person contacts the customer to confirm the order details before entering the order.

[Adopted: January 9, 2020 (SR-MIAX-2019-50)]

Rule 1903. Continuing Education Requirements

This Rule prescribes requirements regarding the continuing education of specified persons subsequent to their initial registration with the Exchange. The requirements shall consist of a Regulatory Element and a Firm Element as set forth below.

(a) **Regulatory Element.**

(1) **Requirements.** All covered persons shall comply with the requirement to complete the Regulatory Element. Each covered person shall complete the Regulatory Element on the occurrence of their second registration anniversary date and every three years thereafter, or as otherwise prescribed by the Exchange. On each occasion, the Regulatory Element must be completed within 120 days after the person's registration anniversary date. A person's initial registration date, also known as the "base date," shall establish the cycle of anniversary dates for purposes of this Rule. The content of the Regulatory Element shall be appropriate to either the registered representative or principal status of the person subject to the Rule. The content of the Regulatory Element for a person designated as eligible for a waiver pursuant to Rule 1900, Interpretation and Policy .09, shall be determined based on the person's most recent registration status and the Regulatory Element shall be completed based on the same cycle had the person remained registered.

(2) **Failure to Complete.** Unless otherwise determined by the Exchange, any covered persons who have not completed the Regulatory Element within the prescribed time frames will have their registrations deemed inactive until such time as the requirements of the program have been satisfied. Any person whose registration has been deemed inactive under this Rule shall cease all activities as a registered person and is prohibited from performing any duties and functioning in any capacity requiring registration. Further, such person may not accept or solicit business or receive any compensation for the purchase or sale of securities. However, such person may receive trail or residual commissions resulting from transactions completed before the inactive status, unless the Member with which such person is associated has a policy prohibiting such trail or residual commissions. A registration that is inactive for a period of two years will be administratively terminated. A person whose registration is so terminated may reactivate the registration only by reapplying for registration and meeting the qualification requirements of the applicable provisions of Rules 1900 and 1901. The Exchange may, upon application and a showing of good cause, allow for additional time for a covered person to satisfy the program requirements. If a person designated as eligible for a waiver pursuant to Rule 1900, Interpretation and Policy .09, fails to complete the Regulatory Element within the prescribed time frames, the person shall no longer be eligible for such a waiver.

(3) **Disciplinary Actions**. Unless otherwise determined by the Exchange, a covered person other than a person designated as eligible for a waiver pursuant to Rule 1900, Interpretation and Policy .09, will be required to retake the Regulatory Element and satisfy all of its requirements in the event such person:

(i) is subject to any statutory disqualification as defined in Section 3(a)(39) of the Exchange Act;

(ii) is subject to suspension or to the imposition of a fine of $5,000 or more for violation of any provision of any securities law or regulation, or any agreement with or rule or standard of conduct of any securities governmental agency, securities self-regulatory organization, or as imposed by any such regulatory or self-regulatory organization in connection with a disciplinary proceeding; or

(iii) is ordered as a sanction in a disciplinary action to retake the Regulatory Element by any securities governmental agency or self-regulatory organization.

The retaking of the Regulatory Element shall commence with participation within 120 days of the covered person becoming subject to the statutory disqualification, in the case of (i) above, or the disciplinary action becoming final, in the case of (ii) and (iii) above. The date of the disciplinary action shall be treated as such person's new base date with the Exchange.

(4) **Reassociation in a Registered Capacity**. Any covered person who has terminated association with a Member and who has, within two years of the date of termination, become reassociated in a registered capacity with a Member shall participate in the Regulatory Element at such intervals that may apply (second anniversary and every three years thereafter) based on the initial registration anniversary date rather than based on the date of reassociation in a registered capacity.

(5) **Definition of Covered Person.** For purposes of this Rule, the term “covered person” means any person registered with the Exchange pursuant to Rule 1900, including any person who is permissively registered pursuant to Rule 1900, Interpretation and Policy .02, and any person who is designated as eligible for a waiver pursuant to Rule 1900, Interpretation and Policy .09.

(6) **Delivery of the Regulatory Element.** The continuing education Regulatory Element will be administered through Web-based delivery or such other technological manner and format as specified by the Exchange.

(7) **Regulatory Element Contact Person**. Each Member shall designate and identify (by name and e-mail address) an individual or individuals responsible for receiving e-mail notifications provided via the Central Registration Depository regarding when a covered person is approaching the end of his or her Regulatory Element time frame and when a covered person is deemed inactive due to failure to complete the requirements of the Regulatory Element program. Each Member shall identify, review, and, if necessary, update the information regarding its Regulatory Element contact person(s) in the manner prescribed by Exchange Rules.

(b) **Firm Element.**

(1) **Persons Subject to the Firm Element**. The requirements of this subparagraph shall apply to any person registered with a Member who has direct contact with customers in the conduct of the Member's securities sales and trading activities, and to the immediate supervisors of such persons (collectively, "covered registered persons"). "Customer" shall mean any natural person and any organization, other than another broker or dealer, executing securities transactions with or through a Member.

(2) **Standards for the Firm Element**.

(i) Each Member must maintain a continuing and current education program for its covered registered persons to enhance their securities knowledge, skill, and professionalism. At a minimum, each Member shall at least annually evaluate and prioritize its training needs and develop a written training plan. The plan must take into consideration the Member's size, organizational structure, and scope of business activities, as well as regulatory developments and the performance of covered registered persons in the Regulatory Element. If a Member's analysis establishes the need for supervisory training for persons with supervisory responsibilities, such training must be included in the Member's training plan.

(ii) **Minimum Standards for Training Programs**. Programs used to implement a Member's training plan must be appropriate for the business of the Member and, at a minimum must cover training in ethics and professional responsibility and the following matters concerning securities products, services, and strategies offered by the Member: (A) General investment features and associated risk factors; (B) Suitability and sales practice considerations; and (C) Applicable regulatory requirements.

(iii) **Administration of Continuing Education Program**. A Member must administer its continuing education programs in accordance with its annual evaluation and written plan and must maintain records documenting the content of the programs and completion of the programs by covered registered persons.

(3) **Participation in the Firm Element**. Covered registered persons included in a Member's plan must take all appropriate and reasonable steps to participate in continuing education programs as required by the Member.

(4) **Specific Training Requirements**. The Exchange may require a Member, individually or as part of a larger group, to provide specific training to its covered registered persons in such areas as the Exchange deems appropriate. Such a requirement may stipulate the class of covered registered persons for which it is applicable, the time period in which the requirement must be satisfied and, where appropriate, the actual training content.

[Adopted: January 9, 2020 (SR-MIAX-2019-50)]

Rule 1904. Electronic Filing Requirements for Uniform Forms

(a) **Filing Requirement.** All forms required to be filed under the Exchange's registration rules including the Rule 1900 Series shall be filed through an electronic process or such other process as the Exchange may prescribe to the Central Registration Depository.

(b) **Supervisory Requirements.**

(1) In order to comply with the supervisory procedures requirements in the Exchange's rules, each Member shall identify a Registered Principal(s) or corporate officer(s) who has a position of authority over registration functions, to be responsible for supervising the electronic filing of appropriate forms pursuant to this Rule.

(2) The Registered Principal(s) or corporate officer(s) who has or have the responsibility to review and approve the forms filed pursuant to this Rule shall be required to acknowledge, electronically, that he or she is filing this information on behalf of the Member and the Member's associated persons.

(c) **Form U4 Filing Requirements.**

(1) Except as provided in paragraphs (c)(2) and (c)(3) below, every initial and transfer electronic Form U4 filing and any amendments to the disclosure information on Form U4 shall be based on a manually signed Form U4 provided to the Member or applicant for membership by the person on whose behalf the Form U4 is being filed. As part of the Member's recordkeeping requirements, it shall retain the person's manually signed Form U4 or amendments to the disclosure information on Form U4 in accordance with Exchange Act Rule 17a-4(e)(1) and make them available promptly upon regulatory request. An applicant for membership also shall retain in accordance with Exchange Act Rule 17a-4(e)(1) every manually signed Form U4 it receives during the application process and make them available promptly upon regulatory request.

(2) A Member may file electronically amendments to the disclosure information on Form U4 without obtaining the subject associated person's manual signature on the form, provided that the Member shall use reasonable efforts to:

(i) provide the associated person with a copy of the amended disclosure information prior to filing; and

(ii) obtain the associated person's written acknowledgment (which may be electronic) prior to filing that the information has been received and reviewed. As part of the Member's recordkeeping requirements, the Member shall retain this acknowledgment in accordance with Exchange Act Rule 17a-4(e)(1) and make it available promptly upon regulatory request.

(3) In the event a Member is not able to obtain an associated person's manual signature or written acknowledgement of amended disclosure information on Form U4 prior to filing of such information pursuant to paragraph (c)(1) or (2), the Member is obligated to file the disclosure information as to which it has knowledge in accordance with Exchange Rule 1901. The Member shall use reasonable efforts to provide the associated person with a copy of the amended disclosure information that was filed.

(4) A Member may file electronically amendments to administrative data on Form U4 without obtaining the subject associated person's signature on the form. The Member shall use reasonable efforts to provide the associated person with a copy of the amended administrative information that was filed.

(d) **Fingerprint Information.** Upon filing an electronic Form U4 on behalf of a person applying for registration, a Member shall promptly submit fingerprint information for that person. The Exchange may make a registration effective pending receipt of the fingerprint information. If a Member fails to submit the fingerprint information within 30 days after filing of an electronic Form U4, the person's registration shall be deemed inactive. In such case, the person must immediately cease all activities requiring registration and is prohibited from performing any duties and functioning in any capacity requiring registration. The Exchange shall administratively terminate a registration that is inactive for a period of two years. A person whose registration is administratively terminated may reactivate the registration only by reapplying for registration and meeting the qualification requirements of the applicable provisions of Exchange Rule 1901. Upon application and a showing of good cause, the Exchange may extend the 30-day period.

(e) **Form U5 Filing Requirements.** Initial filings and amendments of Form U5 shall be submitted electronically. As part of the Member's recordkeeping requirements, it shall retain such records for a period of not less than three years, the first two years in an easily accessible place, in accordance with Exchange Act Rule 17a-4, and make such records available promptly upon regulatory request.

Interpretations and Policies:

.01 **Delegation of Filing Functions.** The designated registered principal(s) or corporate officer(s) required by paragraph (b)(1) to supervise the Member's electronic filings may delegate to an associated person (who need not be registered) the electronic filing of the Member's appropriate forms via Web CRD. The registered principal(s) or corporate officer(s) responsible for supervising the Member's electronic filings may also delegate to the associated person making the electronic filings the requirement in paragraph (b)(2) to acknowledge, electronically, that he is making the filing on behalf of the Member and the Member's associated persons. However, the registered principal(s) or corporate officer(s) may not delegate any of the supervision, review, and approval responsibilities mandated in paragraphs (b)(1) and (2) and shall take reasonable and appropriate action to ensure that all delegated electronic filing functions are properly executed and supervised.

.02 **Third Party Agreements.** A Member may enter into an agreement with a third party pursuant to which the third party agrees to file the required forms electronically on behalf of the Member and the Member's associated persons. Notwithstanding the existence of such an agreement, the Member remains responsible for complying with the requirements of this Rule.

.03 **Filing of Amendments Involving Disclosure Information.** In the event a Member is not able to obtain an associated person's manual signature or written acknowledgement of amended disclosure information on that person's Form U4 prior to filing of such amendment reflecting the information pursuant to paragraph (c)(3) (examples of reasons why a Member may not be able to obtain the manual signature or written acknowledgement may include, but are not limited to, the associated person refuses to acknowledge such information, is on active military service or otherwise is unavailable during the period provided for filing of such amendments under Exchange Rule 1901), the Member shall enter "Representative Refused to Sign/Acknowledge" or "Representative Not Available" or a substantially similar entry in the electronic Form U4 field for the associated person's signature.

.04 **Filing of Amendments Involving Administrative Information.** For purposes of paragraph (c)(4) of the Rule, administrative data includes such items as the addition of state or self-regulatory organization registrations, exam scheduling, and updates to residential, business and personal history.

[Adopted: January 9, 2020 (SR-MIAX-2019-50)]

miax®

miaxoptions.com

EXHIBIT C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**

2. **Form of organization (e.g., association, corporation, partnership, etc.).**

3. **Name of state and statute citation under which organized. Date of incorporation in present form.**

4. **Brief description of nature and extent of affiliation.**

5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**

6. **A copy of the constitution.**

7. **A copy of the articles of incorporation or association including all amendments.**

8. **A copy of existing by-laws or corresponding rules or instruments.**

9. **The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.**

10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Response:

A. MIAMI INTERNATIONAL HOLDINGS, INC.

1. *Name*: Miami International Holdings, Inc.
   Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 1-101, et seq.), on November 14, 2007.

4. *Brief description of nature and extent of affiliation*: Miami International Securities Exchange, LLC is a wholly-owned subsidiary of Miami International Holdings, Inc. ("MIH").

5. *Brief description of business or functions*: Miami International Holdings, Inc. is a holding company which holds 100% of the equity of Miami International Securities Exchange, LLC, MIAX PEARL, LLC, Miami International Technologies, LLC, MIAX Global, LLC, MIAX Emerald, LLC, MIAX Futures, LLC, MIAX Products, LLC, The Bermuda Stock Exchange and M 402 Holdings, LLC, the sole member and owner of 100% of the equity and voting securities of Minneapolis Grain Exchange, LLC. MIAX Futures, LLC is the owner of 51% of the outstanding membership interests in ConvexityShares, LLC. Miami International Holdings, Inc. is the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Incorporation dated October 16, 2015 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated By-Laws dated June 27, 2015 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Miami International Holdings, Inc.

The following persons are the officers of Miami International Holdings, Inc.:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President and Chief Regulatory Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Mark G. Bagan	Executive Vice President – US Futures Strategy
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Information Security Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary

Name	Title
Joseph Bracco	Senior Vice President – Head of Sales
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Charles Blades	Vice President – Controller
Jonathan Dowd	Vice President – Business Strategy
Mitchell Garfinkel	Vice President – Finance
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Thomas Jarck	Vice President – Proprietary Product Development
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Matthew McFarland	Vice President – Derivative Products & Business Development
Kaitlin Meyer	Vice President – Marketing and Sales
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Vinay Rao	Vice President – Trading Systems Development
Siddharth Sahoo	Vice President – Trading Systems Development
Nicholas Scalabrino	Vice President – Head of Strategic and Business Planning and Functional Strategies for MIAX Pearl Equities
Christopher Solgan	Vice President – Senior Counsel
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Dimitriy Kotov	Assistant Vice President – Associate Counsel
Michael Slade	Assistant Vice President – Associate Counsel

The officers of Miami International Holdings, Inc. serve until their successors are appointed in accordance with the By-Laws of Miami International Holdings, Inc. Officers of Miami International Holdings, Inc. serve at the direction of the Board of Directors.

Directors of Miami International Holdings, Inc.

The following persons are the directors of Miami International Holdings, Inc.:

Name
Thomas P. Gallagher (Chairman)
Talal Jassim Al-Bahar
Abdulwahab Ahmad Al-Nakib
Sayer B. Al-Sayer
Michael P. Ameen

Albert M. Barro, Jr.
John Beckelman
Barry J. Belmont
Ricardo Blach
Christopher Brady
Khaled Magdy El-Marsafy
William W. Hopkins
Thomas J. Kelly, Jr.
Paul Kotos
Mark I. Massad
Jack G. Mondel
William J. O'Brien III
Robert D. Prunetti
Mark F. Raymond
Douglas M. Schafer, Jr.
Paul V. Stahlin
J. Gray Teekell
Jassem Hassan Zainal

Directors of Miami International Holdings, Inc. serve one year terms.

Audit Committee of Miami International Holdings, Inc.

The following persons are members of the Audit Committee of Miami International Holdings, Inc.:

Name
Paul V. Stahlin (Chairman)
Michael P. Ameen
Khaled Magdy El-Marsafy
Robert D. Prunetti

Compensation Committee of Miami International Holdings, Inc.

The following persons are members of the Compensation Committee of Miami International Holdings, Inc.:

Name
Talal Jassim Al-Bahar (Chairman)
Christopher D. Brady
Thomas J. Kelly
Mark F. Raymond
J. Gray Teekell

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

B. MIAX PEARL, LLC

1. *Name*: MIAX PEARL, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on February 11, 2016.

4. *Brief description of nature and extent of affiliation*: MIAX PEARL, LLC ("MIAX PEARL") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX PEARL is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX PEARL operates fully electronic options and equities trading platforms.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Certificate of Formation dated November 12, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated November 12, 2020 and Amended and Restated By-Laws dated February 11, 2021 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of MIAX PEARL, LLC</u>

The following persons are the officers of MIAX PEARL, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer

Name	Title
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer and Chief Information Security Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Joseph S. Bracco	Senior Vice President – Head of Sales
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Charles Blades	Vice President – Controller
Jonathan S. Dowd	Vice President – Business Strategy
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Rodney Hester	Vice President – Systems Infrastructure
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Thomas Jarck	Vice President – Proprietary Product Development
Matthew McFarland	Vice President – Derivative Products and Business Development
Kaitlin Meyer	Vice President – Marketing and Sales
Lawrence O’Leary	Vice President – Regulatory Oversight
James O’Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Vinay Rao	Vice President – Trading Systems Development
Siddharth Sahoo	Vice President – Trading Systems Development
Nicholas Scalabrino	Vice President – Head of Strategic and Business Planning and Functional Strategies for MIAX Pearl Equities
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Dimitriy Kotov	Assistant Vice President – Associate Counsel
Michael Slade	Assistant Vice President – Associate Counsel

The officers of MIAX PEARL, LLC serve until their successors are appointed in accordance with the By-Laws of MIAX PEARL, LLC. Officers of MIAX PEARL, LLC will serve at the direction of the Board of Directors.

<u>Directors of MIAX PEARL, LLC</u>

The following persons are the directors of MIAX PEARL, LLC:

Name
Thomas P. Gallagher
Talal Jassim Al-Bahar
Sean Barry
William T. Bergman
David Brown
Lindsay L. Burbage
Guy Dowman
Kurt M. Eckert
Leslie Florio
Michael Harrington
Lawrence E. Jaffe
Paul Jiganti
Paul Kenyon
John E. McCormac
Miguel Moratiel
William J. O'Brien IV
Robert D. Prunetti
John Rothstein
Cynthia Schwarzkopf
Joseph Sellitto
Steven Sosnick
Erik Swanson
Christopher L. Whittington
George Wolf

Committees of MIAX PEARL, LLC

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

Compensation Committee
Cynthia Schwarzkopf (Chair)
William T. Bergman
Robert D. Prunetti

Audit Committee
Robert D. Prunetti (Chair)
John E. McCormac
Cynthia Schwarzkopf

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Lawrence E. Jaffe

Appeals Committee
Lawrence E. Jaffe (Chair)
Kurt M. Eckert
Guy Dowman

Technology Committee
Leslie Florio (Chair)
Sean Barry
David Brown
Kurt Eckert
John E. McCormac

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

C. MIAX EMERALD, LLC

1. *Name*: MIAX Emerald, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on January 30, 2018.

4. *Brief description of nature and extent of affiliation*: MIAX Emerald, LLC ("MIAX Emerald") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Emerald is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX Emerald operates a fully electronic options trading platform.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated November 12, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated November 12, 2020 and Amended and Restated By-Laws dated November 12, 2020 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Emerald, LLC

The following persons are the officers of MIAX Emerald, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Senior Vice President – Business Systems Development

Name	Title
Harish Jayabalan	Senior Vice President – Chief Risk Officer and Chief Information Security Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Joseph S. Bracco	Senior Vice President – Head of Sales
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Charles Blades	Vice President – Controller
Jonathan S. Dowd	Vice President – Business Strategy
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Rodney Hester	Vice President – Systems Infrastructure
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Thomas Jarck	Vice President – Proprietary Product Development
Matthew McFarland	Vice President – Derivative Products and Business Development
Kaitlin Meyer	Vice President – Marketing and Sales
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Vinay Rao	Vice President – Trading Systems Development
Siddharth Sahoo	Vice President – Trading Systems Development
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Dimitriy Kotov	Assistant Vice President – Associate Counsel
Michael Slade	Assistant Vice President – Associate Counsel

The officers of MIAX Emerald, LLC serve until their successors are appointed in accordance with the By-Laws of MIAX Emerald, LLC. Officers of MIAX Emerald, LLC will serve at the direction of the Board of Directors.

Directors of MIAX Emerald, LLC

The following persons are the directors of MIAX Emerald, LLC:

Name
Thomas P. Gallagher
Lindsay L. Burbage
Marianne Deane
Kurt M. Eckert
David S. Fleming
Leslie Florio
Michael Golding
Kimberly M. Guadagno
Richard Herr
Paul Jiganti
Michael Juneman
Joseph M. Kyrillos Jr.
John E. McCormac
Robert D. Prunetti

Committees of MIAX Emerald, LLC

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

Audit Committee
Robert D. Prunetti (Chair)
Joseph M. Kyrillos Jr.
John E. McCormac

Compensation Committee
Robert D. Prunetti (Chair)
Marianne Deane
Joseph M. Kyrillos Jr.

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Kimberly M. Guadagno

Appeals Committee
Marianne Deane (Chair)
Kurt M. Eckert
Paul Jiganti

Technology Committee
Leslie Florio (Chair)
Marianne Deane
David S. Fleming
John E. McCormac

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

D. MIAMI INTERNATIONAL TECHNOLOGIES, LLC

1. *Name*: Miami International Technologies, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 12, 2010.

4. *Brief description of nature and extent of affiliation*: Miami International Technologies, LLC ("MIAX Technologies") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Technologies engages in the sale and licensing of trading and information technology to unrelated third parties.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated June 29, 2011 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated June 25, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Miami International Technologies, LLC

The following persons are the officers of Miami International Technologies, LLC:

Name	**Title**
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	President and Chief Information Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Randy Foster	Senior Vice President – Business Systems Development
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Harish Jayabalan	Senior Vice President – Chief Information Security Officer
Charles Blades	Vice President – Controller
Mitchell Garfinkel	Vice President – Finance
Rodney Hester	Vice President – Systems Infrastructure
James O'Neil	Vice President and Director of Physical Security and Safety
Tia Toms	Vice President – Administration

Directors of Miami International Technologies, LLC

The following persons are the directors of Miami International Technologies, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

E. MIAX FUTURES, LLC

1. *Name*: MIAX Futures, LLC
   Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on November 30, 2007.

4. *Brief description of nature and extent of affiliation*: MIAX Futures, LLC ("MIAX Futures") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Futures is the owner of 51% of the outstanding membership interests in ConvexityShares, LLC.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Certificate of Formation dated March 10, 2021 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated March 10, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of MIAX Futures, LLC</u>

The following persons are the officers of MIAX Futures, LLC:

Name	Title
Thomas P. Gallagher	Chairman
Joseph W. Ferraro III	President
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Randy Foster	Senior Vice President – Business Systems Development
Matthew Rotella	Senior Vice President – Chief Technology Officer
Thomas Jarck	Vice President – Proprietary Product Development
Matthew McFarland	Vice President – Derivative Products and Business Development

Directors of MIAX Futures, LLC

The following persons are the directors of MIAX Futures, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

F. THE BERMUDA STOCK EXCHANGE

1. *Name*: The Bermuda Stock Exchange
Address: 110 Pitts Bay Road, 4th Floor, Pembroke, Bermuda HM 08

2. *Form of organization*: A body corporate incorporated pursuant to The Bermuda Stock Exchange Act 1992.

3. *Name of state, statute under which organized and date of incorporation*: Bermuda, The Bermuda Stock Exchange Company Act 1992, on March 10, 1993.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 100% of the outstanding shares of The Bermuda Stock Exchange ("BSX").

5. *Brief description of business or functions*: Stock Exchange located in Pembroke, Bermuda.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Memorandum of Association dated March 10, 1993, is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Bye-Laws dated July 21, 2003, are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of The Bermuda Stock Exchange

The following persons are the officers of The Bermuda Stock Exchange:

Name	Title
Gregory A. Wojciechowski	President & Chief Executive Officer
Gregory A. Wojciechowski	Secretary
James McKirdy	Chief Compliance Officer

Name	Title
Jacintha Pogson-Hughes	Chief Administration Officer

Council (Directors) of The Bermuda Stock Exchange

The following persons are the council of The Bermuda Stock Exchange:

Council
Thomas P. Gallagher (Chairman)
David Brown (Deputy Chairman)
Jeff Conyers
Caroline Kennedy
Mark Massad
Michael Neff
Eric Sites
Murray Stahl
John Wight
Gregory A. Wojciechowski

Committees of The Bermuda Stock Exchange

Business Development Committee
Eric Sites
Jeff Conyers
Michael Neff
Gregory A. Wojciechowski

Compensation Committee
Thomas P. Gallagher
David Brown
Jeff Conyers
Michael Neff

Executive Management Committee
Thomas P. Gallagher
David Brown
Jeff Conyers
Michael Neff

Listing Committee
Dudley Cottingham
Sharon Beesley
Miguel DaPonte
Susan Monkman
Marco Montarsolo
Gregory A. Wojciechowski

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

G. M 402 HOLDINGS, LLC

1. *Name*: M 402 Holdings, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 27, 2020.

4. *Brief description of nature and extent of affiliation*: M 402 Holdings, LLC ("M 402") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner. Minneapolis Grain Exchange, LLC ("MGEX") is a wholly-owned subsidiary of M 402.

5. *Brief description of business or functions*: M 402 is a holding company for the equity and voting securities of MGEX.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated July 27, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated July 30, 2020 and By-Laws dated July 30, 2020 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of M 402 Holdings, LLC

The following persons are the officers of M 402 Holdings, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer

Name	Title
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

Directors of M 402 Holdings, LLC

The following persons are the directors of M 402 Holdings, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

H. MINNEAPOLIS GRAIN EXCHANGE, LLC

1. *Name*: Minneapolis Grain Exchange, LLC
Address: 400 S 4th St, Minneapolis, MN 55415

2. *Form of organization*: Limited Liability Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on December 4, 2020.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of M 402 Holdings, LLC, which in turn is the sole member and owner of 100% of the equity and voting securities of Minneapolis Grain Exchange, LLC ("MGEX").

5. *Brief description of business or functions*: MGEX is a designated contract market and derivatives clearing organization that operates under the regulatory oversight of the Commodity Futures Trading Commission pursuant to Section 5 of the Commodity Exchange Act 7 U.S.C. §7. MGEX is also registered as a national securities exchange under Section 6(g) of Securities Exchange Act.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated December 4, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated December 4, 2020 and Bylaws dated December 4, 2020 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Minneapolis Grain Exchange, LLC

The following persons are the officers of Minneapolis Grain Exchange, LLC:

Name	Title
Mark G. Bagan	President & Chief Executive Officer
Layne G. Carlson	Treasurer, Secretary, Chief Compliance Officer & Chief Regulatory Officer
James D. Facente, Jr.	Director & Chief Risk Officer – Clearing & IT

Directors of Minneapolis Grain Exchange, LLC

The following persons are the directors of Minneapolis Grain Exchange, LLC:

Name
Thomas P. Gallagher, Chair
De'Ana H. Dow
Michael V. Dunn
Steve Fanady
Bradley Griffith
Christopher T. Matzdorf
Kerry L. Melius
Murray Stahl

Standing Committees of Minneapolis Grain Exchange, LLC

Executive Committee
Thomas P. Gallagher, Chairperson
Kerry L. Melius, First Vice Chairperson
Steve Fanady, Second Vice Chairperson
Bradley Griffith
Murray Stahl
Mark G. Bagan*

Audit Committee
Thomas P. Gallagher, Chairperson
Mark G. Bagan
De'Ana H. Dow
Michael V. Dunn
Bradley Griffith

Nominations Committee
Bradley Griffith, Chairperson
De'Ana H. Dow
Michael V. Dunn
Thomas P. Gallagher
Christopher T. Matzdorf
Mark G. Bagan*

Regulatory Oversight Committee
Steve Fanady, Chairperson
De'Ana H. Dow
Michael V. Dunn
Thomas P. Gallagher*
Mark G. Bagan*

Risk Management Committee
Bradley Griffith, Chairperson
De'Ana H. Dow
Steve Fanady
Thomas P. Gallagher*
Mark G. Bagan*

* Ex officio committee member

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

I. MIAX GLOBAL, LLC

1. *Name*: MIAX Global, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 30, 2015.

4. *Brief description of nature and extent of affiliation*: MIAX Global, LLC ("MIAX Global") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Global focuses on the company's trading, technology and other projects primarily based outside the United States.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated June 25, 2021 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated June 25, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Global, LLC

The following persons are the officers of MIAX Global, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Lance Emmons	Executive Vice President and Chief Financial Officer
Gregory A. Wojciechowski	President

Directors of MIAX Global, LLC

The following persons are the directors of MIAX Global, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

J. MIAX PRODUCTS, LLC

1. *Name*: MIAX Products, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, 805 ILCS 180, on January 25, 2019.

4. *Brief description of nature and extent of affiliation*: MIAX Products, LLC ("MIAX Products") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Development of financial products.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Articles of Organization dated October 5, 2021 are attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated October 5, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Products, LLC

The following persons are the officers of MIAX Products, LLC:

Name	**Title**
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President

Directors of MIAX Products, LLC

The following persons are the directors of MIAX Products, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

K. BSD NOMINEE LIMITED

1. *Name*: BSD Nominee Limited
Address: 110 Pitts Bay Road, 4th Floor, Pembroke, Bermuda HM 08

2. *Form of organization*: A body corporate incorporated pursuant to Bermuda, The Companies Act 1981.

3. *Name of state, statute under which organized and date of incorporation*: Organized in Bermuda under The Companies Act 1981 on October 24, 2001. Registered in Bermuda under Section 14 of The Companies Act 1981 on November 1, 2001.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 100% of the outstanding shares of The Bermuda Stock Exchange ("BSX"). BSX is the owner of 100% of the outstanding shares of BSD Nominee Limited.

5. *Brief description of business or functions*: To be the legal owner of shares held for the benefit of account holders of the Bermuda Securities Depository of BSX and to provide nominee services in relation to such shares.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Memorandum of Association dated October 24, 2001, and related documents is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: Not applicable.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Council (Directors) of BSD Nominee Limited

The following persons are the council of BSD Nominee Limited:

Council
Gregory A. Wojciechowski
James McKirdy

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

L. CONVEXITYSHARES, LLC

1. *Name*: ConvexityShares, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, NJ 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on December 3, 2020.

4. *Brief description of nature and extent of affiliation*: MIAX Futures, LLC, which is wholly-owned by Miami International Holdings, Inc., the applicant's 100% owner, is the owner of 51% of the outstanding membership interests of ConvexityShares, LLC.

5. *Brief description of business or functions*: Sponsor of certain exchange-traded products. ConvexityShares, LLC is a registered Commodity Pool Operator (CPO) and Commodity Trading Advisor (CTA) with the National Futures Association (NFA).

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated December 3, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Operating Agreement dated February 5, 2021 and First Amendment to Limited Liability Company Operating Agreement dated March 10, 2021 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Managers of ConvexityShares, LLC

The following are the managers of ConvexityShares, LLC:

Name
MIAX Futures, LLC
T3i US Holdings Inc.

Officers of ConvexityShares, LLC

The following persons are the officers of ConvexityShares, LLC:

Name	Title
John Zhu	Chief Executive Officer & Chief Compliance Officer
Simon Ho	President
Melinda Ho	Treasurer, Chief Financial Officer & Secretary
Charles Blades	Controller

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF MIAMI INTERNATIONAL HOLDINGS, INC.

MIAMI INTERNATIONAL HOLDINGS, INC., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), in accordance with the provisions of Section 245 of the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on November 14, 2007.

2. An Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on January 22, 2008.

3. An Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on May 15, 2008.

4. A Certificate of Designation for the Series B Preferred Stock of the Corporation was filed with the Secretary of State of the State of Delaware on May 30, 2008.

5. A Certificate of Designation for the Series A Preferred Stock of the Corporation was filed with the Secretary of State of the State of Delaware on June 4, 2008.

6. A Certificate of Increase of Shares Designated as Series B Preferred Stock of the Corporation was filed with the Secretary of State of the State of Delaware on November 1, 2010.

7. A Certificate of Elimination for the Series A Preferred Stock of the Corporation was filed with the Secretary of State of the State of Delaware on November 1, 2010.

8. A Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on November 9, 2010.

9. An Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on August 31, 2012.

10. This Amended and Restated Certificate of Incorporation of the Corporation amends and restates the Restated Certificate of Incorporation of the Corporation as set forth in Exhibit A attached hereto. This Amended and Restated Certificate of Incorporation of the Corporation was duly adopted in accordance with Section 242 and 245 of the General Corporation Law of the State of Delaware.

11. The text of this Amended and Restated Certificate of Incorporation of the Corporation is set forth in Exhibit A attached hereto and made a part hereof.

IN WITNESS WHEREOF, Miami International Holdings, Inc. has caused this Amended and Restated Certificate of Incorporation to be executed by its duly authorized officer on this 15th day of October, 2015.

MIAMI INTERNATIONAL HOLDINGS, INC.

By: *[signature]*
Barbara J. Comly
EVP, General Counsel and Corporate Secretary

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF MIAMI INTERNATIONAL HOLDINGS, INC.

FIRST: The name of the Corporation is Miami International Holdings, Inc. (hereinafter the "Corporation").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at that address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code (the "GCL").

FOURTH: A. The total number of shares of stock which the Corporation shall have authority to issue is 625,000,000 shares which are to be divided as follows:

(i) 400,000,000 shares of voting common stock, par value $.001 per share designated as “Common Stock”;

(ii) 200,000,000 shares of nonvoting common stock, par value $.001 per share designated as “Nonvoting Common Stock”; and

(iii) 25,000,000 shares of preferred stock, par value $.001 per share designated as “Preferred Stock”.

Except as set forth in this Article Fourth, the Common Stock and the Nonvoting Common Stock (together herein, the “Common Shares”) shall have the same rights and privileges and shall rank equally, share ratably and be identical in all respects as to all corporate matters.

(a) **Voting**. Except as may be provided in this Amended and Restated Certificate of Incorporation or as required by law, the Common Stock shall have voting rights in the election of directors and on all other matters presented to stockholders, with each holder of Common Stock being entitled to one vote for each share of Common Stock held of record by such holder on such matters. The Nonvoting Common Stock shall have no voting rights other than such rights as may be required by the first sentence of Section 242(b)(2) of the GCL or any similar provision hereafter enacted; provided, that an amendment of this Amended and Restated Certificate of Incorporation to increase or decrease the number of authorized shares of Nonvoting Common Stock (but not below the number of shares thereof then outstanding) may be adopted by resolution adopted by the Board of Directors of the Corporation and approved by the affirmative vote of the holders of a majority of the voting power of all outstanding shares of Common Stock of the Corporation and all other outstanding shares of stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the GCL or any similar provision hereafter enacted, with such outstanding shares of Common Stock and other

stock considered for this purpose as a single class, and no vote of the holders of any shares of Nonvoting Common Stock, voting separately as a class, shall be required therefor.

(b) **Dividends**. Subject to the rights of the holders of any series of Preferred Stock, holders of Common Stock and holders of Nonvoting Common Stock shall be entitled to receive such dividends and distributions (whether payable in cash or otherwise) as may be declared on the Common Shares by the Board of Directors of the Corporation from time to time out of assets or funds of the Corporation legally available therefore; provided, that the Board of Directors of the Corporation shall declare no dividend, and no dividend shall be paid, with respect to any outstanding share of Common Stock or Nonvoting Common Stock, whether in cash or otherwise (including any dividend in shares of Common Stock on or with respect to shares of Common Stock or any dividend in shares of Nonvoting Common Stock on or with respect to shares of Nonvoting Common Stock (collectively, "Stock Dividends")), unless, simultaneously, the same dividend is declared or paid with respect to each share of Common Stock and Nonvoting Common Stock. The declaration of Stock Dividends shall be subject to the provisions set forth in Article Ninth below and if the Corporation declares any Stock Dividends and such declaration would violate the provisions of Article Ninth with respect to any stockholder, then the Corporation shall only issue to such stockholder a certificate or certificates for the maximum amount of Stock Dividends that may be issued that would not violate the provisions of Article Ninth. The Corporation shall issue any Stock Dividends in full to any stockholder where such declaration would not violate the provisions of Article Ninth. If a Stock Dividend is declared or paid with respect to one class, then a Stock Dividend shall likewise be declared or paid with respect to the other class and shall consist of shares of such other class in a number that bears the same relationship to the total number of shares of such other class, issued and outstanding immediately prior to the payment of such dividend, as the number of shares comprising the Stock Dividend with respect to the first-referenced class bears to the total number of shares of such first-referenced class, issued and outstanding immediately prior to the payment of such dividend. Stock Dividends with respect to Common Stock may be paid only with shares of Common Stock. Stock Dividends with respect to Nonvoting Common Stock may be paid only with shares of Nonvoting Common Stock. Notwithstanding the foregoing, in the case of any dividend in the form of capital stock of a subsidiary of the Corporation, the capital stock of the subsidiary distributed to holders of Common Stock shall be identical to the capital stock of the subsidiary distributed to holders of Nonvoting Common Stock, except that the capital stock distributed to holders of Common Stock may have full or any other voting rights and the capital stock distributed to holders of Nonvoting Common Stock shall be non-voting to the same extent as the Nonvoting Common Stock is non-voting.

(c) **Subdivisions, Combinations and Mergers**. If the Corporation shall in any manner split, subdivide or combine the outstanding shares of Common Stock or the outstanding shares of Nonvoting Common Stock, the outstanding shares of the other such class of the Common Shares shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share. In the event of any merger, statutory share exchange, consolidation or similar form of corporate transaction involving the Corporation (whether or not the Corporation is the surviving entity), the holders of Common Stock and the holders of Nonvoting Common Stock shall be entitled to receive the same per share consideration, if any, except that any securities received by holders of Common Stock in consideration of such stock may have full or any other voting rights and any securities received

by holders of Nonvoting Common Stock in consideration of such stock shall be non-voting to the same extent as the Nonvoting Common Stock is non-voting.

(d) **Rights on Liquidation**. Subject to the rights of the holders of any series of Preferred Stock, in the event of any liquidation, dissolution or winding-up of the Corporation (whether voluntary or involuntary), the assets of the Corporation available for distribution to stockholders shall be distributed in equal amounts per share to the holders of Common Stock and the holders of Nonvoting Common Stock, as if such classes constituted a single class. For purposes of this subsection (d), a merger, statutory share exchange, consolidation or similar corporate transaction involving the Corporation (whether or not the Corporation is the surviving entity), or the sale, transfer or lease by the Corporation of all or substantially all its assets, shall not constitute or be deemed a liquidation, dissolution or winding-up of the Corporation.

(e) **Conversion of Nonvoting Common Stock**.

(i) **Optional Conversion**. Subject to the provisions set forth in Article Ninth below, each one share of the Nonvoting Common Stock will be convertible at the option of the holder thereof into one fully paid and non-assessable share of Common Stock, subject to adjustment as provided in this Article Fourth. If any stockholder purports to convert any shares of Nonvoting Common Stock that would violate the provisions of Article Ninth, then the Corporation shall only issue to such stockholder a certificate or certificates for the maximum number of shares of Common Stock that may be issued that would not violate the provisions of Article Ninth.

(ii) **Mechanics of Optional Conversion**. The holder of any certificate for Nonvoting Common Stock shall be entitled to request conversion of all or part of its Nonvoting Common Stock at any time by delivering a written notice to the attention of the Secretary or Treasurer of the Corporation at the Corporation's principal place of business of its desire to convert its Nonvoting Common Stock and receive a replacement certificate or certificates therefor, specifying the number of shares of Nonvoting Common Stock to be so converted and the holder's calculation of the Nonvoting Conversion Rate. In the event of any disagreement between the Corporation and the holder as to the correct Nonvoting Conversion Rate, the Nonvoting Conversion Rate will be finally determined by an investment banking or brokerage firm with no material prior or current relationship with the Corporation or any of its subsidiaries selected by the Board in good faith, the fees and expenses of which will be paid by the Corporation. The Corporation will, promptly upon receipt of all certificates representing Nonvoting Common Stock of such holder that are to be converted, issue a certificate or certificates registering the appropriate number of shares of Common Stock to such holder. Upon optional conversion as set forth in Subsection (e)(i), the shares of Nonvoting Common Stock so converted shall be eliminated, and thereafter such shares of Nonvoting Common Stock shall become and be known as shares of "Common Stock" without further action on the part of the holder thereof. "Nonvoting Conversion Rate" means the number of shares of Common Stock into which each share of Nonvoting Common Stock may be converted.

(iii) **Reservation of Stock Issuable Upon Conversion**. The Corporation will at all times reserve and keep available out of its authorized but unissued shares of

Common Stock solely for the purpose of effecting the conversion of the shares of the Nonvoting Common Stock, such number of its shares of Common Stock as will from time to time be sufficient to effect the conversion of all then-outstanding shares of the Nonvoting Common Stock; and if at any time the number of authorized but unissued shares of Common Stock will not be sufficient to effect the conversion of all then-outstanding shares of the Nonvoting Common Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as will be sufficient for such purpose.

B. The Board of Directors of the Corporation is authorized, subject to limitations prescribed by law and the provisions of this Article Fourth, to provide for the issuance from time to time in one or more series of any number of the shares of Preferred Stock, and, by filing a certificate pursuant to the GCL, to establish the number of shares to be included in each such series, and to fix the designation, relative rights, preferences, qualifications and limitations of the shares of each such series.

The authority of the Board of Directors with respect to each such series shall include, but not be limited to, determination of the following:

(a) The number of shares constituting that series and distinctive designation of that series;

(b) The dividend rate on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and whether they shall be payable in preference to, or in another relation to, the dividends payable on any other class or classes or series of stock;

(c) Whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

(d) Whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

(e) Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the manner of selecting shares for redemption if less than all shares are to be redeemed, the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

(f) Whether that series shall be entitled to the benefit of a sinking fund to be applied to the purchase or redemption of shares of that series, and, if so, the terms and amounts of such sinking fund;

(g) The rights of the shares of that series in the event of a voluntary or involuntary liquidation, dissolution or winding up of the Corporation and whether such rights

shall be in preference to, or in another relation to, the comparable rights of any other class or classes or series of stock; and

(h) Any other relative rights, preferences and limitations of that series.

Dividends on outstanding shares of Preferred Stock shall be paid or declared and set apart for payment before any dividends shall be paid or declared and set apart for payment on the shares of Common Stock or Nonvoting Common Stock with respect to the same dividend period.

If upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the assets available for distribution to holders of shares of Preferred Stock of all series shall be insufficient to pay such holders the full preferential amount to which they are entitled, then such assets shall be distributed ratably among the shares of all series of Preferred Stock in accordance with the respective preferential amounts (including unpaid cumulative dividends, if any) payable with respect thereto.

C. The first series of Preferred Stock designated as "Series A Preferred Stock" was eliminated by the filing of a Certificate of Elimination with respect to the Series A Preferred Stock with the Secretary of State of the State of Delaware on November 1, 2010.

D. The second series of Preferred Stock was designated as "Series B Preferred Stock" by the filing of a Certificate of Designation with respect to the Series B Preferred Stock with the Secretary of State of the State of Delaware on May 30, 2008. The number of shares designated was increased by the filing of a Certificate of Increase with respect to the Series B Preferred Stock with the Secretary of State of the State of Delaware on November 1, 2010. The designation, number of shares designated and the powers, preferences and relative participating, optional and other special rights and the qualifications, limitations and restrictions thereof are as follows:

SERIES B PREFERRED STOCK

1. **Certain Defined Terms, etc**. In addition to the terms defined elsewhere herein, certain capitalized terms used in this Article Fourth Section D have the meanings given to them in Article Fourth, Section D, Section 10. References in this Article Fourth Section D to Sections are, unless otherwise stated, references to Sections herein.

2. **Designation**. Of the 25,000,000 shares of Preferred Stock, par value $.001 per share, that the Corporation is authorized to issue, there are hereby designated Ten Million (10,000,000) as "Series B Preferred Stock" having the powers, preferences and relative participating, optional and other special rights and the qualifications, limitations and restrictions set forth in this Article Fourth Section D (the "Series B Preferred").

3. **Dividends and Distributions**. The Series B Preferred shall be entitled to receive dividends and distributions, at the same time and in the same manner as the Common Stock, and in an amount per share equal to the amount per share that the shares of Common Stock into which such Series B Preferred are convertible would have been

entitled to receive if such Series B Preferred had been so converted into Common Stock as of the record date established for determining holders entitled to dividends, or if no such record date is established, as of the time of declaration of any such dividend or distribution.

4. **Voting Rights**. (a) The Series B Preferred will have the right to vote or consent in writing as set forth in this Section 4.

(b) As long as any shares of Series B Preferred are outstanding, the affirmative vote or consent of the holders of two-thirds of the then-outstanding shares of Series B Preferred, voting as a separate class, will be required in order for the Corporation to:

(i) amend, alter or repeal, whether by merger, consolidation or otherwise, the terms of this Article Fourth Section D or any other provision of the Charter or Bylaws of the Corporation (the "Bylaws"), in any way that adversely affects any of the powers, designations, preferences and relative, participating, optional and other special rights of the Series B Preferred, and the qualifications, limitations or restrictions thereof;

(ii) subdivide or otherwise change shares of Series B Preferred into a different number of shares whether in a merger, consolidation, combination, recapitalization, reorganization or otherwise (whether or not any provision of Section 6 is applicable to such transaction); or

(iii) issue any shares of Series B Preferred other than in accordance with this Article Fourth Section D.

(c) The Series B Preferred shall have no right to vote or consent on any matters submitted to a vote of the Common Stock, except as otherwise provided by the GCL.

(d) Notwithstanding any other provision of the Charter or Bylaws, the holders of a majority, or greater number if so required by the Charter or the GCL, of the then-outstanding Series B Preferred may consent in writing to any matter for which a class vote is contemplated, which written consent when so executed by the holders of a majority, or such greater number required, of the then-outstanding Series B Preferred will be deemed, subject to applicable Delaware law, to satisfy the applicable voting requirements.

5. **Reacquired Shares**. Any shares of Series B Preferred that are converted, purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. None of such shares of Series B Preferred shall be reissued by the Corporation.

6. **Liquidation, Dissolution or Winding Up**. Upon any liquidation, dissolution or winding up of the Corporation, the holders of shares of Series B Preferred shall be entitled to receive the same distribution paid to the holders of Common Stock, on

an as-converted basis. Neither a consolidation or merger of the Corporation with another corporation or other legal entity, nor a sale or transfer of all or part of the Corporation's assets for cash, securities or other property will be considered a liquidation, dissolution or winding up of the Corporation for purposes of this Section 6.

7. **Conversion**. (a) **Optional Conversion**. Subject to the provisions set forth in Article Ninth, each one share of the Series B Preferred will be convertible at the option of the holder thereof into one fully paid and non-assessable share of Common Stock, subject to adjustment as described below, upon a Fundamental Transaction. If any stockholder purports to convert any shares of Series B Preferred that would violate the provisions of Article Ninth, then the Corporation shall only issue to such stockholder a certificate or certificates for the maximum number of shares of Common Stock that may be issued that would not violate the provisions of Article Ninth. A "Fundamental Transaction" shall mean a Public Company Event, a merger or consolidation of the Corporation with or into another corporation or other legal entity, or the sale of all or substantially all of the Corporation's properties and assets to any other Person which is effected so that holders of Common Stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Common Stock. For purposes of this Article Fourth Section D, "A Public Company Event" means an initial firm commitment underwritten offering to the public of the Company's Common Stock pursuant to a registration statement under the Securities Act of 1933, as amended or the registration of the Company's Common Stock under the Securities Exchange Act of 1934, as amended (the "Act").

(b) **Mechanics of Optional Conversion**. The holder of any certificate for Series B Preferred shall be entitled to request conversion of all or part of its Series B Preferred at any time as provided in Section 7(a), by delivering a written notice to the attention of the Secretary or Treasurer of the Corporation at the Corporation's principal place of business of its desire to convert its Series B Preferred and receive a replacement certificate or certificates therefor, specifying the number of shares of Series B Preferred to be so converted and the holder's calculation of the Conversion Rate. In the event of any disagreement between the Corporation and the holder as to the correct Conversion Rate, the Conversion Rate will be finally determined by an investment banking or brokerage firm with no material prior or current relationship with the Corporation or any of its subsidiaries selected by the Board in good faith, the fees and expenses of which will be paid by the Corporation. The Corporation will, promptly upon receipt of all certificates representing Series B Preferred of such holder that are to be converted, issue a certificate or certificates registering the appropriate number of shares of Common Stock to such holder. Upon optional conversion as set forth in Section 7 (a), the shares of Series B Preferred so converted shall be eliminated, and thereafter such shares of Series B Preferred shall become and be known as shares of "Common Stock" without further action on the part of the holder thereof.

(c) **Adjustment for Subdivisions or Combinations of Common Stock**. In the event that the Corporation at any time or from time to time after the issuance of the Series B Preferred effects a subdivision, dividend payable in shares of capital stock, combination or other similar transaction of its outstanding Common Stock

into a greater or lesser number of shares, then and in each such event the Conversion Rate will be increased or decreased proportionately.

(d) **Reorganization, Merger, Consolidation or Sale of Assets**. If at any time or from time to time there shall be a capital reorganization of the Common Stock (other than a subdivision, combination, or dividend payable in shares provided for elsewhere in this Section 7) or a merger or consolidation of the Corporation with or into another corporation or other legal entity, or the sale of all or substantially all of the Corporation's properties and assets to any other Person which is effected so that holders of Common Stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Common Stock, then as a part of such capital reorganization, merger, consolidation or sale, proper provision will be made so that each holder of Series B Preferred will thereafter be entitled to receive upon conversion of the Series B Preferred the same number of shares of stock, securities or assets of the Corporation, or of the successor corporation or other legal entity resulting from such merger or consolidation or sale, which such holder would have been entitled to receive on such capital reorganization, merger, consolidation or sale if such holder's Series B Preferred had been converted into Common Stock immediately prior to the record date established for determining holders entitled to such distribution, or if no such record date is established, as of the time of such transaction. In any such case, appropriate adjustment will be made in the application of the provisions of this Section 7(d) with respect to the rights of the holders of the Series B Preferred after the reorganization, merger, consolidation or sale to the end that the provisions of this Section 7(d) (including adjustment of the Conversion Rate then in effect) will be applicable after that event as nearly equivalent as may be practicable. This provision will apply to successive capital reorganizations, mergers, consolidations or sales.

(e) **No Adjustment**. No adjustment to the Conversion Rate will be made if such adjustment would result in a change in the Conversion Rate of less than 0.001%. Any adjustment of less than 0.001% which is not made will be carried forward and will be made at the time of and together with any subsequent adjustment which, on a cumulative basis, amounts to an adjustment of 0.001% or more in the Conversion Rate.

(f) **Certificate as to Adjustments**. Upon the occurrence of each adjustment or readjustment of the Conversion Rate pursuant to this Section 7, the Corporation at its expense will promptly compute such adjustment or readjustment in accordance with the terms hereof and cause independent public accountants selected by the Corporation to verify such computation and prepare and furnish to each holder of Series B Preferred a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation will, upon the written request at any time of any holder of Series B Preferred, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Rate at that time in effect, and (iii) the amount, if any, of other property which at that time would be received upon the conversion of Series B Preferred.

(g) **<u>Reservation of Stock Issuable Upon Conversion</u>**. The Corporation will at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Series B Preferred, such number of its shares of Common Stock as will from time to time be sufficient to effect the conversion of all then-outstanding shares of the Series B Preferred; and if at any time the number of authorized but unissued shares of Common Stock will not be sufficient to effect the conversion of all then-outstanding shares of the Series B Preferred, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as will be sufficient for such purpose.

8. **<u>Rank</u>**. The Series B Preferred will rank on a parity with the Common Stock as to any distributions or upon liquidation, dissolution or winding up.

9. **<u>Notice to Holders</u>**. Any notice given by the Corporation to holders of record of Series B Preferred will be effective if addressed to such holders at their last addresses as shown on the stock books of the Corporation and deposited in the U.S. mail, sent first-class, and will be conclusively presumed to have been duly given, whether or not the holder of the Series B Preferred receives such notice.

10. **<u>Certain Defined Terms</u>**. In addition to the terms defined elsewhere in this Article Fourth Section D, the following terms will have the following meanings when used herein with initial capital letters:

"Conversion Rate" means the number of shares of Common Stock into which each share of Series B Preferred may be converted; and

"Person" means any individual, firm, corporation or other entity and includes any successor (whether by merger or otherwise) of such entity.

<u>FIFTH</u>: The Corporation is to have perpetual existence.

<u>SIXTH</u>: The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

(a) The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

(b) The directors shall have concurrent power with the stockholders to make, alter, amend, change, add to or repeal the By-Laws of the Corporation.

(c) The number of directors of the Corporation shall be as from time to time fixed by, or in the manner provided in, the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws so provide.

(d) No director shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability

(i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the GCL or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Article Sixth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

(e) In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the GCL, this Amended and Restated Certificate of Incorporation, and any By-Laws adopted by the stockholders; provided, however, that no By-Laws hereafter adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such By-Laws had not been adopted.

SEVENTH: Meetings of stockholders may be held within or without the State of Delaware, as the By-Laws may provide. The books of the Corporation may be kept (subject to any provision contained in the GCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the Corporation.

EIGHTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation. For so long as this Corporation shall control, directly or indirectly, one or more national securities exchange (each, a “Controlled National Securities Exchange”), including but not limited to Miami International Securities Exchange, LLC, or facility thereof, before any amendment to or repeal of any provision of this Amended and Restated Certificate of Incorporation shall be effective, those changes shall be submitted to the Board of Directors of each Controlled National Securities Exchange and if the same must be filed with or filed with and approved by the United States Securities and Exchange Commission (the “Commission”) before the changes may be effective, under Section 19 of the Act and the rules promulgated under that Act by the Commission or otherwise, then the proposed changes to the Amended and Restated Certificate of Incorporation of this Corporation shall not be effective until filed with or filed with and approved by the Commission, as the case may be.

NINTH: In addition to any limitations on the transfer of shares of the Corporation’s capital stock set forth in the By-Laws of the Corporation, the following shall apply to the fullest extent permitted by law for so long as this Corporation shall control, directly or indirectly, a Controlled National Securities Exchange, except as provided in clause (b)(ii) below:

(a) **Definitions**. As used in this Article Ninth:

(i) The term "Person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government;

(ii) The term “Related Persons” shall mean with respect to any Person: (A) any “affiliate” of such Person (as such term is defined in Rule 12b-2 under the Act); (B) any other Person with which such first Person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the capital stock of the Corporation; (C) in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Act) or director of such Person and, in the case of a Person that is a partnership or limited liability company, any general partner, managing member or manager of such Person, as applicable; (D) in the case of any Person that is a registered broker or dealer that has been admitted to membership in a Controlled National Securities Exchange (an "Exchange Member"), any Person that is associated with the Exchange Member (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Act); (E) in the case of a Person that is a natural person and Exchange Member, any broker or dealer that is also an Exchange Member with which such Person is associated; (F) in the case of a Person that is a natural person, any relative or spouse of such Person, or any relative of such spouse who has the same home as such Person or who is a director or officer of the Corporation or any of its parents or subsidiaries; (G) in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Act) or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (H) in the case of a Person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable; and

(iii) The term "beneficially owned", “own beneficially” or any derivative thereof shall have the meaning set forth in Rule 13d-3 under the Act.

(b) **Limitations.**

(i) For so long as the Corporation shall control, directly or indirectly, a Controlled National Securities Exchange, except as provided in clauses (ii) (A) and (ii) (B) below:

(A) No Person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than forty percent (40%) of any class of capital stock of the Corporation;

(B) No Exchange Member, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than twenty percent (20%) of any class of capital stock of the Corporation; and

(C) No Person, either alone or together with its Related Persons, at any time may, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement, vote or cause the voting of shares of the capital stock of the Corporation or give any consent or proxy with respect to shares representing more than twenty percent (20%) of the voting power of the then issued and outstanding capital stock of the Corporation, nor may any Person, either alone or together with its Related Persons, enter into any agreement, plan or other arrangement with any other Person, either alone or together with its Related Persons, under circumstances that would result in the shares of capital stock of the Corporation that are subject to such agreement, plan or other arrangement not being voted on any matter or matters or any proxy relating thereto being withheld, where the effect of such agreement, plan or other arrangement would be to enable any Person, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of shares of the capital stock of the Corporation which would represent more than twenty percent (20%) of said voting power.

(ii) Subject to clauses (iii) and (iv) below:

(A) The limitations in clause (i)(A) and (i)(C) above shall not apply in the case of any class of stock that does not have the right by its terms to vote in the election of members of the Board of Directors of the Corporation or on other matters that may require the approval of the holders of voting shares of the Corporation (other than matters affecting the rights, preferences or privileges of said class of stock); and

(B) The limitations in clauses (i)(A) and (i)(C) (except with respect to Exchange Members and their Related Persons) may be waived by the Board of Directors of the Corporation pursuant to a resolution duly adopted by the Board of Directors, if, in connection with the taking of such action, the Board of Directors adopts a resolution stating that it is the determination of such Board that such action will not impair the ability of the Controlled National

Securities Exchange to carry out its functions and responsibilities as an "exchange" under the Act, and the rules and regulations promulgated thereunder; that it is otherwise in the best interests of the Corporation, its stockholders and the Controlled National Securities Exchange and that it will not impair the ability of the Commission to enforce the Act and the rules and regulations promulgated thereunder, and such resolution shall not be effective until it is filed with and approved by the Commission. In making the determinations referred to in the immediately preceding sentence, the Board of Directors may impose on the Person in question and its Related Persons such conditions and restrictions as it may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Act and the rules and regulations promulgated thereunder, and the governance of the Controlled National Securities Exchange.

(iii) Notwithstanding clauses (ii)(A) and (ii)(B) above, in any case where a Person, either alone or together with its Related Persons, would own or vote more than any of the above percentage limitations upon consummation of any proposed sale, assignment or transfer of the Corporation's capital stock, such sale, assignment or transfer shall not become effective until the Board of Directors of the Corporation shall have determined, by resolution, that such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Act).

(iv) Notwithstanding clauses (ii)(A) and (ii)(B) above, and without giving effect to the same, any Person that either alone or together with its Related Persons proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than forty percent (40%) of the outstanding shares of any class of capital stock of the Corporation, or to exercise voting rights, or grant any proxies or consents with respect to shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the voting power of the then issued and outstanding shares of capital stock of the Corporation, shall have delivered to the Board of Directors of the Corporation a notice in writing, not less than forty-five (45) days (or any shorter period to which said Board shall expressly consent) before the proposed ownership of such shares, or the proposed exercise of said voting rights or the granting of said proxies or consents, of its intention to do so.

(c) **Required Notices.**

(i) Any Person that, either alone or together with its Related Persons, owns, directly or indirectly (whether by acquisition or by a change in the number of shares outstanding), of record or beneficially five percent (5%) or more of the then outstanding shares of capital stock of the Corporation (excluding shares of any class of stock that does not have the right by its terms to vote generally in the election of members of the Board of Directors of the Corporation) shall, immediately upon acquiring knowledge of its ownership of five percent (5%) or more of the then outstanding shares of such stock, give the Board of Directors written notice of such ownership, which notice shall state: (A) such Person's full legal name; (B) such Person's title or status and the date on which such title or status was acquired; (C) such Person's (and its Related Person’s) approximate ownership interest of the Corporation; and (D) whether such Person has the power, directly or indirectly, to direct the management or policies of the Corporation, whether through ownership of securities, by contract or otherwise.

(ii) Each Person required to provide written notice pursuant to subparagraph (c)(i) of this Article Ninth shall update such notice promptly after any change in the contents of that notice; provided that no such updated notice shall be required to be provided to the Board of Directors (A) in the event of an increase or decrease in the ownership percentage so reported of less than one percent (1%) of the then outstanding shares of any class of capital stock (such increase or decrease to be measured cumulatively from the amount shown on the last such notice), unless any increase or decrease of less than one percent (1%) results in such Person owning more than twenty percent (20%) or more than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned less than such percentages) or such Person owning less than twenty percent (20%) or less than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned more than such percentages); or (B) in the event the Corporation issues additional shares of capital stock (or securities convertible into capital stock) or takes any other action that dilutes the ownership of such Person, or acquires or redeems shares of outstanding capital stock or takes any other action that increases the ownership of such Person, in each case without any change in the number of shares held by such Person.

(iii) The Board of Directors of the Corporation shall have the right to require any Person reasonably believed to be subject to and in violation of this Article Ninth to provide the Corporation complete

information as to all shares of stock of the Corporation owned, directly or indirectly, of record or beneficially, by such Person and its Related Persons and as to any other factual matter relating to the applicability or effect of this Article Ninth as may reasonably be requested of such Person.

(d) **Effect of Purported Transfers and Voting in Violation of this Article.** If any stockholder purports to sell, transfer, assign or pledge to any Person, other than the Corporation, any shares of the Corporation that would violate the provisions of this Article Ninth, then the Corporation shall record on the books of the Corporation the transfer of only that number of shares that would not violate the provisions of this Article Ninth and shall treat the remaining shares as owned by the purported transferor, for all purposes, including without limitation, voting, payment of dividends and distributions with respect to such shares whether upon liquidation or otherwise. If any stockholder purports to vote, or to grant any proxy or enter into any agreement, plan or other arrangement relating to the voting of, shares that would violate the provisions of this Article Ninth, then the Corporation shall not honor such vote, proxy, agreement, plan or other arrangement to the extent that such provisions would be violated, and any shares subject to that arrangement shall not be entitled to be voted to the extent of such violation.

(e) **Right to Redeem Shares Purportedly Transferred or Owned in Violation of this Article.** If any stockholder purports to sell, transfer, assign, pledge or own any shares of the Corporation in violation of the provisions of this Article Ninth, then the Corporation shall have the right to, and shall promptly after confirming such violation and to the extent funds are legally available, redeem the shares sold, transferred, assigned, pledged, or owned in violation of the provisions of this Article Ninth for a price per share equal to the par value of those shares. The number of shares to be redeemed by the Corporation pursuant to the foregoing provision shall be calculated by the Corporation after taking into account that such redeemed shares shall become treasury shares and shall no longer be deemed to be outstanding. Written notice shall be given by the Secretary of the Corporation to the holder or holders of record with respect to the redeemable shares at the address of the holder or holders of record appearing on the books of the Corporation, which notice shall specify a date for redemption of the shares that shall be not less than ten (10) days nor more than thirty (30) days from the date of such notice. Any shares which have been so called for redemption shall not be deemed outstanding shares for the purpose of voting or determining the total number of shares entitled to vote on any matter on and after the date on which written notice of redemption has been given to the holder or holders of those shares if a sum sufficient to redeem such shares shall have been irrevocably deposited or set aside to pay the redemption price to the holder or holders of the shares upon surrender of certificates for those shares. From and after the redemption date (unless the Corporation shall default in providing funds for the payment of the redemption price) the shares of redeemed stock which have been redeemed by the Corporation as aforesaid shall become treasury shares and shall no longer be deemed to be outstanding, and all rights of the holder of such redeemed stock as a stockholder of the Corporation (except the right to receive from the Corporation the redemption price against delivery to the Corporation of evidence of ownership of such shares) shall cease. Written notice shall be given by the Secretary of the Corporation to all holders of record appearing on the books of the Corporation of any redemption by the Corporation (including, without limitation, a redemption pursuant to this clause (e)) (in

each case, a "Redemption") not more than ten (10) days after consummation of the Redemption, which notice shall specify the number of shares outstanding after the Redemption of each class of the Corporation's capital stock. In the event that any redemption has resulted in any additional stockholder owning such number of shares of the Corporation that is in violation of the provisions of this Article Ninth, the Corporation shall have the right to and shall promptly after confirming such violation, redeem such shares pursuant to the provisions of this Article Ninth.

TENTH:

(a) **Indemnification**. The Corporation shall provide indemnification for members of its Board of Directors, members of committees of the Board of Directors and of other committees of the Corporation, and its executive officers, and may provide indemnification for its other officers and its agents and employees, and those serving another corporation, partnership, joint venture, trust or other enterprise at the request of the Corporation, in each case to the maximum extent permitted by Delaware law; provided, however, that the Corporation may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the Corporation shall not be required to indemnify any person in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation or (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the General Corporation Law of Delaware.

(b) **Limitation of Liability**. To the fullest extent not prohibited by the General Corporation Law of the State of Delaware, as it exists on the date this Amended and Restated Certificate of Incorporation is adopted or as such law may later be amended, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to or repeal of this Article shall adversely affect any right or protection of a director of the Corporation that exists at the time of such amendment or repeal with respect to any actions taken, or inactions, prior thereto.

AMENDED AND RESTATED
BY-LAWS
OF
MIAMI INTERNATIONAL HOLDINGS, INC.
(hereinafter called the "Corporation")

ARTICLE I
OFFICES

Section 1. Registered Office. The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.

Section 2. Other Offices. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine.

ARTICLE II
MEETINGS OF STOCKHOLDERS

Section 1. Place of Meetings. Meetings of the stockholders for the election of directors or for any other purpose shall be held at such time and place, either within or without the State of Delaware as shall be designated from time to time by the Board of Directors.

Section 2. Annual Meetings of Stockholders. The Annual Meetings of Stockholders for the election of directors shall be held on such date and at such time as shall be designated from time to time by the Board of Directors. Any other proper business may be transacted at the Annual Meeting of Stockholders.

Section 3. Special Meetings of Stockholders. Unless otherwise required by law or by the certificate of incorporation of the Corporation, as amended and restated from time to time (the "Certificate of Incorporation"), Special Meetings of Stockholders, for any purpose or purposes, may be called by either (i) the Board of Directors, (ii) the Chairman, (iii) the Chief Executive Officer, (iv) the President, or (iv) stockholders owning a majority of the capital stock of the Corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting. At a Special Meeting of Stockholders, only such business shall be conducted as shall be specified in the notice of meeting (or any supplement thereto).

Section 4. Notice. Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a Special Meeting, the purpose or purposes for which the meeting is called. Unless otherwise required by law, the written notice of any meeting shall be given not less than ten (10) days nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting.

Section 5. Adjournments. Any meeting of the stockholders may be adjourned from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 6. Quorum. Unless otherwise required by law or the Certificate of Incorporation, the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. A quorum, once established, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, in the manner provided in Section 5, until a quorum shall be present or represented.

Section 7. Voting. Unless otherwise required by law, the Certificate of Incorporation or these By-Laws, any question brought before any meeting of stockholders, shall be decided by the vote of the holders of a majority of the total number of votes of the capital stock represented and entitled to vote thereat, voting as a single class. Unless otherwise provided in the Certificate of Incorporation, and subject to Section 5 of Article VIII hereof, each stockholder represented at a meeting of stockholders shall be entitled to cast one (1) vote for each share of the capital stock entitled to vote thereat held by such stockholder. Such votes may be cast in person or by proxy but no proxy shall be voted on or after three (3) years from its date, unless such proxy provides for a longer period. The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in such officer's discretion, may require that any votes cast at such meeting shall be cast by written ballot.

Section 8. Consent of Stockholders in Lieu of Meeting. Unless otherwise provided in the Certificate of Incorporation, any action required or permitted to be taken at any Annual or Special Meeting of Stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated consent delivered in the manner required by this Section 8 to the Corporation, written consents

signed by a sufficient number of holders to take action are delivered to the Corporation by delivery to its registered office in the state of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation as provided above in this Section 8.

Section 9. List of Stockholders Entitled to Vote. The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder of the Corporation who is present.

Section 10. Stock Ledger. The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by Section 9 of this Article II or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

Section 11. Conduct of Meetings. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of the stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of any meeting of the stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting, (ii) the determination of when the polls shall open and close for any given matter to be voted on at the meeting, (iii) rules and procedures for maintaining order at the meeting and the safety of those present, (iv) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine, (v) restrictions on entry to the meeting after the time fixed for the commencement thereof and (vi) limitations on the time allotted to questions or comments by participants.

ARTICLE III
DIRECTORS

Section 1. Number, Term and Election of Directors.

(a) The Board of Directors shall consist of not less than three (3) nor more than thirty-one (31) members including the Chief Executive Officer of the Corporation, the exact number of which shall initially be three (3) and, thereafter, as determined from time to time by the Board of Directors. Except as provided in Section 2 of this Article III, directors shall be elected by a plurality of the votes cast at the Annual Meetings of Stockholders, and each director so elected shall hold office until the next Annual Meeting of Stockholders and until such director's successor is duly elected and qualified, or until such director's earlier death, resignation or removal. Any director may resign at any time upon written notice to the Corporation. Directors need not be stockholders. No person that is subject to any statutory disqualification as defined in Section 3(a)(39) of the Securities Exchange Act of 1934, as amended (the "Act") may be a director of the Corporation.

(b) The Board term of the Chief Executive Officer shall expire when such individual ceases to be Chief Executive Officer of the Company.

Section 2. Vacancies. Unless otherwise required by law or the Certificate of Incorporation, vacancies arising through death, resignation, removal, an increase in the number of directors or otherwise may be filled only by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next Annual Meeting of Stockholders and until their successors are duly elected and qualified, or until their earlier death, resignation or removal.

Section 3. Duties and Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-Laws required to be exercised or done by the stockholders.

Section 4. Chairman of the Board of Directors. The Chairman of the Board of Directors shall preside at all meetings of the stockholders and of the Board of Directors. The Chairman of the Board of Directors shall be appointed by the Board of Directors, and, except where by law the signature of the Chief Executive Officer or the President is required, the Chairman of the Board of Directors shall possess the same power as the Chief Executive Officer or the President to sign all contracts, certificates and other instruments of the Corporation which may be authorized by the Board of Directors. During the absence or disability of the Chief Executive Officer or the President if there is no Chief Executive Officer, the Chairman of the Board of Directors shall exercise all the powers and discharge all the duties of the Chief Executive Officer or the President, respectively. The Chairman of the Board of Directors shall also perform such other duties and may exercise such other powers as may be assigned, from time to time, by these By-Laws or by the Board of Directors.

Section 5. **Meetings.** The Board of Directors may hold meetings, both regular and special, either within or without the State of Delaware. The annual meeting of the Board of Directors shall be held immediately before or after the Annual Meeting of Stockholders and at the place where such meeting is held. No notice of an annual meeting of the Board of Directors shall be necessary and such meeting shall be held for the purpose of electing officers and transaction such other business as may lawfully come before it. Regular meetings of the Board of Directors may be held without notice at such time and at such place as may from time to time be determined by the Board of Directors. Special meetings of the Board of Directors may be called by the Chairman, the Chief Executive Officer, the President, or by any director. Notice thereof stating the place, date and hour of the meeting shall be given to each director either by mail not less than forty-eight (48) hours before the date of the meeting, by telephone or electronic mail on twenty-four (24) hours' notice, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances.

Section 6. **Quorum and Voting.** Except as otherwise required by law or the Certificate of Incorporation or as otherwise specified in these By-Laws, at all meetings of the Board of Directors, a majority of the entire Board of Directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting of the time and place of the adjourned meeting, until a quorum shall be present.

Section 7. **Actions by Written Consent.** Unless otherwise provided in the Certificate of Incorporation, or these By-Laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all the members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

Section 8. **Meetings by Means of Conference Telephone.** Unless otherwise provided in the Certificate of Incorporation, members of the Board of Directors, or any committee thereof, may participate in a meeting of the Board of Directors or such committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 8 shall constitute presence in person at such meeting.

Section 9. **Committees.**

(a) The committees of the Board of Directors shall consist of an Audit Committee and such other standing or special committees as the Board of Directors may designate, by resolution approved by a majority of the entire Board of Directors. Each committee shall consist of one or more of the directors of the Corporation appointed by the Board of Directors. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of any such committee. In the absence or disqualification of a member of a committee, and in the absence of a designation

by the Board of Directors of an alternate member to replace the absent or disqualified member, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. Any committee, to the extent permitted by law and provided in the resolution establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it. Each committee shall keep regular minutes and report to the Board of Directors when required.

(b) The Audit Committee shall consist of at least three directors. The exact number of Audit Committee members shall be determined from time to time by the Board of Directors. A majority of the members of the Audit Committee shall be Independent Directors. The Audit Committee shall select, evaluate and, where appropriate, replace the Corporation's independent auditors (or nominate the independent auditors to be proposed for ratification by the stockholders of the Corporation). The Audit Committee shall have such other duties and may exercise such authority as may be prescribed by resolution of the Board of Directors and the Audit Committee Charter as adopted by resolution of the Board of Directors. "Independent Director" means a director who has no material relationship with the Corporation or any subsidiary or affiliate of the Corporation, or any Exchange Member or any affiliate of any such Exchange Member; provided, however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such director is a director of the Corporation or any subsidiary of the Corporation. "Exchange Member" means any registered broker or dealer that has been admitted to membership in any national securities exchange operated by the Corporation or any subsidiary or affiliate of the Corporation.

Section 10. Compensation. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director, payable in cash or securities. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

Section 11. Interested Directors. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because the director or officer's vote is counted for such purpose if (i) the material facts as to the director or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to the director or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon,

and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

ARTICLE IV
OFFICERS

Section 1. General. The officers of the Corporation shall be chosen by the Board of Directors and shall be a Chief Executive Officer, a President, a Secretary and a Treasurer. The Board of Directors, in its discretion, also may choose one or more Vice Presidents, Assistant Secretaries, Assistant Treasurers and other officers. Any number of offices may be held by the same person, unless otherwise prohibited by law or the Certificate of Incorporation. The officers of the Corporation need not be stockholders of the Corporation nor need such officers be directors of the Corporation. No person that is subject to any statutory disqualification (as defined in Section 3(a) (39) of the Act) may be an officer of the Corporation.

Section 2. Election. The Board of Directors, at its first meeting held after each Annual Meeting of Stockholders (or action by written consent of stockholders in lieu of the Annual Meeting of Stockholders), shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors; and all officers of the Corporation shall hold office until their successors are chosen and qualified, or until their earlier death, resignation or removal. Any officer elected by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors. The salaries of all officers of the Corporation shall be fixed by the Board of Directors.

Section 3. Chief Executive Officer. The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 4. President. The President shall, in the absence of the Chairman, the Vice Chairman (if any) and Chief Executive Officer, preside at all meetings of the Board at which the President is present. The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board.

Section 5. Vice Presidents. The Board shall appoint one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President's title as the Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the Chief Executive Officer or the President. The term "Vice President" used in this Section shall include the positions of Executive Vice President, Senior Vice President, and Vice President.

Section 6. Secretary. The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

Section 7. Treasurer. The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

Section 8. Assistant Secretaries. In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

Section 9. Assistant Treasurers. In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.

Section 10. Other Officers. Such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.

ARTICLE V
BOARD OF ADVISORS

Section 1. Membership. The Board of Directors may appoint any person or persons to act in an advisory capacity to the Corporation. Such a group shall be known as the Board of Advisors and shall operate under an Advisory Board Charter approved by the Corporation's Board of Directors.

Section 2. Powers. The Board of Advisors shall be an advisory-only body to the Corporation. They shall have no power to bind the Corporation to any particular position or course of action.

ARTICLE VI
VOTING SECURITIES OWNED BY THE CORPORATION

Section 1. General Power to Vote. Unless otherwise instructed by the Board of Directors, and subject to Section 2 below, the Chairman or the Chief Executive Officer of the Corporation shall have the power and authority on behalf of the Corporation to attend and to vote at any meeting of stockholders, partners or equity holders of any corporation, partnership or any other entity (including, but not limited to, Miami International Securities Exchange, LLC, Miami International Futures Exchange, LLC and Miami International Technologies, LLC) in which the Corporation may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Corporation any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Corporation in connection with the exercise by the Corporation of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board of Directors may from time to time confer like powers upon any other person or persons.

Section 2. Meeting of LLC Members or Stockholders of a Controlled National Securities Exchange. At any meeting of stockholders or meeting of the holders of LLC interests of any national securities exchange which this Corporation shall control, directly or indirectly (each, a "Controlled National Securities Exchange"), including but not limited to Miami International Securities Exchange, LLC (the "Equityholders"), held for the purpose of electing directors and members of the Member Nominating Committee of such Controlled National Securities Exchange (as set forth in the By-Laws of such Controlled National Securities Exchange, the "Member Nominating Committee"), or in the event written consents are solicited or otherwise sought from the Equityholders of such Controlled National Securities Exchange with respect thereto, the Corporation shall cause all outstanding shares of such Controlled National Securities Exchange owned by the Corporation and entitled to vote at such election to

be voted in favor of only those Controlled National Securities Exchange member representative directors and nominees for the Member Nominating Committee nominated in accordance with the By-Laws of such Controlled National Securities Exchange and, with respect to any such written consents, shall cause to be validly executed only such written consents electing only such directors and members of the Member Nominating Committee.

ARTICLE VII
SRO FUNCTION OF
A CONTROLLED NATIONAL SECURITIES EXCHANGE

Section 1. Non-Interference. For so long as the Corporation shall control any Controlled National Securities Exchange, the directors, officers, employees and agents of the Corporation shall give due regard to the preservation of the independence of the self-regulatory function of each Controlled National Securities Exchange and to its obligations to investors and the general public and shall not take any actions which would interfere with the effectuation of any decisions by the Board of Directors of each Controlled National Securities Exchange relating to its regulatory functions (including disciplinary matters) or which would interfere with the ability of each Controlled National Securities Exchange to carry out its responsibilities under the Act. No present or past stockholder, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other person or entity shall have any rights against the Corporation or any director, officer, employee or agent of the Corporation under this Section 1.

Section 2. Confidentiality. All books and records of each Controlled National Securities Exchange reflecting confidential information pertaining to the self-regulatory function of such Controlled National Securities Exchange (including but not limited to disciplinary matters, trading data, trading practices and audit information) that shall come into the possession of the Corporation, and the information contained in those books and records, shall be retained in confidence by the Corporation and the members of the board of directors, officers, employees and agents of the Corporation and shall not be used for any non-regulatory purposes. Notwithstanding the foregoing sentence, nothing in these By-Laws shall be interpreted so as to limit or impede the rights of the Securities and Exchange Commission (the "Commission") or each Controlled National Securities Exchange to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any officers, directors, employees or agents of the Corporation to disclose such confidential information to the Commission or each Controlled National Securities Exchange.

Section 3. Books and Records. All books and records of the Corporation shall be maintained at a location within the United States. To the extent they are related to the activities of a Controlled National Securities Exchange, the books, records, premises, officers, directors, agents, and employees of the Corporation shall be deemed to be the books, records, premises, officers, directors, agents and employees of each Controlled National Securities Exchange for the purposes of, and subject to oversight pursuant to, the Act. For so long as the Corporation shall control, directly or indirectly, a Controlled National Securities Exchange, the Corporation's books and records shall be subject at all times to inspection and copying by the Commission and

each Controlled National Securities Exchange, provided that such books and records are related to the operation or administration of such Controlled National Securities Exchange.

Section 4. Cooperation with the Securities and Exchange Commission. The Corporation shall comply with the federal securities laws and the rules and regulations promulgated thereunder and shall cooperate with the Commission and each Controlled National Securities Exchange pursuant to and to the extent of their respective regulatory authority. The officers, directors, employees and agents of the Corporation, by virtue of their acceptance of such position, shall comply with the federal securities laws and the rules and regulations promulgated thereunder and shall be deemed to agree to cooperate with the Commission and each Controlled National Securities Exchange in respect of the Commission's oversight responsibilities regarding each Controlled National Securities Exchange and the self-regulatory functions and responsibilities of each Controlled National Securities Exchange, and the Corporation shall take reasonable steps necessary to cause its officers, directors, employees and agents to so cooperate. No present or past stockholder, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other person or entity shall have any rights against the Corporation or any director, officer, employee or agent of the Corporation under this Section 4.

Section 5. Consent to Jurisdiction. The Corporation and its officers, directors, employees and agents, by virtue of their acceptance of such position, shall be deemed to irrevocably submit to the jurisdiction of the United States federal courts, Commission, and each Controlled National Securities Exchange, for the purposes of any suit, action or proceeding pursuant to the United States federal securities laws, and the rules or regulations thereunder, arising out of, or relating to, the activities of each Controlled National Securities Exchange, and by virtue of their acceptance of any such position, shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the United States federal courts, Commission or each Controlled National Securities Exchange, that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter of that suit, action or proceeding may not be enforced in or by such courts or agency. The Corporation and its officers, directors, employees and agents also agree that they will maintain an agent, in the United States, for the service of process of a claim arising out of, or relating to, the activities of each Controlled National Securities Exchange.

Section 6. Consent to Application. The Corporation shall take reasonable steps necessary to cause its officers, directors, employees and agents, prior to accepting a position as an officer, director, employee or agent, as applicable, of the Corporation to consent in writing to the applicability to them of this Article VII, as applicable, with respect to their activities related to each Controlled National Securities Exchange.

ARTICLE VIII
STOCK

Section 1. Form of Certificates. Every holder of stock in the Corporation shall be entitled to have a certificate signed, in the name of the Corporation (i) by the Chairman of the Board of Directors, the President or a Vice President and (ii) by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation, certifying the number of shares owned by such stockholder in the Corporation.

Section 2. Signatures. Any or all of the signatures on a certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

Section 3. Lost Certificates. The Board of Directors may direct a new certificate to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or the owner's legal representative, to advertise the same in such manner as the Board of Directors shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed or the issuance of such new certificate.

Section 4. Transfers. Stock of the Corporation shall be transferable in the manner prescribed by law and in these By-Laws. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate or by such person's attorney lawfully constituted in writing and upon the surrender of the certificate therefor, which shall be cancelled before a new certificate shall be issued. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred.

Section 5. Record Date.

(a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment

of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in this State, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolutions taking such prior action.

(c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed by the Board of Directors, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 6. Record Owners. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise required by law.

ARTICLE IX
NOTICES

Section 1. Notices. To the extent permitted by law, any notice required to be given by these By-Laws or otherwise shall be deemed to have been given:

(a) in person upon delivery of the notice in person to the person to whom such notice is addressed;

(b) by mail upon deposit of the notice in the United States mail, enclosed in a postage prepaid envelope;

(c) by messenger or overnight courier service upon provision of the notice to the messenger or courier service, provided that the delivery method does not require payment of the messenger or courier service fee to deliver the notice by the person to whom the notice is addressed;

(d) by facsimile machine upon acknowledgment by the facsimile machine used to transmit the notice of the successful transmission of the notice;

(e) by electronic mail upon electronic transmission of the notice; and

(f) by telephone when received.

Any such notice must be addressed to its intended recipient at the intended recipient's address (including the intended recipient's business or residence address, facsimile number, electronic address, or telephone number, as applicable) as it appears on the books and records of the Corporation, or if no address appears on such books and records, then at such address as shall be otherwise known to the Secretary, or if no such address appears on such books and records, then in care of the registered agent of the Corporation in the State of Delaware. In the event that a notice is not provided in conformity with the provisions of this Section 1, the notice will be deemed to have been given to its intended recipient upon any receipt of the notice by its intended recipient. Whenever, by any provisions of statute, the Certificate of Incorporation, these By-Laws or otherwise, any notice is required to be given any specified number of days before any meeting or event, the day on which such notice was given shall be counted but the day of such meeting or other event shall not be counted in determining whether or not notice has been given in proper time in a particular case.

Section 2. Electronic Notice. Whenever any notice whatsoever is required to be given in writing to any stockholder by law, by the Certificate of Incorporation or by these By-Laws, such notice may be given by a form of electronic transmission if the stockholder to whom such notice is given has previously consented to the receipt of notice by electronic transmission.

Section 3. Waivers of Notice. Whenever notice is required to be given under the provisions of any statute, the Certificate of Incorporation, these By-Laws, or otherwise, a written waiver thereof, signed by the person entitled to notice, or such person’s proxy in the case of a

stockholder, whether before or after the time stated therein shall be deemed equivalent to notice. Except as may be otherwise specifically provided by statute, any waiver by mail, messenger, overnight courier, facsimile machine, or electronic mail, bearing the name of the person entitled to notice shall be deemed a written waiver duly signed. Attendance of a person at a meeting, including attendance by proxy in the case of a stockholder, shall constitute a waiver of notice of such meeting except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business the meeting is not lawfully called or convened. Except as required by statute or the Certificate of Incorporation, neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or any committee need be specified in any written waiver of notice.

ARTICLE X
GENERAL PROVISIONS

Section 1. Dividends. Dividends upon the capital stock of the Corporation, subject to the requirements of the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code and the provisions, if any, of the Certificate of Incorporation, may be declared by the Board of Directors at any regular or special meeting of the Board of Directors (or any action by written consent in lieu thereof in accordance with Section 7 of Article III hereof), and may be paid in cash, in property, or in shares of the Corporation's capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board of Directors may modify or abolish any such reserve.

Section 2. Disbursements. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

Section 3. Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

Section 4. Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware." The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE XI
INDEMNIFICATION

Section 1. Indemnification of Directors, Officers, Employees and Other Agents. The Corporation shall indemnify its directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law; provided, however, that the Corporation may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the Corporation shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation or (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the Delaware General Corporation Law.

(a) **Other Officers, Employees and Other Agents**. The Corporation shall have the power to indemnify its other officers, employees and other agents as set forth in the Delaware General Corporation Law.

(b) **Expenses**. The Corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or executive officer, of the Corporation, or is or was serving at the request of the Corporation as a director or executive officer of another Corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or executive officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under this Bylaw or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Bylaw, no advance shall be made by the Corporation to an executive officer of the Corporation (except by reason of the fact that such executive officer is or was a director of the Corporation in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Corporation.

(c) **Enforcement**. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and executive officers under this Bylaw shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Corporation and the director or executive officer. Any right to

indemnification or advances granted by this Bylaw to a director or executive officer shall be enforceable by or on behalf of the person holding such right in the forum in which the proceeding is or was pending or, if such forum is not available or a determination is made that such forum is not convenient, in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting his claim. The Corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the Delaware General Corporation Law for the Corporation to indemnify the claimant for the amount claimed. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel or its Stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or its Stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(d) **Non Exclusivity of Rights**. To the fullest extent permitted by the Corporation's Certificate of Incorporation and the Delaware General Corporation Law, the rights conferred on any person by this Bylaw shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The Corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent permitted by the Delaware General Corporation Law and the Corporation's Certificate of Incorporation.

(e) **Survival of Rights**. The rights conferred on any person by this Bylaw shall continue as to a person who has ceased to be a director or executive officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(f) **Insurance**. The Corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Bylaw.

(g) **Amendments**. Any repeal or modification of this Bylaw shall only be prospective and shall not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the Corporation.

(h) **Saving Clause**. If this Bylaw or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each director and executive officer to the fullest extent permitted by any applicable portion of this Bylaw that shall not have been invalidated, or by any other applicable law.

(i) **Certain Definitions**. For the purposes of this Bylaw, the following definitions shall apply:

(1) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement and appeal of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative.

(2) The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding, including expenses of establishing a right to indemnification under this Bylaw or any applicable law.

(3) The term the "Corporation" shall include, in addition to the resulting Corporation, any constituent Corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent Corporation, or is or was serving at the request of such constituent Corporation as a director, officer, employee or agent of another Corporation, partnership, limited liability company, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Bylaw with respect to the resulting or surviving Corporation as he would have with respect to such constituent Corporation if its separate existence had continued.

(4) References to a "director," "officer," "employee," or "agent" of the Corporation shall include, without limitation, situations where such person is serving at the request of the Corporation as a director, officer, employee, trustee or agent of another Corporation, partnership, joint venture, trust or other enterprise.

Section 2. Corporation Not Liable.

(a) The Corporation shall not be liable for any loss or damage sustained by a current or former Exchange Member growing out of the use or enjoyment by such current or former Exchange Member of the facilities afforded by the Corporation or its subsidiaries, including, without limitation, a Controlled National Securities Exchange. The term "Exchange Member" shall have the meaning given such term in the By-Laws and Rules of a Controlled National Securities Exchange.

(b) The Corporation shall not be liable for any loss or damage sustained by a current or former participant of the Miami International Futures Exchange, LLC ("MIAX Futures") growing out of the use or enjoyment by such participant of the MIAX Futures of the facilities afforded by the Corporation or its subsidiaries, including, without limitation, the Miami International Futures Exchange, LLC.

ARTICLE XII
AMENDMENTS

Section 1. Amendments. These By-Laws may be altered, amended or repealed, in whole or in part, or new By-Laws may be adopted by the stockholders or by the Board of Directors, provided, however, that notice of such alteration, amendment, repeal or adoption of new By-Laws be contained in the notice of such meeting of stockholders or Board of Directors as the case may be. All such amendments must be approved by either the holders of a majority of the outstanding capital stock entitled to vote thereon or by a majority of the entire Board of Directors then in office. For so long as the Corporation shall control, directly or indirectly, a Controlled National Securities Exchange before any amendment to or repeal of any provision of the By-Laws of the Corporation shall be effective, those changes shall be submitted to the Board of Directors of a Controlled National Securities Exchange and if the same must be filed with or filed with and approved by the Commission before the changes may be effective, under Section 19 of the Act and the rules promulgated under the Act by the Commission or otherwise, then the proposed changes to the By-Laws of the Corporation shall not be effective until filed with or filed with and approved by the Commission, as the case may be.

Section 2. Entire Board of Directors. As used in this Article XII and in these By-Laws generally, the term "entire Board of Directors" means the total number of directors which the Corporation would have if there were no vacancies.

* * *

Adopted as of: June 27, 2015

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:14 PM 11/12/2020
FILED 03:14 PM 11/12/2020
SR 20208367556 - File Number 5880323

RESTATED CERTIFICATE OF FORMATION OF MIAX PEARL, LLC

This filing has been executed and filed in accordance with Section 18-208 of the Limited Liability Company Act. This document is being executed for the purpose of restating the original Certificate of Formation, filed on February 11, 2016, under file number: 5880323.

1. The name of the limited liability company is **MIAX PEARL, LLC** (the "Company").

2. The address of the registered office of the Company in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle, ZIP Code 19801, and the name of the registered agent at such address for service of process is The Corporation Trust Company.

3. This Certificate shall be effective upon filing.

4. The duration of this limited liability company will be perpetual.

IN WITNESS WHEREOF, the undersigned, an authorized person, has signed this certificate this 12th day of November, 2020.

MIAX PEARL, LLC

By: Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

SECOND AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
MIAX PEARL, LLC
(a Delaware limited liability company)

Miami International Holdings, Inc., a Delaware corporation, the sole member (the "LLC Member") of **MIAX PEARL, LLC**, a Delaware limited liability company (the "Company"), pursuant to and in accordance with the Delaware Limited Liability Company Act, 6 Del.C. § 18-101, et seq. (the "LLC Act"), hereby declares the following to be the Second Amended and Restated Limited Liability Company Agreement (the "LLC Agreement") of the Company which amends and restates in its entirety the Amended and Restated Limited Liability Company Agreement dated December 5, 2016 of the Company. Capitalized terms not otherwise defined herein shall have the meanings set forth on Schedule A to this LLC Agreement.

Section 1. Formation of the Company. The Company has been formed as a limited liability company under the LLC Act by the filing of a Certificate of Formation with the Office of the Secretary of State of the State of Delaware. The LLC Member agrees to be bound by and comply with the provisions thereof and hereof.

Section 2. Name. The name of the Company is "MIAX PEARL, LLC".

Section 3. Principal Place of Business. The location of the principal place of business of the Company shall be 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540, or such other place as determined by the Board of Directors from time to time.

Section 4. Registered Office; Registered Agent. The registered office of the Company required by the LLC Act to be maintained in the State of Delaware shall be 1209 Orange Street in the City of Wilmington, County of New Castle, ZIP Code 19801 or such other office as the Board of Directors may designate from time to time. The registered agent for the Company shall be The Corporation Trust Company, or such other registered agent as the Board of Directors may designate from time to time.

Section 5. Term. The Company shall continue until the Company is terminated in accordance with the provisions of this LLC Agreement.

Section 6. LLC Member. Miami International Holdings, Inc. is the sole LLC Member of the Company. The mailing address of the LLC Member is 7 Roszel Road, Suite 1A, Princeton, NJ 08504.

Section 7. Purpose of the Company. The purpose of the Company shall be to conduct the operations of an "exchange" within the meaning of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and to conduct any lawful business or activity whatsoever, as permitted by applicable law and as determined from time to time by the board of directors of the Company (the "Board of Directors").

Section 8. Powers. The Company, and the Board of Directors and the Officers of the Company on behalf of the Company, (i) shall have and exercise all powers necessary, convenient or incidental to accomplish its purposes as set forth in Section 7 and (ii) shall have and exercise all of the powers and rights conferred upon limited liability companies formed pursuant to the LLC Act.

Section 9. Management.

(a) Board of Directors. The business and affairs of the Company shall be managed by or under the direction of a Board of Directors. Each Director is hereby designated as a "manager" within the meaning of the LLC Act. All Directors shall be elected by the LLC Member in the manner described in the By-Laws (as defined below). Each Director shall execute and deliver an instrument accepting such appointment and agreeing to be bound by all the terms and conditions of this LLC Agreement and the By-Laws. A Director need not be an LLC Member or an Exchange Member.

(b) Powers. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. The Board of Directors has the authority to bind the Company.

(c) By-Laws. The Company, the LLC Member and the Board of Directors have adopted By-Laws of the Company, as the same may be amended from time to time in accordance with the terms therein and in this LLC Agreement (the "By-Laws"). Each member of the Board of Directors, each Officer and the LLC Member shall be subject to the express provisions of this LLC Agreement and of the By-Laws. In case of any conflict between the provisions of this LLC Agreement and any provisions of the By-Laws, the provisions of this LLC Agreement shall control.

(d) Directors as Agents. To the extent of their powers set forth in this LLC Agreement, the Directors are agents of the Company for the purpose of the Company's business, and the actions of the Directors taken in accordance with such powers set forth in this LLC Agreement shall bind the Company. Notwithstanding the last sentence of Section 18-402 of the LLC Act, except as provided in this LLC Agreement, the By-Laws or in a resolution of the Directors, a Director may not bind the Company.

Section 10. Officers.

(a) Officers of the Company. Except as provided herein, the Board may, from time to time as it deems advisable, select natural persons who are employees or agents of the Company and designate them as officers of the Company (the "Officers") and assign titles (including, without limitation, Chief Executive Officer, Vice President, Chief Financial Officer, Chief Regulatory Officer, Secretary and Treasurer) to any such person. The Board may appoint such other Officers and agents as it shall deem necessary or advisable who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from

time to time by the Board. The salaries of all Officers and agents of the Company shall be fixed by or in the manner prescribed by the By-Laws. The Officers of the Company shall hold office until their successors are chosen and qualified. Any Officer may be removed at any time, with or without cause, by the Board. Any vacancy occurring in any office of the Company shall be filled by the Board.

(b) Officers as Agents. The Officers, to the extent of their powers set forth in this LLC Agreement, the By-Laws or otherwise vested in them by action of the Board not inconsistent with this LLC Agreement, are agents of the Company for the purpose of the Company's business, and the actions of the Officers taken in accordance with such powers shall bind the Company.

(c) Duties of Board and Officers. Except to the extent otherwise modified herein, each Director and Officer shall have a fiduciary duty of loyalty and care similar to that of directors and officers of business corporations organized under the General Corporation Law of the State of Delaware.

Section 11. Advisory Board. The LLC Member may appoint any person or persons to act in an advisory capacity to the Company. Such a group shall be known as the Advisory Board.

Section 12. Limited Liability. Except as otherwise expressly provided by the LLC Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise (including, without limitation, those arising as member, owner or shareholder of another company, partnership or entity), shall be the debts, obligations and liabilities solely of the Company, and neither the LLC Member nor any Director or Officer shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being an LLC Member or Director or Officer of the Company.

Section 13. Capital Contributions. The LLC Member has contributed to the Company the amounts set forth in the books and records of the Company.

Section 14. Additional Contributions. The LLC Member is not required to make any additional capital contribution to the Company. However, the LLC Member may make additional capital contributions to the Company at any time upon the consent of such LLC Member. To the extent that the LLC Member makes an additional capital contribution to the Company, the LLC Member shall revise the books and records of the Company. The provisions of this LLC Agreement, including this Section 14, are intended to benefit the LLC Member and, to the fullest extent permitted by law, shall not be construed as conferring any benefit upon any creditor of the Company (and no such creditor of the Company shall be a third-party beneficiary of this LLC Agreement), and the LLC Member shall not have any duty or obligation to any creditor of the Company to make any contribution to the Company or to issue any call for capital pursuant to this LLC Agreement.

Section 15. Allocation of Profits and Losses. The Company's profits and losses shall be allocated to the LLC Member.

Section 16. Distributions. Distributions shall be made to the LLC Member at the times and in the aggregate amounts determined by the Board. Notwithstanding any provision to the contrary contained in this LLC Agreement, (i) the Company shall not be required to make a distribution to the LLC Member on account of its interest in the Company if such distribution would violate the LLC Act or any other applicable law, and (ii) the Company shall not make a distribution to the LLC Member using Regulatory Funds.

Section 17. Books and Records.

(a) The Board shall keep or cause to be kept complete and accurate books of account and records with respect to the Company's business. The books and records of the Company shall at all times be maintained by the Board at a location within the United States. The LLC Member and its duly authorized representatives shall have the right to examine the Company books, records and documents during normal business hours. The Company, and the Board on behalf of the Company, shall not have the right to keep confidential from the LLC Member any information that the Board would otherwise be permitted to keep confidential from the LLC Member pursuant to Section 18-305(c) of the LLC Act. The Company's books of account shall be kept using the method of accounting determined by the LLC Member. The Company's independent auditor shall be an independent public accounting firm selected by the Board.

(b) All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Company, members of the Board, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 18. Reports. The Board shall, after the end of each fiscal year, use reasonable efforts to cause the Company's independent accountants to prepare and transmit to the LLC Member as promptly as possible any such tax information as may be reasonably necessary to enable the LLC Member to prepare its federal, state and local income tax returns relating to such fiscal year.

Section 19. Other Business. Unless otherwise restricted by law, the LLC Member, and any Officer, Director, employee or agent of the Company and any Affiliate of the LLC Member may engage in or possess an interest in other business ventures (unconnected with the Company) of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this LLC Agreement.

Section 20. Exculpation and Indemnification.

(a) Neither the LLC Member nor any Officer, Director, employee or agent of the Company nor any employee, representative, agent or affiliate of the LLC Member (collectively, the "Covered Persons") shall be liable to the Company or any other Person who is bound by this LLC Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this LLC Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's willful misconduct.

(b) To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this LLC Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under this Section 20 by the Company shall be provided out of and to the extent of Company assets only, and the LLC Member shall not have personal liability on account thereof.

(c) To the fullest extent permitted by applicable law, expenses (including reasonable legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in this Section 20.

(d) A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities or any other facts pertinent to the existence and amount of assets from which distributions to the LLC Member might properly be paid.

(e) To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this LLC Agreement shall not be liable to the Company or to any other Covered Person who is bound by this LLC Agreement for its good faith reliance on the provisions of this LLC Agreement or any approval or authorization granted by the Company or any other Covered Person.

(f) The foregoing provisions of this Section 20 shall survive any termination of this LLC Agreement and are in addition to any indemnification of Covered Persons provided

by any agreement between the Company and a Covered Person, the By-Laws, by statute, or otherwise.

Section 21. **Assignments.** The LLC Member may assign, in whole or in part, its limited liability company interest in the Company (the "LLC Interest"); provided, however, such assignment will be subject to prior approval by the Securities and Exchange Commission (the "Commission") pursuant to the rule filing procedure under Section 19 of the Exchange Act. The assignment of the LLC Interest shall entitle the assignee to exercise the rights of the LLC Member of the Company under this LLC Agreement and to enjoy all of the benefits of the LLC Interest.

Section 22. **Dissolution.**

(a) The Company shall be dissolved and its affairs shall be wound up upon the first to occur of the following: (i) the consent of the LLC Member and a majority of the whole Board, (ii) the termination of the legal existence of the LLC Member or the occurrence of any other event that terminates the continued membership of the LLC Member in the Company unless the Company is continued without dissolution in a manner permitted by this LLC Agreement or the LLC Act or (iii) the entry of a decree of judicial dissolution under Section 18-802 of the LLC Act.

(b) Notwithstanding any other provision of this LLC Agreement, the Bankruptcy of the LLC Member shall not cause the LLC Member to cease to be an LLC Member of the Company and upon the occurrence of such an event, the Company shall continue without dissolution.

(c) In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority, set forth in Section 18-804 of the LLC Act.

(d) The Company shall terminate when (i) all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company, shall have been distributed to the LLC Member in the manner provided for in this LLC Agreement and (ii) the Certificate of Formation shall have been canceled in the manner required by the LLC Act.

Section 23. **Benefits of LLC Agreement - No Third-Party Rights.** None of the provisions of this LLC Agreement shall be for the benefit of or enforceable by any creditor of the Company or by any creditor of the LLC Member. Nothing in this LLC Agreement shall be deemed to create any right in any Person (other than Covered Persons and to the extent provided in Article II of the By-Laws, Exchange Members) not a party hereto, and this LLC Agreement shall not be construed in any respect to be a contract in whole or in part for the benefit of any third Person (other than the Covered Persons and to the extent provided in Article II of the By-Laws, Exchange Members).

Section 24. **Severability of Provisions.** Each provision of this LLC Agreement shall be considered severable and if for any reason any provision or provisions herein are determined to

be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this LLC Agreement which are valid, enforceable and legal.

Section 25. **Entire LLC Agreement.** This LLC Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof.

Section 26. **Binding Agreement.** Notwithstanding any other provision of this LLC Agreement, the LLC Member agrees that this LLC Agreement constitutes a legal, valid and binding agreement of the LLC Member and is enforceable against the LLC Member, in accordance with its terms.

Section 27. **Governing Law.** This LLC Agreement shall be governed by and construed under the laws of the State of Delaware (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

Section 28. **Amendments.**

(a) This LLC Agreement may be modified, altered, supplemented or amended by a resolution adopted by the Board and a written agreement executed and delivered by the LLC Member.

(b) Before any amendment to, or repeal of, any provision of this LLC Agreement shall be effective, those changes shall be submitted to the Board of Directors of the Company and if such amendment or repeal must be filed with or filed with and approved by the Commission, then the proposed changes to this LLC Agreement shall not become effective until filed with or filed with and approved by the Commission, as the case may be.

Section 29. **Notices.** Any notices required to be delivered hereunder shall be in writing and personally delivered, mailed or sent by telecopy, electronic mail or other similar form of rapid transmission, and shall be deemed to have been duly given upon receipt (i) in the case of the Company, to the Company at its address in Section 3, (ii) in the case of the LLC Member, to the LLC Member at its address as set forth in Section 6, and (iii) in the case of either of the foregoing, at such other address as may be designated by written notice to the other party.

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Second Amended and Restated Limited Liability Company Agreement as of the 12th day of November, 2020.

MEMBER:

MIAMI INTERNATIONAL HOLDINGS, INC.

By: /s/ Thomas P. Gallagher
Thomas P. Gallagher
Chairman and Chief Executive Officer

SCHEDULE A

Definitions

A. Definitions

When used in this LLC Agreement, the following terms not otherwise defined herein have the following meanings:

An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

"Bankruptcy" means, with respect to any Person, if (A) such Person (i) makes an assignment for the benefit of creditors, (ii) files a voluntary petition in bankruptcy, (iii) is adjudged a bankrupt or insolvent, or has entered against it an order for relief, in any bankruptcy or insolvency proceedings, (iv) files a petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or regulation, (v) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against it in any proceeding of this nature, or (vi) seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of the Person or of all or any substantial part of its properties; or (B) (i) 120 days after the commencement of any proceeding against the Person seeking reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or regulation, the proceeding has not been dismissed, or (ii) within 90 days after the appointment without such Person's consent or acquiescence of a trustee, receiver or liquidator of such Person or of all or any substantial part of its properties, the appointment is not vacated or stayed, or within 90 days after the expiration of any such stay, the appointment is not vacated. The foregoing definition of "Bankruptcy" is intended to replace and shall supersede and replace the definition of "Bankruptcy" set forth in Sections 18-101(1) and 18-304 of the LLC Act.

"Board" or "Board of Directors" means the Board of Directors of the Company.

"By-Laws" has the meaning set forth in Section 9(c).

"Certificate of Formation" means the Certificate of Formation of the Company filed with the Secretary of State of the State of Delaware on February 11, 2016, as amended or amended and restated from time to time.

"Commission" means the Securities and Exchange Commission.

"Company" means MIAX PEARL, LLC, a Delaware limited liability company.

"Covered Persons" has the meaning set forth in Section 20.

"Directors" means the Persons elected or appointed to the Board of Directors from time to time in accordance with this LLC Agreement and the By-Laws, in their capacity as managers of the Company.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a member of the Company by reason of being an Exchange Member.

"LLC Act" has the meaning set forth in the preamble to this LLC Agreement.

"LLC Agreement" means this Limited Liability Company Agreement of the Company, together with the schedules attached hereto, as amended, restated, supplemented or otherwise modified from time to time.

"LLC Interest" has the meaning set forth in Section 21.

"LLC Member" means Miami International Holdings, Inc., as the sole member of the Company.

"Officer" means an officer of the Company described in Section 10.

"Person" means any individual, corporation, partnership, joint venture, limited liability company, limited liability partnership, association, joint stock company, trust, unincorporated organization or other organization, whether or not a legal entity, and any governmental authority.

"Regulatory Funds" means fees, fines, or penalties derived from the regulatory operations of the Company. "Regulatory Funds" shall not be construed to include revenues derived from listing fees, market data revenues, transaction revenues, or any other aspect of the commercial operations of the Company, even if a portion of such revenues are used to pay costs associated with the regulatory operations of the Company.

B. Rules of Construction

Definitions in this LLC Agreement apply equally to both the singular and plural forms of the defined terms. The words "include" and "including" shall be deemed to be followed by the phrase "without limitation." The terms "herein," "hereof" and "hereunder" and other words of similar import refer to this LLC Agreement as a whole and not to any particular Section, paragraph or subdivision. The Section titles appear as a matter of convenience only and shall not affect the interpretation of this LLC Agreement. All Section, paragraph, clause, Exhibit or Schedule references not attributed to a particular document shall be references to such parts of this LLC Agreement.

AMENDED AND RESTATED
BY-LAWS
OF
MIAX PEARL, LLC
(a Delaware limited liability company)

These Amended and Restated By-Laws have been established as the By-Laws of **MIAX PEARL, LLC**, a Delaware limited liability company (the "Company"), pursuant to the Limited Liability Company Agreement of the Company (as amended from time to time, the "LLC Agreement"), and, together with the LLC Agreement, constitute the limited liability company agreement of the Company within the meaning of the LLC Act (as defined in the LLC Agreement). In the event of any inconsistency between the LLC Agreement and these By-Laws, the provision of the LLC Agreement shall control.

ARTICLE I
Definitions

When used in these By-Laws, unless the context otherwise requires, the terms set forth below shall have the following meanings:

(a) "Act" means the Securities Exchange Act of 1934, as amended.

(b) An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(c) "Board" or "Board of Directors" means the Board of Directors of the Company.

(d) "broker" shall have the same meaning as in Section 3(a)(4) of the Act.

(e) "Certificate of Formation" means the Certificate of Formation of the Company filed with the office of the Secretary of State of the State of Delaware on February 11, 2016, as amended or amended and restated from time to time.

(f) "Commission" means the Securities and Exchange Commission.

(g) "Company" means MIAX PEARL, LLC, a Delaware limited liability company.

(h) "day" means calendar day.

(i) "dealer" shall have the same meaning as in Section 3(a)(5) of the Act.

(j) "Director" means the persons elected or appointed to the Board of Directors from time to time in accordance with the LLC Agreement and these By-Laws in their capacity as managers of the Company.

(k) "Effective Date" means the date of effectiveness of these By-Laws.

(l) "ERP Agreement" means the agreement between the Exchange's parent holding company, Miami International Holdings, Inc., and ERP Members dated September 11, 2020 pursuant to which Units were issued.

(m) "ERP Director" means a MIAX PEARL Equities Industry Director who has been nominated by an ERP Member and appointed to the Board of Directors.

(n) "ERP Member" means an Exchange Member who acquired Units pursuant to an ERP Agreement sufficient to acquire an ERP Director or an Observer position.

(o) "Exchange" means the national securities exchange operated by the Company.

(p) "Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a member of the Company by reason of being an Exchange Member. An Exchange Member will have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Act.

(q) "Executive Representative" means the person identified to the Company by an Exchange Member as the individual authorized to represent, vote, and act on behalf' of the Exchange Member. An Exchange Member may change its Executive Representative or appoint a substitute for its Executive Representative upon giving notice thereof to the Secretary of the Company via electronic process or such other process as the Company may prescribe. An Executive Representative of an Exchange Member or a substitute shall be a member of senior management of the Exchange Member.

(r) "Independent Director" means a Director who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member; *provided*, however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is a Director of the Company or its LLC Member.

(s) "Independent member" means a member of any committee who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member, other than as a committee member. The term Independent member may but is not required to refer to an Independent Director who serves on a committee.

(t) "Industry Director" means a Director who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than 10% of the equity of a broker or dealer, and the broker or dealer accounts for more than 5% of the gross revenues received by the consolidated entity; (iii) owns more than 5% of the equity securities of any broker

or dealer, whose investments in brokers or dealers exceed 10% of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20% or more of the professional revenues received by the Director or 20% or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50% or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20% or more of the professional revenues received by the Director or member or 20% or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(u) "Industry member" means a member of any committee or hearing panel who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than 10% of the equity of a broker or dealer, and the broker or dealer accounts for more than 5% of the gross revenues received by the consolidated entity; (iii) owns more than 5% of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed 10% of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20% or more of the professional revenues received by the Director or 20% or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50% or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20% or more of the professional revenues received by the Director or member or 20% or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(v) "List of Candidates" means the list of nominees for Member Representative Director positions as nominated by the Member Nominating Committee and amended by petitions filed by Exchange Members. The List of Candidates is submitted to Exchange Members for the final selection of nominees to be elected by the LLC Member to serve as Member Representative Directors.

(w) "LLC Act" means the Delaware Limited Liability Company Act, 6 §18-101, et seq.

(x) "LLC Member" means any person who maintains a direct ownership interest in the Company. The sole LLC Member of the Company shall be Miami International Holdings, Inc.

(y) "Measurement Period" means the time period over which Units are vested.

(z) "Member Nominating Committee" means the Member Nominating Committee elected pursuant to these By-Laws.

(aa) "Member Representative Director" means a Director who has been elected by the LLC Member after having been nominated by the Member Nominating Committee or by an Exchange Member pursuant to these By-Laws and confirmed as the nominee of Exchange Members after majority vote of Exchange Members, if applicable. A Member Representative Director may, but is not required to be an officer, director, employee, or agent of an Exchange Member.

(bb) "Member Representative member" means a member of any committee or hearing panel appointed by the Board who has been elected or appointed after having been nominated by the Member Nominating Committee pursuant to these By-Laws and who is an officer, director, employee, or agent of an Exchange Member.

(cc) "MIAX PEARL Equities" means the market of the Exchange on which equity securities are traded.

(dd) "Nominating Committee" means the Nominating Committee elected pursuant to these By-Laws.

(ee) "Non-Industry Director" means a Director who is (i) an Independent Director; or (ii) any other individual who would not be an Industry Director.

(ff) "Non-Industry member" means a member of any committee who is (i) an Independent member; or (ii) any other individual who would not be an Industry member.

(gg) "Observer" has the meaning set forth in Article II, Section 2.2 of the By-Laws.

(hh) "Performance Criteria" means the trades on MIAX PEARL Equities in an amount equal to a percentage of the average daily volume for National Market System securities on MIAX PEARL Equities as reported by the Consolidated Tape Association (CTA) and Unlisted Traded Privileges (UTP) Plans, or any successor plans, for a specified Measurement Period in an amount such that the ERP Member earns Units during such specified Measurement Period and as more fully set forth in the ERP Agreement.

(ii) "person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

(jj) "person associated with an Exchange Member" or "associated person of an Exchange Member" means any partner, officer, or director of an Exchange Member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such Exchange Member, or any employee of such Exchange Member.

(kk) "Record Date" means a date at least thirty-five (35) days before the date announced as the date for the annual meeting of the LLC Member and set as the last date on which Exchange Members may petition to add to the List of Candidates and used to determine whether Exchange Members are entitled to vote on the final List of Candidates.

(ll) "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(mm) "Regulatory Funds" means fees, fines, or penalties derived from the regulatory operations of the Company. "Regulatory Funds" shall not be construed to include revenues derived from listing fees, market data revenues, transaction revenues, or any other aspect of the commercial operations of the Company, even if a portion of such revenues are used to pay costs associated with the regulatory operations of the Company.

(nn) "Rules" or "Exchange Rules" shall have the same meaning as set forth in Section 3(a)(27) of the Act.

(oo) "statutory disqualification" shall have the same meaning as in Section 3(a)(39) of the Act.

(pp) "Unit" means the securities issued pursuant to the ERP Agreement.

ARTICLE II
Board of Directors

Section 2.1 Powers

(a) The business and affairs of the Company shall be managed by its Board, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to these By-Laws or the Rules. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. To the fullest extent permitted by applicable law and these By-Laws, the Board may delegate any of its powers to a committee appointed pursuant to Article IV or to any officer, employee or agent of the Company.

(b) The Board shall have the power to adopt, amend or repeal the Rules in accordance with Article IX, Section 9.1.

(c) The Board may adopt such rules, regulations, and requirements for the conduct of the business and management of the Company, not inconsistent with law, the Certificate of Formation, the LLC Agreement or these By-Laws, as the Board may deem proper. A Director shall, in the performance of such Director's duties, be fully protected, to the fullest extent permitted by law, in relying in good faith upon the books of account or reports made to the Company by any of its officers, by an independent certified public accountant, by an appraiser selected with

reasonable care by the Board or any committee of the Board or by any agent of the Company, or in relying in good faith upon other records of the Company.

(d) In connection with managing the business and affairs of the Company, the Board shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Act, including, without limitation, the requirements that (i) the Rules shall be designed to protect investors and the public interest and (ii) the Company shall be so organized and have the capacity to carry out the purposes of the Act and to enforce compliance by its "members," as that term is defined in Section 3 of the Act (such statutory members being referred to in these By-Laws as "Exchange Members") and persons associated with Exchange Members, with the provisions of the Act, the rules and regulations under the Act, and the Rules of the Exchange. In furtherance of the foregoing, the Board shall, among other things, approve the Exchange's budget which shall be adequate for the operation of the Exchange and for the Exchange to carry out its responsibilities under the Act. In connection therewith, the Board shall approve the Exchange's regulatory budget which shall be adequate for the regulation of the Exchange.

(e) In light of the unique nature of the Company and its operations and in light of the Company's status as a self-regulatory organization, the Board shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, without limitation, to the extent deemed relevant: (i) the potential impact thereof on the integrity, continuity and stability of the national securities exchange operated by the Company and the other operations of the Company, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such would promote just and equitable principles of trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

Section 2.2 Composition of the Board and Observer Rights

(a) The number of Directors shall be not less than ten (10) including the Chief Executive Officer of the Company. The number of Directors may be fixed from time to time by the LLC Member at any time in its sole and absolute discretion, upon notice to all Directors subject to the minimum number provided for in this Section 2.2(a). No decrease in the number of Directors shall have the effect of shortening the term of any incumbent Director.

(b) At all times the Board of Directors shall consist of one (1) Director who is the Chief Executive Officer of the Company and sufficient numbers of Non-Industry (including Independent), Industry and Member Representative Directors to meet the following composition requirements:

(i) The number of Non-Industry Directors, including at least one Independent Director, shall equal or exceed the sum of the number of Industry Directors (including the ERP Directors) and Member Representative Directors elected pursuant to Article II, Section 2.4; and

(ii) The number of Member Representative Directors (which shall not include the ERP Directors) shall be at least twenty (20) percent of the Board.

(c) The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Member Representative, Non-Industry or Independent Director, if applicable, and the Secretary shall certify to the Nominating Committee or Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(d) A Director may not be subject to a statutory disqualification.

(e) Any ERP Member (either by itself or with its affiliates) that is not otherwise represented on the Board may have the right to nominate one (1) ERP Director or appoint an Observer to the Board of Directors. If at any time such ERP Member is otherwise able to nominate an ERP Director hereunder but is unable to fill such position as a result of such ERP Member already having a representative on the Board, such ERP Member will have the right to nominate such Director in accordance with this Article II, Section 2.2(e) upon the resignation or removal of such Director already serving on the Board. The ERP Member's right to nominate a Director or appoint an Observer pursuant to this Section 2.2(e) shall be perpetual, subject to the provisions of Section 2.3 below. The nominee shall be appointed at the first annual meeting of the Company following the Effective Date.

(f) If an ERP Director position needs to be added pursuant to Article II, Section 2.2(e), such ERP Director shall be nominated by the applicable ERP Member and elected by the LLC Member and additional Director positions shall be added and filled at the same time as the election of the new ERP Director, as required to comply with the requirements set forth in Article II, Section 2.2(a) and (b).

(g) As per Section 2.2(e), a person may be invited to attend meetings of the Board in a nonvoting observer capacity as follows ("Observers"):

(i) Any ERP Member that is not otherwise represented on the Board shall have the right to appoint one individual as an Observer. If the ERP Member is otherwise able to nominate an ERP Director, an Observer appointment would be in lieu of such ERP Director nomination.

(ii) The ERP Member's right to appoint an Observer pursuant to this Section 2.2(g) shall be perpetual, subject to the provisions of Section 2.3 below. An Observer may not be subject to a statutory disqualification.

(iii) The Company shall invite the Observers to attend all meetings of its Board of Directors in a nonvoting observer capacity and, in this respect, shall give such representative copies of all notices, minutes, consents, and other materials that it provides to its Directors at the same time and in the same manner as provided to such Directors; provided, however, that such

representative shall agree to hold in confidence and trust and to act in a fiduciary manner with respect to all information so provided; and provided further, that the Company reserves the right to withhold any information and to exclude such representative from any meeting or portion thereof if access to such information or attendance at such meeting could adversely affect the attorney-client privilege between the Company and its counsel or result in disclosure of trade secrets or a conflict of interest.

Section 2.3 Terms of Office

(a) The Board term of the Chief Executive Officer shall expire when such individual ceases to be Chief Executive Officer of the Company.

(b) Each of the Non-Industry and Industry Directors (including Member Representative Directors) other than the ERP Directors shall be divided into three (3) classes, designated Class I, Class II and Class III, which shall be as nearly equal in number and classification as the total number of such Directors then serving on the Board permits. Directors other than the Chief Executive Officer or the ERP Directors shall serve staggered three-year terms, with the term of office of one class expiring each year. A Director may serve for any number of terms, consecutive or otherwise. In order to commence such staggered three-year terms, Directors in Class I shall hold office until the second annual election of the Board of Directors, Directors in Class II shall initially hold office until the third annual election of the Board of Directors, and Directors in Class III shall initially hold office until the fourth annual election of the Board of Directors. Commencing with the second annual election of the Board of Directors, the term of office for each class of Directors elected at such time shall be three years from the date of their election. Notwithstanding the foregoing, in the case of any new Director as contemplated by Article II, Section 2.2(a), such Director shall be added to a class, as determined by the Board at the time of such Director's initial election or appointment, and shall have an initial term expiring at the same time as the term of the class to which such Director has been added. The Board term of the ERP Directors shall expire as set forth in Article II, Section 2.3 (c) and (d) below.

(c) In the event that an ERP Member (either by itself or with its affiliates) who has the right to nominate an ERP Director and which fails to meet its Performance Criteria for three consecutive Measurement Periods, the individual designated by the non-performing ERP Member shall immediately cease to be an ERP Director of the Company and such ERP Member shall cease to have the right to nominate an ERP Director. Notwithstanding the foregoing, in the event that the non-performing ERP Member satisfies the Performance Criteria for a subsequent Measurement Period, then such ERP Member may renominate an ERP Director for election at the immediately following annual meeting of the Company.

(d) An individual ERP Director or Observer position shall be immediately terminated following the transfer of common stock or warrants of the LLC Member acquired pursuant to the ERP Agreement by an ERP Member which, after giving effect to such transfer, results in such ERP Member holding less than 25% of the aggregate number of shares of common stock of the LLC Member issued or issuable pursuant to the Units acquired pursuant to the ERP Agreement collectively.

Section 2.4 Nomination and Election

(a) The Nominating Committee each year shall nominate Directors for each Director position standing for election at the annual meeting of the LLC Member that year. For positions requiring persons who qualify as Member Representative Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Section 2.4. For Director positions requiring persons who qualify as ERP Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the applicable ERP Members having the right to nominate such person pursuant to Article II, Section 2.2 of these By-Laws.

(b) The Member Nominating Committee shall consult with the Nominating Committee, the Chairman and Chief Executive Officer, and shall solicit comments from Exchange Members for the purpose of approving and submitting names of candidates for election to the position of Member Representative Director. A Member Representative Director may, but is not required to be an officer, director, employee, or agent of an Exchange Member.

(c) Not later than sixty (60) days prior to the date announced as the date for the annual meeting of the LLC Member, the Member Nominating Committee shall report to the Nominating Committee and the Secretary the initial nominees for Member Representative Director positions on the Board that have been approved and submitted by the Member Nominating Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("Petition Candidates" for purposes of this Section 2.4) for the Member Representative Director positions by delivering to the Secretary, at least thirty-five (35) days before the date announced as the date for the annual meeting of the LLC Member (the "Record Date" for purposes of this Section 2.4), a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Member Representative Director positions to be filled. No Exchange Member, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(d) Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member).

(e) If no valid petitions from Exchange Members are received by the Record Date, the initial nominees approved and submitted by the Member Nominating Committee shall be nominated as Member Representative Directors by the Nominating Committee. If one or more valid petitions from Exchange Members are received by the Record Date, the Secretary shall include such additional nominees, along with the initial nominees nominated by the Member Nominating Committee, on a list of nominees (the "List of Candidates"). Upon completion, the List of Candidates shall be sent by the Secretary to all Exchange Members that were Exchange

Members on the Record Date, by any means, including electronic transmission, to confirm the nominees for the Member Representative Director positions. The List of Candidates shall be accompanied by a notice regarding the time and date of an election to be held at least twenty (20) days prior to the annual LLC Member meeting to confirm the Exchange Members' selections of nominees for Member Representative Directors.

(f) With respect to the election held to determine the final nomination of Member Representative Directors, each Exchange Member shall have the right to cast one (1) vote for each available Member Representative Director nomination; provided, however, that any such vote must be cast for a person on the List of Candidates and that no Exchange Member, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by written ballot, electronic transmission or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 5:00 p.m. Eastern Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Candidates who receive the most votes shall be selected as the nominees for the Member Representative Director positions to be elected by the LLC Member. Tie votes by the Exchange Members shall be decided by the Member Nominating Committee.

Section 2.5 [Reserved]

Section 2.6 Chairman of the Board

The Board shall appoint one of the Directors to serve as the Chairman of the Board ("Chairman"). The Chairman shall preside at all meetings of the Board at which the Chairman is present; provided, however, that if the Chairman is the Chief Executive Officer he or she shall not participate in executive sessions of the Board. The Chairman shall exercise such other powers and perform such other duties as may be assigned to the Chairman from time to time by the Board. If the Chairman is the Chief Executive Officer, the Board of Directors shall designate a Lead Director from among the Board's Independent Directors to preside over executive sessions of the Board. The Board shall publicly disclose the identity of the Lead Director, if any, and the means by which interested parties may communicate with such Lead Director.

Section 2.7 Vice Chairman

Each year following the annual election of the Directors, the Board may select a Vice Chairman of the Board (the "Vice Chairman") to serve for a term of one year and until a successor is elected or appointed and qualified. The Vice Chairman shall (i) preside over the meetings of the Board in the event the Chairman of the Board is absent or unable to do so, and (ii) exercise such other powers and perform such other duties as are delegated to the Vice Chairman of the Board by the Board.

Section 2.8 Vacancies

(a) Whenever any Director position becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal, or resignation, the Nominating Committee shall nominate, and the LLC Member shall elect, a person satisfying the classification (Industry, Non-Industry, or Independent Director), if applicable, for the directorship as provided in Article II, Section 2.2(b) to fill such vacancy; *provided*, however, that if the remaining term of office of a Member Representative Director at the time of such Director's termination is not more than six months, during the period of vacancy the Board shall not be deemed to be in violation of Article II, Section 2.2(b) by virtue of such vacancy.

(b) If the LLC Member fills a vacancy resulting from a Member Representative Director position becoming vacant prior to the expiration of such Member Representative Director's term, or resulting from the creation of an additional Member Representative Director position required by an increase in the size of the Board, then the LLC Member shall follow the procedures set forth in this Section 2.8(b). In such an event, the Member Nominating Committee shall either (i) recommend an individual to the LLC Member to be elected to fill such vacancy or (ii) provide a list of recommended individuals to the LLC Member from which the LLC Member shall elect the individual to fill such vacancy. The LLC Member shall elect, pursuant to this Section 2.8(b), only individuals recommended by the Member Nominating Committee.

(c) If an ERP Director position becomes vacant for a reason other than failure by an ERP Member to meet its Performance Criteria as set forth in Article II, Section 2.3(c), then the LLC Member shall follow the procedures set forth in this Section 2.8(c). In such an event, the Nominating Committee shall recommend an individual to the LLC Member to be elected to fill such vacancy that has been nominated by the applicable ERP Member having the right to nominate such person pursuant to Article II, Section 2.2 of these By-Laws. The LLC Member shall elect, pursuant to this Section 2.8(c), only individuals recommended by the Nominating Committee.

Section 2.9 Removal and Resignation

(a) Except as hereinafter provided, any Director may be removed or expelled with or without cause by the LLC Member, and may be removed by the Board of Directors in the manner provided by Article II, Section 2.9(b) below; provided, however, that any Member Representative Director or ERP Director may only be removed for cause, which shall include, without limitation, such Director being subject to a statutory disqualification.

(b) A Director shall be removed immediately upon a determination by the Board, by a majority vote of the remaining Directors: (i) that the Director no longer satisfies the classification for which the Director was elected; and (ii) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Article II, Section 2.2(b).

(c) Any Director may resign at any time either upon notice of resignation to the Chairman of the Board, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance

of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 2.10 Place of Meetings; Mode

Any meeting of the Board may be held at such place, within or without the State of Delaware, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting will be held at the principal business office of the Company. Members of the Board or any committee of the Board may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 2.11 Regular Meetings

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board.

Section 2.12 Special Meetings

(a) Special meetings of the Board may be called on a minimum of two (2) days' notice to each Director by the Chairman, the Chief Executive Officer or the President, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

(b) The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting. Notice of any special meeting shall be given to each Director at his or her business address or such other address as he or she may have advised the Secretary to use for such purpose. If delivered, notice shall be deemed to be given when delivered to such address or to the Director to be notified. If mailed, such notice shall be deemed to be given five (5) business days after deposit in the United States mail, postage prepaid, of a letter addressed to the appropriate location. Notice may also be given by telephone, electronic transmission or other means not specified in this section, and in each such case shall be deemed to be given when actually received by the Director to be notified.

Section 2.13 Exchange Member Meetings

The Company shall not be required to hold meetings of the Exchange Members.

Section 2.14 Voting, Quorum and Action by the Board

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at

any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Formation, the LLC Agreement or these By-Laws.

Section 2.15 Presumption of Assent

A Director of the Company who is present at a duly convened meeting of the Board or of a committee of the Board at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent or election to abstain shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent or election to abstain to such action with the person acting as the secretary of the meeting before the adjournment of the meeting or shall forward such dissent or election to abstain by registered or certified mail to the Secretary of the Company immediately after the adjournment of the meeting. Such right to dissent or abstain shall not apply to a Director who voted in favor of such action.

Section 2.16 Action in Lieu of Meeting

Unless otherwise restricted by statute, the Certificate of Formation, the LLC Agreement or these By-Laws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

Section 2.17 Waiver of Notice

(a) Whenever notice is required to be given by law, the Certificate of Formation, the LLC Agreement or these By-Laws, a waiver thereof by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board, or members of a committee, need be specified in any waiver of notice.

(b) Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 2.18 Compensation of Board and Committee Members

The Board may provide for reasonable compensation of the Chairman, the Directors and the members of committees. The Board may also provide for reimbursement of reasonable expenses incurred by such persons in connection with the business of the Company.

Section 2.19 Interpretation of By-Laws

The Board shall have the power to interpret these By-Laws and any interpretation made by it shall be final and conclusive.

Section 2.20 Conflicts of Interest; Contracts and Transactions Involving Directors

(a) A Director or a member of any committee may not participate in the consideration or decision of any matter relating to a particular Exchange Member, company, or individual if such Director or committee member has a material interest in, or a professional, business, or personal relationship with, that Exchange Member, company, or individual, or if such participation shall create an appearance of impropriety. In any such case, the Director or committee member shall recuse himself or herself or shall be disqualified. If a member of the Board or any committee is recused from consideration of a matter, any decision on the matter shall be by a vote of a majority of the remaining members of the Board or applicable committee.

(b) No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association, or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason if: (i) the material facts pertaining to such Director's or officer's relationship or interest and the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or (ii) the material facts are disclosed or become known to the Board or committee after the contract or transaction is entered into, and the Board or committee in good faith ratifies the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum.

ARTICLE III
The LLC Member

Section 3.1 Annual Meeting; Election of Directors and Other Matters

The annual meeting of the LLC Member shall be held at such place and time as determined by the Board for the purpose of electing Directors and members of the Nominating Committee and Member Nominating Committee, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting.

Section 3.2 Special Meetings

Special meetings of the LLC Member, for any purpose or purposes, may be called by the Chairman, the Board, the Chief Executive Officer or the President, and shall be called by the Secretary at the request in writing of the LLC Member. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of the LLC Member shall be limited to the purpose(s) stated in the notice of the meeting.

Section 3.3 Action in Lieu of Meeting

Any action upon which a vote of the LLC Member is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the LLC Member.

Section 3.4 Assignment

The LLC Member may not transfer or assign in whole or in part its limited liability company interest in the Company to any entity, unless such transfer or assignment shall be filed with and approved by the Commission under Section 19 of the Exchange Act and the rules promulgated thereunder.

ARTICLE IV
Committees

Section 4.1 Designation of Committees

(a) **Committees of the Board**. The committees of the Board shall consist of a Compensation Committee, an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, and such other committees as may be provided in these By-Laws or the Rules or as may be from time to time established by the Board. Committees shall have such authority as is vested in them by these By-Laws or the Rules, or as is delegated to them by the Board. All committees are subject to the control and supervision of the Board.

(b) **Committees of the Exchange.** The Exchange also shall have such other committees as may be provided in these By-Laws or the Rules or as may be from time to time created by the Board. Except as may be otherwise provided in these By-Laws, the Rules or the resolution of the Board establishing any such other committee, the Chairman or his or her designee, with the approval of the Board, shall appoint the members of such Exchange committees (other than the committees of the Board) and may designate, with the approval of the Board, a Chairman thereof. Except as may be otherwise provided in these By-Laws or the Rules, the Chairman or his or her designee may, at any time, with or without cause, remove any member of any such Exchange committee.

Section 4.2 Board Committees - Appointment and Removal; Vacancies; Term

(a) Except as may be otherwise provided in these By-Laws, the Rules or the resolution of the Board establishing any committee, the Chairman, with the approval of the Board, shall appoint, consistent with these By-Laws, the members of all committees of the Board, and the Chairman may, at any time, with or without cause, remove any member of a committee so appointed, with the approval of the Board. Each committee shall be comprised of at least three (3) people and except as provided in these By-Laws may include persons who are not members of the Board; provided, however, that such committee members who are not also members of the Board shall only participate in committee actions to the extent permitted by law. In appointing members

to committees of the Board, the Chairman is responsible for determining that any such committee meets the composition requirements set forth in this Article IV.

(b) Upon request of the Secretary, each prospective committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective committee member's classification as an Industry, Non-Industry, or Independent member. The Secretary shall certify to the Board each prospective committee member's classification. Such committee members shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information. A committee member may not be subject to a statutory disqualification.

(c) The term of office of a committee member shall terminate immediately upon a determination by the Board, by a majority vote of the Directors, (i) that the committee member no longer satisfies the classification for which the committee member was selected; and (ii) that the committee member's continued service as such would violate the compositional requirements of such committee set forth in this Article IV.

(d) Any vacancy occurring in a committee shall be filled by the Chairman for the remainder of the term, with the approval of the Board.

(e) Except as otherwise provided by the By-Laws, members of a committee shall hold office for a one-year period.

Section 4.3 Conduct of Proceedings

Except as otherwise provided in these By-Laws, the Rules, the Charter of the committee or by the Board by resolution, each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. In the absence of any such established procedures, each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these By-Laws. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 4.4 Voting, Quorum and Action by Committees

Each committee member shall be entitled to one (1) vote. Unless otherwise required by the By-Laws, the Rules or the Charter of the committee, the presence of a majority of the number of committee members serving on a committee shall constitute a quorum for the transaction of business of such committee. If a quorum shall not be present at any meeting of a committee, the committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the committee members present at any meeting at which there is a quorum shall be the act of such committee except as may be otherwise specifically provided by statute or these By-Laws, the Rules or the Charter of the committee.

Section 4.5 Specified Board Committees

(a) **Compensation Committee**. The Chairman, with the approval of the Board, shall appoint a Compensation Committee consisting of Non-Industry Directors. The Compensation Committee shall consider and recommend compensation policies, programs, and practices for officers and other employees of the Company.

(b) **Audit Committee**. The Chairman, with the approval of the Board, shall appoint an Audit Committee consisting of Directors. A majority of the Audit Committee members shall be Non-Industry Directors. A Non-Industry Director shall serve as Chairman of the Audit Committee. The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (i) provide oversight over the Company's financial reporting process and the financial information that is provided to the LLC Member and others; (ii) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; and (iii) direct and oversee all the activities of the Company's internal audit function, including but not limited to management's responsiveness to internal audit recommendations. The Audit Committee shall have exclusive authority to: (i) hire or terminate the head of the Company's Internal Audit Department; (ii) determine the compensation of the head of the Internal Audit Department; and (iii) determine the budget for the Internal Audit Department. The Internal Audit Department and its head shall report directly to the Audit Committee. The Audit Committee may, in its discretion, direct that the Internal Audit Department also report to senior management of the Company on matters the Audit Committee deems appropriate and may request that senior management of the Company perform such operational oversight as necessary and proper, consistent with preservation of the independence of the internal audit function.

(c) **Regulatory Oversight Committee**. The Chairman, with the approval of the Board, shall appoint a Regulatory Oversight Committee consisting of Non-Industry Directors. The Regulatory Oversight Committee shall oversee the adequacy and effectiveness of Exchange's regulatory and self-regulatory organization responsibilities, and shall be responsible for assessing the Exchange's regulatory performance and recommending compensation and personnel actions involving the Chief Regulatory Officer and senior regulatory personnel to the Board's Compensation Committee for action. The Regulatory Oversight Committee shall also assist the Board and committees of the Board in reviewing the regulatory plan and the overall effectiveness of Exchange's regulatory functions. In furtherance of its functions, the Regulatory Oversight Committee (i) shall review the Exchange's regulatory budget, which shall be approved by the Board of Directors, and shall specifically inquire into the adequacy of resources available in the budget for regulatory activities; and (ii) shall meet regularly with the Chief Regulatory Officer in executive session.

(d) **Appeals Committee**. The Chairman, with the approval of the Board, shall appoint an Appeals Committee. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules. The Appeals Committee shall consist of one Independent Director, one Industry Director, and one Member Representative Director. If the Independent Director recuses himself or herself from an appeal, due to a conflict of interest or otherwise, such Independent Director may be replaced by a

Non-Industry Director for purposes of the applicable appeal if there is no other Independent Director able to serve as the replacement.

(e) **Executive Committee**. The Chairman, with the approval of the Board, may appoint an Executive Committee consisting of Directors, which shall, to the fullest extent permitted by Delaware law and other applicable law, have and be permitted to exercise all the powers and authority of the Board in the management of the business and affairs of the Company between meetings of the Board. The number of Non-Industry Directors on the Executive Committee shall equal or exceed the number of Industry Directors on the Executive Committee. The percentage of Independent Directors on the Executive Committee shall be at least as great as the percentage of Independent Directors on the whole Board, and the percentage of Member Representative Directors on the Executive Committee shall be at least as great as the percentage of Member Representative Directors on the whole Board.

(f) **Finance Committee**. The Chairman, with the approval of the Board, may appoint a Finance Committee consisting of Directors. A majority of the Finance Committee members shall be Non–Industry Directors. The Finance Committee shall advise the Board with respect to the oversight of the financial operations and conditions of the Company, including recommendations for Company's annual operating and capital budgets.

Section 4.6 Quality of Markets Committee.

The Chairman, with the approval of the Board, shall appoint a Quality of Markets Committee. The Quality of Markets Committee shall provide advice and guidance to the Board on issues relating to the fairness, integrity, efficiency and competitiveness of the information, order handling and execution mechanisms of the Exchange from the perspective of investors, both individual and institutional, retail firms, market making firms, Exchange listed companies and other market participants. The Quality of Markets Committee shall include broad representation of participants in the Exchange, including investors, market makers, integrated retail firms and order entry firms. The Quality of Markets Committee shall include a number of Member Representative members that is equal to at least 20 percent of the total number of members of the Quality of Markets Committee. The number of Non-Industry members of the Quality of Markets Committee shall equal or exceed the sum of the number of Industry members and Member Representative members.

Section 4.7 Business Conduct Committee

There shall be a Business Conduct Committee which shall not be a Board Committee but shall be a committee of the Exchange. The Chairman shall appoint a Business Conduct Committee composed of such number of Exchange Members and individuals who are not Exchange Members as the Chairman shall deem necessary, none of whom shall be Directors. The Business Conduct Committee or any panel thereof shall include at least one officer, director or employee of an Exchange Member.

The jurisdiction, function and powers shall be exercised by the Business Conduct Committee in accordance with the provisions set forth in the Exchange Rules.

ARTICLE V
Nominating Committees

Section 5.1 Election of Nominating Committee and Member Nominating Committee

The Nominating Committee and the Member Nominating Committee shall each be elected on an annual basis by vote of the LLC Member. The LLC Member shall appoint the initial Nominating Committee and Member Nominating Committee consistent with the compositional requirements of this Article V within fifteen (15) days after the Exchange's application for registration as a national securities exchange is granted. Because the first annual meeting of the LLC Member is intended to be held within ninety (90) days after the Exchange's application for registration as a national securities exchange is granted, the initial Nominating Committee and Member Nominating Committee shall serve until the second annual meeting of the LLC Member. Not later than sixty (60) days prior to the date announced as the date for each annual meeting of the LLC Member commencing with the second annual meeting of the LLC Member, the Nominating Committee and the Member Nominating Committee shall nominate candidates to serve on the succeeding year's Nominating Committee and Member Nominating Committee, as applicable, and notify the Secretary of such nominees. Such candidates shall be voted on by the LLC Member at the annual meeting of the LLC Member. Additional candidates for the Member Nominating Committee may be nominated and elected pursuant to the same process as provided for in Article II, Section 2.4.

Section 5.2 Nominating Committee

The Nominating Committee shall nominate candidates for election to the Board at the annual LLC Member meeting and all other vacant or new Director positions on the Board. The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of Article II, Section 2.2(b). The number of Non-Industry members on the Nominating Committee shall equal or exceed the number of Industry members on the Nominating Committee. A Nominating Committee member may not simultaneously serve on the Nominating Committee and the Board, unless such member is in his or her final year of service on the Board, and following that year, that member may not stand for election to the Board until such time as he or she is no longer a member of the Nominating Committee. No more than one (1) member of the Nominating Committee shall be a current Director, and such Director shall be a Non-Industry Director.

Section 5.3 Member Nominating Committee

The Member Nominating Committee shall nominate candidates for each Member Representative Director position on the Board that is to be elected by Exchange Members or the LLC Member under the terms of these By-Laws. Each member of the Member Nominating Committee shall be a Member Representative member and shall not be required to be a Director of the Company.

ARTICLE VI
Officers, Agents and Employees

Section 6.1 General

The officers of the Company shall include a Chief Executive Officer, a President, a Chief Financial Officer, a Chief Regulatory Officer, a Secretary, a Treasurer, and such other officers as in the Board's opinion are desirable for the conduct of the business of the Company, including but not limited to a Vice Chairman. Any two or more offices may be held by the same person, except that the offices of the President and Secretary may not be held by the same person. No person that is subject to any statutory disqualification may be an officer of the Company.

Section 6.2 Appointment and Tenure

Each officer of the Company shall be appointed by the Board on an annual basis, and shall hold office until his or her successor is appointed and qualified or until his or her earlier death, disability, disqualification, removal or resignation. An officer may serve for any number of terms, consecutive or otherwise.

Section 6.3 Resignation and Removal of Officers; Vacancies

(a) Any officer may resign at any time upon notice of resignation to the Chairman and Chief Executive Officer, the President, or the Secretary. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein, or if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

(b) Any officer of the Company may be removed, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of the affected officer, if any, with the Company.

(c) Vacancies in any office of the Company may be filled for the unexpired term by the Board.

Section 6.4 Compensation

The Compensation of the Chairman, the Vice Chairman and the Chief Executive Officer shall be fixed by the Compensation Committee. The salaries of all other officers and agents of the Company shall be fixed by the Chief Executive Officer, in consultation with the Compensation Committee.

Section 6.5 Powers and Duties; Delegation

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such

authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

Section 6.6 Chief Executive Officer

The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 6.7 President

The President shall, in the absence of the Chairman, the Vice Chairman and Chief Executive Officer, preside at all meetings of the Board at which the President is present. The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board.

Section 6.8 Vice President

The Board shall appoint one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President’s title as the Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the Chief Executive Officer or the President. The term “Vice President” used in this Section shall include the positions of Executive Vice President, Senior Vice President, and Vice President.

Section 6.9 Chief Financial Officer

The Chief Financial Officer shall perform such duties and possess such powers as the Board or the Chief Executive Officer may from time to time prescribe. The Chief Financial Officer shall have the custody of the Company's funds and securities; shall keep full and accurate all books and accounts of the Company as shall be necessary or desirable in accordance with applicable law or generally accepted accounting principles; shall deposit all monies and other valuable effects in the name and to the credit of the Company as may be ordered by the Chief Executive Officer or the Board; shall cause the funds of the Company to be disbursed when such disbursements have

been duly authorized, taking proper vouchers for such disbursements; and shall render to the Board, at its regular meeting or when the Board so requires, an account of the Company.

Section 6.10 Chief Regulatory Officer

An officer of the Company with the position of Vice President, Senior Vice President or Executive Vice President shall be designated as the Chief Regulatory Officer of the Company. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company's surveillance, examination, and enforcement functions and for administering any regulatory services agreements with another self-regulatory organization to which the Company is a party. The Chief Regulatory Officer shall report to the Regulatory Oversight Committee. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may, but is not required to, also serve as the General Counsel of the Company.

Section 6.11 Secretary

The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

Section 6.12 Assistant Secretary

In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

Section 6.13 Treasurer

The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise

such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

Section 6.14 Assistant Treasurer

In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.

ARTICLE VII
Indemnification and Insurance

Section 7.1 Right to Indemnification

Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or an officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of any other corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to any employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent authorized by the LLC Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than the LLC Act permitted the Company to provide prior to such amendment), against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement) reasonably incurred by such indemnitee in connection therewith; provided, however, that except as provided in Section 7.3 with respect to proceedings seeking to enforce rights to indemnification, the Company shall indemnify any such indemnitee seeking indemnification in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors.

Section 7.2 Right to Advancement of Expenses

The right to indemnification conferred in Section 7.1 shall include the right to be paid by the Company the expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the LLC Act requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Company of an undertaking (hereinafter an "undertaking"), by or

on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section 7.2 or otherwise.

Section 7.3 Right of Indemnitee to Bring Suit

If a claim under Section 7.1 or Section 7.2 is not paid in full by the Company within thirty (30) days after a written claim has been received by the Company, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall also be entitled to be paid the expense of prosecuting or defending such suit.

In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right of an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the Company shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the LLC Act. Neither the failure of the Company (including its Board of Directors, independent legal counsel or the LLC Member) to have made a determination prior to the commencement of such action that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Act, nor an actual determination by the Company (including its Board of Directors, independent legal counsel or the LLC Member) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VII or otherwise shall be on the Company.

Section 7.4 Non-Exclusivity of Rights

The right to indemnification and the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the LLC Agreement, provision of these By-Laws, agreement, vote of the LLC Member or disinterested directors or otherwise.

Section 7.5 Insurance

The Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust

or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the law.

Section 7.6 Indemnification of Employees and Agents of the Company

The Company may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to the advancement of expenses, to any employee or agent of the Company to the fullest extent of the provisions of this Article VII with respect to the indemnification and advancement of expenses of directors and officers of the Company.

Section 7.7 Contract Rights

The rights to indemnification and to the advancement of expenses conferred in Section 7.1 and Section 7.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

Section 7.8 Company Not Liable

Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member growing out of the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its subsidiaries.

ARTICLE VIII
Amendments; Emergency By-Laws

Section 8.1 By the LLC Member or Board

These By-Laws may be altered, amended, or repealed, or new By-Laws may be adopted, (i) by the written consent of the LLC Member, or (ii) at any regular or special meeting of the Board by a resolution adopted by the Board.

Section 8.2 Emergency By-Laws

The Board may adopt emergency By-Laws subject to repeal or change by action of the LLC Member which shall, notwithstanding any different provision of law, the Certificate of Formation, the LLC Agreement or these By-Laws, be operative during any emergency resulting from any nuclear or atomic disaster, an attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action. Such emergency By-Laws may make any provision that may be practicable and necessary under the circumstances of the emergency.

Section 8.3 Authority to Take Action Under Extraordinary Market Conditions

The Board, or such person or persons as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding:

(a) the trading in or operation of the national securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system or any or all persons or the trading therein of any or all securities; and

(b) the operation of any or all systems of Exchange Members, if, in the opinion of the Board or the person or persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.

Section 8.4 Commission Approval

Before any amendment to, alteration or repeal of any provision of the By-Laws of the Company under this Article VIII shall be effective, those changes shall be submitted to the Board and if the same must be filed with or filed with and approved by the Commission, then the proposed changes to the By-Laws of the Company shall not become effective until filed with or filed with and approved by the Commission, as the case may be.

ARTICLE IX
Exchange Authorities

Section 9.1 Rules

The Board, acting in accordance with the terms of these By-Laws and the Rules, shall be vested with all powers necessary for the government of the Company as an "exchange" within the meaning of the Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and in general to carry out the purposes of the Company and of the Act, the Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time to time, deem necessary or appropriate. If any such rules or amendments thereto are approved by the Commission or otherwise become effective as provided in the Act, they shall become operative Exchange Rules as of the date of Commission approval or effectiveness under the Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of these By-Laws and the Act, to administer, enforce, interpret, issue exemptions from, suspend, or cancel any Rules adopted hereunder.

Section 9.2 Disciplinary Proceedings

(a) The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their associated persons.

(b) The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension, or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions, and operations of an Exchange Member, or any other fitting sanction, and to impose appropriate sanctions applicable to persons associated with Exchange Members, including censure, fine, suspension, or barring a person associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions, and operations of a person associated with an Exchange Member, or any other fitting sanction, for:

(i) a breach by an Exchange Member or a person associated with an Exchange Member of any covenant with the Company or its LLC Member;

(ii) violation by an Exchange Member or a person associated with an Exchange Member of any of the terms, conditions, covenants, and provisions of the By-Laws, the Rules, or the federal securities laws, including the rules and regulations adopted thereunder;

(iii) failure by an Exchange Member or person associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Rules; (B) appear or produce any document in the Exchange Member's or person's possession or control as directed pursuant to the Rules; (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv) failure by an Exchange Member or person associated with an Exchange Member to adhere to any ruling, order, direction, or decision of or to pay any sanction, fine, or costs imposed by the Board or any entity to which the Board has delegated its powers.

Section 9.3 Membership Qualifications

(a) The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members, and persons associated with applicants or Exchange Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability, and such other qualifications as the Board finds necessary or desirable.

(b) The Board may from time to time make such changes in such rules, regulations, and standards as it deems necessary or appropriate.

(c) Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming an Exchange market maker, shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

Section 9.4 Fees, Dues, Assessments, and Other Charges

The Board shall have authority to fix and levy the amount of fees, dues, assessments, and other charges to be paid by Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls; provided, however, that such fees, dues, assessments, and other charges shall be equitably allocated among Exchange Members and any other persons using any facility or system that the Company operates or controls. Any Regulatory Funds will not be used for non-regulatory purposes or distributed to the LLC Member, but rather, shall be applied to fund the legal and regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

ARTICLE X
Miscellaneous Provisions

Section 10.1 Operational Date of Exchange

The Company has been formed in anticipation of its registration by the Commission as a national securities exchange. During the period between formation and the first date on which the Company commences operating a national securities exchange (the "Operational Date"):

(a) references in the Agreement and By-Laws to "the national securities exchange operated by the Company" shall be construed as references to "the national securities exchange to be operated by the Company"; and

(b) the Board of Directors of the Company may appoint members of the committees to be established under the By-Laws, but shall not be required to appoint all such committee members until the date immediately prior to the Operational Date.

Section 10.2 Fiscal Year

The fiscal year of the Company shall be as determined from time to time by the Board.

Section 10.3 Participation in Board and Committee Meetings

All meetings of the Board (and any committees of the Company) pertaining to the self-regulatory function of the Company (including disciplinary matters) shall be closed to all persons other than members of the Board, Observers, officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of Miami International Holdings, Inc. who are not also members of the Board, Observers, or any officers, staff, counsel or advisors of Miami International Holdings, Inc. who are not also officers, staff, counsel or advisors of the Company (or any committees of the Company), be allowed to participate in any meetings of the Board (or any committee of the Company) pertaining to the self-regulatory function of the Company (including disciplinary matters).

Section 10.4 Books and Records; Confidentiality of Information and Records Relating to SRO Function

The books and records of the Company shall be maintained at a location within the United States. All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Company, members of the Board, Observers, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 10.5 Execution of Instruments, Contracts, etc.

(a) All checks, drafts, bills of exchange, notes, or other obligations or orders for the payment of money shall be signed in the name of the Company by such officer or officers or person or persons as the Board, or a duly authorized committee thereof, may from time to time designate. Except as otherwise provided by law, the Board, any committee given specific authority in the premises by the Board, or any committee given authority to exercise generally the powers of the Board during intervals between meetings of the Board may authorize any officer, employee, or agent, in the name of and on behalf of the Company, to enter into or execute and deliver deeds, bonds, mortgages, contracts, and other obligations or instruments, and such authority may be general or confined to specific instances.

(b) All applications, written instruments, and papers required by any department of the United States government or by any state, county, municipal, or other governmental authority may be executed in the name of the Company by any officer of the Company, or, to the extent designated for such purpose from time to time by the Board, by an employee or agent of the Company. Such designation may contain the power to substitute, in the discretion of the person named, one or more other persons.

Section 10.6 Power to Vote Stock

Unless otherwise instructed by the Board, the Chairman or the Chief Executive Officer of the Company shall have the power and authority on behalf of the Company to attend and to vote at any meeting of the stockholders, partners or equity holders of any corporation, partnership or any other entity in which the Company may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board may from time to time confer like powers upon any other person or persons.

Section 10.7 Severability

If any provision of these By-Laws, or the application of any provision of these By-Laws to any person or circumstances, is held invalid, the remainder of these By-Laws and the application of such provision to other persons or circumstances shall not be affected.

Effective Date: February 11, 2021

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:06 AM 11/12/2020
FILED 10:06 AM 11/12/2020
SR 20208354510 - File Number 6528291

AMENDED AND RESTATED
CERTIFICATE OF FORMATION
OF
MIAX EMERALD, LLC

This filing has been executed and filed in accordance with Section 18-208 of the Limited Liability Company Act. This document is being executed for the purpose of amending and restating the original Certificate of Formation, filed on January 30, 2018, under file number: 6528291.

1. The name of the limited liability company is **MIAX Emerald, LLC** (the "Company").

2. The address of the registered office of the Company in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle, ZIP Code 19801, and the name of the registered agent at such address for service of process is The Corporation Trust Company.

3. This Certificate shall be effective upon filing.

4. The duration of this limited liability company will be perpetual.

IN WITNESS WHEREOF, the undersigned, an authorized person, has signed this certificate this 12th day of November, 2020.

MIAX EMERALD, LLC

By: Barbara J. Comly
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

SECOND AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
MIAX EMERALD, LLC
(a Delaware limited liability company)

Miami International Holdings, Inc., a Delaware corporation, the sole member (the "LLC Member") of **MIAX Emerald, LLC**, a Delaware limited liability company (the "Company"), pursuant to and in accordance with the Delaware Limited Liability Company Act, 6 Del.C. § 18-101, et seq. (the "LLC Act"), hereby declares the following to be the Second Amended and Restated Limited Liability Company Agreement (the "LLC Agreement") of the Company which amends and restates in its entirety the Amended and Restated Limited Liability Company Agreement dated December 21, 2018 of the Company. Capitalized terms not otherwise defined herein shall have the meanings set forth on Schedule A to this LLC Agreement.

Section 1. Formation of the Company. The Company has been formed as a limited liability company under the LLC Act by the filing of a Certificate of Formation with the Office of the Secretary of State of the State of Delaware. The LLC Member agrees to be bound by and comply with the provisions thereof and hereof.

Section 2. Name. The name of the Company is "MIAX Emerald, LLC".

Section 3. Principal Place of Business. The location of the principal place of business of the Company shall be 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540, or such other place as determined by the Board of Directors from time to time.

Section 4. Registered Office; Registered Agent. The registered office of the Company required by the LLC Act to be maintained in the State of Delaware shall be 1209 Orange Street in the City of Wilmington, County of New Castle, ZIP Code 19801 or such other office as the Board of Directors may designate from time to time. The registered agent for the Company shall be The Corporation Trust Company or such other registered agent as the Board of Directors may designate from time to time.

Section 5. Term. The Company shall continue until the Company is terminated in accordance with the provisions of this LLC Agreement.

Section 6. LLC Member. Miami International Holdings, Inc. is the sole LLC Member of the Company. The mailing address of the LLC Member is 7 Roszel Road, Suite 1A, Princeton, NJ 08504.

Section 7. Purpose of the Company. The purpose of the Company shall be to conduct the operations of an "exchange" within the meaning of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and to conduct any lawful business or activity whatsoever, as permitted by applicable law and as determined from time to time by the board of directors of the Company (the "Board of Directors").

Section 8. **Powers.** The Company, and the Board of Directors and the Officers of the Company on behalf of the Company, (i) shall have and exercise all powers necessary, convenient or incidental to accomplish its purposes as set forth in Section 7 and (ii) shall have and exercise all of the powers and rights conferred upon limited liability companies formed pursuant to the LLC Act.

Section 9. **Management.**

(a) Board of Directors. The business and affairs of the Company shall be managed by or under the direction of a Board of Directors. Each Director is hereby designated as a "manager" within the meaning of the LLC Act. All Directors shall be elected by the LLC Member in the manner described in the By-Laws (as defined below). Each Director shall execute and deliver an instrument accepting such appointment and agreeing to be bound by all the terms and conditions of this LLC Agreement and the By-Laws. A Director need not be an LLC Member or an Exchange Member.

(b) Powers. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. The Board of Directors has the authority to bind the Company.

(c) By-Laws. The Company, the LLC Member and the Board of Directors have adopted the By-Laws of the Company, as the same may be amended from time to time in accordance with the terms therein and in this LLC Agreement (the "By-Laws"). Each member of the Board of Directors, each Officer and the LLC Member shall be subject to the express provisions of this LLC Agreement and of the By-Laws. In case of any conflict between the provisions of this LLC Agreement and any provisions of the By-Laws, the provisions of this LLC Agreement shall control.

(d) Directors as Agents. To the extent of their powers set forth in this LLC Agreement, the Directors are agents of the Company for the purpose of the Company's business, and the actions of the Directors taken in accordance with such powers set forth in this LLC Agreement shall bind the Company. Notwithstanding the last sentence of Section 18-402 of the LLC Act, except as provided in this LLC Agreement, the By-Laws or in a resolution of the Directors, a Director may not bind the Company.

Section 10. **Officers.**

(a) Officers of the Company. Except as provided herein, the Board may, from time to time as it deems advisable, select natural persons who are employees or agents of the Company and designate them as officers of the Company (the "Officers") and assign titles (including, without limitation, Chief Executive Officer, Vice President, Chief Financial Officer, Chief Regulatory Officer, Secretary and Treasurer) to any such person. The Board may appoint such other Officers and agents as it shall deem necessary or advisable who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from

time to time by the Board. The salaries of all Officers and agents of the Company shall be fixed by or in the manner prescribed by the By-Laws. The Officers of the Company shall hold office until their successors are chosen and qualified. Any Officer may be removed at any time, with or without cause, by the Board. Any vacancy occurring in any office of the Company shall be filled by the Board.

(b) Officers as Agents. The Officers, to the extent of their powers set forth in this LLC Agreement, the By-Laws or otherwise vested in them by action of the Board not inconsistent with this LLC Agreement, are agents of the Company for the purpose of the Company's business, and the actions of the Officers taken in accordance with such powers shall bind the Company.

(c) Duties of Board and Officers. Except to the extent otherwise modified herein, each Director and Officer shall have a fiduciary duty of loyalty and care similar to that of directors and officers of business corporations organized under the General Corporation Law of the State of Delaware.

Section 11. Advisory Board. The LLC Member may appoint any person or persons to act in an advisory capacity to the Company. Such a group shall be known as the Advisory Board.

Section 12. Limited Liability. Except as otherwise expressly provided by the LLC Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise (including, without limitation, those arising as member, owner or shareholder of another company, partnership or entity), shall be the debts, obligations and liabilities solely of the Company, and neither the LLC Member nor any Director or Officer shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being an LLC Member or Director or Officer of the Company.

Section 13. Capital Contributions. The LLC Member has contributed to the Company the amounts set forth in the books and records of the Company.

Section 14. Additional Contributions. The LLC Member is not required to make any additional capital contribution to the Company. However, the LLC Member may make additional capital contributions to the Company at any time upon the consent of such LLC Member. To the extent that the LLC Member makes an additional capital contribution to the Company, the LLC Member shall revise the books and records of the Company. The provisions of this LLC Agreement, including this Section 14, are intended to benefit the LLC Member and, to the fullest extent permitted by law, shall not be construed as conferring any benefit upon any creditor of the Company (and no such creditor of the Company shall be a third-party beneficiary of this LLC Agreement), and the LLC Member shall not have any duty or obligation to any creditor of the Company to make any contribution to the Company or to issue any call for capital pursuant to this LLC Agreement.

Section 15. Allocation of Profits and Losses. The Company's profits and losses shall be allocated to the LLC Member.

Section 16. Distributions. Distributions shall be made to the LLC Member at the times and in the aggregate amounts determined by the Board. Notwithstanding any provision to the contrary contained in this LLC Agreement, (i) the Company shall not be required to make a distribution to the LLC Member on account of its interest in the Company if such distribution would violate the LLC Act or any other applicable law, and (ii) the Company shall not make a distribution to the LLC Member using Regulatory Funds.

Section 17. Books and Records.

(a) The Board shall keep or cause to be kept complete and accurate books of account and records with respect to the Company's business. The books and records of the Company shall at all times be maintained by the Board at a location within the United States. The LLC Member and its duly authorized representatives shall have the right to examine the Company books, records and documents during normal business hours. The Company, and the Board on behalf of the Company, shall not have the right to keep confidential from the LLC Member any information that the Board would otherwise be permitted to keep confidential from the LLC Member pursuant to Section 18-305(c) of the LLC Act. The Company's books of account shall be kept using the method of accounting determined by the LLC Member. The Company's independent auditor shall be an independent public accounting firm selected by the Board.

(b) All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Company, members of the Board, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 18. Reports. The Board shall, after the end of each fiscal year, use reasonable efforts to cause the Company's independent accountants to prepare and transmit to the LLC Member as promptly as possible any such tax information as may be reasonably necessary to enable the LLC Member to prepare its federal, state and local income tax returns relating to such fiscal year.

Section 19. Other Business. Unless otherwise restricted by law, the LLC Member, and any Officer, Director, employee or agent of the Company and any Affiliate of the LLC Member may engage in or possess an interest in other business ventures (unconnected with the Company) of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this LLC Agreement.

Section 20. Exculpation and Indemnification.

(a) Neither the LLC Member nor any Officer, Director, employee or agent of the Company nor any employee, representative, agent or affiliate of the LLC Member (collectively, the "Covered Persons") shall be liable to the Company or any other Person who is bound by this LLC Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this LLC Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's willful misconduct.

(b) To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this LLC Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under this Section 20 by the Company shall be provided out of and to the extent of Company assets only, and the LLC Member shall not have personal liability on account thereof.

(c) To the fullest extent permitted by applicable law, expenses (including reasonable legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in this Section 20.

(d) A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities or any other facts pertinent to the existence and amount of assets from which distributions to the LLC Member might properly be paid.

(e) To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this LLC Agreement shall not be liable to the Company or to any other Covered Person who is bound by this LLC Agreement for its good faith reliance on the provisions of this LLC Agreement or any approval or authorization granted by the Company or any other Covered Person.

(f) The foregoing provisions of this Section 20 shall survive any termination of this LLC Agreement and are in addition to any indemnification of Covered Persons provided

by any agreement between the Company and a Covered Person, the By-Laws, by statute, or otherwise.

Section 21. Assignments. The LLC Member may assign, in whole or in part, its limited liability company interest in the Company (the "LLC Interest"); provided, however, such assignment will be subject to prior approval by the Securities and Exchange Commission (the "Commission") pursuant to the rule filing procedure under Section 19 of the Exchange Act. The assignment of the LLC Interest shall entitle the assignee to exercise the rights of the LLC Member of the Company under this LLC Agreement and to enjoy all of the benefits of the LLC Interest.

Section 22. Dissolution.

(a) The Company shall be dissolved and its affairs shall be wound up upon the first to occur of the following: (i) the consent of the LLC Member and a majority of the whole Board, (ii) the termination of the legal existence of the LLC Member or the occurrence of any other event that terminates the continued membership of the LLC Member in the Company unless the Company is continued without dissolution in a manner permitted by this LLC Agreement or the LLC Act or (iii) the entry of a decree of judicial dissolution under Section 18-802 of the LLC Act.

(b) Notwithstanding any other provision of this LLC Agreement, the Bankruptcy of the LLC Member shall not cause the LLC Member to cease to be an LLC Member of the Company and upon the occurrence of such an event, the Company shall continue without dissolution.

(c) In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority, set forth in Section 18-804 of the LLC Act.

(d) The Company shall terminate when (i) all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company, shall have been distributed to the LLC Member in the manner provided for in this LLC Agreement and (ii) the Certificate of Formation shall have been canceled in the manner required by the LLC Act.

Section 23. Benefits of LLC Agreement - No Third-Party Rights. None of the provisions of this LLC Agreement shall be for the benefit of or enforceable by any creditor of the Company or by any creditor of the LLC Member. Nothing in this LLC Agreement shall be deemed to create any right in any Person (other than Covered Persons and to the extent provided in Article II of the By-Laws, Exchange Members) not a party hereto, and this LLC Agreement shall not be construed in any respect to be a contract in whole or in part for the benefit of any third Person (other than the Covered Persons and to the extent provided in Article II of the By-Laws, Exchange Members).

Section 24. Severability of Provisions. Each provision of this LLC Agreement shall be considered severable and if for any reason any provision or provisions herein are determined to

be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this LLC Agreement which are valid, enforceable and legal.

Section 25. Entire LLC Agreement. This LLC Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof.

Section 26. Binding Agreement. Notwithstanding any other provision of this LLC Agreement, the LLC Member agrees that this LLC Agreement constitutes a legal, valid and binding agreement of the LLC Member and is enforceable against the LLC Member, in accordance with its terms.

Section 27. Governing Law. This LLC Agreement shall be governed by and construed under the laws of the State of Delaware (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

Section 28. Amendments.

(a) This LLC Agreement may be modified, altered, supplemented or amended by a resolution adopted by the Board and a written agreement executed and delivered by the LLC Member.

(b) Before any amendment to, or repeal of, any provision of this LLC Agreement shall be effective, those changes shall be submitted to the Board of Directors of the Company and if such amendment or repeal must be filed with or filed with and approved by the Commission, then the proposed changes to this LLC Agreement shall not become effective until filed with or filed with and approved by the Commission, as the case may be.

Section 29. Notices. Any notices required to be delivered hereunder shall be in writing and personally delivered, mailed or sent by telecopy, electronic mail or other similar form of rapid transmission, and shall be deemed to have been duly given upon receipt (i) in the case of the Company, to the Company at its address in Section 3, (ii) in the case of the LLC Member, to the LLC Member at its address as set forth in Section 6, and (iii) in the case of either of the foregoing, at such other address as may be designated by written notice to the other party.

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Second Amended and Restated Limited Liability Company Agreement as of the 12th day of November, 2020.

MEMBER:

MIAMI INTERNATIONAL HOLDINGS, INC.

By: /s/ Thomas P. Gallagher
Thomas P. Gallagher
Chairman and Chief Executive Officer

SCHEDULE A

Definitions

A. Definitions

When used in this LLC Agreement, the following terms not otherwise defined herein have the following meanings:

An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

"Bankruptcy" means, with respect to any Person, if (A) such Person (i) makes an assignment for the benefit of creditors, (ii) files a voluntary petition in bankruptcy, (iii) is adjudged a bankrupt or insolvent, or has entered against it an order for relief, in any bankruptcy or insolvency proceedings, (iv) files a petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or regulation, (v) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against it in any proceeding of this nature, or (vi) seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of the Person or of all or any substantial part of its properties; or (B) (i) 120 days after the commencement of any proceeding against the Person seeking reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or regulation, the proceeding has not been dismissed, or (ii) within 90 days after the appointment without such Person's consent or acquiescence of a trustee, receiver or liquidator of such Person or of all or any substantial part of its properties, the appointment is not vacated or stayed, or within 90 days after the expiration of any such stay, the appointment is not vacated. The foregoing definition of "Bankruptcy" is intended to replace and shall supersede and replace the definition of "Bankruptcy" set forth in Sections 18-101(1) and 18-304 of the LLC Act.

"Board" or "Board of Directors" means the Board of Directors of the Company.

"By-Laws" has the meaning set forth in Section 9(c).

"Certificate of Formation" means the Certificate of Formation of the Company filed with the Secretary of State of the State of Delaware on January 30, 2018, as amended or amended and restated from time to time.

"Commission" means the Securities and Exchange Commission.

"Company" means MIAX Emerald, LLC, a Delaware limited liability company.

"Covered Persons" has the meaning set forth in Section 20.

"Directors" means the Persons elected or appointed to the Board of Directors from time to time in accordance with this LLC Agreement and the By-Laws, in their capacity as managers of the Company.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a member of the Company by reason of being an Exchange Member.

"LLC Act" has the meaning set forth in the preamble to this LLC Agreement.

"LLC Agreement" means this Limited Liability Company Agreement of the Company, together with the schedules attached hereto, as amended, restated, supplemented or otherwise modified from time to time.

"LLC Interest" has the meaning set forth in Section 21.

"LLC Member" means Miami International Holdings, Inc., as the sole member of the Company.

"Officer" means an officer of the Company described in Section 10.

"Person" means any individual, corporation, partnership, joint venture, limited liability company, limited liability partnership, association, joint stock company, trust, unincorporated organization or other organization, whether or not a legal entity, and any governmental authority.

"Regulatory Funds" means fees, fines, or penalties derived from the regulatory operations of the Company. "Regulatory Funds" shall not be construed to include revenues derived from listing fees, market data revenues, transaction revenues, or any other aspect of the commercial operations of the Company, even if a portion of such revenues are used to pay costs associated with the regulatory operations of the Company.

B. Rules of Construction

Definitions in this LLC Agreement apply equally to both the singular and plural forms of the defined terms. The words "include" and "including" shall be deemed to be followed by the phrase "without limitation." The terms "herein," "hereof" and "hereunder" and other words of similar import refer to this LLC Agreement as a whole and not to any particular Section, paragraph or subdivision. The Section titles appear as a matter of convenience only and shall not affect the interpretation of this LLC Agreement. All Section, paragraph, clause, Exhibit or Schedule references not attributed to a particular document shall be references to such parts of this LLC Agreement.

AMENDED AND RESTATED
BY-LAWS
OF
MIAX EMERALD, LLC
(a Delaware limited liability company)

These Amended and Restated By-Laws have been established as the By-Laws of **MIAX Emerald, LLC**, a Delaware limited liability company (the "Company"), pursuant to the Limited Liability Company Agreement of the Company (as amended from time to time, the "LLC Agreement"), and, together with the LLC Agreement, constitute the limited liability company agreement of the Company within the meaning of the LLC Act (as defined in the LLC Agreement). In the event of any inconsistency between the LLC Agreement and these By-Laws, the provision of the LLC Agreement shall control.

ARTICLE I
Definitions

When used in these By-Laws, unless the context otherwise requires, the terms set forth below shall have the following meanings:

(a) "Act" means the Securities Exchange Act of 1934, as amended.

(b) An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(c) "Board" or "Board of Directors" means the Board of Directors of the Company.

(d) "broker" shall have the same meaning as in Section 3(a)(4) of the Act.

(e) "Certificate of Formation" means the Certificate of Formation of the Company filed with the office of the Secretary of State of the State of Delaware on January 30, 2018, as amended or amended and restated from time to time.

(f) "Commission" means the Securities and Exchange Commission.

(g) "Company" means MIAX Emerald, LLC, a Delaware limited liability company.

(h) "day" means calendar day.

(i) "dealer" shall have the same meaning as in Section 3(a)(5) of the Act.

(j) "Director" means the persons elected or appointed to the Board of Directors from time to time in accordance with the LLC Agreement and these By-Laws in their capacity as managers of the Company.

(k) “Effective Date” means the date of effectiveness of these By-Laws.

(l) “Exchange” means the national securities exchange operated by the Company.

(m) “Exchange Contract” means a contract that is then listed for trading by the Exchange or that is contemplated by the then current business plan of the Company to be listed for trading by the Exchange within ninety (90) days following such date.

(n) “Exchange Member” means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a member of the Company by reason of being an Exchange Member. An Exchange Member will have the status of a “member” of the Exchange as that term is defined in Section 3(a)(3) of the Act.

(o) “Executive Representative” means the person identified to the Company by an Exchange Member as the individual authorized to represent, vote, and act on behalf' of the Exchange Member. An Exchange Member may change its Executive Representative or appoint a substitute for its Executive Representative upon giving notice thereof to the Secretary of the Company via electronic process or such other process as the Company may prescribe. An Executive Representative of an Exchange Member or a substitute shall be a member of senior management of the Exchange Member.

(p) “Independent Director” means a Director who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member; *provided*, however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is a Director of the Company or its LLC Member.

(q) “Independent member” means a member of any committee who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member, other than as a committee member. The term Independent member may but is not required to refer to an Independent Director who serves on a committee.

(r) “Industry Director” means a Director who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than 10% of the equity of a broker or dealer, and the broker or dealer accounts for more than 5% of the gross revenues received by the consolidated entity; (iii) owns more than 5% of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed 10% of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20% or more of the professional revenues received by the Director or 20% or more of the gross revenues received by the Director’s firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50% or

more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20% or more of the professional revenues received by the Director or member or 20% or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(s) "Industry member" means a member of any committee or hearing panel who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than 10% of the equity of a broker or dealer, and the broker or dealer accounts for more than 5% of the gross revenues received by the consolidated entity; (iii) owns more than 5% of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed 10% of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20% or more of the professional revenues received by the Director or 20% or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50% or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20% or more of the professional revenues received by the Director or member or 20% or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(t) "List of Candidates" means the list of nominees for Member Representative Director positions as nominated by the Member Nominating Committee and amended by petitions filed by Exchange Members. The List of Candidates is submitted to Exchange Members for the final selection of nominees to be elected by the LLC Member to serve as Member Representative Directors.

(u) "LLC Act" means the Delaware Limited Liability Company Act, 6 §18-101, et seq.

(v) "LLC Member" means any person who maintains a direct ownership interest in the Company. The sole LLC Member of the Company shall be Miami International Holdings, Inc.

(w) "Member Nominating Committee" means the Member Nominating Committee elected pursuant to these By-Laws.

(x) "Member Representative Director" means a Director who has been appointed as such to the initial Board of Directors pursuant to Article II, Section 2.5 of these By-Laws, or elected by the LLC Member after having been nominated by the Member Nominating Committee or by an Exchange Member pursuant to these By-Laws and confirmed as the nominee of Exchange Members after majority vote of Exchange Members, if applicable. A Member Representative

Director may, but is not required to be an officer, director, employee, or agent of an Exchange Member.

(y) "Member Representative member" means a member of any committee or hearing panel appointed by the Board who has been elected or appointed after having been nominated by the Member Nominating Committee pursuant to these By-Laws and who is an officer, director, employee, or agent of an Exchange Member.

(z) "Nominating Committee" means the Nominating Committee elected pursuant to these By-Laws.

(aa) "Non-Industry Director" means a Director who is (i) an Independent Director; or (ii) any other individual who would not be an Industry Director.

(bb) "Non-Industry member" means a member of any committee who is (i) an Independent member; or (ii) any other individual who would not be an Industry member.

(cc) "person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

(dd) "person associated with an Exchange Member" or "associated person of an Exchange Member" means any partner, officer, or director of an Exchange Member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such Exchange Member, or any employee of such Exchange Member.

(ee) "Record Date" means a date at least thirty-five (35) days before the date announced as the date for the annual meeting of the LLC Member and set as the last date on which Exchange Members may petition to add to the List of Candidates and used to determine whether Exchange Members are entitled to vote on the final List of Candidates.

(ff) "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(gg) "Regulatory Funds" means fees, fines, or penalties derived from the regulatory operations of the Company. "Regulatory Funds" shall not be construed to include revenues derived from listing fees, market data revenues, transaction revenues, or any other aspect of the commercial operations of the Company, even if a portion of such revenues are used to pay costs associated with the regulatory operations of the Company.

(hh) "Rules" or "Exchange Rules" shall have the same meaning as set forth in Section 3(a)(27) of the Act.

(ii) "statutory disqualification" shall have the same meaning as in Section 3(a)(39) of the Act.

ARTICLE II
Board of Directors

Section 2.1 Powers

(a) The business and affairs of the Company shall be managed by its Board, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to these By-Laws or the Rules. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. To the fullest extent permitted by applicable law and these By-Laws, the Board may delegate any of its powers to a committee appointed pursuant to Article IV or to any officer, employee or agent of the Company.

(b) The Board shall have the power to adopt, amend or repeal the Rules in accordance with Article IX, Section 9.1.

(c) The Board may adopt such rules, regulations, and requirements for the conduct of the business and management of the Company, not inconsistent with law, the Certificate of Formation, the LLC Agreement or these By-Laws, as the Board may deem proper. A Director shall, in the performance of such Director's duties, be fully protected, to the fullest extent permitted by law, in relying in good faith upon the books of account or reports made to the Company by any of its officers, by an independent certified public accountant, by an appraiser selected with reasonable care by the Board or any committee of the Board or by any agent of the Company, or in relying in good faith upon other records of the Company.

(d) In connection with managing the business and affairs of the Company, the Board shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Act, including, without limitation, the requirements that (i) the Rules shall be designed to protect investors and the public interest and (ii) the Company shall be so organized and have the capacity to carry out the purposes of the Act and to enforce compliance by its "members," as that term is defined in Section 3 of the Act (such statutory members being referred to in these By-Laws as "Exchange Members") and persons associated with Exchange Members, with the provisions of the Act, the rules and regulations under the Act, and the Rules of the Exchange. In furtherance of the foregoing, the Board shall, among other things, approve the Exchange's budget which shall be adequate for the operation of the Exchange and for the Exchange to carry out its responsibilities under the Act. In connection therewith, the Board shall approve the Exchange's regulatory budget which shall be adequate for the regulation of the Exchange.

(e) In light of the unique nature of the Company and its operations and in light of the Company's status as a self-regulatory organization, the Board shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, without limitation, to the extent deemed relevant: (i) the potential impact thereof on the integrity, continuity and stability of the national securities exchange operated by the Company and the other operations of the Company, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such would promote just and equitable principles of

trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

Section 2.2 Composition of the Board

(a) The number of Directors shall be not less than ten (10) including the Chief Executive Officer of the Company. The number of Directors may be fixed from time to time by the LLC Member at any time in its sole and absolute discretion, upon notice to all Directors subject to the minimum number provided for in this Section 2.2(a). No decrease in the number of Directors shall have the effect of shortening the term of any incumbent Director.

(b) At all times the Board of Directors shall consist of one (1) Director who is the Chief Executive Officer of the Company and sufficient numbers of Non-Industry (including Independent), Industry and Member Representative Directors to meet the following composition requirements:

(i) The number of Non-Industry Directors, including at least one Independent Director, shall equal or exceed the sum of the number of Industry Directors and Member Representative Directors elected pursuant to Article II, Section 2.4 or Section 2.5; and

(ii) The number of Member Representative Directors shall be at least twenty (20) percent of the Board.

(c) The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Member Representative, Non-Industry or Independent Director, if applicable, and the Secretary shall certify to the Nominating Committee or Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(d) A Director may not be subject to a statutory disqualification.

(e) The current Board of Directors consists of the Directors elected by the LLC Member and set forth on Schedule C to the LLC Agreement (the "Current Directors"). In addition to the Current Directors, interim Member Representative Directors shall be elected to the Board of Directors pursuant to the provisions set forth in Article II, Section 2.5 below (the "Interim Member Representative Directors"). The Current Directors and the Interim Member Representative Directors (together, the "Interim Directors") shall not be divided into classes as set forth in Section 2.3(b) and shall serve only until the first annual meeting of the LLC Member following the approval of the Company as a national securities exchange by the Commission, which meeting shall be held within ninety (90) days after the Exchange's application for registration as a national securities exchange is granted.

Section 2.3 Terms of Office

(a) The Board term of the Chief Executive Officer shall expire when such individual ceases to be Chief Executive Officer of the Company.

(b) Each of the Non-Industry and Industry Directors (including Member Representative Directors) shall be divided into three (3) classes, designated Class I, Class II and Class III, which shall be as nearly equal in number and classification as the total number of such Directors then serving on the Board permits. Directors other than the Chief Executive Officer shall serve staggered three-year terms, with the term of office of one class expiring each year. A Director may serve for any number of terms, consecutive or otherwise. In order to commence such staggered three-year terms, Directors in Class I shall hold office until the second annual election of the Board of Directors, Directors in Class II shall initially hold office until the third annual election of the Board of Directors, and Directors in Class III shall initially hold office until the fourth annual election of the Board of Directors. Commencing with the second annual election of the Board of Directors, the term of office for each class of Directors elected at such time shall be three years from the date of their election. Notwithstanding the foregoing, in the case of any new Director as contemplated by Article II, Section 2.2(a), such Director shall be added to a class, as determined by the Board at the time of such Director's initial election or appointment, and shall have an initial term expiring at the same time as the term of the class to which such Director has been added.

Section 2.4 Nomination and Election

(a) The Nominating Committee each year shall nominate Directors for each Director position standing for election at the annual meeting of the LLC Member that year. For positions requiring persons who qualify as Member Representative Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Section 2.4.

(b) The Member Nominating Committee shall consult with the Nominating Committee, the Chairman and Chief Executive Officer, and shall solicit comments from Exchange Members for the purpose of approving and submitting names of candidates for election to the position of Member Representative Director. A Member Representative Director may, but is not required to be an officer, director, employee, or agent of an Exchange Member.

(c) Not later than sixty (60) days prior to the date announced as the date for the annual meeting of the LLC Member, the Member Nominating Committee shall report to the Nominating Committee and the Secretary the initial nominees for Member Representative Director positions on the Board that have been approved and submitted by the Member Nominating Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("Petition Candidates" for purposes of this Section 2.4) for the Member Representative Director positions by delivering to the Secretary, at least thirty-five (35) days before the date announced as the date for the annual meeting of the LLC Member (the "Record Date" for purposes of this Section 2.4), a written petition, which shall designate the

candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Member Representative Director positions to be filled. No Exchange Member, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(d) Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member).

(e) If no valid petitions from Exchange Members are received by the Record Date, the initial nominees approved and submitted by the Member Nominating Committee shall be nominated as Member Representative Directors by the Nominating Committee. If one or more valid petitions from Exchange Members are received by the Record Date, the Secretary shall include such additional nominees, along with the initial nominees nominated by the Member Nominating Committee, on a list of nominees (the "List of Candidates"). Upon completion, the List of Candidates shall be sent by the Secretary to all Exchange Members that were Exchange Members on the Record Date, by any means, including electronic transmission, to confirm the nominees for the Member Representative Director positions. The List of Candidates shall be accompanied by a notice regarding the time and date of an election to be held at least twenty (20) days prior to the annual LLC Member meeting to confirm the Exchange Members' selections of nominees for Member Representative Directors.

(f) With respect to the election held to determine the final nomination of Member Representative Directors, each Exchange Member shall have the right to cast one (1) vote for each available Member Representative Director nomination; provided, however, that any such vote must be cast for a person on the List of Candidates and that no Exchange Member, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by written ballot, electronic transmission or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 5:00 p.m. Eastern Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Candidates who receive the most votes shall be selected as the nominees for the Member Representative Director positions to be elected by the LLC Member. Tie votes by the Exchange Members shall be decided by the Member Nominating Committee.

Section 2.5 Interim Directors

(a) The Interim Directors of the Board of Directors shall be appointed by the LLC Member and shall serve until the first annual meeting of the LLC Member following the approval of the Company as a national securities exchange by the Commission, which meeting shall be held within ninety (90) days after the Exchange's application for registration as a national securities

exchange is granted. The Interim Member Representative Directors shall be appointed in accordance with the provisions of this Section 2.5.

(b) The Interim Member Representative Directors shall be appointed by the LLC Member by a consent in writing signed by the LLC Member pursuant to the provisions of Article III, Section 3.3 below and in accordance with this Section 2.5 (the "LLC Member Consent"). At least thirty (30) days prior to the date announced as the effective date for the LLC Member Consent (the "Consent Date"), the LLC Member shall report to the Secretary the initial nominees for Interim Member Representative Director positions on the Board that have been approved and submitted by the LLC Member (the "Initial Interim Member Representative Director Nominees"). At least twenty five (25) days prior to the Consent Date the Secretary shall notify the Exchange Member Applicants of those Initial Interim Member Representative Director Nominees (the "Interim Member Representative Director Nominee Notice"). Exchange Member Applicants may identify other candidates ("Interim Member Representative Director Petition Candidates" for purposes of this Section 2.5) for the Interim Member Representative Director positions by delivering to the Secretary, no later than fourteen (14) days after the date of the Interim Member Representative Director Nominee Notice (the "Interim Record Date" for purposes of this Section 2.5), a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Member Applicants. An Exchange Member Applicant may endorse as many candidates as there are Interim Member Representative Director positions to be filled. No Exchange Member Applicant, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member Applicant, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded. Exchange Member Applicants means persons and entities who have submitted the Initial Documents for membership in the Exchange, who would meet the qualifications for membership based on the information contained in the Initial Documents. Initial Documents means: either the Exchange Membership Pre-Application Survey or the Exchange Participant Connectivity Request Form.

(c) Each petition for an Interim Member Representative Director Petition Candidate must include a completed questionnaire used to gather information concerning Interim Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member Applicant).

(d) If no valid petitions from Exchange Member Applicants are received by the Interim Record Date, the Initial Interim Member Representative Director Nominees approved and submitted by the LLC Member pursuant to Section 2.5(b) shall be nominated as Interim Member Representative Directors. If one or more valid petitions from Exchange Member Applicants are received by the Interim Record Date, the Secretary shall include such additional nominees, along with the Initial Interim Member Representative Director Nominees, on a list of nominees (the "List of Interim Member Representative Director Candidates"). Upon completion, the List of Interim Member Representative Director Candidates shall be sent by the Secretary to all Exchange Member Applicants that were Exchange Member Applicants on the Interim Record Date by electronic transmission to confirm the nominees for the Interim Member Representative Director positions. The List of Interim Candidates shall be accompanied by a notice regarding the time and date of an election (the "Interim Election Notice") to be held electronically no sooner than five (5)

days after the Interim Election Notice is delivered to confirm the Exchange Member Applicants' selections of nominees for Interim Member Representative Directors.

(e) With respect to the election held to determine the final nomination of Interim Member Representative Directors, each Exchange Member Applicant shall have the right to cast one (1) vote for each available Interim Member Representative Director nomination; provided, however, that any such vote must be cast for a person on the List of Interim Candidates and that no Exchange Member Applicant, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member Applicant, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by electronic transmission as set forth in a notice to the Exchange Member Applicants sent by the Company prior to such election. Only votes received prior to 5:00 p.m. Eastern Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Interim Candidates who receive the most votes shall be selected as the nominees for the Interim Member Representative Director positions to be elected by the LLC Member pursuant to the Consent on the Consent Date.

(f) In the event of a tie vote for two or more Interim Member Representative Director positions, the tie will be broken by lot in a manner determined by the LLC Member.

Section 2.6 Chairman of the Board

The Board shall appoint one of the Directors to serve as the Chairman of the Board ("Chairman"). The Chairman shall preside at all meetings of the Board at which the Chairman is present; provided, however, that if the Chairman is the Chief Executive Officer he or she shall not participate in executive sessions of the Board. The Chairman shall exercise such other powers and perform such other duties as may be assigned to the Chairman from time to time by the Board. If the Chairman is the Chief Executive Officer, the Board of Directors shall designate a Lead Director from among the Board's Independent Directors to preside over executive sessions of the Board. The Board shall publicly disclose the identity of the Lead Director, if any, and the means by which interested parties may communicate with such Lead Director.

Section 2.7 Vice Chairman

Each year following the annual election of the Directors, the Board may select a Vice Chairman of the Board (the "Vice Chairman") to serve for a term of one year and until a successor is elected or appointed and qualified. The Vice Chairman shall (i) preside over the meetings of the Board in the event the Chairman of the Board is absent or unable to do so, and (ii) exercise such other powers and perform such other duties as are delegated to the Vice Chairman of the Board by the Board.

Section 2.8 Vacancies

(a) Whenever any Director position becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal, or resignation, the Nominating Committee shall nominate, and the LLC Member shall elect, a

person satisfying the classification (Industry, Non-Industry, or Independent Director), if applicable, for the directorship as provided in Article II, Section 2.2(b) to fill such vacancy; *provided*, however, that if the remaining term of office of a Member Representative Director at the time of such Director's termination is not more than six months, during the period of vacancy the Board shall not be deemed to be in violation of Article II, Section 2.2(b) by virtue of such vacancy.

(b) If the LLC Member fills a vacancy resulting from a Member Representative Director position becoming vacant prior to the expiration of such Member Representative Director's term, or resulting from the creation of an additional Member Representative Director position required by an increase in the size of the Board, then the LLC Member shall follow the procedures set forth in this Section 2.8(b). In such an event, the Member Nominating Committee shall either (i) recommend an individual to the LLC Member to be elected to fill such vacancy or (ii) provide a list of recommended individuals to the LLC Member from which the LLC Member shall elect the individual to fill such vacancy. The LLC Member shall elect, pursuant to this Section 2.8(b), only individuals recommended by the Member Nominating Committee.

Section 2.9 Removal and Resignation

(a) Except as hereinafter provided, any Director may be removed or expelled with or without cause by the LLC Member, and may be removed by the Board of Directors in the manner provided by Article II, Section 2.9(b) below; provided, however, that any Member Representative Director may only be removed for cause, which shall include, without limitation, such Director being subject to a statutory disqualification.

(b) A Director shall be removed immediately upon a determination by the Board, by a majority vote of the remaining Directors: (i) that the Director no longer satisfies the classification for which the Director was elected; and (ii) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Article II, Section 2.2(b).

(c) Any Director may resign at any time either upon notice of resignation to the Chairman of the Board, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 2.10 Place of Meetings; Mode

Any meeting of the Board may be held at such place, within or without the State of Delaware, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting will be held at the principal business office of the Company. Members of the Board or any committee of the Board may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 2.11 Regular Meetings

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board.

Section 2.12 Special Meetings

(a) Special meetings of the Board may be called on a minimum of two (2) days' notice to each Director by the Chairman, the Chief Executive Officer or the President, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

(b) The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting. Notice of any special meeting shall be given to each Director at his or her business address or such other address as he or she may have advised the Secretary to use for such purpose. If delivered, notice shall be deemed to be given when delivered to such address or to the Director to be notified. If mailed, such notice shall be deemed to be given five (5) business days after deposit in the United States mail, postage prepaid, of a letter addressed to the appropriate location. Notice may also be given by telephone, electronic transmission or other means not specified in this section, and in each such case shall be deemed to be given when actually received by the Director to be notified.

Section 2.13 Exchange Member Meetings

The Company shall not be required to hold meetings of the Exchange Members.

Section 2.14 Voting, Quorum and Action by the Board

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Formation, the LLC Agreement or these By-Laws.

Section 2.15 Presumption of Assent

A Director of the Company who is present at a duly convened meeting of the Board or of a committee of the Board at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent or election to abstain shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent or election to abstain to such action with the person acting as the secretary of the meeting before the adjournment of the meeting or shall forward such dissent or election to abstain by registered or

certified mail to the Secretary of the Company immediately after the adjournment of the meeting. Such right to dissent or abstain shall not apply to a Director who voted in favor of such action.

Section 2.16 Action in Lieu of Meeting

Unless otherwise restricted by statute, the Certificate of Formation, the LLC Agreement or these By-Laws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

Section 2.17 Waiver of Notice

(a) Whenever notice is required to be given by law, the Certificate of Formation, the LLC Agreement or these By-Laws, a waiver thereof by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board, or members of a committee, need be specified in any waiver of notice.

(b) Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 2.18 Compensation of Board and Committee Members

The Board may provide for reasonable compensation of the Chairman, the Directors and the members of committees. The Board may also provide for reimbursement of reasonable expenses incurred by such persons in connection with the business of the Company.

Section 2.19 Interpretation of By-Laws

The Board shall have the power to interpret these By-Laws and any interpretation made by it shall be final and conclusive.

Section 2.20 Conflicts of Interest; Contracts and Transactions Involving Directors

(a) A Director or a member of any committee may not participate in the consideration or decision of any matter relating to a particular Exchange Member, company, or individual if such Director or committee member has a material interest in, or a professional, business, or personal relationship with, that Exchange Member, company, or individual, or if such participation shall create an appearance of impropriety. In any such case, the Director or committee member shall recuse himself or herself or shall be disqualified. If a member of the Board or any committee is recused from consideration of a matter, any decision on the matter shall be by a vote of a majority of the remaining members of the Board or applicable committee.

(b) No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association, or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason if: (i) the material facts pertaining to such Director's or officer's relationship or interest and the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or (ii) the material facts are disclosed or become known to the Board or committee after the contract or transaction is entered into, and the Board or committee in good faith ratifies the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum.

ARTICLE III
The LLC Member

Section 3.1 Annual Meeting; Election of Directors and Other Matters

(a) The annual meeting of the LLC Member shall be held at such place and time as determined by the Board for the purpose of electing Directors and members of the Nominating Committee and Member Nominating Committee, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting.

(b) The Interim Directors, including the Interim Member Representative Directors, shall be appointed prior to the Company's commencement of operations as an Exchange. The first annual meeting of the LLC Member shall be held within ninety (90) days after the Company's application for registration as a national securities exchange is granted.

Section 3.2 Special Meetings

Special meetings of the LLC Member, for any purpose or purposes, may be called by the Chairman, the Board, the Chief Executive Officer or the President, and shall be called by the Secretary at the request in writing of the LLC Member. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of the LLC Member shall be limited to the purpose(s) stated in the notice of the meeting.

Section 3.3 Action in Lieu of Meeting

Any action upon which a vote of the LLC Member is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the LLC Member.

Section 3.4 Assignment

The LLC Member may not transfer or assign in whole or in part its limited liability company interest in the Company to any entity, unless such transfer or assignment shall be filed with and approved by the Commission under Section 19 of the Exchange Act and the rules promulgated thereunder.

ARTICLE IV
Committees

Section 4.1 Designation of Committees

(a) **Committees of the Board**. The committees of the Board shall consist of a Compensation Committee, an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, and such other committees as may be provided in these By-Laws or the Rules or as may be from time to time established by the Board. Committees shall have such authority as is vested in them by these By-Laws or the Rules, or as is delegated to them by the Board. All committees are subject to the control and supervision of the Board.

(b) **Committees of the Exchange.** The Exchange also shall have such other committees as may be provided in these By-Laws or the Rules or as may be from time to time created by the Board. Except as may be otherwise provided in these By-Laws, the Rules or the resolution of the Board establishing any such other committee, the Chairman or his or her designee, with the approval of the Board, shall appoint the members of such Exchange committees (other than the committees of the Board) and may designate, with the approval of the Board, a Chairman thereof. Except as may be otherwise provided in these By-Laws or the Rules, the Chairman or his or her designee may, at any time, with or without cause, remove any member of any such Exchange committee.

Section 4.2 Board Committees - Appointment and Removal; Vacancies; Term

(a) Except as may be otherwise provided in these By-Laws, the Rules or the resolution of the Board establishing any committee, the Chairman, with the approval of the Board, shall appoint, consistent with these By-Laws, the members of all committees of the Board, and the Chairman may, at any time, with or without cause, remove any member of a committee so appointed, with the approval of the Board. Each committee shall be comprised of at least three (3) people and except as provided in these By-Laws may include persons who are not members of the Board; provided, however, that such committee members who are not also members of the Board shall only participate in committee actions to the extent permitted by law. In appointing members to committees of the Board, the Chairman is responsible for determining that any such committee meets the composition requirements set forth in this Article IV.

(b) Upon request of the Secretary, each prospective committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective committee member's classification as an Industry, Non-Industry, or Independent member. The Secretary shall certify to the Board each prospective

committee member's classification. Such committee members shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information. A committee member may not be subject to a statutory disqualification.

(c) The term of office of a committee member shall terminate immediately upon a determination by the Board, by a majority vote of the Directors, (i) that the committee member no longer satisfies the classification for which the committee member was selected; and (ii) that the committee member's continued service as such would violate the compositional requirements of such committee set forth in this Article IV.

(d) Any vacancy occurring in a committee shall be filled by the Chairman for the remainder of the term, with the approval of the Board.

(e) Except as otherwise provided by the By-Laws, members of a committee shall hold office for a one-year period.

Section 4.3 Conduct of Proceedings

Except as otherwise provided in these By-Laws, the Rules, the Charter of the committee or by the Board by resolution, each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. In the absence of any such established procedures, each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these By-Laws. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 4.4 Voting, Quorum and Action by Committees

Each committee member shall be entitled to one (1) vote. Unless otherwise required by the By-Laws, the Rules or the Charter of the committee, the presence of a majority of the number of committee members serving on a committee shall constitute a quorum for the transaction of business of such committee. If a quorum shall not be present at any meeting of a committee, the committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the committee members present at any meeting at which there is a quorum shall be the act of such committee except as may be otherwise specifically provided by statute or these By-Laws, the Rules or the Charter of the committee.

Section 4.5 Specified Board Committees

(a) **Compensation Committee**. The Chairman, with the approval of the Board, shall appoint a Compensation Committee consisting of Non-Industry Directors. The Compensation Committee shall consider and recommend compensation policies, programs, and practices for officers and other employees of the Company.

(b) **Audit Committee**. The Chairman, with the approval of the Board, shall appoint an Audit Committee consisting of Directors. A majority of the Audit Committee members shall be Non-Industry Directors. A Non-Industry Director shall serve as Chairman of the Audit Committee. The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (i) provide oversight over the Company's financial reporting process and the financial information that is provided to the LLC Member and others; (ii) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; and (iii) direct and oversee all the activities of the Company's internal audit function, including but not limited to management's responsiveness to internal audit recommendations. The Audit Committee shall have exclusive authority to: (i) hire or terminate the head of the Company's Internal Audit Department; (ii) determine the compensation of the head of the Internal Audit Department; and (iii) determine the budget for the Internal Audit Department. The Internal Audit Department and its head shall report directly to the Audit Committee. The Audit Committee may, in its discretion, direct that the Internal Audit Department also report to senior management of the Company on matters the Audit Committee deems appropriate and may request that senior management of the Company perform such operational oversight as necessary and proper, consistent with preservation of the independence of the internal audit function.

(c) **Regulatory Oversight Committee**. The Chairman, with the approval of the Board, shall appoint a Regulatory Oversight Committee consisting of Non-Industry Directors. The Regulatory Oversight Committee shall oversee the adequacy and effectiveness of Exchange's regulatory and self-regulatory organization responsibilities, and shall be responsible for assessing the Exchange's regulatory performance and recommending compensation and personnel actions involving the Chief Regulatory Officer and senior regulatory personnel to the Board's Compensation Committee for action. The Regulatory Oversight Committee shall also assist the Board and committees of the Board in reviewing the regulatory plan and the overall effectiveness of Exchange's regulatory functions. In furtherance of its functions, the Regulatory Oversight Committee (i) shall review the Exchange's regulatory budget, which shall be approved by the Board of Directors, and shall specifically inquire into the adequacy of resources available in the budget for regulatory activities; and (ii) shall meet regularly with the Chief Regulatory Officer in executive session.

(d) **Appeals Committee**. The Chairman, with the approval of the Board, shall appoint an Appeals Committee. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules. The Appeals Committee shall consist of one Independent Director, one Industry Director, and one Member Representative Director. If the Independent Director recuses himself or herself from an appeal, due to a conflict of interest or otherwise, such Independent Director may be replaced by a Non-Industry Director for purposes of the applicable appeal if there is no other Independent Director able to serve as the replacement.

(e) **Executive Committee**. The Chairman, with the approval of the Board, may appoint an Executive Committee consisting of Directors, which shall, to the fullest extent permitted by Delaware law and other applicable law, have and be permitted to exercise all the powers and authority of the Board in the management of the business and affairs of the Company

between meetings of the Board. The number of Non-Industry Directors on the Executive Committee shall equal or exceed the number of Industry Directors on the Executive Committee. The percentage of Independent Directors on the Executive Committee shall be at least as great as the percentage of Independent Directors on the whole Board, and the percentage of Member Representative Directors on the Executive Committee shall be at least as great as the percentage of Member Representative Directors on the whole Board.

(f) **Finance Committee**. The Chairman, with the approval of the Board, may appoint a Finance Committee consisting of Directors. A majority of the Finance Committee members shall be Non–Industry Directors. The Finance Committee shall advise the Board with respect to the oversight of the financial operations and conditions of the Company, including recommendations for Company's annual operating and capital budgets.

Section 4.6 Quality of Markets Committee.

The Chairman, with the approval of the Board, shall appoint a Quality of Markets Committee. The Quality of Markets Committee shall provide advice and guidance to the Board on issues relating to the fairness, integrity, efficiency and competitiveness of the information, order handling and execution mechanisms of the Exchange from the perspective of investors, both individual and institutional, retail firms, market making firms, Exchange listed companies and other market participants. The Quality of Markets Committee shall include broad representation of participants in the Exchange, including investors, market makers, integrated retail firms and order entry firms. The Quality of Markets Committee shall include a number of Member Representative members that is equal to at least 20 percent of the total number of members of the Quality of Markets Committee. The number of Non-Industry members of the Quality of Markets Committee shall equal or exceed the sum of the number of Industry members and Member Representative members.

Section 4.7 Business Conduct Committee

There shall be a Business Conduct Committee which shall not be a Board Committee but shall be a committee of the Exchange. The Chairman shall appoint a Business Conduct Committee composed of such number of Exchange Members and individuals who are not Exchange Members as the Chairman shall deem necessary, none of whom shall be Directors. The Business Conduct Committee or any panel thereof shall include at least one officer, director or employee of an Exchange Member.

The jurisdiction, function and powers shall be exercised by the Business Conduct Committee in accordance with the provisions set forth in the Exchange Rules.

ARTICLE V
Nominating Committees

Section 5.1 Election of Nominating Committee and Member Nominating Committee

The Nominating Committee and the Member Nominating Committee shall each be elected on an annual basis by vote of the LLC Member. The LLC Member shall appoint the initial Nominating Committee and Member Nominating Committee consistent with the compositional requirements of this Article V within fifteen (15) days after the Exchange's application for registration as a national securities exchange is granted. Because the first annual meeting of the LLC Member is intended to be held within ninety (90) days after the Exchange's application for registration as a national securities exchange is granted, the initial Nominating Committee and Member Nominating Committee shall serve until the second annual meeting of the LLC Member. Not later than sixty (60) days prior to the date announced as the date for each annual meeting of the LLC Member commencing with the second annual meeting of the LLC Member, the Nominating Committee and the Member Nominating Committee shall nominate candidates to serve on the succeeding year's Nominating Committee and Member Nominating Committee, as applicable, and notify the Secretary of such nominees. Such candidates shall be voted on by the LLC Member at the annual meeting of the LLC Member. Additional candidates for the Member Nominating Committee may be nominated and elected pursuant to the same process as provided for in Article II, Section 2.4.

Section 5.2 Nominating Committee

The Nominating Committee shall nominate candidates for election to the Board at the annual LLC Member meeting and all other vacant or new Director positions on the Board. The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of Article II, Section 2.2(b). The number of Non-Industry members on the Nominating Committee shall equal or exceed the number of Industry members on the Nominating Committee. A Nominating Committee member may not simultaneously serve on the Nominating Committee and the Board, unless such member is in his or her final year of service on the Board, and following that year, that member may not stand for election to the Board until such time as he or she is no longer a member of the Nominating Committee. No more than one (1) member of the Nominating Committee shall be a current Director, and such Director shall be a Non-Industry Director.

Section 5.3 Member Nominating Committee

The Member Nominating Committee shall nominate candidates for each Member Representative Director position on the Board that is to be elected by Exchange Members or the LLC Member under the terms of these By-Laws. Each member of the Member Nominating Committee shall be a Member Representative member and shall not be required to be a Director of the Company.

ARTICLE VI
Officers, Agents and Employees

Section 6.1 General

The officers of the Company shall include a Chief Executive Officer, a President, a Chief Financial Officer, a Chief Regulatory Officer, a Secretary, a Treasurer, and such other officers as in the Board's opinion are desirable for the conduct of the business of the Company, including but not limited to a Vice Chairman. Any two or more offices may be held by the same person, except that the offices of the President and Secretary may not be held by the same person. No person that is subject to any statutory disqualification may be an officer of the Company.

Section 6.2 Appointment and Tenure

Each officer of the Company shall be appointed by the Board on an annual basis, and shall hold office until his or her successor is appointed and qualified or until his or her earlier death, disability, disqualification, removal or resignation. An officer may serve for any number of terms, consecutive or otherwise.

Section 6.3 Resignation and Removal of Officers; Vacancies

(a) Any officer may resign at any time upon notice of resignation to the Chairman and Chief Executive Officer, the President, or the Secretary. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein, or if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

(b) Any officer of the Company may be removed, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of the affected officer, if any, with the Company.

(c) Vacancies in any office of the Company may be filled for the unexpired term by the Board.

Section 6.4 Compensation

The Compensation of the Chairman, the Vice Chairman and the Chief Executive Officer shall be fixed by the Compensation Committee. The salaries of all other officers and agents of the Company shall be fixed by the Chief Executive Officer, in consultation with the Compensation Committee.

Section 6.5 Powers and Duties; Delegation

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such

authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

Section 6.6 Chief Executive Officer

The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 6.7 President

The President shall, in the absence of the Chairman, the Vice Chairman and Chief Executive Officer, preside at all meetings of the Board at which the President is present. The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board.

Section 6.8 Vice President

The Board shall appoint one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President's title as the Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the Chief Executive Officer or the President. The term "Vice President" used in this Section shall include the positions of Executive Vice President, Senior Vice President, and Vice President.

Section 6.9 Chief Financial Officer

The Chief Financial Officer shall perform such duties and possess such powers as the Board or the Chief Executive Officer may from time to time prescribe. The Chief Financial Officer shall have the custody of the Company's funds and securities; shall keep full and accurate all books and accounts of the Company as shall be necessary or desirable in accordance with applicable law or generally accepted accounting principles; shall deposit all monies and other valuable effects in the name and to the credit of the Company as may be ordered by the Chief Executive Officer or the Board; shall cause the funds of the Company to be disbursed when such disbursements have

been duly authorized, taking proper vouchers for such disbursements; and shall render to the Board, at its regular meeting or when the Board so requires, an account of the Company.

Section 6.10 Chief Regulatory Officer

An officer of the Company with the position of Vice President, Senior Vice President or Executive Vice President shall be designated as the Chief Regulatory Officer of the Company. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company's surveillance, examination, and enforcement functions and for administering any regulatory services agreements with another self-regulatory organization to which the Company is a party. The Chief Regulatory Officer shall report to the Regulatory Oversight Committee. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may, but is not required to, also serve as the General Counsel of the Company.

Section 6.11 Secretary

The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

Section 6.12 Assistant Secretary

In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

Section 6.13 Treasurer

The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise

such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

Section 6.14 Assistant Treasurer

In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.

ARTICLE VII
Indemnification and Insurance

Section 7.1 Right to Indemnification

Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or an officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of any other corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to any employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent authorized by the LLC Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than the LLC Act permitted the Company to provide prior to such amendment), against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement) reasonably incurred by such indemnitee in connection therewith; provided, however, that except as provided in Section 7.3 with respect to proceedings seeking to enforce rights to indemnification, the Company shall indemnify any such indemnitee seeking indemnification in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors.

Section 7.2 Right to Advancement of Expenses

The right to indemnification conferred in Section 7.1 shall include the right to be paid by the Company the expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the LLC Act requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Company of an undertaking (hereinafter an "undertaking"), by or

on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section 7.2 or otherwise.

Section 7.3 Right of Indemnitee to Bring Suit

If a claim under Section 7.1 or Section 7.2 is not paid in full by the Company within thirty (30) days after a written claim has been received by the Company, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall also be entitled to be paid the expense of prosecuting or defending such suit.

In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right of an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the Company shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the LLC Act. Neither the failure of the Company (including its Board of Directors, independent legal counsel or the LLC Member) to have made a determination prior to the commencement of such action that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Act, nor an actual determination by the Company (including its Board of Directors, independent legal counsel or the LLC Member) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VII or otherwise shall be on the Company.

Section 7.4 Non-Exclusivity of Rights

The right to indemnification and the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the LLC Agreement, provision of these By-Laws, agreement, vote of the LLC Member or disinterested directors or otherwise.

Section 7.5 Insurance

The Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust

or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the law.

Section 7.6 Indemnification of Employees and Agents of the Company

The Company may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to the advancement of expenses, to any employee or agent of the Company to the fullest extent of the provisions of this Article VII with respect to the indemnification and advancement of expenses of directors and officers of the Company.

Section 7.7 Contract Rights

The rights to indemnification and to the advancement of expenses conferred in Section 7.1 and Section 7.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

Section 7.8 Company Not Liable

Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member growing out of the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its subsidiaries.

ARTICLE VIII
Amendments; Emergency By-Laws

Section 8.1 By the LLC Member or Board

These By-Laws may be altered, amended, or repealed, or new By-Laws may be adopted, (i) by the written consent of the LLC Member, or (ii) at any regular or special meeting of the Board by a resolution adopted by the Board.

Section 8.2 Emergency By-Laws

The Board may adopt emergency By-Laws subject to repeal or change by action of the LLC Member which shall, notwithstanding any different provision of law, the Certificate of Formation, the LLC Agreement or these By-Laws, be operative during any emergency resulting from any nuclear or atomic disaster, an attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action. Such emergency By-Laws may make any provision that may be practicable and necessary under the circumstances of the emergency.

Section 8.3 Authority to Take Action Under Extraordinary Market Conditions

The Board, or such person or persons as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding:

(a) the trading in or operation of the national securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system or any or all persons or the trading therein of any or all securities; and

(b) the operation of any or all systems of Exchange Members, if, in the opinion of the Board or the person or persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.

Section 8.4 Commission Approval

Before any amendment to, alteration or repeal of any provision of the By-Laws of the Company under this Article VIII shall be effective, those changes shall be submitted to the Board and if the same must be filed with or filed with and approved by the Commission, then the proposed changes to the By-Laws of the Company shall not become effective until filed with or filed with and approved by the Commission, as the case may be.

ARTICLE IX
Exchange Authorities

Section 9.1 Rules

The Board, acting in accordance with the terms of these By-Laws and the Rules, shall be vested with all powers necessary for the government of the Company as an "exchange" within the meaning of the Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and in general to carry out the purposes of the Company and of the Act, the Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time to time, deem necessary or appropriate. If any such rules or amendments thereto are approved by the Commission or otherwise become effective as provided in the Act, they shall become operative Exchange Rules as of the date of Commission approval or effectiveness under the Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of these By-Laws and the Act, to administer, enforce, interpret, issue exemptions from, suspend, or cancel any Rules adopted hereunder.

Section 9.2 Disciplinary Proceedings

(a) The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their associated persons.

(b) The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension, or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions, and operations of an Exchange Member, or any other fitting sanction, and to impose appropriate sanctions applicable to persons associated with Exchange Members, including censure, fine, suspension, or barring a person associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions, and operations of a person associated with an Exchange Member, or any other fitting sanction, for:

(i) a breach by an Exchange Member or a person associated with an Exchange Member of any covenant with the Company or its LLC Member;

(ii) violation by an Exchange Member or a person associated with an Exchange Member of any of the terms, conditions, covenants, and provisions of the By-Laws, the Rules, or the federal securities laws, including the rules and regulations adopted thereunder;

(iii) failure by an Exchange Member or person associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Rules; (B) appear or produce any document in the Exchange Member's or person's possession or control as directed pursuant to the Rules; (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv) failure by an Exchange Member or person associated with an Exchange Member to adhere to any ruling, order, direction, or decision of or to pay any sanction, fine, or costs imposed by the Board or any entity to which the Board has delegated its powers.

Section 9.3 Membership Qualifications

(a) The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members, and persons associated with applicants or Exchange Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability, and such other qualifications as the Board finds necessary or desirable.

(b) The Board may from time to time make such changes in such rules, regulations, and standards as it deems necessary or appropriate.

(c) Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming an Exchange market maker, shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

Section 9.4 Fees, Dues, Assessments, and Other Charges

The Board shall have authority to fix and levy the amount of fees, dues, assessments, and other charges to be paid by Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls; provided, however, that such fees, dues, assessments, and other charges shall be equitably allocated among Exchange Members and any other persons using any facility or system that the Company operates or controls. Any Regulatory Funds will not be used for non-regulatory purposes or distributed to the LLC Member, but rather, shall be applied to fund the legal and regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

ARTICLE X
Miscellaneous Provisions

Section 10.1 Operational Date of Exchange

The Company has been formed in anticipation of its registration by the Commission as a national securities exchange. During the period between formation and the first date on which the Company commences operating a national securities exchange (the "Operational Date"):

(a) references in the Agreement and By-Laws to "the national securities exchange operated by the Company" shall be construed as references to "the national securities exchange to be operated by the Company"; and

(b) the Board of Directors of the Company may appoint members of the committees to be established under the By-Laws, but shall not be required to appoint all such committee members until the date immediately prior to the Operational Date.

Section 10.2 Fiscal Year

The fiscal year of the Company shall be as determined from time to time by the Board.

Section 10.3 Participation in Board and Committee Meetings

All meetings of the Board (and any committees of the Company) pertaining to the self-regulatory function of the Company (including disciplinary matters) shall be closed to all persons other than members of the Board, officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of Miami International Holdings, Inc. who are not also members of the Board, or any officers, staff, counsel or advisors of Miami International Holdings, Inc. who are not also officers, staff, counsel or advisors of the Company (or any committees of the Company), be allowed to participate in any meetings of the Board (or any committee of the Company) pertaining to the self-regulatory function of the Company (including disciplinary matters).

Section 10.4 Books and Records; Confidentiality of Information and Records Relating to SRO Function

The books and records of the Company shall be maintained at a location within the United States. All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Company, members of the Board, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 10.5 Execution of Instruments, Contracts, etc.

(a) All checks, drafts, bills of exchange, notes, or other obligations or orders for the payment of money shall be signed in the name of the Company by such officer or officers or person or persons as the Board, or a duly authorized committee thereof, may from time to time designate. Except as otherwise provided by law, the Board, any committee given specific authority in the premises by the Board, or any committee given authority to exercise generally the powers of the Board during intervals between meetings of the Board may authorize any officer, employee, or agent, in the name of and on behalf of the Company, to enter into or execute and deliver deeds, bonds, mortgages, contracts, and other obligations or instruments, and such authority may be general or confined to specific instances.

(b) All applications, written instruments, and papers required by any department of the United States government or by any state, county, municipal, or other governmental authority may be executed in the name of the Company by any officer of the Company, or, to the extent designated for such purpose from time to time by the Board, by an employee or agent of the Company. Such designation may contain the power to substitute, in the discretion of the person named, one or more other persons.

Section 10.6 Power to Vote Stock

Unless otherwise instructed by the Board, the Chairman or the Chief Executive Officer of the Company shall have the power and authority on behalf of the Company to attend and to vote at any meeting of the stockholders, partners or equity holders of any corporation, partnership or any other entity in which the Company may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board may from time to time confer like powers upon any other person or persons.

Section 10.7 Severability

If any provision of these By-Laws, or the application of any provision of these By-Laws to any person or circumstances, is held invalid, the remainder of these By-Laws and the application of such provision to other persons or circumstances shall not be affected.

Effective Date: November 12, 2020

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:38 AM 06/29/2011
FILED 11:38 AM 06/29/2011
SRV 110774902 - 4812494 FILE

STATE OF DELAWARE
AMENDED AND RESTATED
CERTIFICATE OF FORMATION
OF
MIAMI INTERNATIONAL TECHNOLOGIES, LLC

This filing has been executed and filed in accordance with Section 18-208 of the Limited Liability Company Act. This document is being executed for the purpose of amending and restating the original Certificate of Formation, filed under Miami International Technologies, LLC on May 12, 2010 under file number: 4812494

FIRST: The name of the limited liability company is **Miami International Technologies, LLC**.

SECOND: The address of the registered office of the Company is located at Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Zip Code 19801. The registered agent in charge thereof is The Corporation Trust Company.

THIRD: The members agree to be bound by the signed limited liability company agreements except as they may be contradicted by the Limited Liability Company Act of the State of Delaware.

FOURTH: The duration of this limited liability company will be perpetual.

IN WITNESS WHEREOF, the undersigned, an authorized person, has executed this Amended and Restated Certificate of Formation on this date of June 28, 2011.

MIAMI INTERNATIONAL TECHNOLOGIES,LLC

By: [signature]
Thomas P. Gallagher
Chairman

SECOND AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
MIAMI INTERNATIONAL TECHNOLOGIES, LLC

Miami International Holdings, Inc., a Delaware corporation, the sole member (the "Member") of Miami International Technologies, LLC, a Delaware limited liability company (the "Company"), pursuant to and in accordance with the Delaware Limited Liability Company Act, 6 Del.C. § 18-101, et seq. (the "Act"), hereby declares the following to be the Second Amended and Restated Limited Liability Company Agreement (the "Agreement") of the Company which amends and restates in its entirety the First Amended and Restated Limited Liability Company Agreement dated May 20, 2011 of the Company.

Section 1. **Formation**. The Company has been formed as a limited liability company under the Act by the filing of a Certificate of Formation with the Office of the Secretary of State of the State of Delaware. The Member agrees to be bound by and comply with the provisions thereof and hereof.

Section 2. **Name.** The name of the limited liability company shall be "Miami International Technologies, LLC", or such other name as the Member may from time to time hereafter designate.

Section 3. **Definitions.** Capitalized terms not otherwise defined herein shall have the meanings set forth therefor in Section 18-101 of the Act.

Section 4. **Purpose.** The Company is formed for the purpose of engaging in any lawful business permitted by the Act or the laws of any jurisdiction in which the Company may do business. The Company shall have the power to engage in all activities and transactions which the Member deems necessary or advisable in connection with the foregoing.

Section 5. **Offices.** The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, such place or places as the Member may designate from time to time.

The registered office of the Company in the State of Delaware shall be located at c/o Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware shall be The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.

Section 6. **Member.** Miami International Holdings, Inc. is the sole Member of the Company holding 100% of the membership interests of the Company. The mailing address of the Member is 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540.

Section 7. **Term.** The term of the Company shall commence on the date of filing of the certificate of formation of the Company in accordance with the Act and shall continue until the Company is dissolved and its affairs are wound up in accordance with Section 17 of this Agreement and a certificate of cancellation is filed in accordance with the Act.

Section 8. **Board of Directors; Delegation of Authority and Duties.**

(a) Member and Board of Directors. The Member, acting through the Board (defined below), shall manage and control the business and affairs of the Company, and shall possess all rights and powers as provided in the Act and otherwise by law. Except as otherwise expressly provided for herein, the Member hereby consents to the exercise by the Board of all such powers and rights conferred on them by the Act with respect to the management and control of the Company. Notwithstanding the foregoing and except as explicitly set forth in this Agreement, if a vote, consent or approval of the Member is required by the Act or other applicable law with respect to any act to be taken by the Company or matter considered by the Board, the Member agrees that it shall be deemed to have consented to or approved such act or voted on such matter in accordance with a vote of the Board on such act or matter.

(b) Delegation by Board. The Board shall have the power and authority to delegate to one or more other persons the Board's rights and powers to manage and control the business and affairs of the Company, including to delegate to agents and employees of the Member, a Director (as defined below) or the Company (including Officers), and to delegate by a management agreement or another agreement with, or otherwise to, other persons. The Board may authorize any person (including, without limitation, the Member or any Officer or Director) to enter into and perform under any document on behalf of the Company.

(c) Committees. The Board may, from time to time, designate one or more committees, each of which shall be comprised of at least two Directors. Any such committee, to the extent provided in the enabling resolution and until dissolved by the Board, shall have and may exercise any or all of the authority of the Board. At every meeting of any such committee, the presence of a majority of all the representatives thereof shall constitute a quorum, and the affirmative vote of a majority of the representatives present shall be necessary for the adoption of any resolution. The Board may dissolve any committee at any time, unless otherwise provided in this Agreement.

Section 9. **Establishment of Board of Directors.**

(a) Directors. There shall be established a Board of Directors (the "Board") composed of not less than (1) and no more than fifteen (15) persons as determined from time to time by the Member ("Directors"), each of whom shall be elected by the Member. Any Director may be removed from the Board at any time by the Member. Each Director shall remain in office until his or her death, resignation or removal. In the event of death, resignation or removal of a Director, the party or parties, as applicable, which appointed such Director shall fill the vacancy created. Notwithstanding anything in this Agreement to the contrary, Directors shall not be deemed to be "members" or "managers" (as such terms are defined in the Act) of the Company.

(b) No Individual Authority. No Director has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company or to make any expenditures or incur any obligations on behalf of the Company or authorize any of the foregoing, other than acts that are authorized by the Board.

(c) Chairman. The Board shall designate a Director to serve as chairman. The chairman shall, unless a majority of Directors present determine otherwise, preside at all meetings of the Board. If the chairman is absent at any meeting of the Board, a majority of the Directors present shall designate another Director to serve as interim chairman for that meeting.

Section 10. Officers. The Member may, from time to time as it deems advisable, designate natural persons as officers of the Company (the "Officers") or successor Officers of the Company and assign titles to any such person. Unless the Member decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office. Any delegation pursuant to this Section 8 may be revoked at any time by the Member. An Officer may be removed with or without cause at any time by the Member.

Section 11. Advisory Board. The Member may appoint any person or persons to act in an advisory capacity to the Company. Such a group shall be known as the Advisory Board.

Section 12. Capital Contributions. The Member shall make capital contributions to the Company from time to time, which amounts shall be set forth in the books and records of the Company.

Section 13. Transfers of Member Interest. The Member may sell, assign, pledge or otherwise transfer or encumber (collectively, a "Transfer") any of its Limited Liability Company Interest in the Company to any Person so long as such Transfer is in writing.

Section 14. Resignation. The Member shall have the right to resign from the Company so long as such resignation is in writing. The provisions hereof with respect to distributions upon resignation are exclusive and no Member shall be entitled to claim any further or different distribution upon resignation under Section 18-604 of the Act or otherwise.

Section 15. Allocations and Distributions. Distributions of cash or other assets of the Company shall be made at such times and in such amounts as the Member may determine. Distributions shall be made to (and profits and losses of the Company shall be allocated among) the Member.

Section 16. Return of Capital. The Member has the right to receive any distributions which include a return of all or any part of such Member's capital contribution, provided that upon the dissolution and winding up of the Company, the assets of the Company shall be distributed as provided in Section 18-804 of the Act.

Section 17. **Dissolution**. The Company shall be dissolved and its affairs wound up upon the occurrence of an event causing a dissolution of the Company under Section 18-801 of the Act, except the Company shall not be dissolved upon the occurrence of an event that terminates the continued membership of a Member if (i) at the time of the occurrence of such event there are at least two Members of the Company, or (ii) within ninety (90) days after the occurrence of such event, all remaining Members agree in writing to continue the business of the Company and to the appointment, effective as of the date of such event, of one or more additional Members. In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority set forth in Section 18-804 of the Act.

Section 18. **Amendments**. This Agreement may be amended only upon the written consent of the Member.

Section 19. **Other Business**. The Member may engage in or possess an interest in other business ventures of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

Section 20. **Limited Liability**. The Member shall not have any liability for the debts, obligations or liabilities of the Company except to the extent provided by the Act.

Section 21. **Exculpation; Indemnification**. Neither the Member, the Officers nor any of their respective affiliates or agents (collectively, "Covered Persons") shall be liable to the Company or any other person or entity who has an interest in the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement. To the fullest extent permitted by applicable law, each Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement; provided, however, that any indemnity under this Section 21 shall be provided out of and to the extent of Company assets only, and neither the Member nor the Officer, as applicable, nor any other Covered Person, shall have personal liability on account thereof.

Section 22. **Banking Matters**. The Member and each Officer and any agent or employee of the Company, or other person designated by such Member or Officer is hereby authorized and empowered (A) to (i) establish one or more domestic or international accounts (including but not limited to, depository, checking, disbursement, custodian, or investment accounts, and other accounts as deemed necessary or expeditious for business purposes of the Company) ("Accounts"), in the name of the Company with any bank, trust company, savings and loan institution, brokerage firm or other financial institution which said Member or Officer shall from time to time designate as a depository of funds, securities or other property of the Company,

for any purpose and on terms and conditions deemed appropriate by such person on behalf of the Company; and (ii) close Accounts of the Company now or hereafter established; and (B) to assign, limit or revoke any and all authority of any agent or employee of the Company, or other person designated by such Member or Officer to (i) sign checks, drafts and orders for the payment of money drawn on the Company's Accounts, and all notes of the Company and all acceptances and endorsements of the Company; (ii) execute or initiate electronic fund transfers; (iii) execute or initiate foreign currency exchange transactions; (iv) execute or initiate the investment of monies; and (v) initiate requests for information for any Account of the Company.

Section 23. **Amendment**. This Agreement may only be amended by a writing duly signed by the Member.

Section 24. **Governing Law**. This Agreement shall be governed by, and construed under, the laws of the State of Delaware, without regard to conflict of law rules.

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the 25th day of June, 2021.

MIAMI INTERNATIONAL HOLDINGS, INC.

By: /s/ Thomas P. Gallagher
Thomas P. Gallagher
Chairman and Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:27 PM 03/10/2021
FILED 02:27 PM 03/10/2021
SR 20210861524 - File Number 4465980

STATE OF DELAWARE
RESTATED
CERTIFICATE OF FORMATION
OF
MIAX FUTURES, LLC

This filing has been executed and filed in accordance with Section 18-208 of the Limited Liability Company Act. This document is being executed for the purpose of restating the original Certificate of Formation, filed under Miami Board of Trade, LLC, on November 30, 2007, as amended by Certificate of Amendment, filed under Miami International Futures Exchange, LLC, on April 14, 2010, Amended and Restated Certificate of Formation filed on June 17, 2011, and Certificate of Amendment filed on July 15, 2020, under file number 4465980. There is no discrepancy between the restated and the original certificate of formation, as previously amended or supplemented.

FIRST: The name of the limited liability company is **MIAX Futures, LLC**.

SECOND: The address of the registered office of the Company in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle, ZIP Code 19801, and the name of the registered agent at such address for service of process is **The Corporation Trust Company**.

THIRD: The members agree to be bound by the signed limited liability company agreements except as they may be contradicted by the Limited Liability Company Act of the State of Delaware.

FOURTH: The duration of this limited liability company will be perpetual.

IN WITNESS WHEREOF, the undersigned, an authorized person, has executed this Restated Certificate of Formation on this date of March 10, 2021.

MIAX FUTURES, LLC

By: Barbara J. Comly
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF MIAX FUTURES, LLC

Miami International Holdings, Inc., a Delaware corporation, the sole member (the "Member") of MIAX Futures, LLC, a Delaware limited liability company (the "Company"), pursuant to and in accordance with the Delaware Limited Liability Company Act, 6 Del.C. § 18-101, et seq. (the "Act"), hereby declares the following to be the Second Amended and Restated Limited Liability Company Agreement (the "Agreement") of the Company which amends and restates in its entirety the First Amended and Restated Limited Liability Company Agreement dated May 20, 2011 of the Company.

Section 1. **Formation.** The Company has been formed as a limited liability company under the Act by the filing of a Certificate of Formation with the Office of the Secretary of State of the State of Delaware. The Member agrees to be bound by and comply with the provisions thereof and hereof.

Section 2. **Name.** The name of the limited liability company shall be "MIAX Futures, LLC", or such other name as the Member may from time to time hereafter designate.

Section 3. **Definitions.** Capitalized terms not otherwise defined herein shall have the meanings set forth therefor in Section 18-101 of the Act.

Section 4. **Purpose.** The Company is formed for the purpose of engaging in any lawful business permitted by the Act or the laws of any jurisdiction in which the Company may do business. The Company shall have the power to engage in all activities and transactions which the Member deems necessary or advisable in connection with the foregoing.

Section 5. **Offices.** The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, such place or places as the Member may designate from time to time.

The registered office of the Company in the State of Delaware shall be located at c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware shall be The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.

Section 6. **Member.** Miami International Holdings, Inc. is the sole Member of the Company holding 100% of the membership interests of the Company. The mailing address of the Member is 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540.

Section 7. **Term.** The term of the Company shall commence on the date of filing of the certificate of formation of the Company in accordance with the Act and shall continue until the Company is dissolved and its affairs are wound up in accordance with Section 17 of this Agreement and a certificate of cancellation is filed in accordance with the Act.

Section 8. Board of Directors: Delegation of Authority and Duties.

(a) Member and Board of Directors. The Member, acting through the Board (defined below), shall manage and control the business and affairs of the Company, and shall possess all rights and powers as provided in the Act and otherwise by law. Except as otherwise expressly provided for herein, the Member hereby consents to the exercise by the Board of all such powers and rights conferred on them by the Act with respect to the management and control of the Company. Notwithstanding the foregoing and except as explicitly set forth in this Agreement, if a vote, consent or approval of the Member is required by the Act or other applicable law with respect to any act to be taken by the Company or matter considered by the Board, the Member agrees that it shall be deemed to have consented to or approved such act or voted on such matter in accordance with a vote of the Board on such act or matter.

(b) Delegation by Board. The Board shall have the power and authority to delegate to one or more other persons the Board's rights and powers to manage and control the business and affairs of the Company, including to delegate to agents and employees of the Member, a Director (as defined below) or the Company (including Officers), and to delegate by a management agreement or another agreement with, or otherwise to, other persons. The Board may authorize any person (including, without limitation, the Member or any Officer or Director) to enter into and perform under any document on behalf of the Company.

(c) Committees. The Board may, from time to time, designate one or more committees, each of which shall be comprised of at least two Directors. Any such committee, to the extent provided in the enabling resolution and until dissolved by the Board, shall have and may exercise any or all of the authority of the Board. At every meeting of any such committee, the presence of a majority of all the representatives thereof shall constitute a quorum, and the affirmative vote of a majority of the representatives present shall be necessary for the adoption of any resolution. The Board may dissolve any committee at any time, unless otherwise provided in this Agreement.

Section 9. Establishment of Board of Directors.

(a) Directors. There shall be established a Board of Directors (the "Board") composed of not less than (l) and no more than twenty-one (21) persons as determined from time to time by the Member ("Directors"), each of whom shall be elected by the Member. Any Director may be removed from the Board at any time by the Member. Each Director shall remain in office until his or her death, resignation or removal. In the event of death, resignation or removal of a Director, the party or parties, as applicable, which appointed such Director shall fill the vacancy created. Notwithstanding anything in this Agreement to the contrary, Directors shall not be deemed to be "members" or "managers" (as such terms are defined in the Act) of the Company.

(b) No Individual Authority. No Director has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company or to make any expenditures or incur any obligations on behalf of the Company or authorize any of the foregoing, other than acts that are authorized by the Board.

(c) Chairman. The Board shall designate a Director to serve as chairman. The chairman shall, unless a majority of Directors present determine otherwise, preside at all meetings

of the Board. If the chairman is absent at any meeting of the Board, a majority of the Directors present shall designate another Director to serve as interim chairman for that meeting.

Section 10. **Officers.** The Member may, from time to time as it deems advisable, designate natural persons as officers of the Company (the "Officers") or successor Officers of the Company and assign titles to any such person. Unless the Member decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office. Any delegation pursuant to this Section 10 may be revoked at any time by the Member. An Officer may be removed with or without cause at any time by the Member.

Section 11. **Advisory Board.** The Member may appoint any person or persons to act in an advisory capacity to the Company. Such a group shall be known as the Advisory Board.

Section 12. **Capital Contributions.** The Member shall make capital contributions to the Company from time to time, which amounts shall be set forth in the books and records of the Company.

Section 13. **Transfers of Member Interest.** The Member may sell, assign, pledge or otherwise transfer or encumber (collectively, a "Transfer") any of its Limited Liability Company Interest in the Company to any Person so long as such Transfer is in writing.

Section 14. **Resignation.** The Member shall have the right to resign from the Company so long as such resignation is in The provisions hereof with respect to distributions upon resignation are exclusive and no Member shall be entitled to claim any further or different distribution upon resignation under Section 18-604 of the Act or otherwise.

Section 15. **Allocations and Distributions.** Distributions of cash or other assets of the Company shall be made at such times and in such amounts as the Member may determine. Distributions shall be made to (and profits and losses of the Company shall be allocated among) the Member.

Section 16. **Return of Capital.** The Member has the right to receive any distributions which include a return of all or any part of such Member's capital contribution, provided that upon the dissolution and winding up of the Company, the assets of the Company shall be distributed as provided in Section 18-804 of the Act.

Section 17. **Dissolution.** The Company shall be dissolved and its affairs wound up upon the occurrence of an event causing a dissolution of the Company under Section 18-801 of the Act, except the Company shall not be dissolved upon the occurrence of an event that terminates the continued membership of a Member if (i) at the time of the occurrence of such event there are at least two Members of the Company, or (ii) within ninety (90) days after the occurrence of such event, all remaining Members agree in writing to continue the business of the Company and to the appointment, effective as of the date of such event, of one or more additional Members. In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets

of the Company shall be applied in the manner, and in the order of priority set forth in Section 18-804 of the Act.

Section 18. <u>Amendments</u>. This Agreement may be amended only upon the written consent of the Member.

Section 19. <u>Other Business</u>. The Member may engage in or possess an interest in other business ventures of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

Section 20. <u>Limited Liability</u>. The Member shall not have any liability for the debts, obligations or liabilities of the Company except to the extent provided by the Act.

Section 21. <u>Exculpation; Indemnification</u>. Neither the Member, the Officers nor any of their respective affiliates or agents (collectively, "Covered Persons") shall be liable to the Company or any other person or entity who has an interest in the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement. To the fullest extent permitted by applicable law, each Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement; <u>provided</u>, <u>however</u>, that any indemnity under this Section 21 shall be provided out of and to the extent of Company assets only, and neither the Member nor the Officer, as applicable, nor any other Covered Person, shall have personal liability on account thereof.

Section 22. <u>Banking Matters</u>. The Member and each Officer and any agent or employee of the Company, or other person designated by such Member or Officer is hereby authorized and empowered (A) to (i) establish one or more domestic or international accounts (including but not limited to, depository, checking, disbursement, custodian, or investment accounts, and other accounts as deemed necessary or expeditious for business purposes of the Company) ("Accounts"), in the name of the Company with any bank, trust company, savings and loan institution, brokerage firm or other financial institution which said Member or Officer shall from time to time designate as a depository of funds, securities or other property of the Company, for any purpose and on terms and conditions deemed appropriate by such person on behalf of the Company; and (ii) close Accounts of the Company now or hereafter established; and (B) to assign, limit or revoke any and all authority of any agent or employee of the Company, or other person designated by such Member or Officer to (i) sign checks, drafts and orders for the payment of money drawn on the Company's Accounts, and all notes of the Company and all acceptances and endorsements of the Company; (ii) execute or initiate electronic fund transfers; (iii) execute or initiate foreign currency exchange transactions; (iv) execute or initiate the investment of monies; and (v) initiate requests for information for any Account of the Company.

Section 23. <u>Amendment</u>. This Agreement may only be amended by a duly signed by the Member.

Section 24. Governing Law. This Agreement shall be governed by, and construed under, the laws of the State of Delaware, without regard to conflict of law rules.

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the 10th day of March, 2021.

MIAMI INTERNATIONAL HOLDINGS, INC.

By: /s/ Thomas P. Gallagher

Thomas P. Gallagher
Chairman and Chief Executive Officer

BERMUDA

THE COMPANIES ACT 1981

CERTIFICATE OF DEPOSIT OF

MEMORANDUM OF ASSOCIATION

THIS IS TO CERTIFY that a Memorandum of Association

of

THE BERMUDA STOCK EXCHANGE

was deposited in the Office of the Registrar of Companies

on the

10th day of March, 1993

in accordance with the provisions of

THE BERMUDA STOCK EXCHANGE COMPANY ACT 1992

IN WITNESS WHEREOF I have

hereto set my hand this

10th day of March, 1993

Acting REGISTRAR OF COMPANIES

MEMORANDUM OF ASSOCIATION

OF

THE BERMUDA STOCK EXCHANGE

Deposited in the office of the Registrar of Companies of Bermuda on the 10th day, of March 1993 in accordance with the provisions of Section 3 (1) of The Bermuda Stock Exchange Company Act 1992.

We, the undersigned, whose respective names, addresses and nationalities are set forth below, do hereby state that we have subscribed to this Memorandum of Assocation with the intent that the same shall be filed forthwith in the office of the Registrar of Companies and to the intent that, in accordance with the provisions of Section 3 (1) of The Bermuda Stock Exchange Company Act 1992 ("the Act"), we and the persons who shall hereafter become members of the Exchange, as defined in Section 2 of the Act, shall be a body corporate under the name of "The Bermuda Stock Exchange" for the purpose of carrying on business under and in accordance with the Act.

NAME	ADDRESS	NATIONALITY
Richard Cyril Ivor Francis	42 Knapton Estates Road Smith's HS 01	British
Charles Andrew Gunn	2 Mill Shares Road Pembroke HM 05	Canadian
William Donald Thomson	"Grey Gables" Riddell's Bay Road Warwick WK 04	Bermudian

AMENDED AND RESTATED

BYE-LAWS

of

THE BERMUDA STOCK EXCHANGE

July 21, 2003

Table of Contents

INTERPRETATION........ 1
REGISTERED OFFICE........ 2
APPROVAL OF THE AUTHORITY........ 2
SHARE RIGHTS........ 3
POWER OF THE EXCHANGE TO REPURCHASE ITS SHARES........ 3
MODIFICATION OF RIGHTS........ 3
SHARES........ 3
CERTIFICATES........ 4
LIEN........ 4
CALLS ON SHARES........ 5
FORFEITURE OF SHARES........ 6
REGISTER OF MEMBERS........ 7
REGISTER OF TRADING MEMBERS........ 7
REGISTER OF COUNCIL MEMBERS AND OFFICERS........ 7
TRANSFER OF SHARES........ 7
TRANSMISSION OF SHARES........ 8
INCREASE OF CAPITAL........ 9
ALTERATION OF CAPITAL........ 9
REDUCTION OF CAPITAL........ 10
GENERAL MEETINGS........ 10
NOTICE OF GENERAL MEETINGS........ 10
PROCEEDINGS AT GENERAL MEETINGS........ 11
VOTING........ 12
PROXIES AND CORPORATE REPRESENTATIVES........ 13
APPOINTMENT AND REMOVAL OF COUNCIL MEMBERS........ 14
RESIGNATION AND DISQUALIFICATION OF COUNCIL MEMBERS........ 15
ALTERNATE COUNCIL MEMBERS........ 16
COUNCIL MEMBERS’ FEES AND ADDITIONAL REMUNERATION AND EXPENSES.. 16
COUNCIL MEMBERS’ INTERESTS........ 17
POWERS AND DUTIES OF THE COUNCIL........ 17
DELEGATION OF THE COUNCIL’S POWERS........ 18
PROCEEDINGS OF THE COUNCIL........ 19
OFFICERS........ 20
MINUTES........ 21
SECRETARY........ 21
THE SEAL........ 21
DIVIDENDS AND OTHER PAYMENTS........ 21
RESERVES........ 22
CAPITALIZATION OF PROFITS........ 23
RECORD DATES........ 23
ACCOUNTING RECORDS........ 23
AUDIT........ 24
SERVICE OF NOTICES AND OTHER DOCUMENTS........ 24
INDEMNITY........ 25

ALTERATION OF BYE-LAWS 25
MATTERS REQUIRING SPECIAL APPROVAL 25
DEFINITION OF CHANGE IN CONTROL 26

BYE-LAWS

of

THE BERMUDA STOCK EXCHANGE

INTERPRETATION

1. In these Bye-Laws unless the context otherwise requires -

"the Act" means The Bermuda Stock Exchange Company Act 1992, being Act No. 42 of 1992;

"the Authority" means the Bermuda Monetary Authority;

"Bermuda" means the Islands of Bermuda;

"the Chairman" and "the Deputy Chairman" means the officers of the Exchange having those respective titles;

"the Companies Acts" means every Bermuda statute from time to time in force concerning companies insofar as the same applies to the Exchange;

"the Council" means the Council for the time being of the Exchange;

"Council Member" means a member of the Council;

"the Exchange" means the company incorporated pursuant to the provisions of the Act and known as "The Bermuda Stock Exchange";

"Member" has the meaning assigned to it by the Companies Acts;

"paid up" means paid up or credited as paid up;

"Register" means the Register of Members of the Exchange;

"Registered Office" means the registered office for the time being of the Exchange;

"regulations" means the regulations made under section 11 of the Act;

"Seal" means the common seal of the Exchange and includes any duplicate thereof;

"Secretary" includes a temporary or assistant Secretary and any person appointed by the Council to perform any of the duties of the Secretary;

"these Bye-Laws" means these Bye-Laws in their present form or as from time to time amended;

"Trading Member" means a person admitted to membership in the Exchange pursuant to the regulations;

"Trading Members" means the aggregate of Trading Members for the time being;

for the purposes of these Bye-Laws a corporation shall be deemed to be present in person if its representative duly authorised pursuant to the Companies Acts is present;

words importing the singular number only include the plural number and vice versa;

words importing the masculine gender only include the feminine and neuter genders respectively;

words importing persons include companies or associations or bodies of persons, whether corporate or un-incorporate;

reference to writing shall include typewriting, printing, lithography, photography and other modes of representing or reproducing words in a legible and non-transitory form;

any words or expressions defined in the Companies Acts in force at the date when these Bye-Laws or any part thereof are adopted shall bear the same meaning in these Bye-Laws or such part (as the case may be).

REGISTERED OFFICE

2. The Registered Office shall be at such place in Bermuda as the Council shall from time to time appoint.

APPROVAL OF THE AUTHORITY

3. Notwithstanding anything expressed or implied to the contrary in these Bye-Laws, the prior approval in writing of the Authority shall be required with respect to each of the following matters:

(i) the application of any person to become a Member of the Exchange;

(ii) the offering, allotment, issue, transfer or other dealing with the shares or other securities of the Exchange;

(iii) the modification of the rights attaching to any class of shares or securities of the Exchange; and

(iv) any increase or other alteration of the capital of the Exchange.

SHARE RIGHTS

4. Subject to these Bye-Laws and to any special rights conferred on the holders of any share or class of shares, any share in the Exchange may be issued with or have attached thereto such preferred, deferred, qualified or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as the Exchange may in general meeting determine or, if there has not been any such determination or so far as the same shall not make specific provision, as the Council may determine.

POWER OF THE EXCHANGE TO REPURCHASE ITS SHARES

4A. The Exchange may purchase its own shares in accordance with the provisions of the Companies Act on such terms as the Council shall think fit. The Council may exercise all the powers of the Exchange to purchase all or any part of its own shares in accordance with the Companies Act.

MODIFICATION OF RIGHTS

5. Subject to the Companies Acts and these Bye-Laws, all or any of the special rights for the time being attached to any class of shares for the time being issued may from time to time (whether or not the Exchange is being wound up) be altered or abrogated with the consent in writing of the holders of not less than seventy five percent of the issued shares of that class or with the sanction of a resolution passed at a separate general meeting of the holders of such shares voting in person or by proxy. To any such separate general meeting, all the provisions of these Bye-Laws as to general meetings of the Exchange shall mutatis mutandis apply, but so that the necessary quorum shall be two or more persons holding or representing by proxy any of the shares of the relevant class, that every holder of shares of the relevant class shall be entitled on a poll to one vote for every such share held by him and that any holder of shares of the relevant class present in person or by proxy may demand a poll.

6. The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be altered by the creation or issue of further shares ranking pari passu therewith.

SHARES

7. Subject to these Bye-Laws, the unissued shares of the Exchange (whether forming part of the original capital or any increased capital) shall be at the disposal of the Council, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the Council may determine.

8. The Council may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by law.

9. Except as ordered by a court of competent jurisdiction or as required by law, no person shall be recognised by the Exchange as holding any share upon trust and the Exchange shall not be bound by or required in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except only as otherwise provided in these Bye-Laws or by law) any other right in respect of any share except an absolute right to the entirety thereof in the registered holder.

CERTIFICATES

10. The preparation, issue and delivery of certificates shall be governed by the Companies Acts. In the case of a share held jointly by several persons, delivery of a certificate to one of several joint holders shall be sufficient delivery to all.

11. If a share certificate is defaced, lost or destroyed it may be replaced without fee but on such terms (if any) as to evidence and indemnity and to payment of the costs and out of pocket expenses of the Exchange in investigating such evidence and preparing such indemnity as the Council may think fit and, in case of defacement, on delivery of the old certificate to the Exchange.

12. All certificates for share or loan capital or other securities of the Exchange (other than letters of allotment, scrip certificates and other like documents) shall, except to the extent that the terms and conditions for the time being relating thereto otherwise provide, be issued under the Seal. The Council may by resolution determine, either generally or in any particular case, that any signatures on any such certificates need not be autographic but may be affixed to such certificates by some mechanical means or may be printed thereon or that such certificates need not be signed by any persons.

LIEN

13. The Exchange shall have a first and paramount lien on every share (not being a fully paid share) for all moneys, whether presently payable or not, called or payable, at a date fixed by or in accordance with the terms of issue of such share in respect of such share, and the Exchange shall also have a first and paramount lien on every share (other than a fully paid share) standing registered in the name of a Member, whether singly or jointly with any other person, for all the debts and liabilities of such Member or his estate to the Exchange, whether the same shall have been incurred before or after notice to the Exchange of any interest of any person other than such Member, and whether the time for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such Member or his estate and any other person, whether a Member or not. The Exchange's lien on a share shall extend to all dividends payable thereon. The Council may at any time, either generally or in any particular case, waive any lien that has arisen or declare any share to be wholly or in part exempt from the provisions of this Bye-Law.

14. The Exchange may sell, in such manner as the Council may think fit, any share on which the Exchange has a lien but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing, stating

and demanding payment of the sum presently payable and giving notice of the intention to sell in default of such payment, has been served on the holder for the time being of the share.

15. The net proceeds of sale by the Exchange of any shares on which it has a lien shall be applied in or towards payment or discharge of the debt or liability in respect of which the lien exists so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale) be paid to the holder of the share immediately before such sale. For giving effect to any such sale the Council may authorise some person to transfer the share sold to the purchaser thereof. The purchaser shall be registered as the holder of the share and he shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the sale.

CALLS ON SHARES

16. The Council may from time to time make calls upon the Members in respect of any moneys unpaid on their shares (whether on account of the par value of the shares or by way of premium) and not by the terms of issue thereof made payable at a date fixed by or in accordance with such terms of issue, and each Member shall (subject to the Exchange serving upon him at least fourteen days notice specifying the time or times and place of payment) pay to the Exchange at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Council may determine.

17. A call may be made payable by instalments and shall be deemed to have been made at the time when the resolution of the Council authorizing the call was passed.

18. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

19. If a sum called in respect of the share shall not be paid before or on the day appointed for payment thereof the person from whom the sum is due shall pay interest on the sum from the day appointed for the payment thereof to the time of actual payment at such rate as the Council may determine, but the Council shall be at liberty to waive payment of such interest wholly or in part.

20. Any sum which, by the terms of issue of a share, becomes payable on allotment or at any date fixed by or in accordance with such terms of issue, whether on account of the nominal amount of the share or by way of premium, shall for all the purposes of these Bye-Laws be deemed to be a call duly made, notified and payable on the date on which, by the terms of issue, the same becomes payable and, in case of non-payment, all the relevant provisions of these Bye-Laws as to payment of interest, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

21. The Council may on the issue of shares differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

FORFEITURE OF SHARES

22. If a Member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Council may at any time thereafter during such time as any part of such call or instalment remains unpaid serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

23. The notice shall name a further day (not being less than 14 days from the date of the notice) on or before which, and the place where, the payment required by the notice is to be made and shall state that, in the event of non-payment on or before the day and at the place appointed, the shares in respect of which such call is made or instalment is payable will be liable to be forfeited. The Council may accept the surrender of any share liable to be forfeited hereunder and, in such case, references in these Bye-Laws to forfeiture shall include surrender.

24. If the requirements of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls or instalments and interest due in respect thereof has been made, be forfeited by a resolution of the Council to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited shares and not actually paid before the forfeiture.

25. When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share; but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice as aforesaid

26. A forfeited share shall be deemed to be the property of the Exchange and may (subject to these Bye-Laws) be sold, re-offered or otherwise disposed of either to the person who was, before forfeiture, the holder thereof or entitled thereto or to any other person upon such terms and in such manner as the Council shall think fit, and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Council may think fit.

27. A person whose shares have been forfeited shall thereupon cease to be a Member in respect of the forfeited shares but shall, notwithstanding the forfeiture, remain liable to pay to the Member all moneys which at the date of forfeiture were presently payable by him to the Exchange in respect of the shares with interest thereon at such rate as the Council may determine from the date of forfeiture until payment, and the Exchange may enforce payment without being under any obligation to make any allowance for the value of the shares forfeited.

28. An affidavit in writing that the deponent is a Council Member or the Secretary and that a share has been duly forfeited on the date stated in the affidavit shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Exchange may receive the consideration (if any) given for the share on the sale, re-allotment or disposition thereof and the Council may authorise some person to transfer the share to the person to whom the same is sold, re-allotted or disposed of, and he shall thereupon be registered as the holder of the share and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale, re-allotment or disposal of the share.

REGISTER OF MEMBERS

29. The Secretary shall establish and maintain the Register of Members at the Registered Office in the manner prescribed by the Companies Acts. Unless the Council otherwise determines, the Register of Members shall be open to inspection in the manner prescribed by the Companies Acts between 10:00 a.m. and 12:00 noon on every working day. Unless the Council so determines, no Member or intending Members shall be entitled to have entered in the Register any indication of any trust or any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share and if any such entry exists or is permitted by the Council it shall not be deemed to abrogate any of the provisions of Bye-Law 9.

REGISTER OF TRADING MEMBERS

30. The Secretary shall establish and maintain a register of Trading Members as required by the Act. The register of Trading Members shall be open to inspection in the manner prescribed by the Act between 10:00 a.m. and 12:00 noon on every working day.

REGISTER OF COUNCIL MEMBERS AND OFFICERS

31. The Secretary shall establish and maintain a register of the Council Members and Officers of the Exchange in a manner corresponding to that prescribed for directors and officers of a company by the Companies Acts. The register of Council Members and Officers shall be open to inspection in the manner corresponding as aforesaid between 10:00 a.m. and 12:00 noon on every working day.

TRANSFER OF SHARES

32. Subject to the Act, the Companies Acts and these Bye-Laws, any Member may transfer all or any of his shares by an instrument of transfer in the usual common form or in any other form which the Council may approve.

33. (1) The instrument of transfer of a share shall be signed by or on behalf of the transferor and where any share is not fully-paid the transferee, and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof. All instruments of transfer when registered may be retained by the Exchange.

(2) The Council shall not register any transfer unless:-

(a) the instrument of transfer is duly stamped and lodged with the Exchange, accompanied by the certificate for the shares to which it relates, and such other evidence as the Council may reasonably require to show the right of the transferor to make the transfer;

(b) the instrument of transfer is in respect of only one class of share; and

(c) the prior approval in writing of the Authority with respect thereto has been obtained.

TRANSMISSION OF SHARES

34. In the case of the death of a Member, the survivor or survivors, where the deceased was a joint holder, and the estate representative, where he was sole holder, shall be the only person recognised by the Exchange as having any title to his shares; but nothing herein contained shall release the estate of a deceased holder (whether the sole or joint) from any liability in respect of any share held by him solely or jointly with other persons. For the purpose of this Bye-Law, estate representative means the person to whom probate or letters of administration has or have been granted in Bermuda or, failing any such person, such other person as the Council may in its absolute discretion determine to be the person recognised by the Exchange for the purpose of this Bye-Law.

35. Any person becoming entitled to a share in consequence of the death of a Member or otherwise by operation of applicable law may, subject as hereafter provided and upon such evidence being produced as may from time to time be required by the Council as to his entitlement, either be registered himself as the holder of the share or elect to have some person nominated by him registered as the transferee thereof. If the person so becoming entitled elects to be registered himself, he shall deliver or send to the Exchange a notice in writing signed by him stating that he so elects. If he shall elect to have his nominee registered, he shall signify his election by signing an instrument of transfer of such share in favour of his nominee. All the limitations, restrictions and provisions of these Bye-Laws relating to the right to transfer and the registration of transfer of shares shall be applicable to any such notice or instrument of transfer as aforesaid as if the death of the Member or other event giving rise to the transmission had not occurred and the notice or instrument of transfer was an instrument of transfer signed by such Member.

36. A person becoming entitled to a share in consequence of the death of a Member or otherwise by operation of applicable law shall (upon such evidence being produced as may from time to time be required by the Council as to his entitlement) be entitled to receive and may give a discharge for any dividends or other moneys payable in respect of the share, but he shall not be entitled in respect of the share to receive notices of or to attend or vote at general meetings of the Exchange or, save as aforesaid, to exercise in respect of the share any of the rights or privileges of a Member until he shall have become registered as the holder thereof. The Council may at any time give notice requiring such person to elect either to be registered himself or to transfer the share and if the notice is not complied with within sixty days the Council may thereafter withhold payment of all dividends and other moneys payable in respect of the shares until the requirements of the notice have been complied with.

37. Subject to any directions of the Council from time to time in force, the Secretary may exercise the powers and discretions of the Council under Bye-Laws 34, 35 and 36.

INCREASE OF CAPITAL

38. Subject to these Bye-Laws, the Exchange may from time to time increase its capital by such sum to be divided into shares of such par value as the Exchange in general meeting shall prescribe.

39. Subject to these Bye-Laws, the Exchange may, by the resolution increasing the capital, direct that the new shares or any of them shall be offered in the first instance either at par or at a premium or (subject to the provisions of the Companies Acts) at a discount to all the holders for the time being of shares of any class or classes in proportion to the number of such shares held by them respectively or make any other provision as to the issue of the new shares.

40. The new shares shall be subject to all the provisions of these Bye-Laws with reference to lien, the payment of calls, forfeiture, transfer, transmission and otherwise.

ALTERATION OF CAPITAL

41. Subject to these Bye-Laws, the Exchange may from time to time in general meeting:-

(a) divide its shares into several classes and attach thereto respectively any preferential, deferred, qualified or special rights, privileges or conditions;

(b) consolidate and divide all or any of its share capital into shares of larger par value than its existing shares;

(c) sub-divide its shares or any of them into shares of smaller par value than is fixed by the Act so, however, that in the sub-division the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived;

(d) make provision for the issue and allotment of shares which do not carry any voting rights; and

(e) cancel shares which, at the date of the passing of the resolution in that behalf, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled.

Where any difficulty arises in regard to any division, consolidation, or sub-division under this Bye-Law, the Council may settle the same as it thinks expedient and, in particular, may arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale in due proportion amongst the Members who would have been entitled to the fractions, and for this purpose the Council may authorise some person to transfer the shares representing fractions to the purchaser thereof, who shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

42. Subject to the Companies Acts and to any confirmation or consent required by law or these Bye-Laws, the Exchange may by resolution in general meeting from time to time convert any preference shares into redeemable preference shares.

REDUCTION OF CAPITAL

43. Subject to the Act, the Companies Acts and any confirmation or consent required by law or these Bye-Laws, the Exchange may from time to time in general meeting authorise the reduction of its issued share capital or any capital redemption reserve fund or any share premium or contributed surplus account in any manner.

44. In relation to any such reduction, the Exchange may in general meeting determine the terms upon which such reduction is to be effected including in the case of a reduction of part only of a class of shares, those shares to be affected.

GENERAL MEETINGS

45. The Council shall convene and the Exchange shall hold general meetings as Annual General Meetings in accordance with the requirements of the Companies Acts at such times and places as the Council shall appoint. The Council may, whenever it thinks fit, and shall, when required by the Companies Acts, convene general meetings other than Annual General Meetings which shall be called Special General Meetings.

NOTICE OF GENERAL MEETINGS

46. An Annual General Meeting shall be called by not less than 5 days notice in writing and a Special General Meeting shall be called by not less than 5 days notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, day and time of the meeting, and, in the case of a Special General Meeting, the general nature of the business to be considered. Notice of every general meeting shall be given in any manner permitted Bye-Laws 118 and 119 to all Members other than such as, under the provisions of these Bye-Laws or the terms of issue of the shares they hold, are not entitled to receive such notice from the Exchange.

Notwithstanding that a meeting of the Exchange is called by shorter notice than that specified in this Bye-Law, it shall be deemed to have been duly called if it is so agreed:-

(a) in the case of a meeting called as an Annual General Meeting, by all the Members entitled to attend and vote thereat;

(b) in the case of any other meeting, by a majority in number of the Member having the right to attend and vote at the meeting, being a majority together holding not less than 95 percent in nominal value of the shares giving that right.

47. The accidental omission to give notice of a meeting or (in cases where instruments of proxy are sent out with the notice) the accidental omission to send such instrument of proxy to, or the

non-receipt of notice of a meeting or such instrument of proxy by, any person entitled to receive such notice shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

48. No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment, choice or election of a chairman which shall not be treated as part of the business of the meeting. Save as otherwise provided by these Bye-Laws, at least two Members holding not less than 51 per cent of the shares carrying the right to vote, present in person or represented by proxy, shall be a quorum for all purposes.

49. If within five minutes (or such longer time as the chairman of the meeting may determine to wait) after the time appointed for the meeting, a quorum is not present, the meeting, if convened on the requisition of Members, shall be dissolved. In any other case, it shall stand adjourned to such other day and such other time and place as the chairman of the meeting may determine and at such adjourned meeting two Members present in person (whatever the number of shares held by them) shall be a quorum. The Exchange shall give not less than 5 days notice of any meeting adjourned through want of a quorum and such notice shall state that two Members present in person (whatever the number of shares held by them) shall be a quorum.

50. A meeting of the Members or any class thereof may be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously and participation in such a meeting shall constitute presence in person at such meeting.

51. Each Council Member shall be entitled to attend and speak at any general meeting of the Exchange.

52. The Chairman of the Exchange or, in his absence, the Deputy Chairman shall preside as chairman at every general meeting. If at any meeting neither of the Chairman nor the Deputy Chairman is present within five minutes after the time appointed for holding the meeting, or if neither of them is willing to act as chairman, the Council Members present shall choose one of their number to act or if one Council Member only is present he shall preside as chairman if willing to act. If no Council Member is present or, if each of the Council Members present declines to take the chair, the persons present and entitled to vote on a poll shall elect one of their number to be chairman.

53. The chairman of the meeting may, with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. When a meeting is adjourned for three months or more, notice of the adjourned meeting shall be given as in the case of an original meeting.

54. Save as expressly provided by these Bye-Laws, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

VOTING

55. Save where a greater majority is required by the Companies Acts or these Bye-Laws, any question proposed for consideration at any general meeting shall be decided on by a simple majority of votes cast.

56. At any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:-

(a) the chairman of the meeting; or

(b) at least three Members present in person or represented by proxy; or

(c) any Member or Members present in person or represented by proxy and holding between them not less than one tenth of the total voting rights of all the Members having the right to vote at such meeting; or

(d) a Member or Members present in person or represented by proxy holding shares conferring the right to vote at such meeting, being shares on which an aggregate sum has been paid up equal to not less than one tenth of the total sum paid up on all such shares conferring such right.

Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has, on a show of hands, been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost shall be final and conclusive, and an entry to that effect in the minute book of the Exchange shall be conclusive evidence of the fact without proof of the number of votes recorded for or against such resolution.

57. If a poll is duly demanded, the result of the poll shall be deemed to be the resolution of the meeting at which the poll is demanded.

58. A poll demanded on the election of a chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken in such manner and either forthwith or at such time (being not later than three months after the date of the demand) and place as the chairman shall direct. It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll.

59. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been demanded and it may be withdrawn at any time before the close of the meeting or the taking of the poll, whichever is the earlier.

60. On a poll, votes may be cast either personally or by proxy.

61. A person entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way.

62. In the case of an equality of votes at a general meeting, whether on a show of hands or on a poll, the chairman of such meeting shall not be entitled to a second or casting vote.

63. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding.

64. A Member who is a patient for any purpose of any statute or applicable law relating to mental health or in respect of whom an order has been made by any Court having jurisdiction for the protection or management of the affairs of persons incapable of managing their own affairs may vote, whether on a show of hands or on a poll, by his receiver, committee, curator bonis or other person in the nature of a receiver, committee or curator bonis appointed by such Court and such receiver, committee, curator bonis or other person may vote on a poll by proxy, and. may otherwise act and be treated as such Member for the purpose of general meetings.

65. No Member shall, unless the Council otherwise determines, be entitled to vote at any general meeting unless all calls or other sums presently payable by him in respect of shares in the Exchange have been paid.

66. If (i) any objection shall be raised to the qualification of any voter or (ii) any votes have been counted which ought not to have been counted or which might have been rejected or (iii) any votes are not counted which ought to have been counted, the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless the same is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be final and conclusive.

PROXIES AND CORPORATE REPRESENTATIVES

67. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney authorised by him in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer, attorney or other person authorised to sign the same. A person who is not a Member may be appointed a proxy holder.

68. Any Member may appoint a standing proxy or (if a corporation) representative by depositing at the Registered Office a proxy or (if a corporation) an authorisation and such proxy or authorisation shall be valid for all general meetings and adjournments thereof until notice of revocation is received at the Registered Office. Where a standing proxy or authorisation exists, its operation shall be deemed to have been suspended at any general meeting or adjournment thereof

at which the Member is present or in respect to which the Member has specially appointed a proxy or representative. The Council may from time to time require such evidence as it shall deem necessary as to the due execution and continuing validity of any such standing proxy or authorisation and the operation of any such standing proxy or authorisation shall be deemed to be suspended until such time as the Council determines that it has received the requested evidence or other evidence satisfactory to it.

69. Subject to Bye-Law 68, the instrument appointing a proxy together with such other evidence as to its due execution as the Council may from time to time require, shall be delivered at the Registered Office (or at such place as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any document sent therewith) prior to the holding of the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, before the time appointed for the taking of the poll and in default the instrument of proxy shall not be treated as valid.

70. Instruments of proxy shall be in any common form or in such other form as the Council may approve and the Council may, if it thinks fit, send out with the notice of any meeting forms of instruments of proxy for use at that meeting. The instrument of proxy shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy shall unless the contrary is stated therein be valid as well for any adjournment of the meeting as for the meeting to which it relates.

71. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal, or revocation of the instrument of proxy or of the authority under which it was executed, provided that no intimation in writing of such death, insanity or revocation shall have been received by the Exchange at the Registered Office (or such other place as may be specified for the delivery of instruments of proxy in the notice convening the meeting or other documents sent therewith) one hour at least before the commencement of the meeting or adjourned meeting, or the taking of the poll, at which the instrument of proxy is used.

72. Subject to the Companies Acts, the Council may at its discretion waive any of the provisions of these Bye-Laws related to proxies or authorisations and, in particular, may accept such verbal or other assurances as it thinks fit as to the right of any person to attend and vote on behalf of any Member at general meetings.

APPOINTMENT AND REMOVAL OF COUNCIL MEMBERS

73. The number of Council Members shall be such number not less than three as the Exchange in general meeting may from time to time determine and, subject to the Act, the Companies Acts and these Bye-Laws shall serve until re-elected or their successors are appointed at the next Annual General Meeting. A person who is not a Member may be appointed a Council Member.

74. Each Member that holds not less than 10% of the issued ordinary shares of the Exchange, shall have the right to designate and appoint one Council Member by notice in writing delivered to the Secretary. Any Council Member appointed by a Member pursuant to this Bye-Law may be removed by that Member at any time by written notice to the Council Member and to the Secretary. If the share holding of any Member who has appointed a Council Member pursuant to this Bye-law reduces below 10% of the issued ordinary shares of the Exchange then that Member is no longer entitled to appoint a Council Member in accordance with this Bye-law and the term of office of any Council Member so appointed shall expire immediately.

75. The Exchange shall at the Annual General Meeting and may in general meeting determine the minimum and the maximum number of Council Members and may in general meeting determine that one or more vacancies in the Council shall be deemed casual vacancies for the purposes of these Bye-Laws.

76. The Exchange may in a Special General Meeting called for that purpose remove a Council Member provided notice of any such meeting shall be served upon the Council Member concerned not less than 14 days before the meeting and he shall be entitled to be heard at that meeting. Any vacancy created by the removal of a Council Member at a Special General Meeting may be filled at the Meeting by the election of another Council Member in his place or, in the absence of any such election, by the Council.

RESIGNATION AND DISQUALIFICATION OF COUNCIL MEMBERS

77. The office of a Council Member shall be vacated upon the happening of any of the following events:

(a) if he resigns his office by notice in writing delivered to the Registered Office or tendered at a meeting of the Council;

(b) if he becomes of unsound mind or a patient for any purpose of any statute or applicable law relating to mental health and the Council resolves that his office is vacated;

(c) if he becomes bankrupt or compounds with his creditors;

(d) if he is prohibited by law from being a Council Member;

(e) if he ceases to be a Council Member by virtue of the Act or the Companies Acts or is removed from office pursuant to these Bye-Laws; or

(f) if, being an appointee of a Member which holds not less than 10% of the issued ordinary shares of the Exchange, the share holding of that Member reduces below 10% of the issued ordinary shares of the Exchange.

ALTERNATE COUNCIL MEMBERS

78. The Exchange may in general meeting elect a person or persons qualified to be Council Members to act as Council Members in the alternative to any of the Council Members or may authorise the Council to appoint such Alternate Council Members. Any Alternate Council Member may be removed by the Exchange in general meeting and, if appointed by the Council, may be removed by the Council and, subject thereto, the office of Alternate Council Member shall continue until the next annual election of the Council or, if earlier, the date on which the relevant Council Member ceases to be a Council Member. An Alternate Council Member may also be a Council Member in his own right and may act as alternate to more than one Council Member.

79. An Alternate Council Member shall be entitled to receive notices of all meetings of Council, to attend, be counted in the quorum and vote at any such meeting at which any Council Member to whom he is alternate is not personally present, and generally to perform all the functions of any Council Member to whom he is alternate in his absence.

80. Every person acting as an Alternate Council Member shall (except as regards powers to appoint an alternate and remuneration) be subject in all respects to the provisions of these Bye-Las relating to Council Members and shall alone be responsible to the Exchange for his acts and defaults and shall not be deemed to be the agent of or for any Council Member for whom he is alternate. An Alternate Council Member may be paid expenses and shall be entitled to be indemnified by the Exchange to the same extent mutatis mutandis as if he were a Council Member. Every person acting as an Alternate Council Member shall have one vote for each Council Member for whom he acts as alternate (in addition to his own vote if he is also a Council Member). The signature of an Alternate Council Member to any resolution in writing of the Council or a committee of the Council shall, unless the terms of his appointment provides to the contrary, be as effective as the signature of the Council Member or Council Members to whom he is alternate.

COUNCIL MEMBERS' FEES AND ADDITIONAL REMUNERATION AND EXPENSES

81. The amount, if any, of Council Members' fees shall from time to time be determined by the Exchange in general meeting and in the absence of a determination to the contrary in general meeting, such fees shall be deemed to accrue from day to day. Each Council Member may be paid his reasonable travelling, hotel and incidental expenses in attending and returning from meetings of the Council or committees constituted pursuant to these Bye-Laws or general meetings and shall be paid all expenses properly and reasonably incurred by him in the conduct of the Exchange's business or in the discharge of his duties as a Council Member. Any Council Member who, by request, goes or resides abroad for any purposes of the Exchange or who performs services which in the opinion of the Council go beyond the ordinary duties of a Council Member may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Council may determine, and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Bye-Law.

COUNCIL MEMBERS' INTERESTS

82. (a) A Council Member may hold any other office or position with the Exchange (except that of auditor) in conjunction with his office of Council Member for such period and upon such terms as the Council may determine, and may be paid such extra remuneration therefor (whether by way of salary, commission, participation in profits or otherwise) as the Council may determine, and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Bye-Law.

(b) A Council Member may act by himself or his firm in a professional capacity for the Exchange (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a Council Member.

(c) Subject to the provisions of the Companies Acts, a Council Member may notwithstanding his office be a party to, or otherwise interested in, any transaction or arrangement with the Exchange or in which the Exchange is otherwise interested; and be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Exchange or in which the Exchange is interested. The Council may also cause the voting power conferred by the shares in any other company held or owned by the Exchange to be exercised in such manner in all respects as it thinks fit, including the exercise thereof in favour of any resolution appointing the Council Members or any of them to be directors or officers of such other company, or voting or providing for the payment of remuneration to the directors or officers of such other company.

(d) So long as, where it is necessary, he declares the nature of his interest at the first opportunity at a meeting of the Council or by writing to the Council Members as required by the Companies Acts, a Council Member shall not by reason of his office be accountable to the Exchange for any benefit which he derives from any office or employment to which these Bye-Laws allow him to be appointed or from any transaction or arrangement in which these Bye-Laws allow him to be interested, and no such transaction or arrangement shall be liable to be avoided on the ground of any interest or benefit.

(e) Subject to the Companies Acts and any further disclosure required thereby, a general notice to the Council by a Council Member or officer declaring that he is a director or officer or has an interest in a person and is to be regarded as interested in any transaction or arrangement made with that person, shall be a sufficient declaration of interest in relation to any transaction or arrangement so made.

POWERS AND DUTIES OF THE COUNCIL

83. Subject to the provisions of the Act, the Companies Acts and these Bye-Laws and to any directions given by the Exchange in general meeting, the Council shall manage the business of the Exchange and may pay all expenses incurred in promoting and incorporating the Exchange and may exercise all the powers of the Exchange. Subject generally to the provisions of the Act, the Council shall make regulations which provide for the matters specified in the Act and may make such other regulations as it deems necessary or desirable for the proper and efficient regulation,

management and control of the Exchange and the stock market operated by the Exchange. No alteration of these Bye-Laws and no such direction shall invalidate any prior act of the Council which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Bye-Law shall not be limited by any special power given to the Council by these Bye-Laws and a meeting of the Council at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Council.

84. The Council may exercise all the powers of the Exchange to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Exchange and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Exchange or of any other persons.

85. All cheques, promissory notes, drafts, bills of exchange and other instruments, whether negotiable or transferable or not, and all receipts for money paid to the Exchange shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Council shall from time to time by resolution determine.

86. The Council may from time to time appoint one or more of its body to be a managing director, joint managing director or an assistant managing director or to hold any other employment or executive office with the Exchange for such period and upon such terms as the Council may determine and may revoke or terminate any such appointments. Any such revocation or termination as aforesaid shall be without prejudice to any claim for damages that such Council Member may have against the Exchange or the Exchange may have against such Council Member for any breach of any contract of service between him and the Exchange which may be involved in such revocation or termination. Any person so appointed shall receive such remuneration (if any) (whether by way of salary, commission, participation in profits or otherwise) as the Council may determine, and either in addition to or in lieu of his remuneration as a Council Member.

DELEGATION OF THE COUNCIL'S POWERS

87. The Council may by power of attorney appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Council, to be the attorney or attorneys of the Exchange for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Council under these Bye-Laws) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney and of such attorney as the Council may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

88. The Council may, with the prior approval in writing of the Authority in each case, entrust to and confer upon any Council Member or officer any of the powers exercisable by it upon such terms and conditions with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, and may (with such approval) from time to time revoke or vary all or any of such powers but no person dealing in good faith and without notice of such revocation or variation shall be affected thereby.

89. The Council may, with the prior approval in writing of the Authority in each case, delegate any of its powers, authorities and discretions to committees, consisting of such person or persons (whether a member or members of its body or not) as it thinks fit. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed upon it by the Council.

PROCEEDINGS OF THE COUNCIL

90. The Council may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes the motion shall be deemed to have been lost. A Council Member may, and the Secretary on the requisition of a Council Member shall, at any time summon a meeting of the Council.

91. Notice of a meeting of the Council shall be deemed to be duly given to a Council Member if it is given to him personally or by word of mouth or sent to him by post, cable, telex, telecopier or other mode of representing or reproducing words in a legible and non-transitory form at his last known address or any other address given by him to the Exchange for this purpose. A Council Member may waive notice of any meeting either prospectively or retrospectively.

92. (a) The quorum necessary for the transaction of the business of the Council may be fixed by the Council and, unless so fixed at any other number, shall be two individuals. Any Council Member who ceases to be a Council Member at a meeting of the Council may continue to be present and to act as a Council Member and be counted in the quorum until the termination of the meeting if no other Council Member objects and if otherwise a quorum would not be present.

(b) A Council Member who to his knowledge is in any way, whether directly or indirectly, interested in a contract or proposed contract, transaction or arrangement with the Exchange and has complied with the provisions of the Companies Acts and these Bye-Laws with regard to disclosure of his interest shall be entitled to vote in respect of any contract, transaction or arrangement in which he is so interested and if he shall do so his vote shall be counted, and he shall be taken into account in ascertaining whether a quorum is present.

93. So long as a quorum of Council Members remains in office, the continuing Council Members may act notwithstanding any vacancy in the Council but, if no such quorum remains, the continuing Council Members or a sole continuing Council Member may act only for the purpose of calling a general meeting.

94. The Chairman shall act as chairman of all meetings of the Council at which he is present and, in his absence, the Deputy Chairman shall be chairman. If at any meeting neither the Chairman nor the Deputy Chairman is present within five minutes after the time appointed for holding the same, the Council Members present may choose one of their number to be chairman of the meeting.

95. The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in these Bye-Laws for regulating the meetings and proceedings of the Council so far as the same are applicable and are not superseded by any regulations imposed by the Council.

96. A resolution in writing signed by all the Council Members for the time being entitled to receive notice of a meeting of the Council or by all the members of a committee for the time being shall be as valid and effectual as a resolution passed at a meeting of the Council or, as the case may be, of such committee duly called and constituted. Such resolution may be contained in one document or in several documents in the like form each signed by one or more of the Council Members or members of the committee concerned.

97. A meeting of the Council or a committee appointed by the Council may be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously and participation in such a meeting shall constitute presence in person at such meeting.

98. All acts done by the Council or by any committee or by any person acting as a Council Member or member of a committee or any person duly authorised by the Council or any committee, shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the Council or such committee or person acting as aforesaid or that they or any of them were disqualified or had vacated their office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Council Member, member of such committee or person so authorised.

OFFICERS

99. The officers of the Exchange shall include a Chairman and a Deputy Chairman who shall be Council Members and shall be elected by the Council as soon as possible after the statutory meeting and each annual general meeting. In addition, the Council may appoint any person whether or not he is a Council Member to hold such other office (including that of President and Vice-President) as the Council may from time to time determine. Any person elected or appointed pursuant to this Bye-Law shall hold office for such period and upon such terms as the Council may determine and the Council may revoke or terminate any such election or appointment. Any such revocation or termination shall be without prejudice to any claim for damages that such officer may have against the Exchange or the Exchange may have against such officer for any breach of any contract of service between him and the Exchange which may be involved in such revocation or termination. Save a provided in the Act, the Companies Acts or these Bye-Laws, the powers and duties of the officers of the Exchange shall be such (if any) as are determined from time to time by the Council.

MINUTES

100. The Council shall cause minutes to be made and books kept for the purpose of recording -

(a) all appointments of officers made by the Council;

(b) the names of the Council Members and other persons (if any) present at each meeting of the Council and of any committee; and

(c) of all proceedings at meetings of the Exchange, of the holders of any class of shares in the Exchange, and of committees.

SECRETARY

101. The Secretary shall be appointed by the Council at such remuneration (if any) and upon such terms as it may think fit and any Secretary so appointed may be removed by the Council. The duties of the Secretary shall be those prescribed by the Act and the Companies Acts, together with such other duties as shall from time to time be prescribed by the Council.

102. A provision of the Act, the Companies Acts or these Bye-Laws requiring or authorising a thing to be done by or to a Council Member and the Secretary shall not be satisfied by its being done by or to the same person acting both as Council Member and as, or in the place of, the Secretary.

THE SEAL

103. (a) The Seal shall consist of a circular metal device with the name of the Exchange around the outer margin thereof and the country and year of incorporation across the centre thereof. Should the Seal not have been received at the Registered Office in such form at the date of adoption of this Bye-Law then, pending such receipt, any document requiring to be sealed with the Seal shall be sealed by affixing a red wafer seal to the document with the name of the Exchange, and the country and year of incorporation type written across the centre thereof.

(b) The Council shall provide for the custody of every Seal. A Seal shall only be used by authority of the Council or of a committee of the Council authorised by the Council in that behalf. Subject to these Bye-Laws, any instrument to which a Seal is affixed shall be signed by a Council Member and by the Secretary or by a second Council Member; provided that the Secretary or a Council Member may affix a Seal over his signature only to authenticate copies of these Bye-Laws, the minutes of any meeting or any other documents requiring authentication.

DIVIDENDS AND OTHER PAYMENTS

104. The Council may from time to time declare cash dividends or distributions out of contributed surplus to be paid to the Members according to their rights and interests including such interim dividends as appear to the Council to be justified by the position of the Exchange. The Council may also pay any fixed cash dividend which is payable on any shares of the Exchange

half yearly or on such other dates, whenever the position of the Exchange, in the opinion of the Council, justifies such payment.

105. Except insofar as the rights attaching to, or the terms of issue of, any share otherwise provide:-

(a) all dividends or distributions out of contributed surplus may be declared and paid according to the amounts paid up on the shares in respect of which the dividend or distribution is paid, and an amount paid up on a share in advance of calls may be treated for the purpose of this Bye-Law as paid-up on the share:

(b) dividends or distributions out of contributed surplus may be apportioned and paid pro rata according to the amounts paid-up on the shares during any portion or portions of the period in respect of which the dividend or distribution is paid.

106. The Council may deduct from any dividend, distribution or other moneys payable to a Member by the Exchange on or in respect of any shares all sums of money (if any) presently payable by him to the Exchange on account of calls or otherwise in respect of shares of the Exchange.

107. No dividend, distribution or other moneys payable by the Exchange on or in respect of any share shall bear interest against the Exchange.

108. Any dividend, distribution, interest or other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post addressed to the holder at his address in the Register or, in the case of joint holders, addressed to the holder whose name stands first in the Register in respect of the shares at his registered address as appearing in the Register or addressed to such person at such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first in the Register in respect of such shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Exchange. Any one of two or more joint holders may give effectual receipts for any dividends, distributions or other moneys payable or property distributable in respect of the shares held by such joint holders.

109. Any dividend or distribution of contributed surplus unclaimed for a period of six years from the date of declaration of such dividend or distribution shall be forfeited and shall revert to the Exchange and the payment by the Council of any unclaimed dividend, distribution, interest or other sum payable on or in respect of the share into a separate account shall not constitute the Exchange a trustee in respect thereof.

RESERVES

110. The Council may, before recommending or declaring any dividend or distribution out of contributed surplus, set aside such sums as it thinks proper as reserves which shall, at the discretion

of the Council, be applicable for any purpose of the Exchange and pending such application may, also at such discretion, either be employed in the business of the Exchange or be invested in such investments as the Council may from time to time think fit. The Council may also without placing the same to reserve carry forward any sums which it may think it prudent not to distribute.

CAPITALIZATION OF PROFITS

111. Subject to these Bye-Laws, the Exchange may, upon the recommendation of the Council, at any time and from time to time resolve in general meeting to the effect that it is desirable to capitalize all or any part of any amount for the time being standing to the credit of any reserve or fund which is available for distribution or to the credit of any share premium account or any capital redemption reserve fund and accordingly that such amount be set free for distribution amongst the Members or any class of Members who would be entitled thereto if distributed by way of dividend or distribution of contributed surplus and in the same proportions, on the footing that the same be not paid in cash but be applied either in or towards paying up amounts for the time being unpaid on any shares in the Exchange held by such Members respectively or in payment up in full of unissued shares, debentures or other obligations of the Exchange, to be allotted and distributed credited as fully paid amongst such Members, or partly in one way and partly in the other, and the Council shall give effect to such resolution, provided that for the purpose of this Bye-Law, a share premium account and a capital redemption reserve fund may be applied only in paying up of unissued shares to be issued to such Members credited as fully paid and provided further that any sum standing to the credit of a share premium account may only be applied in crediting as fully paid shares of the same class as that from which the relevant share premium was derived.

112. Where any difficulty arises in regard to any distribution under the last preceding Bye-Law, the Council may settle the same as it thinks expedient and, in particular, may authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments should be made to any Members in order to adjust the rights of all parties, as may seem expedient to the Council. The Council may appoint any person to sign on behalf of the persons entitled to participate in the distribution any contract necessary or desirable for giving effect thereto and such appointment shall be effective and binding upon the Members.

RECORD DATES

113. Notwithstanding any other provisions of these Bye-Laws, the Exchange in general meeting or the Council may fix any date as the record date for any dividend, distribution, allotment or issue and for the purpose of identifying the persons entitled to receive notices of general meetings. Any such record date may be on or at any time before or after any date on which such dividend, distribution, allotment or issue is declared, paid or made or such notice is despatched.

ACCOUNTING RECORDS

114. The Council shall cause to be kept accounting records sufficient to give a true and fair view of the state of the Exchange's affairs and to show and explain its transactions, in accordance with the Companies Acts.

115. The records of account shall be kept at the Registered Office or at such other place or places as the Council thinks fit, and shall at all times be open to inspection by the Council Members: No Member shall have any right to inspect any accounting record or book or document of the Exchange except as conferred by law or authorised by the Council or the Exchange in general meeting.

116. A copy of every balance sheet and statement of income and expenditure, including every document required by law to be annexed thereto, which is to be laid before the Exchange in general meeting, together with a copy of the auditor's report, shall be sent to each person entitled thereto in accordance with the requirements of the Companies Acts.

AUDIT

117. Auditors shall be appointed and their duties regulated in accordance with the Companies Acts, any other applicable law and such requirements not inconsistent with the Companies Acts as the Council may from time to time determine.

SERVICE OF NOTICES AND OTHER DOCUMENTS

118. Any notice or other document (including a share certificate) may be served on or delivered to any Member by the Exchange either personally or by sending it through the post (by airmail where applicable) in a pre-paid letter addressed to such Member at his address as appearing in the Register or by delivering it to or leaving it at such registered address. In the case of joint holders of a share, service or delivery of any notice or other document on or to one of the joint holders shall for all purposes be deemed as sufficient service on or delivery to all the joint holders. Any notice or other document if sent by post shall be deemed to have been served or delivered seven days after it was put in the post, and in proving such service or delivery, it shall be sufficient to prove that the notice or document was properly addressed, stamped and put in the post.

119. Any notice of a general meeting of the Exchange shall be deemed to be duly given to a Member if it is sent to him by cable, telex, telecopier or other mode of representing or reproducing words in a legible and non-transitory form at his address as appearing in the Register or any other address given by him to the Exchange for this purpose. Any such notice shall be deemed to have been served twenty-four hours after its despatch.

120. Any notice or other document delivered, sent or given to a Member in any manner permitted by these Bye-Laws shall, notwithstanding that such Member is then dead or bankrupt or that any other event has occurred, and whether or not the Exchange has notice of the death or bankruptcy or other event, be deemed to have been duly served or delivered in respect of any share registered in the name of such Member as sole or joint holder unless his name shall, at the time of the service or delivery of the notice or document, have been removed from the Register as the holder of the share, and such service or delivery shall for all purposes be deemed as sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming though or under him) in the share.

INDEMNITY

121. Subject to the proviso below, every Council Member, officer of the Exchange and member of a committee constituted under Bye-Law 89 shall be indemnified out of the funds of the Exchange against all civil liabilities loss damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such Council Member, officer or committee member and the indemnity contained in this Bye-Law shall extend to any person acting as a Council Member, officer or committee member in the reasonable belief that he has been so appointed or elected notwithstanding any defect in such appointment or election PROVIDED ALWAYS that the indemnity contained in this Bye-Law shall not extend to any matter which would render it void pursuant to the Companies Acts.

122. Every Council Member, officer and member of a committee duly constituted under Bye-Law 89 of the Exchange shall be indemnified out of the funds of the Exchange against all liabilities incurred by him as such Council Member, officer or committee member in defending any proceedings, whether civil or criminal, in which judgment is given in his favour, or in which he is acquitted, or in connection with any application under the Companies Acts in which relief from liability is granted to him by the court.

123. To the extent that any Council Member, officer or member of a committee duly constituted under Bye-Law 89 is entitled to claim an indemnity pursuant to these Bye-Laws in respect of amounts paid or discharged by him, the relative indemnity shall take effect as an obligation of the Exchange to reimburse the person making such payment or effecting such discharge.

ALTERATION OF BYE-LAWS

124. These Bye-Laws may be amended from time to time in the manner provided for in the Act and the Companies Acts, so that no Bye-Law or amendment to a Bye-Law shall have effect unless first approved in writing by the Authority.

MATTERS REQUIRING SPECIAL APPROVAL

125. (a) The Exchange shall not take any of the following actions unless (i) such action is approved by a Council resolution receiving the affirmative vote of a majority of the Council Members voting on the matter representing not less than 2/3rds the total number of Council Members (a "Supermajority Vote"); and (ii) in addition, where required by the Companies Acts, approved by a Supermajority Vote of the Members entitled to vote thereon:-

(i) sell, assign, pledge or otherwise transfer any shares in any company owned by the Exchange that operates the Bermuda Securities Depository, or any interest therein;

(ii) grant any security interest over the whole or any material part of the business, property or assets (tangible or intangible) of the Exchange;

(iii) issue any shares in the Exchange, determine the issue price for any such shares, or take any action to register any transfer of shares if such issue or registration would result in a Change of Control;

(iv) issue any shares in the Exchange, determine the issue price for any such shares, or take any action to register any transfer of shares if such issue or registration would result in "beneficial ownership" of more than fifty percent (50%) of the combined voting power of the Exchange's then outstanding Voting Securities being owned by non-Bermudians (as defined in the Companies Acts);

(v) change the corporate domicile or the jurisdiction of organization of the Exchange;

(vi) liquidate the Exchange;

(vii) give any guarantee, indemnity or security to secure the liabilities or obligations of any other person, other than a subsidiary of the Exchange, or make a loan to, or any investment in, any such person;

(viii) take any action that could cause the Exchange or its Subsidiaries to be treated as engaged in the conduct of a trade or business within the United States for purposes of United States income tax laws.

DEFINITION OF CHANGE IN CONTROL

126. "Change in Control" shall mean the occurrence of any of the following:-

(a) An acquisition (other than directly from the Exchange) of any voting securities of the Exchange (the "Voting Securities") by any person (including persons acting in concert), immediately after which such person has "beneficial ownership" of more than fifty percent (50%) of the combined voting power of the Exchange's then outstanding Voting Securities; provided, however, in determining whether a Change in Control has occurred, Voting Securities which are acquired in a "Non-Control Acquisition" (as hereinafter defined) shall not constitute an acquisition which would constitute a Change in Control. A "Non-Control Acquisition" shall mean an acquisition by (i) an employee benefit plan (or a trust forming a part thereof) maintained by (A) the Exchange or (B) any corporation or other person of which a majority of its voting power or equity interest is owned, directly or indirectly, by the Exchange (a "Subsidiary"), (ii) the Exchange or any Subsidiary, or (iii) any person in connection with a "Non-Control Transaction" (as hereinafter defined);

(b) The consummation of:-

(i) A merger, amalgamation or reorganization (each, a "Merger") with or into the Exchange or in which securities of the Exchange are issued, unless such Merger or amalgamation is a "Non-Control Transaction". A "Non-Control Transaction" shall mean a merger or amalgamation with or into the Exchange or in which securities of the Exchange are issued where:

(A) the stockholders of the Exchange immediately before such Merger own directly or indirectly immediately following such Merger at least fifty percent (50%) of the outstanding Ordinary Shares and the combined voting power of the outstanding voting securities of (x) the Entity resulting from such Merger (the “Surviving Entity”), if fifty percent (50%) or more of the combined voting power of the then outstanding voting securities of the Surviving Entity is not Beneficially Owned, directly or indirectly by another Entity (a “Parent”), or (y) if there is one or more Parent, the ultimate Parent; and

(B) the individuals who were members of the Incumbent Board immediately prior to the execution of the agreement providing for such Merger constitute at least a majority of the members of the board of directors of (x) the Surviving Entity, if fifty percent (50%) or more of the combined voting power of the then outstanding voting securities of the Surviving Entity is not Beneficially Owned, directly or indirectly, by a Parent, or (y) if there is one or more Parent, the ultimate Parent.

(ii) A complete liquidation or dissolution of the Exchange; or

(iii) The sale or other disposition of all or substantially all of the assets of the Exchange to any Person (other than a transfer to a Subsidiary or the distribution to the Exchange's stockholders of the stock of a Subsidiary or any other assets).

Notwithstanding the foregoing, a Change in Control shall not be deemed to occur solely because any person (the “Subject Person”) acquired Beneficial Ownership of more than the permitted amount of the then outstanding Voting Securities as a result of the acquisition of Voting Securities by the Company which, by reducing the number of Voting Securities then outstanding, increases the proportional number of shares Beneficially Owned by the Subject Person, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of Voting Securities by the Exchange, and after such share acquisition by the Exchange, the Subject Person becomes the Beneficial Owner of any additional Voting Securities which increases the percentage of the then outstanding Voting Securities Beneficially Owned by the Subject Person, then a Change in Control shall occur.

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:20 PM 07/27/2020
FILED 05:20 PM 07/27/2020
SR 20206431043 - File Number 3325613

CERTIFICATION OF FORMATION

OF

M 402 HOLDINGS, LLC

THIS IS TO CERTIFY that there is hereby formed a limited liability company under and by virtue of the Delaware Limited Liability Company Act (the "Act").

1. The name of the limited liability company is **M 402 Holdings, LLC** (the "Company").

2. The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle 19801. The name of its registered agent at that address is The Corporation Trust Company.

3. This Certificate shall be effective upon filing.

4. The duration of this limited liability company will be perpetual.

IN WITNESS WHEREOF, the undersigned, an authorized person, has signed this certificate this 27th day of July, 2020.

WILLIAM H. QUIRK III, ESQ.
AUTHORIZED PERSON

LIMITED LIABILITY COMPANY AGREEMENT
of
M 402 HOLDINGS, LLC

Miami International Holdings, Inc., a Delaware corporation, the sole member (the "LLC Member") of M 402 Holdings, LLC, a Delaware limited liability company (the "Company"), pursuant to and in accordance with the Delaware Limited Liability Company Act, 6 Del.C. § 18-101, et seq. (the "LLC Act"), hereby declares the following to be the Limited Liability Company Agreement (the "Agreement") of the Company.

Section 1. **Formation**. The Company has been formed as a limited liability company under the LLC Act by the filing of a Certificate of Formation with the Office of the Secretary of State of the State of Delaware. The LLC Member agrees to be bound by and comply with the provisions thereof and hereof.

Section 2. **Name.** The name of the limited liability company shall be "M 402 Holdings, LLC".

Section 3. **Definitions.** Capitalized terms not otherwise defined herein shall have the meanings set forth therefor in Section 18-101 of the LLC Act.

Section 4. **Purpose.** The Company is formed for the purpose of engaging in any lawful business permitted by the LLC Act or the laws of any jurisdiction in which the Company may do business. The Company shall have the power to engage in all activities and transactions which the Board of Directors of the Company (the "Board of Directors") deems necessary or advisable in connection with the foregoing.

Section 5. **Offices.** The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, such place or places as the Board of Directors may designate from time to time.

The registered office of the Company in the State of Delaware shall be located at c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware shall be The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The Board of Directors may from time to time change the registered agent or office by an amendment to the certificate of formation of the Company.

Section 6. **LLC Member.** The LLC Member is the sole member of the Company holding 100% of the membership interests of the Company. The name and business or residence address of the LLC Member is 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540.

Section 7. **Term.** The term of the Company shall commence on the date of filing of the certificate of formation of the Company in accordance with the LLC Act and shall continue

until the Company is dissolved and its affairs are wound up in accordance with Section 15 of this Agreement and a certificate of cancellation is filed in accordance with the LLC Act.

Section 8. Management.

(a) Board of Directors. The business and affairs of the Company shall be managed by or under the direction of a Board of Directors. Each Director is hereby designated as a "manager" within the meaning of the LLC Act. All Directors shall be elected by the LLC Member in the manner described in the By-Laws (as defined below). Each Director shall execute and deliver an instrument accepting such appointment and agreeing to be bound by all the terms and conditions of this Agreement and the By-Laws. The Directors as of the date of this Agreement are set forth on Schedule A attached hereto.

(b) Powers. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. The Board of Directors has the authority to bind the Company.

(c) By-Laws. The Company, the LLC Member and the Board of Directors hereby adopt the By-Laws of the Company in the form attached hereto as Exhibit A, as the same may be amended from time to time in accordance with the terms therein and in this Agreement (the "By-Laws"). Each member of the Board of Directors, each Officer and the LLC Member shall be subject to the express provisions of this Agreement and of the By-Laws. In case of any conflict between the provisions of this Agreement and any provisions of the By-Laws, the provisions of this Agreement shall control.

(d) Directors as Agents. To the extent of their powers set forth in this Agreement, the Directors are agents of the Company for the purpose of the Company's business, and the actions of the Directors taken in accordance with such powers set forth in this Agreement shall bind the Company. Notwithstanding the last sentence of Section 18-402 of the LLC Act, except as provided in this Agreement, the By-Laws or in a resolution of the Directors, a Director may not bind the Company.

Section 9. Officers.

(a) Officers of the Company. Except as provided herein, the Board of Directors may, from time to time as it deems advisable, select natural persons who are employees or agents of the Company and designate them as officers of the Company (the "Officers") and assign titles (including, without limitation, Chief Executive Officer, Vice President, Chief Financial Officer, Chief Regulatory Officer, Secretary and Treasurer) to any such person. The Board of Directors may appoint such other Officers and agents as it shall deem necessary or advisable who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors. The salaries of all Officers and agents of the Company shall be fixed by or in the manner prescribed by the By-Laws. The Officers of the Company shall hold office until their successors are chosen and qualified. Any Officer may be

removed at any time, with or without cause, by the Board of Directors. Any vacancy occurring in any office of the Company shall be filled by the Board of Directors.

(b) Officers as Agents. The Officers, to the extent of their powers set forth in this Agreement, the By-Laws or otherwise vested in them by action of the Board of Directors not inconsistent with this Agreement, are agents of the Company for the purpose of the Company's business, and the actions of the Officers taken in accordance with such powers shall bind the Company.

(c) Duties of Board and Officers. Except to the extent otherwise modified herein, each Director and Officer shall have a fiduciary duty of loyalty and care similar to that of directors and officers of business corporations organized under the General Corporation Law of the State of Delaware.

Section 10. Limited Liability. Except as otherwise expressly provided by the LLC Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise (including, without limitation, those arising as member, owner or shareholder of another company, partnership or entity), shall be the debts, obligations and liabilities solely of the Company, and neither the LLC Member nor any Director or Officer shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being an LLC Member or Director or Officer of the Company.

Section 11. Capital Contributions. The LLC Member has contributed to the Company the amounts set forth in the books and records of the Company.

Section 12. Allocations and Distributions. Distributions of cash or other assets of the Company shall be made at such times and in such amounts as the Board of Directors may determine. Distributions shall be made to (and profits and losses of the Company shall be allocated among) the LLC Member.

Section 13. Return of Capital. The LLC Member has the right to receive any distributions which include a return of all or any part of such LLC Member's capital contribution, provided that upon the dissolution and winding up of the Company, the assets of the Company shall be distributed as provided in Section 18-804 of the LLC Act.

Section 14. Books and Records. The Board of Directors shall keep or cause to be kept complete and accurate books of account and records with respect to the Company's business. The books and records of the Company shall at all times be maintained by the Board of Directors at a location within the United States. The LLC Member and its duly authorized representatives shall have the right to examine the Company books, records and documents during normal business hours. The Company, and the Board of Directors on behalf of the Company, shall not have the right to keep confidential from the LLC Member any information that the Board of Directors would otherwise be permitted to keep confidential from the LLC Member pursuant to Section 18-305(c) of the LLC Act. The Company's books of account shall be kept using the method of accounting determined by the LLC Member. The Company's independent auditor shall be an independent public accounting firm selected by the Board of Directors.

Section 15. **Dissolution**. The Company shall be dissolved and its affairs wound up upon the occurrence of an event causing a dissolution of the Company under Section 18-801 of the LLC Act, except the Company shall not be dissolved upon the occurrence of an event that terminates the continued membership of an LLC Member if (i) at the time of the occurrence of such event there are at least two LLC Members of the Company, or (ii) within ninety (90) days after the occurrence of such event, all remaining LLC Members agree in writing to continue the business of the Company and to the appointment, effective as of the date of such event, of one or more additional LLC Members. In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority set forth in Section 18-804 of the LLC Act.

Section 16. **Other Business**. The LLC Member may engage in or possess an interest in other business ventures of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

Section 17. **Banking Matters**. The LLC Member and each Officer and any agent or employee of the Company, or other person designated by such LLC Member or Officer is hereby authorized and empowered (A) to (i) establish one or more domestic or international accounts (including but not limited to, depository, checking, disbursement, custodian, or investment accounts, and other accounts as deemed necessary or expeditious for business purposes of the Company) ("Accounts"), in the name of the Company with any bank, trust company, savings and loan institution, brokerage firm or other financial institution which said LLC Member or Officer shall from time to time designate as a depository of funds, securities or other property of the Company, for any purpose and on terms and conditions deemed appropriate by such person on behalf of the Company; and (ii) close Accounts of the Company now or hereafter established; and (B) to assign, limit or revoke any and all authority of any agent or employee of the Company, or other person designated by such LLC Member or Officer to (i) sign checks, drafts and orders for the payment of money drawn on the Company's Accounts, and all notes of the Company and all acceptances and endorsements of the Company; (ii) execute or initiate electronic fund transfers; (iii) execute or initiate foreign currency exchange transactions; (iv) execute or initiate the investment of monies; and (v) initiate requests for information for any Account of the Company.

Section 18. **Exculpation and Indemnification.**

(a) Neither the LLC Member nor any Officer, Director, employee or agent of the Company nor any employee, representative, agent or affiliate of the LLC Member (collectively, the "Covered Persons") shall be liable to the Company or any other Person who is bound by this LLC Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this LLC Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's willful misconduct.

(b) To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this LLC Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under this Section 18 by the Company shall be provided out of and to the extent of Company assets only, and the LLC Member shall not have personal liability on account thereof.

(c) To the fullest extent permitted by applicable law, expenses (including reasonable legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in this Section 18.

(d) A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities or any other facts pertinent to the existence and amount of assets from which distributions to the LLC Member might properly be paid.

(e) To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this LLC Agreement shall not be liable to the Company or to any other Covered Person who is bound by this LLC Agreement for its good faith reliance on the provisions of this LLC Agreement or any approval or authorization granted by the Company or any other Covered Person.

(f) The foregoing provisions of this Section 18 shall survive any termination of this LLC Agreement and are in addition to any indemnification of Covered Persons provided by any agreement between the Company and a Covered Person, the By-Laws, by statute, or otherwise.

Section 19. <u>Assignments</u>. The LLC Member may assign, in whole or in part, its limited liability company interest in the Company (the "LLC Interest"), subject to any rule filings as maybe required by law. The assignment of the LLC Interest shall entitle the assignee to exercise the rights of the LLC Member of the Company under this LLC Agreement and to enjoy all of the benefits of the LLC Interest.

Section 20. **Amendments**. This Agreement may be modified, altered, supplemented or amended by a resolution adopted by the Board and a written agreement executed and delivered by the LLC Member.

Section 21. **Governing Law**. This Agreement shall be governed by, and construed under, the laws of the State of Delaware, without regard to conflict of law rules.

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of July 30, 2020.

MIAMI INTERNATIONAL HOLDINGS, INC.

By: ______________________

Thomas P. Gallagher
Chairman and Chief Executive Officer

SCHEDULE A

Directors as of July 30, 2020

Name

Thomas P. Gallagher

EXHIBIT A

BY-LAWS OF M 402 HOLDINGS, LLC

BY-LAWS

OF

M 402 HOLDINGS, LLC

ARTICLE I
Offices

1.1 Offices. The address of the registered office of M 402 Holdings, LLC in the State of Delaware shall be 1209 Orange Street, Wilmington, Delaware 19801. The company may have other offices, both within and without the State of Delaware, as the Board of Directors from time to time shall determine or the business of the company may require.

1.2 Books and Records. Any records administered by or on behalf of the company in the regular course of its business, including its membership ledger, books of account, and minute books, may be maintained on any information storage device, method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases); provided that the records so kept can be converted into clearly legible paper form within a reasonable time, and, with respect to the membership ledger, the records so kept comply with the Delaware Limited Liability Company Act. The company shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to applicable law.

ARTICLE II
The LLC Member

2.1 The Sole LLC Member. The "LLC Member" shall mean any person who maintains a direct ownership interest in the company. The sole LLC Member of the company shall be Miami International Holdings, Inc.

2.2 Annual Meeting; Election of Directors and Other Matters. The annual meeting of the LLC Member shall be held at such place and time as determined by the Board of Directors for the purpose of electing Directors, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting.

2.3 Special Meetings. Special meetings of the LLC Member, for any purpose or purposes, may be called by the Chairman of the Board of Directors, the Board of Directors, the Chief Executive Officer or the President, and shall be called by the Secretary at the request in writing of the LLC Member. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of the LLC Member shall be limited to the purpose(s) stated in the notice of the meeting.

2.4 Action in Lieu of Meeting. Any action upon which a vote of the LLC Member is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the LLC Member.

ARTICLE III
Board Of Directors

3.1 General Powers. The business and affairs of the company shall be managed by or under the direction of a Board of Directors, who may exercise all of the powers of the company except as otherwise provided by law or the Certificate of Formation. In the event of a vacancy in the Board of Directors, the remaining directors, except as otherwise provided by law, may exercise the powers of the full Board of Directors until the vacancy is filled.

3.2 Number and Term of Office. The number of directors shall initially be one (1) and thereafter shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board for adoption). All directors shall hold office until the expiration of the term for which elected and until their respective successors are elected, except in the case of the death, resignation or removal of any director.

3.3 Vacancies and Newly Created Directorships. Newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification or other cause (other than removal from office by a vote of the LLC Member) may be filled only by a majority vote of the directors then in office, though less than a quorum, or by the sole remaining director, and directors so chosen shall hold office for a term expiring at the next annual meeting of the LLC Member. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

3.4 Resignation. Any director may resign by delivering notice in writing or by electronic transmission to the Chief Executive Officer, Chairman of the Board or Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

3.5 Removal. Any director, or the entire Board of Directors, may be removed from office at any time, with or without cause, by the LLC Member. Vacancies in the Board of Directors resulting from such removal may be filled by a majority of the directors then in office, though less than a quorum, by the sole remaining director, or by the LLC Member at the next annual meeting or at a special meeting called in accordance with Section 2.3 above. Directors so chosen shall hold office until the next annual meeting of the LLC Member.

3.6 Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such time and place, either within or without the State of Delaware, as shall be determined from time to time by the Board of Directors; provided that any director who is absent when such a determination is made shall be given notice of the determination. A regular meeting of the Board

of Directors may be held without notice immediately after and at the same place as the annual meeting of the LLC Member.

3.7 Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board, the Chief Executive Officer, the Secretary or any director and may be held at any time and place, within or without the State of Delaware.

3.8 Notice of Special Meetings. Notice of any special meeting of directors shall be given to each director by the Secretary or by the officer or one of the directors calling the meeting. Notice shall be duly given to each director by (i) giving notice to such director in person or by telephone, electronic transmission or voice message system at least 24 hours in advance of the meeting, (ii) sending a facsimile, or delivering written notice by hand, to his last known business or home address at least 24 hours in advance of the meeting, or (iii) mailing written notice to his last known business or home address at least three days in advance of the meeting. A notice or waiver of notice of a meeting of the Board of Directors need not specify the purposes of the meeting. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

3.9 Participation in Meetings by Telephone Conference Calls or Other Methods of Communication. Directors or any members of any committee designated by the directors may participate in a meeting of the Board of Directors or such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation by such means shall constitute presence in person at such meeting.

3.10 Quorum. A majority of the total number of directors then in office shall constitute a quorum at any meeting of the Board of Directors; provided that in the event that less than a majority of the total authorized directors are then serving, then a majority of the directors then serving, shall constitute a quorum. In the event one or more of the directors shall be disqualified to vote at any meeting, then the required quorum shall be reduced by one for each such director so disqualified; provided, however, that in no case shall less than 1/3 of the number of all authorized directors so fixed constitute a quorum. In the absence of a quorum at any such meeting, a majority of the directors present may adjourn the meeting from time to time without further notice other than announcement at the meeting, until a quorum shall be present. Interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or at a meeting of a committee which authorizes a particular contract or transaction.

3.11 Action at Meeting. At any meeting of the Board of Directors at which a quorum is present, the vote of a majority of those present shall be sufficient to take any action, unless a different vote is specified by law, the Certificate of Formation, the LLC Agreement or these By-Laws.

3.12 Action by Written Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee of the Board of Directors may be taken without a meeting if all members of the Board or committee, as the case may be, consent to the action in writing or by electronic transmission, and the writings or electronic transmissions are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper

form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

3.13 Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the company, with such lawfully delegated powers and duties as it therefor confers, to serve at the pleasure of the Board of Directors. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members of the committee present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors and subject to the provisions of the Delaware Limited Liability Company Act, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the company and may authorize the seal of the company to be affixed to all papers which may require it. Each such committee shall keep minutes and make such reports as the Board of Directors may from time to time request. Except as the Board of Directors may otherwise determine, any committee may make rules for the conduct of its business, but unless otherwise provided by such rules, its business shall be conducted as nearly as possible in the same manner as is provided in these By-Laws for the Board of Directors.

3.14 Compensation of Directors. Directors may be paid such compensation for their services and such reimbursement for expenses of attendance at meetings as the Board of Directors may from time to time determine. No such payment shall preclude any director from serving the company or any of its parent or subsidiary companies in any other capacity and receiving compensation for such service.

3.15 Nomination of Director Candidates. Nominations for the election of Directors may be made by (i) the Board of Directors or a duly authorized committee thereof or (ii) the LLC Member.

ARTICLE IV
Officers

4.1 Enumeration. The officers of the company shall consist of a Chief Executive Officer, a Chief Financial Officer, a Secretary and such other officers with such other titles as the Board of Directors shall determine, including, at the discretion of the Board of Directors, a Chairman of the Board. The Board of Directors may appoint such other officers as it may deem appropriate.

4.2 Election. Officers shall be elected annually by the Board of Directors at its first meeting following the annual meeting of the LLC Member. Officers may be appointed by the Board of Directors at any other meeting.

4.3 Qualification. No officer need be a member of the company. Any two or more offices may be held by the same person.

4.4 Tenure. Except as otherwise provided by law, by the Certificate of Formation, the LLC Agreement, or by these By-Laws, each officer shall hold office until his successor is elected and qualified, unless a different term is specified in the vote appointing him, or until his earlier death, resignation or removal.

4.5 Resignation and Removal. Any officer may resign by delivering his written resignation to the company at its principal office or to the Chief Executive Officer or Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event. Any officer elected by the Board of Directors may be removed at any time, with or without cause, by the Board of Directors.

4.6 Chairman of the Board. The Board of Directors may appoint a Chairman of the Board. If the Board of Directors appoints a Chairman of the Board, he or she shall perform such duties and possess such powers as are assigned to him by the Board of Directors. Unless otherwise provided by the Board of Directors, if the Chairman of the Board is a director, he or she shall preside at all meetings of the Board of Directors.

4.7 Chief Executive Officer. The Chief Executive Officer shall, subject to the direction of the Board of Directors, have responsibility for the general management of the business and affairs of the company and shall perform all duties and have all powers which are commonly incident to the office of Chief Executive Officer, or which are delegated to him or her by the Board of Directors. Unless otherwise provided by the Board of Directors, the Chief Executive Officer, if he or she is a director, shall preside at all meetings of the Board of Directors. The Chief Executive Officer shall ensure that all orders and resolutions of the Board of Directors are carried into effect. He or she shall have power to sign contracts and other instruments of the company which are authorized and shall have general supervision and direction of all of the other officers, employees and agents of the company other than the Chairman of the Board. The Chief Executive Officer shall perform such other duties and shall have such other powers as the Board of Directors may from time to time prescribe.

4.8 Secretary. The Secretary shall perform such duties and shall have such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe. In addition, the Secretary shall perform such duties and have such powers as are incident to the office of the Secretary, including, without limitation, the duty and power to give notices of all meetings of the LLC Member and special meetings of the Board of Directors, to keep a record of the proceedings of all meetings of the LLC Member and the Board of Directors, to maintain a membership ledger and prepare lists of members and their addresses as required, to be custodian of corporate records and the company seal and to affix and attest to the same on documents.

4.9 Chief Financial Officer. The Chief Financial Officer shall perform such duties and have such powers as are incident to the office of the Chief Financial Officer, including without limitation, the duty and power to keep and be responsible for all funds and securities of the company, to maintain the financial records of the company, to deposit funds of the company in depositories as authorized, to disburse such funds as authorized, to make proper accounts of such funds, and to render as required by the Board of Directors accounts of all such transactions and of the financial condition of the company.

4.10 Salaries. Officers of the company shall be entitled to such salaries, compensation or reimbursement as shall be fixed or allowed from time to time by the Board of Directors.

4.11 Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officers or agents, notwithstanding any provision hereof.

ARTICLE V
General Provisions

5.1 Fiscal Year. The fiscal year of the company shall be as fixed by the Board of Directors.

5.2 Company Seal. The company seal, if any, shall be in such form as shall be approved by the Board of Directors.

5.3 Waiver of Notice. Whenever any notice whatsoever is required to be given by law, by the Certificate of Formation or by these By-Laws, a waiver of such notice either in writing signed by the person entitled to such notice or such person's duly authorized attorney, or by electronic transmission or any other method permitted under the Delaware Limited Liability Company Act, whether before, at or after the time stated in such waiver, or the appearance of such person or persons at such meeting in person or by proxy, shall be deemed equivalent to such notice.

5.4 Actions with Respect to Securities of Other Corporations. Except as the Board of Directors may otherwise designate, the Chief Executive Officer or any officer of the company authorized by the Chief Executive Officer shall have the power to vote and otherwise act on behalf of the company, in person or proxy, and may waive notice of, and act as, or appoint any person or persons to act as, proxy or attorney-in-fact to this company (with or without power of substitution) at any meeting of stockholders or shareholders (or with respect to any action of stockholders) of any other corporation or organization, the securities of which may be held by this company and otherwise to exercise any and all rights and powers which this company may possess by reason of this company's ownership of securities in such other corporation or other organization.

5.5 Evidence of Authority. A certificate by the Secretary as to any action taken by the LLC Member, directors, a committee or any officer or representative of the company shall as to all persons who rely on the certificate in good faith be conclusive evidence of such action.

5.6 Certificate of Formation. All references in these By-Laws to the Certificate of Formation shall be deemed to refer to the Certificate of Formation of the company as amended and in effect from time to time.

5.7 LLC Agreement. All references in these By-Laws to the LLC Agreement shall be deemed to refer to the Limited Liability Company Agreement of the company as amended and in effect from time to time. In the event of any inconsistency between the LLC Agreement and these By-Laws, the provision of the LLC Agreement shall control.

5.8 Severability. Any determination that any provision of these By-Laws is for any reason inapplicable, illegal or ineffective shall not affect or invalidate any other provision of these By-Laws.

5.9 Pronouns. All pronouns used in these By-Laws shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.

5.10 Notices. Except as otherwise specifically provided herein or required by law, all notices required to be given to the LLC Member, or any director, officer, employee or agent shall be in writing and may in every instance be effectively given by hand delivery to the recipient thereof, by depositing such notice in the mails, postage paid, or by sending such notice by facsimile or other electronic transmission in the manner provided in the Delaware Limited Liability Company Act, or by commercial courier service. Any such notice shall be addressed to such LLC Member, director, officer, employee or agent at his or her last known address as the same appears on the books of the company. The time when such notice shall be deemed to be given shall be the time such notice is received by such LLC Member, director, officer, employee or agent, or by any person accepting such notice on behalf of such person, if delivered by hand, facsimile, other electronic transmission or commercial courier service, or the time such notice is dispatched, if delivered through the mails.

5.11 Reliance Upon Books, Reports and Records. Each director, each member of any committee designated by the Board of Directors, and each officer of the company shall, in the performance of his duties, be fully protected in relying in good faith upon the books of account or other records of the company, including reports made to the company by any of its officers, by an independent certified public accountant, or by an appraiser selected with reasonable care.

5.12 Time Periods. In applying any provision of these By-Laws which require that an act be done or not done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded, and the day of the event shall be included.

5.13 Facsimile Signatures and Electronic Transmission. In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these By-Laws, facsimile signatures or signature by electronic transmission (such as DocuSign) of any officer or director of the company may be used whenever and as authorized by the Board of Directors or a committee thereof.

ARTICLE VI
Amendments

6.1 By LLC Member and Board of Directors. Except as is otherwise set forth in these By-Laws, these By-Laws may be altered, amended, or repealed, or new By-Laws may be adopted, (i) by the written consent of the LLC Member, or (ii) at any regular or special meeting of the Board of Directors by a resolution adopted by the Board of Directors.

ARTICLE VII
Indemnification of Directors and Officers

7.1 Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (each a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative, is or was a director or officer of the company or is or was serving at the request of the company as a director or officer of another corporation, or as a controlling person of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director or officer, or in any other capacity while serving as a director or officer, shall be indemnified and held harmless by the company to the fullest extent authorized by the Delaware Limited Liability Company Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the company to provide broader indemnification rights than said Act permitted the company to provide prior to such amendment) against all expenses, liability and loss reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that except as provided in Section 7.2 of this Article VII, the company shall indemnify any such person seeking indemnity in connection with a proceeding (or part thereof) initiated by such person only if (a) such indemnification is expressly required to be made by law, (b) the proceeding (or part thereof) was authorized by the Board of Directors of the company, (c) such indemnification is provided by the company, in its sole discretion, pursuant to the powers vested in the company under the Delaware Limited Liability Company Act, or (d) the proceeding (or part thereof) is brought to establish or enforce a right to indemnification under an indemnity agreement or any other statute or law or otherwise as required under the Delaware Limited Liability Company Act. The rights hereunder shall be contract rights and shall include the right to be paid expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, unless the Delaware Limited Liability Company Act then so prohibits, the payment of such expenses incurred by a director or officer of the company in his or her capacity as a director or officer (and not in any other capacity in which service was or is tendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of such proceeding, shall be made only upon delivery to the company of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it should be determined ultimately that such director or officer is not entitled to be indemnified under this Section or otherwise.

7.2 Right of Claimant to Bring Suit. If a claim under Section 7.1 is not paid in full by the company within 90 days after a written claim has been received by the company, the claimant may at any time thereafter bring suit against the company to recover the unpaid amount of the claim and, if such suit is not frivolous or brought in bad faith, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any, has been tendered to this company) that the claimant has not met the standards of conduct which make it permissible under the Delaware Limited Liability Company Act for the company to indemnify the claimant for the amount claimed. Neither the failure of the company (including its Board of Directors, independent

legal counsel, or the LLC Member) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware Limited Liability Company Act, nor an actual determination by the company (including its Board of Directors, independent legal counsel or the LLC Member) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

7.3 Indemnification of Employees and Agents. The company may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and to the advancement of related expenses, to any employee or agent of the company to the fullest extent of the provisions of this Article VII with respect to the indemnification of and advancement of expenses to directors and officers of the company.

7.4 Non-Exclusivity of Rights. The rights conferred on any person in Sections 7.1 and 7.2 shall not be exclusive of any other right which such persons may have or hereafter acquire under any statute, provision of the Certificate of Formation, these By-Laws, LLC Agreement, vote of the LLC Member or disinterested directors or otherwise.

7.5 Indemnification Contracts. The Board of Directors is authorized to enter into a contract with any director, officer, employee or agent of the company, or any person serving at the request of the company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including employee benefit plans, providing for indemnification rights equivalent to or, if the Board of Directors so determines, greater than, those provided for in this Article VII.

7.6 Insurance. The company may maintain insurance to the extent reasonably available, at its expense, to protect itself and any such director, officer, employee or agent of the company or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the company would have the power to indemnify such person against such expense, liability or loss under the Delaware Limited Liability Company Act

7.7 Effect of Amendment. Any amendment, repeal or modification of any provision of this Article VII by the LLC Member and the directors of the company shall not adversely affect any right or protection of a director or officer of the company existing at the time of such amendment, repeal or modification.

Effective Date: July 30, 2020

CERTIFICATE OF FORMATION
OF
MINNEAPOLIS GRAIN EXCHANGE, LLC

FIRST: The name of the limited liability company is Minneapolis Grain Exchange, LLC.

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801. The name of the registered agent at such address is National Registered Agents, Inc.

THIRD: This Certificate of Formation shall become effective at 11:16 a.m. Eastern Standard Time on December 4, 2020.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation on this 4th day of December, 2020.

[signature]

Name: Mark G. Bagan
Title: Chief Executive Officer
and President

LIMITED LIABILITY COMPANY AGREEMENT
OF
MINNEAPOLIS GRAIN EXCHANGE, LLC

M 402 Holdings, LLC, a Delaware limited liability company, the sole member (the "LLC Member") of Minneapolis Grain Exchange, LLC, a Delaware limited liability company (the "Company"), pursuant to and in accordance with the Delaware Limited Liability Company Act, 6 Del.C. § 18-101, et seq. (the "LLC Act"), hereby declares the following to be the Limited Liability Company Agreement (the "Agreement") of the Company.

Section 1. **Formation**. On December 4, 2020, Minneapolis Grain Exchange, Inc., a corporation incorporated under the laws of Delaware on April 15, 2010 (the "Original Corporation"), was converted to a limited liability company in accordance with the Delaware General Corporation Law and the LLC Act by the filing of a Certificate of Conversion and Certificate of Formation of the Company with the Office of the Secretary of State of the State of Delaware. The LLC Member agrees to be bound by and comply with the provisions thereof and hereof.

Section 2. **Name.** The name of the limited liability company shall be "Minneapolis Grain Exchange, LLC".

Section 3. **Definitions.** Capitalized terms not otherwise defined herein shall have the meanings set forth therefor in Section 18-101 of the LLC Act.

Section 4. **Purpose.** The Company is formed for the purpose of engaging in any lawful business permitted by the LLC Act or the laws of any jurisdiction in which the Company may do business. The Company shall have the power to engage in all activities and transactions which the Board of Directors of the Company (the "Board of Directors") deems necessary or advisable in connection with the foregoing.

Section 5. **Offices.** The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, such place or places as the Board of Directors may designate from time to time.

The registered office of the Company in the State of Delaware shall be located at c/o National Registered Agents, Inc., 160 Greentree Drive, Suite 101, Dover, County of Kent, Delaware 19904. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware shall be National Registered Agents, Inc., 160 Greentree Drive, Suite 101, Dover, County of Kent, Delaware 19904. The Board of Directors may from time to time change the registered agent or office by an amendment to the certificate of formation of the Company.

Section 6. **LLC Member.** The LLC Member is the sole member of the Company holding 100% of the membership interests of the Company. The name and business or residence address of the LLC Member is 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540.

Section 7. **Term.** The term of the Company commenced on April 15, 2010, the date of incorporation of the Original Corporation as provided in the LLC Act, and shall continue until the Company is dissolved and its affairs are wound up in accordance with Section 15 of this Agreement and a certificate of cancellation is filed in accordance with the LLC Act.

Section 8. Management.

(a) Board of Directors. The business and affairs of the Company shall be managed by or under the direction of a Board of Directors. Each Director is hereby designated as a "manager" within the meaning of the LLC Act. All Directors shall be elected by the LLC Member in the manner described in the Bylaws (as defined below). Each Director shall execute and deliver an instrument accepting such appointment and agreeing to be bound by all the terms and conditions of this Agreement and the Bylaws. The Directors as of the date of this Agreement are set forth on Schedule A attached hereto.

(b) Powers. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. The Board of Directors has the authority to bind the Company.

(c) Bylaws. The Company, the LLC Member and the Board of Directors hereby adopt the Bylaws of the Company in the form attached hereto as Exhibit A, as the same may be amended from time to time in accordance with the terms therein and in this Agreement (the "Bylaws"). Each member of the Board of Directors, each Officer and the LLC Member shall be subject to the express provisions of this Agreement and of the Bylaws. In case of any conflict between the provisions of this Agreement and any provisions of the Bylaws, the provisions of this Agreement shall control.

(d) Directors as Agents. To the extent of their powers set forth in this Agreement, the Directors are agents of the Company for the purpose of the Company's business, and the actions of the Directors taken in accordance with such powers set forth in this Agreement shall bind the Company. Notwithstanding the last sentence of Section 18-402 of the LLC Act, except as provided in this Agreement, the Bylaws or in a resolution of the Directors, a Director may not bind the Company.

Section 9. Officers.

(a) Officers of the Company. Except as provided herein, the Board of Directors may, from time to time as it deems advisable, select natural persons who are employees or agents of the Company and designate them as officers of the Company (the "Officers") and assign titles (including, without limitation, Chief Executive Officer, Vice President, Chief Financial Officer, Chief Regulatory Officer, Secretary and Treasurer) to any such person. The Board of Directors may appoint such other Officers and agents as it shall deem necessary or advisable who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors. The salaries of all Officers and agents of the Company shall be fixed by or in the manner prescribed by the Bylaws. The Officers of the Company shall hold office until their successors are chosen and qualified. Any Officer may be removed at any time, with or without cause, by the Board of Directors. Any vacancy occurring in any office of the Company shall be filled by the Board of Directors.

(b) Officers as Agents. The Officers, to the extent of their powers set forth in this Agreement, the Bylaws or otherwise vested in them by action of the Board of Directors not inconsistent with this Agreement, are agents of the Company for the purpose of the Company's business, and the actions of the Officers taken in accordance with such powers shall bind the Company.

(c) Duties of Board and Officers. Except to the extent otherwise modified herein, each Director and Officer shall have a fiduciary duty of loyalty and care similar to that of directors and officers of business corporations organized under the General Corporation Law of the State of Delaware.

Section 10. Limited Liability. Except as otherwise expressly provided by the LLC Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise (including, without limitation, those arising as member, owner or shareholder of another company, partnership or entity), shall be the debts, obligations and liabilities solely of the Company, and neither the LLC Member nor any Director or Officer shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being an LLC Member or Director or Officer of the Company.

Section 11. Capital Contributions. The LLC Member has contributed to the Company the amounts set forth in the books and records of the Company.

Section 12. Allocations and Distributions. Distributions of cash or other assets of the Company shall be made at such times and in such amounts as the Board of Directors may determine. Distributions shall be made to (and profits and losses of the Company shall be allocated among) the LLC Member.

Section 13. Return of Capital. The LLC Member has the right to receive any distributions which include a return of all or any part of such LLC Member's capital contribution, provided that upon the dissolution and winding up of the Company, the assets of the Company shall be distributed as provided in Section 18-804 of the LLC Act.

Section 14. Books and Records. The Board of Directors shall keep or cause to be kept complete and accurate books of account and records with respect to the Company's business. The books and records of the Company shall at all times be maintained by the Board of Directors at a location within the United States. The LLC Member and its duly authorized representatives shall have the right to examine the Company books, records and documents during normal business hours. The Company, and the Board of Directors on behalf of the Company, shall not have the right to keep confidential from the LLC Member any information that the Board of Directors would otherwise be permitted to keep confidential from the LLC Member pursuant to Section 18-305(c) of the LLC Act. The Company's books of account shall be kept using the method of accounting determined by the LLC Member. The Company's independent auditor shall be an independent public accounting firm selected by the Board of Directors.

Section 15. Dissolution. The Company shall be dissolved and its affairs wound up upon the occurrence of an event causing a dissolution of the Company under Section 18-801 of the LLC Act, except the Company shall not be dissolved upon the occurrence of an event that terminates the continued membership of an LLC Member if (i) at the time of the occurrence of such event there are at least two LLC Members of the Company, or (ii) within ninety (90) days after the occurrence of such event, all remaining LLC Members agree in writing to continue the business of the Company and to the appointment, effective as of the date of such event, of one or more additional LLC Members. In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority set forth in Section 18-804 of the LLC Act.

Section 16. Other Business. The LLC Member may engage in or possess an interest in other business ventures of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

Section 17. Banking Matters. The LLC Member and each Officer and any agent or employee of the Company, or other person designated by such LLC Member or Officer is hereby authorized and empowered (A) to (i) establish one or more domestic or international accounts (including but not limited to, depository, checking, disbursement, custodian, or investment accounts, and other

accounts as deemed necessary or expeditious for business purposes of the Company) ("Accounts"), in the name of the Company with any bank, trust company, savings and loan institution, brokerage firm or other financial institution which said LLC Member or Officer shall from time to time designate as a depository of funds, securities or other property of the Company, for any purpose and on terms and conditions deemed appropriate by such person on behalf of the Company; and (ii) close Accounts of the Company now or hereafter established; and (B) to assign, limit or revoke any and all authority of any agent or employee of the Company, or other person designated by such LLC Member or Officer to (i) sign checks, drafts and orders for the payment of money drawn on the Company's Accounts, and all notes of the Company and all acceptances and endorsements of the Company; (ii) execute or initiate electronic fund transfers; (iii) execute or initiate foreign currency exchange transactions; (iv) execute or initiate the investment of monies; and (v) initiate requests for information for any Account of the Company.

Section 18. <u>Exculpation and Indemnification</u>.

(a) Neither the LLC Member nor any Officer, Director, employee or agent of the Company nor any employee, representative, agent or affiliate of the LLC Member (collectively, the "Covered Persons") shall be liable to the Company or any other Person who is bound by this LLC Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this LLC Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's willful misconduct.

(b) To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this LLC Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under this Section 18 by the Company shall be provided out of and to the extent of Company assets only, and the LLC Member shall not have personal liability on account thereof.

(c) To the fullest extent permitted by applicable law, expenses (including reasonable legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in this Section 18.

(d) A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities or any other facts pertinent to the existence and amount of assets from which distributions to the LLC Member might properly be paid.

(e) To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this LLC Agreement shall not be liable to the Company or to any other Covered

Person who is bound by this LLC Agreement for its good faith reliance on the provisions of this LLC Agreement or any approval or authorization granted by the Company or any other Covered Person.

(f) The foregoing provisions of this Section 18 shall survive any termination of this LLC Agreement and are in addition to any indemnification of Covered Persons provided by any agreement between the Company and a Covered Person, the Bylaws, by statute, or otherwise.

Section 19. **Assignments.** The LLC Member may assign, in whole or in part, its limited liability company interest in the Company (the "LLC Interest"), subject to any rule filings as maybe required by law. The assignment of the LLC Interest shall entitle the assignee to exercise the rights of the LLC Member of the Company under this LLC Agreement and to enjoy all of the benefits of the LLC Interest.

Section 20. **Amendments**. This Agreement may be modified, altered, supplemented or amended by a resolution adopted by the Board and a written agreement executed and delivered by the LLC Member.

Section 21. **Governing Law**. This Agreement shall be governed by, and construed under, the laws of the State of Delaware, without regard to conflict of law rules.

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of December 4, 2020.

M 402 HOLDINGS, LLC

By: /s/ Thomas P. Gallagher
Thomas P. Gallagher
Chairman and Chief Executive Officer

[Signature Page to Limited Liability Company Agreement]

SCHEDULE A

Directors as of December 4, 2020

Name

Thomas P. Gallagher
Christopher T. Matzdorf
Kerry L. Melius
Murray Stahl
De'Ana H. Dow
Michael V. Dunn
Steve Fanady
Bradley G. Griffith

EXHIBIT A

BYLAWS OF MINNEAPOLIS GRAIN EXCHANGE, LLC

BYLAWS

of

Minneapolis Grain Exchange, LLC

(a Delaware limited liability company)

These Bylaws have been established as the Bylaws of Minneapolis Grain Exchange, LLC, a Delaware limited liability company (the "Company" or "Exchange" or "MGEX"), pursuant to the Certificate of Formation of the Company, dated as of December 4, 2020, (as amended from time to time, the "Certificate of Formation"), and, together with the Certificate of Formation, constitute the Bylaws of the Company within the meaning of the Delaware Limited Liability Company Act. In the event of any inconsistency between the Certificate of Formation and these Bylaws, the provision of the Certificate of Formation shall control.

ARTICLE I
DEFINITIONS

1.1. DEFINITIONS.

The following are Bylaws of the Exchange. Bylaws incorporate all defined terms of Chapter 1 of the MGEX Rules. MGEX Rules are separate from the Bylaws and codify Exchange rules.

ARTICLE II
BOARD OF DIRECTORS

2.1. COMPOSITION OF THE BOARD.

Miami International Holdings, Inc. ("MIH") is the sole member of M 402 Holdings, LLC which in turn is the sole member of the Exchange (the "LLC Member"). The LLC Member has vested the power to manage, operate, and set policies for the Exchange exclusively in the Board of Directors. The number of Directors constituting the entire Board of Directors shall be a minimum of eight (8) Directors elected by the LLC Member, consisting of not less than four (4) individuals who qualify as Public Directors, and not less than one (1) individual who is a Market Participant. The Board of Directors shall be composed of at least fifty percent (50%) Public Directors. The LLC Member shall designate one of the Directors to serve as Chairperson of the Board and may also designate one (1) or more Vice Chairpersons.

The number of Directors may be fixed from time to time by the LLC Member at any time in its sole and absolute discretion, upon notice to all Directors subject to the minimum number provided for in this Bylaw. No decrease in the number of Directors shall have the effect of shortening the term of any incumbent Director.

All Directors elected to the Board by the LLC Member and the Director designated as Chairperson of the Board by the LLC Member shall hold office for such term as may be determined by the LLC Member or until their respective successors are chosen.

Board members may be removed from, and substitute or additional members of the Board may be appointed to, the Board, at any time by the LLC Member. The Chairperson of the Board may

be removed from that position, and a different Board member may be designated as Chairperson of the Board, at any time by the LLC Member.

2.2. ELECTION OF DIRECTORS; TERMS OF OFFICE.

The Nominating Committee each year shall nominate Directors for each Director position standing for election at the annual meeting of the LLC Member that year not later than sixty (60) days prior to the date announced as the date for the annual meeting of the LLC Member. Unless stated otherwise, the annual meeting shall occur on or before the first Thursday in October in each year.

At each annual meeting occurring during an even year a minimum of four (4) Directors shall be elected for terms of two (2) years each and at each annual meeting occurring during an odd year a minimum of four (4) Directors shall be elected for terms of two (2) years each, so that the total Directors are at least eight (8) in number.

2.3. POWERS OF THE BOARD.

The Board of Directors is the governing body of the Exchange and has the power to:

A. control all property of the Exchange;

B. provide, acquire and maintain suitable Exchange quarters and facilities;

C. review and approve the creation of and all appointments to standing and special committees recommended by the Chairperson;

D. review and approve the appointment of a President;

E. review and approve the appointment, titles and responsibilities of all Exchange employees above the level of department head;

F. delegate its powers to committees of the Board, or officers or employees, if such delegation is not inconsistent with the Charter, Bylaws, Rules, customs, or usages of the Exchange;

G. approve all contracts to be executed on behalf of the Exchange by the Chairperson, President, or other designated officers;

H. designate and authorize specific appointed officers to act on behalf of the Board to execute contracts within specified limits;

I. appoint Counsel to the Board;

J. determine the commodities traded, the delivery months, Hours of Trading, the days of the contract month in which delivery may be made, and margin requirements;

K. declare any day to be a holiday, during which the Exchange shall not be open for business;

L. adopt or amend any changes to the MGEX Bylaws and Rules;

M. act in emergencies (See **Bylaw 2.5.**);

N. amend the Charter as necessary to conform to MGEX Bylaws or Rules.

Any authority or discretion by these Bylaws vested in the Chairperson, President, or other officers or any committee shall not be construed to deprive the Board of such authority or discretion and, in the event of a conflict, the determination of the matter by the Board shall prevail.

2.4. EMERGENCY POWERS.

When in the opinion of the Exchange an emergency exists, the Exchange shall have the power to:

A. close the Exchange;

B. suspend trading in any or all Futures or Options Contracts, including trading in settlement of any then existing Futures or Options Contracts;

C. prohibit trading in any or all Futures or Options Contracts at prices above or below such limits as are specified by the Exchange;

D. limit the total amount of open speculative Futures or Options trades that any Market Participant may have at any one time in any or all commodities, and to increase, decrease or cancel such limitations as the Exchange deems advisable. The Exchange may require such reports and may make such MGEX Rules as it deems necessary to enforce such limitations;

PROVIDED, however, that the establishing of any such limit shall not be deemed to require that total amounts of such trades acquired before the effective date of such limitations be reduced to such limit;

E. take other appropriate emergency action.

If and when the Exchange has acted under the authority granted by this Bylaw, it may adopt such MGEX Rules as the Exchange deems necessary and proper and for the best interests of all concerned. Notice of any action taken by the Exchange pursuant to the authority granted by this Bylaw shall be posted on the Bulletin Board. Such action shall become effective when, and for such period of time, as determined by the Exchange, but not prior to the time of the posting of notice thereof on the Bulletin Board.

2.5. BOARD DELEGATION.

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

2.6. VACANCIES.

All vacancies on the Board of Directors shall be filled for the unexpired term of the vacant seat.

A. Board of Directors' Officers: If a vacancy occurs in the office of Chairperson, other than by expiration of the term of office, the First Vice Chairperson, or if the First Vice Chairperson is unable to act, then the Second Vice Chairperson, shall assume all the duties and powers of the Chairperson until such time as the LLC Member designates a successor to fill the vacancy pursuant to **Bylaw 2.1.**

B. Board of Directors' Directors: In the event a Director vacancy occurs on the Board of Directors, the Nominations Committee shall nominate to the LLC Member up to two (2) persons to fill the vacancy and each person must confirm acceptance of such nomination. The nominee elected by the LLC Member shall serve the unexpired term of the vacant seat.

2.7. REGULAR MEETINGS

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board.

2.8. SPECIAL MEETINGS.

Special meetings of the Board may be called on a minimum of two (2) days' notice to each Director by the Chairperson or the President, and shall be called by the Corporate Secretary upon the written request of three (3) Directors then in office.

2.9. VOTING, QUORUM, AND ACTION BY THE BOARD.

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Formation or these Bylaws.

2.10. ACTION IN LIEU OF MEETING.

Unless otherwise restricted by statute, the Certificate of Formation, the Certificate of Formation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all Board members or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

2.11. INTERPRETATION OF BYLAWS.

The Board shall have the power to interpret these Bylaws and any interpretation made by it shall be final and conclusive.

2.12. PROCEDURE AT MEETINGS.

The Board of Directors may, from time to time, adopt rules, guidelines, or other criteria for its own government and the conduct of its meetings as are not contrary to Delaware Limited Liability Company Act, the Charter, Bylaws, or Rules. Except as otherwise specifically provided in the aforementioned authority, meetings of the Board of Directors shall be conducted according to the established practices of Parliamentary Law and, in case of dispute, "Robert's Rules of Order" shall govern.

2.13. CHAIRPERSON.

The Chairperson of the Board of Directors shall be the senior officer of the Board and perform the usual duties incident to the office. Unless otherwise specified by Bylaw, the Chairperson shall recommend appointments to all Committees, any special Committees deemed necessary, and the Chairpersons thereof, subject to the approval of the Board. Unless otherwise specified by Bylaw, the Chairperson shall be an ex officio, nonvoting member of all Committees. The Chairperson shall preside at all meetings of the Board, shall see that all bonds of the employees of the Exchange required to give bond are properly executed and shall have the books of the Exchange audited at least once a year by a certified public accountant. The Chairperson shall be a member of the Board of Directors.

2.14. VICE CHAIRPERSONS.

The Vice Chairpersons shall be considered, respectively, the First and Second Vice Chairpersons and shall, in such order, perform the duties of the Chairperson in the Chairperson's absence or disability. The Vice Chairpersons shall be members of the Board of Directors.

2.15. ACTING CHAIRPERSONS.

The LLC Member may appoint an acting Chairperson to perform the duties of the Chairperson during the absence or disability of the Chairperson and both Vice Chairpersons. The acting Chairperson shall be a member of the Board of Directors.

2.16. APPOINTMENT OF OFFICERS AND EMPLOYEES.

The Board of Directors shall from time to time elect or appoint a President, a Secretary, an Assistant Secretary, and a Treasurer, and such other officers or employees as in its judgment may be necessary. The offices of Secretary and Treasurer, or Assistant Secretary and Treasurer, may be held by the same person. The Board of Directors may assign any title to any of such other officers or employees as it deems advisable. The Board of Directors may prescribe the duties and fix the compensation of all such officers and employees, and all such officers and employees shall hold office or be employed during the will of the Board of Directors. The Board of Directors may require a good and sufficient bond from any of such officers or employees for the faithful performance of their duties and trusts.

2.17. EMPLOYMENT OF PROFESSIONAL SERVICES.

The Board of Directors may from time to time employ legal counsel, accountants, auditors or such other professional or special services or help as it may deem necessary.

ARTICLE III
AMENDMENT OF BYLAWS AND RULES

3.1. ADOPTION OR AMENDMENT OF BYLAWS AND RULES: PROCEDURE.

The Board of Directors may adopt or amend any MGEX Bylaw or Rule by majority vote.

3.2. ADOPTION OR AMENDMENT OF BYLAWS AND RULES: DATE EFFECTIVE.

Unless specifically provided otherwise by the Board of Directors, MGEX Bylaws and Rules shall become effective as of the first business day following the date that the Exchange publishes the amendment on its website (www.mgex.com).

ARTICLE IV
THE LLC MEMBER

4.1. ANNUAL MEETING; ELECTION OF DIRECTORS, AND OTHER MATTERS.

The annual meeting of the LLC Member shall be held at such place and time as determined by the Board for the purpose of electing Directors of MGEX and members of the MGEX Nominating Committee, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting. Unless stated otherwise, the annual meeting shall occur on or before the first Thursday in October in each year.

4.2. SPECIAL MEETINGS.

Special meetings of the LLC Member, for any purpose or purposes, may be called by the Chairperson, the Board, or the President, and shall be called by the Corporate Secretary at the request in writing of the LLC Member. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of the LLC Member shall be limited to the purpose(s) stated in the notice of the meeting.

4.3. ACTION IN LIEU OF MEETING.

Any action upon which a vote of the LLC Member is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the LLC Member.

ARTICLE V
OFFICERS & FUNCTIONS

5.1. PRESIDENT.

The Board may elect a President of the Exchange. The President shall be the Chief Executive Officer of the Exchange responsible to the Board for the management and administration of its business affairs. The President shall execute all contracts as authorized by the Board. All employees of the Exchange shall be under the President’s supervision who shall establish the

qualifications, duties and responsibilities of all subordinate administrative personnel. Unless otherwise specified by Bylaw, the President shall be an ex officio, nonvoting member of all regular and special Committees and a nonvoting member of the Board of Directors. By acceptance of the office of President, the President shall be deemed to have agreed to uphold the Charter and MGEX Bylaws and Rules. The Board may confer upon the President other responsibilities as warranted.

5.2. SECRETARY.

The Secretary shall perform the duties usually incident to the office and such other and special duties as are prescribed by the Board of Directors, President, or by the Bylaws.

5.3. ASSISTANT SECRETARY.

The Assistant Secretary shall perform such duties as are prescribed by the Secretary, by the Board of Directors or by the President, and shall act as Secretary in the absence or disability of the Secretary.

5.4. PAPERS: SERVICE OF.

Notices, citations and papers of all kinds, requiring service in connection with any of the MGEX Bylaws or Rules, shall be served by the Secretary or by such other employee of this Exchange as the Secretary may designate. The affidavit of the person who made the service shall be evidence of the service of such notices of papers.

Whenever, under the MGEX Bylaws or Rules, service is required or permitted to be made upon a Person, such service shall be made by delivering a copy or by mailing it to the Person's last known address, postage prepaid. Delivery of a copy means: handing it to the Person; leaving it at the Person's office with a clerk or other person in charge thereof; if there is no one in charge, leaving it in a conspicuous place therein; or, if the office is closed or the Person to be served has no office, leaving it at the Person's dwelling or usual place of abode with some person of suitable age and discretion then residing therein. Service by mail is complete upon mailing. Service required or permitted to be made, under the MGEX Bylaws or Rules, upon an entity shall be made by making such service in the manner as hereinbefore provided on a managing agent of such entity.

5.5. TREASURER.

The Treasurer shall perform such duties as prescribed by the Board of Directors, President or by the Bylaws and MGEX Rules.

5.6. ANNUAL FINANCIAL STATEMENT.

The Board of Directors, as soon as possible after the close of the fiscal year of the Exchange, shall cause to be prepared a full and complete statement of the financial condition of the Exchange and of its operations for the previous fiscal year.

5.7. FINANCING.

The Exchange shall have the authority to establish fees and charges necessary to meet the financial obligations of the Exchange. Fees and charges shall be remitted at such times and in such manner as the Exchange may prescribe.

5.8. FUNDS AND SECURITIES OF THE EXCHANGE.

The funds of the Exchange shall be deposited in the name of the Exchange in a bank or banks, as designated from time to time by the Board of Directors. Securities and other valuable papers belonging to the Exchange shall be secured as designated from time to time by the Board of Directors.

5.9. EXPENDITURE OF THE FUNDS OF THE EXCHANGE.

The funds of MGEX shall be under the management and control of the Exchange, and no funds belonging to MGEX shall be expended unless such expenditure has been authorized by the Exchange or the Board of Directors.

5.10. INVESTMENT OF FUNDS.

The Board of Directors shall monitor the investment of funds belonging to the Exchange.

5.11. BORROWING OF MONEY.

The Board of Directors, on the affirmative vote of at least one half (1/2) of the total number of Directors of the Exchange, permitted under **Bylaw 2.1.**, may borrow money for and on behalf of the Exchange, for any period of time and on such terms and with such security or mortgage, all as the Board may determine necessary for business purposes.

5.12. EXECUTION OF CONTRACTS, SIGNATURES ON PAPERS, CHECKS, ETC.

Except as otherwise specifically provided in this Bylaw, all deeds, mortgages, satisfactions of mortgages, contracts for the conveyance of land, leases, bills payable, promissory notes and other written promises to pay money, corporate contracts of all kinds, checks and drafts drawn on bank accounts standing in the name of the Exchange shall be executed or signed in the name of the Exchange by the President and such other officer, director or employee as the Board of Directors shall from time to time designate.

PROVIDED, however, that a check or checks, signed as provided above, to cover the total payroll of the Exchange for any specified period of time may be deposited to the credit of the Exchange in a special bank account, which shall be designated as a Payroll Account; checks or drafts drawn on such Payroll Account to cover salaries or wages due to individual officers or employees of the Exchange may be signed in such manner as the Board of Directors may from time to time direct; and

PROVIDED FURTHER, that contracts for the purchase of supplies and equipment necessary and incident to the usual and ordinary operations of the buildings or business of the Exchange may be executed in the name of the Exchange in such manner as the Board of Directors may from time to time direct.

Except as otherwise provided by the Bylaws, all other papers and documents of all kinds, including certificates, cards, licenses, etc., shall be executed or signed in the name of the Exchange in such manner as the Board of Directors shall from time to time direct.

ARTICLE VI
REGULATORY OFFICERS

6.1. CHIEF REGULATORY OFFICER.

The Exchange shall designate the individual to serve as the Chief Regulatory Officer who shall report to, consult with and provide information to the Regulatory Oversight Committee, and execute any other duties or responsibilities as required by CFTC Regulation 17 CFR Part 38, as amended.

6.2. CHIEF COMPLIANCE OFFICER.

The Exchange shall designate the individual to serve as the Chief Compliance Officer who shall report to the President and execute the duties and responsibilities required by CFTC Regulation 17 CFR Part 39, as amended.

6.3. CHIEF RISK OFFICER.

The Exchange shall designate the individual to serve as the Chief Risk Officer who shall implement the risk management framework of the Exchange, make recommendations regarding the Exchange's risk management functions, and execute any other duties or responsibilities required by CFTC Regulation 17 CFR Part 39, as amended.

ARTICLE VII
COMMITTEES

7.1. COMMITTEES: REGULATIONS GOVERNING PROCEDURE.

Any Committee may adopt such regulations for its own government and proceedings as are not contrary to the Bylaws or Rules, and which will best promote the objects for which it was established.

7.2. COMMITTEES OF THE BOARD OF DIRECTORS.

Committees of the Board of Directors shall be established by Bylaw. Unless otherwise specified by Bylaw, such Committees shall consist of an odd number of Directors, not including the Chairperson of the Board. A majority of the Directors of a Committee shall constitute a quorum and a majority of the quorum shall be required to take action. A three-fourths (3/4) supermajority of a quorum of the Board shall be required to remove a Director who was appointed to a Committee. A majority of a quorum of the Board shall be required to revoke actions taken by a Committee. In addition to the enumerated duties and powers, each Committee shall exercise such authority and execute such actions as may be delegated to it by the Board of Directors, or by the Bylaws or Rules.

7.3. COMMITTEES OF THE EXCHANGE.

Committees of the Exchange shall be established by Bylaw or Rule. Such Committees shall consist of an odd number of individuals. Unless otherwise specified by Bylaw or Rule, a majority of the members of a Committee shall constitute a quorum and a majority of the quorum shall be required to take action. In addition to the duties and powers specified by Bylaw or Rule, Committees of the Exchange shall also have such duties and powers as may be specified by the Board of Directors.

7.4. EXECUTIVE COMMITTEE.

There shall be established a Committee of the Board of Directors to be known as the Executive Committee which shall be composed of five (5) directors including the Chairperson of the Board, the First and Second Vice Chairpersons of the Board and no less than two (2) Public Directors elected by the Board. Meetings of the Executive Committee shall be held at such time and place as may be designated by the Executive Committee. The Chairperson of the Board shall be the Chairperson of the Executive Committee and shall have voting privileges.

The Committee shall have the duty and power to act on behalf of the Board of Directors when an emergency exists or when the Board is otherwise unable to reach quorum or convene in a timely manner.

7.5. AUDIT COMMITTEE.

There shall be established a Committee of the Board of Directors to be known as the Audit Committee which shall be composed of five (5) Directors including the Chairperson of the Board, the President, and three (3) Public Directors elected by the Board of Directors.

The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified by the Board: (i) provide oversight over the Exchange's financial reporting process and the financial information that is provided to the LLC Member and others; (ii) provide oversight over the systems of internal controls established by management and the Board and the Exchange's legal and compliance process; and (iii) direct and oversee all the activities of the Exchange's internal audit function, including but not limited to management's responsiveness to internal audit recommendations.

7.6. PERSONNEL AND COMPENSATION COMMITTEE.

There shall be established a Committee of the Board of Directors to be known as the Personnel and Compensation Committee. It shall be composed of five (5) Directors.

The Committee shall have the duties and powers to fix the compensation and benefits of the President.

7.7. REGULATORY OVERSIGHT COMMITTEE.

There shall be established a Committee of the Board of Directors to be known as the Regulatory Oversight Committee. It shall be composed of three (3) Public Directors elected by the Board. The Committee shall have the duties and powers as described and required under Core Principle 16 described in 17 CFR Part 38.

7.8. RISK MANAGEMENT COMMITTEE.

There shall be established a Committee of the Board of Directors to be known as the Risk Management Committee. The Committee shall have the duties and powers as described and required in applicable CFTC Regulations and internal policies.

7.9. NOMINATIONS COMMITTEE.

There shall be established a Committee of the Board of Directors to be known as the Nominations Committee which shall be composed of five (5) directors, including the Chairperson of the Board and three (3) Public Directors. The Nominating Committee shall each be elected on an annual basis by vote of the LLC Member.

The chair of the Nominations Committee shall be a Public Director.

The Nominating Committee shall nominate candidates for election to the Board at the annual LLC Member meeting and all other vacant or new Director positions on the Board. The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of these Bylaws.

7.10. HARD RED SPRING WHEAT COMMITTEE.

There shall be established a Committee of the Exchange to be known as the Hard Red Spring Wheat ("HRSW") Committee. It shall be composed of a minimum of seven (7) Market Participants of the Exchange.

The Committee shall have the duty and power to review and recommend MGEX Rules governing HRSW and other agricultural markets, including but not limited to contract specifications and delivery procedures.

7.11. CASH MARKETS COMMITTEE.

There shall be established a Committee of the Exchange to be known as the Cash Markets Committee. It shall be composed of a minimum of seven (7) Market Participants that are employed by entities having cash trading privileges pursuant to MGEX Rules.

The Committee shall have the duties and powers to:

A. Review and recommend MGEX Rules governing the cash markets.

B. Monitor cash market activity to ensure orderly trading and efficient price discovery.

C. Approve guidelines for reporting of cash market activity to appropriate agencies.

7.12. OTHER COMMITTEES, TASK FORCES AND PANELS.

The Board of Directors and the Executive Committee shall each have the authority to establish committees, task forces and panels as necessary for a duration not to extend past the next Annual

Election. After election, the new Board of Directors and Executive Committee may re-authorize the committees, task forces and panels.

The composition, qualifications, method of appointment, duties and powers of such committees, task forces and panels shall be determined by the respective Board of Directors and Executive Committee.

Such committees, task forces and panels shall not determine the policies of the Exchange, expend funds or enter into contracts on behalf of the Exchange, or otherwise conduct activities outside the purpose for which they were established, unless such actions are approved by the Board of Directors.

ARTICLE VIII
DISCIPLINARY COMMITTEE

8.1. DISCIPLINARY COMMITTEE: APPOINTMENT.

There shall be established a committee to be known as the Disciplinary Committee, which shall be composed of five (5) Market Participants as hereinafter provided:

A. Two (2) of such members shall be appointed as Market Participants who are not serving as Officers or Directors or serving on the Hearing Committee.

B. One (1) member of the Disciplinary Committee shall consist of the President of the Exchange and one (1) member of the Disciplinary Committee shall consist of a member of the Board of Directors appointed by the President of the Exchange.

The President of the Exchange may appoint a member of the Board of Directors to serve in his/her stead as a member of the Disciplinary Committee. If no member of the Board of Directors is available for such an appointment, the President of the Exchange may appoint a Market Participant of the Exchange.

No member who is to serve as a substitute member in the place of the President shall be appointed as a member of the Disciplinary Committee if the member is a member of the Hearing Committee.

C. One (1) member shall be an individual who qualifies as a Public Director.

The members of the Disciplinary Committee shall be as representative as practicable of the marketplace. Three (3) members of the Disciplinary Committee shall be required to constitute a quorum and must include an individual who meets the qualifications of a Public Director.

8.2. DISCIPLINARY COMMITTEE: QUALIFICATIONS OF MEMBERS.

No person shall serve as a member of the Disciplinary Committee when the person or entity with which the person is affiliated has a financial, personal or prejudicial interest or concern in the matter under consideration or action. For the purpose of this Bylaw, at a minimum, a financial, personal or prejudicial interest shall be defined and determined pursuant to **Bylaw 12.9.B.** The other members of the Disciplinary Committee with guidance by the Department of Audits and Investigations shall determine whether any member has a financial, personal or prejudicial interest not addressed by **Bylaw 12.9.B.**

No member may serve on the Disciplinary Committee if he or she has participated in or been involved in adjudicating any other stage of the same proceeding.

8.3. DISCIPLINARY COMMITTEE: APPOINTMENT OF ALTERNATES.

If the Disciplinary Committee shall determine that it is improper for any or all of its members to serve during the consideration of and action upon any particular matter, or if any or all of the regular members shall be unable to serve during such consideration and action, the Disciplinary Committee may request the President to appoint, and the President shall appoint, an alternate or alternates to sit throughout the consideration of and action upon such matter. If an alternate is substituting for the individual who meets the qualifications of a Public Director, the alternate must also qualify as a Public Director. When so appointed, any alternate shall, with respect to the consideration of and action upon such particular matter, have all the powers and duties of the regular member for whom the alternate is acting; and such Disciplinary Committee, so constituted and consisting of such alternate or alternates and the remaining regular members of the Disciplinary Committee, if any, shall with respect to the consideration of and action upon such particular matter have all the duties and powers of the regular Disciplinary Committee. During the period that such a Disciplinary Committee appointed with respect to a particular matter is functioning, the regular Disciplinary Committee and the regular members thereof shall continue to have all their usual powers and to perform all their usual duties concerning matters other than that before a Disciplinary Committee appointed with respect to a particular matter.

8.4. DISCIPLINARY COMMITTEE: DUTIES AND POWERS.

The Disciplinary Committee shall be charged with the duty and authority:

A. To prevent manipulation of prices as provided in the Commodity Exchange Act.

B. To review all investigation reports submitted to the Disciplinary Committee by the Department of Audits and Investigations in respect to all matters relating to activity conducted under the jurisdiction of MGEX and in respect to alleged violations of the Bylaws or MGEX Rules.

C. To direct the Department of Audits and Investigations to conduct such further investigation in respect to any such report as the Disciplinary Committee deems appropriate or advisable.

D. To promptly review and determine whether or not any or all charges included in the investigation report submitted to the Disciplinary Committee have, in its opinion, a reasonable foundation in fact.

E. To dismiss any or all charges included in any investigation report submitted to the Disciplinary Committee that are, in its opinion, without reasonable foundation in fact.

F. To authorize the issuance of a Notice of Charges against person(s) alleged to have committed such violations if the Disciplinary Committee has found that the investigation report shows a reasonable basis for a violation and that the matter should be adjudicated.

G. To report in writing to the Board of Directors in respect to all matters which result in public disciplinary action.

The Disciplinary Committee, in performing its duties, may request any Market Participant to appear before the Disciplinary Committee in its investigations of matters set forth in the investigation report. The Disciplinary Committee may review the dealings and transactions of Market Participants, and it may examine their books, papers and records pertinent to such review. The Disciplinary Committee may employ such auditors, counsel or other assistants as it may deem necessary, and all expenses incident thereto shall be payable from the funds of the Exchange.

The Disciplinary Committee may invite a representative of the Commodity Futures Trading Commission to attend any or all of its meetings.

In addition to possible violations of the Bylaws or MGEX Rules appropriately brought before the Disciplinary Committee pursuant to Paragraph B, above, the Disciplinary Committee also shall review any investigation report concerning a particular course of conduct by a Market Participant which has produced or thereafter, in the opinion of the Disciplinary Committee, would produce a manipulation of prices or cornering of any commodity in violation of the Bylaws or MGEX Rules.

No Market Participant shall violate any order of the Disciplinary Committee after having been duly notified thereof. Nothing, however, herein contained shall in any way be construed as superseding the duties and authority that have been vested in the Board of Directors by the Bylaws or MGEX Rules. All directives of the Disciplinary Committee pertaining to price manipulations or corners and requiring a market position reduction shall be effective when issued.

No member of the Disciplinary Committee shall publish, divulge or make known in any manner, except when reporting to the Board of Directors or to a committee concerned with such information, or when called upon to testify in any judicial or administrative proceeding, any facts regarding the business of any Person, or any other confidential information that may come to the knowledge of such Disciplinary Committee member in the member's official capacity.

ARTICLE IX
HEARING COMMITTEE

9.1. HEARING COMMITTEE: APPOINTMENT.

There shall be established a committee of the Exchange to be known as the Hearing Committee, which shall be composed of five (5) members as hereinafter provided:

A. Three (3) of such members shall be appointed by the Chairperson of the Board of Directors from Market Participants of the Exchange.

B. One (1) member of the Hearing Committee shall consist of the Chairperson of the Board of Directors. The Chairperson of the Board of Directors shall serve as the Chairperson of the Hearing Committee.

The Chairperson of the Board of Directors may appoint a member of the Board of Directors to serve in his/her stead as a member of the Hearing Committee. If no member of the Board of Directors is available for such an appointment, the Chairperson may appoint a Market Participant of the Exchange.

No member who is to serve as a substitute member in the place of the Chairperson of the Board of Directors shall be appointed as a member of the Hearing Committee if the member is a member of the Disciplinary Committee.

C. One (1) member shall be an individual who qualifies as a Public Director.

The members of the Hearing Committee shall be as representative as practicable of the marketplace. Three (3) members of the Hearing Committee shall be required to constitute a quorum and must include an individual who meets the qualifications of Public Director.

9.2. HEARING COMMITTEE: QUALIFICATIONS OF MEMBERS.

No person shall serve as a member of the Hearing Committee when the person or entity with which the person is affiliated has a financial, personal or prejudicial interest or concern in the matter under consideration or action. For the purpose of this Bylaw, at a minimum, a financial, personal or prejudicial interest shall be defined and determined pursuant to **Bylaw 12.8.B.** The other members of the Hearing Committee with guidance by the Department of Audits and Investigations shall determine whether any member has financial, personal or prejudicial interest not addressed by **Bylaw 12.8.B**.

No member may serve on the Hearing Committee if he or she has participated in or been involved in adjudicating any other stage of the same proceeding.

9.3. HEARING COMMITTEE: APPOINTMENT OF ALTERNATES.

If the Hearing Committee shall determine that it is improper for any or all of its members to serve during the consideration of and action upon any particular matter, or if any or all of the regular members shall be unable to serve during such consideration and action, the Hearing Committee may request the President of the Exchange to appoint, and the President of the Exchange shall appoint, an alternate or alternates to sit throughout the consideration of and action upon such matter. If an alternate is substituting for the individual who meets the qualifications of a Public Director, the alternate must also qualify as a Public Director. When so appointed, any alternate shall, with respect to the consideration of and action upon such particular matter, have all the powers and duties of the regular member for whom the alternate is acting; and such Hearing Committee, so constituted and consisting of such alternate or alternates and the remaining regular members of the Hearing Committee, if any, shall with respect to the consideration of and action upon such particular matter have all the duties and powers of the regular Hearing Committee. During the period that such Hearing Committee appointed with respect to a particular matter is functioning, the regular Hearing Committee and the regular members thereof shall continue to have all their usual powers and to perform all their usual duties concerning matters other than that before a Hearing Committee appointed with respect to a particular matter.

9.4. HEARING COMMITTEE: DUTIES AND POWERS.

The Hearing Committee shall be charged with the following duty and authority:

A. To conduct a hearing as authorized pursuant to the Bylaws or MGEX Rules.

B. To impose a penalty if the Hearing Committee finds in the affirmative that there has been a violation, or in the alternative, to dismiss the alleged charges if the

Hearing Committee finds that there has been no violation.

C. To direct the Department of Audits and Investigations to conduct such further investigation in respect to any such report as the Committee deems appropriate or advisable on a timely basis.

D. In hearings conducted by the Hearing Committee, on a finding by the Hearing Committee that there has been a violation, to assess a penalty against those found guilty. The Hearing Committee may take such action it determines including, but not limited to, issuing a Letter of Reprimand, a suspension from trading, a monetary fine, or a recommendation to the Board of Directors for expulsion (singly or in any combination).

E. To report in writing to the Board of Directors in respect to all matters which result in public disciplinary action.

F. To summon any Market Participant to appear before the Hearing Committee.

The findings and conclusions of the Hearing Committee, in respect to such matters, shall be final. There is no appeal to the Board of Directors or any other MGEX authority.

No member of the Hearing Committee shall publish, divulge or make known in any manner, except when reporting to the Board of Directors or to a committee concerned with such information, or when called upon to testify in any judicial or administrative proceeding, any facts regarding the business of any Person, or any other confidential information that may come to the knowledge of such Hearing Committee member in the member's official capacity.

ARTICLE X
DEPARTMENTS

10.1. CLEARING HOUSE.

There shall be established a Clearing House of the Exchange, which shall supervise the clearing of Futures and Options Contracts initiated, accepted or executed under MGEX Rules.

10.2. AUDITS AND INVESTIGATIONS.

There shall be established a department of the Exchange that conducts audits and investigations. Such department of the Exchange shall serve as an independent department and shall not include Market Participants whose interests conflict with their audit, investigation or enforcement duties.

The Exchange shall initiate and conduct investigations and audits at the direction of the CRO, the Regulatory Oversight Committee and/or the appropriate committee. Such investigations shall be initiated promptly after receipt of a complaint or other indication of possible violation of the MGEX Rules.

The Exchange has the authority to collect information and documents on both a routine and non-routine basis, including, but not limited to, the authority to examine books and records kept by any Market Participant or Person under investigation or from whom information or cooperation has been requested. Failure to comply with any request made by the Exchange for information and/or documents may subject the Market Participant or Person under investigation or from whom

information or cooperation has been requested to disciplinary procedures of the Exchange or fines pursuant to the MGEX Rules.

ARTICLE XI
TRADING PERMIT PROGRAMS

11.1. TRADING PERMIT PROGRAMS.

The Exchange may establish Trading Permit Programs from time to time. The Exchange may make amendments to such programs at any time.

ARTICLE XI
MISCELLANEOUS

12.1. DELIVERY OF DOCUMENTS, PAYMENT, ETC.

The Board of Directors shall have the power from time to time to make MGEX Rules (including fixing time of day) governing the rendering and delivery of all orders, notices, and documents of all sorts having to do with or incident to handling or passing title to commodities, and for the payment for commodities, including (but not being limited to) Delivery Notices, deliveries on Futures Contracts and payment therefor, exercise of Options, Load-out Notices, Notices of Reinspection and Appeal, Disposition Orders, Invoices and payment therefor, requests for advances and payment therefor, Bills of Lading, payment for F.O.B. cars, payment of elevator charges, and the giving of disposition on cars purchases or loaded in satisfaction of warehouse receipts.

12.2. ADMISSION TO EXCHANGE ROOM.

The Exchange may grant admission to the Exchange Room to authorized individuals subject to such restrictions, regulations, and limitations as the Exchange may deem proper.

PROVIDED, however, that no individual who is under suspension may be granted admission to the Exchange Room as a visitor, or otherwise, and no Floor Clerk or visitor may make any trades or transact any business in the Exchange Room excepting such transactions as may pertain directly to the business on account of which admission to the Exchange Room was granted; and,

PROVIDED FURTHER, that no person in default, on account of any business transacted with or through MGEX, shall be entitled to admission to the Exchange Room as a visitor while such transaction remains unsettled, and the President is hereby empowered to enforce this Bylaw upon the complaint, in writing, of any Market Participant of MGEX.

12.3. CONTROL OF THE USE OF THE BUILDINGS.

The Exchange shall have power to prescribe the purposes for which all offices, halls, rooms, corridors, entrances and other parts of the buildings belonging to or leased by MGEX shall be used, and to make all necessary Regulations governing the use of and admittance to the same, and shall have full power to enforce such Regulations and to inflict penalties for the violation thereof. The Exchange shall have the power to let space in the buildings belonging to or leased by MGEX to such tenants, for such purposes, at such rentals, and on such terms and conditions as it deems desirable.

12.4. REAL ESTATE.

The Board of Directors shall have the power from time to time to purchase real estate PROVIDED, however, that any borrowing of money to finance such purchases is subject to the provisions of Bylaw 5.7.

The Exchange shall have the power to make changes, alterations, repairs, replacements or additions to the fixtures, equipment and machinery of the buildings of the Exchange, and to make such enlargements or additions to the present buildings to maintain said buildings, equipment or machinery in proper and suitable condition for the uses and purposes of MGEX and its tenants.

12.5. FISCAL YEAR.

The fiscal year of the Exchange shall be as determined from time to time by the Board.

12.6. INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHERS.

The Exchange shall indemnify its directors, officers and committee members against such expenses and liabilities, in such manner, under such circumstances, and to such extent, as required or permitted by Delaware Limited Liability Company Act § 18-108 or as required by other provisions of law.

The Exchange shall advance expenses in such manner, under such circumstances, and to such extent, as required or permitted Delaware Limited Liability Company Act § 18-108. The provisions of this Section are not intended to limit the ability of any person to receive advances as an insured under any insurance policy maintained by the Exchange.

The Exchange may purchase and maintain insurance on behalf of any person who is or was a director, officer, committee member or employee against any liability asserted against and incurred by such person in or arising from such capacity, whether or not the Exchange would otherwise be required to indemnify the person against the liability.

The Exchange shall also abide by all other controlling provisions of Delaware Limited Liability Company Act § 145.

12.7. MEMBERSHIP IN OTHER ASSOCIATIONS: DELEGATES TO MEETINGS.

At the discretion of the Board of Directors, the Exchange may become a member of other associations or organizations, membership in which in the opinion of said Board will be beneficial to the Exchange. The Board of Directors may appoint delegates or representatives to commercial or deliberative meetings at which it may desire to have the Exchange represented. The Board may, at its discretion, authorize the payment (from the general funds of the Exchange) of the dues payable to such associations and of the expenses incurred by such delegates or representatives in attending such meetings.

12.8. CONFLICTS OF INTEREST.

A member of the Board of Directors and certain other committees at the Exchange must abstain from deliberating and voting on matters when there is a potential personal or financial conflict of interest. This Bylaw describes how and when the conflict of interest will be determined. Additional

and broader conflicts of interest provisions apply to the Disciplinary Committee and the Hearing Committee. (See **Bylaws 8.2.** and **9.2.**)

A. Definitions. For purposes of this Bylaw the following definitions shall apply:

1. The term "family relationship" of a person shall mean the person's spouse, former spouse, parent, stepparent, child, stepchild, sibling, stepbrother, stepsister, grandparent, grandchild, uncle, aunt, nephew, niece, or in-law.

2. The term "governing board" shall mean the Board of Directors, Committees of the Board of Directors and Committees of the Exchange authorized to take action or to recommend the taking of action on behalf of the Exchange.

3. The term "member's affiliated firm" shall mean a firm in which the member is an employee or a "principal," as defined in CFTC Regulation 3.1(a).

4. The term "named party in interest" shall mean a person or entity that is identified by name as a primary subject of any material matter being considered by a governing board.

5. The term "significant action" shall mean any of the following types of actions or changes that are implemented without the Commission's prior approval:

a. Any actions or changes which address an "emergency" as defined in CFTC Regulation 1.41(a)(4)(i) through (iv) and (vi) through (viii); and,

b. Any changes in margin levels that are designed to respond to extraordinary market conditions such as an actual or attempted corner, squeeze, congestion or undue concentration of positions, or that otherwise are likely to have a substantial effect on prices in any contract traded at the Exchange; but shall not include any Bylaw or MGEX Rule not submitted for prior CFTC approval because such Bylaw or MGEX Rule is unrelated to the terms and conditions of any contract traded at the Exchange.

B. Named Party in Interest Conflict

1. Prohibition. No member of a governing board shall knowingly participate in such body's deliberations or voting in any matter involving a named party in interest where such member: (a) is a named party in interest; (b) is an employer, employee or fellow employee of a named party in interest; (c) is associated with a named party in interest through a broker association; (d) has a family relationship with a named party in interest; or, (e) has any other significant, ongoing business relationship with a named party in interest, excluding relationships limited to executing futures or option transactions opposite each other or to clearing futures or options transactions through the same Clearing Member.

If the member's only relationship with a named party in interest is through a broker association not established for the purpose of sharing profits and

losses as described by **Rule 2065.00.A.3.** then the prohibition shall not apply. Furthermore, if a named party in interest is one or part of a group of similar persons or entities that is the subject for general deliberation and voting, such as approval for regularity or membership, and there is no material issue of dispute involving a named party in interest, then the prohibition shall not apply.

2. Disclosure. Prior to consideration of any matter involving a named party in interest, each member of the deliberating body who does not choose to abstain from deliberations and voting shall disclose to the Department of Audits and Investigations whether such member has one of the relationships listed in paragraph B.1. of this Bylaw with a named party in interest.

3. Procedure and Determination. Exchange staff shall determine whether any member of the deliberating body is subject to a conflicts restriction under this paragraph B. Such determination shall be based upon a review of the following information:

   a. information provided by the member pursuant to paragraph B.2. above, and

   b. any other source of information that is held by and reasonably available to t,he Exchange.

C. Financial Interest in a Significant Action Conflict

1. Prohibition. No member of a governing board shall participate in such body's deliberations and voting on any significant action if such member knowingly has a direct and substantial financial interest in the result of the vote based upon either Exchange or non-Exchange positions that could reasonably be expected to be affected by the significant action under consideration, as determined pursuant to this Bylaw.

2. Disclosure. Prior to consideration of any significant action, each member of the deliberating body who does not choose to abstain from deliberations and voting shall disclose to the Department of Audits and Investigations position information that is known to such member, with respect to any particular month or months that are under consideration, and any other positions which the deliberating body reasonably expects could be affected by the significant action, as follows:

   a. gross positions held at the Exchange in the member's personal accounts or "controlled accounts," as defined in CFTC Regulation 1.3(j);

   b. gross positions held at the Exchange in proprietary accounts, as defined in CFTC Regulation 1.17(b)(3), at the member's affiliated firm;

   c. gross positions held at the Exchange in accounts in which the

member is a principal, as defined in CFTC Regulation 3.1(a);

d. net positions held at the Exchange in “customer” accounts, as defined in CFTC Regulation 1.17(b)(2), at the member’s affiliated firm; and

e. any other types of positions, whether maintained at the Exchange or elsewhere, held in the member’s personal accounts or the proprietary accounts of the member’s affiliated firm, that reasonably could be affected by the significant action.

3. Procedure and Determination. Exchange staff shall determine whether any member of the deliberating body is subject to a conflicts restriction under this paragraph C. based upon a review of the most recent large trader reports and clearing records available to the Exchange, information provided by the member with respect to positions pursuant to paragraph C.2. of this Bylaw, and any other source of information that is held by and reasonably available to the Exchange, taking into consideration the exigency of the significant action being contemplated.

D. Deliberation Exemption.

1. Any member of a governing board who would otherwise be required to abstain from deliberations and voting pursuant to paragraph C. hereof may participate in deliberations, but not voting, if the deliberating body, after considering the factors specified below, determines that such participation would be consistent with the public interest; provided, however, that before reaching any such determination the deliberating body shall fully consider the position information specified in paragraph C.2. and C.3. above, which is the basis for such member’s substantial financial interest in the significant action that is being contemplated.

2. In making its determination, the deliberating body shall consider;

a. whether the member’s participation in deliberations is necessary to achieve a quorum; and

b. whether the member has unique or special expertise, knowledge or experience in the matter being considered.

3. Voting Exemption. If at least one-half of the deliberating members cannot participate in voting consistent with this Bylaw, then every member who has been granted a deliberation exemption pursuant to this paragraph D. may participate in voting.

E. Documentation. The minutes of any meeting to which the conflicts determination procedures set forth in this Bylaw apply, shall reflect the following information:

1. the names of all members who attended the meeting in person or who otherwise were present by electronic means;

2. the name of any member who voluntarily recused himself or herself or was required to abstain from deliberations and/or voting on a matter and the reason for the refusal or abstention, if stated;

3. information on the position information that was reviewed for each member if applicable and available; and

4. the name of any member who participated in voting pursuant to paragraph D.3. of this Bylaw.

12.9. NONPUBLIC INFORMATION - IMPROPER USE OR DISCLOSURE.

For purposes of this Bylaw, "material" and "non-public information" shall be defined by CFTC Regulation 1.59(a).

In accordance with CFTC Regulation 1.59(c), no Exchange officer, member of the Board of Directors or member of any committee shall use or disclose, for any purpose other than the performance of such person's official duties, material, non-public information obtained as a result of such person's office or participation on the Board of Directors or any committee.

12.10. COMMODITY EXCHANGE ACT RULE.

A. In order to comply with the CEA and CFTC Regulations, it is hereby provided that the MGEX Bylaws and Rules shall be construed with reference to, and shall be subject to and modified by, the provisions of said CEA and CFTC Regulations.

B. The Exchange shall make and file such reports and keep such books, and records for such a period of time as may be required pursuant to authority set forth in the CEA and CFTC Regulations, including, but not limited to, the authority contained in subdivision (d) of Sec. 5 of the Act, and shall keep such books and records open to inspection by the CFTC or the United States Department of Justice.

C. Neither the Exchange, nor any Person shall disseminate any false, misleading, or knowingly inaccurate reports concerning crop or market information or conditions that affect, or tend to affect, the price of any commodity.

D. No Person shall manipulate, or attempt to manipulate, prices of commodities traded on this Exchange, nor corner, nor attempt to corner, any of such commodities.

E. Any Person, who or which has been deprived of the privilege of trading in contract markets under subdivision (b) of Sec. 6 of the CEA, shall be refused all privileges of trading on this Exchange for such period of time as specified in the Order of the CFTC against such Person.

F. No Person shall accept or execute an order from any Person who or which has been deprived of the privilege of trading in contract markets under subdivision (b) of Sec. 6 of the CEA.

12.11. DISSEMINATION OF INFORMATION.

Market Participants shall be held to strict account for the reliability and accuracy of the statements and information which they disseminate.

Market Participants must word or phrase all circulars, letters, Reports of Cash Sales, or other information so as to convey an accurate impression as to values of commodities in this market and avoid conveying misinformation or erroneous implications as to such values. Specific values of cash commodities must not be reported in such a way as to create a false impression regarding values generally.

For example, giving a false impression regarding values such as sales of cash commodities of certain test weight, or having some particular characteristic or other factor that contributes to value, must not be reported in such a manner as to convey the impression that all commodities of the same kind and test weight, or having the same particular characteristic or factor, are of equal value.

Market Participants, and their employees, must not directly or indirectly, by innuendo or otherwise, participate in the circulation of any rumors adversely affecting any Person. Only facts capable of substantiation may be reported.

12.12. MGEX DEFENSE EXPENSES.

Any Market Participant who fails to prevail in a lawsuit or any other type of legal proceeding instituted against MGEX or any of its officers, directors, committee members, employees or agents must pay to MGEX all reasonable expenses, including attorney's fees, incurred by MGEX in the defense of such proceeding.

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:35 AM 06/25/2021
FILED 10:35 AM 06/25/2021
SR 20212550071 - File Number 5776534

AMENDED AND RESTATED
CERTIFICATE OF FORMATION
OF
MIAX GLOBAL, LLC

This filing has been executed and filed in accordance with Section 18-208 of the Limited Liability Company Act. This document is being executed for the purpose of amending and restating the original Certificate of Formation, filed on June 30, 2015, under file number: 5776534.

1. The name of the limited liability company is **MIAX Global, LLC** (the "Company").

2. The address of the registered office of the Company in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle, Zip Code 19801, and the name of the registered agent at such address for service of process is The Corporation Trust Company.

3. This Certificate shall be effective upon filing.

4. The duration of this limited liability company will be perpetual.

IN WITNESS WHEREOF, the undersigned, an authorized person, has signed this certificate this 25th day of June, 2021.

MIAX GLOBAL, LLC

By: Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
MIAX GLOBAL, LLC

Miami International Holdings, Inc., a Delaware corporation, the sole member (the "Member") of MIAX Global, LLC, a Delaware limited liability company (the "Company"), pursuant to and in accordance with the Delaware Limited Liability Company Act, 6 Del.C. § 18-101, et seq. (the "Act"), hereby declares the following to be the Amended and Restated Limited Liability Company Agreement (the "Agreement") of the Company which amends and restates in its entirety the Limited Liability Company Agreement dated June 30, 2015 of the Company.

1. **Formation.** The Company has been formed as a limited liability company under the Act by the filing of a Certificate of Formation with the Office of the Secretary of State of the State of Delaware. The Member agrees to be bound by and comply with the provisions thereof and hereof.

2. **Name.** The name of the limited liability company shall be **"MIAX Global, LLC**", or such other name as the Member may from time to time hereafter designate.

3. **Definitions.** Capitalized terms not otherwise defined herein shall have the meanings set forth therefor in Section 18-101 of the Act.

4. **Purpose.** The Company is formed for the purpose of engaging in any lawful business permitted by the Act or the laws of any jurisdiction in which the Company may do business. The Company shall have the power to engage in all activities and transactions which the Member deems necessary or advisable in connection with the foregoing.

5. **Offices.** The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, such place or places as the Member may designate from time to time.

The registered office of the Company in the State of Delaware shall be located at c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware shall The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801.

6. **Member.** Miami International Holdings, Inc. is the sole Member of the Company holding 100% of the membership interests of the Company. The mailing address of the Member is 7 Roszel Road, Suite 1A, Princeton, NJ 08504.

7. **Term.** The term of the Company shall commence on the date of filing of the certificate of formation of the Company in accordance with the Act and shall continue until the

Company is dissolved and its affairs are wound up in accordance with Section 17 of this Agreement and a certificate of cancellation is filed in accordance with the Act.

8. **Board of Directors; Delegation of Authority and Duties.**

(a) Member and Board of Directors. The Member, acting through the Board (defined below), shall manage and control the business and affairs of the Company, and shall possess all rights and powers as provided in the Act and otherwise by law. Except as otherwise expressly provided for herein, the Member hereby consents to the exercise by the Board of all such powers and rights conferred on them by the Act with respect to the management and control of the Company. Notwithstanding the foregoing and except as explicitly set forth in this Agreement, if a vote, consent or approval of the Member is required by the Act or other applicable law with respect to any act to be taken by the Company or matter considered by the Board, the Member agrees that it shall be deemed to have consented to or approved such act or voted on such matter in accordance with a vote of the Board on such act or matter.

(b) Delegation by Board. The Board shall have the power and authority to delegate to one or more other persons the Board's rights and powers to manage and control the business and affairs of the Company, including to delegate to agents and employees of the Member, a Director (as defined below) or the Company (including Officers), and to delegate by a management agreement or another agreement with, or otherwise to, other persons. The Board may authorize any person (including, without limitation, the Member or any Officer or Director) to enter into and perform under any document on behalf of the Company.

(c) Committees. The Board may, from time to time, designate one or more committees, each of which shall be comprised of at least two Directors. Any such committee, to the extent provided in the enabling resolution and until dissolved by the Board, shall have and may exercise any or all of the authority of the Board. At every meeting of any such committee, the presence of a majority of all the representatives thereof shall constitute a quorum, and the affirmative vote of a majority of the representatives present shall be necessary for the adoption of any resolution. The Board may dissolve any committee at any time, unless otherwise provided in this Agreement.

9. **Establishment of Board of Directors.**

(a) Directors. There shall be established a Board of Directors (the "Board") composed of not less than (1) and no more than twenty-one (21) persons as determined from time to time by the Member ("Directors"), each of whom shall be elected by the Member. Any Director may be removed from the Board at any time by the Member. Each Director shall remain in office until his or her death, resignation or removal. In the event of death, resignation or removal of a Director, the party or parties, as applicable, which appointed such Director shall fill the vacancy created. Notwithstanding anything in this Agreement to the contrary, Directors shall not be deemed to be "members" or "managers" (as such terms are defined in the Act) of the Company.

(b) No Individual Authority. No Director has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company or to make any

expenditures or incur any obligations on behalf of the Company or authorize any of the foregoing, other than acts that are authorized by the Board.

(c) Chairman. The Board shall designate a Director to serve as chairman. The chairman shall, unless a majority of Directors present determine otherwise, preside at all meetings of the Board. If the chairman is absent at any meeting of the Board, a majority of the Directors present shall designate another Director to serve as interim chairman for that meeting.

10. **Officers.** The Member may, from time to time as it deems advisable, designate natural persons as officers of the Company (the "Officers") or successor Officers of the Company and assign titles to any such person. Unless the Member decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office. Any delegation pursuant to this Section 8 may be revoked at any time by the Member. An Officer may be removed with or without cause at any time by the Member.

11. **Advisory Board.** The Member may appoint any person or persons to act in an advisory capacity to the Company. Such a group shall be known as the Advisory Board.

12. **Capital Contributions**. The Member shall make capital contributions to the Company from time to time, which amounts shall be set forth in the books and records of the Company.

13. **Transfers of Member Interest.** The Member may sell, assign, pledge or otherwise transfer or encumber (collectively, a "Transfer") any of its Limited Liability Company Interest in the Company to any Person so long as such Transfer is in writing.

14. **Resignation**. The Member shall have the right to resign from the Company so long as such resignation is in writing. The provisions hereof with respect to distributions upon resignation are exclusive and no Member shall be entitled to claim any further or different distribution upon resignation under Section 18-604 of the Act or otherwise.

15. **Allocations and Distributions.** Distributions of cash or other assets of the Company shall be made at such times and in such amounts as the Member may determine. Distributions shall be made to (and profits and losses of the Company shall be allocated among) the Member.

16. **Return of Capital**. The Member has the right to receive any distributions which include a return of all or any part of such Member's capital contribution, provided that upon the dissolution and winding up of the Company, the assets of the Company shall be distributed as provided in Section 18-804 of the Act.

17. **Dissolution**. The Company shall be dissolved and its affairs wound up upon the occurrence of an event causing a dissolution of the Company under Section 18-801 of the Act, except the Company shall not be dissolved upon the occurrence of an event that terminates the

continued membership of a Member if (i) at the time of the occurrence of such event there are at least two Members of the Company, or (ii) within ninety (90) days after the occurrence of such event, all remaining Members agree in writing to continue the business of the Company and to the appointment, effective as of the date of such event, of one or more additional Members. In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority set forth in Section 18-804 of the Act.

18. **Amendments**. This Agreement may be amended only upon the written consent of the Member.

19. **Other Business**. The Member may engage in or possess an interest in other business ventures of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

20. **Limited Liability**. The Member shall not have any liability for the debts, obligations or liabilities of the Company except to the extent provided by the Act.

21. **Exculpation; Indemnification**. Neither the Member, the Officers nor any of their respective affiliates or agents (collectively, "Covered Persons") shall be liable to the Company or any other person or entity who has an interest in the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement. To the fullest extent permitted by applicable law, each Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement; provided, however, that any indemnity under this Section 21 shall be provided out of and to the extent of Company assets only, and neither the Member nor the Officer, as applicable, nor any other Covered Person, shall have personal liability on account thereof.

22. **Banking Matters**. The Member and each Officer and any agent or employee of the Company, or other person designated by such Member or Officer is hereby authorized and empowered (A) to (i) establish one or more domestic or international accounts (including but not limited to, depository, checking, disbursement, custodian, or investment accounts, and other accounts as deemed necessary or expeditious for business purposes of the Company) ("Accounts"), in the name of the Company with any bank, trust company, savings and loan institution, brokerage firm or other financial institution which said Member or Officer shall from time to time designate as a depository of funds, securities or other property of the Company, for any purpose and on terms and conditions deemed appropriate by such person on behalf of the Company; and (ii) close Accounts of the Company now or hereafter established; and (B) to assign, limit or revoke any and all authority of any agent or employee of the Company, or other person designated by such

Member or Officer to (i) sign checks, drafts and orders for the payment of money drawn on the Company's Accounts, and all notes of the Company and all acceptances and endorsements of the Company; (ii) execute or initiate electronic fund transfers; (iii) execute or initiate foreign currency exchange transactions; (iv) execute or initiate the investment of monies; and (v) initiate requests for information for any Account of the Company.

24. **Amendment**. This Agreement may only be amended by a writing duly signed by the Member.

25. **Governing Law**. This Agreement shall be governed by, and construed under, the laws of the State of Delaware, without regard to conflict of law rules.

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the 25th day of June, 2021.

MIAMI INTERNATIONAL HOLDINGS, INC.

By: /s/ Thomas P. Gallagher
Thomas P. Gallagher
Chairman and Chief Executive Officer

Form **LLC-5.30**
July 2017

Secretary of State
Department of Business Services
Limited Liability Division
501 S. Second St., Rm. 351
Springfield, IL 62756
217-524-8008
www.cyberdriveillinois.com

Payment may be made by check payable to Secretary of State. If check is returned for any reason this filing will be void.

Illinois
Limited Liability Company Act

Restated Articles of Organization

SUBMIT IN DUPLICATE
Type or print clearly.

Filing Fee: $150
Approved: ✓

FILE # 07506945

This space for use by Secretary of State.

FILED
OCT 05 2021
JESSE WHITE
SECRETARY OF STATE

1. Limited Liability Company name: MIAX Products, LLC

The LLC name must contain the words Limited Liability Company, L.L.C. or LLC, and cannot contain the terms Corporation, Corp., Incorporated, Inc., Ltd., Co., Limited Partnership, or LP.

2. Limited Liability Company name as originally filed with the Secretary of State:
MIAX Products, LLC

3. Address of principal place of business: (P.O. Box alone or c/o is unacceptable.)
7 Roszel Road, Suite 1A, Princeton, NJ 08540

4. The original Articles of Organization were effective on: January 25, 2019
Month, Day, Year

5. Registered agent's name and registered office address:

Registered agent: CT Corporation System
First Name / Middle Initial / Last Name

Registered office: 208 S. LaSalle Street, Suite 814
(P.O. Box alone or c/o is unacceptable.)
Number / Street / Suite #

Chicago IL 60604-1135
City / ZIP Code

6. Purpose(s) for which the LLC is organized: **The transaction of any or all lawful business for which Limited Liability Companies may be organized under this Act and/or exclusively for the purpose(s) stated below:**

The transaction of any or all lawful business for which Limited Liability Companies may be organized under this act.

7. The duration of the company is perpetual unless otherwise stated. If the operating agreement provides for a dissolution date, enter that date here: ______________________
Month, Day, Year

8. **(Optional)** Provisions for regulation of internal affairs of the company:

____
Use additional sheet of this size if necessary

9. Name(s) and business address(es) of the manager and any member with the authority of manager:

Name	Number/Street	City	State	ZIP
Miami International Holdings, Inc.	7 Roszel Road, Suite 1A	Princeton	NJ	08540

10. The undersigned affirms, under penalties of perjury, having authority to sign hereto, that these Restated Articles of Organization are executed pursuant to Section 5-30 of the Limited Liability Company Act and are to the best of my knowledge and belief, true, correct and complete.

Dated September 23 (Month & Day), 2021 (Year)

Barbara J Comly
Signature

Barbara J. Comly, Secretary
Name and Title (type or print)

Miami International Holdings, Inc.
If applicant is signing for a company or other entity, state name of company or entity.

AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
MIAX PRODUCTS, LLC

Miami International Holdings, Inc., a Delaware corporation, the sole member (the "Member") of MIAX Products, LLC, an Illinois limited liability company (the "Company"), pursuant to the provisions of the Illinois Limited Liability Company Act, 805 ILCS 180/, as amended from time to time (the "Act"), hereby declares the following to be the Amended and Restated Limited Liability Company Agreement (the "Agreement") of the Company which amends and restates in its entirety the Limited Liability Company Agreement dated January 25, 2019 of the Company.

1. **Formation.** The Company has been formed as a limited liability company under the Act by the filing of a Certificate of Formation with the Office of the Secretary of State of the State of Illinois. The Member agrees to be bound by and comply with the provisions thereof and hereof.

2. **Name.** The name of the limited liability company shall be **"MIAX Products, LLC"**, or such other name as the Member may from time to time hereafter designate.

3. **Definitions.** Capitalized terms not otherwise defined herein shall have the meanings set forth therefor in Section 1-5 of the Act.

4. **Purpose.** The Company is formed for the purpose of engaging in any lawful business permitted by the Act or the laws of any jurisdiction in which the Company may do business. The Company shall have the power to engage in all activities and transactions which the Member deems necessary or advisable in connection with the foregoing.

5. **Offices.** The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, such place or places as the Member may designate from time to time.

The registered office of the Company in the State of Illinois shall be located at c/o CT Corporation System, 208 South LaSalle Street, Suite 814, Chicago, IL 60604. The name and address of the registered agent of the Company for service of process on the Company in the State of Illinois shall be CT Corporation System, 208 South LaSalle Street, Suite 814, Chicago, IL 60604.

6. **Member.** Miami International Holdings, Inc. is the sole Member of the Company holding 100% of the membership interests of the Company. The mailing address of the Member is 7 Roszel Road, Suite 1A, Princeton, NJ 08504.

7. **Term.** The term of the Company shall commence on the date of filing of the certificate of formation of the Company in accordance with the Act and shall continue until the

Company is dissolved and its affairs are wound up in accordance with Section 17 of this Agreement and a certificate of cancellation is filed in accordance with the Act.

8. **Board of Directors; Delegation of Authority and Duties.**

(a) Member and Board of Directors. The Member, acting through the Board (defined below), shall manage and control the business and affairs of the Company, and shall possess all rights and powers as provided in the Act and otherwise by law. Except as otherwise expressly provided for herein, the Member hereby consents to the exercise by the Board of all such powers and rights conferred on them by the Act with respect to the management and control of the Company. Notwithstanding the foregoing and except as explicitly set forth in this Agreement, if a vote, consent or approval of the Member is required by the Act or other applicable law with respect to any act to be taken by the Company or matter considered by the Board, the Member agrees that it shall be deemed to have consented to or approved such act or voted on such matter in accordance with a vote of the Board on such act or matter.

(b) Delegation by Board. The Board shall have the power and authority to delegate to one or more other persons the Board's rights and powers to manage and control the business and affairs of the Company, including to delegate to agents and employees of the Member, a Director (as defined below) or the Company (including Officers), and to delegate by a management agreement or another agreement with, or otherwise to, other persons. The Board may authorize any person (including, without limitation, the Member or any Officer or Director) to enter into and perform under any document on behalf of the Company.

(c) Committees. The Board may, from time to time, designate one or more committees, each of which shall be comprised of at least two Directors. Any such committee, to the extent provided in the enabling resolution and until dissolved by the Board, shall have and may exercise any or all of the authority of the Board. At every meeting of any such committee, the presence of a majority of all the representatives thereof shall constitute a quorum, and the affirmative vote of a majority of the representatives present shall be necessary for the adoption of any resolution. The Board may dissolve any committee at any time, unless otherwise provided in this Agreement.

9. **Establishment of Board of Directors.**

(a) Directors. There shall be established a Board of Directors (the "Board") composed of not less than (1) and no more than twenty-one (21) persons as determined from time to time by the Member ("Directors"), each of whom shall be elected by the Member. Any Director may be removed from the Board at any time by the Member. Each Director shall remain in office until his or her death, resignation or removal. In the event of death, resignation or removal of a Director, the party or parties, as applicable, which appointed such Director shall fill the vacancy created. Notwithstanding anything in this Agreement to the contrary, Directors shall not be deemed to be "members" or "managers" (as such terms are defined in the Act) of the Company.

(b) No Individual Authority. No Director has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company or to make any

expenditures or incur any obligations on behalf of the Company or authorize any of the foregoing, other than acts that are authorized by the Board.

(c) Chairman. The Board shall designate a Director to serve as chairman. The chairman shall, unless a majority of Directors present determine otherwise, preside at all meetings of the Board. If the chairman is absent at any meeting of the Board, a majority of the Directors present shall designate another Director to serve as interim chairman for that meeting.

10. **Officers.** The Member may, from time to time as it deems advisable, designate natural persons as officers of the Company (the "Officers") or successor Officers of the Company and assign titles to any such person. Unless the Member decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Illinois Business Corporation Act, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office. Any delegation pursuant to this Section 10 may be revoked at any time by the Member. An Officer may be removed with or without cause at any time by the Member.

11. **Advisory Board.** The Member may appoint any person or persons to act in an advisory capacity to the Company. Such a group shall be known as the Advisory Board.

12. **Capital Contributions**. The Member shall make capital contributions to the Company from time to time, which amounts shall be set forth in the books and records of the Company.

13. **Transfers of Member Interest.** The Member may sell, assign, pledge or otherwise transfer or encumber (collectively, a "Transfer") any of its Limited Liability Company Interest in the Company to any Person so long as such Transfer is in writing.

14. **Resignation**. The Member shall have the right to resign from the Company so long as such resignation is in writing. The provisions hereof with respect to distributions upon resignation are exclusive and no Member shall be entitled to claim any further or different distribution upon resignation under the Act or otherwise.

15. **Allocations and Distributions.** Distributions of cash or other assets of the Company shall be made at such times and in such amounts as the Member may determine. Distributions shall be made to (and profits and losses of the Company shall be allocated among) the Member.

16. **Return of Capital**. The Member has the right to receive any distributions which include a return of all or any part of such Member's capital contribution, provided that upon the dissolution and winding up of the Company, the assets of the Company shall be distributed as provided in the Act.

17. **Dissolution**. The Company shall be dissolved and its affairs wound up upon the occurrence of an event causing a dissolution of the Company under the Act, except the Company shall not be dissolved upon the occurrence of an event that terminates the continued membership

of a Member if (i) at the time of the occurrence of such event there are at least two Members of the Company, or (ii) within ninety (90) days after the occurrence of such event, all remaining Members agree in writing to continue the business of the Company and to the appointment, effective as of the date of such event, of one or more additional Members. In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority set forth in the Act.

18. **Amendments**. This Agreement may be amended only upon the written consent of the Member.

19. **Other Business**. The Member may engage in or possess an interest in other business ventures of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

20. **Limited Liability**. The Member shall not have any liability for the debts, obligations or liabilities of the Company except to the extent provided by the Act.

21. **Exculpation; Indemnification**. Neither the Member, the Officers nor any of their respective affiliates or agents (collectively, "Covered Persons") shall be liable to the Company or any other person or entity who has an interest in the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement. To the fullest extent permitted by applicable law, each Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement; provided, however, that any indemnity under this Section 21 shall be provided out of and to the extent of Company assets only, and neither the Member nor the Officer, as applicable, nor any other Covered Person, shall have personal liability on account thereof.

22. **Banking Matters**. The Member and each Officer and any agent or employee of the Company, or other person designated by such Member or Officer is hereby authorized and empowered (A) to (i) establish one or more domestic or international accounts (including but not limited to, depository, checking, disbursement, custodian, or investment accounts, and other accounts as deemed necessary or expeditious for business purposes of the Company) ("Accounts"), in the name of the Company with any bank, trust company, savings and loan institution, brokerage firm or other financial institution which said Member or Officer shall from time to time designate as a depository of funds, securities or other property of the Company, for any purpose and on terms and conditions deemed appropriate by such person on behalf of the Company; and (ii) close Accounts of the Company now or hereafter established; and (B) to assign, limit or revoke any and all authority of any agent or employee of the Company, or other person designated by such Member or Officer to (i) sign checks, drafts and orders for the payment of money drawn on the

Company's Accounts, and all notes of the Company and all acceptances and endorsements of the Company; (ii) execute or initiate electronic fund transfers; (iii) execute or initiate foreign currency exchange transactions; (iv) execute or initiate the investment of monies; and (v) initiate requests for information for any Account of the Company.

23. **Amendment**. This Agreement may only be amended by a writing duly signed by the Member.

24. **Governing Law**. This Agreement shall be governed by, and construed under, the laws of the State of Illinois, without regard to conflict of law rules.

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the 5th day of October, 2021.

MIAMI INTERNATIONAL HOLDINGS, INC.

By: */s/ Thomas P. Gallagher*
Thomas P. Gallagher
Chairman and Chief Executive Officer

FORM NO. 2

BERMUDA

THE COMPANIES ACT 1981

MEMORANDUM OF ASSOCIATION OF COMPANY LIMITED BY SHARES

(Section 7(1) and (2))

MEMORANDUM OF ASSOCIATION

OF

BSD Nominee Limited

(hereinafter referred to as "the Company")

1. The liability of the members of the Company is limited to the amount (if any) for the time being unpaid on the shares respectively held by them.

2. We, the undersigned, namely,

NAME	ADDRESS	BERMUDIAN STATUS (Yes/No)	NATIONALITY	NUMBER OF SHARES SUBSCRIBED
Graham B. R. Collis	Clarendon House 2 Church Street Hamilton HM 11 Bermuda	Yes	British	1
Alison R. Guilfoyle	"	No	British	1
John C. R. Collis	"	Yes	British	1

do hereby respectively agree to take such number of shares of the Company as may be allotted to us respectively by the provisional directors of the Company, not exceeding the number of shares for which we have respectively subscribed, and to satisfy such calls as may be made by the directors, provisional directors or promoters of the Company in respect of the shares allotted to us respectively.

3. The Company is to be a **local** Company as defined by the Companies Act 1981.

4. The Company, with the consent of the Minister of Finance, has power to hold land situate in Bermuda not exceeding ___ in all, including the following parcels:-

   N/A

5. The authorised share capital of the Company is **BD$12,000.00** divided into shares of **BD$1.00** each. The minimum subscribed share capital of the Company is **BD$12,000.00**.

6. The objects for which the Company is formed and incorporated are -

   To be the legal owner of shares held for the benefit of account holders of the Bermuda Securities Depository of The Bermuda Stock Exchange and to provide nominee services in relation to such shares.

Signed by each subscriber in the presence of at least one witness attesting the signature thereof

(Subscribers)	(Witnesses)
....	....
....	....
....	....
....	....

SUBSCRIBED this 24th day of October, 2001.


REVENUE ✠ BERMUDA ✠
$50
REVENUE ✠ BERMUDA ✠
$10

FORM NO. 6

Registration No. 31198

BERMUDA

CERTIFICATE OF INCORPORATION

I hereby in accordance with the provisions of section 14 of ***the Companies Act 1981*** issue this Certificate of Incorporation and do certify that on the **1st** day of **November, 2001**

BSD Nominee Limited

was registered by me in the Register maintained by me under the provisions of the said section and that the status of the said company is that of a **local** company.

Given under my hand and the Seal of the REGISTRAR OF COMPANIES this **2nd** day of **November, 2001**.

for **Acting Registrar of Companies**

THE COMPANIES ACT 1981

FIRST SCHEDULE

A company limited by shares may exercise all or any of the following powers subject to any provision of the law or its memorandum:

1. [Deleted]

2. to acquire or undertake the whole or any part of the business, property and liabilities of any person carrying on any business that the company is authorised to carry on;

3. to apply for register, purchase, lease, acquire, hold, use, control, licence, sell, assign or dispose of patents, patent rights, copyrights, trade makers, formulae, licences, inventions, processes, distinctive makers and similar rights;

4. to enter into partnership or into any arrangement for sharing of profits, union of interests, co-operation, joint venture, reciprocal concession or otherwise with any person carrying on or engaged in or about to carry on or engage in any business or transaction that the company is authorised to carry on or engage in or any business or transaction capable of being conducted so as to benefit the company;

5. to take or otherwise acquire and hold securities in any other body corporate having objects altogether or in part similar to those of the company or carrying on any business capable of being conducted so as to benefit the company;

6. subject to section 96 to lend money to any employee or to any person having dealings with the company or with whom the company proposes to have dealings or to any other body corporate any of those shares are held by the company;

7. to apply for, secure or acquire by grant, legislative enactment, assignment, transfer, purchase or otherwise and to exercise, carry out and enjoy any charter, licence, power, authority, franchise, concession, right or privilege, that any government or authority or any body corporation or other public body may be empowered to grant, and to pay for, aid in and contribute toward carrying it into effect and to assume any liabilities or obligations incidental thereto;

8. to establish and support or aid in the establishment and support of associations, institutions, funds or trusts for the benefit of employees or former employees of the company or its predecessors, or the dependants or connections of such employees or former employees, and grant pensions and allowances, and make payments towards insurance or for any object similar to those set forth in this paragraph, and to subscribe or guarantee money for charitable, benevolent, educational and religious objects or for any exhibition or for any public, general or useful objects;

9. to promote any company for the purpose of acquiring or taking over any of the property and liabilities of the company or for any other purpose that may benefit the company;

10. to purchase, lease, take in exchange, hire or otherwise acquire any personal property and any rights or privileges that the company considers necessary or convenient for the purposes of its business;

11. to construct, maintain, alter, renovate and demolish any buildings or works necessary or convenient for its objects;

12. to take land in Bermuda by way of lease or letting agreement for a term not exceeding twenty-one years, being land *"bona fide"* required for the purposes of the business of the company and with the consent of the Minister granted in his discretion to take land in Bermuda by way of lease or letting agreement for a similar period in order to provide accommodation or recreational facilities for its officers and employees and when no longer necessary for any of the above purposes to terminate or transfer the lease or letting agreement;

13. except to the extent, if any, as may be otherwise expressly provided in its incorporating Act or memorandum and subject to the provisions of this Act every company shall have power to invest the moneys of the Company by way of mortgage of real or personal property of every description in Bermuda or elsewhere and to sell, exchange, vary, or dispose of such mortgage as the company shall from time to time determine;

14. to construct, improve, maintain, work, manage, carry out or control any roads, ways, tramways, branches or sidings, bridges, reservoirs, watercourses, wharves, factories, warehouses, electric works, shops, stores and other works and conveniences that may advance the interests of the company and contribute to, subsidise or otherwise assist or take part in the construction, improvement, maintenance, working, management, carrying out or control thereof;

15. to raise and assist in raising money for, and aid by way of bonus, loan, promise, endorsement, guarantee or otherwise, any person and guarantee the performance or fulfilment of any contracts or obligations of any person, and in particular guarantee the payment of the principal of and interest on the debt obligations of any such person;

16. to borrow or raise or secure the payment of money in such manner as the company may think fit;

17. to draw, make, accept, endorse, discount, execute and issue bills of exchange, promissory notes, bills of lading, warrants and other negotiable or transferable instruments;

18. when properly authorised to do so, to sell, lease, exchange or otherwise dispose of the undertaking of the company or any part thereof as an entirety or substantially as an entirety for such consideration as the company thinks fit;

19. to sell, improve, manage, develop, exchange, lease, dispose of, turn to account or otherwise deal with the property of the company in the ordinary course of its business;

20. to adopt such means of making known the products of the company as may seem expedient, and in particular by advertising, by purchase and exhibition of works of art or interest, by publication of books and periodicals and by granting prizes and rewards and making donations;

21. to cause the company to be registered and recognised in any foreign jurisdiction, and designate persons therein according to the laws of that foreign jurisdiction or to represent the company and to accept service for and on behalf of the company of any process or suit;

22. to allot and issue fully-paid shares of the company in payment or part payment of any property purchase or otherwise acquired by the company or for any past services performed for the company;

23. to distribute among the members of the company in cash, kind, specie or otherwise as may be resolved, by way of dividend, bonus or in any other manner considered advisable, any property of the company, but not so as to decrease the capital of the company unless the distribution is made for the purpose of enabling the company to be dissolved or the distribution, apart from this paragraph, would be otherwise lawful;

24. to establish agencies and branches;

25. to take or hold mortgages, hypothecs, liens and charges to secure payment of the purchase price, or of any unpaid balance of the purchase price, of any part of the property of the company of whatsoever kind sold by the company, or for any money due to the company from purchasers and others and to sell or otherwise dispose of any such mortgage, hypothec, lien or charge;

26. to pay all costs and expenses of or incidental to the incorporation and organisation of the company;

27. to invest and deal with the moneys of the company not immediately required for the objects of the company in such manner as may be determined;

28. to do any of the things authorised by this subsection and all things authorised by its memorandum as principals, agents, contractors, trustees or otherwise, and either alone or in conjunction with others;

29. to do all such other things as are incidental or conducive to the attainment of the objects and the exercise of the powers of the company.

Every company may exercise its powers beyond the boundaries of Bermuda to the extent to which the laws in force where the powers are sought to be exercised permit.

FORM NO. 1a

BERMUDA

THE COMPANIES ACT 1981

CONSENT

Pursuant to Section 4A

In exercise of the powers conferred upon him by section 4A of the Companies Act 1981, the Minister of Finance hereby gives his consent to:-

BSD Nominee Limited

to carry on restricted business activities in accordance with the Companies Act 1981.

Dated this 1st **day of** November **2001**

Eugene Cox

Minister of Finance

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:13 PM 12/03/2020
FILED 03:13 PM 12/03/2020
SR 20208551245 - File Number 4326072

STATE OF DELAWARE

CERTIFICATE OF FORMATION

OF

CONVEXITYSHARES, LLC

This Certificate of Formation of ConvexityShares, LLC (the "Company"), dated as of December 3, 2020, is being duly executed and filed by the undersigned, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. Sec. 18-101, et seq.).

FIRST: The name of the limited liability company formed hereby is ConvexityShares, LLC.

SECOND: The address of its registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

THIRD: The period of duration of the Company is perpetual.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of ConvexityShares, LLC as of the date first above written.

/s/ Diane L. Giacomozzi
Diane L. Giacomozzi
Authorized Person

CONVEXITYSHARES, LLC

LIMITED LIABILITY COMPANY
OPERATING AGREEMENT

DATED AS OF FEBRUARY 5, 2021

TABLE OF CONTENTS

Page

ARTICLE 1 DEFINED TERMS 1

ARTICLE 2 ORGANIZATION 7
- 2.1 Continuation 7
- 2.2 Name and Principal Place of Business 7
- 2.3 Term 8
- 2.4 Registered Agent and Registered Office 8
- 2.5 Purpose; No Partnership Intended. 8
- 2.6 Limitation on Liability 8

ARTICLE 3 RIGHTS AND OBLIGATIONS OF THE MEMBERS 8
- 3.1 Members 8
- 3.2 Capital Contributions. 9
- 3.3 Failure to Make a Capital Contribution 9
- 3.4 Company Financings 9
- 3.5 Required Guarantees 10
- 3.6 Return of Capital; No Interest on Capital 10
- 3.7 No Third-Party Beneficiary 10
- 3.8 Capital Accounts 10

ARTICLE 4 MANAGEMENT OF THE COMPANY 11
- 4.1 Management 11
- 4.2 Managers 11
- 4.3 Joint Decisions 11
- 4.4 Dispute or Disagreement; Buy/Sell. 13
- 4.5 Insurance 14
- 4.6 Affiliate Agreements 14
- 4.7 Manager’s Time and Effort; Conflicts 15
- 4.8 Indemnification of the Managers. 15
- 4.9 Indemnification of the Company. 16
- 4.10 Company Subsidiaries 16
- 4.11 Waiver of Fiduciary Duty 17

ARTICLE 5 DISTRIBUTIONS 17
- 5.1 Distributions to the Members 17
- 5.2 Limitations on Distributions 17

ARTICLE 6 ALLOCATIONS 17
- 6.1 General. 17
- 6.2 Special Allocations 18
- 6.3 Tax Allocations. 20
- 6.4 Books of Account 20
- 6.5 Fiscal Year 20
- 6.6 Tax Returns and Information. 21
- 6.7 Partnership Representative 21

ARTICLE 7	ACCOUNTING AND RECORDS	24
7.1	Reports; Operating Plans.	24
7.2	Company Books and Records.	24
7.3	Financial Statements.	25
7.4	Company Tax Elections; Tax Controversies	25
ARTICLE 8	TRANSFERS AND ENCUMBRANCES OF COMPANY INTERESTS	26
8.1	Transfers.	26
8.2	Substitution of Permitted Transferee for Member.	26
8.3	Prohibited Assignment.	27
ARTICLE 9	ADDITIONAL MEMBERS	27
9.1	Admissions and Resignations	27
ARTICLE 10	DISSOLUTION AND WINDING UP	28
10.1	Dissolution and Distributions of Property	28
10.2	Dissolution Events	28
10.3	Liquidation and Final Distribution Proceeds.	28
10.4	No Capital Contribution Upon Dissolution	29
ARTICLE 11	REPRESENTATIONS AND WARRANTIES OF THE MEMBERS	29
11.1	Representations of the Members	29
ARTICLE 12	MISCELLANEOUS	30
12.1	Amendment by Members	30
12.2	No Assignments; Binding Effect.	30
12.3	Notices	30
12.4	Failure or Indulgence Not Waiver; Remedies Cumulative.	31
12.5	Waivers	31
12.6	Preservation of Intent	31
12.7	Entire Agreement	31
12.8	Survival	31
12.9	Certain Rules of Construction	31
12.10	Counterparts	32
12.11	Prevailing Party; Attorney's Fees	32
12.12	Expenses	32
12.13	Governing Law; Consent to Jurisdiction; Waiver of Jury Trial	32
12.14	Press Releases	32
12.15	Confidentiality	33
12.16	Use of Name	33

EXHIBITS

Exhibit A – Schedule of Members and Percentage Interests

LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF CONVEXITYSHARES, LLC

THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT (this "Agreement") of ConvexityShares, LLC (the "Company") is made and entered into as of February 5, 2021 (the "Agreement Date") by and between (i) T3i US Holdings Inc., a Delaware corporation ("T3") and (ii) MIAX Futures, LLC, a Delaware limited liability company ("MIAX"). T3 and MIAX are sometimes hereinafter collectively referred to as the "Members" and individually as a "Member".

WHEREAS, the Company was formed pursuant to a Certificate of Formation (as such certificate may be amended and/or restated from time to time, the "Certificate of Formation") filed with the Secretary of State of the State of Delaware on December 3, 2020;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1
DEFINED TERMS

In addition to the defined terms above set forth, the following terms shall have the definitions hereinafter indicated whenever used in this Agreement with initial capital letters:

"Act" means the Delaware Limited Liability Company Act, Delaware Code Ann. 6, Sections 18-101, *et seq*.

"Affiliate" means, with respect to any Person, a Person that directly, or indirectly through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, the Person specified.

"Agreement" shall have the meaning set forth in the recitals.

"Agreement Date" shall have the meaning set forth in the recitals.

"Bid Price" is defined in Section 4.4(b).

"Buy/Sell Event" is defined in Section 4.4(b).

"Capital Account" is defined in Section 3.8.

"Capital Contribution" means, with respect to any Member, the amount of capital and the initial Gross Asset Value of any property (other than money) contributed to the Company by such Member pursuant to this Agreement.

"Certificate of Formation" shall have the meaning set forth in the recitals.

"Code" means the Internal Revenue Code of 1986, as amended and in effect from time to time.

"Company" shall have the meaning set forth in the recitals.

"Company Financing" is defined in Section 3.4.

"Company Minimum Gain" has the meaning set forth in Treasury Regulations Section 1.704-2(b) (2) for the phrase "partnership minimum gain." The amount of Company Minimum Gain, as well as any net increase or decrease in Company Minimum Gain, for any relevant period shall be determined in accordance with the rules of Treasury Regulations Section 1.704-2(d).

"Control" means the possession or ownership, directly or indirectly, of either of the following:

(a) (i) in the case of a corporation, more than 50% of the outstanding voting securities thereof; (ii) in the case of a limited liability company, partnership, limited partnership or joint venture, the right to more than 50% of the distributions (including liquidating distributions) therefrom; (iii) in the case of a trust or estate, including a business trust, more than 50% of the beneficial interest therein; and (iv) in the case of any other entity, more than 50% of the economic or beneficial interest therein; or

(b) in the case of any entity, the power or authority, through ownership of voting securities, by contract or otherwise, to exercise a controlling influence over the management of the entity.

"Controlling Person" has the meaning given to it in the context of Section 15 of the Securities Act of 1933, as amended.

"Defaulting Member" is defined in Section 3.3.

"Depreciation" means, for each fiscal year or other period, an amount equal to the federal income tax depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis; provided, however, that if the federal income tax depreciation, amortization or other cost recovery deduction for such year or other period is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Managers.

"Electing Member" is defined in Section 4.4(b).

"Election Notice" is defined in Section 4.4(b).

"Emergency" means an unanticipated event or circumstance that involves the Company, the Product, or any of its material assets which would, in the reasonable opinion of the Managers, result in a Material Adverse Effect to the Company.

"Emergency Expenditures" means costs and expenses incurred in connection with an Emergency including payment of debt service obligations, insurance premiums, and/or other costs and expenses reasonably necessary to protect and preserve the value of the Company or the Product.

"Encumbrance" means a pledge, alienation, mortgage, hypothecation, encumbrance or similar collateral assignment by any other means, whether for value or no value and whether voluntary or involuntary (including, without limitation, by operation of law or by judgment, levy, attachment, garnishment, bankruptcy or other legal or equitable proceedings).

"Entity" means any general partnership, limited partnership, limited liability partnership, corporation, limited liability company, joint venture, trust, business trust, cooperative or association.

"Event of Bankruptcy" as to any Person means the (a) filing of a petition for relief as to any such Person as debtor or bankrupt under the Bankruptcy Code or like provision of law (except if such petition is contested by such Person and has been dismissed within ninety (90) days); (b) insolvency of such Person as finally determined by a court proceeding; (c) filing by such Person of a petition or application to accomplish the same or for the appointment of a receiver or a trustee for such Person or a substantial part of its assets; or (d) commencement of any proceedings relating to such Person under any other reorganization, arrangement, insolvency, adjustment of debt or liquidation law of any jurisdiction, whether now in existence or hereinafter in effect, either by such Person or by another, provided that if such proceeding is commenced by another, such Person indicates its approval of such proceeding, consents thereto or acquiesces therein, or such proceeding is contested by such Person and has not been finally dismissed within ninety (90) days.

"Excluded Indemnification Matters" means as used herein as the context implies, with respect to any Person, any of the following enumerated acts itself, or any liabilities, costs and expenses (including, without limitation, reasonable attorneys' fees and disbursements) resulting from the felonious criminal action, gross negligence, willful misconduct, fraud, intentional violation of law to, of or by such Person.

"Executive Order" is defined in Section 11(g).

"Fiscal Year" is defined in Section 6.5.

"Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for U.S. federal income tax purposes, except as follows:

(a) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Managers as of the following times: (i) the acquisition of an additional interest by any new or existing Member in exchange for more than a de minimis Capital Contribution; (ii) the

distribution by the Company to a Member of more than a de minimis amount of property as consideration for such Member's entire interest in the Company; (iii) the grant of a more than de minimis interest in the Company as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a Member capacity, or by a new Member acting in a Member capacity or in anticipation of being a Member; (iv) any issuance of a profits interest; and (v) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g);

(b) The Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross fair market value of such asset on the date of distribution as determined by the Managers; and

(c) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Sections 734(b) or 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), Sections 3.1(c) and 4.2 hereof and subparagraph (c) under the definition of Net Income and Net Losses hereunder; provided, however, that Gross Asset values shall not be adjusted pursuant to this definition to the extent the Managers reasonably determines that an adjustment pursuant to subparagraph (a) of this definition is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (c).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to subparagraph (a) or (c) of this definition, then such Gross Asset Value shall thereafter be adjusted by the depreciation taken into account with respect to such asset for purposes of computing Net Income and Net Losses.

"Guarantor" is defined in Section 3.5.

"Guaranty" is defined in Section 3.5.

"Joint Decision" is defined in Section 4.3.

"Joint Decision Notice" is defined in Section 4.3

"License Agreement" means the Amended and Restated License, Commercialization and Investment Agreement, dated as of February 14, 2019, by and among T3i Pty LTD, Triple Three Partners Pty LTD, Miami International Holdings, Inc. and MIAX Products, LLC, as amended from time to time.

"Material Adverse Effect" means a material adverse effect on (a) the financial condition, business, business integrity, performance or operations of the Company or the Operating Plan; (b) the legality, validity or enforceability of this Agreement; or (c) the Product.

"Members" mean, collectively, T3 and MIAX and/or any other Person who is hereafter admitted as a member of the Company in accordance with this Agreement and applicable law.

"Member Loan" is defined in Section 3.3.

"Member Nonrecourse Debt" has the meaning of "partner nonrecourse debt" that is set forth in Treasury Regulations Section 1.704-2(b)(4).

"Member Nonrecourse Debt Minimum Gain" has the meaning of "partner nonrecourse debt minimum gain" that is set forth in Treasury Regulations Section 1.704-2(i)(2).

"Member Nonrecourse Deductions" has the meaning of "partner nonrecourse deductions" that is set forth in Treasury Regulations Section 1.704-2(i)(1).

"Membership Interest" means the interest, as a Member, of any Person in the Company.

"Net Cash Flow" means, with respect to any Fiscal Year or other accounting period designated by the Managers (subject to Section 4.2 below), all cash revenues derived from operations of the Company (excluding Capital Contributions), and amounts previously set aside released pursuant to the approved Operating Plan, less the following payments and expenditures to the extent the same are made from such cash revenues received by the Company: (i) all principal and interest payments on mortgages and other indebtedness of the Company and all other sums paid to lenders; (ii) expenditures, other than from funds previously reserved by the Members for contingencies, to acquire, improve, replace or repair capital assets; (iii) all cash expenditures incurred incident to the operation of the Company's business (including, without limitation, any marketing, distribution or advisory expenses paid to third parties); (iv) reasonable additions to any replacement reserves (subject to Section 4.2 below); and (v) reserves for contingencies as established by the approved Operating Plan.

"Net Income" and "Net Loss" means for each relevant period an amount equal to the Company's taxable income or loss for such period, determined in accordance with Code Section 703(a) (provided that for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(i) the amount of all income during such period that is exempt from federal income tax and is not otherwise taken into account in computing Net Income or Net Loss pursuant to this provision shall be added to such taxable income or loss;

(ii) the amount of any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Net Income or Net Loss pursuant to this provision, shall be subtracted from such taxable income or loss;

(iii) if the Gross Asset Value of an asset that is contributed to the Company (or, if the Gross Asset Value is adjusted pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f), such adjusted Gross Asset Value) differs from its adjusted basis for federal, state, or local income tax purposes, the amount of depreciation, amortization, and other cost recovery deductions shall be determined in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g), and the amount of gain or loss from a disposition of such

asset shall be computed by reference to such Gross Asset Value or such adjusted Gross Asset Value;

(iv) gain or loss recognized by the Company on the disposition of any asset shall be determined by reference to Gross Asset Value, rather than by reference to the tax basis, of such asset as of the date of such sale or disposition; and

(v) if the Gross Asset Value of a Company asset is adjusted pursuant to clause (i) or (ii) of the definition of Gross Asset Value, the adjustment amount shall be treated as gain or loss from the disposition of the asset.

If the Company's taxable income or loss for such relevant period, as adjusted in the manner provided above, is a positive amount, such amount shall be the Company's Net Income for such period; and if a negative amount, such amount shall be the Company's Net Loss for such period. Notwithstanding any other provision of this definition of "Net Income" and "Net Loss," any items that are specifically allocated pursuant to Section 6.2 shall not be taken into account in computing Net Income or Net Loss.

"Non-Defaulting Member" is defined in Section 3.3.

"Non-Electing Member" is defined in Section 4.4(b).

"Nonrecourse Deductions" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(1).

"Operating Plan" is defined in Section 7.1(b).

"Partnership Representative" is defined in Section 6.7(a).

"Patriot Act" is defined in Section 11(g).

"Percentage Interests" means 50% for MIAX and 50% for T3, as such amounts may be adjusted pursuant to the terms of this Agreement.

"Person" means and includes any individual or Entity.

"Product" means any exchange traded product contemplated by the Members including, without limitation, ConvexityShares Daily 2x SPIKES Futures ETF and ConvexityShares 1x SPIKES Futures ETF.

"Purchase or Sale Notice" is defined in Section 4.4(b).

"Purchase Price" is defined in Section 4.4(b).

"Regulations" means the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of the Regulations shall include any corresponding provisions of succeeding, similar, substitute proposed or final Regulations.

"Regulatory Allocations" is defined in Section 6.2(j).

"Transferred" and "Transferred" means a sale, transfer, assignment, gift, bequest or disposition by any other means, whether for value or no value and whether voluntary or involuntary (including, without limitation, by realization upon any Encumbrance or by operation of law or by judgment, levy, attachment, garnishment, bankruptcy or other legal or equitable proceedings).

"Withdrawal" (including the forms Withdraw, Withdrawing and Withdrawn) means an Event of Bankruptcy, dissolution, liquidation, or voluntary withdrawal or retirement from the Company, or the sale, assignment, pledge, transfer or encumbrance voluntarily or involuntarily by a Member of its Interest.

ARTICLE 2
ORGANIZATION

2.1 Continuation.

(a) The Company was formed as a limited liability company under the Act by the filing of the Certificate of Formation. Diane L. Giacomozzi has heretofore served as an "authorized person" within the meaning of the Act and executed, delivered and filed the Certificate of Formation. As of the Agreement Date, and upon the admission to the Company of the Members in accordance with Section 3.1(a), Ms. Giacomozzi's powers as an authorized person shall cease and the Managers shall become and continue as the designated "authorized persons" within the meaning of the Act.

(b) The Members hereby agree to continue the company as a limited liability company under the Act, upon the terms and subject to the conditions set forth in this Agreement. If any terms of this Agreement are inconsistent with any terms of the Act which are not mandatory, then the terms of this Agreement shall control. Subject to the terms hereof, the Managers are hereby authorized to file and record any amendments to the Certificate of Formation and such other documents as may be required or appropriate under the Act or the laws of any other jurisdiction in which the Company may conduct business or own property.

2.2 Name and Principal Place of Business.

(a) The name of the Company is set forth on the cover page to this Agreement. The Managers may change the name of the Company or adopt such trade or fictitious names for use by the Company as it may from time to time determine with prior written notice to and consent of the Members. All business of the Company shall be conducted under such name, and title to all Company property shall be held in such name.

(b) The principal place of business and office of the Company shall be located at 7 Roszel Road, Suite 1A, Princeton, NJ 08540, or at such other place or places as the Managers (with prior notice to the Members) may from time to time designate.

2.3 Term. The term of the Company commenced on the date of the filing of the Certificate of Formation pursuant to the Act, and shall continue until dissolved in accordance with the provisions of this Agreement or as otherwise provided by law.

2.4 Registered Agent and Registered Office. The name of the Company's registered agent for service of process shall be Corporation Service Company, and the address of the Company's registered agent in the State of Delaware shall be 251 Little Falls Drive, in the City of Wilmington, County of New Castle, Delaware 19808. Such agent and such office may be changed from time to time by the Managers with prior notice to the Members.

2.5 Purpose; No Partnership Intended.

(a) The nature of the business or purpose to be conducted or promoted by the Company is: (i) the trading, marketing and promotion of the Product, (ii) to register and act as a Commodity Pool Operator and Commodity Trading Advisor in accordance with applicable law, and (iii) to engage in any lawful act or activity, enter into any agreement and to exercise any powers permitted to limited liability companies formed under the Act that are incidental to or necessary, suitable or convenient for the accomplishment of the purposes specified above.

(b) The Company shall exist for the purposes and business specified in Section 2.5(a) and this Agreement shall not be deemed to create a partnership under the Delaware Revised Uniform Partnership Act or a joint venture or other arrangement among the Members with respect to any actions whatsoever other than the purposes and business specified in Section 2.5(a) and the activities related thereto.

2.6 Limitation on Liability. Except as otherwise expressly provided in the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member of the Company. Except as otherwise expressly provided in the Act, the liability of each Member shall be limited to (i) the amount of Capital Contributions required to be made by such Member in accordance with the provisions of this Agreement, but only when and to the extent the same shall become due pursuant to the provisions of this Agreement and (ii) such other payment obligations as are expressly set forth herein. Notwithstanding the foregoing or anything to the contrary in this Agreement, except as otherwise provided, no Member shall have any liability beyond its interest (including the right to receive distributions hereunder) in the Company and no property or assets of any Member's direct or indirect members, partners, officers, employees, directors, shareholders or principals, disclosed or undisclosed shall be subject to levy, execution, attachment or other enforcement procedure for the satisfaction of any judgment or remedy in favor of the other Member or the Company against such Member for any matter arising under this Agreement.

ARTICLE 3
RIGHTS AND OBLIGATIONS OF THE MEMBERS

3.1 Members.

(a) As of the Agreement Date, T3 and MIAX are each hereby admitted as Members of the Company.

(b) The names of the Members, their addresses, contact information and Percentage Interests held are listed on Exhibit A. Exhibit A shall be amended from time to time by any Manager without requiring the consent of any Member to reflect the change in a Member's name, address or contact information, the resignation of any Member, the admission of any additional Member, Transfers of Membership Interests or the issuance of additional Membership Interests, in each case, pursuant to, and in accordance with, the terms and conditions of this Agreement. The Managers shall, upon each amendment to Exhibit A, provide each Member with a copy of such amended Exhibit A.

3.2 Capital Contributions.

(a) Following the date of this Agreement, MIAX shall make an initial Capital Contribution to the Company at a time and in an amount to be agreed upon by the Members. Except for amounts specifically contemplated by an approved Operating Plan or as otherwise agreed to by the Members, no Member shall be required to make any additional Capital Contributions to the Company.

(b) Except for amounts specifically contemplated by an approved Operating Plan or as otherwise agreed to by the Members, any additional Capital Contributions required to satisfy fees, costs and expenses of the Company related to its operations, and any and all Emergency Expenditures, shall be funded exclusively by MIAX.

3.3 Failure to Make a Capital Contribution. In the event that a Member fails to make a Capital Contribution required under Sections 3.2 of this Agreement (the "Defaulting Member"), the other Member (the "Non-Defaulting Member") shall have the right to fund the amount in default as a member loan ("Member Loan") which Member Loan shall bear interest at a rate equal to the lesser of fifteen percent (15%) or the maximum legal rate. In accordance with Section 5.1(d) below, any such Member Loan and all interest thereon shall be repaid prior to any distributions to the Members pursuant to Section 5.1. All payments on account of such Member Loan shall be applied first to interest and then to principal. If two Members have made Member Loans pursuant to this Section 3.3, the Company shall make payments on account of such Member Loans to each of them simultaneously in proportion to the amounts of interest and principal owed to each Member with respect to their respective Member Loans. To the maximum extent permitted by applicable law, interest on such loans shall compound monthly.

3.4 Company Financings. Subject to the approval of the Members in accordance with Section 4.3, the Company may incur indebtedness in the form of a loan and/or line of credit from a national, regional or local financing institution on market-rate terms (each, a "Company Financing"). At any time, and with the approval of the Members, the Managers may elect to pay-off, refinance or seek alternative indebtedness to a Company Financing or any replacement therefor on terms and conditions reasonably satisfactory to the Managers.

3.5 Required Guarantees. If in connection with any Company Financing, which the Members have approved, any lender requires one or more guarantees (each, a "Guaranty"), and in connection therewith provide any collateral or credit support therefor (e.g., letter of credit, cash deposits, etc.) to support any such guarantees to facilitate the closing and funding of any such authorized Company Financing, the one or more of the Managers shall, or shall cause a Person affiliated with such Manager and acceptable to the lender to, provide such Guaranty or credit support to lender (each, a "Guarantor"). Any Guarantor shall be indemnified by the Company to the same extent as if such Manager were entitled to be indemnified hereunder and pursuant to each of the terms and conditions of Section 4.8. In no event shall any Member be required to provide a Guaranty or any collateral in connection therewith at any time or be liable in any way to any other Member for providing such Guaranty. Any collateral provided in connection with any guaranty shall not be treated as a Capital Contribution by a Member in any respect. Any cost to provide any collateral or credit support for a Guaranty shall be a Company expense.

3.6 Return of Capital; No Interest on Capital. Except as expressly provided in this Agreement, no Member shall be entitled to the return of any or all of its Capital Contribution. Neither a Member's Capital Account nor its Capital Contribution shall earn interest.

3.7 No Third-Party Beneficiary. No creditor or other third party having dealings with the Company shall have the right to enforce the right or obligation of any Member to make Capital Contributions or to pursue any other right or remedy hereunder or at law or in equity, it being understood and agreed that the provisions of this Agreement shall be solely for the benefit of, and may be enforced solely by, the parties hereto and their respective successors and assigns. None of the rights or obligations of the Members herein set forth to make Capital Contributions to the Company shall be deemed an asset of the Company for any purpose by any creditor or other third party, nor may such rights or obligations be sold, Transferred or assigned by the Company or pledged or encumbered by the Company to secure any debt or other obligation of the Company or of any of the Members.

3.8 Capital Accounts. There shall be established for each Member on the books of the Company, as of the Agreement Date, a "Capital Account" which shall be established and maintained in accordance with the following:

(a) To each Member's Capital Account there shall be credited the amount of cash and the fair market value of any other property contributed to the Company by such Member pursuant to any provision of this Agreement, such Member's allocable share of Net Income, the amount of any Company liabilities that are assumed by such Member or that are secured by any Company property distributed to such Member, and any items in the nature of income or gain which are specially allocated to such Member pursuant to Sections 6.4 or 6.5.

(b) From each Member's Capital Account there shall be debited the amount of cash and the fair market value of any Company property distributed to such Member pursuant to any provision of this Agreement, such Member's allocable share of Loss, the amount of any liabilities of such Member that are assumed by the Company or that are secured by any property contributed by such Member to the Company, and any items in

the nature of expenses or losses which are specially allocated to such Member pursuant to Sections 6.4 or 6.5.

(c) The provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations.

ARTICLE 4
MANAGEMENT OF THE COMPANY

4.1 Management. The Company and its business shall be managed, controlled and operated exclusively by the Managers (the "Managers"), who each shall be a "manager" of the Company within the meaning of Section 18-101(10) of the Act and shall have all of the powers and authority in respect of the Company permitted to managers under the Act. Each of the Members acknowledges and agrees that each Manager shall have the authority, powers and responsibilities set forth herein. Except for (a) matters subject to approval pursuant to Section 8.3 and (b) as otherwise required by applicable law, the powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, the Managers, who shall take all actions for and on behalf of the Company. The Managers may, from time to time, designate one or more officers, with such titles as may be designated by the Managers, to act in the name of the Company with such authority as may be delegated to such officers by the Managers (each such designated person, an "Officer"). Any such Officer shall act pursuant to such delegated authority until such Officer is removed by the Managers. Any action taken by an Officer designated by the Member pursuant to authority delegated to such Officer shall constitute the act of and serve to bind the Company.

4.2 Managers. The Managers shall be the Persons designated to act as such hereunder from time to time. As of the Agreement Date, the initial Managers shall be T3 and MIAX.

4.3 Joint Decisions. Notwithstanding any other Section of this Agreement, the Managers shall have no authority to perform any act in violation of applicable law and shall not enter into any agreement or contract or take any action that would directly or indirectly subject the Members to personal liability. Furthermore, the Managers shall not do, nor cause the Company to do, any of the following acts without in each and every instance the approval of the Members, except to the extent such acts are approved in an applicable Operating Plan (collectively, the "Joint Decisions"):

(a) Other than the License Agreement, enter into, amend or otherwise modify any license agreement with respect to any index;

(b) Enter into any platform services agreement;

(c) Enter into any management agreement or other services agreement with respect to any exchange-traded fund;

(d) Make any regulatory filings or any amendments or modifications thereto;

(e) Enter into any service agreement with respect to CFO, CCO, CRO or similar services except as contemplated by this Agreement;

(f) Acquire, sell, lease or dispose of any Company assets other than (i) acquisitions, sales, leases or dispositions in accordance with the approved Operating Plan, (ii) dispositions of obsolete, worn out, surplus or replaced personal property not used or useful in the development, operation or maintenance of the applicable Project, or (iii) as otherwise set forth in this Agreement;

(g) Enter into any Company Financing, including any associated Guaranty;

(h) Make distributions to the Members other than in accordance with Section 5.1;

(i) Amend or modify any Operating Plan;

(j) Except pursuant to Section 13.2, amend this Agreement;

(k) Except as specifically allowed herein or in the Operating Plan, pay any fee or any compensation to any Member or any Affiliate of any Member;

(l) Admit any member or partner (except in connection with a Permitted Transfer);

(m) Consent to the withdrawal of any member from the Company;

(n) File for bankruptcy, appoint a receiver or trustee or make a transfer for the benefit of creditors, or initiate any dissolution, liquidation or reorganization of the Company;

(o) Lend funds belonging to the Company to either Member or any third party, or extend to any Person credit on behalf of the Company;

(p) Require additional capital from the Members (except as otherwise herein provided) or raise additional capital from new members in the Company;

(q) Enter into any merger, reorganization or recapitalization of the Company, or any dissolution, liquidation or termination of the Company, except in accordance with the terms of this Agreement;

(r) Approve a new manager;

(s) Hire any employees, enter into or adopt any bonus, profit sharing, thrift, compensation, option, pension, retirement, savings, welfare, deferred compensation, employment, termination, severance or other employee benefit plan, agreement, trust, fund, policy or arrangement for the benefit or welfare of any directors, officers or employees of the Company or any Affiliate thereof;

(t) Dissolve or wind up the Company except in accordance with Article 10 hereof;

(u) Cause or permit the Company to engage in any business or activity that is not within the purpose of the Company, as set forth in this Agreement, or to change such purpose;

(v) Change the tax classification of the Company;

(w) Make, change or revoke any tax election for the Company (other than the tax elections set forth or otherwise described in this Agreement) or causing or permitting any Subsidiary Company to make, change or revoke any material tax election;

(x) Commingle funds of the Company with the funds of any other Person;

(y) Permit the Transfer of any Member's Membership Interest in the Company, except in accordance with Article 8 hereof; or

(z) Appoint a new Partnership Representative in accordance with Section 6.7(a) or take any action as the Partnership Representative pursuant to Section 6.7(b).

Should any Manager desire to take any of the above-described actions, such Manager shall notify the Members of such fact in writing (each such notice, a "Joint Decision Notice") in accordance with the notice provisions set forth herein. If a Member fails to respond either affirmatively or negatively in writing to the Manager within ten (10) business days of the date of a Joint Decision Notice, such Member shall be deemed to have given its approval to the action proposed by such Manager. Each Member acknowledges that it shall endeavor to respond to any Joint Decision Notice given by a Manager within five (5) business days.

4.4 Dispute or Disagreement; Buy/Sell.

(a) In the event of any dispute or disagreement between T3 and MIAX as to any matter which requires their approval under this Agreement, including any Joint Decision, either or both may set forth their respective positions and disagreements in writing and give notice of same to the other and the Members shall make a good faith effort to promptly resolve the dispute or disagreement. If despite such good faith efforts the dispute or disagreement is not resolved at the expiration of thirty (30) days from the time any such notice is issued, then either Member may employ the procedures set forth in Section 4.4(b).

(b) At any time that the circumstances set forth Section 4.4(a) shall have occurred, either Member (in any such case, the "Electing Member"), by irrevocable written notice (the "Election Notice") to the other Member (the "Non-Electing Member"), may declare that a "Buy/Sell Event" has occurred and initiate the provisions of this Section 4.4(b); provided, that no Member may issue an Election Notice when such Member is in default under this Agreement. For the avoidance of doubt, upon receipt of such Election Notice by the Non-Electing Member, such Non-Electing Member shall have no further right to issue an Election Notice to the Electing Member. The Election

Notice shall include the Electing Member's good faith estimate of the fair market value of one hundred percent (100%) of all the assets of the Company (the "Bid Price") together with such financial information relating to all of the assets of the Company, including the Products, that is available to the Electing Member, so as to permit the Non-Electing Member to make a decision with respect to the Election Notice. Within forty-five (45) days following the receipt by the Non-Electing Member of the Election Notice, the Non-Electing Member shall notify the Electing Member (the "Purchase or Sale Notice") either that (i) the Non-Electing Member has elected to purchase the Electing Member's Membership Interest for the Purchase Price, determined as provided below, or (ii) the Non-Electing Member has elected to sell its Membership Interest to the Electing Member for the Purchase Price, determined as provided below. The "Purchase Price" in each case shall be the amount the selling Member would receive as a distribution from the Company if all of the assets of the Company were sold for the Bid Price, the amount of all debts and liabilities (including all transaction costs, transfer taxes, prepayment penalties if applicable, and contingent liabilities) were subtracted, the Company were dissolved and all of its assets distributed in accordance with Section 10.3. Failure by the Non-Electing Member to give a Purchase or Sale Notice within the sixty (60) day election period shall be deemed an absolute, irrevocable and binding election to sell at the Purchase Price. The buy/sell closing shall be held on a date not more than sixty (60) days after the date of the Purchase or Sale Notice (or lapse of the forty-five (45) day period referred to in this Section 4.4(b)). Any Member shall have the right to extend the closing for an additional fifteen (15) days upon written notice to the other Member. At the closing, in return for the Purchase Price, the selling Member shall execute, acknowledge and deliver such documents as the purchasing Member may reasonably require to vest in the purchasing Member (or its designee) the selling Member's then existing Membership Interests, free and clear of all liens, encumbrances, claims of others, and charges of others, and charges of any kind, and the purchasing Member shall tender the Purchase Price in cash or by immediately available funds to the selling Member. There shall be an adjustment in the Purchase Price for any Member Loans owed by or to the Members, it being the intent that such Member Loans will be fully paid and satisfied in connection with the sale and purchase of Membership Interests hereunder.

4.5 Insurance. The Managers shall maintain and be named as an insured on primary general liability insurance, without exclusion for "insured versus insured" claims, crime or other comparable insurance or bond (including coverage's for employee dishonesty and property of others with a joint loss payable provision), in an amount reasonably approved by the Managers, for all employees, officers, directors or other agents of the Managers or any of their Affiliates that handle funds of the Company or otherwise hold a position of trust with the Company. The cost of any bond or insurance under this paragraph shall be borne by the Company.

4.6 Affiliate Agreements.

(a) Neither the Managers nor any of their Affiliates shall receive any salary or other direct or indirect compensation for any services or goods provided in connection with the Company without the consent of the Members. Any such salary or other compensation shall be comparable to what would be paid to an independent third party in an arms' length transaction, unless the consent of the Members is specifically obtained to

the particular salary or compensation. Any Member may engage independently or with others in other business ventures of every nature and description, and neither the Company nor any other Member shall have any rights in and to such independent ventures or the income or profits derived therefrom.

(b) In accordance with subparagraph (a) above, the Members hereby approve the Company to engage any Member, or a designated Affiliate thereof, or any other third-party service provider, in each case subject to the consent of the Members, to provide fund administrative, accounting or CFO, CCO, or CRO services to the Company.

(c) Notwithstanding anything herein to the contrary, no Manager (nor their Affiliates) shall be reimbursed for overhead expenses incurred in connection with the Company including but not limited to rent, depreciation, utilities, capital equipment, or other administrative items (except for out of pocket administrative items directly related to the Company purposes, such as food / meal expenses for meetings, postage, etc.) In addition, the following expenses or costs incurred by or on behalf of a Manager shall be at the sole cost and expense of the Manager and shall not be reimbursed by the Company: (i) cost attributable to losses arising from Excluded Indemnification Matters on the part of such Manager or such Manager's Affiliates, associates or employees; and (ii) cost of insurance purchased by such Manager for its own account.

(d) The Members acknowledge that each is a party to the License Agreement which relates to the licensing and commercialization of certain financial products based on indexes owned by T3 and includes certain revenue-sharing provisions. The Members hereby agree that, notwithstanding anything to the contrary in the License Agreement, this Agreement sets forth the entire agreement between the Members with respect to the Products and that T3 shall be permitted under this Agreement, and consistent with the License Agreement, to license any indexes that T3 has developed or will develop to other issuers. Except as provided in this Agreement, nothing in this Agreement shall supersede, or otherwise interfere with, the terms and conditions of the License Agreement.

4.7 Manager's Time and Effort; Conflicts. The Managers shall manage the affairs of the Company to the best of their ability, shall use their best efforts to carry out the purpose of the Company, and shall devote to the Company such time as may be necessary for the proper performance of their duties and the business of the Company. The Managers shall implement the Company purposes in connection with the Operating Plan. The Managers or any Affiliates of the Managers or any other Member (or Affiliate thereof) may engage in any business or activity, including those which may conflict or compete with the Company, and any such Member shall not be required to offer any opportunity in any business or activity to such Persons or otherwise provide compensation to such Persons therefor.

4.8 Indemnification of the Managers.

(a) No Manager nor any Affiliate thereof shall have liability to the Company or to any Member for any loss suffered by the Company which arises out of any action or inaction of such Manager or Affiliate thereof if (i) such Manager or Affiliate thereof in

good faith determined that such course of conduct was in the best interest of the Company, and (ii) such course of conduct did not constitute an Excluded Indemnification Matter on the part of such Manager or Affiliate thereof.

(b) The Managers and any of their respective Affiliates, shall be indemnified and held harmless by the Company against its losses, judgments, liabilities, expenses and amounts paid in settlement of any claims brought by any third party against the Managers and any of their respective Affiliates in connection with the Company, provided that all of the following conditions are met: (i) it is determined, in good faith, that the course of conduct which caused the loss, judgment, liability, expense or amount paid in settlement was in the best interest of the Company; (ii) such loss, judgment, liability, expense or amount paid in settlement was not the result of an Excluded Indemnification Matter on the part of such Manager; and (iii) such indemnification or agreement to hold harmless is recoverable only out of the assets of the Company, and not from any Member.

(c) The Company shall not incur the cost of the portion of any insurance, other than public liability insurance, which insures any party against any liability as to which such party is herein prohibited from being indemnified.

(d) No Manager will be indemnified for any of the following; (i) violations of law, (ii) actions outside its scope of authority granted under this Agreement, (iii) any actions or omissions that result in a violation of this Agreement; (iv) misrepresentation of a material fact; (v) or any act constituting an Excluded Indemnification Matter.

(e) Notwithstanding anything else set forth herein, this indemnification in this Section 4.8 shall survive the termination of this Agreement.

4.9 Indemnification of the Company.

(a) Each Manager will indemnify and hold the Company harmless from and against any and all losses, damages and liabilities (including reasonable attorney's fees) which the Company may incur by reason of the past, present or future actions or omissions of such Manager or any of its Affiliates which constitutes or is the result of, an Excluded Indemnification Matter provided that the loss, damage, liability, expense or the amount of the indemnification paid was not the result of an Excluded Indemnification Matter on the part of the Investor Member and such indemnification or agreement to hold harmless is recoverable only out of the assets of the Company and not from such Manager.

(b) Notwithstanding anything else set forth herein, this indemnification in this Section 4.9 shall survive the Withdrawal of any Member, the Transfer of any Member's Membership Interest and/or the termination of this Agreement.

4.10 Company Subsidiaries. All references in this Article 4 (and otherwise contained in this Agreement) to the authority granted Managers with respect the Company shall also be deemed to include Managers' authority with respect to any wholly- or partially-owned subsidiary of the Company.

4.11 Waiver of Fiduciary Duty. The duties of Members to each other shall be solely as expressly set forth in this Agreement. Except as expressly set forth in this Agreement, the Managers shall have no liability for the breach of any implied duties that otherwise may arise by application of law, course of dealings or otherwise, including (without limitation) any fiduciary duties, which duties and liabilities are hereby waived and eliminated to the fullest extent permitted by law, provided, however that nothing in the Agreement shall limit or waive any liability that either Member may have for any act or omission that constitutes a violation of the implied contractual covenant of good faith and fair dealing under the Act.

ARTICLE 5
DISTRIBUTIONS

5.1 Distributions to the Members.

(a) Distributions of Company assets shall only be made in accordance with this Article 5 and Article 10.

(b) The Company's Net Cash Flow will be determined on a monthly basis by the Managers. Net Cash Flow shall be distributed within fifteen (15) days after the end of each month of the Fiscal Year. Subject to clause (c) below, the Company's Net Cash Flow shall be distributed 66 2/3% to MIAX and 33 1/3% to T3.

(c) Pursuant to the terms of Section 3.3, prior to making any distribution under Section 5.1, the Company shall distribute out of Net Cash Flow to each Non-Defaulting Member, an amount equal to the then outstanding Member Loans funded by such Non-Defaulting Member.

5.2 Limitations on Distributions. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make a distribution to any Member if such distribution would violate the Act or any restriction or limitation on such distribution expressly set forth elsewhere in this Agreement.

ARTICLE 6
ALLOCATIONS

6.1 General. The Net Income, Net Losses, and individual items of income, gain, loss, deduction, and tax credits for each relevant period will be allocated to the Members in a manner such that the Capital Account of each Member, immediately after making such allocation, is as nearly as possible, equal (proportionately) to (a) the distributions that would be made to such Member pursuant to Section 5.1 if the Company were dissolved, its affairs were wound up, its assets were sold for cash equal to their value, its liabilities were satisfied, and the net remaining assets were distributed pursuant to Section 5.1, minus (b) the sum of such Member's share of partnership minimum gain, such Member's share of partner nonrecourse debt minimum gain and such Member's deemed obligation, if any, to restore any deficit balance in its capital account (as determined according to Treasury Regulations Sections 1.701-2(i)(5), 1.704-2(g), and 1.704-2(b)(2)(ii)(c), respectively). For purposes of making allocations pursuant to this paragraph prior to the dissolution of the Company, all assets held by the Company shall be deemed to have a

value equal to their Gross Asset Value (and payments to any holder of nonrecourse debt are limited to the Gross Asset Value of the assets securing repayment of such debt).

6.2 Special Allocations. Notwithstanding anything to the contrary in Section 6.1, the following special allocations will apply:

(a) Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulations Section 1.704-2(f), notwithstanding any other provision of this Article VI, if there is a net decrease in Company Minimum Gain during any relevant period, each Member shall be specially allocated items of Company income and gain for such period (and, if necessary, subsequent periods) in an amount that equals such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant to the sentence. The items to be allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 6.2(a) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b) Member Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), notwithstanding any other provision of this Section 6.2(b), if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any relevant period, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704¬2(i)(5), shall be specially allocated items of Company income and gain for such period (and, if necessary, subsequent periods) in an amount that equals such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain that is attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant to the sentence. The items to be allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 6.2(b) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c) Qualified Income Offset. If any Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate a deficit in the Member's capital account created by such adjustments, allocations, or distributions as quickly as possible. This Section 6.2(c) is intended to constitute a "qualified income offset" within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(3).

(d) Gross Income Allocation. In the event any Member has a deficit balance in such Member's Capital Account (as determined after all other allocations provided for

in this Article VI (other than Section 6.2(c)) have been tentatively made and after crediting such Capital Account for any amounts that such Member is obligated to restore or is deemed obligated to restore pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), items of Company gross income and gross gain shall be specially allocated to such Member in an amount and manner to eliminate such deficit (as so determined) as quickly as possible.

(e) Nonrecourse Deductions. In accordance with Treasury Regulations Section 1.704-2, any Nonrecourse Deductions for any relevant period shall be specially allocated among the Members in accordance with the Members' respective Allocation Percentages.

(f) Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any relevant period shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i)(1).

(g) Recapture Income. Any recapture income resulting from the sale or other taxable disposition of any Company asset shall be allocated, to the extent possible, among the Members in the same proportion that the deductions that directly or indirectly resulted in such recapture income were allocated and in a manner that is consistent with Treasury Regulations Sections 1.1245-1(e) and 1.1250-1(f).

(h) Limitation on Member's Loss Allocations. Company losses shall not be allocated to a Member if the allocation of losses would cause the Member to have a negative balance in the Member's Capital Account in excess of the sum of (i) the amount, if any, that the Member is obligated to restore to the Company under this Agreement and (ii) the amount that the Member is deemed to be obligated to restore to the Company pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5). Company losses that cannot be allocated to a Member shall be allocated to the other Members; provided, however, that, if no Member may be allocated Company losses due to the limitations of this Section 6.2(h), Company losses will be allocated to all Members in accordance with this Agreement (without regard to this Section 6.2(h)).

(i) Code Section 754 Adjustments. Pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to the extent an adjustment to the adjusted tax basis of any Company asset under Code Section 734(b) or 743(b) is required to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in a manner that is consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Treasury Regulations.

(j) Curative Allocations. The allocations set forth in Sections 6.2(a) – (i) hereof (the "Regulatory Allocations") are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all

Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section 6.2(j). Therefore, notwithstanding any other provision of this Article VI (other than the Regulatory Allocations), the Managers shall make such offsetting special allocations of Company income, gain, loss, or deduction in whatever manner they determines appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Section 4.1. In exercising their discretion under this Section 6.2(j), the Managers shall take into account future Regulatory Allocations under Sections 6.2(a) and 6.2(b) that, although not yet made, are likely to offset other Regulatory Allocations previously made under Sections 6.2(e) and 6.2(f).

6.3 Tax Allocations.

(a) General. Except as otherwise provided in Section 6.3(b), as of the end of each relevant period, items of Company income, gain, loss, deduction, and expense shall be allocated for federal, state, and local income tax purposes among the Members in the same manner as the income, gain, loss, deduction, and expense of which such items are components were allocated to Capital Accounts pursuant to this Article VI.

(b) Code Section 704(c) Allocations. In accordance with Code Sections 704(b) and 704(c) and the Treasury Regulations promulgated thereunder, Company income, gains, deductions, and losses with respect to any property contributed to the capital of the Company shall be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its fair market value at that time (to be computed in accordance with the Treasury Regulations). If Company property is revalued in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv) at any time, subsequent allocations of Company income, gains, deductions, and losses with respect to such property shall take into consideration any variation between such property's revaluation and its adjusted basis for federal income tax purposes in the same manner as the variation is taken into consideration under Code Section 704(c) and the Treasury Regulations thereunder. Any elections or other decisions relating to such allocations shall be made by the Managers in a manner that reasonably reflects the purpose and intention of this Agreement.

6.4 Books of Account. The Company shall keep complete and accurate records and accounts necessary or convenient to record the Company's business and affairs and sufficient to record the determination and allocation of all items of income, gain, loss, deduction and credit, distributions and other amounts as may be provided for herein, including records and accounts of all Company revenues and expenditures and of the acquisition, ownership and disposition of all assets of the Company.

6.5 Fiscal Year. The fiscal year of the Company shall end on the 31st day of December of each year (the "Fiscal Year").

6.6 Tax Returns and Information.

(a) Tax Returns. The Company shall cause income and other required federal, state and local tax returns for the Company to be prepared. The Company shall make such other elections as it shall deem to be in the best interests of the Company and the Members. The cost of preparation of such returns by outside preparers, if any, shall be borne by the Company. In the event of a transfer of an interest in the Company permitted under this Agreement, the Company shall, at the request of the transferring Member, file an election under Code Section 754 to adjust the basis of the assets of the Company in accordance with the provisions of Code Section 743. Any costs associated with such election (such as accounting fees) shall be borne by the transferring Member.

(b) Schedule K-1. The Company shall furnish to each Member (i) as soon as reasonably possible after the close of each Fiscal Year (but in no event in excess of 90 days), such information concerning the Company as is reasonably required for the preparation of such Member's income tax returns (provided, however, that if the Company is unable to deliver a Schedule K-1 by April 1 following the close of the Fiscal Year, the Company shall use its best efforts to provide a requesting Member with a good faith estimate of such information) and (ii) as soon as reasonably possible after the close of each of the Company's first three fiscal quarters of each Fiscal Year such information concerning the Company as is reasonably required to enable the Member to pay estimated taxes.

6.7 Partnership Representative.

(a) Designation as Partnership Representative. With respect to any taxable year of the Company, MIAX or another Person designated by the Managers (which shall be a Joint Decision), shall be the "partnership representative" as such term is defined in Code Section 6223(a) (the "Partnership Representative"). The Managers (or, to the extent permitted by law, the Partnership Representative) shall from time to time appoint an individual that it determines appropriate to be the "designated individual" within the meaning of Code Section 6223 and the Treasury Regulations issued thereunder.

(b) Powers and Responsibilities. Subject to Section 4.3(z):

(i) The Partnership Representative shall determine all tax-related matters of the Company, and shall be authorized to take any actions necessary or helpful with respect to responding to any audit, administrative request, examination or investigation of any return (including with respect to any judicial or administrative tax proceeding involving the Company, the determination of the allocation of any resulting taxes, penalties and interest among the Members, and the determination of whether to elect the application of the provisions of any provision of law, regulation or practice governing any tax controversy or proceeding).

(ii) Without limiting the authority of the Partnership Representative under this Section 6.7, the Partnership Representative, shall be authorized to, and

may (in any combination it so chooses) elect to or elect not to, (i) cause the Company to elect under Code Section 6221(b) to make Subchapter C of Chapter 63 of the Code inapplicable to the Company and take all actions, including disclosures and notifications, necessary to effectuate such election, (ii) cause the Company to elect under Code Section 6226(a) and take all actions such that, to the extent the Partnership Representative considers practicable, all tax adjustments are taken into account by current or former Members as provided in Code Section 6226(b), (iii) in the event that the Company is assessed an imputed underpayment, utilize the procedures established under Code Section 6225(c) to reduce such imputed underpayment to the extent the Partnership Representative considers practicable, (iv) cause the Company to file a request for an administrative adjustment under Code Section 6227, and (v) take any similar applicable action to those described in (i)-(iv) with respect to any "push out" statement furnished to the Company by a lower-tier partnership in accordance with Proposed Treasury Regulation Section 301.6226-3(e).

(c) Limitation of Liability; Indemnity.

(i) Each Member agrees to hold the Partnership Representative harmless from (and to indemnify such persons for any interest, penalties, tax liabilities or other damages, whether direct, indirect or consequential, from) any decision made by the Partnership Representative in connection with the exercise of its powers, whether or not described explicitly herein, including any tax election, filing position, or administrative or judicial proceeding (including without limitation any administrative adjustment request) involving any U.S. federal, state, local or non-U.S. tax. This shall include any amount by which any Member's Capital Account is adjusted, as well as any amount expended by the Company in the discretion of any of the foregoing parties in connection with representing the Company in the manner described herein.

(ii) In the event that a tax liability or other tax-related amount is asserted against the Partnership Representative it shall have the right to be reimbursed by the Members (including any former Member or its successor, as applicable) to whom, in the opinion of the Managers, such amount is economically attributable.

(iii) The exculpation and indemnity described by this Section 6.7(c) shall survive a Member's ceasing to be a Member in the Company and the termination, dissolution, liquidation and winding up of the Company.

(d) Document Requests. Each former and current Member agrees to execute, acknowledge, deliver, file or record at the appropriate public offices such documents as may be requested by the Company or Partnership Representative that are necessary or (in the sole opinion of the applicable Partnership Representative) helpful to the appointment of the Partnership Representative and/or the execution of any of its powers or duties, whether or not described herein, including Section 6.7(b) above.

(e) Consistency of Tax Returns.

(i) Except as otherwise required by law, each current and former Member agrees to not treat any Company tax item on such Member's U.S. federal, state or local income tax return in a manner that is inconsistent with the presentation of such item on the Company's own return, including, without limitation, the Schedule K-1 provided by the Company to such Member or any "push-out" statement furnished by the Company to such Member in accordance with Proposed Treasury Regulation Section 301.6226-3(e), without the prior written consent of the Partnership Representative, which the Partnership Representative may withhold in its discretion.

(ii) Each Member agrees that it will not file any claim or petition with any administrative authority or in court with respect to any tax matter of the Company without the prior, written consent of the Partnership Representative.

(iii) Each current or former Member who is both permitted to and elects to participate in any tax proceeding shall be responsible for any expenses incurred by such Member in connection with such participation. The cost of any resulting audits or adjustments of a Member's U.S. federal, state or local income tax return shall be borne solely by such Member.

(iv) A Member's obligations under this Section 6.7(e) shall survive such Member's ceasing to be a Member in the Company and the termination, dissolution, liquidation and winding up of the Company.

(f) Expenses, Claim Resolutions and Adjustments.

(i) The Company shall bear the cost of any professional fees for such accountants, attorneys and agents as the Partnership Representative determines are necessary or useful to the conduct of its tax-related duties.

(ii) In the event that the Company is responsible for the payment or deposit of any imputed underpayment in respect of an administrative adjustment pursuant to Code Section 6225(a) or any similar tax-related amount (including but not limited to amounts due with respect to any administrative adjustment request or any "push-out" statement furnished to the Company by a lower-tier partnership in accordance with Proposed Treasury Regulation Section 301.6226-3(e), as well as any interest or penalties), the Managers shall be authorized in their sole discretion to make such adjustments to allocations and/or distributions to the Members (including by treating the relevant payment as a distribution to a Member and/or a withdrawal in whole or in part by one or more Members) so that, to the extent possible and commercially reasonable, the amount of such payment or deposit is equitably borne by the Members (and, to the extent practicable, former Members or their successors) on such basis as the Managers may in their discretion determine.

(iii) A Member's obligations under this Section 6.7(f) shall survive such Member's ceasing to be a Member in the Company and the termination, dissolution, liquidation and winding up of the Company.

ARTICLE 7
ACCOUNTING AND RECORDS

7.1 Reports; Operating Plans.

(a) The Managers will prepare and deliver to each Member, at least three Business Days prior to each distribution made under ARTICLE V, a written report calculating the distributions of Net Cash Flow for the relevant distribution date.

(b) The Managers will jointly prepare or cause to be prepared, and will submit to each Member for the approval of the Members, a combined annual operating plan and consolidated budget for the Company, no later than 45 calendar days prior to the start of each Fiscal Year (the "Operating Plan") commencing with Fiscal Year 2021. Within 20 calendar days of the submission of the proposed Operating Plan, each Member that wishes to do so will provide written comments to the Managers and request any additions or modifications to the Operating Plan. The Managers will in good faith consider all such additions and/or modifications and attempt to revise the proposed Operating Plan to accept and harmonize, to the maximum practicable extent, the comments and requests of the Members and will no fewer than 15 calendar days prior to the start of the Fiscal Year submit to the vote of the Members such revised Operating Plan. Such revised Operating Plan, so approved by the Members, will be the "Approved Operating Plan" for the applicable Fiscal Year. If the Members do not approve a proposed Operating Plan before the beginning of any Fiscal Year, then the Operating Plan for the preceding Fiscal Year, increased by the percentage increase in the Consumer Price Index over the prior year, will remain in effect as the Approved Operating Plan for the new Fiscal Year until such time as a new Operating Plan is approved by the Members. The Managers shall operate the Company in accordance with the Approved Operating Plan for such Fiscal Year; provided, however, the Managers may incur aggregate expenses in a Fiscal Year which do not exceed 105% of the aggregate expenses set forth in such Approved Operating Plan without the consent of the Members. The Managers shall promptly notify the Members of any actual or expected material deviation from the Approved Operating Plan and may from time to time submit to the Members for their review and approval requested amendments to the current Approved Operating Plan to reflect such deviations. Nothing in this Section 7.1(b), however, limits the right of the Managers to make any Emergency Expenditure they determine is necessary as a result of an Emergency; provided, that the Managers shall give the Members reasonably prompt notice of such Emergency and such Emergency Expenditures.

(c) The Managers will submit promptly to each Member notice of any action that would constitute a Joint Decision.

7.2 Company Books and Records.

(a) The Managers will, on behalf of the Company, maintain full and accurate books of account, financial records and supporting documents, which will in all material respects reflect, completely, accurately and in reasonable detail each transaction of the Company, and such other matters as are customarily entered into the records or maintained by Persons engaged in a business of like character or as are required by applicable law. The books of account, financial records, and supporting documents and the other documents and writings of the Company will be kept and maintained by the Managers at the principal office of the Company. The financial records and reports of the Company will be kept in accordance with GAAP and kept on an accrual basis.

(b) Upon at least five (5) Business Days prior notice to the Managers, all books and records of the Company will be open to inspection and copying by any of the Members or their representatives during business hours and at such Member's expense, for any purpose reasonably related to such Member's interest in the Company; provided, that any such inspection or copying is conducted in a manner which does not unreasonably interfere with the Company's business.

7.3 Financial Statements.

(c) Within 60 calendar days after the end of each quarter beginning with the quarter ending March 31, 2021 (excluding the quarter ending on the last day of each Fiscal Year), the Managers shall furnish to each Member unaudited consolidated financial statements with respect to such quarter for the Company consisting of (A) a consolidated balance sheet showing the Company's financial position as of the end of such quarter, and (B) consolidated profit and loss statements for the Company for such quarter.

(d) As soon as practical after the end of each Fiscal Year, beginning with the Fiscal Year ending September 30, 2021, but in any event within 120 calendar days after the end of each Fiscal Year, the Managers shall furnish to each Member consolidated financial statements with respect to such Fiscal Year for the Company that are audited and certified by an accounting firm selected by the Managers, consisting of (A) a consolidated balance sheet showing the Company's financial position as of the end of such Fiscal Year, (B) consolidated profit and loss statements for the Company for such Fiscal Year, (C) a consolidated statement of cash flows for the Company for such Fiscal Year and (D) related footnotes.

(e) Within 120 days after the end of each Fiscal Year, the Managers shall furnish to each Member such Member's Schedule K-1.

7.4 Company Tax Elections; Tax Controversies. It is the intent of the Company and the Members that the Company be treated as a partnership for state, federal and local income tax purposes. The Managers agree that they (a) will not cause or permit the Company to elect, without the approval of the Members, (1) to be excluded from the provisions of Subchapter K of the Code, or (2) to be treated as an association taxable as a corporation for federal, state or local income or other tax purposes; and (b) will cause the Company to make any election reasonably determined to be necessary or appropriate in order to ensure the treatment of the Company as a partnership for federal income tax purposes.

ARTICLE 8
TRANSFERS AND ENCUMBRANCES OF COMPANY INTERESTS

8.1 Transfers.

(a) Except as may be expressly provided in this Article 8 or with the consent of all other Members, no Member may Transfer all or any portion of its Membership Interest (or any right to receive distributions). Any purported Transfer of any Membership Interest (except as expressly permitted or consented to by all other Members as aforesaid) shall be null and void. Any Transfer of direct or indirect ownership interests in a Member shall be treated as a Transfer pursuant to this Agreement and shall be prohibited except as otherwise set forth in Section 8.1(b).

(b) Notwithstanding the restrictions on Transfers under Section 8.1(a), any Member may Transfer all or any part of its Membership Interest to any Affiliate of the transferor Member or to any other Member.

(c) In connection with any Transfer hereunder, the Transfer will only be permitted if, prior to completion of such Transfer, the following shall be provided to the Company and the Members (a) a written agreement of the transferee, in form and substance satisfactory to the Members, to be bound by this Agreement, which shall include an agreement by the transferee to execute any and all other documents that the Company and the Members may deem necessary or appropriate to effect and evidence such Transfer and the agreements indicated above; (b) if requested by the Company or a Manager, an opinion of counsel, satisfactory in form and substance to the Company and the Members, that such Transfer will not terminate the Company or impair its tax status, and that the Transfer constitutes an exempt transaction and does not require registration under applicable federal or state securities laws; (c) compliance with any lender restrictions, if any, (d) the assignee shall have paid to the Company the amount determined by the Managers to be equal to the costs and expenses incurred by the Company in connection with such Transfer; (e) the assignee shall acknowledge that the Membership Interest has not been registered under the Securities Act of 1933, as may be amended, from time to time, or any applicable state securities laws, in reliance upon exemptions therefrom, and shall covenant, represent, and warrant that the assignee is acquiring the Membership Interest for investment only and not with a view to the resale or distribution thereof; and (f) the assignee shall furnish the Managers with such other similar information or documentation as the Managers may reasonably request.

Upon any permitted Transfer of a Membership Interest pursuant to this Section 8.1, the transferor and transferee shall file with the Company an executed or authenticated copy of the written instrument of assignment. Any transferee under this Section 8.1 shall, as a condition to the effectiveness of the assignment to it of the economic benefits of Membership Interest, acknowledge in writing that the rights to the Membership Interest acquired by it are subject to the restrictions on Transfers set forth in this Article 8.

8.2 Substitution of Permitted Transferee for Member.

(a) A transferee of a Membership Interest pursuant to Sections 8.1 shall have the right to become a substituted Member with respect to the Transferred Membership Interest if, and only if, the Members receive written instruments (including, without limitation, such Person's consent to be bound by this Agreement as a substituted Member and by any guarantees to which the transferring Member is a party relating to indebtedness of the Company) that are in a form reasonably satisfactory to the Members. In addition, the transferee Member agrees, at the option of the non-transferring Member, to pay any filing fees, reasonable counsel fees, and other reasonable expenses in connection with such transfer.

(b) Unless substituted for a Member under this Section 8.2, a transferee or assignee shall have only the rights to receive the distributions of Net Cash Flow and allocations of Net Income and Net Losses (and items thereof) that the transferor or assignor Member would have received but shall not have any other rights in or to the Company, including (without limitation) rights to vote on actions requiring the consent or approval of the Members, or to inspect the books and records of the Company. All such rights shall remain with the transferor Member.

8.3 Prohibited Assignment.

(a) Unless in each of the following instances the non-transferring Member shall give its express written consent, no Membership Interest may be Transferred to:

(i) a minor or incompetent (other than to a guardian, custodian or conservator appointed to handle the affairs of such person);

(ii) any Person not permitted to be a transferee under law;

(iii) any non-citizen of the United States, unless such person or entity is a United States resident subject to federal income taxes; or

(iv) any citizen not a resident in the United States.

ARTICLE 9
ADDITIONAL MEMBERS

9.1 Admissions and Resignations. No Person shall be admitted to the Company as an additional Member except in accordance with Section 8.2. Neither the admission of a Member nor the resignation of a Member, whether in accordance with this Agreement or not, shall cause the dissolution of the Company. Any purported admission, resignation or removal which is not in accordance with this Agreement shall be null and void. Notwithstanding the foregoing, a Member that Transfers all of its Membership Interest in a manner permitted by Article 8 shall automatically cease to be a Member of the Company.

ARTICLE 10
DISSOLUTION AND WINDING UP

10.1 Dissolution and Distributions of Property. Except for dissolution expressly permitted by this Agreement, no Member shall have the right to, and each Member hereby agrees that it shall not (and hereby irrevocably waives any right to), seek to dissolve or cause the dissolution of the Company or to seek to cause a partial or whole distribution or sale of any of the Company's assets, whether by court action or otherwise, it being agreed that any actual or attempted dissolution, distribution or sale would cause a substantial hardship to the Company and the remaining Member(s).

10.2 Dissolution Events. The Company shall be dissolved upon the earlier to occur of one of the following events:

(a) upon the sale, transfer or disposition of all of the Company property and all interests of the Company therein;

(b) upon the mutual consent of the Members; or

(c) the happening of any other event causing its dissolution under the Act.

Notwithstanding anything contained herein to the contrary, to the extent permitted by applicable law, an Event of Bankruptcy respecting the Company shall not cause dissolution of the Company.

10.3 Liquidation and Final Distribution Proceeds.

(a) Upon the dissolution of the Company pursuant to Section 10.2, the Company shall thereafter engage in no further business other than that which is necessary to wind up the business, and the Managers, in accordance with its authority hereunder, shall liquidate the Company assets and distribute the cash proceeds therefrom. The cash proceeds from the liquidation of Company assets shall be applied or distributed by the Company in the following order:

(i) First, to the creditors of the Company (including, without limitation, Members who are creditors) in satisfaction of liabilities of the Company other than liabilities for distributions to Members; and as reasonable reserves therefor.

(ii) Second, any balance to the Members in accordance with Section 5.1, such distribution to be made by the end of the taxable year in which such liquidation occurs (or, if later, within ninety (90) days after the date of the receipt by the Company of the proceeds of liquidation).

(b) The Managers may apply or distribute non-cash assets of the Company upon final liquidation (in accordance with the foregoing provisions of Section 10.3(a)) and such non-cash assets shall be valued at their fair market value, as reasonably

determined by the Managers net of any liabilities secured by such property that the distributee is considered to assume, or take subject to.

10.4 No Capital Contribution Upon Dissolution. Each Member shall look solely to the assets of the Company for all distributions with respect to the Company, its Capital Contributions thereto, its Capital Account and its share of Net Income or Net Losses, and shall have no recourse therefor (upon dissolution or otherwise) against the Managers or any other Member thereof. If, upon liquidation of the Company or upon liquidation of a Member's interest in the Company, a Member has a deficit balance in its Capital Account (after giving effect to all contributions, distributions and allocations for all taxable years, including the year during which the liquidation occurs), such Member shall not be obligated to make any capital contribution with respect to such deficit.

ARTICLE 11
REPRESENTATIONS AND WARRANTIES OF THE MEMBERS

11.1 Representations of the Members. Each Member represents, warrants and covenants to the other Members as of the Agreement Date the following:

(a) The Member is an entity duly organized, validly existing and in good standing under the laws of the state of its formation, and each jurisdiction where it is required to qualify to do business, and has complied with all filing requirements necessary for its existence and to preserve the limited liability of the Members.

(b) No event or proceeding has occurred or is pending or, to its knowledge, threatened, which would materially adversely affect the ability of the Member to perform its obligations under this Agreement or any other agreement specifically contemplated under Section 4.6. This Section 11.1(b) shall be deemed to include, without limitation, the following: (i) legal actions or proceedings before any court, commission, administrative body or other governmental authority having jurisdiction over the Product; and (ii) acts of any governmental authority.

(c) (i) There is no action, suit, proceeding or investigation pending or, to the knowledge of the Member, threatened against the Company or the Member, and (ii) to its knowledge, neither the Company nor the Member is a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality that would have a Material Adverse Effect.

(d) Neither the execution and delivery by the Member of this Agreement nor the performance of any of the actions of the Member contemplated hereby has constituted or will constitute a violation of (a) the certificate of formation or incorporation, by-laws, operating agreement or other organizational documents of the Member, (b) any agreement by which the Member is bound or to which any of its property or assets is subject, or (c) any law, administrative regulation or court decree.

(e) Neither the Member nor, to the Member's knowledge, any of its stockholders, managers, beneficiaries, partners, or principals, is subject to Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001 (the "Executive

Order") or is listed on the United States Department of the Treasury Office of Foreign Assets Control list of "Specially Designated Nationals and Blocked Persons" as modified from time to time, and none of them is otherwise in violation of the provisions of the Executive Order or the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "Patriot Act").

(f) No Event of Bankruptcy has occurred with respect to the Member or any Controlling Person.

ARTICLE 12
MISCELLANEOUS

12.1 Amendment by Members. Except as otherwise stated in this Section 12.1, the written approval of each Member shall be required to amend or waive any provision of this Agreement. Notwithstanding the foregoing, any provision of this Agreement may be amended or waived from time to time by the Managers, without the consent of the Members, only to the extent that such amendment or waiver is necessary or advisable in the reasonable opinion of the Managers: (i) to qualify or continue the qualification of the Company as a limited liability company in which the Members have limited liability under the laws of any state; (ii) to ensure that the Company will be treated as a partnership for state, federal and local income tax purposes; (iii) to ensure that all allocations of Net Income and Net Losses are respected for state, federal and local income tax purposes; and (iv) to properly reflect the Members and their respective interests in the Company, as such Members may change due to admissions and resignations of Members, and the making of additional Capital Contributions, in each case in accordance with this Agreement. Except as otherwise provided herein, no amendment or waiver that would alter a Member's Capital Contribution, Capital Account or Percentage Interests in the Company (except to the extent that such are indirectly affected by any amendments or waivers, including, without limitation, those pertaining to the admissions or resignations of Members), a Member's right to distributions, a Member's approval rights, the liability of a Member to third parties, or the removal of any Member shall be permitted without the prior approval of the Member so affected.

12.2 No Assignments; Binding Effect. This Agreement shall not be assigned or otherwise Transferred (by operation of law or otherwise) by any Member (except as may be expressly permitted in this Agreement). This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and assigns permitted in accordance with this Agreement and the Act.

12.3 Notices. Any notice, approval, consent or other communication required or permitted to any Member and/or the Company under this Agreement shall be in writing, directed to the address set forth in Exhibit A (subject to change on no less than ten (10) business days' prior notice from any Member to the other Members and/or the Company) and shall be deemed to have been duly given or made: (i) if delivered personally by courier or otherwise, then as of the date delivered or if delivery is refused, then as of the date presented, (ii) if sent or mailed by Federal Express, Express Mail or other overnight mail service, then as of the first business day after the date so mailed; (iii) if sent or mailed by certified U.S. Mail, return receipt requested, then as of the third business day after the date so mailed; or (iv) if given by e-mail or telecopy,

when such e-mail or telecopy is transmitted during normal business hours and confirmation of transmission by the sender's computer or machine, provided that transmission occurs during normal business hours.

12.4 Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of any Member in the exercise of any power, right or privilege hereunder shall impair such power, right or privilege or be construed to be a waiver of any default or acquiescence therein, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other power, right or privilege. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or legal or equitable remedies otherwise available.

12.5 Waivers. No waiver by any Member of any default with respect to any provision, condition or requirement hereof shall be deemed to be a waiver of any other provision, condition or requirement hereof; nor shall any delay or omission of any Member to exercise any right hereunder in any manner impair the exercise of any such right accruing to it hereafter.

12.6 Preservation of Intent. If any provision of this Agreement is determined by any court having jurisdiction to be illegal or in conflict with any laws of any state or jurisdiction, then the Members agree that such provision shall be modified to the extent legally possible so that the intent of this Agreement may be legally carried out. If any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect or for any reason, then the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired or affected, it being intended that all of the Members' rights and privileges shall be enforceable to the fullest extent permitted by law.

12.7 Entire Agreement. This Agreement sets forth the entire and only agreement or understanding between the Members relating to the subject matter hereof and supersedes and cancels all previous agreements negotiations, commitments and representations in respect thereof among them.

12.8 Survival. Other than the obligations set forth in Sections 3.4, 4.8, 4.9, 6.7, 12.15 and Articles 7 and 10, upon termination of the Company by the filing of a Certificate of Cancellation with the Secretary of State of the State of Delaware and other contractual relationships between the Members, if any, shall be unwound in their entirety.

12.9 Certain Rules of Construction. All Article or Section titles or other captions in this Agreement are for convenience only, and they shall not be deemed part of this Agreement and in no way define, limit, extend or describe the scope or intent of any provisions hereof. Unless the context otherwise requires: (i) a term has the meaning assigned to it; (ii) an accounting term not otherwise defined has the meaning assigned to it in accordance with generally accepted accounting principles; (iii) "or" is not exclusive; (iv) words in the singular include the plural, and words in the plural include the singular; (v) provisions apply to successive events and transactions; (vi) "herein" "hereof" and other words of similar import refer to this Agreement as a whole and not to any particular Article , Section or other subdivision; (vii) all references to "clauses," "Sections" or "Articles" refer to clauses, Sections or Articles of this

Agreement; and (viii) and any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms.

12.10 Counterparts. This Agreement may be executed in any number of counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original, and all of which, taken together, shall be deemed to constitute one and the same instrument. Counterpart signature pages to this Agreement transmitted by facsimile transmission, by electronic mail in "portable document format" (".pdf") form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing an original signature.

12.11 Prevailing Party; Attorney's Fees. In the event of any judicial or other proceedings between or among the Members or any derivative action commenced by any Member as to the Company and/or this Agreement (and whether or not at any such time any such Person is a Member of the Company and whether or not the Company still then exists) or the interpretation of any provision of this Agreement or as to any of the relationships, rights, duties, obligations and other matters covered by this Agreement, the prevailing party in any such proceeding shall be entitled to full and complete recovery of all reasonable legal and other fees, costs and expenses incurred by such prevailing party in and as a result of any such proceedings, and in the case of a derivative suit in which the Company is not the prevailing party, then the Member instituting such suit shall be liable as the non-prevailing party.

12.12 Expenses. All fees and expenses, including without limitation attorneys' fees and expenses, incurred in connection with the initial organization of the Company, the negotiation and documentation related to this Agreement, the diligence conducted by the Members in connection with their decision to capitalize the Company, including their respective legal fees, shall be borne by the Company.

12.13 Governing Law; Consent to Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by and construed in accordance with the law of the State of Delaware, excluding any conflict of laws rule or principle that might refer the governance or construction of this Agreement to the law of another jurisdiction. The Members agree that any action or proceeding arising out of or relating to this Agreement may be brought in, and the Members hereby irrevocably submit with respect to any such action or proceeding to the nonexclusive jurisdiction of, any state or federal court in the State of Delaware. TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, EACH MEMBER HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING RELATING TO A DISPUTE AND FOR ANY COUNTERCLAIM WITH RESPECT THERETO.

12.14 Press Releases. The Members shall consult with each other before issuing any press release or making any other public statement with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such other public statement without the consent of the other party, which shall not be unreasonably withheld, except as such release or statement may be required by applicable law, in which case the party required to make the release or statement shall consult with the other party about, and

allow the other party reasonable time (to the extent permitted by the circumstances) to comment on, such release or statement in advance of such issuance, and the party will consider such comments in good faith.

12.15 Confidentiality. As used herein, "Confidential Information" means all confidential or proprietary information about the Company, its direct and indirect subsidiaries or any of their respective Affiliates and businesses, including, without limitation the identity of any direct or indirect member of the Company, and their related parent organization, financial statements, reports, and this Agreement, and any confidential or proprietary information about the Company, its subsidiaries or any of their respective businesses to which a Member is provided access. Each Member agrees to use such Confidential Information solely for purposes reasonably related to such Member's investment in the Company, and to maintain all Confidential Information in the strictest confidence and not to disclose Confidential Information to any Person other than (a) with respect to its investors, partners or lenders in the ordinary course of business, and (b) its fiduciaries, agents or advisors who are subject to obligations of confidentiality at least as restrictive with respect to disclosure and use as the provisions of this Section 12.15. Each Member also may disclose Confidential Information to the extent necessary in order to comply with any law, order, regulation, ruling or governmental request applicable to such Member. A Member's obligation hereunder shall not apply to any Confidential Information that becomes publicly available through no fault or act of the Member or the disclosure of which is required by a court or governmental authority or otherwise required by law.

12.16 Use of Name. Neither Member shall use the name, trade name or trademark of the other Member or any parent organization, subsidiary or affiliate in any business dealing without the other Member's prior written consent.

[Signature Page Follows]

IN WITNESS WHEREOF, the Members have caused this Agreement to be duly executed by their respective and duly authorized representatives as of the date first above written.

MEMBERS:

T3i US HOLDINGS INC.

By: ______________________
Name: Simon Ho
Title: President

MIAX FUTURES, LLC

By: ______________________
Name: Mark Wetjen
Title: Chief Executive Officer

[Signature Page to Limited Liability Company Operating Agreement of Convexity Shares, LLC]

<u>EXHIBIT A</u>

SCHEDULE OF MEMBERS AND PERCENTAGE INTERESTS

Name of Member	**Percentage Interests**
T3i US Holdings Inc. c/o T3i Pty LTD Suite 504, Level 5 165 Phillip Street Sydney, NSW, 2000 Australia Attn: Simon Ho, CEO	49%
MIAX Futures, LLC c/o Miami International Holdings, Inc. 7 Roszel Road Suite 1A Princeton, NJ 08540 Attn: Mark Wetjen - CEO	51%

FIRST AMENDMENT TO
LIMITED LIABILITY COMPANY OPERATING AGREEMENT
OF
CONVEXITYSHARES, LLC

This FIRST AMENDMENT TO LIMITED LIABILITY COMPANY OPERATING AGREEMENT (this "Amendment"), dated as of March 10, 2021, is made and entered into by and between T3i US Holdings Inc., a Delaware corporation ("T3") and MIAX Futures, LLC, a Delaware limited liability company ("MIAX"). T3 and MIAX are sometimes hereinafter collectively referred to as the "Members" and individually as a "Member".

RECITALS

WHEREAS, the Members entered into that certain Limited Liability Company Operating Agreement, dated as of February 5, 2021 (the "Operating Agreement") to establish the rights and obligation of the members of ConvexityShares, LLC, a Delaware limited liability company (the "Company"); and

WHEREAS, the Members have agreed, subject to the conditions set forth herein and in accordance with Section 12.1 of the Operating Agreement, to amend the Operating Agreement to accurately reflect the Products contemplated by the Members.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree to the following:

1. DEFINED TERMS. Capitalized terms not herein defined shall have the meanings ascribed to them in the Operating Agreement.

2. AMENDMENTS TO THE OPERATING AGREEMENT.

(a) Article 1 of the Operating Agreement is hereby amended by deleting the definition of "Product" and replacing such definition with the following new definition:

> "Product" means ConvexityShares Daily 1.5x SPIKES Futures ETF, ConvexityShares 1x SPIKES Futures ETF or any exchange traded product contemplated from time to time by the Members as a Product, including any replacements of the foregoing.

3. REFERENCES TO AND EFFECT ON THE OPERATING AGREEMENT. On and after the date of this Amendment, each reference in the Operating Agreement to "this Agreement," "hereunder," "hereof," or words of like import, and each reference to the Operating Agreement in the Transaction Documents and all other documents delivered in connection with the Operating Agreement shall mean and be a reference to the Operating Agreement as amended hereby. Except as expressly amended by this Amendment, the Operating Agreement shall continue in full force and effect in accordance with its terms, and the Operating Agreement, as amended hereby, is hereby confirmed and ratified in all respects. The execution, delivery and

effectiveness of this Amendment shall not, except as expressly provided herein, operating as a waiver of any right, power or remedy of the parties under the Operating Agreement or the Transaction Documents.

4. COUNTERPARTS. This Amendment may be executed in separate counterparts each of which shall be an original and all of which taken together shall constitute one and the same agreement. Delivery of an executed signature page to this Amendment by facsimile transmission or other electronic image scan transmission shall be as effective as delivery of a manually signed counterpart of this Amendment.

5. GOVERNING LAW. This Amendment shall be governed by and construed in accordance with the law of the State of Delaware, excluding any conflict of laws rule or principle that might refer the governance or construction of this Amendment to the law of another jurisdiction.

6. FURTHER ASSURANCES. In connection with this Amendment and the transactions contemplated by the Transaction Documents, each Party shall execute and deliver any additional documents and instruments and perform any additional acts that may be reasonably required or useful to carry out the intent and purpose of this Amendment and as are not inconsistent with the terms hereof.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Members have caused this Amendment to be duly executed by their respective and duly authorized representatives as of the date first above written.

MEMBERS:

T3i US HOLDINGS INC.

By: Simon Ho
Name: Simon Ho
Title: President

MIAX FUTURES, LLC

By: Mark Wetjen
Name: Mark Wetjen
Title: Chief Executive Officer

EXHIBIT J

<u>Exhibit Request</u>:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

<u>Response</u>:

1. **<u>Officers of Miami International Securities Exchange, LLC</u>**

The following persons are the officers of the Exchange:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer and Chief Information Security Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Joseph S. Bracco	Senior Vice President – Head of Sales
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings

Name	Title
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Charles Blades	Vice President - Controller
Jonathan S. Dowd	Vice President – Business Strategy
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Rodney Hester	Vice President – Systems Infrastructure
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Thomas Jarck	Vice President – Proprietary Product Development
Matthew McFarland	Vice President – Derivative Products and Business Development
Kaitlin Meyer	Vice President – Marketing and Sales
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Vinay Rao	Vice President – Trading Systems Development
Siddharth Sahoo	Vice President – Trading Systems Development
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Dimitriy Kotov	Assistant Vice President – Associate Counsel
Michael Slade	Assistant Vice President – Associate Counsel

The officers of the Exchange serve until their successors are appointed in accordance with the By-Laws of the Exchange. Officers of the Exchange serve at the direction of the Board of Directors.

2. **Directors of Miami International Securities Exchange, LLC**

The following persons are the directors and Board observers of the Exchange:

DIRECTORS			
Name	**Classification**	**Term of Office**	**Type of Business**
Thomas P. Gallagher	Industry	So long as CEO of the Company	Securities Exchange
Joseph Sellitto	Industry/ERP	So long as qualified under Equity Rights Program	President and CEO – Global Execution Brokers, LP

DIRECTORS			
Name	**Classification**	**Term of Office**	**Type of Business**
David Dooman	Industry/Member Representative	Class I – 2023	Managing Director – Dash Financial Technologies
Lawrence E. Jaffe	Non-Industry/ Independent	Class I – 2023	Attorney (Retired)
William V. Looney, Jr.	Industry	Class I – 2023	Managing Director – Global Head of Business Development – X-Change Financial Access, LLC
Cynthia Schwarzkopf	Non-Industry/ Independent	Class I – 2023	Professional and Philanthropic Public Speaker
J. Gray Teekell	Non-Industry/ Independent	Class I – 2023	President and Chief Executive Officer – The Teekell Company, Inc.
Lindsay L. Burbage	Non-Industry/ Independent	Class II – 2024	Attorney
Robert P. Castrignano	Industry	Class II – 2024	Managing Director – Piper Sandler
John DiBacco, Jr.	Industry	Class II – 2024	Head of Credit Trading – Chicago Trading Company
John A. Kinahan	Industry/Member Representative	Class II – 2024	Chief Executive Officer – Group One Trading LP
John E. McCormac	Non-Industry/ Independent	Class II – 2024	Township Mayor – Woodbridge, New Jersey; Former New Jersey State Treasurer
Michael P. Ameen	Non-Industry/ Independent	Class III – 2025	Executive Vice President and Chief Financial Officer – Rheo Vest, LLC
Marianne Deane	Non-Industry/ Independent	Class III – 2025	Community Volunteer
Kurt M. Eckert	Industry/Member Representative	Class III – 2025	Partner and Head of Market Structure – Wolverine Trading, LLC

DIRECTORS			
Name	**Classification**	**Term of Office**	**Type of Business**
Leslie Florio	Non-Industry/ Independent	Class III – 2025	Vice President of the Maxwell Place Condominium Association
Paul Jiganti	Industry/Member Representative	Class III – 2025	Managing Director of Business Development and Market Structure Strategy – IMC Financial Markets
Robert D. Prunetti	Non-Industry	Class III – 2025	President – Phoenix Ventures, LLC
OBSERVERS			
Lawrence Tanzman	Industry	So long as qualified under Equity Rights Program	Head of CES Options Routing – Citadel Securities

3. **Committees of Miami International Securities Exchange, LLC**

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

AUDIT COMMITTEE	
Name	**Classification**
Robert D. Prunetti (Chair)	Non-Industry
Michael P. Ameen	Non-Industry/Independent
John E. McCormac	Non-Industry/Independent

COMPENSATION COMMITTEE	
Name	**Classification**
J. Gray Teekell (Chair)	Non-Industry/Independent
Robert D. Prunetti	Non-Industry
Cynthia Schwarzkopf	Non-Industry/Independent

REGULATORY OVERSIGHT COMMITTEE	
Name	**Classification**
Lindsay L. Burbage (Chair)	Non-Industry/Independent
Lawrence E. Jaffe	Non-Industry/Independent
Leslie Florio	Non-Industry/Independent

APPEALS COMMITTEE	
Name	**Classification**
Lawrence Jaffe (Chair)	Non-Industry/Independent
Robert Castrignano	Industry
Kurt M. Eckert	Industry/Member Representative

TECHNOLOGY COMMITTEE	
Name	**Classification**
Leslie Florio (Chair)	Non-Industry/Independent
Robert Castrignano	Industry
Marianne Deane	Non-Industry/Independent
David Dooman	Industry/Member Representative
Kurt M. Eckert	Industry/Member Representative
John A. Kinahan	Industry/Member Representative
John E. McCormac	Non-Industry/Independent
Cynthia Schwarzkopf	Non-Industry/Independent
J. Gray Teekell	Non-Industry/Independent